SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
As filed with the Securities and Exchange Commission on April 26, 2023

FORM N-6
REGISTRATION STATEMENT
UNDER
Pre-Effective Amendment No. 2 (File No. 333-260322)	[X]
Post-Effective Amendment No.	[ ]
and/or
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940	[ ]
Amendment No. 104 (File No. 811-05213)	[X]
(Check appropriate box or boxes)

Exact Name of Registrant:
RiverSource of New York Account 8

Name of Depositor:
RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK
Address of Depositor’s Principal Executive Offices, Zip Code
Depositor’s Telephone Number, including Area Code:

20 Madison Avenue Extension Albany, NY 12203
(800) 541-2251
Name and Address of Agent for Service:
John P. Hite, Esq.
5229 Ameriprise Financial Center
Minneapolis, MN 55474

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

PART A: PROSPECTUS

Prospectus
May 1, 2023
RiverSource® Survivorship Variable Universal Life Insurance
INDIVIDUAL FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

Issued by:	RiverSource Life Insurance Co. of New York (RiverSource Life of NY)
20 Madison Avenue Extension Albany, NY 12203 Telephone: 1-800-541-2251 Website address: riversource.com/lifeinsurance RiverSource of New York Account 8
Service Center:	RiverSource Life Insurance Co. of New York
70500 Ameriprise Financial Center Minneapolis, MN 55474 Telephone: 1-800-541-2251 Website address: riversource.com/lifeinsurance
This prospectus contains information about the life insurance policy that you should know before investing in RiverSource Survivorship Variable Universal Life Insurance (SVUL - NY).
The purpose of the policy is to provide life insurance protection on the life of two Insureds and to potentially build Policy Value. The policy is a long-term investment that provides a death benefit that we pay to the Beneficiary upon the last surviving Insured’s death. You may direct your Net Premiums or transfers to:
•
A Fixed Account to which we credit interest.
•
Subaccounts that invest in underlying Funds.
Prospectuses are available for the Funds that are investment options under the policy. Please read all prospectuses carefully and keep them for future reference.
RiverSource Life of NY has not authorized any person to give any information or to make any representations regarding the policy other than those contained in this prospectus or the Fund prospectuses. Do not rely on any such information or representations.
Please note that your investments in a policy and its underlying Funds:
•
Are NOT deposits or obligations of a bank or financial institution;
•
Are NOT insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency; and
•
Are subject to risks including loss of the amount you invested and the policy ending without value.
The Securities and Exchange Commission (SEC) has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
Variable life insurance is a complex vehicle that is subject to market risk, including the potential loss of principal invested. Before you invest, be sure to ask your sales representative about the policy’s features, benefits, risks and fees, and whether it is appropriate for you based upon your financial situation and objectives. Your sales representative may or may not be authorized to offer you several different variable life insurance policies in addition to the policy described in this prospectus. Each policy has different features or benefits that may be appropriate for you based on your financial situation and needs, your age and how you intend to use the policy. The different features and benefits may include investment and fund manager options, variations in interest rate amounts and guarantees and surrender charge schedules. The fees and charges may also be different among the policies. Be sure to ask your sales representative about all the options that are available to you.
Additional information about certain investment products, including variable life insurance, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 1

If you are a new investor in the policy, you may cancel your policy within 10 days of receiving it without paying penalties (if the policy is intended to replace an existing policy, this cancellation period is extended to 60 days). Upon cancellation, you will receive a full refund of all premiums paid, including any policy fees or other charges, less Indebtedness. You should review this prospectus, or consult with your investment professional, for additional information about the specific cancellation terms that apply.
For your convenience, we have defined certain words and phrases used in this prospectus in the “Key Terms” section.

2 RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 3

4 RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus

Key Terms
These terms can help you understand details about your policy.
Accumulation Unit: An accounting unit used to calculate the value of the Subaccounts.
Attained Insurance Age: An Insured's Insurance Age plus the number of Policy Anniversaries since the Policy Date. Attained Insurance Age changes only on a Policy Anniversary.
Beneficiary: The person(s) or entity(ies) designated to receive the death benefit Proceeds.
Cash Surrender Value: Proceeds received if you surrender the policy in full. The Cash Surrender Value equals the Policy Value minus Indebtedness and any applicable Surrender Charges.
Close of Business: The time the New York Stock Exchange (NYSE) closes, 4 p.m. Eastern time unless the NYSE closes earlier.
Code: The Internal Revenue Code of 1986, as amended.
Death Benefit Valuation Date: The date of the last surviving Insured’s death when death occurs on a Valuation Date. If the last surviving Insured does not die on a Valuation Date, then the Death Benefit Valuation Date is the next Valuation Date following the date of the last surviving Insured’s death.
Duration: The number of years a policy is in force. For example, Duration 1 is the first year the policy is in force and Duration 15 is the 15th year the policy is in force.
Fixed Account: The portion of the Policy Value that earns interest at a fixed rate not less than the guaranteed interest rate as shown under Policy Data.
Fixed Account Value: The portion of the Policy Value that you allocate to the Fixed Account, including Indebtedness.
Full Surrender: The withdrawal of the full Cash Surrender Value and termination of the policy.
Funds: Mutual funds or portfolios, each with a different investment objective. (See “The Variable Account and the Funds.”) Each of the Subaccounts of the Variable Account invests in a specific one of these Funds.
Good Order: We cannot process your transaction request relating to the policy until we have received the request in Good Order at our Service Center. “Good Order” means the actual receipt of the requested transaction in writing, along with all information, forms and supporting legal documentation necessary to effect the transaction. To be in “Good Order,” your instructions must be sufficiently clear so that we do not need to exercise any discretion to follow such instructions. This information and documentation generally includes your completed request; the policy number; the transaction amount (in dollars); the names of and allocations to and/or from the Subaccounts and the Fixed Account affected by the requested transaction; Social Security Number or
Taxpayer Identification Number; and any other information, forms or supporting documentation that we may require. For certain transactions, at our option, we may require the signature of all policy Owners for the request to be in Good Order. With respect to purchase requests, “Good Order” also generally includes receipt of sufficient payment by us to effect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirements at any time.
Indebtedness: All existing loans on the policy plus interest that has either been accrued or added to the policy loan.
Insurance Age: The age of an Insured, based upon his or her nearest birthday on the date of the application.
Insured: The person(s) whose life(ves) is/are insured by the policy.
Lapse: The policy ends without value and no death benefit is paid.
Monthly Date: The same day each month as the Policy Date. If there is no Monthly Date in a calendar month, the Monthly Date is the first day of the next calendar month.
Net Amount at Risk: A portion of the death benefit equal to the current death benefit divided by the guaranteed interest rate factor shown under Policy Data minus the Policy Value. This is the amount to which we apply cost of insurance rates in determining the monthly cost of insurance.
Net Premium: The premium paid minus the premium expense charge.
No-Lapse Guarantee (NLG): A feature of the policy guaranteeing that the policy will remain in force over the No-Lapse Guarantee Period even if the Cash Surrender Value is insufficient to pay the monthly deduction. This feature is in effect as long as certain premium payment requirements are met.
No-Lapse Guarantee Period: The maximum duration the NLG can be in effect if the premium payment requirements are met. The No-Lapse Guarantee Period for the NLG is shown under Policy Data and depends on the youngest Insured’s Insurance Age.
No-Lapse Guarantee Premium: The premium amount used to determine if the NLG is in effect. The NLG Premium is shown under Policy Data and depends on the Insureds’ Insurance Ages, sexes, Risk Classifications, optional insurance benefits added by rider, the initial Specified Amount and death benefit option.
Owner: The entities to which, or individuals to whom, we issue the policy or to whom you subsequently transfer ownership. The Owner is authorized to make changes to the policy and request transactions involving Policy Value. In the prospectus “you” and “your” refer to the Owner.

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 5

Partial Surrender: The withdrawal of an amount of the Policy Value that is less than the full Cash Surrender Value. Sometimes we refer to a Partial Surrender as a withdrawal.
Policy Anniversary: The same day and month as the Policy Date each year the policy remains in force.
Policy Data: The portion of the policy that includes specific information on your policy regarding your policy’s benefits, amount and duration of guaranteed charges, premium information, and other benefit data applicable to the Insureds.
Policy Date: The date we issue the policy and from which we determine policy anniversaries, policy years and policy months. The Policy Date is shown under Policy Data.
Policy Value: The sum of the Fixed Account Value plus the Variable Account Value.
Proceeds: The amount payable under the policy as follows:
•
Upon death of the last surviving Insured prior to the date the youngest Insured has reached Attained Insurance Age 120, Proceeds will be the death benefit in effect as of the date of the last surviving Insured’s death, minus any Indebtedness.
•
Upon death of the last surviving Insured on or after the youngest Insured has reached Attained Insurance Age 120, Proceeds will be the greater of:
—
the Policy Value on the date of the last surviving Insured’s death minus any Indebtedness on the date of that Insured’s death; or
—
the death benefit at the youngest Insured’s Attained Insurance Age 120 Policy Anniversary minus any partial surrenders and partial surrender fees occurring after the youngest Insured’s Attained Insurance Age 120 Policy Anniversary minus any Indebtedness on the date of the last surviving Insured’s death.
•
On Full Surrender of the policy, the Proceeds will be the Cash Surrender Value.
Pro Rata Basis: Method for allocating amounts to the Fixed Account and to each of the Subaccounts. It is proportional to the value (minus any Indebtedness in the Fixed Account and/or the value of the Fixed Account that is part of a Special Dollar-Cost Averaging (“SDCA”) arrangement) that each bear to the total Policy Value minus Indebtedness, and the value of the Fixed Account that is part of an SDCA arrangement.
Risk Classification: A group of Insureds that RiverSource Life of NY expects will have similar mortality experience.
RiverSource Life of NY: In this prospectus, “we,” “us,” “our” and “RiverSource Life of NY” refer to RiverSource Life Insurance Co. of New York.
Scheduled Premium: A premium you select at the time of application, of a level amount, at a fixed interval of time.
Service Center: Our department that processes all transaction and service requests for the policies. We consider all transaction and service requests received when they arrive in Good Order at the Service Center. Any transaction or service requests sent or directed to any location other than our Service Center may end up delayed or not processed. Our Service Center address and telephone number are listed on the first page of the prospectus.
Specified Amount: An amount chosen by you that we use to determine the death benefit and the Proceeds payable upon death of the last surviving Insured. If death benefit option 1 is chosen, this is the amount of life insurance coverage you want. For death benefit option 2 and 3, this is the minimum amount of life insurance coverage. We show the initial Specified Amount you have chosen in your policy.
Subaccounts: Each Subaccount is a separate investment division of the Variable Account and invests in a particular portfolio or Fund.
Surrender Charge: A charge we assess against the Policy Value at the time of surrender, or if the policy Lapses, during the first seven years of the policy and for seven years after an increase in coverage.
Valuation Date: Any normal business day, Monday through Friday, on which the New York Stock Exchange (NYSE) is open, up to the time it closes, generally 4:00 PM Eastern Time. At the NYSE close, the next Valuation Date begins. We calculate the Accumulation Unit value of each Subaccount on each Valuation Date. If we receive your transaction request at our Service Center before the Close of Business, we will process your transaction using the Accumulation Unit value we calculate on the Valuation Date we received your transaction request in Good Order. On the other hand, if we receive your transaction request in Good Order at our Service Center at or after the Close of Business, we will process your transaction using the Accumulation Unit value we calculate on the next Valuation Date. If you make a transaction request by telephone (including by fax), you must have completed your transaction by the Close of Business in order for us to process it using the Accumulation Unit value we calculate on that Valuation Date. If you were not able to complete your transaction before the Close of Business for any reason, including telephone service interruptions or delays due to high call volume, we will process your transaction using the Accumulation Unit value we calculate on the next Valuation Date.
Valuation Period: The interval that commences at the Close of Business on each Valuation Date and goes up to the Close of Business on the next Valuation Date.
Variable Account: RiverSource of New York Account 8 consisting of Subaccounts, each of which invests in a particular Fund. The Policy Value in each Subaccount depends on the performance of the particular Fund.
Variable Account Value: The sum of the values that you allocate to the Subaccounts of the Variable Account.

6 RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus

Important Information You Should Consider About the Policy
FEES AND EXPENSES	Location in Statutory Prospectus
Charges for Early Withdrawals
If you surrender your policy for its full Cash Surrender Value, or the policy
Lapses, during the first seven years and for seven years after requesting an increase in the Specified Amount, you will incur a Surrender Charge. The
Surrender Charges are set based on various factors such as the
Insureds’Insurance Ages (or Attained Insurance Ages at the time of a requested increase in the Specified Amount),Risk Classifications and the
number of years the policy has been in force (or for the number of years from the effective date of an increase in Specified Amount). The maximum initial Surrender Charge rate that would be charged on any policy would be
$49.500 per $1,000 of initial Specified Amount.  Therefore, if a Full
Surrender occurs on a policy that was issued with a $1,000,000 initial
Specified Amount, the maximum initial Surrender Charge would be
$49,500 which is 49.500 times $1,000,000 divided by 1,000.  This
Surrender Charge for the initial Specified Amount will decrease monthly until it is zero at the end of the seventh policy year.
The Surrender Charges that apply to your policy are shown under the Policy
Data page of your policy.
Fee Tables Transaction Fees Base Policy Charges
Transaction Charges
In addition to Surrender Charges, you may also incur charges on other transactions, such as a premium expense charge, partial Surrender
Charge, express mail fee, electronic fund transfer fee, and fees imposed when exercising your rights under the Overloan Protection Benefit and the
Policy Split Option Rider. If you take a loan against the policy, you will be charged a loan interest rate on any outstanding balance until the loan is paid off.
Fee Tables
Ongoing Fees and Expenses (annual charges)
In addition to Surrender Charges and transaction charges, an investment in the policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the policy and the cost of the Accounting Value Increase Rider and the Four-Year Term rider if they are elected as optional benefits available under the policy. Such fees and expenses are set based on various factors such as the Insureds’Risk
Classifications, Issue Ages, genders and the number of years the policy is in force. You should review the rates, fees and charges under the Policy
Data page of your policy.
You will also bear expenses associated with the Funds offered under the policy, as shown in the following table:
				Fee Tables Transaction Fees Base Policy Charges
	Annual Fee	Minimum	Maximum
	Underlying Fund options (Funds fees and expenses)(1)	0.25%	1.88%
	(1) As a percentage of fund assets.
RISKS
Risk of Loss	You can lose money by investing in this policy including loss of principal.	Principal Risks

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 7

RISKS	Location in Statutory Prospectus
Not a Short-Term Investment
The policy is not suitable as a short-term investment and is not appropriate for an investor who needs ready access to cash.
The policy is a long-term investment that is primarily intended to provide a death benefit that we pay to the Beneficiary upon the last surviving
Insured’s death.
Your policy has little or no Cash Surrender Value in the early policy years.
During early policy years the Cash Surrender Value may be less than the premiums you pay for the policy.
Your ability to take Partial Surrenders is limited. You cannot take Partial
Surrenders during the first policy year.
Principal Risks
Risks Associated with Investment Options
An investment in the policy is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the policy. Each investment option
(including the Fixed Account) has its own unique risks. You should review the investment options before making an investment decision. If the death benefit is option 2, the death benefit could decrease from the death benefit on the previous Valuation Date due to adverse investment experience.
Principal Risks The Variable Account and the Funds
Insurance Company Risks
An investment in the policy is subject to the risks related to RiverSource
Life Insurance Co. of New York ("RiverSource Life of NY"). Any obligations
(including under the Fixed Account) or guarantees and benefits of the policy that exceed the assets of the Variable Account are subject to RiverSource
Life of NY’s claims-paying ability. If RiverSource Life of NY experiences financial distress, RiverSource Life of NY may not be able to meet their obligations to you. More information about RiverSource Life of NY, including their financial strength ratings, is available by contacting
RiverSource Life of NY at 1-800-541-2251.
Additional information regarding the financial strength of RiverSource Life of NY can be accessed at: strengthandsoundness.com.
Principal Risks The General Account
Policy Lapse
Insufficient premium payments, fees and expenses, poor investment performance, full and Partial Surrenders, and unpaid loans or loan interest may cause the policy to Lapse. There is a cost associated with reinstating a Lapsed policy. Death benefits will not be paid if the policy has Lapsed.
Your policy may not Lapse if the No Lapse Guarantee is in effect. Also, your policy enters a grace period before Lapsing, allowing you additional time to pay the amount required to keep the policy in force.
Keeping the Policy in Force

8 RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus

	RESTRICTIONS	Location in Statutory Prospectus
Investments
•We reserve any right to limit transfers of value from a Subaccount to one or more Subaccounts or to the Fixed Account to five per policy year, and we may suspend or modify this transfer privilege at any time with any necessary approval of the Securities and Exchange Commission.
• Your transfers among the Subaccounts are subject to policies designed to deter market timing.
• The minimum transfer amount from an investment option is $50, if automated, and $250 by mail or telephone.
• On the youngest Insured’s Attained Insurance Age 120 anniversary, any
Policy Value in the Subaccounts will be transferred to the Fixed Account and may not be transferred to any Subaccount.
• You may only transfer between Subaccounts and the Fixed Account on a
Policy Anniversary, unless you automate such transfers.
• We reserve the right to close, merge or substitute Funds as investment options. We also reserve the right, upon notification to you, to close or restrict any Funds. We will obtain any necessary approval of the
Securities and Exchange Commission.
• We generally limit premium payments in excess of $1,000,000.
Transfers Among the Fixed Account and Subaccounts Substitution of Investments
Optional Benefits
•The Four-Year Term rider (FYT), Policy Split Option Rider (PSO), and the
Accounting Value Increase Rider (AVIR) are only available at policy issuance.
• The FYT and PSO are not available for all Insurance Ages or Risk
Classifications that would be insured under the base policy.
• The FYT, PSO, and AVIR have termination dates prior to the termination date of the base policy.
• The PSO, AVIR and Overloan Protection Benefit (OPB) have certain conditions that must be satisfied to exercise the benefit of these riders.
Additional Information About Standard Benefits (Other than Standard Death Benefits)
TAXES
Tax Implications
•You should consult with a tax professional to determine the tax implications of an investment in and payments received under the policy.
• If your policy is a modified endowment contract, you may have to pay a
10% tax penalty if you take a withdrawal of earnings before age 59½.
Taxes
CONFLICTS OF INTEREST
Investment Professional Compensation
In general, we pay selling firms and their sales representatives compensation for selling the policy.
In addition to commissions, we may, in order to promote sales of the policies, pay or provide selling firms with other promotional incentives in cash, credit or other compensation. These promotional incentives or reimbursements may be calculated as a percentage of the selling firm’s aggregate, net or anticipated sales and/or total assets attributable to sales of the policy, and/or may be a fixed dollar amount. Selling firms and their sales representatives may have a financial incentive to recommend the policy over another investment.
Distribution of the Policy
Exchanges
If you already own an insurance policy, some financial representatives may have a financial incentive to offer you a new policy in place of one you already own. You should only exchange an existing policy if you determine, after comparing the features, fees and risks of both policies, that it is better for you to purchase the new policy rather than continue to own your existing policy.
For additional information, see 1035 exchanges under Other Tax Considerations

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 9

Overview of the Policy
Purpose
The purpose of the policy is to provide life insurance protection on the life of two Insureds and to potentially build Policy Value. The policy is a long-term investment that provides a death benefit that we pay to the Beneficiary upon the last surviving Insured’s death. This Policy may be appropriate for you if you have a long investment time horizon and the Policy’s terms and conditions are consistent with your financial goals. It is not intended for people whose liquidity needs require early or frequent withdrawals or for people who intend to frequently trade in the policy’s variable investment options.
We pay death benefit Proceeds to the chosen Beneficiary when the last surviving Insured person under the Policy dies. You tell us how much life insurance coverage you want. We call this the “Specified Amount” of insurance. Death benefit Proceeds may be increased by any additional death benefit you have elected, and will be decreased by any outstanding Policy loans and loan interest.
Premiums
In applying for your policy, you decide how much you intend to pay and how often you will make any additional payments.
The policy also includes No-Lapse Guarantee benefits, which, subject to certain requirements, guarantees the policy will remain in force even if the Cash Surrender Value is insufficient to pay the monthly deduction. See “No Lapse Guarantees” under “Keeping the Policy in Force” section below.
You will choose a Scheduled Premium at the time of application. The Scheduled Premium serves only as an indication of your intent as to the frequency and amount of future premium payments. You may skip Scheduled Premium payments at any time if your Cash Surrender Value is sufficient to pay the monthly deduction or if you have paid sufficient premiums to keep the No- Lapse Guarantee in effect.
You may also make unscheduled premium payments at any time and in any amount of at least $25.
We reserve the right to limit the number and amount of unscheduled premium payments. No premium payments, scheduled or unscheduled, are allowed on or after the youngest Insured’s Attained Insurance Age 120 Policy Anniversary.
Your policy may Lapse if you do not pay the premiums needed to maintain coverage. In that case, we will not pay a death benefit.
Allocation of Premiums
We will hold any premium paid prior to the Policy Date. As of the Policy Date, we will allocate the Net Premium to the accounts you have selected in your application.
You may direct your Net Premiums or transfers to:
•
A Fixed Account, or
•
Subaccounts that invest in underlying Funds.
A complete list of underlying Funds can be found in “Appendix A:Funds Available Under the Contract”.
Policy Features
•
Flexibility. The policy is designed to be flexible. While at least one of the Insureds are living, you, as the Owner of the policy, may exercise all of the rights and options described in the policy. You may, within limits, (1) change the amount of insurance, (2) borrow or withdraw amounts you have invested, (3) choose when and how much you invest, (4) choose whether your Policy Value or premium will be added to the Specified Amount when determining proceeds payable to the Beneficiary upon the last surviving Insured’s death, and (5) add or delete certain other optional benefits that we make available by rider to your policy, as permitted.
•
Accessing Your Money. At any time while the policy is in force, you may fully surrender your policy in return for its Cash Surrender Value. A Full Surrender will terminate your policy and it cannot be reinstated. At any time after the first policy year, you may partially surrender your policy’s Cash Surrender Value. A Partial Surrender must be at least $500.Partial Surrenders will also reduce your Policy Value and death benefit and will increase your risk of Lapse.Full Surrenders may be subject to Surrender Charges and Partial Surrenders are subject to surrender processing fees.
•
Death Benefit Options. You must choose between death benefit Option 1, Option 2 or Option 3 at the time of your application. After choosing a death benefit option, you may change it at any time prior to the youngest Insured’s Attained Insurance Age 120.
•
Death Benefit Option 1: Provides for a death benefit that is equal to the greater of (a) the Specified Amount and (b) a percentage of Policy Value.

10 RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus

•
Death Benefit Option 2: Provides for a death benefit that is equal to the greater of (a) the Specified Amount plus the Policy Value and (b) a percentage of Policy Value.
•
Death Benefit Option 3: Provides for a death benefit that is equal to the greater of (a) the lesser of (i) the Specified Amount plus premiums paid, less Partial Surrenders and any Partial Surrender fees, or (ii) the Death Benefit Option 3 Limit shown in your Policy Data pages; and (b) a percentage of Policy Value.
•
Loans. You may take a loan from your policy at any time. The maximum amount of a new loan you may take is 90% of the Cash Surrender Value. Generally, this allows you to access Policy Value without the taxes and surrender charges associated with a withdrawal. However, if your policy is deemed a modified endowment contract, amounts taken as a loan will be taxed on the lesser of: (1) the amount of the loan, or (2) the Policy Value minus your investment in the policy. When you take a loan, we remove from your investment options an amount equal to your loan and hold that part of your Policy Value in the Fixed Account as loan collateral. We charge interest on your loan. The loan collateral does not participate in the investment performance of the Subaccounts. Taking a loan may have adverse tax consequences, will reduce the death benefit, and will increase your risk of Lapse.
•
Tax Treatment. The policy is designed to afford the tax treatment of a qualifying life insurance policy under federal law. Generally, under federal tax law, the death benefit under a qualifying life insurance policy is excludable from the gross income of the Beneficiary. In addition, under a qualifying life insurance policy, cash value builds up on a tax deferred basis and transfers of cash value among the available investment options under the policy may be made income tax free. The tax treatment of policy loans and distributions may vary depending on whether the policy is a modified endowment contract. Neither distributions nor loans from a policy that is not a modified endowment contract are subject to the 10% penalty tax.
•
Optional Benefit Riders: The policy offers additional benefits, or “riders,” that provide you with supplemental benefits under the policy at an additional cost. These riders, which are only available at policy issue, include:
•
Rider that provides a partial waiver of the Surrender Charge upon a Full Surrender(i.e., Accounting Value Increase Rider).
•
Rider that permits a policy to be split into two individual permanent plans of life insurance then offered by us for exchange (i.e., Policy Split Option Rider).
•
Rider that provides an additional, pre-set death benefit if the last surviving Insured dies during the first four years of a policy (i.e., Four-Year Term Rider).
•
Additional “Standard” Riders, Features and Services. Additional riders, features and services under the policy are summarized below. There are no additional charges associated with these features and services, with the exception of exercising the Overloan Protection Benefit.
•
Automated Transfers. This feature allows you to automatically transfer Policy Value from either a Subaccount or the Fixed Account to one or more Subaccounts on a regular basis. Via automated transfers you can take advantage of a dollar cost averaging strategy where you invest in one or more Subaccounts on a regular basis, for example monthly, instead of investing a large amount at one point in time. This systematic approach can help you benefit from fluctuations in Accumulation Unit values caused by the fluctuations in the value of the underlying Fund.
•
Asset Rebalancing. The automatic rebalancing feature automatically rebalances your Policy Value in the Subaccounts to correspond to your premium allocation designation. Asset rebalancing does not count towards the number of free transfers per policy year.
•
No-Lapse Guarantee. Guarantees the policy will remain in force over the No-Lapse Guarantee Period even if the Cash Surrender Value is insufficient to pay the monthly deduction. This feature is in effect so long as certain requirements are met.
•
Riders that help prevent your policy from Lapsing (i.e., Overloan Protection Benefit).

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 11

Fee Tables
The following tables describe the fees and expenses that you will pay when buying, owning and surrendering or making withdrawals from the policy. Please refer to your Policy Data page for information about the specific fees you will pay each year based on the options you have elected.
The first table describes the fees and expenses that you will pay at the time that you buy the policy, surrender or make withdrawals from the policy or transfer cash value between investment options.
Transaction Fees
CHARGE	WHEN CHARGE IS DEDUCTED	AMOUNT DEDUCTED
Maximum Sales Charge Imposed on Premiums (Load)(a)	When you pay premium.	8% of each premium payment.

Premium Taxes	When you pay premium as part of the premium expense charge.	A portion of the premium expense charge is used to pay state premium taxes imposed on us by state and governmental subdivisions. See discussion under “Premium Expense Charge.”

Maximum Deferred Sales Charge (Load)(b)	When you surrender your policy for its full Cash Surrender Value, or the policy Lapses, during the first seven years and for seven years after requesting an increase in the Specified Amount.	Rate per $1,000 of initial Specified Amount:
Minimum: $13.010 — Female, Standard NonTobacco,Insurance Age 20; Male, Standard NonTobacco,Insurance Age20.
Maximum: $49.500 — Female, Standard Tobacco,Insurance Age85; Male, Standard Tobacco,Insurance Age85.
Representative Insured: $24.680 — Female, Super Preferred, Nontobacco, Age 55; Male, Standard Nontobacco,Insurance Age55.

Other Surrender Fees(c)	When you surrender part of the value of your policy.	The lesser of:
•$25; or
•2% of the amount surrendered.

Transfer Fees	N/A	N/A

Fees for Express Mail and Electronic Fund Transfers of Loan or Surrender Proceeds	When you take a loan or surrender and Proceeds are sent by express mail or electronic fund transfer.	•$30 — United States.
•$35 — International.

Interest Rate on Loans(d)	Charged daily and due at the end of the policy year.	•3% for policy years 1-10;
•1% for policy years 11+

Overloan Protection Benefit (OPB)	Upon exercise of the benefit.	3% of the Policy Value

Policy Split Option Rider (PSO)	Upon exercise of the benefit.	$250

(a)
We call this the premium expense charge in other places in this prospectus.
(b)
We call this a Surrender Charge in other places in this prospectus, and it decreases monthly until it is zero at the end of the seventh policy year.
This charge varies based on individual characteristics. The charges shown in the table may not be representative of the charge you will pay. For information about the charge you would pay, contact your sales representative or RiverSource Life of NYat the address or telephone number shown on the first page of this prospectus.
(c)
We call this the partial Surrender Charge in other places in this prospectus.
(d)
The loan interest rate charged is offset by the minimum guaranteed rate of interest rate of 1.00% earned on the Fixed Account that is credited on the loan collateral.

12 RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus

The next table describes the fees and expenses that you will pay periodically during the time that you own the policy, not including Fund fees and expenses.
Periodic Charges Other than Annual Fund Expenses
CHARGE	WHEN CHARGE IS DEDUCTED	AMOUNT DEDUCTED
Base Policy Charge	Monthly.	$10 per month for initial Specified Amounts below $2,000,000.

Cost of Insurance(a)	Monthly.	Monthly rate per $1,000 of Net Amount at Risk:
Minimum: $0.00000 — Female, Super Preferred, Nontobacco Insurance Age 20; Female, Super Preferred, Nontobacco,Insurance Age 20;Duration1.
Maximum: $49.1165 — Male, Standard Tobacco,Insurance Age 85; Male, Standard Tobacco,Insurance Age85,Duration35.

Representative Insured: $0.00001 — Female, Super Preferred, Nontobacco,Insurance Age 55; Male, Standard, Nontobacco, Age 55:Duration1.

Administrative Charge(a)	Monthly.	Rate per $1,000 of initial Specified Amount:
Minimum: $0.056 — Female, Super Preferred Nontobacco,Insurance Age 20; Female, Super Preferred Nontobacco,Insurance Age 20;Durations 1-10.
Maximum: $0.690; Male, Standard Tobacco, Age 85; Male, Standard Tobacco,Insurance Age 85;Durations 1-10

Representative Insured: Female, Super Preferred Nontobacco, Age 55; Male, Standard Nontobacco,Insurance Age55.
Current: $0.252 per month,Durations 1-10.

Mortality and Expense Risk Charge	Monthly.	Annual rate of 0.00% applied monthly to the Variable Account Value.

Optional Benefit Charges:

Accounting Value Increase Rider (AVIR)(a)	Monthly.	Monthly rate per $1,000 of initial Specified Amount:
Minimum: $0.0309 — Female, Nontobacco,Insurance Age 85; Male, Nontobacco,Insurance Age85
Maximum: $0.0475— Female, Nontobacco,Insurance Ages 35-55; Male, Nontobacco,Insurance Ages 35-55;

Representative Insured: $0.0475 — Female, Nontobacco,Insurance Age 55; Male, Nontobacco,Insurance Age55.

(a)
This charge varies based on individual characteristics. The charges shown in the table may not be representative of the charge you will pay. For information about the charge you would pay, contact your sales representative or RiverSource Life of NY at the address or telephone number shown on the first page of this prospectus.

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 13

Periodic Charges Other than Annual Fund Expenses (continued)
CHARGE	WHEN CHARGE IS DEDUCTED	AMOUNT DEDUCTED
Four-Year Term Insurance Rider (FYT)(a)(b)	Monthly.	Monthly rate per $1,000 of Net Amount at Risk:
Minimum: $0.00000 — Female, Super Preferred, Nontobacco,Insurance Age 20; Female, Super Preferred, Nontobacco,Insurance Age 20;Duration1.
Maximum: $ 3.24563 — Male, Standard Tobacco,Insurance Age 85; Male, Standard Tobacco,Insurance Age 85;Duration4.

Representative Insured: $0.00001 – Female, Super Preferred Nontobacco,Insurance Age 55; Male, Standard Nontobacco, Age 55;Duration1.

(a)
This charge varies based on individual characteristics. The charges shown in the table may not be representative of the charge you will pay. For information about the charge you would pay, contact your sales representative or RiverSource Life of NY at the address or telephone number shown on the first page of this prospectus.
(b)
This rider will terminate if one of the following circumstances occurs: (1) four-year Anniversary date shown in the policy; or (2) if the PSO rider is exercised.

14 RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus

Total Annual Operating Expenses of the Funds
The next table provides the minimum and maximum total operating expenses charged by the underlying Funds(1) that you may pay periodically during the time that you own the policy. A complete list of Funds available under the policy, including their annual expenses, may be found in Appendix A: Funds Available Under the Contract.
Total Annual Fund Expenses	Minimum(%)	Maximum(%)
(expenses deducted from the Fund assets, including management fees, distribution and/or service (12b-1) fees and other expenses)	0.25	1.88

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 15

Principal Risks of Investing in the Policy
Policy Risk and What It Means
Risks of Poor Investment Performance. If you direct your Net Premiums or transfer your Policy’s Value to a Subaccount that drops in value:
•
You can lose cash values due to adverse investment experience. There is no minimum guaranteed cash value under the Subaccounts of the Variable Account.
•
If the death benefit option is option 2, the death benefit could decrease from the death benefit on the previous Valuation Date due to adverse investment experience (but at no time will it be less than the Specified Amount).
•
Your policy could Lapse due to adverse investment experience if the NLG is in not effect and you do not pay the premiums needed to maintain coverage.
The Policy is Unsuitable as a Short-term Savings Vehicle. The policy is not suitable as a short-term investment and is not appropriate for an investor who needs ready access to cash. The policy is a long-term investment that provides a death benefit that we pay to the Beneficiary upon the last surviving Insured’s death.
Your policy has little or no Cash Surrender Value in the early policy years. Surrender Charges apply to this policy for the first seven years. A new maximum Surrender Charge schedule will apply to any additional Specified Amount for seven years after an increase in Specified Amount. Surrender Charges can significantly reduce Policy Values. During early policy years the Cash Surrender Value may be less than the premiums you pay for the policy.
Your ability to take partial surrenders is limited. You cannot take partial surrenders during the first policy year.
Risks of Policy Lapse. If you do not pay the premiums needed to maintain coverage:
•
We will not pay a death benefit if your policy Lapses.
•
Also, the Lapse may have adverse tax consequences. (See "Possibility of Adverse Tax Consequences.")
Your policy may Lapse due to Surrender Charges.
•
Surrender Charges affect the surrender value, which is a measure we use to determine whether your policy will enter a grace period (and possibly Lapse, which may have adverse tax consequences, see "Possibility of Adverse Tax Consequences."). A partial surrender will reduce the Policy Value and the death benefit and may terminate the NLG.
If you take a loan against your policy.
•
Taking a loan increases the risk of:
—
policy Lapse (which may have adverse tax consequences, see "Possibility of Adverse Tax Consequences.");
—
a permanent reduction of Policy Value;
—
reducing the death benefit.
•
Taking a loan may also terminate the NLG.
Your policy can Lapse due to poor investment performance.
•
Your policy could Lapse due to adverse investment experience if the NLG is not in effect and you do not pay the premiums needed to maintain coverage.
•
The Lapse may have adverse tax consequences (See "Possibility of Adverse Tax Consequences.").
Exchange/Replacement Risk. You exchange or replace another policy to buy this one.
•
You may pay Surrender Charges on the old policy.
•
The new policy has Surrender Charges, which may extend beyond those in the old policy.
•
The new policy’s Surrender Charges may be higher than the Surrender Charges in old policy.
•
You may be subject to new incontestability and suicide periods on the new policy.
•
You may be in a higher insurance risk rating category in the new policy which may increase the cost of the policy.
•
If a partial surrender is taken prior to the exchange, you may have adverse tax consequences.
•
The exchange may have adverse tax consequences. (See "Possibility of Adverse Tax Consequences.")
You use cash values or dividends from another policy to buy this one, without fully surrendering the other policy.
•
If you borrow from another policy to buy this one, the loan reduces the death benefit on the other policy. If you fail to repay the loan and accrued interest, you could lose the other coverage and you may be subject to income tax if the policy Lapses or is surrendered with a loan against it. You may have adverse tax consequences. (See "Possibility of Adverse Tax Consequences.")

16 RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus

Policy Risk and What It Means (continued)
•
If you surrender cash value from another policy to buy this one, you could lose coverage on the other policy. Also, the surrender may be subject to income tax. You may have adverse tax consequences. (See "Possibility of Adverse Tax Consequences.")
Limitations on Access to Cash Value Through Withdrawals. Your ability to take partial surrenders is limited.
You cannot take partial surrenders during the first policy year.
Possibility of Adverse Tax Consequences. A policy may be classified as a “modified endowment contract” (MEC) for federal income tax purposes when issued. If a policy is not a MEC when issued, excess funding or certain changes you make to the policy may cause it to become a MEC.
•
Any taxable earnings come out first on surrenders or loans from a MEC policy or an assignment or pledge of a MEC policy. Investment in the policy comes out second. Federal income tax on these earnings will apply. State and local income taxes may also apply. If you are under age 59½, a 10% penalty tax may also apply to these earnings.
If you exchange or replace another policy to buy this one.
•
If you replace the old policy and it is not part of an exchange under Section 1035 of the Code, there may be adverse tax consequences if the total Policy Value (before reductions for outstanding loans, if any) exceeds your investment in the old policy.
•
If you replace the old policy as part of an exchange under Section 1035 of the Code and there is a loan on the old policy, there may be adverse tax consequences if the total Policy Value (before reductions for the outstanding loan) exceeds your investment in the old policy.
•
The new policy may be or may become a MEC even if the old policy was not a MEC. See discussion under “Modified Endowment Contracts”.
•
The exchange may require a portion of the cash value of the old policy to be distributed in order to qualify the new policy as a life insurance policy for federal tax purposes.
If your policy Lapses or is fully surrendered with an outstanding policy loan, you may experience a significant tax cost.
•
You will be taxed on any earnings in the policy. Generally, a policy has earnings to the extent the cash value plus any outstanding loans exceeds the investment in the contract.
•
For non-MEC policies, it could be the case that a policy with a relatively small existing cash value could have significant as yet untaxed earnings that will be taxed upon Lapse or surrender of the policy.
•
For MEC policies, earnings are the remaining earnings (any earnings that have not been previously taxed) in the policy, which could be a significant amount depending on the policy.
The investments in the Subaccount are not adequately diversified.
•
If a policy fails to qualify as a life insurance policy because it is not adequately diversified, the policyholder must include in gross income the “income on the contract” (as defined in Section 7702(g) of the Code).
Congress may change how a life insurance policy is taxed at any time.
The interpretation of current tax law is subject to change by the Internal Revenue Service (IRS) or the courts at any time.
•
You could lose any or all of the specific federal income tax attributes and benefits of a life insurance policy including tax-deferred accrual of cash values and income tax free death benefits.
•
For non-MEC policies you could lose your ability to take non-taxable distributions or loans from the policy.
•
Typically, changes of this type are prospective only, but some or all of the attributes could be affected.
The IRS may determine that you are the Owner of the Fund shares held by our Variable Account.
•
You may be taxed on the income of each Subaccount to the extent of your interest in the Subaccount.
Fund Risks. A comprehensive discussion of the risks of each Fund in which the Subaccounts invest may be found in each Fund’s prospectus. Please refer to the prospectuses for the Funds for more information. The investment advisers cannot guarantee that the Funds will meet their investment objectives.
Market Risk. Variable life insurance is a complex vehicle that is subject to market risk, including the potential loss of principal invested.
•
You may experience loss in Policy Value due to factors that affect the overall performance of the financial markets.
Financial Strength and Claims Paying Ability Risk. All insurance benefits, including the death benefit, and all guarantees, including those related to the Fixed Account, are general account obligations that are subject to the financial strength and claims paying ability of RiverSource of New York.

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 17

Policy Risk and What It Means (continued)
Cyber Security and Systems Integrity. Increasingly, businesses are dependent on the continuity, security, and effective operation of various technology systems. The nature of our business depends on the continued effective operation of our systems and those of our business partners. This dependence makes us susceptible to operational and information security risks from cyber-attacks.
These risks may include the following:
•
the corruption or destruction of data;
•
theft, misuse or dissemination of data to the public, including your information we hold; and
•
denial of service attacks on our website or other forms of attacks on our systems and the software and hardware we use to run them.
These attacks and their consequences can negatively impact your policy, your privacy, your ability to conduct transactions on your policy, or your ability to receive timely service from us. There can be no assurance that we, the underlying Funds in your policy, or our other business partners will avoid losses affecting your policy due to any successful cyber-attacks or information security breaches.
Conflict of Interest Risks Related to Certain Funds Advised by Columbia Management. We are an affiliate of Ameriprise Financial, Inc., which is the parent company of Columbia Management Investment Advisers, LLC (Columbia Management). Columbia Management acts as investment adviser to several Fund of funds, including managed volatility Funds. As such, it retains full discretion over the investment activities and investment decisions of the Funds. These Funds invest in other registered mutual funds. In providing investment advisory services for the Funds and the underlying funds in which those Funds respectively invest, Columbia Management is, together with its affiliates, including us, subject to competing interests that may influence its decisions. These competing interests typically arise because Columbia Management or one of its affiliates serves as the investment adviser to the underlying Funds and may provide other services in connection with such underlying Funds, and because the compensation we and our affiliates receive for providing these investment advisory and other services varies depending on the underlying Fund.
Managed Volatility Funds’ Risks. Managed volatility Funds employ a strategy designed to reduce overall volatility and downside risk. These Funds may also be used in conjunction with guaranteed living benefit riders we offer with various annuity contracts. Conflicts may arise because the manner in which these Funds and their strategies are executed by Columbia Management are expected to benefit us by reducing our financial risk and expense in offering guaranteed living benefit riders. Managed volatility Funds employ a strategy to reduce overall volatility and downside risk when markets are declining and market volatility is high. A successful strategy may result in less gain in your Policy Value during rising markets with higher volatility when compared to Funds not employing a managed volatility strategy. Although an investment in the managed volatility Funds may mitigate declines in your Policy Value due to declining equity markets, the Funds’ investment strategies may also curb or decrease your Policy Value during periods of positive performance by the equity markets. There is no guarantee that any of the Funds’ strategies will be successful. Costs associated with running a managed volatility strategy may also adversely impact the performance of managed volatility Funds.

18 RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus

Loads, Fees and Charges
Policy charges primarily compensate us for:
•
providing the insurance benefits of the policy;
•
issuing the policy;
•
administering the policy;
•
assuming certain risks in connection with the policy; and
•
distributing the policy.
We deduct some of these charges from your premium payments. We deduct others periodically from your Policy Value in the Fixed Account and/or Subaccounts. We may also assess a charge if you surrender your policy or the policy Lapses. We may profit from one or more of the charges we collect under the policy. We may use these profits for any corporate purpose.
Transaction Fees
Surrender Charge
If you surrender your policy or the policy Lapses during the first seven policy years or in the seven years following an increase in Specified Amount, we will reduce your Policy Value, minus Indebtedness, by the applicable Surrender Charge.
The Surrender Charge primarily reimburses us for costs of issuing the policy, such as processing the application (mostly underwriting) and setting up computer records. It also partially pays for commissions, advertising and printing the prospectus and sales literature.
The maximum Surrender Charge for the initial Specified Amount is shown in your policy. It is based on the Insureds’ Insurance Ages, sexes, Risk Classifications and the initial Specified Amount. The maximum Surrender Charge for the initial Specified Amount will decrease monthly until it is zero at the end of the seventh policy year. If you increase the Specified Amount, an additional maximum Surrender Charge will apply to the additional Specified Amount added to the policy. The additional maximum Surrender Charge will be based on the Insureds’ Attained Insurance Age at the time of the increase, sexes, Risk Classifications and the amount of the increase. The additional maximum surrender charges will decrease monthly until it is zero at the end of the seventh year following the increase. If you surrender your policy for its full Cash Surrender Value, or the policy Lapses, during the first seven years and for seven years after requesting an increase in the Specified Amount, you will incur a Surrender Charge.
The following table illustrates the maximum Surrender Charge for two Insureds: male, Insurance Age 55 qualifying for standard non-tobacco rates and female, Insurance Age 55, qualifying for super preferred non-tobacco rates. We assume the initial Specified Amount to be $1,500,000 along with an increase of $500,000 in the Specified Amount at the beginning of the seventh policy year.
Lapse or surrender at the beginning of policy year	Maximum Surrender Charge on the Initial Specified Amount	Maximum Surrender Charge on the Increase in Specified Amount	Total Maximum Surrender Charge on the Policy
1	$36,572.58	$0.00	$36,572.58
2	31,284.50	0.00	31,284.50
3	25,996.41	0.00	25,996.41
4	20,709.81	0.00	20,709.81
5	15,421.73	0.00	15,421.73
6	10,133.64	0.00	10,133.64
7	4,845.56	14,821.29	19,666.85
8	0.00	12,678.44	12,678.44
9	0.00	10,535.58	10,535.58
10	0.00	8,392.73	8,392.73
11	0.00	6,249.87	6,249.87
12	0.00	4,107.02	4,107.02
13	0.00	1,964.16	1,964.16
14	0.00	0.00	0.00
15	0.00	0.00	0.00

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 19

The maximum Surrender Charge is the number of thousands of dollars of initial Specified Amount multiplied by a rate based on the youngest Insured's issue age multiplied by a rate based on the oldest Insured's issue age. Both rates are based on Risk Classifications of the Insureds (i.e. tobacco or nontobacco). In the example above, the initial Specified Amount is $1,500,000 and the Insureds are male, Insurance Age 55 qualifying for standard nontobacco rates and female, Insurance Age 55 qualifying for super preferred rates; the youngest Insured's rate is $24.925 and the oldest Insured's rate is $0.9900. The maximum Surrender Charge is $1,500 multiplied by $24.925 and $0.9900, which equals $37,013.63.
Partial Surrender Charge
If you surrender part of the value of your policy, we will charge you $25 (or 2% of the amount surrendered, if less). We guarantee that this charge will not increase for the duration of your policy.
Premium Expense Charge
We deduct this charge from each premium payment. We credit the amount remaining after the deduction, called the Net Premium, to the accounts you have selected. The premium expense charge is 8% of each premium payment. The premium expense charge, in part, compensates us for expenses associated with administering and distributing the policy, including agents’ commissions, advertising and printing of prospectuses and sales literature. (The Surrender Charge, discussed under “Surrender Charge”, and the administrative charge, discussed under “Administrative Charge” below, also may partially compensate us for these expenses.) The premium expense charge also may compensate us for paying taxes imposed by the State of New York on premiums received by insurance companies. We reserve the right to change the premium expense charge in the future based on our expectations of future investment earnings, persistency and expenses, but guarantee that it will never exceed 8%.
Overloan Protection Benefit
If you exercise this benefit, we will charge you 3% of your Policy Value.
Policy Split Option Rider
If you exercise this benefit, we will charge you $250.
Base Policy Charges
Monthly Deduction
On each Monthly Date we deduct from the value of your policy in the Fixed Account and/or Subaccounts an amount equal to the sum of:
1. the cost of insurance for the policy month;
2. the policy fee shown in your policy;
3. the monthly administrative charge;
4. the monthly mortality and expense risk charge;
5. charges for any optional insurance benefits provided by rider for the policy month.
We explain each of the five components below.
You specify, in your policy application, what percentage of the monthly deduction from 0% to 100% you want us to take from the Fixed Account and from each of the Subaccounts. You may change these percentages for future monthly deductions by writing to us.
We will take monthly deductions from the Fixed Account and the Subaccounts on a Pro Rata Basis if:
•
you do not specify the accounts from which you want us to take the monthly deduction; or
•
the value in the Fixed Account or any Subaccount is insufficient to pay the portion of the monthly deduction you have specified.
When the Fixed Account (minus any Indebtedness and any value that is part of an SDCA arrangement) and the Subaccounts are exhausted, the remaining amount will be taken from the value of the Fixed Account that is part of an SDCA arrangement.
If the Cash Surrender Value of your policy is not enough to cover the monthly deduction on a monthly anniversary, the policy may Lapse. However, the policy will not Lapse if the NLG is in effect and the premium payment requirements have been met. (See the “No-Lapse Guarantee,” “Grace Period” and “Reinstatement” for further discussion.)

20 RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus

The following are charged each month prior to the youngest Insured’s Attained Insurance Age 120:
1.
Cost of Insurance: primarily, this is the cost of providing the death benefit under your policy. It depends on:
•
the amount of the death benefit;
•
the Policy Value; and
•
the cost of insurance rate.
The cost of insurance for a policy month is calculated as: [a × (b – c)] + d where:
“a”
is the monthly cost of insurance rate based on the each Insured’s Insurance Age, duration, sex and Risk Classification. Generally, the cost of insurance rate will increase as the Attained Insurance Age of each of the Insureds increases.
We set the rates based on our expectations of mortality, future investment earnings, persistency and expenses. Our current monthly cost of insurance rates are less than the maximum monthly cost of insurance rates guaranteed in the policy. We reserve the right to change rates from time to time; any change will apply to all individuals of the same Risk Classification. However, rates will not exceed the guaranteed maximum monthly cost of insurance rates shown in your policy. All rates are based on the 2017 Commissioners Standard Ordinary (CSO) Smoker and Nonsmoker Mortality Tables, Age Nearest Birthday.
“b”
is the death benefit on the Monthly Date divided by 1.0008295381 (which reduces our Net Amount at Risk, solely for computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 1%).
“c”
is the Policy Value on the Monthly Date. At this point, the Policy Value has been reduced by the administrative charge, the mortality and expense risk charge, the policy fee and any charges for optional riders.
“d”
is any flat extra insurance charges we assess as a result of special underwriting considerations.
2. Policy fee: $10.00 per month for initial Specified Amounts below $2,000,000 and $0.00 per month for initial Specified Amounts of $2,000,000 and above. This charge primarily reimburses us for expenses of administering the policy, such as processing claims, maintaining records, making policy changes and communicating with Owners. We reserve the right to change the charge in the future, but guarantee that it will never exceed $15.00 per month.
3. Administrative charge: This charge reimburses us, in part, for expenses associated with issuing the policy, such as processing the application and underwriting the policy. It also partially reimburses us for commissions or other compensation paid to selling firms, advertising and printing of the prospectus and sales literature. We reserve the right to change the administrative charge based on our expectations of future investment earnings, persistency and expenses. However, it will never exceed the guaranteed administrative charge shown in the Policy Data section of the policy.
4. Mortality and expense risk charge: compensates us for assuming the mortality and expense risks under the policy. Currently, the mortality and expense risk charge is 0%. We reserve the right to change the charge in the future, but guarantee that it will never exceed the annual rate of 0.60% applied monthly to the Variable Account Value.
The mortality and expense risk charge for a policy month is calculated as:
(a) × (b)	where:
12
“a” is the Variable Account Value; and
“b” is the mortality and expense risk charge shown in the “Charges Other than Fund Operating Expenses” section of this prospectus.
The charge primarily compensates us for:
•
Mortality risk — the risk that the cost of insurance charge will be insufficient to meet actual claims.
•
Expense risk — the risk that the policy fee, administrative charge and the Surrender Charge (described above) may be insufficient to cover the cost of administering the policy.
Any profit from the mortality and expense risk charge would be available to us for any proper corporate purpose including, among others, payment of sales and distribution expenses, which we do not expect to be covered by the premium expense charge and Surrender Charges discussed earlier. We will make up any further deficit from our general assets. We reserve the right to change the mortality and expense risk rate based on our expectations of mortality, reinsurance costs, future investment earnings, persistency and expenses.
5. Optional Insurance Benefit Charges: Charges for any optional benefits you add to the policy by rider.

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 21

Optional Insurance Benefits
CHARGE	WHEN CHARGE IS DEDUCTED	AMOUNT DEDUCTED
Policy Split Option Rider (PSO)	Upon exercise of the benefit.	$250

Overloan Protection Benefit (OPB)	Upon exercise of the benefit.	3% of the Policy Value.

Four-Year Term Insurance Rider (FYT)(a),(b)	Monthly.	Monthly rate per $1,000 of the cost of insurance amount:
Minimum: $0.00000 — Female, Super Preferred, Nontobacco, Insurance Age 20; Female, Super Preferred, Nontobacco, Insurance Age 20, Duration 1.
Maximum: $3.24563 — Male, Standard Tobacco, Insurance Age 85; Male, Standard Tobacco, Insurance Age 85; Duration 4.

Representative Insured: $0.00001– Female, Super Preferred Nontobacco, Insurance Age 55; Male, Standard Nontobacco, Age 55; Duration 1.

Accounting Value Increase Rider (AVIR)(a)	Monthly.	Monthly rate per $1,000 of initial Specified Amount:
Minimum: $0.0309 — Female, Nontobacco, Insurance, Age 85; Male Nontobacco, Insurance Age 85.
Maximum: $0.0475 — Female, Nontobacco, Insurance Ages 35-55; Male Nontobacco, Insurance Ages 35-55.

Representative Insured: $0.0475 — Female, Nontobacco, Age 55; Male, Nontobacco, Insurance Age 55.

(a)
This charge varies based on individual characteristics. The charges shown in the table may not be representative of the charge you will pay. For information about the charge you would pay, contact your sales representative or RiverSource of New York at the address or telephone number shown on the first page of this prospectus.
(b)
This rider will terminate if one of the following circumstances occurs: (1) four-year Anniversary date shown in the policy; or (2) if the PSO rider is exercised.
Payments to the Selling Firms
We may use compensation plans which vary by selling firm. In general, we pay selling firms a commission of up to 90% of the initial target premium in the first policy year, plus up to 2.50% of all premiums in excess of the target premium during the first policy year and 2% on renewal premiums after the first policy year prior to eleventh Duration. We determine the target premium, which varies by age, sex, and Risk Classification of each Insured at the time of issue as well as by the Specified Amount of the policy. We pay additional commissions to selling firms if an increase in coverage occurs. We do not pay or withhold payment of commissions based on how you choose to allocate your premiums to the Subaccounts.
Total Annual Operating Expenses of the Funds
Any applicable management fees, and other expenses of the Funds are deducted from, and paid out of, the assets of the Funds as described in each Fund’s prospectus.
Effect of Loads, Fees and Charges
Your death benefits, Policy Values and Cash Surrender Values may fluctuate due to an increase or decrease in the following charges:
•
cost of insurance charges
•
Surrender Charges;
•
policy fees;
•
administrative charges;

22 RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus

•
mortality and expense risk charges;
•
cost of optional insurance benefits; and
•
annual operating expenses of the Funds, including management fees, and other expenses.
In addition, your death benefits, Policy Values and Cash Surrender Values may change daily as a result of the investment experience of the Subaccounts.
Other Information on Charges
We may reduce or eliminate various fees and charges on a basis that is fair and reasonable and applies to all policy Owners in the same class. We may do this for example when we incur lower sales costs and/or perform fewer administrative services than usual.
Policy Rights
The purpose of the policy is to provide life insurance protection on the life of two Insureds and to potentially build Policy Value. The policy is a long-term investment that provides a death benefit that we pay to the Beneficiary upon the last surviving Insured’s death. The Insureds are the people whose lives are insured by the policy. The Owner is the entity or entities to which, or individuals to whom, we issue the policy or to whom you subsequently transfer ownership. The Owner is authorized to make changes to the policy and request transactions involving Policy Value. In the prospectus “you” and “your” refer to the Owner.
Initially, the Beneficiary will be the person you designate in your application for the policy. You may change the Beneficiary by giving us written notice, subject to requirements and restrictions stated in the policy. If you do not designate a Beneficiary, or if the designated Beneficiary dies before the last surviving Insured’s death, the Beneficiary will be you, if living. If you are not living, the Beneficiary will be your estate.
Transfers Between the Fixed Account and Subaccounts
You may transfer Policy Value from one Subaccount to another or between Subaccounts and the Fixed Account. (Certain restrictions apply to transfers involving the Fixed Account.) We will process your transfer on the Valuation Date we receive your request. If we receive your transfer request at our Service Center in Good Order before the Close of Business, we will process your transfer using the Accumulation Unit value we calculate on the Valuation Date we received your transfer request. If we receive your transfer request at our Service Center in Good Order at or after the Close of Business, we will process your transfer using the Accumulation Unit value we calculate on the next Valuation Date after we received your transfer request. Before making a transfer, you should consider the risks involved in changing investments. We may suspend or modify transfer privileges at any time.
Market Timing and Disruptive Trading Practices
Market timing can reduce the value of your investment in the policy. If market timing causes the returns of an underlying Fund to suffer, Policy Value you have allocated to a Subaccount that invests in that underlying Fund will be lower too. Market timing can cause you, any joint Owner of the policy and your Beneficiary(ies) under the policy a financial loss.
We seek to prevent market timing. Market timing is frequent or short-term trading activity. We do not accommodate short-term trading activities. Do not buy a policy if you wish to use short-term trading strategies to manage your investment. The market timing policies and procedures described below apply to transfers among the Subaccounts within the policy. The underlying Funds in which the Subaccounts invest have their own market timing policies and procedures. The market timing policies of the underlying Funds may be more restrictive than the market timing policies and procedures we apply to transfers among the Subaccounts of the policy, and may include redemption fees. We reserve the right to modify our market timing policies and procedures at any time without prior notice to you.
Market timing may hurt the performance of an underlying Fund in which a Subaccount invests in several ways, including but not necessarily limited to:
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diluting the value of an investment in an underlying Fund in which a Subaccount invests;
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increasing the transaction costs and expenses of an underlying Fund in which a Subaccount invests; and
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preventing the investment adviser(s) of an underlying Fund in which a Subaccount invests from fully investing the assets of the Fund in accordance with the Fund’s investment objectives.

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 23

Funds available as investment options under the policy that invest in securities that trade in overseas securities markets may be at greater risk of loss from market timing, as market timers may seek to take advantage of changes in the values of securities between the close of overseas markets and the close of U.S. markets. Also, the risks of market timing may be greater for underlying Funds that invest in securities such as small cap stocks, high yield bonds, or municipal securities, that may be traded infrequently.
In order to help protect you and the underlying Fund from the potentially harmful effects of market timing activity, we apply the following market timing policy to discourage frequent transfers of Policy Value among the Subaccounts of the Variable Account:
We try to distinguish market timing from transfers that we believe are not harmful, such as periodic rebalancing for purposes of an asset allocation, dollar-cost averaging or an asset rebalancing program that may be described in this prospectus. There is no set number of transfers that constitutes market timing. Even one transfer in related accounts may be market timing. We seek to restrict the transfer privileges of a policy Owner who makes more than three Subaccount transfers in any 90 day period. We also reserve the right to refuse any transfer request, if, in our sole judgment, the dollar amount of the transfer request would adversely affect unit values.

If we determine, in our sole judgment, that your transfer activity constitutes market timing, we may modify, restrict or suspend your transfer privileges to the extent permitted by applicable law, which may vary based on the state law that applies to your policy and the terms of your policy. These restrictions or modifications may include, but not be limited to:
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requiring transfer requests to be submitted only by first-class U.S. mail;
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not accepting hand-delivered transfer requests or requests made by overnight mail;
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not accepting telephone or electronic transfer requests;
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requiring a minimum time period between each transfer;
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not accepting transfer requests of an agent acting under power of attorney;
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limiting the dollar amount that you may transfer at any one time;
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suspending the transfer privilege; or
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modifying instructions under an automated transfer program to exclude a restricted Fund if you do not provide new instructions.
Subject to applicable state law and the terms of each policy, we will apply the transfer policy described above to all policy Owners uniformly in all cases. We will notify you in writing after we impose any modification, restriction or suspension of your transfer rights.
Because we exercise discretion in applying the restrictions described above, we cannot guarantee that we will be able to identify and restrict all market timing activity. In addition, state law and the terms of some policies may prevent us from stopping certain market timing activity. Market timing activity that we are unable to identify and/or restrict may impact the performance of the underlying Funds and may result in lower Policy Values.
In addition to the market timing policy described above, which applies to transfers among the Subaccounts within your policy, you should carefully review the market timing policies and procedures of the underlying Funds. The market timing policies and procedures of the underlying Funds may be materially different than those we impose on transfers among the Subaccounts within your policy and may include mandatory redemption fees as well as other measures to discourage frequent transfers. As an intermediary for the underlying Funds, we are required to assist them in applying their market timing policies and procedures to transactions involving the purchase and exchange of Fund shares. This assistance may include, but not be limited to, providing the underlying Fund upon request with your Social Security Number, Taxpayer Identification Number or other United States government-issued identifier and the details of your policy transactions involving the underlying Fund. An underlying Fund, in its sole discretion, may instruct us at any time to prohibit you from making further transfers of Policy Value to or from the underlying Fund, and we must follow this instruction. We reserve the right to administer and collect on behalf of an underlying Fund any redemption fee imposed by an underlying Fund. Market timing policies and procedures adopted by underlying Funds may affect your investment in the policy in several ways, including but not limited to:
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Each Fund may restrict or refuse trading activity that the Fund determines, in its sole discretion, represents market timing.
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Even if we determine that your transfer activity does not constitute market timing under the market timing policies described above which we apply to transfers you make under the policy, it is possible that the underlying Fund’s market timing policies and procedures, including instructions we receive from a Fund, may require us to reject your transfer request. For example, while we will attempt to execute transfers permitted under any asset allocation, dollar-cost averaging or asset rebalancing program that may be described in this prospectus, we cannot guarantee that an underlying Fund’s market timing policies and procedures will do so. Orders we place to purchase Fund shares for the Variable Account are subject to acceptance by the Fund. We reserve the right to reject without prior notice to you any transfer request if the Fund does not accept our order.

24 RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus

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Each underlying Fund is responsible for its own market timing policy, and we cannot guarantee that we will be able to implement specific market timing policies and procedures that a Fund has adopted. As a result, a Fund’s returns might be adversely affected, and a Fund might terminate our right to offer its shares through the Variable Account.
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Funds that are available as investment options under the policy may also be offered to other intermediaries who are eligible to purchase and hold shares of the Fund, including without limitation, separate accounts of other insurance companies and certain retirement plans. Even if we are able to implement a Fund’s market timing policies, we cannot guarantee that other intermediaries purchasing that same Fund’s shares will do so, and the returns of that Fund could be adversely affected as a result.
For more information about the market timing policies and procedures of an underlying Fund, and the risks that market timing pose to that Fund and to determine whether an underlying Fund has adopted a redemption fee, see that Fund’s prospectus.
Transfer of Policy Value between the Fixed Account and Subaccounts
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You must make transfers from the Fixed Account to any Subaccounts during a 30-day period starting on a Policy Anniversary, except for automated transfers, which can be set up for monthly, quarterly or semiannual transfer periods. If the amount in the Fixed Account is less than $100, the entire amount can be transferred at any time.
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If we receive your request to transfer amounts from the Fixed Account within 30 days before the Policy Anniversary, the transfer will become effective on the anniversary.
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If we receive your request on or within 30 days after the Policy Anniversary, the transfer will be effective on the day we receive it.
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We will not accept requests for transfers from the Fixed Account at any other time.
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If you have made a transfer from the Fixed Account to one or more Subaccounts, you may not make a transfer from those Subaccounts back to the Fixed Account until the next Policy Anniversary.
Minimum Transfer Amounts
From a Subaccount to another Subaccount or the Fixed Account:
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For mail and telephone transfers — $250 or the entire Subaccount balance, whichever is less.
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For automated transfers — $50.
From the Fixed Account to a Subaccount:
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For mail and telephone transfers — $250 or the entire Fixed Account balance minus any outstanding Indebtedness, whichever is less.
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For automated transfers — $50.
Maximum Number of Transfers Per Year From the Subaccounts
You may make transfers by mail or telephone. We reserve the right to limit transfers of value from a Subaccount to one or more Subaccounts or to the Fixed Account to five per policy year. We may suspend or modify this transfer privilege at any time with any necessary approval of the Securities and Exchange Commission. In addition to transfers by mail or telephone, you may make automated transfers subject to the restrictions described below.
Transfers Not Allowed
Transfers of value are not allowed from the Fixed Account to any Subaccount after the youngest Insured’s Attained Insurance Age 120 anniversary.
Transfers at the Youngest Insured’s Attained Insurance Age 120 Anniversary
On the  youngest Insured’s Attained Insurance Age 120 anniversary, any Policy Value in the Subaccounts will be transferred to the Fixed Account and may not be transferred to any Subaccount.
Automated Transfers
In addition to written and telephone requests, you can arrange to have Policy Value transferred from one account to another automatically. Your sales representative can help you set up an automated transfer.
Automated transfer policies
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Only one automated transfer arrangement can be in effect at any time.
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You may transfer all or part of the value of a Subaccount to one or more of the other Subaccounts and/or to the Fixed Account.
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You may transfer all or part of the Fixed Account Value, minus Indebtedness, to one or more of the Subaccounts.

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 25

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Either the Fixed Account or one or more of the Subaccounts can be used as the source of Funds for any automated transfer arrangement.
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You can start or stop this service by written or phone request. You must allow seven days for us to change any instructions that are currently in place.
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The minimum automated transfer amount is $50.
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You cannot make automated transfers from the Fixed Account to one or more Subaccounts in an amount that, if continued, would deplete the Fixed Account within 12 months.
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If you made an automated transfer from the Fixed Account to one or more Subaccounts, you may not make a transfer from those Subaccounts back to the Fixed Account until the next Policy Anniversary.
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If you submit your automated transfer request with an application for a policy, automated transfers will not take effect until the policy is issued.
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The balance in any account from which you make an automated transfer must be sufficient to satisfy your instructions.
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Automated transfers are subject to all other policy provisions and terms including provisions relating to the transfer of money between the Fixed Account and the Subaccounts. (Exception: The maximum number of transfers per year provision does not apply to automated transfers.)
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You may make automated transfers by choosing a schedule we provide.
Automated Dollar-Cost Averaging
You can use automated transfers to take advantage of dollar-cost averaging — investing a fixed amount at regular intervals. For example, you might have a set amount transferred monthly from a relatively conservative Subaccount to a more aggressive one, or to several others.
This systematic approach can help you benefit from fluctuations in Accumulation Unit values caused by fluctuations in the market values of the underlying Fund. Since you invest the same amount each period, you automatically acquire more units when the market value falls, fewer units when it rises. The potential effect is to lower your average cost per unit. There is no charge for dollar-cost averaging.
How dollar-cost averaging works
By investing an equal number of dollars each month…		Month	Amount Invested	Accumulation Unit Value	Number of Units Purchased
		Jan	$100	$20	5.00
		Feb	100	18	5.56
you automatically buy more units when the per unit market price is low…		Mar	100	17	5.88
	→	Apr	100	15	6.67
		May	100	16	6.25
		June	100	18	5.56
		July	100	17	5.88
and fewer units when the per unit market price is high.		Aug	100	19	5.26
	→	Sept	100	21	4.76
		Oct	100	20	5.00
You have paid an average price of only $17.91 per unit over the ten months, while the average market price actually was $18.10.
Dollar-cost averaging does not guarantee that any Subaccount will gain in value, nor will it protect against a decline in value if market prices fall. Because this strategy involves continuous investing, your success with dollar-cost averaging will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals.
You may make dollar-cost averaging transfers by choosing a schedule we provide.
Special Dollar-Cost Averaging
The company, as part of its automated dollar-cost averaging program, may also make available a Special Dollar-Cost Averaging (“SDCA”) arrangement. Under an SDCA arrangement, you may allocate Net Premium or transfer Policy Value (“SDCA allocations”) to the SDCA portion of the Fixed Account. SDCA allocations will be transferred out over a period of

26 RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus

time, currently 12 months. SDCA transfers will automatically occur monthly on each Monthly Date anytime there is value in the SDCA portion of the Fixed Account. SDCA transfers will be allocated to Subaccounts, or the non-SDCA portion of the Fixed Account according to the premium allocation in effect at the time of each transfer. The SDCA transfer amount on a Monthly Date will be the lesser of:
a. the greater of:
i. the sum of all SDCA allocations made in the last 12 months divided by 12, plus, if the SDCA transfer is the last transfer in the 12 months, any interest credited to the Policy Value in the SDCA portion of the Fixed Account; and
ii. the policy’s minimum transfer amount
b. the remaining value of the SDCA portion of the Fixed Account.
How special dollar-cost averaging works
		Month	SDCA Allocation	SDCA Transfer Amount	Remaining SDCA Arrangement Policy Value
		Jan	$10,000.00	$833.33	$9,183.18
		Feb		$833.33	$8,365.02
		Mar		$833.33	$7,545.50
		Apr		$833.33	$6,724.63
Increase in monthly SDCA transfer amount due to an additional SDCA allocation	→	May	$20,000.00	$2,500.00	$24,268.76
		June		$2,500.00	$21,808.85
		July		$2,500.00	$19,344.87
		Aug		$2,500.00	$16,876.82
		Sept		$2,500.00	$14,404.69
		Oct		$2,500.00	$11,928.48
		Nov		$2,500.00	$9,448.18
		Dec		$2,500.00	$6,963.78
Decrease in the monthly SDCA transfer amount since the original SDCA allocation is outside the 12 month period	→	Jan		$1,666.67	$5,308.62
		Feb		$1,666.67	$3,650.72
		Mar		$1,666.67	$1,990.08
Since this is the last SDCA transfer in the 12 month period for the most recent SDCA allocation, interest earned in the SDCA account is included in the SDCA transfer amount	→	Apr		$1,666.67	$0.00
		May		$0.00	$0.00
The monthly SDCA transfer amount can change from month to month. The SDCA transfer amount could increase due to additional SDCA allocations contributed to the SDCA arrangement since the last Monthly Date. The transfer amount could decrease when past SDCA allocations contributed to the SDCA arrangement are no longer included in the transfer amount since they were originally allocated to the SDCA arrangement beyond the past 12 months. In addition, the SDCA transfer amount could be reduced as a result of any of the following being deducted from the SDCA portion of the Fixed Account:
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Monthly deductions, partial surrenders, transfers, loans, or loan interest; and
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Payments under an accelerations of benefit rider.
You may cancel an SDCA arrangement at any time by transferring the remaining value allocated to the SDCA arrangement to any other account. Any Fixed Account transfer rules will apply to such transfers. We reserve the right to discontinue the ability to allocate additional amounts to the SDCA arrangement. If this occurs, SDCA transfers will

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 27

continue as described for any previous SDCA allocations that are already part of an SDCA arrangement. We also reserve the right to make another account available as the account to which SDCA allocations are allocated to and/or offer additional transfer periods (e.g. 6-months or 9-months).
Similar to the automated dollar-cost averaging program described above, an SDCA arrangement does not guarantee that any Subaccount or other Policy Value will gain in value nor will it protect against a decline in Policy Value if market prices fall.
Asset Rebalancing
Subject to availability, you can contact us in writing or by phone to reallocate the variable Subaccount portion of your Policy Value according to the percentages (in whole percentage amounts) that you choose. The Policy Value must be at least $2,000 at the time the rebalance is set up. Asset rebalancing does not apply to the Fixed Account. We automatically will rebalance the variable Subaccount portion of your Policy Value either quarterly, semiannually or annually. The period you select will start to run on the date you specify. On the first Valuation Date of each of these periods, we automatically will rebalance your Policy Value so that the value in each Subaccount matches your current Subaccount percentage allocations. We rebalance by transferring Policy Value between Subaccounts. Transfers for this purpose are not subject to the maximum number of transfers provisions above.
You can change your percentage allocations or your rebalancing period at any time by contacting us in writing or by phone. We will restart the rebalancing period you selected as of the date you specify. You may discontinue auto rebalancing at any time by sending us a written request or by other methods agreed to by us. You must allow 30 days for us to change any instructions that currently are in place. There is no charge for asset rebalancing. For more information on asset rebalancing, contact your sales representative.
RiverSource Life of NY
We are a stock life insurance company organized in 1972 under the laws of the State of New York and are located at 20 Madison Avenue Extension, Albany, NY 12203. Our service address is: RiverSource Life Insurance Co. of New York, 70500 Ameriprise Financial Center, Minneapolis, MN 55474. We are a wholly-owned subsidiary of RiverSource Life Insurance Company, which is a wholly-owned subsidiary of Ameriprise Financial, Inc.
We conduct a conventional life insurance business in the State of New York. Our primary products currently include fixed and variable annuity contracts and life insurance policies.
The Variable Account and the Funds
The Variable Account: The Variable Account consists of a number of Subaccounts, each of which invests in shares of a particular Fund. Income, gains and losses of each Subaccount are credited to or charged against the assets of that Subaccount alone. Therefore, the investment performance of each Subaccount is independent of the investment performance of our company assets. We will not charge a Subaccount with the liabilities of any other Subaccount or with the liabilities of any other business we conduct. We are obligated to pay all amounts promised to you under the policies.
The Funds: The policy currently offers Subaccounts investing in shares of the Funds see “Appendix A: Funds Available Under the Contract”.
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Investment objectives: The investment managers and advisers cannot guarantee that the Funds will meet their investment objectives. Please read the Funds’ prospectuses for facts you should know before investing. These prospectuses are available by contacting us at the address or telephone number on the first page of this prospectus.
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Fund name and management: A Fund underlying your policy in which a Subaccount invests may have a name, portfolio manager, objectives, strategies and characteristics that are the same or substantially similar to those of a publicly-traded retail mutual fund. Despite these similarities, an underlying Fund is not the same as any publicly-traded retail mutual fund. Each underlying Fund will have its own unique portfolio holdings, fees, operating expenses and operating results. The results of each underlying Fund may differ significantly from any publicly-traded retail mutual fund.
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Eligible purchasers: All Funds are available to serve as the underlying investments for variable annuities and variable life insurance policies. The Funds are not available to the public (see “Fund name and management” above). Some Funds also are available to serve as investment options for tax-deferred retirement plans. It is possible that in the future for tax, regulatory or other reasons, it may be disadvantageous for variable annuity accounts and variable life insurance accounts and/or tax-deferred retirement plans to invest in the available Funds simultaneously. Although we and the Fund providers do not currently foresee any such disadvantages, the boards of directors or trustees of each Fund will monitor events in order to identify any material conflicts between annuity owners, policy owners and tax-deferred retirement plans and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that it should establish separate funds for the variable annuity, variable life insurance and

28 RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus

tax-deferred retirement plan accounts, you would not bear any expenses associated with establishing separate funds. Please refer to the Funds’ prospectuses for risk disclosure regarding simultaneous investments by variable annuity, variable life insurance and tax-deferred retirement plan accounts. Each Fund intends to comply with the diversification requirements under Section 817(h) of the Code.
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Funds available under the policy: We seek to provide a broad array of underlying Funds taking into account the fees and charges imposed by each Fund and the policy charges we impose. We select the underlying Funds in which the Subaccounts initially invest and when there is a substitution (see “Substitution of Investments”). We also make all decisions regarding which Funds to retain in a policy, which Funds to add to a policy and which Funds will no longer be offered in a policy. In making these decisions, we may consider various objective and subjective factors. Objective factors include, but are not limited to, Fund performance, Fund expenses, classes of Fund shares available, size of the Fund, and investment objectives and investing style of the Fund. Subjective factors include, but are not limited to, investment sub-styles and process, management skill and history at other funds, and portfolio concentration and sector weightings. We also consider the levels and types of revenue, including but not limited to expense payments and non-cash compensation that a Fund, its distributor, investment adviser, subadviser, transfer agent or their affiliates pay us and our affiliates. This revenue includes, but is not limited to compensation for administrative services provided with respect to the Fund and support of marketing expenses incurred with respect to the Fund.
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Money market Fund yield: In low interest rate environments, money market Fund yields may decrease to a level where the deduction of fees and charges associated with your policy could result in negative net performance.
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Risks and conflicts of interest with certain Funds advised by Columbia Management: We are an affiliate of Ameriprise Financial, Inc., which is the parent company of Columbia Management Investment Advisers, LLC (Columbia Management). Columbia Management acts as investment adviser to several Fund of funds, including managed volatility Funds. As such, it retains full discretion over the investment activities and investment decisions of the Funds. These Funds invest in other registered mutual funds. In providing investment advisory services for the Funds and the underlying funds in which those Funds respectively invest, Columbia Management is, together with its affiliates, including us, subject to competing interests that may influence its decisions. These competing interests typically arise because Columbia Management or one of its affiliates serves as the investment adviser to the underlying Funds and may provide other services in connection with such underlying Funds, and because the compensation we and our affiliates receive for providing these investment advisory and other services varies depending on the underlying Fund.
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Volatility and volatility management risk with the managed volatility funds: These Funds invest in other registered mutual funds. In addition, managed volatility Funds employ a strategy designed to reduce overall volatility and downside risk. These types of Funds are available under the policies and one or more of these Funds may be offered in other variable annuity and variable life insurance products offered by us. These Funds may also be used in conjunction with guaranteed living benefit riders we offer with various annuity contracts.
Conflicts may arise because the manner in which these Funds and their strategies are executed by Columbia Management are expected to benefit us by reducing our financial risk and expense in offering guaranteed living benefit riders. Managed volatility Funds employ a strategy to reduce overall volatility and downside risk when markets are declining and market volatility is high. A successful strategy may result in less gain in your Policy Value during rising markets with higher volatility when compared to Funds not employing a managed volatility strategy. Although an investment in the managed volatility Funds may mitigate declines in your Policy Value due to declining equity markets, the Funds’ investment strategies may also curb or decrease your Policy Value during periods of positive performance by the equity markets. There is no guarantee that any of the Funds’ strategies will be successful. Costs associated with running a managed volatility strategy may also adversely impact the performance of managed volatility Funds.
While Columbia Management is the investment adviser to the managed volatility Funds, it provides no investment advice to you as whether an allocation to the Funds is appropriate for you. You must decide whether an investment in these Funds is right for you. Additional information on the Funds, including risks and conflicts of interest, is included in their respective prospectuses. Columbia Management advised Fund of funds and managed volatility Funds and their investment objectives are listed in the “Appendix A: Funds Available Under the Contract”.
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Revenue we receive from the Funds and potential conflicts of interest:
Expenses We May Incur on Behalf of the Funds
When a Subaccount invests in a Fund, the Fund holds a single account in the name of the Variable Account. As such, the Variable Account is actually the shareholder of the Fund. We, through our Variable Account, aggregate the transactions of numerous policy Owners and submit net purchase and redemption requests to the Funds on a daily basis. In addition, we track individual policy Owner transactions and provide confirmations, periodic statements, and other required mailings. These costs would normally be borne by the Fund, but we incur them instead.
A complete list of why we may receive this revenue, as well as sources of revenue, is described in detail below.

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 29

Payments the Funds May Make to Us
We or our affiliates may receive from each of the Funds, or their affiliates, compensation including but not limited to expense payments. These payments are designed in part to compensate us for the expenses we may incur on behalf of the Funds. In addition to these payments, the Funds may compensate us for wholesaling activities or to participate in educational or marketing seminars sponsored by the Funds.
The amount, type, and manner in which the revenue from these sources is computed vary by Fund.
Conflicts of Interest These Payments May Create
When we determined the charges to impose under the policies, we took into account anticipated payments from the Funds. If we had not taken into account these anticipated payments, the charges under the policies would have been higher. Additionally, the amount of payment we receive from a Fund or its affiliate may create an incentive for us to include that Fund as an investment option and may influence our decision regarding which Funds to include in the Variable Account as Subaccount options for policy Owners. Funds that offer lower payments or no payments may also have corresponding expense structures that are lower, resulting in decreased overall fees and expenses to shareholders.
We offer Funds managed by our affiliates Columbia Management and Columbia Wanger Asset Management, LLC (Columbia Wanger). We have additional financial incentive to offer our affiliated Funds because additional assets held by them generally results in added revenue to us and our parent company, Ameriprise Financial, Inc. Additionally, employees of Ameriprise Financial, Inc. and its affiliates, including our employees, may be separately incented to include the affiliated Funds in the products, as employee compensation and business unit operating goals at all levels are tied to the success of the company. Currently, revenue received from our affiliated Funds comprises the greatest amount and percentage of revenue we derive from payments made by the Funds.
The Amount of Payments We Receive from the Funds
We or our affiliates receive revenue which ranges up to 0.65% of the average daily net assets invested in various Funds offered through this and other variable life insurance and annuity contracts we and our affiliates issue.
Why revenues are paid to us: In accordance with applicable laws, regulations and the terms of the agreements under which such revenue is paid, we or our affiliates may receive revenue from the Funds, including but not limited to expense payments and non-cash compensation, for various purposes:
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Training and educating sales representatives who sell the policies.
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Granting access to our employees whose job it is to promote sales of the policies by authorized selling firms and their sales representatives, and granting access to sales representatives of our affiliated selling firms.
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Activities or services we or our affiliates provide that assist in the promotion and distribution of the policies including promoting the Funds available under the policies to policy Owners, authorized selling firms and sales representatives.
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Providing sub-transfer agency and shareholder servicing to policy Owners.
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Promoting, including and/or retaining the Fund’s investment portfolios as underlying investment options in the policies.
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Furnishing personal services to policy Owners, including education of policy Owners regarding the Funds, answering routine inquiries regarding a Fund, maintaining accounts or providing such other services eligible for service fees as defined under the rules of the Financial Industry Regulatory Authority (FINRA).
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Subaccounting services, transaction processing, recordkeeping and administration.
Sources of revenue received from affiliated Funds: The affiliated Funds are managed by Columbia Management or Columbia Wanger. The sources of revenue we receive from these affiliated Funds, or from the Funds’ affiliates, may include, but are not necessarily limited to, the following:
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Assets of the Fund’s adviser, subadviser, transfer agent, distributor or an affiliate of these. The revenue resulting from these sources may be based either on a percentage of average daily net assets of the Fund or on the actual cost of certain services we provide with respect to the Fund. We may receive this revenue either in the form of a cash payment or it may be allocated to us.
Sources of revenue received from unaffiliated Funds: The unaffiliated Funds are not managed by an affiliate of ours. The sources of revenue we receive from these unaffiliated Funds, or the Funds’ affiliates, may include, but are not necessarily limited to, the following:
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Assets of the Fund’s adviser, subadviser, transfer agent, distributor or an affiliate of these. The revenue resulting from these sources may be based either on a percentage of average daily net assets of the Fund or on the actual cost of certain services we provide with respect to the Fund. We receive this revenue in the form of a cash payment.
Please refer to the prospectuses for the Funds for more information. These prospectuses are available by contacting us at the address or telephone number shown on the first page of this prospectus.

30 RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus

Relationship Between Funds and Subaccounts
Each Subaccount buys shares of the appropriate Fund at net asset value without a sales charge. Dividends and capital gain distributions from a Fund are reinvested at net asset value without a sales charge and held by the Subaccount as an asset. Each Subaccount redeems Fund shares without a charge (unless the Fund imposes a redemption fee) to the extent necessary to make death benefit or other payments under the policy.
Substitution of Investments
We may substitute the Funds in which the Subaccounts invest if:
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laws or regulations change;
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the existing Funds become unavailable; or
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in our judgment, the Funds no longer are suitable (or are no longer the most suitable) for the Subaccounts.
If any of these situations occur, we have the right to substitute a Fund currently listed in this prospectus (existing Fund) for another Fund (new Fund). The new Fund may have higher fees and/or operating expenses than the existing Fund. Also, the new Fund may have investment objectives and policies and/or investment advisers which differ from the existing Fund.
We may also:
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add new Subaccounts;
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combine any two or more Subaccounts;
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transfer assets to and from the Subaccounts or the Variable Account; and
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eliminate or close any Subaccounts.
We will notify you of any substitution or change.
In the event of any such substitution or change, we may amend the policy and take whatever action is necessary and appropriate without your consent or approval. We will obtain any required prior approval of the SEC or state insurance departments before making any substitution or change.
Voting Rights
As a policy Owner with investments in the Subaccounts, you may vote on important Fund matters.  We calculate votes separately for each Subaccount.  We will send notice of shareholders’ meetings, proxy materials and a statement of the number of votes to which you are entitled.
We are the legal owner of all Fund shares and therefore hold all voting rights.  However, to the extent required by law, we will vote the shares of each Fund according to instructions we receive from policy Owners.  We will vote shares for which we have not received instructions and shares that we or our affiliates own in our own names in the same proportion as the votes for which we received instructions.  As a result of this proportional voting, in cases when a small number of policy Owners vote, their votes will have a greater impact and may even control the outcome.
The General Account
The general account includes all assets owned by RiverSource Life Insurance Co. of New York (“we”, “us”, “our” and “RiverSource Life of NY” refer to RiverSource Life Insurance Co. of New York), other than those in the Variable Account and our other separate accounts. Subject to applicable state law, we have sole discretion to decide how assets of the general account will be invested. The assets held in our general account support the guarantees under your policy, including the death benefit. These guarantees are subject to the claims-paying ability and financial strength of RiverSource Life Insurance Co. of New York. You should be aware that our general account is exposed to many of the same risks normally associated with a portfolio of fixed-income securities including interest rate, option, liquidity and credit risk. Unlike market and other risks that you bear directly, these risks are insurer-related risks that may indirectly affect your investment experience. You should also be aware that we issue other types of insurance policies and financial instruments and products as well, and these obligations are satisfied from the assets in our general account. Our general account is not segregated or insulated from the claims of our creditors. The financial statements contained in the SAI include a further discussion of the risks inherent within the investments of the general account. The Fixed Account is an option supported by our general account that we make available under the policy.
Because of exemptive and exclusionary provisions, we have not registered interests in the Fixed Account as securities under the Securities Act of 1933 nor has the Fixed Account been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the Fixed Account nor any interests in the Fixed Account are subject to the provisions of these Acts.

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 31

The Fixed Account option has not been registered with the Securities and Exchange Commission (“SEC”). Disclosures regarding this option, however, are subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.
The Fixed Account
You can allocate Net Premiums to the Fixed Account, or transfer Policy Value from the Subaccounts to the Fixed Account. Amounts allocated to the Fixed Account become part of our general account.
Placing Policy Value in the Fixed Account does not entitle you to share in the general account’s investment experience, nor does it expose you to the general account’s investment risk. Instead, we guarantee that the Policy Value you place in the Fixed Account will accrue interest at an effective annual rate of at least 1%, independent of the actual investment experience of the general account. Keep in mind that this guarantee is subject to the creditworthiness and continued claims-paying ability of RiverSource Life Insurance Co. of New York. We are not obligated to credit any interest in excess of the guaranteed rate of 1%, although we may do so at our sole discretion, or if required by state law. Interest rates credited in excess of the guaranteed rate generally will be based on various factors related to future investment earnings. We will not credit interest in excess of 1% on any portion of Policy Value in the Fixed Account against which you have a policy loan outstanding. Also, if fees and charges under the policy are deducted from the Fixed Account, you could lose more than the premiums you’ve paid into the Fixed Account.
Your statement will include the average interest rate currently earned on Policy Value in the Fixed Account as well as the interest rate that will be credited on any new money allocated to the Fixed Account. Interest is credited daily. For additional information on interest rates, contact your sales representative or RiverSource Life Insurance Co. of New York at the address or telephone number shown on the first page of this prospectus.
Purchasing Your Policy
Application
Your sales representative will help you complete an application and send it to our Service Center. We are required by law to obtain personal information from you which we will use to verify your identity. If you do not provide this information, we reserve the right to refuse to issue your policy or take other steps we deem reasonable. When you apply, you:
•
select a Specified Amount of insurance;
•
select a death benefit option;
•
designate a Beneficiary; and
•
state how premiums are to be allocated among the Fixed Account and the Subaccounts.
Insurability: Before issuing your policy, we require satisfactory evidence of the insurability of the people whose lives you propose to insure (yourself or someone else). Our underwriting department will review your application and any medical information or other data required to determine whether the proposed Insureds are insurable under our underwriting rules. We may decline your application if we determine the proposed Insureds are not insurable and we will return any premium you have paid.
Age limit: We generally will not issue a policy where either of the proposed Insureds are over the Insurance Age of 85 for death benefit option 1 or 2, or over the Insurance Age 80 for death benefit option 3. We may, however, do so at our sole discretion.
Risk Classifications: The Risk Classification of each Insured is based on the Insured’s health, occupation or other relevant underwriting standards. This classification will affect the monthly deduction and may affect the cost of certain optional insurance benefits. (See “Loads, Fees and Charges.”)
When insurance coverage is in effect: Insurance coverage is in effect when we issue the policy, you have paid any premium necessary to keep the policy in force, the policy has been delivered to you and you have accepted the policy.  Conditional insurance coverage will be in effect prior to delivery of the policy only if certain conditions have been met, as stated in the application form.
Other conditions: In addition to proving insurability of each Insured, you and the Insureds must meet certain conditions stated in the application form before coverage will become effective and your policy will be delivered to you. The only way the policy may be modified is by a written agreement signed by our President, or one of our Vice Presidents, Secretaries or Assistant Secretaries.

32 RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus

Incontestability: We will have two years from the Policy Date of your policy or from reinstatement of your policy (see “Keeping the Policy in Force — Reinstatement”) to contest the truth of statements or representations in your application. After the policy has been in force during the last surviving Insured’s lifetime for two years from the Policy Date, we cannot contest the truth of statements or representations made in your application, except for the non-payment of premium and fraud in the procurement of this policy to the extent permitted by applicable state law.
Choice of Tax Test
When you apply for your policy, you need to select one of two life insurance qualification tests which will be used to determine whether your policy continues to qualify as life insurance, as outlined under Section 7702 of the Internal Revenue Code of 1986, as amended (Code).
The two tests are:
(1) the guideline premium test (GPT), or
(2) the cash value accumulation test (CVAT).
The test you choose cannot be changed after your policy is issued. If you do not choose a life insurance qualification test when you apply for your policy, the GPT will be applied to your policy. For policies with large amounts of planned premium, we may limit the choice to the GPT.
As mentioned in the Proceeds Payable Upon Death section, regardless of which death benefit option is in effect on the policy, there is always a minimum death benefit amount equal to a percentage of the Policy Value. These percentages, and thus the minimum death benefit amount, are defined under Section 7702 of the Code and differ based on the test selected. In general, the percentages under the CVAT are higher than the percentages under the GPT. A policy’s specific percentages are shown in the Death Benefit Percentage table under Policy Data.
In addition to defining a minimum death benefit amount, the Code also defines a limit to the amount of premium that can be paid under the GPT.
Considerations when choosing the life insurance qualification test for your policy:
Due to no premium limitations in the CVAT under the Code, the CVAT typically allows more flexibility in the amount and timing of premium that can be paid. Please note, under both tests, any premium paid which increases the Net Amount at Risk may be subject to underwriting and require an increase in the Specified Amount prior to us accepting the premium.
For the same premium, the GPT may result in a higher death benefit in early years due to the premium limitations for a given Specified Amount, while the CVAT may result in a higher death benefit long-term due to higher death benefit percentages. Monthly cost of insurance charges that are based on the Net Amount at Risk may be greater on policies using the test that has the higher death benefit at any given time.
Potential Distributions of Policy Value under the CVAT
Under the CVAT, if the death benefit less the Policy Value, ever exceeds three times the distribution threshold as defined below, we reserve the right to make a distribution from Policy Value. The distribution would be the amount needed to make the death benefit, less the Policy Value, equal to three times the distribution threshold.
The distribution threshold is equal to:
(a) + (b)
Where:
(a) is the initial Specified Amount; and
(b) is the amount of any increase in Specified Amount other than that resulting solely from a change in the death benefit option.
Right to Examine Your Policy (“Free Look”)
Upon cancellation, you will receive a full refund of all premiums paid, including any policy fees or other charges, less Indebtedness. You may mail or deliver the policy to our Service Center or to your sales representative with a written request for cancellation by the 10th day (or 60th day if the policy is intended to replace an existing policy) after you receive it. On the date your request is postmarked or received, the policy will immediately be considered void from the start.
Under our current administrative practice, your request to cancel the policy under the “Free Look” provision will be honored if received at our Service Center within 30 days from the latest of the following dates:
•
The date we mail the policy from our Service Center.
•
The Policy Date (only if the policy is issued in force).

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 33

•
The date your sales representative delivers the policy to you as evidenced by our policy delivery receipt, which you must sign and date.
We reserve the right to change or discontinue this administrative practice at any time.
Premiums
Payment of premiums: An initial premium equal to the monthly premium required to keep the NLG in effect is required to be paid on or before the Policy Date and must be received by us before the policy can become effective. No insurance will take effect until this amount is paid. Additionally, in applying for your policy you decide how much you intend to pay and how often you will make future payments. During the first several policy years until the Policy Value is sufficient to cover the Surrender Charge, you will need to pay the required premium to keep the NLG in effect in order to keep the policy in force. The Scheduled Premium serves only as an indication of your intent as to the frequency and amount of future premium payments. You may skip Scheduled Premium payments at any time if your Cash Surrender Value is sufficient to pay the monthly deduction or if you have paid sufficient premiums to keep the NLG in effect.
To determine the amount of Scheduled Premium, you may consider a number of factors including, but not limited to:
•
the Specified Amount;
•
the Insureds’ genders;
•
the Insureds’ issue ages;
•
the Insureds’Risk Classifications;
•
premium frequency; and
•
the death benefit option.
You may schedule payments annually, semiannually or quarterly. (We must approve payment at any other interval.) We show this premium schedule in your policy. You may also pay premiums by bank authorization on a monthly or quarterly basis under our current company practice. We reserve the right to change this practice.
The Scheduled Premium serves only as an indication of your intent as to the frequency and amount of future premium payments. You may skip Scheduled Premium payments at any time if your Cash Surrender Value is sufficient to pay the monthly deduction or if you have paid sufficient premiums to keep the NLG in effect.
You may also change the amount and frequency of Scheduled Premium payments by written request. We reserve the right to limit the amount of such changes. Any change in the premium amount is subject to applicable tax laws and regulations.
Although you have flexibility in paying premiums, the amount and frequency of your payments will affect the Policy Value,Cash Surrender Value and length of time your policy will remain in force, as well as affect whether the NLG remains in effect.
Premium limitations: You may make unscheduled premium payments at any time and in any amount of at least $25. We reserve the right to limit the number and amount of unscheduled premium payments. No premium payments, scheduled or unscheduled, are allowed on or after the youngest Insured’s Attained Insurance Age 120.
Allocation of premiums: We will hold any premiums received prior to the Policy Date. As of the Policy Date, we will allocate the Net Premiums to the accounts you have selected in your application. At that time, we will begin to assess the monthly deduction and other charges.
On the youngest Insured’s Attained Insurance Age 119 anniversary, the premium allocation percentages will be set to allocate all premium and loan repayments to the Fixed Account, and may not be changed.
Additional premiums: We credit additional premiums you make to your accounts on the Valuation Date we receive them. If we receive an additional premium at our Service Center before the Close of Business, we will credit any portion of that premium allocated to the Subaccounts using the Accumulation Unit value we calculate on the Valuation Date we received the premium. If we receive an additional premium at our Service Center at or after the Close of Business, we will credit any portion of that premium allocated to the Subaccounts using the Accumulation Unit value we calculate on the next Valuation Date after we received the premium.
Policy Value
The value of your policy is the sum of values in the Fixed Account and each Subaccount of the Variable Account. We value your accounts as follows:

34 RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus

Fixed Account
We value the amounts you allocate to the Fixed Account directly in dollars. The Fixed Account Value equals:
•
the sum of your Net Premiums and transfer amounts (including loan transfers) allocated to the Fixed Account; plus
•
interest credited; minus
•
the sum of amounts surrendered (including any applicable Surrender Charges) and amounts transferred out of the Fixed Account (including loan transfers); minus
•
any portion of the monthly deduction for the coming month that is allocated to the Fixed Account.
Subaccounts
We convert amounts you allocate to the Subaccounts into Accumulation Units. Each time you allocate a Net Premium, transfer amounts into one of the Subaccounts from the Fixed Account or another Subaccount, we credit a certain number of Accumulation Units to your policy for that Subaccount. Conversely, each time you take a partial surrender, transfer amounts out of a Subaccount, or we assess a charge, we subtract a certain number of Accumulation Units from your Policy Value.
Accumulation Units are the true measure of investment value in each Subaccount. They are related to, but not the same as, the net asset value of the Fund in which the Subaccount invests. The dollar value of each Accumulation Unit can rise or fall daily depending on the Variable Account expenses, performance of the Fund and on certain Fund expenses. Here is how we calculate Accumulation Unit values:
Number of units: To calculate the number of Accumulation Units for a particular Subaccount, we divide your investment by the current Accumulation Unit value.
Accumulation Unit value: The current Accumulation Unit value for each Subaccount equals the last value times the Subaccount’s current net investment factor.
We determine the net investment factor by:
•
adding the Fund’s current net asset value per share, plus the per share amount of any dividend or capital gain distributions, to obtain a current adjusted net asset value per share; then
•
dividing that sum by the previous adjusted net asset value per share.
Factors that affect Subaccount Accumulation Units: Accumulation Units may change in two ways — in number and in value. Here are the factors that influence those changes:
The number of Accumulation Units you own may fluctuate due to:
•
additional Net Premiums allocated to the Subaccounts;
•
transfers into or out of the Subaccounts;
•
partial surrenders and partial surrender fees;
•
Surrender Charges; and
•
monthly deductions.
Accumulation Unit values will fluctuate due to:
•
changes in underlying Fund net asset value;
•
Fund dividends distributed to the Subaccounts;
•
Fund capital gains or losses; and
•
Fund operating expenses.
Keeping the Policy in Force
No Lapse Guarantee
No-Lapse Guarantees are a feature of the policy guaranteeing the policy will remain in force even if the Cash Surrender Value is insufficient to pay the monthly deduction. Each policy has the following NLG option:
No-Lapse Guarantee: NLG This option guarantees the policy will not Lapse before the youngest Insured’s Attained Insurance Age 75 (or 10 years, if later).
The NLG will remain in effect as long as:
•
the sum of premiums paid; minus
•
Partial Surrenders; minus
•
outstanding Indebtedness; equals or exceeds

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 35

•
the NLG Premiums due since the Policy Date.
The NLG Premium is shown in the policy.
Grace Period
If on a Monthly Date the Cash Surrender Value of your policy is less than the amount needed to pay the next monthly deduction and the NLG is not in effect, the policy will enter the grace period and you will have 61 days to pay the required premium amount. If you do not pay the required premium, the policy will Lapse.
Approximately 15 days after the grace period begins, we will mail a notice to your last known address, requesting a payment sufficient to cover any past due premiums, any premiums falling due during the grace period, and the next scheduled monthly deduction. If we receive this premium before the end of the 61-day grace period, we will use the payment to cover all monthly deductions and any other charges then due. We will add any remaining balance to the Policy Value and allocate it in the same manner as other premium payments.  If the last surviving Insured dies during the grace period, we will deduct any overdue monthly deductions from the death benefit.
Reinstatement
Your policy may be reinstated within three years after it Lapses, unless you surrendered it for cash. To reinstate, we will require:
•
a written request;
•
evidence satisfactory to us that both Insureds (or the last surviving Insured) remain insurable and due proof that the first death occurred before the date of Lapse;
•
payment of the premium we specify; and
•
payment or reinstatement of any Indebtedness.
The effective date of a reinstated policy will be the Monthly Date on or next following the day we accept your application for reinstatement. The suicide period (see “Proceeds Payable Upon Death”) will apply from the effective date of reinstatement.Surrender Charges will return to what they would have been if the policy had not Lapse.
We will have two years from the effective date of reinstatement to contest the truth of statements or representations in the reinstatement application.
Proceeds Payable Upon Death
If the Insured dies while the policy is in force, we will pay a benefit to the Beneficiary of the policy when the last surviving Insured dies. The amount payable is the death benefit amount minus any Indebtedness as of the Death Benefit Valuation Date.
Option 1 (level amount): Under the Option 1 death benefit, if death is prior to the youngest Insured’s Attained Insurance Age 120, the death benefit amount is the greater of the following as determined on the Death Benefit Valuation Date:
•
the Specified Amount; or
•
a percentage of the Policy Value. The percentage is designed to ensure that the policy meets the provisions of federal tax law, which require a minimum death benefit in relation to Policy Value for your policy to qualify as life insurance.
Option 2 (variable amount): Under the Option 2 death benefit, if death is prior to the youngest Insured’s Attained Insurance Age 120, the death benefit amount is the greater of the following as determined on the Death Benefit Valuation Date:
•
the Policy Value plus the Specified Amount; or
•
a percentage of Policy Value. The percentage is designed to ensure that the policy meets the provisions of federal tax law, which require a minimum death benefit in relation to Policy Value for your policy to qualify as life insurance.
Option 3 (return of premium, subject to a limit): Under the Option 3 death benefit, if death is prior to or on the youngest Insured’s Attained Insurance Age 120, the death benefit amount is the greater of the following as determined on the Death Benefit Valuation Date:
1.
the lesser of:
•
the Specified Amount plus premiums paid, less Partial Surrenders and any Partial Surrender fees; or
•
the Death Benefit Option 3 Limit shown under Policy Data; or
2.
a percentage of the Policy Value. The percentage is designed to ensure the policy meets the provisions of federal tax law, which require a minimum death benefit in relation to the Policy Value for your policy to qualify as life insurance.

36 RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus

Example	Option 1	Option 2	Option 3
Specified Amount	$100,000	$100,000	$100,000
Policy Value	$5,000	$5,000	$5,000
Premiums paid	$4,000	$4,000	$4,000
Death benefit	$100,000	$105,000	$104,000
Policy Value increases to	$8,000	$8,000	$8,000
Death benefit	$100,000	$108,000	$104,000
Policy Value decreases to	$3,000	$3,000	$3,000
Death benefit	$100,000	$103,000	$104,000
If you want to have premium payments reflected in the form of an increasing death benefit, subject to a limit, you should consider Option 3. If you want your death benefit to include the policy Specified Amount and Policy Value, you should consider Option 2. If you are satisfied with the Specified Amount of insurance protection and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the Policy Value, you should consider Option 1. Under Option 1, the cost of insurance is lower because our Net Amount at Risk is generally lower; for this reason, the monthly deduction is less and a larger portion of your premiums and investment returns is retained in the Policy Value.
Under all death benefit options, if death is on or after the youngest Insured’s Attained Insurance Age 120Policy Anniversary, the death benefit amount will be the greater of:
•
the death benefit on the youngest Insured’s Attained Insurance Age 120 anniversary, minus any partial surrenders and partial surrender fees occurring after the youngest Insured’s Attained Insurance Age 120 anniversary; or
•
the Policy Value on the date of death of the last surviving Insured.
Change in Death Benefit Option
Prior to the youngest Insured’s Attained Insurance Age 120 anniversary, you may make a written request to change the death benefit option once per policy year. A change in the death benefit option also will change the Specified Amount. You do not need to provide additional evidence of insurability.
If you change from Option 1 to Option 2: The Specified Amount will decrease by an amount equal to the Policy Value on the effective date of the change. You cannot change from Option 1 to Option 2 if the resulting Specified Amount would fall below the minimum amount shown in the policy.
If you change from Option 2 to Option 1: The Specified Amount will increase by an amount equal to the Policy Value on the effective date of the change.
If you change from Option 3 to Option 1: The Specified Amount will be the Option 3 death benefit on the effective date of the change.
You may not change from Option 1 or Option 2 to Option 3, or from Option 3 to Option 2.
An increase or decrease in Specified Amount resulting from a change in the death benefit option will affect the following:
•
Monthly deduction because the cost of insurance charges depends upon the Specified Amount.
•
Charges for the optional Four-Year Term Insurance rider will decrease if the death benefit option change results in a decrease in the rider Specified Amount.
The Surrender Charge will not be affected.
We reserve the right to decline to make any death benefit option change that we determine would cause the policy to fail to qualify as life insurance under applicable tax laws.
Changes in Specified Amount
Subject to certain limitations, you may make a written request to increase or decrease the Specified Amount.
Increases: If you increase the Specified Amount, we may require additional evidence of insurability that is satisfactory to us.
The effective date of the increase will be the monthly anniversary on or next following our approval of the increase. The increase may not be less than $10,000 and we will not permit an increase after the youngest Insured’s Attained Insurance Age 85. We will have two years from the effective date of an increase in Specified Amount to contest the truth of statements or representations in the application for the increase in Specified Amount. If the last surviving Insured

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 37

commits suicide within two years from the effective date of any increase in Specified Amount which requires proof of insurability, the amount payable by us with respect to the increased coverage will be limited to the monthly deductions for such additional Specified Amount.
An increase in the Specified Amount will have the following effect on policy costs:
•
Your monthly deduction will increase because the cost of insurance charge depends upon the Specified Amount.
•
The NLG premiums will increase.
•
The administrative charge will increase.
•
The Surrender Charge will increase. A new schedule of Surrender Charges will apply to the amount of any increase in the Specified Amount.
At the time of the increase in Specified Amount, the Cash Surrender Value of your policy must be sufficient to pay the monthly deduction on the next Monthly Date. The increased Surrender Charge will reduce the Cash Surrender Value. If the remaining Cash Surrender Value is not sufficient to cover the monthly deduction, we will require you to pay additional premiums within the 61-day grace period. If you do not, the policy will Lapse unless the NLG is in effect.
Decreases: After the first policy year, you may decrease the Specified Amount subject to all of the following limitations:
•
Only one decrease per policy year is allowed.
•
We reserve the right to limit any decrease to the extent necessary to qualify the policy as life insurance under the Code.
•
After the decrease, the Specified Amount may not be less than the minimum amount shown in the policy. The minimum amounts shown in the policy are:
•
In policy years 2-5, the Specified Amount remaining after the decrease may not be less than 75% of the initial Specified Amount.
•
In policy years 6-10, the Specified Amount remaining after the decrease may not be less than 50% of the initial Specified Amount.
•
In policy years 11-15, the Specified Amount remaining after the decrease may not be less than 25% of the initial Specified Amount.
•
In policy years 16+, the Specified Amount remaining after the decrease must be at least $1,000.
The effective date of any decrease in Specified Amount is the Monthly Date on or next following the date we receive your request.
No Surrender Charge is imposed when you request a decrease in the Specified Amount.
Each increase in Specified Amount is treated as a new policy for purposes of applying the limitations on decreases. Thus, the first policy year for an increase is measured from the effective date of the increase.
Example
This example assumes an initial Specified Amount of $100,000. In policy year 6, you increase the initial Specified Amount by $100,000. The current Specified Amount after this increase is $200,000. In policy year 10 (and 4 policy years after the effective date of the increase), you request a $125,000 decrease in the current Specified Amount. The maximum decrease permitted under these assumptions is limited to $75,000, and the Specified Amount after this decrease is $125,000, computed as follows:
Maximum reduction in initial Specified Amount in policy year 10:	$100,000 X .50 =	$50,000
Maximum reduction in increase in Specified Amount during the fourth policy year of increase:	$100,000 X .25 =	+25,000
Maximum permitted reduction in current Specified Amount:		$75,000
Current Specified Amount before reduction:		$200,000
Minus maximum permitted reduction in current Specified Amount:		–75,000
Specified Amount after reduction		$125,000
A decrease in Specified Amount will affect your costs as follows:
•
Your monthly deduction will decrease because the cost of insurance charge depends upon the Specified Amount.
•
Charges for the optional Four-Year Term Insurance rider will decrease if the decrease in the policy Specified Amount results in a decrease in the rider Specified Amount.
•
The NLG premiums will decrease.
•
The administrative charge will not change.

38 RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus

•
The Surrender Charge will not change.
We will deduct decreases in the Specified Amount from the current Specified Amount in this order:
•
First from the initial Specified Amount when the policy was issued, and
•
Then from the increases successively following the initial Specified Amount.
This procedure may affect the cost of insurance if we have applied different Risk Classifications to the current Specified Amount.
Misstatement of Age or Sex
If either Insured’s age or sex has been misstated, the Proceeds payable upon death will be:
•
the Policy Value on the date of death; plus
•
the amount of insurance that would have been purchased by the cost of insurance deducted for the policy month during which death occurred, if that cost had been calculated using rates for the correct age and sex; minus
•
the amount of any outstanding Indebtedness on the date of death.
Suicide
In the event of suicide by the last surviving Insured, whether sane or insane within two years from the Policy Date, the only amount payable by us will be the premiums paid, minus any Indebtedness and partial surrenders. If the last surviving Insured commits suicide, whether sane or insane within two years, or any shorter period as may be required by applicable law, from the effective date of any increase in Specified Amount or any rider attached to the policy, then the amount payable will be limited to the monthly deductions for such additional Specified Amount or rider.
Beneficiary
Initially, the Beneficiary will be the person you designate in your application for the policy. You may change the Beneficiary by giving us written notice, subject to requirements and restrictions stated in the policy. If you do not designate a Beneficiary, or if the designated Beneficiary dies before the last surviving Insured, the Beneficiary will be you, if living. If you are not living, the Beneficiary will be your estate.

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 39

Other Benefits Available Under the Contract
In addition to the standard death benefit(s) associated with your contract, other standard and/or optional benefits may also be available to you. The following table summarizes information about those benefits. Information about the fees associated with each benefit included in the table may be found in the Fee Table.
Name of Benefit	Purpose	Is the Benefit Standard or Optional	Brief Description of Restrictions / Limitations
Four-Year Term Insurance Rider (FYT)	FYT provides a Specified Amount of insurance. The FYT death benefit is paid if both Insureds die during the first four policy years.	Optional
•FYT is only available at issue.
• FYT automatically terminates on the
four-year Policy Anniversary of the
policy.
• FYT is not available if either Insured
is older than 85 or have certain
substandard Risk Classifications.

Policy Split Option Rider (PSO)	PSO permits a policy to be split into two individual permanent plans of life insurance then offered by us for exchange, one on the life of each Insured.	Optional
•PSO is only available at issue.
• PSO is not available for Insureds in
certain Risk Classifications.
• Both Insureds must be between
Insurance Ages 20 – 75 at issue.
• If the policy and this rider are still in
force at the oldest Insureds’ 80th
insurance anniversary, this rider will
automatically terminate.

Overloan Protection Benefit (OPB)	Protects the policy from Lapsing as a result of the loan balance exceeding the Policy Value when certain conditions are met.	Standard
•OPB can only be exercised if the
death benefit option 1 is in effect.
• The policy must be in force for at
least 15 years before the OPB can be
exercised.
• The policy may not be in the grace
period to exercise the OPB.

Accounting Value Increase Rider (AVIR)	If the policy is fully surrendered while the policy is in force and prior to the expiration date of the rider, we will waive a portion of the Surrender Charge.	Optional
•This rider is only available in limited
situations, determined at time of
underwriting.
• The waiver does not apply to any
Surrender Charge due to increases in
Specified Amount, or to Partial
Surrenders.
• Surrender Charges will not be waived
if the policy is being surrendered in
exchange for a new insurance policy
or contract. However, if you exercise
your right to exchange the policy for
two individual policies under the
Policy Split Option Rider,Surrender
Charges on the surrender policy
would be waived.

Paid Up Insurance Option	You may request that we use the Cash Surrender Value of the policy to purchase an amount of paid-up insurance prior to the youngest Insured’s Attained Insurance Age120.	Optional
•When the Paid-Up Insurance option is
elected, you will forfeit all rights to
make future premium payments and
all riders will terminate.
• The paid-up insurance policy’s death
benefit amount, minus its Cash
Surrender Value, cannot be greater
than your current policy’s death
benefit, minus its Policy Value(both as
of the date of the paid-up insurance
policy’s purchase).

40 RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus

Name of Benefit	Purpose	Is the Benefit Standard or Optional	Brief Description of Restrictions / Limitations
Automated Transfers
Automated transfer arrangements allow
you to set up periodic transfers at a set
interval (i.e. monthly, quarterly, etc.)
from one investment option to one or
more investment option(s) under the
policy.
Standard
•Only one automated transfer
arrangement can be in effect at any
time.
• Only one account can be used as the
source of funds in the automatic
transfer arrangement.
• If the Fixed Account is the source of
funds, you cannot set up an
automated transfer amount that
would deplete the Fixed Account in
less than 12 months.
• If the value of the source of funds
account is less than the requested
automated transfer amount, that
occurrence of the automated transfer
will not process.
• The minimum automatic transfer
amount is $50.
• You must allow seven days for us to
change any automated transfer
arrangement instructions that are
currently in place.
• If you made a transfer from the Fixed
Account to one or more Subaccounts,
you may not make a transfer from
those Subaccounts back to the Fixed
Account until the next Policy
Anniversary.

Automated Dollar-Cost Averaging (DCA)
A DCA arrangement is an automated
transfer arrangement designed to help
you benefit from fluctuations in
Accumulation Unit values caused by
fluctuations in the market values of the
underlying Funds. Under a DCA
arrangement, since you invest the same
amount each period, you automatically
acquire more units when market values
fall, fewer units when it rises. The
potential effect is to lower your average
cost per unit. There is no charge for
DCA.
Standard
•Only one automated transfer
arrangement can be in effect at any
time.
• Only one account can be used as the
source of funds in the automatic
transfer arrangement.
• If the Fixed Account is the source of
funds, you cannot set up an
automated transfer amount that
would deplete the Fixed Account in
less than 12 months.
• If the value of the source of funds
account is less than the requested
automated transfer amount, that
occurrence of the automated transfer
will not process.
• The minimum automatic transfer
amount is $50.
• You must allow seven days for us to
change any automated transfer
arrangement instructions that are
currently in place.
• If you made a transfer from the Fixed
Account to one or more Subaccounts,
you may not make a transfer from
those Subaccounts back to the Fixed
Account until the next Policy
Anniversary.

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 41

Name of Benefit	Purpose	Is the Benefit Standard or Optional	Brief Description of Restrictions / Limitations
Special Dollar-Cost Averaging (SDCA)
An SDCA arrangement is an automated
transfer arrangement designed to help
you benefit from fluctuations in
Accumulation Unit values caused by
fluctuations in the market values of the
underlying Funds. Under an SDCA
arrangement, Net Premiums and/or
Policy Value is allocated to the SDCA
portion of the Fixed Account. These
amounts are then subsequently
transferred, on a monthly basis and over
a 12-month period, to accounts
according to the premium allocation
currently in effect at the time of each
transfer. The potential effect of this
option is that it may allow you to lower
your average cost per unit. There is no
charge for SDCA.
Standard
•The Fixed Account is the source of
funds.
• The minimum SDCA transfer amount
is $50.
• If an SDCA transfer amount is
allocated to one or more
Subaccounts, you may not make a
transfer from those Subaccounts
back to the Fixed Account until the
next Policy Anniversary.

Asset Rebalancing
The asset rebalancing feature
automatically transfers Policy Value
between Subaccounts at set intervals
(i.e. monthly, quarterly, etc.) to
correspond to your chosen allocation
percentages among Subaccounts.
Standard
•The Policy Value reallocated must be
at least $2,000 at the time the asset
rebalancing is set up.
• Asset rebalancing does not apply to
Policy Value in the Fixed Accounts.
• Asset rebalancing must occur
quarterly, semiannually or annually.
• You must allow 30 days for us to
change any asset rebalancing
instructions that currently are in
place.

Additional Information About Optional Benefits
When you purchase your policy, you may add any available optional benefits to your policy in the form of riders for an additional charge (unless otherwise noted).
Four-Year Term Insurance Rider (FYT): The four-year term insurance rider provides a pre-specified death benefit to the Beneficiary if the last surviving Insured dies during the first four years of the policy. The rider automatically terminates on the policy’s four-year Policy Anniversary. The purpose of this rider is to cover the additional estate taxes that could become due if the policy is transferred to an irrevocable trust or to a third party within three years of purchase. The rider is not available if either Insured is older than age 85, would not be eligible for an individual life insurance product, or has a life expectancy of less than one year. The minimum rider death benefit available is $50,000. The maximum rider death benefit available is 1.22 times the sum of the base policy Specified Amount. The rider Specified Amount can be decreased (not below $50,000) once per year or dropped from the policy after issue, but the rider amount cannot be increased or a rider added once the policy has been issued. If the base policy Specified Amount is decreased at any time, or a change in death benefit option from 1 to 2 is made where the base policy Specified Amount is reduced, the rider Specified Amount will also be decreased so that it does not exceed 1.22 times the base policy Specified Amount. If a change in death benefit option 2 to 1 is made, and the base policy Specified Amount is increased, the rider Specified Amount will not be increased. If the PSO is exercised, the FYT will terminate. The FYT cannot be split or carried over to the new policies.
The FYT will terminate on the earliest of the following:
1.
The month and date on or next following receipt of your written request for coverage to end; or
2.
The four-year Policy Anniversary, as shown under Policy Data; or
3.
The date the policy terminates.
Example:
John and Jane Doe purchase a base policy with a $1,500,000 Specified Amount, death benefit option 1, and the Four-Year Term Insurance Rider (FYT) with a rider Specified Amount of $1,830,000, the maximum rider specified amount that can be purchased. If the last surviving Insured passes away prior to the end of the fourth policy year, the Proceeds

42 RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus

payable will be $3,330,000 which is the sum of the base policy Specified Amount($1,500,000) and the FYT Specified Amount($1,830,000). If the last surviving Insured passes away in the fifth policy year or later, the Proceeds payable will be $1,500,000 which is the base policy Specified Amount.
Policy Split Option Rider (PSO): The policy split option provides for the split of the policy into two individual plans of insurance, one on the life of each Insured, upon the occurrence of any of the following events:
1.
divorce of the Insureds; or
2.
the federal tax law is changed resulting in removal of the unlimited marital deduction or reduces by at least 50% the level of the estate taxes payable on death; or
3.
there is a dissolution of a business partnership between the Insureds; or
4.
there is a dissolution of a business conducted or owned by the Insureds.
Both Insureds must be living at the time of the policy split. The policy split must be exercised no sooner than six months after a divorce and no later than one year after the divorce; within one year after an estate tax law change; or within six months of the dissolution of the business or partnership.
If the split is exercised, the initial Specified Amount on each new policy will be 50% of the Specified Amount of the split policy, minus 50% of any Indebtedness. The new policies will be individual permanent life insurance products we are issuing at the time of the split. The Policy Value minus any Indebtedness will be split equally and applied as premium payments on the new policies. Both the Surrender Charges on the split policy and any premium expense charges on the new policies will be waived resulting in the total Policy Value less Indebtedness on the new policies to be the same as the Policy Value less indebtedness of the split policy. The new policies’ rates will be based on each Insured’s Attained Insurance Age and the Insureds’Risk Classifications in the old policies.
If the new policies are variable life insurance policies, the value of the new policies will be calculated using the Funds’ current net asset value. The total Policy Value less Indebtedness of the new policies will be the same as the Policy Value less indebtedness of the split policy.
The PSO automatically terminates at the oldest Insured’s Attained Insurance Age 80. The PSO may terminate earlier at the request of the policy owner, death of one of the Insureds, or when the policy is split.
Example:
Jane and John Doe are married and purchase a base policy with a $1,500,000 Specified Amount and the Policy Split Option Rider (PSO). Both are Insurance Age 55. Jane qualifies for the super preferred non-tobacco risk class and John qualifies for the standard non-tobacco risk class. At the beginning of the 11th policy year, when John and Jane are both Attained Insurance Age 65, a final divorce decree is issued by a court. Seven months later, Jane and John exercise the PSO rider. Upon exercise, the $160,000 Policy Value of the current policy will be reduced by the $250 rider exercise charge which results in a final Policy Value of $159,750. Both John and Jane will each receive an individual permanent life insurance policy then offered by us with a $750,000 Specified Amount which is the Specified Amount of the current policy divided by two. Both will be Insurance Age 65 and retain the risk class as under the current policy. A premium of $79,875, which is the final Policy Value of the current policy divided by two, will be applied to each of the new individual policies and any premium expense charge on the new policies will be waived.
Accounting Value Increase Rider (AVIR): If the policy is fully surrendered while the rider is in force and prior to the expiration of the rider at the end of the eighth policy year, we will waive a portion of the Surrender Charge. The percentage waived is set at issue and applies to all AVIRs. The percentage waived is shown in the table below.
Please note the following about AVIR:
•
The amount waived is a percentage of the Surrender Charge that would apply to the initial Specified Amount.
•
The waiver does not apply to any Surrender Charge due to increases in Specified Amount, or to Partial Surrenders.
•
Surrender Charges will not be waived if the policy is being surrendered in exchange for a new insurance policy or contract.
During the surrender charge period of the policy, the percentage waived at Full Surrender is shown below:
Policy Years(s)	% of Surrender Charge Waived
1 - 4	100%
5	80%
6	65%
7	50%
8	35%

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 43

Policy Years(s)	% of Surrender Charge Waived
9+	0%
Example:
John and Jane Doe purchase a base policy with a $1,500,000 Specified Amount and the Accounting Value Increase Rider (AVIR). John and Jane decide to do a Full Surrender in the sixth policy year when the Policy Value is $160,000 and the Surrender Charge is $28,000. Due to the AVIR, instead of paying the Surrender Charge of $28,000, we will waive 65%, or $18,200, resulting in an actual Surrender Charge of $9,800. Therefore, the final Proceeds payable upon Full Surrender would be $150,200 which is the $160,000 Policy Value minus the actual Surrender Charge of $9,800.
Paid Up Insurance Option: You may request that we use the Cash Surrender Value of the policy to purchase an amount of paid-up insurance prior to the youngest Insured’s Attained Insurance Age 120. You may make your request in writing during the 30 days before any Policy Anniversary. The paid-up insurance policy will take effect as of the Policy Anniversary. You will forfeit all rights to make future premium payments and all riders will terminate.
The amount and Cash Surrender Value of the paid-up insurance policy will be based on the cost of insurance rates guaranteed in the policy and on the Fixed Account guaranteed interest rate. The paid-up insurance policy’s death benefit amount, minus its Cash Surrender Value, cannot be greater than your current policy’s death benefit, minus its Policy Value(both as of the date of the paid-up insurance policy’s purchase). The amount of paid-up insurance will remain level and will not be less than required by law.
Any Cash Surrender Value that is not used to purchase the paid-up insurance amount will be paid to you. At any time before the last surviving Insured’s death, you may surrender the paid-up insurance for its Cash Surrender Value.
Additional Information About Standard Benefits (Other than Standard Death Benefits)
In addition to the standard death benefits, other standard benefits are included with your policy at no additional cost, as described further below.
Automated Transfers: You can arrange to have Policy Value transferred from one account to another automatically. Only one automated transfer arrangement can be in effect at any time. You can transfer all or part of the value of a Subaccount to one or more of the other Subaccounts and/or to the Fixed Account. You can transfer all or part of the Fixed Account Value, minus Indebtedness, to one or more of the Subaccountss. Only one account can be used as the source of funds for any automated transfer arrangement. If the Fixed Account is the source of funds for the arrangement, you cannot set up an automated transfer amount that would deplete the Fixed Account in less than 12 months.
The minimum automated transfer amount is $50. On the date of a transfer, if the Policy Value in the source of funds account is less than the amount to be transferred under the arrangement, the transfer will not be processed.
If you made a transfer from the Fixed Account to one or more Subaccounts, you may not make a transfer from those Subaccounts back to the Fixed Account until the next Policy Anniversary.
You may make automated transfers by choosing a schedule we provide. You must allow seven days for us to change any automated transfer arrangement instructions that are currently in place.
The example below illustrates how an automated transfer arrangement works.
John and Jane Doe purchase a base policy. They make a one-time premium payment at issue of $120,000 and allocate it all to the Fixed Account. They set up an automated transfer arrangement to transfer $10,000 a month from the Fixed Account equally into two Subaccounts over a 12-month period. The following shows the transaction that will automatically take place each of the next 12 months.
Policy Value Transferring Into or Out of Each Account
Frequency	Fixed Account	Subaccount #1	Subaccount #2
Monthly	-10,000	+5,000	+5,000
Dollar-Cost Averaging: Dollar-cost averaging involves investing a fixed amount at regular intervals. For example, you might have a set amount transferred monthly from a relatively conservative Subaccount to a more aggressive one, or to several others. This systematic approach can help you benefit from fluctuations in Accumulation Unit values caused by fluctuations in the market values of the underlying Fund. Since you invest the same amount each period, you automatically acquire more units when the market value falls, fewer units when it rises. The potential effect is to lower your average cost per unit. There is no charge for dollar-cost averaging.
Example:

44 RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus

By investing an equal number of dollars each month…		Month	Amount Invested	Accumulation Unit Value	Number of Units Purchased
		Jan	$100	$20	5.00
		Feb	100	18	5.56
you automatically buy more units when the per unit market price is low…		Mar	100	17	5.88
	→	Apr	100	15	6.67
		May	100	16	6.25
		June	100	18	5.56
		July	100	17	5.88
and fewer units when the per unit market price is high.		Aug	100	19	5.26
	→	Sept	100	21	4.76
		Oct	100	20	5.00
You have paid an average price of only $17.91 per unit over the ten months, while the average market price actually was $18.10.
Dollar-cost averaging does not guarantee that any Subaccount will gain in value, nor will it protect against a decline in value if market prices fall. Because this strategy involves continuous investing, your success with dollar-cost averaging will depend upon your willingness to continue to invest regularly through periods of low price levels.
Special Dollar-Cost Averaging (SDCA): Under an SDCA arrangement, you may allocate SDCA allocations to the SDCA portion of the Fixed Account. SDCA allocations will be transferred out over a period of time, currently 12 months. SDCA transfers will automatically occur monthly on each Monthly Date anytime there is value in the SDCA portion of the Fixed Account. SDCA transfers will be allocated to Subaccounts or the non-SDCA portion of the Fixed Account according to the premium allocation in effect at the time of each transfer.
You may cancel an SDCA arrangement at any time by transferring the remaining value allocated to the SDCA arrangement to any other account. Any Fixed Account transfer rules will apply to such transfers. We reserve the right to discontinue the ability to allocate additional amounts to the SDCA arrangement. If this occurs, SDCA transfers will continue as described for any previous SDCA allocations that are already part of an SDCA arrangement. We also reserve the right to make another account available as the account to which SDCA allocations are allocated to and/or offer additional transfer periods (e.g. 6-months or 9-months).
An SDCA arrangement does not guarantee that any Subaccount or other Policy Value will gain in value, nor will it protect against a decline in Policy Value if market prices fall. Because this strategy involves continuous investing, your success with SDCA will depend upon your willingness to continue to invest regularly through periods of low-price levels. For further information regarding SDCA, see “Special Dollar-Cost Averaging”.
Asset Rebalancing: Subject to availability, you can set up an asset rebalancing arrangement to reallocate the variable Subaccount portion of your Policy Value according to the percentages (in whole percentage amounts) that you choose. The Policy Value must be at least $2,000 at the time the arrangement is set up. Asset rebalancing does not apply to the Fixed Account. We automatically will rebalance the variable Subaccount portion of your Policy Value quarterly, semiannually or annually. The period you select will start to run on the date you specify. On the first Valuation Date of each of these periods, we automatically will rebalance your Policy Value so that the value in each Subaccount matches your current Subaccount percentage allocations. We rebalance by transferring Policy Value between Subaccounts. You can change your percentage allocations or your rebalancing period at any time. We will restart the rebalancing period you selected as of the date you specify. You may discontinue the asset rebalancing arrangement at any time. There is no charge for asset rebalancing.
Example:
John and Jane Doe purchase a base policy and request quarterly automatic asset rebalancing. The following shows what transactions will take place on a quarterly asset rebalancing date to reallocate the $200,000 value in the Subaccounts according to the chosen Subaccount percentage allocations.
Accounts	Asset Rebalance Subaccount Percentage Allocations	Policy Value before Asset Rebalancing	Asset Rebalancing Transactions between Subaccounts
Fixed Account		$50,000

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 45

Accounts	Asset Rebalance Subaccount Percentage Allocations	Policy Value before Asset Rebalancing	Asset Rebalancing Transactions between Subaccounts
Subaccount #1	50%	$120,000	-$20,000
Subaccount #2	25%	$45,000	+$5,000
Subaccount #3	25%	$35,000	+15,000
Total Policy Value		$250,000
Overloan Protection Benefit (OPB). The overloan protection benefit prevents the policy from Lapsing due to the loan balance exceeding Policy Value. The OPB is included with new policies. The feature may be exercised by the policy Owner when all of the following conditions are met:
•
The policy has been in force for at least 15 years; and
•
The youngest Insured’s Attained Insurance Age is at least 75 but not greater than 95; and
•
Policy Indebtedness must be greater than the Specified Amount and greater than or equal to the Indebtedness percentage shown under Policy Data; and
•
The Cash Surrender Value is sufficient to pay the exercise charge; and
•
The death benefit option in effect is option 1; and
•
The policy has not yet entered the grace period; and
•
The policy is not a modified endowment contract, as defined by Section 7702A of the Internal Revenue Code, and exercising the benefit does not cause the policy to become a modified endowment contract; and
•
No current or future distributions will be required from the policy to maintain its qualification for treatment as a life insurance policy under the Internal Revenue Code; and
•
The sum of Partial Surrenders taken to date are greater than or equal to the amount that can be withdrawn from the policy without creating adverse tax consequences.
If all of the above conditions have been met, the policy owner may submit a written request to exercise the benefit to prevent the policy from entering the grace period. The benefit will become effective on the next monthly anniversary following receipt of request. Exercising the benefit is irrevocable.
A onetime charge to exercise the benefit will be deducted from Policy Value. The charge is a percentage of the Policy Value that will not exceed the maximum exercise charge of 3%.
Once the OPB has been exercised, the following changes to the base policy will occur:
1.
The policy becomes a paid-up life insurance policy and no additional premium payments will be required, nor will any premium payments be accepted; however, loan repayments will be accepted.
2.
Monthly deductions will no longer be taken.
3.
Partial Surrenders will no longer be available.
4.
Additional loans will no longer be available.
5.
Any outstanding loan will remain and interest will be charged at the current loan interest rate as shown under Policy Data.
6.
The NLG will no longer be in effect and cannot be reinstated.
7.
The death benefit option cannot be changed.
8.
Changes to the Specified Amount will no longer be allowed.
9.
Any riders attached to the policy will terminate.
Once the benefit has been exercised, the death benefit will be the applicable percentage from the Death Benefit Percentage Table as shown under Policy Data, multiplied by Policy Value or Indebtedness, whichever is greater. At the time of the exercise, this means the Death Benefit will decrease by as much as the one-time OPB exercise charge, which is currently 3%, multiplied by applicable percentage from the Death Benefit Percentage Table as shown under Policy Data. This may result in a significant reduction in the Proceeds payable upon death of the last surviving Insured. The OPB will terminate upon termination of the policy. If the policy terminates and is later reinstated, the OPB will also be reinstated with the policy. When the OPB is available to exercise, a notification will be sent to the policy owner. Once the benefit is exercised, a notification listing the changes to the policy will be sent to the policy owner.
Example:

46 RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus

John and Jane Doe purchase a base policy with a $1,500,000 Specified Amount, death benefit option 1, and the Overloan Protection Benefit (OPB). At the beginning of the 26th policy year:
•
Both John and Jane are Attained Insurance Age 80.
•
Premiums paid to date equal $700,000.
•
Partial Surrenders and Partial Surrender Charges amounting to $700,000 have been taken.
•
the current Specified Amount is $800,000 (the initial Specified Amount minus the Partial Surrenders and Partial Surrender Charges to date).
•
The Policy Value is $850,000.
•
There is outstanding Indebtedness equal to $820,000.
•
The death benefit is 892,500 which is the greater of the Specified Amount and the Policy Value times 1.05 which is the applicable percentage for the Death Benefit Percentage Table.
•
The Proceeds payable upon death of the last surviving Insured at this point in time would be $72,500 which is the death benefit of $892,500 minus the outstanding Indebtedness of $820,000.
At this point, John and Jane decide to exercise their OPB to prevent the policy from lapsing. The exercise of the OPB will result in the following:
•
No more premium payments are required, nor will premium payments be accepted.
•
The policy will be assessed a one-time OPB exercise charge of $25,500 resulting in an updated Policy Value of $824,500.
•
Outstanding Indebtedness remains at $820,000.
•
Loan repayments will still be accepted.
•
The new death benefit immediately after the exercise will be $865,725 which is the greater of the updated Policy Value or outstanding Indebtedness times 1.05.
•
The Proceeds payable upon death of the last surviving Insured would now be $45,725 which is the new death benefit of $865,725 minus the outstanding Indebtedness of $820,000.
Exchange for a Fixed Benefit Policy. For two years after the policy is issued, we may allow you to exchange your policy for a life insurance policy with benefits that do not vary with the investment experience of the Subaccounts(“Fixed Benefit Policy”). This is accomplished by a transfer of all of the value in the Subaccounts to the Fixed Account without charge. The rules for transferring from the Subaccounts to the Fixed Account following a Fixed Account to Subaccount transfer will be waived only once.
Depending on the timing and the individual circumstances surrounding the exchange, the Fixed Benefit Policy will be on the life of the same Insureds and at the time of the exchange will have the same Policy Date and issue ages and a death benefit at least as great as the initial death benefit of your policy (assuming no decrease in Specified Amount prior to the exchange). The exchange may be subject to an equitable cash adjustment, which will recognize the investment performance of the policy through the effective date of the exchange. An exchange will be effective when we receive a written request in Good Order.
Example:
John Doe lives in California and is the Owner and Insured of a variable universal life insurance policy. Twelve months after the policy is issued, John decides he would rather own a policy that is not subject to the investment experience of the Funds in which the Variable Account divisions that support his policy invest, and would rather own a policy that earns a fixed rate of interest. Subject to the company’s requirements, John has up to twelve more months to exchange his variable policy for a Fixed Benefit Policy without the company requiring evidence of insurability.
Changes to the Policies
We reserve the right to do any of the following:
•
make any changes necessary to maintain the status of the policy as life insurance under the Code;
•
make other changes required under federal or state law relating to life insurance;
•
suspend or discontinue sale of the policies; and
•
comply with applicable law.
We will give you any required notice and receive any regulatory approval before we make any of these changes.

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 47

Policy Loans
You may borrow against your policy at any time by written or telephone request. (See “Two Ways to Request a Transfer, Loan or Surrender” for the address and telephone numbers for your requests.) Generally, we will process your loan within seven days after we receive your request in Good Order at our Service Center (for exceptions — see “Deferral of Payments,” under “Payment of Policy Loans, Surrenders and Death Benefit Proceeds”). We will mail loan payments to you by regular mail. If you request express mail delivery or an electronic fund transfer to your bank, we will charge a fee. For instructions, please contact your sales representative.
Minimum Loan Amounts
Generally, the minimum you can borrow from your policy is $500. Please see your policy for further details.
Maximum Loan Amounts
•
90% of the Policy Value minus Surrender Charges.
•
For phone requests, if loan Proceeds are being sent to your address of record the maximum loan amount is $100,000.
The amount available at any time for a new loan is the maximum loan value less any existing Indebtedness. When we compute the amount available, we reserve the right to deduct from the loan value interest for the period until the next Policy Anniversary and monthly deductions that we will take until the next Policy Anniversary.
Allocation of Loans to Accounts
Unless you specify otherwise, we will make the loan from the Fixed Account and the Subaccounts in proportion to their values at the end of the Valuation Period during which we receive your request. When we make a loan from a Subaccount, we redeem Accumulation Units and transfer the Proceeds into the Fixed Account. In determining these proportions, we first subtract the amount of any outstanding Indebtedness and/or value that is part of an SDCA arrangement from the Fixed Account
When the Fixed Account (minus any Indebtedness and any value that is part of an SDCA arrangement) and the Subaccounts are exhausted, the remaining loan amount will be taken from the value of the Fixed Account that is part of an SDCA arrangement.
Repayments
We will allocate loan repayments to Subaccounts and/or the Fixed Account using the premium allocation percentages in effect unless you tell us otherwise. Repayments must be in amounts of at least $25.
Effect of Policy Loans
A policy loan, whether or not repaid, affects cash value over time because the loan amount is subtracted from the Fixed Account and/or Subaccounts as collateral. The loan collateral does not participate in the investment performance of the Subaccounts. The loan collateral earns interest at the minimum guaranteed rate of the Fixed Account (See “The Fixed Account”). Payment of this interest is subject to the creditworthiness and continued claims-paying ability of RiverSource Life Insurance Co. of New York. Loan interest is charged daily and payable at the end of the policy year at the guaranteed loan interest rates shown under Policy Data. Please note that the interest rate charged on a policy loan is effectively offset by the interest credited on the loan collateral as described above. Starting in year 11 of the policy, the interest rate charged on the loan will be equal to the interest rate credited on the loan collateral. We reserve the right to change the interest rate charged on the loan; however, it will never exceed the maximum stated in the Periodic Charges Other than Fund Operating Expenses section of this prospectus. A loan reduces the policy Surrender Value. If the loan causes the Cash Surrender Value to drop to zero, the policy will Lapse. The death benefit is reduced by loan Indebtedness. A loan may also cause the NLG to terminate.
Overdue Interest
If you do not pay accrued interest when it is due, we will increase the amount of Indebtedness in the Fixed Account to cover the amount due. Interest added to a policy loan will be charged the same interest rate as the loan itself. We will take that interest from the Fixed Account and the Subaccounts with value on a Pro Rata Basis. When the Fixed Account (minus any Indebtedness and any value that is part of an SDCA arrangement) and the Subaccounts are exhausted, the additional loan interest will be taken from the value of the Fixed Account that is part of an SDCA arrangement.

48 RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus

Policy Surrenders
You may cancel the policy, otherwise known as a Full Surrender, while it is in force and receive its Cash Surrender Value or take a Partial Surrender out of your policy. The Cash Surrender Value is the Policy Value minus Indebtedness minus any applicable Surrender Charges.Surrender Charges affect the surrender value, which is a measure we use to determine whether your policy will enter a grace period (and possibly Lapse, which may have adverse tax consequences, see “Tax Risk”). If you surrender your policy, you receive its Cash Surrender Value and applicable Surrender Charges. (See “Loads, Fees and Charges.”)
A Partial Surrender will reduce the Policy Value and the death benefit and may terminate the NLG. Additionally, for Option 1 policies,Partial Surrender will reduce the Specified Amount.Partial Surrenders are available within certain limits for a fee. After the first policy year, you may take a Partial Surrender of any amount from $500 up to 90% of the policy’s Cash Surrender Value.Partial Surrenders by telephone are limited to $100,000, provided that surrender Proceeds are sent to your address of record. Unless you specify otherwise, we will make Partial Surrenders from the Fixed Account and Subaccounts on a Pro Rata Basis. When the Fixed Account, minus any Indebtedness and any value that is part of an SDCA arrangement, and the Subaccounts are exhausted, the Partial Surrender will be made from the Fixed Account that is part of an SDCA arrangement.
Surrender Charges apply to this policy for the first seven years and for seven years after an increase in the Specified Amount.Surrender Charges can significantly reduce Policy Values. Poor investment performance can also significantly reduce Policy Values. During early policy years the Cash Surrender Value may be less than the premiums you pay for the policy.
If your policy Lapses or is fully surrendered with an outstanding policy loan, you may experience a significant tax cost.
•
You will be taxed on any earnings in the policy. Generally, a policy has earnings to the extent the cash value plus any outstanding loans exceeds the investment in the contract.
•
For non-MEC policies, it could be the case that a policy with a relatively small existing cash value could have significant as yet untaxed earnings that will be taxed upon Lapse or surrender of the policy.
•
For MEC policies, earnings are the remaining earnings (any earnings that have not been previously taxed) in the policy, which could be a significant amount depending on the policy.
You may take a full or a Partial Surrender by written request. We may, but are not required to, accept a full or Partial Surrender request from you by phone. (See “Two Ways to Request a Transfer, Loan or Surrender” for address and telephone numbers for your requests.) We will process your surrender request on the Valuation Date we receive it. If we receive your surrender request at our Service Center in Good Order before the Close of Business, we will process your surrender using the Accumulation Unit value we calculate on the Valuation Date we received your surrender request. If we receive your surrender request at our Service Center in Good Order at or after the Close of Business, we will process your surrender using the Accumulation Unit value we calculate on the next Valuation Date after we received your surrender request. Generally, we will process your payment within seven days (for exceptions — see “Deferral of Payments” under “Payment of Policy Loans, Surrenders and Death Benefit Proceeds”). We will mail surrender payments to you by regular mail. If you request express mail delivery, we will charge a fee. You may also request that payment be wired to your bank. We will charge a fee if you request an electronic funds transfer to your bank. For instructions, please contact your sales representative.
Effect of partial surrenders
•
A partial surrender will reduce the Policy Value by the amount of the partial surrender and the partial Surrender Charge. (See “Fee Tables” and “Loads, Fees and Charges.”)
•
A partial surrender will reduce the death benefit by the amount of the partial surrender and charge, or, if the death benefit is based on the applicable percentage of Policy Value, by an amount equal to the applicable percentage times the amount of the partial surrender. Because they may impact the death benefit, partial surrenders may affect the cost of insurance.
•
A partial surrender may terminate the NLG. We deduct the surrender amount from total premiums you paid, which may reduce the total below the level required to keep the the NLG in effect.
•
If Option 1 is in effect, a partial surrender will reduce the Specified Amount by the amount of the partial surrender and charge. This may cause the policy to become a Modified Endowment Contract. We will deduct this decrease from the current Specified Amount in this order:
First from the initial Specified Amount when the policy was issued;
Then from the increases successively following the initial Specified Amount.
•
If Option 2 or Option 3 is in effect, a Partial Surrender does not affect the Specified Amount since the determination of the death benefit under these options is already impacted either directly (Option 3) or indirectly (Option 2) through the reduction in the Policy Value impacted by the Partial Surrender.

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 49

•
We will not allow a partial surrender if it would reduce the Specified Amount below the required minimum. (See “Decreases” under “Proceeds Payable Upon Death.”)
Two Ways to Request a Transfer, Loan or Surrender
You can request a transfer, loan or surrender by mail or by phone. You will be required to provide your name, policy number, Social Security Number or Taxpayer Identification Number when you request a transfer, loan or partial surrender. Failure to provide a Social Security Number or Taxpayer Identification Number may result in mandatory income tax withholding on the taxable portion of the distribution.

1 By mail
To request a transfer, loan or surrender by mail, please call us at the number below or contact your sales representative to obtain the required request form. Mail the completed request form to:
RiverSource Life Insurance Co. of New York
70500 Ameriprise Financial Center
Minneapolis, MN 55474

2 By phone
1-800-541-2251
•
We answer telephone requests promptly, but you may experience delays when call volume is unusually high. If you are unable to get through, use the mail procedure as an alternative.
•
We will honor any telephone transfer, loan or partial surrender requests believed to be authentic and will use reasonable procedures to confirm that they are. These include asking identifying questions and recording calls. As long as these procedures are followed, neither we nor our affiliates will be liable for any loss resulting from fraudulent requests.
•
We make telephone transfers, loans and partial surrenders available automatically. If you do not want telephone transfers, loans and partial surrenders to be made from your account, please write and tell us.
DELIVERY OPTIONS FOR LOAN OR SURRENDER PROCEEDS

1 By regular or express mail
•
payable to you;
•
mailed to your address of record.
NOTE: We will charge you a fee if you request express mail delivery. (See “Fees for Express Mail and Electronic Fund Transfers of Loan or Surrender Proceeds”.)

2 By wire or other form of electronic payment
•
request that payment be wired to your bank account;
•
pre-authorization required.
NOTE: We will charge you a fee if you request electronic fund transfer. (See “Fees for Express Mail and Electronic Fund Transfers of Loan or Surrender Proceeds”.)
We may choose to permit you to have checks issued and delivered to an alternate payee or to an address other than your address of record. We may also choose to allow you to direct wires or other electronic payments to accounts owned by a third-party. We may have additional Good Order requirements that must be met prior to processing requests to make any payments to a party other than the policy Owner or to an address other than the address of record. These requirements will be designed to ensure policy Owner instructions are genuine and to prevent fraud.
Payment of Policy Loans, Surrenders and Death Benefit Proceeds
We will pay Proceeds when:
•
you surrender the policy; or
•
you take a policy loan; or

50 RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus

•
the last surviving Insured dies.
We pay all death benefit Proceeds by check (unless the Beneficiary has chosen to have death benefit Proceeds directly deposited into another Ameriprise Financial, Inc. account). We will compute the amount of the death benefit and pay it in a lump sum unless you select one of the payment options below. We will pay interest at a rate not less than 0.25% per year on lump sum death benefit Proceeds from the date of the last surviving Insured’s death to the settlement date (the date on which we pay Proceeds in a lump sum or we first place them under a payment option).
Payment Options
During the Insureds’ lifetimes, you may request in writing that we pay policy Proceeds under one or more of the three payment options below. The Beneficiary may also select a payment option, unless you say that he or she cannot. You decide how much of the Proceeds will be placed under each option (minimum: $5,000). We will transfer any such amount to our general investment account. You may also make a written request to change a prior choice of payment option or, if we agree, to elect a payment option other than the three listed below. Unless we agree otherwise, payments under all options must be made to a natural person.
Option A — Interest Payments: We will pay interest on any Proceeds placed under this option at a rate 1% per year compounded annually, at regular intervals and for a period that is agreeable to both you and us. At the end of any payment interval, you may withdraw Proceeds in amounts of at least $100. At any time, you may withdraw all of the Proceeds that remain or you may place them under a different payment option approved by us.
Option B — Payments for a specified period: We will make fixed monthly payments for the number of years you specify. We will furnish monthly amounts for payment periods at your request, without charge.
Option C — Lifetime income: We will make monthly payments for the life of the person (payee) who is to receive the income. We will guarantee payment for 5, 10 or 15 years. We will furnish settlement rates for any year, age, or any combination of year, age and sex at your request, without charge.
Deferral of Payments
Normally, we will send a payment within seven days after receiving your request in Good Order. However, we reserve the right to postpone payments of Cash Surrender Value, policy loans or variable death benefit Proceeds in excess of the Specified Amount if:
•
the NYSE is closed, except for normal holiday and weekend closings;
•
trading on the NYSE is restricted according to SEC rules;
•
an emergency, as defined by SEC rules, makes it impractical to sell securities or to value the net assets of the accounts; or
•
the SEC permits us to delay payment for the protection of security holders.
We may also postpone payment of the amount attributable to a purchase payment as part of the total surrender amount until cleared from the originating financial institution.
We may delay payment of any loans or surrenders from the Fixed Account for up to six months from the date we receive the request in Good Order. If we postpone the payment of the Proceeds, we will pay any interest required by law.
Federal Taxes
The following is a general discussion of the policy’s federal income tax implications. It is not intended as tax advice. Because the effect of taxes on the value and benefits of your policy depends on your individual situation, YOU SHOULD CONSULT A TAX ADVISOR TO FIND OUT HOW THESE GENERAL CONSIDERATIONS APPLY TO YOU. The discussion is based on our understanding of current federal income tax laws and of how the IRS currently interprets them. Both the laws and their interpretation may change.
You should make the decision as to who the Owner and the Beneficiary will be after consultation with your tax and legal advisors. These decisions may significantly affect the amount due for federal and state income tax, gift tax and estate or inheritance tax and also your ownership rights to the policy.
The policy is intended to qualify as a life insurance policy for federal income tax purposes. To that end, the provisions of the policy are to be interpreted to ensure or maintain this tax qualification. We reserve the right to change the policy in order to ensure that it will continue to qualify as life insurance for tax purposes. We will send you a copy of any changes.
Income tax reporting and withholding: If any amounts are (or are deemed to be) taxable distributions to the policy Owner, such amounts will generally be subject to federal income tax and possibly a tax penalty, and may be subject to federal withholding pursuant to the Code. (See “Taxation of Policy Proceeds.”) Such amounts will also be subject to tax

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 51

reporting. Reporting may also be required in the event of certain ownership changes, a policy exchange or other distributions from the policy even if no amounts are currently subject to tax. State income tax reporting and withholding may also apply.
Diversification and investor control: A variable life insurance policy must meet a diversification test under Section 817(h) of the Code and is subject to an investor control rule. Failure to meet either of these tests means that a life insurance policy fails to qualify as a life insurance policy for federal income tax purposes. The diversification test requires the underlying Funds to be invested in a diversified portfolio of assets based on IRS rules. The investor control rule has been established in a number of published rulings issued by the IRS. According to the IRS, determining whether the policy Owner has sufficient incidents of ownership over assets invested in the Subaccounts to be considered the owner of those assets depends on all of the relevant facts and circumstances. The IRS has provided guidance on several factors that, if present, would suggest investor control exists, or, alternatively, would indicate that investor control does not exist. The IRS has to date not yet ruled on several other issues. We reserve the right to modify the policy, as necessary, so that the Owner will not be subject to current taxation as the owner of the Subaccounts’ assets.
RiverSource Life of NY’s Tax Status
We are taxed as a life insurance company under the Code. For federal income tax purposes, the Subaccounts are considered a part of our company, although their operations are treated separately in accounting and financial statements. Investment income is reinvested in the Fund in which the Subaccount invests and becomes part of the Subaccount’s value. This investment income, including realized capital gains, is not subject to any withholding for federal or state income taxes. We reserve the right to make such a charge in the future if there is a change in the tax treatment of variable life insurance policies or in our tax status as we then understand it. The company includes in its taxable income the net investment income derived from the investment of assets held in its Subaccounts because the company is considered the owner of these assets under federal income tax law. The company may claim certain tax benefits associated with this investment income. These benefits, which may include foreign tax credits and the corporate dividend received deduction, are not passed on to you since the company is the owner of the assets under federal tax law and is taxed on the investment income generated by the assets.
Taxation of Policy Proceeds
Death benefit Proceeds: The death benefit paid to the Beneficiary generally is not considered income to the Beneficiary and is not subject to federal income taxes. When the Proceeds are paid on or after the youngest Insured’s Attained Insurance Age 120, if the amount received plus any Indebtedness exceeds your investment in the policy, the excess may be taxable as ordinary income.
Death benefit Proceeds under Payment Option A: The death benefit Proceeds generally are not subject to income tax, but payments of interest under this payment option are taxable and may be reported to the IRS and a state, if applicable.
Death benefit Proceeds under Payment Options B and C: A portion of each payment will be taxed as ordinary income and a portion will be considered a return of the Beneficiary’s investment in the policy and will not be taxed. The Beneficiary’s investment in the policy is generally the death benefit Proceeds applied to the payment options. Under Option C only, any payments made after the investment in the policy is fully recovered will be subject to tax. Any taxable earnings may be reported to the IRS and a state, if applicable.
Pre-death Proceeds (See the following table.): Generally, part or all of any pre-death Proceeds received through full surrender, Lapse, partial surrender, or payment options may be subject to federal (and state, if applicable) income tax as ordinary income to the extent of any earnings in the policy. Depending on the situation, these rules may also apply to policy loans and an assignment of the policy as collateral. It is possible that the amount of taxable income generated at the Lapse or surrender of a policy with a loan may exceed the actual amount of cash received. In some cases, the tax liability depends on whether the policy is or becomes a modified endowment contract (explained in the following table). The taxable amount may also be subject to an additional 10% IRS penalty tax if the policy is a modified endowment contract and you are younger than age 59½. (See “Penalty tax” under “Modified Endowment Contracts.”)

52 RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus

Source of Proceeds	Taxable Portion of Pre-death Proceeds
Non-Modified Endowment Contracts:	Taxable portion of pre-death Proceeds:
Full surrender:
You will be taxed on the amount received, plus any Indebtedness, minus your investment in the policy.(1) You will be taxed on any earnings in the policy at the time of full surrender — these earnings may be part of the policy cash value or part of loans previously taken. It could be the case that a policy with a relatively small existing Cash Surrender Value could have significant earnings that will be taxed upon surrender of the policy.

Lapse:
You will be taxed on any Indebtedness minus your investment in the policy.(1) You will be taxed on any earnings in the policy at the time of
Lapse — these earnings may be part of the policy cash value or part of loans previously taken. It could be the case that a policy with a relatively small existing Cash Surrender Value could have significant earnings that will be taxed upon Lapse of the policy.

Partial Surrenders:
Generally, if the amount received is greater than your investment in the policy,(1) the amount in excess of your investment is taxable. However, during the first 15 policy years, a different amount may be taxable if the partial surrender results in or is necessitated by a reduction in benefits.

Policy loans and assignments and pledges:	None.(2)

Modified Endowment Contracts:(3)	Taxable portion of pre-death Proceeds:
Full surrender:
You will be taxed on the amount received, plus any Indebtedness, minus your investment in the policy.(1) You will be taxed on any earnings in the policy at the time of full surrender — these earnings may be part of the policy cash value or part of loans previously taken. Please note, for modified endowment contracts, it is likely that any earnings taken in previous policy loans were taxable and would be included in the investment in the policy.

Lapse:
You will be taxed on any Indebtedness minus your investment in the policy.(1) You will be taxed on any earnings in the policy at the time of
Lapse — these earnings may be part of the policy cash value or part of loans previously taken.

Partial Surrenders:	You will be taxed on the lesser of:
•the amount received; or
•Policy Value minus your investment in the policy.(1)
Policy loans and assignments and pledges:	You will be taxed on the lesser of:
•the amount of the loan/assignment; or
•Policy Value minus your investment in the policy.(1)

Payment Options: Pre-death Proceeds (applicable to non-modified endowment contracts and modified endowment contracts):
Option A: Treated as a full surrender; earnings are taxed and may be subject to an additional 10% penalty tax for modified endowment contracts. Interest is taxed (but not subject to an additional 10% IRS penalty tax).

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 53

Source of Proceeds	Taxable Portion of Pre-death Proceeds

Options B and C: A portion of each payment is taxed and a portion is considered a return on investment in the policy(1) and not taxed. Any
Indebtedness at the time the option is elected is treated as a partial surrender and earnings are taxed (and may be subject to an additional
10% penalty tax for modified endowment contracts). Payments made after the investment in the policy(1) is fully recovered are taxed (and may be subject to an additional 10% penalty tax for modified endowment contracts).

(1)
Investment in the policy is generally equal to premiums paid, minus the nontaxable portion of any previous partial surrenders, plus taxable portion of any previous policy loans. (for non-modified endowment contracts, it is unlikely that any previous policy loans were taxable).
(2)
However, should the policy later be surrendered or Lapse with outstanding Indebtedness, see discussion related to “full surrender” or “Lapse” under “Source of Proceeds” in the “Non-Modified Endowment Contracts” section shown above for the explanation of tax treatment.
(3)
Any taxable portion of pre-death Proceeds may be subject to a 10% IRS penalty tax (exceptions apply — see “Penalty tax” under “Modified Endowment Contracts.”)

54 RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus

Modified Endowment Contracts
Your policy is a modified endowment contract if the premiums you pay in the first seven years of the policy, or the first seven years following a material change, exceed certain limits.
If you exchanged a policy that is a modified endowment contract under section 1035 of the Code, your new policy also will be a modified endowment contract. If you exchanged a policy that is a non-modified endowment contract, your new policy may become a modified endowment contract.
We have procedures for monitoring whether your policy becomes a modified endowment contract. We calculate modified endowment contract limits when we issue the policy. We base these limits on the benefits we provide under the policy and on the Risk Classification, sex and age of the Insureds. We recalculate these limits later if certain increases or reductions in benefits occur.
If you pay a premium that causes your policy to become a modified endowment contract under the Code, we will notify you in writing. If you do not want your policy to remain a modified endowment contract, you can choose one of the following options within the time period stated in the notice:
•
ask us to refund the excess premium that caused the policy to become a modified endowment contract, plus interest; or
•
ask us to apply the excess premium to your policy at a later date when it would not cause the policy to become a modified endowment contract.
You do not have to choose either of these options. If you do not choose one of these options, your policy will remain a modified endowment contract for the life of the policy. (See “Modified Endowment Contracts” in the table under “Taxation of Policy Proceeds.”)
Increases in benefits: We recalculate limits when an increase is a “material change.” Almost any increase you request, such as an increase in Specified Amount, the addition of a rider benefit or an increase in an existing rider benefit, is a material change. An automatic increase under the terms of your policy, such as an increase in death benefit due to operation of the applicable percentage table described in the “Proceeds Payable upon Death” section or an increase in Policy Value growth under Option 2, generally is not a material change. A policy becomes a modified endowment contract if premiums you pay in the first seven years following a material change exceed the recalculated limits.
Reductions in benefits: If, at any time after we issue the policy you reduce benefits or a material change to the policy has been made, we recalculate the limits as if the reduced level of benefits had been in effect since the policy was issued. In most cases, this recalculation will further restrict the amount of premiums that you can pay without exceeding modified endowment contract limits. If the premiums you have already paid exceed the recalculated limits, the policy will become a modified endowment contract with applicable tax implications even if you do not pay any further premiums.
Distributions affected: Modified endowment contract rules apply to distributions in the year the policy becomes a modified endowment contract and in all subsequent years. In addition, the rules apply to distributions taken two years before the policy becomes a modified endowment contract because the IRS presumes that you took a distribution in anticipation of that event.
Serial purchase of modified endowment contracts: The IRS treats all modified endowment contracts issued by the same insurer (or possibly affiliated companies of the insurer) to the same Owner during any calendar year as one policy for purposes of determining the amount of any loan or distribution that is taxable.
Penalty tax: If a policy is a modified endowment contract, the taxable portion of pre-death Proceeds from a full surrender, Lapse, partial surrender, policy loan or assignment of Policy Value or certain payment options may be subject to a 10% penalty tax unless:
•
the distribution occurs on or after the date that the Owner attains age 59½;
•
the distribution is attributable to the Owner becoming disabled (within the meaning of Section 72(m)(7) of the Code); or
•
the distribution is part of a series of substantially equal periodic payments made at least once a year over the life (or life expectancy) of the Owner or over the joint lives (or life expectancies) of the Owner and the Owner’s Beneficiary.
(See “Taxation of Policy Proceeds”, “Pre-death Proceeds” and accompanying table.)
Other Tax Considerations
Interest paid on policy loans: Generally, no deduction is allowed for interest paid or accrued on any Indebtedness with respect to life insurance policies. However, a deduction is allowed under Section 264(e) of the Code for interest (subject to certain interest rate limitations) on policy loans of a business with respect to certain key person insurance. The aggregate amount of Indebtedness that can be borrowed on that key individual (who must be an officer or 20-percent owner of the business) may not exceed $50,000. The amount of key persons is limited to a maximum of 20 with

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 55

respect to any controlled group of companies. A business that falls within the exception of Section 264(e) and is allowed a deduction for interest with respect to key-person insurance up to $50,000 nonetheless must also not fall within either of the prohibitions of Sections 264(a)(2) (with respect to certain single premium policies), and (a)(3) (Indebtedness incurred or continued to purchase or carry a life insurance contract pursuant to a plan of purchase which contemplates the systematic borrowing of part or all of the increases in the cash value).
Policy changes: Changing ownership, exchanging or assigning the policy may have income, gift and/or estate tax consequences, depending on the circumstances.
1035 exchanges: See “Exchange/Replacement Risk” under “Policy Risk” for potential risks associated with 1035 exchanges. Section 1035 of the Code permits nontaxable exchanges of certain insurance policies, endowment contracts, annuity contracts and qualified long-term care insurance contracts while providing for continued tax deferral of earnings. In addition, Section 1035 permits the carryover of the investment in the contract from the old policy or contract to the new policy or contract. In a 1035 exchange one policy or contract is exchanged for another policy or contract. The following are nontaxable exchanges: (1) the exchange of a life insurance policy for another life insurance policy or for an endowment, annuity or qualified long-term care insurance contract, (2) the exchange of an endowment contract for an annuity or qualified long-term care insurance contract, or for an endowment contract under which payments will begin no later than payments would have begun under the contract exchanged, (3) the exchange of an annuity contract for another annuity contract or for a qualified long-term care insurance contract, and (4) the exchange of a qualified long-term care insurance contract for a qualified long-term care insurance contract. Additionally, other tax rules apply. Depending on the issue date of your original policy or contract, there may be tax or other benefits that are given up to gain the benefits of the new policy or contract. Consider whether the features and benefits of the new policy or contract outweigh any tax or other benefits of the old policy or contract. If the life insurance policy has an outstanding loan, there may be tax consequences. Currently, partial exchanges of life insurance policies are not allowed by the company because there is no guidance from the IRS.
Other taxes: Federal estate tax, state and local estate or inheritance tax, federal or state gift tax and other tax consequences of ownership or receipt of policy Proceeds will also depend on the circumstances. All of these laws are subject to change.
Employer-owned life insurance: The Pension Protection Act (PPA) of 2006 amended Section 101 of the Code by adding a new Section 101(j) that addresses the tax treatment of “employer-owned life insurance” (EOLI). Unless one of four specified conditions is met and the notice and consent requirements are met, any death benefits in excess of the premiums paid are taxed. In general, an EOLI contract is any life insurance contract owned by a person engaged in a trade or business and under which such person or any related person is directly or indirectly a Beneficiary under the contract and that covers the life (or lives) of an employee of the employer (or certain related persons). Additionally, an applicable policyholder owning 1 or more employer-owned life insurance contracts is required to file a Form 8925 with the IRS. The applicable policyholder is required to keep records necessary to determine whether the requirements of the reporting rule and the income inclusion rule are met.
The four specified conditions are:
•
The last surviving Insured was an employee at any time during the 12-month period before that Insured’s death;
•
The Insureds are, at the time the contract is issued a director, a highly compensated employee as defined by reference to the qualified plan rules in Section 414(q) or one of the 35% most highly compensated individuals within the meaning of self-insured health plans;
•
The death benefits are paid to a member of the family of the last surviving Insured, any individual who is the designated Beneficiary of the Insured under the contract (other than the employer), a trust established for the benefit of any such member of the family or designated Beneficiary, or the estate of the last surviving Insured; or
•
The amount is used to purchase an equity (or capital or profits) interest in the employer from a family member of the last surviving Insured, an individual who is a designated Beneficiary, a trust established for the benefit of a family member or designated Beneficiary, or the estate of the last surviving Insured.
The notice and consent requirements are met if, before the issuance of the policy, the employee:
•
Is notified in writing that the applicable policyholder intends to insure the employee’s life and of the maximum face amount for which the employee could be insured at the time the contract was issued;
•
Provides written consent to being insured under the contract and that such coverage may continue after the Insured terminates employment; and
•
Is informed in writing that an applicable policyholder will be a Beneficiary of any Proceeds payable upon the death of the employee.

56 RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus

Split Dollar Arrangements
The following is a general discussion of the federal income tax implications of a split dollar arrangement entered into or materially modified after Sept. 17, 2003. You should consult your legal and tax advisors before developing or entering into a split dollar arrangement.
A typical split-dollar life insurance agreement is an arrangement under which two parties agree to share the costs and benefits of a permanent life insurance contract which provides both a death benefit and cash values. The arrangement divides or “splits” between two parties the death benefit and the cash value of the policy or other economic benefits under the contract. The objective of a split dollar arrangement is to join together the life insurance needs of one party with the premium paying ability of another. The typical split dollar arrangement is between an employer and an employee, but the arrangement may be used in other relationships, such as between a corporation-shareholder, a parent and a child, or a donor and a charity.
Traditionally, there have been two types of split dollar arrangements. In the “endorsement” system, the employer owns the policy and is responsible for the payment of the annual premiums. The employee is then required to reimburse the employer for his or her share, if any, of the premiums. The “collateral assignment system” is described as a system in which the employee in form owns the policy and pays the entire premium. The employer in form makes annual loans (sometimes without interest or below the fair rate of interest), to the employee of amounts equal to the yearly increases in the Cash Surrender Value, but not exceeding the annual premiums. The employee executes an assignment of the policy to the employer as collateral security for the loans. The loans are generally payable at the termination of employment or the death of the employee. In a reverse split dollar plan, the payor of the premiums retains the life insurance protection and another party owns the rights to the cash value of the policy.
The Treasury regulations define a split dollar life insurance arrangement as any arrangement between an Owner of a life insurance contract and a non-owner of the contract under which either party to the arrangement pays all or part of the premiums, and one of the parties paying the premiums is entitled to recover (either conditionally or unconditionally) all or any portion of those premiums and such recovery is to be made from, or is secured by, the Proceeds of the contract. The definition is not intended to include life insurance plans where only one party has all the rights to the policy such as group-term plans (Section 79 of the Code), executive bonus arrangements or key-person plans.
Under a special rule, any arrangement between an Owner and a non-owner of a life insurance contract is treated as a split-dollar life insurance arrangement (regardless of whether the criteria set forth above are satisfied) if the arrangement is entered into in connection with the performance of services and is not part of a group-term life insurance plan described in Section 79, the employer or service recipient pays, directly or indirectly, all or any portion of the premiums; and either (1) the Beneficiary of all or any portion of the death benefit is designated by the employee or service provider or is any person whom the employee or service provider would reasonably be expected to designate as the Beneficiary; or (2) the employee or service provider has any interest in the policy cash value of the life insurance contract. For example, in a compensatory context in which the employer owns the contract, the employee must include in gross income the value of any interest in the Cash Surrender Value of the contract provided to the employee during a taxable year.
Another special rule provides that an arrangement is a split-dollar arrangement (regardless of whether the criteria set forth above are satisfied) if the arrangement is entered into between a corporation and another person in that person’s capacity as a shareholder in the corporation; the corporation pays, directly or indirectly, all or any portion of the premiums; and either (1) the Beneficiary of all or any portion of the death benefit is designated by the shareholder or is any person whom the shareholder would reasonably be expected to designate as the Beneficiary; or (2) the shareholder has any interest in the policy cash value of the life insurance contract.
Mutually Exclusive Regimes
The regulations provide for two mutually exclusive regimes for taxing split-dollar life insurance arrangements. The regulations apply for purposes of income tax, gift tax, FICA, FUTA, RRTA, SECA, and wage withholding. The regulations require both the Owner and non-owner of a life insurance contract to fully account for all amounts under the arrangement under the rules that apply to the regime under which the arrangement is taxed.
•
Economic Benefit Split Dollar: As a general rule for split-dollar life insurance arrangements that are taxed under the economic benefit regime, the Owner of the life insurance contract is treated as providing economic benefits to the non-owner of the contract. The economic benefit regime generally will govern the taxation of endorsement arrangements. Also, a special rule requires the economic benefit regime to apply (and the loan regime not to apply) to any split-dollar life insurance arrangement if: (i) the arrangement is entered into in connection with the performance of services, and the employee or service provider is not the Owner of the life insurance contract; or (ii) the arrangement is entered into between a donor and a donee (for example, a life insurance trust) and the donee is not the Owner of the life insurance contract.
The value of the economic benefits, reduced by any consideration paid by the non-owner to the Owner, is treated as transferred from the Owner to the non-owner. The possible economic benefits provided to the non-owner can include the value of current life insurance coverage, any portion of the Cash Surrender Value available to the non-owner, and

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 57

any other economic benefit. The tax consequences of that transfer will depend on the relationship between the Owner and the non-owner. Thus, the transfer may constitute a payment of compensation, a dividend distribution, a gift, or a transfer having a different tax character. Further, depending on the relationship between or among a non-owner and one or more other persons (including a non-owner or non-owners), the economic benefits may be treated as provided from the Owner to the non-owner and as separately provided from the non-owner to such other person or persons (for example, as a payment of compensation from an employer to an employee and as a gift from the employee to the employee’s child).
•
Loan (Collateral Assignment) Split Dollar: Under loan regime, the non-owner of the life insurance contract is treated as loaning premium payments to the Owner of the contract. Except for specified arrangements, the loan regime applies to any split-dollar loan. A payment made pursuant to a split-dollar life insurance arrangement is a split-dollar loan and the Owner and non-owner are treated, respectively, as borrower and lender if (i) the payment is made either directly or indirectly by the non-owner to the Owner; (ii) the payment is a loan under general principles of Federal tax law or, if not a loan under general principles of Federal tax law, a reasonable person would expect the payment to be repaid in full to the non-owner (whether with or without interest); and (iii) the repayment is to be made from, or is secured by, either the policy’s death benefit Proceeds or its Cash Surrender Value, or both. A borrower generally may not deduct any interest on a split-dollar. If the split-dollar loan provides for sufficient interest, then the loan generally is subject to the general rules for debt instruments.
If a split-dollar loan is a below-market loan, then, in general, the loan is recharacterized as a loan with interest at the applicable Federal rate (AFR), coupled with an imputed transfer by the lender to the borrower. The timing, amount, and characterization of the imputed transfers between the lender and borrower of the loan will depend upon the relationship between the lender and the borrower (for example, the imputed transfer is generally characterized as a compensation payment if the lender is the borrower’s employer), and whether the loan is a demand loan or a term loan.
EOLI Requirements May Apply
A contract that is subject to a split dollar arrangement is an employer-owned life insurance contract if the contract is owned by a person engaged in a trade or business and is otherwise described in Section 101(j) of the Code. However, the general rule of Section 101(j) does not apply to the extent any amount received by reason of the death of the last surviving Insured is paid to a family member of the last surviving Insured, an individual who is a designated Beneficiary, a trust established for the benefit of a family member or designated Beneficiary. Notice 2008-42 provides guidance regarding the application of Sections 101(j) to life insurance contracts that are subject to split-dollar life insurance arrangements.
Taxation — Determined by Policy Ownership
The regulations provide rules for determining the Owner and the non-owner of the life insurance contract. The general rule is that the Owner is the person named as the policy Owner. If two or more persons are designated as the policy Owner, the first-named person generally is treated as the Owner of the entire contract, however, if two or more persons are named as the policy Owner and each such person has at all times, all the incidents of ownership with respect to an undivided interest in the contract, those persons are treated as Owner of separate contracts. The general rule that the person named as the policy Owner is treated as the Owner of the life insurance contract is subject to two exceptions involving situations in which the only benefit available under the split-dollar life insurance arrangement is the value of current life insurance protection (that is, non-equity arrangements).
The regulations add attribution rules to determine the Owner of a policy. Under these rules, if a split-dollar life insurance arrangement is entered into in connection with the performance of services, the employer or service recipient is treated as the Owner of the life insurance contract if the Owner under the split-dollar life insurance arrangement is: (a) a trust described in Section 402(b); (b) A grantor trust that is treated as owned by either the employer or the service recipient; (c) a welfare benefit fund within the meaning of Section 419(e)(1); or (d) certain related parties.
If you are considering a split dollar arrangement, you should consult your legal and tax advisor.
Section 409A
The Section 409A regulations explain that a split-dollar life insurance arrangement may provide for deferred compensation, as determined through application of the general rules defining deferred compensation and a nonqualified deferred compensation plan. Notice 2007-34 was issued concurrently with the regulations under Section 409A to provide guidance regarding the application of Section 409A to split-dollar life insurance arrangements. The Notice confirms that many split-dollar arrangements are not subject to Section 409A and provides that certain modifications of these arrangements necessary to comply with, or avoid application of, Section 409A will not be treated as material modifications under the split dollar rules. The Notice further clarifies that a split-dollar arrangement generally provides for deferred compensation if the service provider has a legally binding right during a taxable year to compensation that is payable to or on behalf of the provider in a later year. In addition, the regulations under Section 409A provide additional categories of plans for purposes of the aggregation rules, including a separate category for split-dollar arrangements.

58 RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus

Distribution of the Policy
RiverSource Distributors, Inc. (RiverSource Distributors), our affiliate, serves as the principal underwriter and general distributor of the policy. Its office is located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474. RiverSource Distributors is a wholly-owned subsidiary of Ameriprise Financial, Inc.
Sales of the Policy
•
Only securities broker-dealers (“selling firms”) registered with the SEC and members of the FINRA may sell the policy.
•
The policies are continuously offered to the public through authorized selling firms. We and RiverSource Distributors have a sales agreement with the selling firm. The sales agreement authorizes the selling firm to offer the policies to the public. We agree to pay the selling firm (or an affiliated insurance agency) for policies its sales representatives sell. The selling firm may be required to return sales commissions under certain circumstances including but not limited to when policies are returned under the free look period.
Payments to the Selling Firms
In addition to commissions, we may, in order to promote sales of the policies, and as permitted by applicable laws and regulations, pay or provide selling firms with other promotional incentives in cash, credit or other compensation. We generally (but may not) offer these promotional incentives to all selling firms. The terms of such arrangements differ between selling firms. These promotional incentives may include but are not limited to:
—
sponsorship of marketing, educational, due diligence and compliance meetings and conferences we or the selling firm may conduct for sales representatives, including subsidy of travel, meal, lodging, entertainment and other expenses related to these meetings;
—
marketing support related to sales of the policy including for example, the creation of marketing materials, advertising and newsletters;
—
providing services to policy Owners; and
—
funding other events sponsored by a selling firm that may encourage the selling firm’s sales representatives to sell the policy.
These promotional incentives or reimbursements may be calculated as a percentage of the selling firm’s aggregate, net or anticipated sales and/or total assets attributable to sales of the policy, and/or may be a fixed dollar amount. As noted below, this additional compensation may cause the selling firm and its sales representatives to favor the policies.
Sources of Payments to Selling Firms
•
We pay the commissions and other compensation described above from our assets.
•
Our assets may include:
—
revenues we receive from fees and expenses that you will pay when buying, owning and surrendering the policy (see “Fee Tables”);
—
compensation we or an affiliate receive from a Fund’s investment adviser, subadviser, distributor or an affiliate of any of these (see “The Variable Account and the Funds — The Funds”); and
—
revenues we receive from other contracts and policies we sell that are not securities and other businesses we conduct.
•
You do not directly pay the commissions and other compensation described above as the result of a specific charge or deduction under the policy. However, you may pay part or all of the commissions and other compensation described above indirectly through:
—
fees and expenses we collect from policy Owners, including Surrender Charges; and
—
fees and expenses charged by the underlying Funds in which the Subaccounts you select invest, to the extent we or one of our affiliates receive revenue from the Funds or an affiliated person.
Potential Conflicts of Interest
Compensation payment arrangements with selling firms can potentially:
•
give selling firms a heightened financial incentive to sell the policy offered in this prospectus over another investment with lower compensation to the selling firm.
•
cause selling firms to encourage their sales representatives to sell you the policy offered in this prospectus instead of selling you other alternative investments that may result in lower compensation to the selling firm.
•
cause a selling firm to grant us access to its sales representatives to promote sales of the policy offered in this prospectus, while denying that access to other firms offering similar policies or other alternative investments which may pay lower compensation to the selling firm.

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 59

Payments to Sales Representatives
•
The selling firm pays its sales representatives. The selling firm decides the compensation and benefits it will pay its sales representatives.
•
To inform yourself of any potential conflicts of interest, ask your sales representative before you buy how the selling firm and its sales representatives are being compensated and the amount of the compensation that each will receive if you buy the policy.
Legal Proceedings
RiverSource Life of NY (the Company) is involved in the normal course of business in legal proceedings which include regulatory inquiries, arbitration and litigation, including class actions, concerning matters arising in connection with conduct of its activities. These include proceedings specific to the Company as well as proceedings generally applicable to business practices in the industries in which it operates. The Company can also be subject to legal proceedings arising out of its general business activities, such as its investments, contracts, and employment relationships. Uncertain economic conditions, heightened and sustained volatility in the financial markets and significant financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the insurance industry generally.
As with other insurance companies, the level of regulatory activity and inquiry concerning the Company’s businesses remains elevated. From time to time, the Company and its affiliates, including Ameriprise Financial Services, LLC (“AFS”) and RiverSource Distributors, Inc. receive requests for information from, and/or are subject to examinations or claims by various state, federal and other domestic authorities. The Company and its affiliates typically have numerous pending matters, which includes information requests, exams or inquiries regarding their business activities and practices and other subjects, including from time to time: sales and distribution of various products, including the Company’s life insurance and variable annuity products; supervision of associated persons, including AFS financial advisors and RiverSource Distributors, Inc.’s wholesalers; administration of insurance and annuity claims; security of client information; and transaction monitoring systems and controls. The Company and its affiliates have cooperated and will continue to cooperate with the applicable regulators.
These legal proceedings are subject to uncertainties and, as such, it is inherently difficult to determine whether any loss is probable or even reasonably possible, or to reasonably estimate the amount of any loss. The Company cannot predict with certainty if, how or when any such proceedings will be initiated or resolved. Matters frequently need to be more developed before a loss or range of loss can be reasonably estimated for any proceeding. An adverse outcome in one or more proceedings could eventually result in adverse judgments, settlements, fines, penalties or other sanctions, in addition to further claims, examinations or adverse publicity that could have a material adverse effect on the Company’s financial condition, results of operations or liquidity.
Householding and Delivery of Certain Documents
With your prior consent, RiverSource Life of NY and its affiliates may use and combine information concerning accounts owned by members of the same household and provide a single paper or electronic copy of certain documents to that household. This householding of documents may include prospectuses, supplements, annual reports, semiannual reports and proxies. Your authorization remains in effect unless we are notified otherwise. If you wish to continue receiving multiple copies of these documents, you can opt out of householding by calling us at 1.866.273.7429. Multiple mailings will resume within 30 days after we receive your opt out request.
How We Handle Policies Under Unclaimed Property Laws
Every state has unclaimed property laws which generally declare insurance policies to be abandoned after a period of inactivity of one to five years from either 1) the policy’s maturity date (actual or deemed by statute) or 2) the date the death benefit is due and payable. Your policy’s deemed maturity date is the date the youngest Insured’s Attained Insurance Age equals 120.  If we determine that the death benefit has become payable, we will use our best efforts to locate you or your designated Beneficiaries. If we are unable to locate a Beneficiary, the death benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or you last resided, as shown in our books and records, or to our state of domicile. Generally, this surrender of property to the state is commonly referred to as “escheatment”. To avoid escheatment, and ensure an effective process for your Beneficiaries, it is important that your personal address and Beneficiary designations are up to date, including complete names, date of birth, current addresses and phone numbers, and taxpayer identification numbers for each Beneficiary. Updates to your Beneficiary designations should be sent to our Service Center.

60 RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus

Escheatment may also be required by law if a known Beneficiary fails to demand or present an instrument or document to claim the death benefit in a timely manner, creating a presumption of abandonment. If your Beneficiary steps forward (with the proper documentation) to claim escheated death benefit Proceeds, the state is obligated to pay any such Proceeds it is holding.
Financial Statements
You can find our audited financial statements and the audited financial statements of the divisions, which are comprised of Subaccounts, in the SAI. The SAI does not include audited financial statements for divisions that are new (if any) and have no activity as of the financial statement date.

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 61

Appendix A:Funds Available Under the Contract
The following is a list of funds available under the contract. More information about the funds is available in the prospectuses for the funds, which may be amended from time to time and can be found online at riversource.com/insurance. You can also request this information at no cost by calling 1-800-862-7919 or by sending an email request to riversourceannuityservice@ampf.com.
The current expenses and performance information below reflects fee and expenses of the funds, but do not reflect the other fees and expenses that your contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each fund’s past performance is not necessarily an indication of future performance.
Investment Objective	Fund and Adviser/Sub-Adviser	Current Expenses Ratio [NET]	Average Annual Total Returns (as of 12/31/2022)
			1 Year	5 Year	10 Year
Seeks long-term growth of capital	AB VPS Large Cap Growth Portfolio (Class A) AllianceBernstein L.P.	0.65%	(28.51%)	11.54%	15.08%
Seeks long-term capital appreciation.	Allspring VT Opportunity Fund - Class 1 Allspring Funds Management, LLC, adviser; Allspring Global Investments, LLC, sub-adviser.	0.75%[1]	(20.61%)	8.12%	10.96%
Seeks long-term capital appreciation.	Allspring VT Small Cap Growth Fund - Class 1 Allspring Funds Management, LLC, adviser; Allspring Global Investments, LLC, sub-adviser.	0.94%	(34.30%)	7.35%	10.85%
The Portfolio seeks investment results that correspond (before fees and expenses) generally to the price and yield performance of its underlying index, the Alerian Midstream Energy Select Index (the "Index").	ALPS | Alerian Energy Infrastructure Portfolio: Class I ALPS Advisors, Inc.	0.95%[1]	17.84%	3.77%	-
Seeks long-term capital growth. Income is a secondary objective.	American Century VP Value, Class I American Century Investment Management, Inc.	0.73%[1]	0.54%	7.85%	10.59%
Seeks high total investment return.	BlackRock Global Allocation V.I. Fund (Class I) BlackRock Advisors, LLC, adviser; BlackRock (Singapore) Limited, sub-adviser.	0.73%[1]	(15.86%)	3.50%	5.06%
Seeks investment results that correspond to the total return performance of common stocks as represented by the MSCI EAFE Index.	Calvert VP EAFE International Index Portfolio - Class I Calvert Research and Management	0.48%[1]	(14.58%)	1.35%	4.07%
Seeks investment results that correspond to the investment performance of U.S. common stocks, as represented by the NASDAQ 100 Index.	Calvert VP Nasdaq 100 Index Portfolio - Class I Calvert Research and Management, adviser; Ameritas Investment Partners, Inc, subadviser.	0.48%[1]	(32.64%)	11.83%	15.82%

62 RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus

Investment Objective	Fund and Adviser/Sub-Adviser	Current Expenses Ratio [NET]	Average Annual Total Returns (as of 12/31/2022)
			1 Year	5 Year	10 Year
Seeks investment results that correspond to the investment performance of U.S. common stocks, as represented by the Russell 2000® Index.	Calvert VP Russell 2000® Small Cap Index Portfolio - Class I Calvert Research and Management, adviser; Ameritas Investment Partners, Inc, subadviser.	0.40%[1]	(20.52%)	3.87%	8.57%
Seeks maximum total investment return through a combination of capital growth and current income.	Columbia Variable Portfolio - Balanced Fund (Class 1) Columbia Management Investment Advisers, LLC	0.74%[1]	(16.65%)	5.50%	8.10%
Seeks to provide shareholders with total return.	Columbia Variable Portfolio - Commodity Strategy Fund (Class 1) Columbia Management Investment Advisers, LLC	0.75%	19.09%	7.70%	-
Seeks total return, consisting of long-term capital appreciation and current income.	Columbia Variable Portfolio - Contrarian Core Fund (Class 1) Columbia Management Investment Advisers, LLC	0.68%[1]	(18.65%)	8.44%	12.12%
Seeks to provide shareholders with capital appreciation.	Columbia Variable Portfolio - Disciplined Core Fund (Class 1) Columbia Management Investment Advisers, LLC	0.67%	(18.72%)	8.17%	11.98%
Seeks to provide shareholders with a high level of current income and, as a secondary objective, steady growth of capital.	Columbia Variable Portfolio - Dividend Opportunity Fund (Class 1) Columbia Management Investment Advisers, LLC	0.73%[1]	(1.11%)	8.10%	10.06%
Non-diversified fund that seeks to provide shareholders with high total return through current income and, secondarily, through capital appreciation.	Columbia Variable Portfolio - Emerging Markets Bond Fund (Class 1) Columbia Management Investment Advisers, LLC	0.75%	(16.03%)	(1.63%)	0.67%
Seeks to provide shareholders with long-term capital growth.	Columbia Variable Portfolio - Emerging Markets Fund (Class 1) Columbia Management Investment Advisers, LLC	1.09%[1]	(32.90%)	(3.03%)	1.55%
Seeks to provide shareholders with maximum current income consistent with liquidity and stability of principal.	Columbia Variable Portfolio - Government Money Market Fund (Class 1) Columbia Management Investment Advisers, LLC	0.34%[1]	1.22%	0.99%	0.54%

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 63

Investment Objective	Fund and Adviser/Sub-Adviser	Current Expenses Ratio [NET]	Average Annual Total Returns (as of 12/31/2022)
			1 Year	5 Year	10 Year
Seeks to provide shareholders with high current income as its primary objective and, as its secondary objective, capital growth.	Columbia Variable Portfolio - High Yield Bond Fund (Class 1) Columbia Management Investment Advisers, LLC	0.64%[1]	(10.54%)	2.42%	3.89%
Seeks to provide shareholders with a high total return through current income and capital appreciation.	Columbia Variable Portfolio - Income Opportunities Fund (Class 1) Columbia Management Investment Advisers, LLC	0.64%[1]	(10.01%)	2.22%	3.63%
Seeks to provide shareholders with a high level of current income while attempting to conserve the value of the investment for the longest period of time.	Columbia Variable Portfolio - Intermediate Bond Fund (Class 1) Columbia Management Investment Advisers, LLC	0.50%	(17.06%)	0.43%	1.39%
Seeks to provide shareholders with long-term capital growth.	Columbia Variable Portfolio - Large Cap Growth Fund (Class 1) Columbia Management Investment Advisers, LLC	0.70%[1]	(31.38%)	9.21%	12.60%
Seeks to provide shareholders with long-term capital appreciation.	Columbia Variable Portfolio - Large Cap Index Fund (Class 1) Columbia Management Investment Advisers, LLC	0.25%	(18.34%)	9.12%	12.22%
Seeks to provide shareholders with a level of current income consistent with preservation of capital.	Columbia Variable Portfolio - Limited Duration Credit Fund (Class 1) Columbia Management Investment Advisers, LLC	0.41%[1]	(6.08%)	1.31%	1.38%
Seeks total return, consisting of current income and capital appreciation.	Columbia Variable Portfolio - Long Government/Credit Bond Fund (Class 1) Columbia Management Investment Advisers, LLC	0.49%[1]	(27.55%)	(1.35%)	-
Seeks to provide shareholders with capital appreciation.	Columbia Variable Portfolio - Overseas Core Fund (Class 1) Columbia Management Investment Advisers, LLC	0.79%	(14.68%)	1.38%	4.22%
Seeks to provide shareholders with long-term growth of capital.	Columbia Variable Portfolio - Select Large Cap Value Fund (Class 1) Columbia Management Investment Advisers, LLC	0.69%	(1.84%)	8.11%	12.11%
Seeks to provide shareholders with growth of capital.	Columbia Variable Portfolio - Select Mid Cap Growth Fund (Class 1) Columbia Management Investment Advisers, LLC	0.82%[1]	(30.84%)	7.05%	10.16%
Seeks to provide shareholders with long-term growth of capital.	Columbia Variable Portfolio - Select Mid Cap Value Fund (Class 1) Columbia Management Investment Advisers, LLC	0.82%[1]	(9.44%)	8.01%	10.86%

64 RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus

Investment Objective	Fund and Adviser/Sub-Adviser	Current Expenses Ratio [NET]	Average Annual Total Returns (as of 12/31/2022)
			1 Year	5 Year	10 Year
Seeks to provide shareholders with long-term capital growth.	Columbia Variable Portfolio - Select Small Cap Value Fund (Class 1) Columbia Management Investment Advisers, LLC	0.85%[1]	(14.71%)	4.65%	9.39%
Seeks to provide shareholders with long-term capital appreciation.	Columbia Variable Portfolio - Seligman Global Technology Fund (Class 1) Columbia Management Investment Advisers, LLC	0.96%[1]	(31.72%)	14.63%	18.70%
Seeks total return, consisting of current income and capital appreciation.	Columbia Variable Portfolio - Strategic Income Fund (Class 1) Columbia Management Investment Advisers, LLC	0.68%[1]	(11.37%)	1.22%	2.36%
Seeks to provide shareholders with current income as its primary objective and, as its secondary objective, preservation of capital.	Columbia Variable Portfolio - U.S. Government Mortgage Fund (Class 1) Columbia Management Investment Advisers, LLC	0.45%	(14.14%)	(0.57%)	0.83%
Seeks to provide shareholders with a high level of current income.	CTIVP® - American Century Diversified Bond Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; American Century Investment Management, Inc., subadviser.	0.50%	(15.29%)	0.06%	1.22%
Non-diversified fund that seeks to provide shareholders with total return that exceeds the rate of inflation over the long term.	CTIVP® - BlackRock Global Inflation-Protected Securities Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; BlackRock Financial Management, Inc., subadviser; BlackRock International Limited, sub-subadviser.	0.60%[1]	(17.51%)	0.29%	1.38%
Seeks to provide shareholders with current income and capital appreciation.	CTIVP® - CenterSquare Real Estate Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; CenterSquare Investment Management LLC, subadviser.	0.80%	(24.12%)	4.03%	4.70%
Seeks to provide shareholders with long-term capital growth.	CTIVP® - MFS® Value Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; Massachusetts Financial Services Company, subadviser.	0.62%[1]	(6.10%)	7.34%	11.02%
Seeks to provide shareholders with long-term capital growth.	CTIVP® - Morgan Stanley Advantage Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; Morgan Stanley Investment Management Inc., subadviser.	0.70%	(41.07%)	5.40%	10.36%
Seeks to provide shareholders with long-term capital growth.	CTIVP® - Principal Blue Chip Growth Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; Principal Global Investors, LLC, subadviser.	0.70%	(28.01%)	7.69%	12.65%

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 65

Investment Objective	Fund and Adviser/Sub-Adviser	Current Expenses Ratio [NET]	Average Annual Total Returns (as of 12/31/2022)
			1 Year	5 Year	10 Year
Seeks to provide shareholders with long-term growth of capital and income.	CTIVP® - T. Rowe Price Large Cap Value Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; T. Rowe Price Associates, Inc., subadviser.	0.69%	(4.96%)	7.02%	9.19%
Seeks to provide shareholders with total return through current income and capital appreciation.	CTIVP® - TCW Core Plus Bond Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; TCW Investment Management Company LLC, subadviser.	0.49%	(14.19%)	0.15%	0.95%
Seeks to provide shareholders with long-term growth of capital.	CTIVP® - Victory Sycamore Established Value Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; Victory Capital Management Inc., subadviser.	0.81%	(2.75%)	9.85%	13.10%
Seeks to provide shareholders with long-term capital growth.	CTIVP® - Westfield Mid Cap Growth Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; Westfield Capital Management Company, L.P., subadviser.	0.82%[1]	(25.60%)	8.74%	10.19%
Seeks capital appreciation.	DWS Alternative Asset Allocation VIP, Class A2 DWS Investment Management Americas Inc., adviser; RREEF America L.L.C., subadvisor.	0.83%	(7.42%)	2.83%	2.44%
Seeks long-term capital appreciation.	Fidelity® VIP Contrafund® Portfolio Initial Class Fidelity Management & Research Company (the Adviser) is the fund’s manager. Fidelity Management & Research Company (UK) Limited, Fidelity Management & Research Company (Hong Kong) Limited, Fidelity Management & Research Company (Japan) Limited, subadvisers.	0.60%	(26.31%)	8.66%	11.43%
Seeks long-term growth of capital.	Fidelity® VIP Mid Cap Portfolio Initial Class Fidelity Management & Research Company (the Adviser) is the fund’s manager. Fidelity Management & Research Company (UK) Limited, Fidelity Management & Research Company (Hong Kong) Limited, Fidelity Management & Research Company (Japan) Limited, subadvisers.	0.61%	(14.74%)	5.95%	9.96%
Seeks a high level of current income and may also seek capital appreciation.	Fidelity® VIP Strategic Income Portfolio Initial Class Fidelity Management & Research Company (the Adviser) is the fund’s manager. Fidelity Management & Research Company (UK) Limited, Fidelity Management & Research Company (Hong Kong) Limited, Fidelity Management & Research Company (Japan) Limited, FIL Investment Advisers, FIL Investment Advisers (UK) Limited and FIL Investments (Japan) Limited, subadvisers.	0.67%	(11.26%)	1.35%	2.46%

66 RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus

Investment Objective	Fund and Adviser/Sub-Adviser	Current Expenses Ratio [NET]	Average Annual Total Returns (as of 12/31/2022)
			1 Year	5 Year	10 Year
Seeks to maximize income while maintaining prospects for capital appreciation. Under normal market conditions, the fund invests in a diversified portfolio of equity and debt securities.	Franklin Income VIP Fund - Class 1 Franklin Advisers, Inc.	0.46%	(5.24%)	4.56%	5.78%
Seeks capital appreciation, with income as a secondary goal. Under normal market conditions, the fund invests primarily in U.S. and foreign equity securities that the investment manager believes are undervalued.	Franklin Mutual Shares VIP Fund - Class 1 Franklin Mutual Advisers, LLC	0.69%	(7.15%)	3.42%	7.00%
Seeks long-term total return. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small capitalization companies.	Franklin Small Cap Value VIP Fund - Class 1 Franklin Mutual Advisers, LLC	0.66%[1]	(9.82%)	5.74%	9.36%
Seeks total return with a low to moderate correlation to traditional financial market indices.	Invesco V.I. Balanced-Risk Allocation Fund, Series I Shares Invesco Advisers, Inc.	0.88%[1]	(14.35%)	2.19%	3.54%
Seeks capital appreciation.	Invesco V.I. Global Fund, Series I Shares Invesco Advisers, Inc.	0.81%	(31.77%)	2.85%	7.86%
Seeks total return.	Invesco V.I. Global Strategic Income Fund, Series I Shares Invesco Advisers, Inc.	0.91%[1]	(11.46%)	(1.30%)	0.63%
Seeks capital appreciation.	Invesco V.I. Main Street Small Cap Fund®, Series I Shares Invesco Advisers, Inc.	0.87%	(15.83%)	7.01%	10.88%
Seeks long-term growth of capital.	Invesco V.I. Technology Fund, Series I Shares Invesco Advisers, Inc.	0.98%	(39.95%)	6.31%	10.46%
Seeks long-term capital growth, consistent with preservation of capital and balanced by current income.	Janus Henderson Balanced Portfolio: Institutional Shares Janus Henderson Investors US LLC	0.62%	(16.40%)	6.69%	8.43%
Seeks to obtain maximum total return, consistent with preservation of capital.	Janus Henderson Flexible Bond Portfolio: Institutional Shares Janus Henderson Investors US LLC	0.57%[1]	(13.66%)	0.50%	1.35%

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 67

Investment Objective	Fund and Adviser/Sub-Adviser	Current Expenses Ratio [NET]	Average Annual Total Returns (as of 12/31/2022)
			1 Year	5 Year	10 Year
Seeks long-term growth of capital.	Janus Henderson Research Portfolio: Institutional Shares Janus Henderson Investors US LLC	0.56%	(29.89%)	8.17%	11.44%
Seeks long-term capital appreciation.	Lazard Retirement Global Dynamic Multi-Asset Portfolio - Investor Shares[3] Lazard Asset Management, LLC	0.90%[1]	(17.28%)	-	-
Seeks total return.	MFS® Utilities Series - Initial Class Massachusetts Financial Services Company	0.78%[1]	0.76%	9.00%	8.63%
The Fund seeks long-term capital growth by investing primarily in common stocks and other equity securities.	Morgan Stanley VIF Discovery Portfolio, Class I Shares Morgan Stanley Investment Management Inc.	0.95%[1]	(62.96%)	5.20%	7.96%
Seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund's environmental, social and governance (ESG) criteria.	Neuberger Berman AMT Sustainable Equity Portfolio (Class I) Neuberger Berman Investment Advisers LLC	0.93%	(18.45%)	7.40%	10.89%
Seeks maximum real return, consistent with preservation of real capital and prudent investment management.	PIMCO VIT All Asset Portfolio, Institutional Class[2] Pacific Investment Management Company LLC	1.39%[1]	(11.66%)	3.37%	3.41%
Seeks maximum total return, consistent with preservation of capital and prudent investment management.	PIMCO VIT Total Return Portfolio, Institutional Class Pacific Investment Management Company LLC (PIMCO)	0.52%	(14.17%)	(0.03%)	1.07%
Seeks to provide shareholders with long-term capital appreciation.	Putnam VT Global Health Care Fund - Class IA Shares Putnam Investment Management, LLC. Though the investment advisor has retained the services of both Putnam Investments Limited (PIL) and the Putnam Advisory Company, LLC (PAC), PIL and PAC do not currently manage any assets of the fund.	0.76%	(4.44%)	11.66%	13.35%
Seeks high current income, consistent with preservation of capital, with capital appreciation as a secondary consideration. Under normal market conditions, the fund invests at least 80% of its net assets in debt securities of any maturity.	Templeton Global Bond VIP Fund - Class 1 Franklin Advisers, Inc.	0.52%[1]	(4.85%)	(2.08%)	(0.54%)

68 RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus

Investment Objective	Fund and Adviser/Sub-Adviser	Current Expenses Ratio [NET]	Average Annual Total Returns (as of 12/31/2022)
			1 Year	5 Year	10 Year
Seeks to provide a high level of total return that is consistent with an aggressive level of risk.	Variable Portfolio - Aggressive Portfolio (Class 1)[2] Columbia Management Investment Advisers, LLC	0.79%	(17.99%)	4.09%	6.88%
Seeks to provide a high level of total return that is consistent with a conservative level of risk.	Variable Portfolio - Conservative Portfolio (Class 1)[2] Columbia Management Investment Advisers, LLC	0.62%[1]	(15.26%)	0.61%	2.09%
Pursues total return while seeking to manage the Fund's exposure to equity market volatility.	Variable Portfolio - Managed Volatility Conservative Fund (Class 1)[2,3] Columbia Management Investment Advisers, LLC	0.70%	(15.75%)	0.53%	-
Pursues total return while seeking to manage the Fund's exposure to equity market volatility.	Variable Portfolio - Managed Volatility Conservative Growth Fund (Class 1)[2,3] Columbia Management Investment Advisers, LLC	0.72%	(16.88%)	1.02%	-
Pursues total return while seeking to manage the Fund's exposure to equity market volatility.	Variable Portfolio - Managed Volatility Growth Fund (Class 1)[2,3] Columbia Management Investment Advisers, LLC	0.77%	(19.22%)	2.04%	-
Pursues total return while seeking to manage the Fund's exposure to equity market volatility.	Variable Portfolio - Managed Volatility Moderate Growth Fund (Class 1)[2,3] Columbia Management Investment Advisers, LLC	0.73%	(17.94%)	1.64%	4.13%
Seeks to provide a high level of total return that is consistent with a moderate level of risk.	Variable Portfolio - Moderate Portfolio (Class 1)[2] Columbia Management Investment Advisers, LLC	0.71%	(16.42%)	2.58%	4.58%
Seeks to provide a high level of total return that is consistent with a moderately aggressive level of risk.	Variable Portfolio - Moderately Aggressive Portfolio (Class 1)[2] Columbia Management Investment Advisers, LLC	0.74%	(17.38%)	3.29%	5.71%
Seeks to provide a high level of total return that is consistent with a moderately conservative level of risk.	Variable Portfolio - Moderately Conservative Portfolio (Class 1)[2] Columbia Management Investment Advisers, LLC	0.67%	(15.93%)	1.59%	3.32%
Seeks to provide shareholders with a high level of current income while conserving the value of the investment for the longest period of time.	Variable Portfolio - Partners Core Bond Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; J.P. Morgan Investment Management Inc. and Allspring Global Investments, LLC, subadvisers.	0.47%	(13.29%)	0.12%	1.05%

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 69

Investment Objective	Fund and Adviser/Sub-Adviser	Current Expenses Ratio [NET]	Average Annual Total Returns (as of 12/31/2022)
			1 Year	5 Year	10 Year
Seeks to provide shareholders with long-term capital growth.	Variable Portfolio - Partners Core Equity Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; J.P. Morgan Investment Management Inc. and T. Rowe Price Associates, Inc., subadvisers.	0.68%	(17.35%)	7.84%	10.80%
Seeks to provide shareholders with long-term growth of capital.	Variable Portfolio - Partners International Core Equity Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; Schroder Investment Management North America Inc., subadviser; Schroder Investment Management North America Limited, sub-subadviser.	0.82%	(19.51%)	0.14%	3.03%
Seeks to provide shareholders with long-term capital growth.	Variable Portfolio - Partners International Growth Fund (Class 1) Columbia Management Investment Advisers LLC, adviser; William Blair Investment Management, LLC and Walter Scott & Partners Limited, subadvisers.	0.85%[1]	(26.69%)	0.42%	3.85%
Seeks to provide shareholders with long-term capital growth.	Variable Portfolio - Partners International Value Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; Pzena Investment Management, LLC and Thompson, Siegel & Walmsley LLC, subadvisers.	0.84%[1]	(11.46%)	(2.22%)	2.25%
Seeks to provide shareholders with long-term capital growth.	Variable Portfolio - Partners Small Cap Growth Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; Scout Investments, Inc. and Allspring Global Investments, LLC, subadvisers.	0.85%[1]	(28.97%)	4.30%	7.58%
Seeks to provide shareholders with long-term capital appreciation.	Variable Portfolio - Partners Small Cap Value Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; Segall Bryant & Hamill, LLC and William Blair Investment Management, LLC, subadvisers.	0.81%[1]	(12.94%)	3.14%	7.01%
Pursues total return while seeking to manage the Fund's exposure to equity market volatility.	Variable Portfolio - U.S. Flexible Conservative Growth Fund (Class 1)[2,3] Columbia Management Investment Advisers, LLC	0.69%	(16.54%)	1.40%	-
Pursues total return while seeking to manage the Fund's exposure to equity market volatility.	Variable Portfolio - U.S. Flexible Growth Fund (Class 1)[2,3] Columbia Management Investment Advisers, LLC	0.68%	(18.54%)	2.79%	-
Pursues total return while seeking to manage the Fund's exposure to equity market volatility.	Variable Portfolio - U.S. Flexible Moderate Growth Fund (Class 1)[2,3] Columbia Management Investment Advisers, LLC	0.68%	(17.36%)	2.17%	-

70 RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus

Investment Objective	Fund and Adviser/Sub-Adviser	Current Expenses Ratio [NET]	Average Annual Total Returns (as of 12/31/2022)
			1 Year	5 Year	10 Year
Seeks to maximize total return.	Western Asset Variable Global High Yield Bond Portfolio - Class I Legg Mason Partners Fund Adviser, LLC; Western Asset Management Company, LLC, Western Asset Management Company Limited & Western Asset Management Pte. Ltd., sub-advisors.	0.79%	(13.72%)	0.61%	2.51%
1
This Fund and its investment adviser and/or affiliates have entered into a temporary expense reimbursement arrangement and/or fee waiver. The Fund’s annual expenses reflect temporary fee reductions. Please see the Fund’s prospectus for additional information.
2
This Fund is a fund of funds and invests substantially all of its assets in other underlying funds. Because the Fund invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including management fees.
3
This Fund is managed in a way that is intended to minimize volatility of returns. See “Principal Risks of Investing in the Contract.”

RiverSource Survivorship Variable Universal Life Insurance New York — Prospectus 71

Additional information about RiverSource of New York Account 8 (Registrant) is included in the SAI. The SAI is available, without charge, upon request. To request the SAI, to obtain information about your policy or for other investor inquiries, contact your sales representative or RiverSource Life Insurance Co. of New York at the telephone number and address listed below. The SAI dated the same date as this prospectus is incorporated by reference into this prospectus.
Reports and other information about the Registrant are available on the SEC’s Internet site at http:// www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.
Investment Company Act File # 811-5213
EDGAR Contract Identifier C000233266
RiverSource Distributors, Inc. (Distributor), Member FINRA. Issued by RiverSource Life Insurance Co. of New York, Albany, New York. Affiliated with Ameriprise Financial Services, LLC.
© 2008-2023 RiverSource Life Insurance Company. All rights reserved.

RiverSource Life Insurance Co. of New York
70500 Ameriprise Financial Center
Minneapolis, MN 55474
1-800-541-2251
PRO9114_12_B01_(5/23)

PART B: STATEMENT OF ADDITIONAL INFORMATION

STATEMENT OF ADDITIONAL INFORMATION

FOR

RIVERSOURCE® VARIABLE UNIVERSAL LIFE 6 INSURANCE (VUL 6 – NY)

RIVERSOURCE® SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE (SVUL – NY)

May 1, 2023

Issued by:	RiverSource Life Insurance Co. of New York

20 Madison Avenue Extension

Albany, NY 12203

Telephone: 1-800-541-2251

(Home Office)

Website address: riversource.com/lifeinsurance

RiverSource of New York Account 8

RiverSource of New York Account 8 is a separate account of RiverSource Life Insurance Co. of New York (RiverSource Life of NY). This Statement of Additional Information (SAI) is not a prospectus. It should be read together with the prospectus dated the same date as this SAI, which may be obtained by writing or calling us at the address and telephone number above.

SAI9020_12_B01_(05/23)

2	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Information about RiverSource Life of NY

We are a stock life insurance company organized in 1972 under the laws of the state of New York and are located at 20 Madison Avenue Extension, Albany, NY 12203. Our mailing address is: 70500 Ameriprise Financial Center, Minneapolis, MN 55474.

We conduct a conventional life insurance business in the state of New York. Our primary products currently include fixed and variable annuity contracts and life insurance policies.

OWNERSHIP

RiverSource Life of NY, a New York corporation is a wholly-owned subsidiary of RiverSource Life Insurance Company, a Minnesota Corporation which is a wholly-owned subsidiary of Ameriprise Financial, Inc. (Ameriprise Financial). The Ameriprise Financial family of companies offers not only insurance and annuities, but also mutual funds, investment certificates and a broad range of financial management services.

STATE REGULATION

We are subject to the laws of New York governing insurance companies and to regulation by the New York State Department of Financial Services (the Department). We file an annual statement in a prescribed form with the Department. Our books and accounts are subject to review by the Department at all times and a full examination of our operations is conducted periodically.

REPORTS

At least once a year we will mail to you, at your last known address of record, a report containing all information required by law or regulation, including a statement showing the current policy value.

RATING AGENCIES

Generally, RiverSource Life of NY does not receive individual ratings from rating agencies but receives the same ratings as its parent, RiverSource Life Insurance Company. Rating agencies evaluate the creditworthiness and claims-paying ability of insurance companies on a number of different factors. These ratings reflect each agency’s estimation of our ability to meet our contractual obligations such as paying death benefits and other distributions. As such, the ratings relate to our fixed account and not to the subaccounts. This information generally does not relate to the management or performance of the subaccounts.

For detailed information on the agency rating given to us, see “Investor Relations — Financial Information — Credit Ratings” on our website at ameriprise.com or contact your sales representative. You also may view our current ratings by visiting the agency websites directly at:

A.M. Best	www.ambest.com

Moody’s	www.moodys.com

Standard & Poor’s	www.standardandpoors.com

A.M. Best — Rates insurance companies for their financial strength.

Moody’s — Rates insurance companies for their financial strength.

Standard & Poor’s — Rates insurance companies for their financial strength.

The Variable Account

We established RiverSource of New York Account 8 (the “Variable Account”) on Sept. 12, 1985, under New York law. It is registered as a single unit investment trust under the Investment Company Act of 1940. This registration does not involve any SEC supervision of the Variable Account’s management or investment practices or policies.

The Variable Account meets the definition of a separate account under federal securities laws. Other variable life insurance policies that are not described in this statement of additional information also invest in subaccounts of the Variable Account.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	3

Principal Underwriter

RiverSource Distributors, Inc. (RiverSource Distributors), our affiliate, serves as principal underwriter for the policy, which is offered on a continuous basis. Its offices are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474. RiverSource Distributors is registered with the Securities and Exchange Commission under the Securities Act of 1934 as a broker dealer and is a member of the Financial Industry Regulatory Authority (FINRA). The policies are offered to the public through certain securities broker-dealers that have entered into sales agreements with us and RiverSource Distributors and whose personnel are legally authorized to sell life insurance products. RiverSource Distributors is a wholly-owned subsidiary of Ameriprise Financial, Inc.

The aggregate dollar amount of underwriting commissions paid to RiverSource Distributors by RiverSource Life of NY for the variable accounts in 2022 was $20,929,617, in 2021 was $27,017,299 and in 2020 was $24,231,296. RiverSource Distributors retains no underwriting commissions from the sale of the policy.

Non-Principal Risks of Investing in the Policy

Fund of Funds Risk. Funds that are “funds of funds” (or “feeder funds”) invest substantially all of their assets in other funds and will therefore bear a pro-rata share of fees and expenses incurred by both funds. This will reduce your investment return.

Money Market Fund Sub-Account Delay of Payment Risk. If, pursuant to SEC rules, a Fund that is a money market fund suspends payment of redemption proceeds in connection with a liquidation of such Fund, we will delay payment of any transfer, partial withdrawal, full surrender, or death benefit from the corresponding Subaccount until the Fund is liquidated.

Mixed and Shared Funding Risk. Fund shares may be sold to our insurance company affiliates or other unaffiliated insurance companies to serve as an underlying investment for variable annuity contracts and variable life insurance policies, pursuant to a practice known as mixed and shared funding. As a result, there is a possibility that a material conflict may arise between the interests of Owners, and other Owner’s investing in these Funds. If a material conflict arises, we will consider what action may be appropriate, including removing the Fund from the Variable Account or replacing the Fund with another underlying Fund.

LIMITATIONS ON USE OF THE POLICY

If mandated by applicable law, including, but not limited to, federal anti-money laundering laws, we may be required to reject a premium payment. We may also be required to block an Owner’s access to Policy Values or to satisfy other statutory obligations. Under these circumstances we may refuse to implement requests for transfers, surrenders or death benefits until instructions are received from the appropriate government authority or a court of competent jurisdiction.

BUSINESS CONTINUITY/DISASTER RECOVERY

Disruptive events, including natural or man-made disasters and public health crises may adversely affect our ability to conduct business, including if our employees or the employees of intermediaries or service providers are unable to perform their responsibilities as a result of any such event. Such disruptions to our business operations could interfere with processing of transactions (including the issuance of policies). Also, disruptions may interfere with our ability to receive, pick up and process mail and messages, impact our ability to calculate values, or cause other operational or system issues. Furthermore, these disruptions may persist even if our employees or the employees of intermediaries or service providers are able to work remotely. These events may also impact the issuers of securities in which the Funds invest, which may cause the Funds to lose value. There can be no assurance that RiverSource Life, the Funds or our service providers will avoid losses affecting your policy due to a disaster or other catastrophe.

4	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Services

Our Service Center performs certain administrative services on the contracts and policies we issue. The address and telephone number of our Service Center are listed on the first page of the prospectus.

We also have entered into agreements with certain entities to provide the identified services in connection with the contracts and policies we issue. The entities engaged by RiverSource Life of NY may change over time. Entities that provided a significant amount of services to RiverSource Life of NY, the compensation paid, and the basis for remuneration are listed below. Ameriprise Financial, Inc. and RiverSource Life Insurance Company are affiliated with RiverSource Life of NY.

Name of Service Provider	Services Provided	Principal Business Address	Basis for Remuneration
Ameriprise Financial, Inc. (“AFI”)	Business affairs management and administrative support related to new business and servicing of existing contracts and policies	707 Second Avenue South Minneapolis, MN 55402 USA	Expense allocation based primarily on policies in force, secondarily on policies issued or cash sales (for acquisition expenses)

RiverSource Life Insurance Company	Business affairs management and administrative support related to new business and servicing of existing contracts and policies	707 Second Avenue South Minneapolis, MN 55402 USA	Expense allocation based primarily on policies in force, secondarily on policies issued or cash sales (for acquisition expenses)

The aggregate dollar amount paid to AFI by RiverSource Life of NY for the services provided in 2022 was $945,315, in 2021 was $1,036,749 and in 2020 was $1,057,563.

The aggregate dollar amount paid to RiverSource Life Insurance Company by RiverSource Life of NY for the services provided in 2022 was $6,710,395, in 2021 was $5,714,585 and in 2020 was $6,125,075.

Custodian

RiverSource Life of NY is the custodian of the assets of RiverSource of New York Account 8. RiverSource Life of NY holds these assets for safekeeping, maintains records and accounts relating to the variable account including purchase and redemption transactions, and is responsible for administration of the policies. RiverSource Life of NY’s principal offices are located at 20 Madison Avenue Extension, Albany, NY 12203.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	5

Additional Information about the Operation of the Policies

ADDITIONAL INFORMATION ON PAYMENT OPTIONS FOR VUL 6 – NY and SVUL – NY

VUL 6 – NY/SVUL – NY

Option B — Payments for a specified period: We will make fixed monthly payments for any number of years you specify. Here are examples of monthly payments for each $1,000 placed under this option:

Payment Period (Years)	Monthly Payment per $1,000 Placed Under Option B
10	$8.44

15	5.66

20	4.27

25	3.44

30	2.88

We will furnish monthly amounts for other payment periods at your request, without charge.

Option C — Lifetime income: We will base the amount of each monthly payment per $1,000 placed under this option on the table of settlement rates in effect at the time of the first payment. The amount depends on the sex and age of the payee on that date.

Option C Table

		Life Income per $1,000 with Payments Guaranteed for

Age Payee	Beginning in Year	5 Year		10 Years		15 Years
		Male	Female	Male	Female	Male	Female
65	2025	$3.60	$3.21	$3.55	$3.19	$3.44	$3.14

	2030	3.53	3.16	3.48	3.14	3.39	3.09

	2035	3.46	3.10	3.42	3.08	3.34	3.05

	2040	3.40	3.05	3.37	3.04	3.29	3.00

	2045	3.35	3.01	3.31	2.99	3.24	2.96

70	2025	4.34	3.84	4.21	3.79	3.99	3.67

	2030	4.25	3.77	4.13	3.72	3.92	3.61

	2035	4.16	3.69	4.05	3.65	3.87	3.55

	2040	4.08	3.63	3.98	3.59	3.81	3.50

	2045	4.00	3.56	3.91	3.53	3.75	3.45

75	2025	5.33	4.74	5.03	4.58	4.57	4.30

	2030	5.20	4.63	4.93	4.49	4.51	4.23

	2035	5.08	4.53	4.84	4.40	4.45	4.17

	2040	4.97	4.43	4.75	4.32	4.39	4.11

	2045	4.87	4.34	4.67	4.24	4.34	4.05

85	2025	8.40	7.77	6.98	6.70	5.52	5.44

	2030	8.20	7.57	6.90	6.60	5.50	5.41

	2035	8.02	7.37	6.81	6.50	5.47	5.38

	2040	7.84	7.19	6.72	6.40	5.45	5.36

	2045	7.67	7.03	6.64	6.30	5.43	5.33

The table above is based on the “Annuity 2000 Mortality Table” with 100% Projection Scale G at 0.50% annual effective interest rate. Settlement rates for any combination of year, age and sex not shown above will be calculated on the same basis as those rates shown in the table above. We will furnish such rates upon request.

6	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Independent Registered Public Accounting Firm

The financial statements of RiverSource Life Insurance Co. of New York as of December 31, 2022 and December 31, 2021 and for each of the three years in the period ended December 31, 2022 and the financial statements of each of the divisions of RiverSource of New York Account 8 as of December 31, 2022 and for the period then ended and the statement of changes in net assets for the period ended December 31, 2021 included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP provides accounting and auditing services to RiverSource Life of NY and the variable account. PricewaterhouseCoopers LLP’s principal business address is 45 South Seventh Street, Suite 3400, Minneapolis, MN 55402.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS OF RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK

AND THE POLICY OWNERS OF RIVERSOURCE OF NEW YORK ACCOUNT 8

Opinions on the Financial Statements

We have audited the accompanying statements of assets and liabilities of each of the divisions of RiverSource of New York Account 8, as indicated in Note 1, sponsored by RiverSource Life Insurance Co. of New York as of December 31, 2022, and the related statements of operations and of changes in net assets for each of the periods indicated in Note 1, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the divisions of RiverSource of New York Account 8 as of December 31, 2022, and the results of each of their operations and the changes in each of their net assets for each of the periods indicated in Note 1, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinions

These financial statements are the responsibility of the RiverSource Life Insurance Co. of New York management. Our responsibility is to express an opinion on the financial statements of each of the divisions of the RiverSource of New York Account 8 based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to each of the divisions of the RiverSource of New York Account 8 in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2022 by correspondence with the transfer agents of the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota

April 20, 2023

We have served as the auditor of one or more of the divisions of RiverSource of New York Account 8 since 2010.

8	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Assets and Liabilities

December 31, 2022	AB VPS Dyn Asset Alloc, Cl B	AB VPS Gro & Inc, Cl B	AB VPS Intl Val, Cl B	AB VPS Lg Cap Gro, Cl A	AB VPS Lg Cap Gro, Cl B
Assets
Investments, at fair value(1),(2)	$427	$2,530,737	$2,447,319	$172,948	$1,722,770
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	—	—	58	—	1,631
Receivable for share redemptions	—	3,806	2,298	—	488
Total assets	427	2,534,543	2,449,675	172,948	1,724,889

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	—	936	942	—	476
Contract terminations	—	2,870	1,356	—	12
Payable for investments purchased	—	—	58	—	1,631
Total liabilities	—	3,806	2,356	—	2,119
Net assets applicable to Variable Life contracts in accumulation period	—	2,530,599	2,447,229	172,948	1,722,533
Net assets applicable to seed money	427	138	90	—	237
Total net assets	$427	$2,530,737	$2,447,319	$172,948	$1,722,770
(1) Investment shares	54	89,236	189,715	2,936	32,231
(2) Investments, at cost	$590	$2,584,143	$2,681,863	$217,625	$1,953,670

December 31, 2022 (continued)	Allspg VT Index Asset Alloc, Cl 2	Allspg VT Intl Eq, Cl 2	Allspg VT Opp, Cl 1	Allspg VT Opp, Cl 2	Allspg VT Sm Cap Gro, Cl 1
Assets
Investments, at fair value(1),(2)	$494,712	$925,493	$11,799	$1,192,460	$157,353
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	10	75	—	3,159	29
Receivable for share redemptions	167	1,323	—	384	—
Total assets	494,889	926,891	11,799	1,196,003	157,382

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	167	482	—	384	—
Contract terminations	—	841	—	—	—
Payable for investments purchased	10	75	—	3,159	29
Total liabilities	177	1,398	—	3,543	29
Net assets applicable to Variable Life contracts in accumulation period	494,543	925,405	11,799	1,192,353	157,353
Net assets applicable to seed money	169	88	—	107	—
Total net assets	$494,712	$925,493	$11,799	$1,192,460	$157,353
(1) Investment shares	29,695	538,077	531	53,426	19,571
(2) Investments, at cost	$582,948	$1,509,406	$14,053	$1,352,867	$209,979

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	9

Statement of Assets and Liabilities

December 31, 2022 (continued)	Allspg VT Sm Cap Gro, Cl 2	ALPS Alerian Engy Infr, Class I	ALPS Alerian Engy Infr, Class III	AC VP Intl, Cl I	AC VP Intl, Cl II
Assets
Investments, at fair value(1),(2)	$1,211,455	$22,833	$504,417	$665,073	$700,794
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	891	—	—	31	—
Receivable for share redemptions	327	232	241	386	1,874
Total assets	1,212,673	23,065	504,658	665,490	702,668

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	327	—	241	378	231
Contract terminations	—	232	—	8	1,643
Payable for investments purchased	891	—	—	31	—
Total liabilities	1,218	232	241	417	1,874
Net assets applicable to Variable Life contracts in accumulation period	1,211,378	22,833	504,274	665,073	700,632
Net assets applicable to seed money	77	—	143	—	162
Total net assets	$1,211,455	$22,833	$504,417	$665,073	$700,794
(1) Investment shares	160,458	2,302	50,951	69,787	73,690
(2) Investments, at cost	$1,644,982	$22,953	$429,211	$673,665	$818,891

December 31, 2022 (continued)	AC VP Val, Cl I	AC VP Val, Cl II	BlackRock Global Alloc, Cl I	BlackRock Global Alloc, Cl III	Calvert VP EAFE Intl Index, Cl F
Assets
Investments, at fair value(1),(2)	$3,972,969	$2,447,707	$119,051	$423,182	$337
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	197	25	—	—	—
Receivable for share redemptions	2,769	3,371	—	178	—
Total assets	3,975,935	2,451,103	119,051	423,360	337

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	2,221	779	—	178	—
Contract terminations	548	2,592	—	—	—
Payable for investments purchased	197	25	—	—	—
Total liabilities	2,966	3,396	—	178	—
Net assets applicable to Variable Life contracts in accumulation period	3,972,969	2,447,544	119,051	423,083	—
Net assets applicable to seed money	—	163	—	99	337
Total net assets	$3,972,969	$2,447,707	$119,051	$423,182	$337
(1) Investment shares	319,114	196,445	8,060	35,651	4
(2) Investments, at cost	$2,832,508	$2,059,194	$146,767	$519,805	$362

See accompanying notes to financial statements.

10	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Assets and Liabilities

December 31, 2022 (continued)	Calvert VP EAFE Intl Index, Cl I	Calvert VP Nasdaq 100 Index, Cl F	Calvert VP Nasdaq 100 Index, Cl I	Calv VP Russ 2000 Sm Cap Ind, Cl F	Calv VP Russ 2000 Sm Cap Ind, Cl I
Assets
Investments, at fair value(1),(2)	$37,535	$365	$5,397	$319	$319
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	—	—	—	—	—
Receivable for share redemptions	—	—	—	—	—
Total assets	37,535	365	5,397	319	319

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	—	—	—	—	—
Contract terminations	—	—	—	—	—
Payable for investments purchased	—	—	—	—	—
Total liabilities	—	—	—	—	—
Net assets applicable to Variable Life contracts in accumulation period	37,535	—	5,397	—	—
Net assets applicable to seed money	—	365	—	319	319
Total net assets	$37,535	$365	$5,397	$319	$319
(1) Investment shares	449	4	58	5	5
(2) Investments, at cost	$37,490	$472	$6,551	$388	$388

December 31, 2022 (continued)	Calvert VP SRI Bal, Cl I	Col VP Bal, Cl 1	Col VP Bal, Cl 3	Col VP Commodity Strategy, Cl 1	Col VP Commodity Strategy, Cl 2
Assets
Investments, at fair value(1),(2)	$2,393,134	$1,056,000	$15,098,464	$60,421	$36,322
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	290	—	506	—	—
Receivable for share redemptions	1,055	—	9,619	105	—
Total assets	2,394,479	1,056,000	15,108,589	60,526	36,322

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	970	—	9,604	—	—
Contract terminations	85	—	15	105	—
Payable for investments purchased	290	—	506	—	—
Total liabilities	1,345	—	10,125	105	—
Net assets applicable to Variable Life contracts in accumulation period	2,393,055	1,056,000	15,098,307	60,421	36,322
Net assets applicable to seed money	79	—	157	—	—
Total net assets	$2,393,134	$1,056,000	$15,098,464	$60,421	$36,322
(1) Investment shares	1,156,104	30,043	433,739	11,824	7,250
(2) Investments, at cost	$2,778,272	$1,154,326	$8,689,945	$62,516	$37,339

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	11

Statement of Assets and Liabilities

December 31, 2022 (continued)	Col VP Contrarian Core, Cl 1	Col VP Contrarian Core, Cl 2	Col VP Disciplined Core, Cl 1	Col VP Disciplined Core, Cl 2	Col VP Disciplined Core, Cl 3
Assets
Investments, at fair value(1),(2)	$154,841	$126,915	$101,131	$361,814	$25,011,204
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	103	—	—	2,911	5,308
Receivable for share redemptions	—	—	—	—	16,938
Total assets	154,944	126,915	101,131	364,725	25,033,450

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	—	—	—	—	16,938
Contract terminations	—	—	—	—	—
Payable for investments purchased	103	—	—	2,911	5,308
Total liabilities	103	—	—	2,911	22,246
Net assets applicable to Variable Life contracts in accumulation period	154,841	126,915	101,131	361,814	25,010,887
Net assets applicable to seed money	—	—	—	—	317
Total net assets	$154,841	$126,915	$101,131	$361,814	$25,011,204
(1) Investment shares	4,678	3,937	1,404	5,183	352,917
(2) Investments, at cost	$164,432	$100,629	$109,200	$241,186	$8,562,216

December 31, 2022 (continued)	Col VP Divd Opp, Cl 1	Col VP Divd Opp, Cl 2	Col VP Divd Opp, Cl 3	Col VP Emerg Mkts Bond, Cl 1	Col VP Emerg Mkts Bond, Cl 2
Assets
Investments, at fair value(1),(2)	$111,222	$152,192	$12,374,975	$21,364	$20,285
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	—	—	—	—	—
Receivable for share redemptions	—	—	14,247	—	—
Total assets	111,222	152,192	12,389,222	21,364	20,285

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	—	—	5,738	—	—
Contract terminations	—	—	8,509	—	—
Payable for investments purchased	—	—	—	—	—
Total liabilities	—	—	14,247	—	—
Net assets applicable to Variable Life contracts in accumulation period	111,222	152,192	12,374,806	21,364	20,285
Net assets applicable to seed money	—	—	169	—	—
Total net assets	$111,222	$152,192	$12,374,975	$21,364	$20,285
(1) Investment shares	2,979	4,210	336,826	2,841	2,697
(2) Investments, at cost	$103,166	$119,561	$6,592,631	$22,564	$25,139

See accompanying notes to financial statements.

12	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Assets and Liabilities

December 31, 2022 (continued)	Col VP Emer Mkts, Cl 1	Col VP Emer Mkts, Cl 2	Col VP Emer Mkts, Cl 3	Col VP Global Strategic Inc, Cl 2	Col VP Global Strategic Inc, Cl 3
Assets
Investments, at fair value(1),(2)	$168,016	$307,545	$1,880,309	$80,775	$1,185,156
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	—	2,911	301	—	1,702
Receivable for share redemptions	124	—	874	—	514
Total assets	168,140	310,456	1,881,484	80,775	1,187,372

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	—	—	840	—	514
Contract terminations	124	—	34	—	—
Payable for investments purchased	—	2,911	301	—	1,702
Total liabilities	124	2,911	1,175	—	2,216
Net assets applicable to Variable Life contracts in accumulation period	168,016	307,545	1,880,227	80,775	1,185,079
Net assets applicable to seed money	—	—	82	—	77
Total net assets	$168,016	$307,545	$1,880,309	$80,775	$1,185,156
(1) Investment shares	18,668	34,909	210,797	11,203	162,796
(2) Investments, at cost	$257,457	$510,561	$3,070,173	$96,698	$1,537,021

December 31, 2022 (continued)	Col VP Govt Money Mkt, Cl 1	Col VP Govt Money Mkt, Cl 2	Col VP Govt Money Mkt, Cl 3	Col VP Hi Yield Bond, Cl 1	Col VP Hi Yield Bond, Cl 2
Assets
Investments, at fair value(1),(2)	$166,530	$510,275	$2,659,896	$68,352	$282,780
Dividends receivable	16	47	258	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	—	1,456	1,144	333	2,911
Receivable for share redemptions	—	—	1,174	—	—
Total assets	166,546	511,778	2,662,472	68,685	285,691

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	—	—	1,174	—	—
Contract terminations	—	—	—	—	—
Payable for investments purchased	—	1,456	1,144	333	2,911
Total liabilities	—	1,456	2,318	333	2,911
Net assets applicable to Variable Life contracts in accumulation period	166,546	510,322	2,658,076	68,352	282,780
Net assets applicable to seed money	—	—	2,078	—	—
Total net assets	$166,546	$510,322	$2,660,154	$68,352	$282,780
(1) Investment shares	166,530	510,275	2,659,896	11,867	49,698
(2) Investments, at cost	$166,530	$510,274	$2,659,892	$74,829	$325,929

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	13

Statement of Assets and Liabilities

December 31, 2022 (continued)	Col VP Hi Yield Bond, Cl 3	Col VP Inc Opp, Cl 1	Col VP Inc Opp, Cl 2	Col VP Inc Opp, Cl 3	Col VP Inter Bond, Cl 1
Assets
Investments, at fair value(1),(2)	$2,419,410	$18,112	$43,709	$1,014,684	$56,149
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	1,978	—	—	95	297
Receivable for share redemptions	1,069	—	—	453	—
Total assets	2,422,457	18,112	43,709	1,015,232	56,446

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	1,061	—	—	453	—
Contract terminations	8	—	—	—	—
Payable for investments purchased	1,978	—	—	95	297
Total liabilities	3,047	—	—	548	297
Net assets applicable to Variable Life contracts in accumulation period	2,419,333	18,112	43,709	1,014,607	56,149
Net assets applicable to seed money	77	—	—	77	—
Total net assets	$2,419,410	$18,112	$43,709	$1,014,684	$56,149
(1) Investment shares	421,500	3,019	7,346	167,994	6,789
(2) Investments, at cost	$2,826,324	$21,615	$50,416	$1,280,689	$69,749

December 31, 2022 (continued)	Col VP Inter Bond, Cl 2	Col VP Inter Bond, Cl 3	Col VP Lg Cap Gro, Cl 1	Col VP Lg Cap Gro, Cl 2	Col VP Lg Cap Gro, Cl 3
Assets
Investments, at fair value(1),(2)	$41,721	$5,476,465	$731,374	$298,354	$2,585,235
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	—	9,339	2,064	99	8,352
Receivable for share redemptions	—	2,724	—	—	1,206
Total assets	41,721	5,488,528	733,438	298,453	2,594,793

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	—	2,724	—	—	1,206
Contract terminations	—	—	—	—	—
Payable for investments purchased	—	9,339	2,064	99	8,352
Total liabilities	—	12,063	2,064	99	9,558
Net assets applicable to Variable Life contracts in accumulation period	41,721	5,476,388	731,374	298,354	2,585,105
Net assets applicable to seed money	—	77	—	—	130
Total net assets	$41,721	$5,476,465	$731,374	$298,354	$2,585,235
(1) Investment shares	5,069	661,409	28,087	11,825	100,750
(2) Investments, at cost	$52,845	$6,936,960	$853,570	$272,327	$1,507,623

See accompanying notes to financial statements.

14	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Assets and Liabilities

December 31, 2022 (continued)	Col VP Lg Cap Index, Cl 1	Col VP Lg Cap Index, Cl 3	Col VP Limited Duration Cr, Cl 1	Col VP Limited Duration Cr, Cl 2	Col VP Long Govt/ Cr Bond, Cl 1
Assets
Investments, at fair value(1),(2)	$2,514,037	$11,464,533	$18,004	$1,458,655	$10,767
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	—	1,045	—	—	—
Receivable for share redemptions	—	4,634	—	364	—
Total assets	2,514,037	11,470,212	18,004	1,459,019	10,767

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	—	4,634	—	364	—
Contract terminations	—	—	—	—	—
Payable for investments purchased	—	1,045	—	—	—
Total liabilities	—	5,679	—	364	—
Net assets applicable to Variable Life contracts in accumulation period	2,514,037	11,464,399	18,004	1,458,574	10,767
Net assets applicable to seed money	—	134	—	81	—
Total net assets	$2,514,037	$11,464,533	$18,004	$1,458,655	$10,767
(1) Investment shares	78,441	362,687	1,963	159,940	1,409
(2) Investments, at cost	$2,558,807	$6,782,008	$18,303	$1,476,530	$12,977

December 31, 2022 (continued)	Col VP Long Govt/Cr Bond, Cl 2	Col VP Overseas Core, Cl 1	Col VP Overseas Core, Cl 2	Col VP Overseas Core, Cl 3	Col VP Select Lg Cap Val, Cl 1
Assets
Investments, at fair value(1),(2)	$7,964	$161,334	$154,002	$4,340,649	$355,371
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	—	—	—	13,469	1,174
Receivable for share redemptions	—	396	2,031	3,862	—
Total assets	7,964	161,730	156,033	4,357,980	356,545

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	—	—	—	2,955	—
Contract terminations	—	396	2,031	907	—
Payable for investments purchased	—	—	—	13,469	1,174
Total liabilities	—	396	2,031	17,331	1,174
Net assets applicable to Variable Life contracts in accumulation period	7,964	161,334	154,002	4,340,562	355,371
Net assets applicable to seed money	—	—	—	87	—
Total net assets	$7,964	$161,334	$154,002	$4,340,649	$355,371
(1) Investment shares	1,045	13,707	13,208	370,047	9,675
(2) Investments, at cost	$11,639	$178,593	$174,465	$4,186,525	$350,153

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	15

Statement of Assets and Liabilities

December 31, 2022 (continued)	Col VP Select Lg Cap Val, Cl 2	Col VP Select Lg Cap Val, Cl 3	Col VP Select Mid Cap Gro, Cl 1	Col VP Select Mid Cap Gro, Cl 2	Col VP Select Mid Cap Gro, Cl 3
Assets
Investments, at fair value(1),(2)	$120,562	$939,700	$202,734	$69,687	$803,851
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	—	—	13	17	84
Receivable for share redemptions	1,212	4,204	—	—	344
Total assets	121,774	943,904	202,747	69,704	804,279

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	—	421	—	—	344
Contract terminations	1,212	3,783	—	—	—
Payable for investments purchased	—	—	13	17	84
Total liabilities	1,212	4,204	13	17	428
Net assets applicable to Variable Life contracts in accumulation period	120,562	939,530	202,734	69,687	803,694
Net assets applicable to seed money	—	170	—	—	157
Total net assets	$120,562	$939,700	$202,734	$69,687	$803,851
(1) Investment shares	3,385	26,002	5,593	1,983	22,529
(2) Investments, at cost	$91,880	$695,723	$210,897	$57,791	$642,360

December 31, 2022 (continued)	Col VP Select Mid Cap Val, Cl 1	Col VP Select Mid Cap Val, Cl 2	Col VP Select Mid Cap Val, Cl 3	Col VP Select Sm Cap Val, Cl 1	Col VP Select Sm Cap Val, Cl 2
Assets
Investments, at fair value(1),(2)	$200,684	$132,775	$799,636	$57,325	$123,261
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	—	715	22	—	2,527
Receivable for share redemptions	—	—	287	—	—
Total assets	200,684	133,490	799,945	57,325	125,788

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	—	—	287	—	—
Contract terminations	—	—	—	—	—
Payable for investments purchased	—	715	22	—	2,527
Total liabilities	—	715	309	—	2,527
Net assets applicable to Variable Life contracts in accumulation period	200,684	132,775	799,471	57,325	123,261
Net assets applicable to seed money	—	—	165	—	—
Total net assets	$200,684	$132,775	$799,636	$57,325	$123,261
(1) Investment shares	6,008	4,093	24,298	1,879	4,167
(2) Investments, at cost	$199,793	$101,134	$527,291	$57,407	$106,994

See accompanying notes to financial statements.

16	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Assets and Liabilities

December 31, 2022 (continued)	Col VP Select Sm Cap Val, Cl 3	Col VP Sel Gbl Tech, Cl 1	Col VP Sel Gbl Tech, Cl 2	Col VP Strategic Inc, Cl 1	Col VP Strategic Inc, Cl 2
Assets
Investments, at fair value(1),(2)	$1,013,387	$61,432	$1,514	$95,172	$128,338
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	13	—	—	—	1,018
Receivable for share redemptions	474	—	—	62	—
Total assets	1,013,874	61,432	1,514	95,234	129,356

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	460	—	—	—	—
Contract terminations	14	—	—	62	—
Payable for investments purchased	13	—	—	—	1,018
Total liabilities	487	—	—	62	1,018
Net assets applicable to Variable Life contracts in accumulation period	1,013,255	61,432	1,413	95,172	128,338
Net assets applicable to seed money	132	—	101	—	—
Total net assets	$1,013,387	$61,432	$1,514	$95,172	$128,338
(1) Investment shares	33,712	2,973	86	27,192	37,092
(2) Investments, at cost	$689,277	$65,513	$1,590	$107,441	$148,986

December 31, 2022 (continued)	Col VP US Govt Mtge, Cl 1	Col VP US Govt Mtge, Cl 2	Col VP US Govt Mtge, Cl 3	CS Commodity Return	CTIVP AC Div Bond, Cl 1
Assets
Investments, at fair value(1),(2)	$12,359	$10,097	$1,145,022	$501,473	$30,280
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	—	—	4,520	38	—
Receivable for share redemptions	—	—	550	215	23
Total assets	12,359	10,097	1,150,092	501,726	30,303

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	—	—	550	215	—
Contract terminations	—	—	—	—	23
Payable for investments purchased	—	—	4,520	38	—
Total liabilities	—	—	5,070	253	23
Net assets applicable to Variable Life contracts in accumulation period	12,359	10,097	1,144,945	501,350	30,280
Net assets applicable to seed money	—	—	77	123	—
Total net assets	$12,359	$10,097	$1,145,022	$501,473	$30,280
(1) Investment shares	1,422	1,165	131,763	20,535	3,368
(2) Investments, at cost	$13,895	$11,735	$1,368,220	$530,152	$34,764

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	17

Statement of Assets and Liabilities

December 31, 2022 (continued)	CTIVP AC Div Bond, Cl 2	CTIVP BR Gl Infl Prot Sec, Cl 1	CTIVP BR Gl Infl Prot Sec, Cl 2	CTIVP BR Gl Infl Prot Sec, Cl 3	CTIVP CenterSquare Real Est, Cl 1
Assets
Investments, at fair value(1),(2)	$17,500	$58,255	$18,950	$567,685	$43,477
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	—	—	—	68	—
Receivable for share redemptions	—	8	—	246	—
Total assets	17,500	58,263	18,950	567,999	43,477

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	—	—	—	246	—
Contract terminations	—	8	—	—	—
Payable for investments purchased	—	—	—	68	—
Total liabilities	—	8	—	314	—
Net assets applicable to Variable Life contracts in accumulation period	17,500	58,255	18,950	567,606	43,477
Net assets applicable to seed money	—	—	—	79	—
Total net assets	$17,500	$58,255	$18,950	$567,685	$43,477
(1) Investment shares	1,955	12,290	4,102	120,528	7,127
(2) Investments, at cost	$21,949	$71,563	$22,832	$715,407	$54,720

December 31, 2022 (continued)	CTIVP CenterSquare Real Est, Cl 2	CTIVP MFS Val, Cl 1	CTIVP MFS Val, Cl 2	CTIVP MS Adv, Cl 1	CTIVP MS Adv, Cl 2
Assets
Investments, at fair value(1),(2)	$197,120	$127,103	$190,500	$93,634	$50,950
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	1,456	—	—	—	—
Receivable for share redemptions	—	—	—	25	—
Total assets	198,576	127,103	190,500	93,659	50,950

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	—	—	—	—	—
Contract terminations	—	—	—	25	—
Payable for investments purchased	1,456	—	—	—	—
Total liabilities	1,456	—	—	25	—
Net assets applicable to Variable Life contracts in accumulation period	197,120	127,103	190,500	93,634	50,950
Net assets applicable to seed money	—	—	—	—	—
Total net assets	$197,120	$127,103	$190,500	$93,634	$50,950
(1) Investment shares	32,636	3,573	5,525	2,648	1,487
(2) Investments, at cost	$267,934	$118,286	$140,454	$114,109	$71,731

See accompanying notes to financial statements.

18	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Assets and Liabilities

December 31, 2022 (continued)	CTIVP Prin Blue Chip Gro, Cl 1	CTIVP Prin Blue Chip Gro, Cl 2	CTIVP T Rowe Price LgCap Val, Cl 1	CTIVP T Rowe Price LgCap Val, Cl 2	CTIVP TCW Core Plus Bond, Cl 1
Assets
Investments, at fair value(1),(2)	$72,635	$53,921	$115,193	$114,423	$58,172
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	—	—	—	—	—
Receivable for share redemptions	—	—	—	—	—
Total assets	72,635	53,921	115,193	114,423	58,172

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	—	—	—	—	—
Contract terminations	—	—	—	—	—
Payable for investments purchased	—	—	—	—	—
Total liabilities	—	—	—	—	—
Net assets applicable to Variable Life contracts in accumulation period	72,635	53,921	115,193	114,423	58,172
Net assets applicable to seed money	—	—	—	—	—
Total net assets	$72,635	$53,921	$115,193	$114,423	$58,172
(1) Investment shares	1,718	1,315	3,598	3,687	6,385
(2) Investments, at cost	$89,465	$40,814	$111,205	$93,510	$69,026

December 31, 2022 (continued)	CTIVP TCW Core Plus Bond, Cl 2	CTIVP Vty Sycamore Estb Val, Cl 1	CTIVP Vty Sycamore Estb Val, Cl 2	CTIVP Vty Sycamore Estb Val, Cl 3	CTIVP Westfield Mid Cap Gro, Cl 1
Assets
Investments, at fair value(1),(2)	$21,079	$364,845	$447,337	$1,134,999	$50,373
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	—	648	784	95	—
Receivable for share redemptions	—	—	—	1,847	—
Total assets	21,079	365,493	448,121	1,136,941	50,373

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	—	—	—	492	—
Contract terminations	—	—	—	1,355	—
Payable for investments purchased	—	648	784	95	—
Total liabilities	—	648	784	1,942	—
Net assets applicable to Variable Life contracts in accumulation period	21,079	364,845	447,337	1,134,806	50,373
Net assets applicable to seed money	—	—	—	193	—
Total net assets	$21,079	$364,845	$447,337	$1,134,999	$50,373
(1) Investment shares	2,321	8,683	10,983	27,422	1,414
(2) Investments, at cost	$25,240	$349,723	$300,869	$773,882	$54,968

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	19

Statement of Assets and Liabilities

December 31, 2022 (continued)	CTIVP Westfield Mid Cap Gro, Cl 2	Del Ivy VIP Asset Strategy, Cl II	DWS Alt Asset Alloc VIP, Cl A	DWS Alt Asset Alloc VIP, Cl B	EV VT Floating-Rate Inc, Init Cl
Assets
Investments, at fair value(1),(2)	$55,281	$62,903	$12,024	$251,828	$1,301,336
Dividends receivable	—	—	—	—	7,867
Accounts receivable from RiverSource Life of NY for contract purchase payments	21	—	—	2,894	38
Receivable for share redemptions	—	21	—	24	610
Total assets	55,302	62,924	12,024	254,746	1,309,851

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	—	21	—	24	611
Contract terminations	—	—	—	—	—
Payable for investments purchased	21	—	—	2,894	7,904
Total liabilities	21	21	—	2,918	8,515
Net assets applicable to Variable Life contracts in accumulation period	55,281	62,720	12,024	251,743	1,299,315
Net assets applicable to seed money	—	183	—	85	2,021
Total net assets	$55,281	$62,903	$12,024	$251,828	$1,301,336
(1) Investment shares	1,603	8,013	926	19,401	154,187
(2) Investments, at cost	$53,745	$75,211	$12,350	$256,416	$1,402,385

December 31, 2022 (continued)	Fid VIP Contrafund, Init Cl	Fid VIP Contrafund, Serv Cl 2	Fid VIP Gro & Inc, Serv Cl	Fid VIP Gro & Inc, Serv Cl 2	Fid VIP Mid Cap, Init Cl
Assets
Investments, at fair value(1),(2)	$408,973	$4,762,208	$4,384,674	$1,992,721	$327,118
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	—	3,029	152	—	—
Receivable for share redemptions	—	2,005	2,696	3,284	—
Total assets	408,973	4,767,242	4,387,522	1,996,005	327,118

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	—	2,005	2,339	662	—
Contract terminations	—	—	357	2,622	—
Payable for investments purchased	—	3,029	152	—	—
Total liabilities	—	5,034	2,848	3,284	—
Net assets applicable to Variable Life contracts in accumulation period	408,973	4,762,025	4,384,674	1,992,492	327,118
Net assets applicable to seed money	—	183	—	229	—
Total net assets	$408,973	$4,762,208	$4,384,674	$1,992,721	$327,118
(1) Investment shares	10,797	130,329	184,773	85,672	9,997
(2) Investments, at cost	$488,951	$4,696,214	$3,280,461	$1,712,139	$367,816

See accompanying notes to financial statements.

20	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Assets and Liabilities

December 31, 2022 (continued)	Fid VIP Mid Cap, Serv Cl	Fid VIP Mid Cap, Serv Cl 2	Fid VIP Overseas, Serv Cl	Fid VIP Overseas, Serv Cl 2	Fid VIP Strategic Inc, Init Cl
Assets
Investments, at fair value(1),(2)	$5,428,770	$5,126,036	$1,301,213	$983,620	$187,893
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	1,051	241	4,200	—	778
Receivable for share redemptions	3,056	2,334	732	338	—
Total assets	5,432,877	5,128,611	1,306,145	983,958	188,671

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	3,056	1,614	732	324	—
Contract terminations	—	720	—	14	—
Payable for investments purchased	1,051	241	4,200	—	778
Total liabilities	4,107	2,575	4,932	338	778
Net assets applicable to Variable Life contracts in accumulation period	5,428,770	5,125,875	1,301,213	983,391	187,893
Net assets applicable to seed money	—	161	—	229	—
Total net assets	$5,428,770	$5,126,036	$1,301,213	$983,620	$187,893
(1) Investment shares	168,334	164,296	60,297	45,878	18,752
(2) Investments, at cost	$5,539,436	$5,628,204	$1,197,489	$1,001,847	$213,324

December 31, 2022 (continued)	Fid VIP Strategic Inc, Serv Cl 2	Frank Global Real Est, Cl 2	Frank Inc, Cl 1	Frank Inc, Cl 2	Frank Mutual Shares, Cl 1
Assets
Investments, at fair value(1),(2)	$19,143	$1,957,111	$9,352	$375,335	$17,910
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	—	1,648	—	—	—
Receivable for share redemptions	—	815	—	180	—
Total assets	19,143	1,959,574	9,352	375,515	17,910

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	—	815	—	180	—
Contract terminations	—	—	—	—	—
Payable for investments purchased	—	1,648	—	—	—
Total liabilities	—	2,463	—	180	—
Net assets applicable to Variable Life contracts in accumulation period	19,143	1,957,029	9,262	375,234	17,910
Net assets applicable to seed money	—	82	90	101	—
Total net assets	$19,143	$1,957,111	$9,352	$375,335	$17,910
(1) Investment shares	1,934	168,862	608	25,481	1,153
(2) Investments, at cost	$21,686	$2,499,136	$9,500	$386,082	$18,194

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	21

Statement of Assets and Liabilities

December 31, 2022 (continued)	Frank Mutual Shares, Cl 2	Frank Sm Cap Val, Cl 1	Frank Sm Cap Val, Cl 2	GS VIT Mid Cap Val, Inst	GS VIT Multi-Strategy Alt, Advisor
Assets
Investments, at fair value(1),(2)	$1,661,678	$108,148	$2,614,209	$5,909,788	$42,117
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	263	389	135	—	—
Receivable for share redemptions	2,331	—	1,263	3,650	16
Total assets	1,664,272	108,537	2,615,607	5,913,438	42,133

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	610	—	1,065	2,581	16
Contract terminations	1,721	—	198	1,069	—
Payable for investments purchased	263	389	135	—	—
Total liabilities	2,594	389	1,398	3,650	16
Net assets applicable to Variable Life contracts in accumulation period	1,661,594	108,148	2,614,126	5,909,707	41,892
Net assets applicable to seed money	84	—	83	81	225
Total net assets	$1,661,678	$108,148	$2,614,209	$5,909,788	$42,117
(1) Investment shares	109,609	8,119	208,636	396,896	4,802
(2) Investments, at cost	$2,007,200	$123,381	$3,221,374	$6,478,876	$44,848

December 31, 2022 (continued)	GS VIT Sm Cap Eq Insights, Inst	GS VIT U.S. Eq Insights, Inst	Invesco VI Am Fran, Ser I	Invesco VI Am Fran, Ser II	Invesco VI Bal Risk Alloc, Ser I
Assets
Investments, at fair value(1),(2)	$466,637	$2,456,007	$501,641	$728,805	$19,765
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	2	1,027	77	128	—
Receivable for share redemptions	269	1,043	270	259	—
Total assets	466,908	2,458,077	501,988	729,192	19,765

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	258	1,043	263	259	—
Contract terminations	11	—	7	—	—
Payable for investments purchased	2	1,027	77	128	—
Total liabilities	271	2,070	347	387	—
Net assets applicable to Variable Life contracts in accumulation period	466,637	2,455,927	501,641	728,369	19,765
Net assets applicable to seed money	—	80	—	436	—
Total net assets	$466,637	$2,456,007	$501,641	$728,805	$19,765
(1) Investment shares	44,869	154,660	11,710	18,759	2,428
(2) Investments, at cost	$562,333	$2,724,107	$649,273	$1,133,878	$24,568

See accompanying notes to financial statements.

22	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Assets and Liabilities

December 31, 2022 (continued)	Invesco VI Bal Risk Alloc, Ser II	Invesco VI Comstock, Ser II	Invesco VI Core Eq, Ser I	Invesco VI Dis Mid Cap Gro, Ser I	Invesco VI Div Divd, Ser I
Assets
Investments, at fair value(1),(2)	$253,276	$399,910	$8,885,828	$697,772	$1,101,185
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	—	—	14,400	195	—
Receivable for share redemptions	101	225	6,233	319	479
Total assets	253,377	400,135	8,906,461	698,286	1,101,664

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	101	222	6,233	319	450
Contract terminations	—	3	—	—	29
Payable for investments purchased	—	—	14,400	195	—
Total liabilities	101	225	20,633	514	479
Net assets applicable to Variable Life contracts in accumulation period	253,182	399,798	8,885,828	697,416	1,101,047
Net assets applicable to seed money	94	112	—	356	138
Total net assets	$253,276	$399,910	$8,885,828	$697,772	$1,101,185
(1) Investment shares	31,779	19,749	361,948	12,570	44,065
(2) Investments, at cost	$325,804	$339,287	$10,266,473	$956,767	$1,106,214

December 31, 2022 (continued)	Invesco VI EQV Intl Eq, Ser II	Invesco VI Global, Ser I	Invesco VI Global, Ser II	Invesco VI Gbl Strat Inc, Ser I	Invesco VI Gbl Strat Inc, Ser II
Assets
Investments, at fair value(1),(2)	$989,373	$185,393	$1,384,338	$16,883	$1,533,011
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	54	972	1,160	—	1,532
Receivable for share redemptions	436	—	504	—	626
Total assets	989,863	186,365	1,386,002	16,883	1,535,169

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	436	—	504	—	626
Contract terminations	—	—	—	—	—
Payable for investments purchased	54	972	1,160	—	1,532
Total liabilities	490	972	1,664	—	2,158
Net assets applicable to Variable Life contracts in accumulation period	989,230	185,393	1,384,172	16,883	1,532,930
Net assets applicable to seed money	143	—	166	—	81
Total net assets	$989,373	$185,393	$1,384,338	$16,883	$1,533,011
(1) Investment shares	34,813	5,961	45,688	4,285	376,661
(2) Investments, at cost	$1,173,902	$240,751	$1,829,040	$17,939	$1,901,491

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	23

Statement of Assets and Liabilities

December 31, 2022 (continued)	Invesco VI Mn St Sm Cap, Ser I	Invesco VI Mn St Sm Cap, Ser II	Invesco VI Tech, Ser I	Invesco VI Tech, Ser II	Janus Henderson VIT Bal, Inst
Assets
Investments, at fair value(1),(2)	$177,393	$1,560,518	$781,769	$97	$539,639
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	360	3,316	54	—	—
Receivable for share redemptions	—	452	346	—	—
Total assets	177,753	1,564,286	782,169	97	539,639

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	—	452	337	—	—
Contract terminations	—	—	9	—	—
Payable for investments purchased	360	3,316	54	—	—
Total liabilities	360	3,768	400	—	—
Net assets applicable to Variable Life contracts in accumulation period	177,393	1,560,438	781,668	—	539,639
Net assets applicable to seed money	—	80	101	97	—
Total net assets	$177,393	$1,560,518	$781,769	$97	$539,639
(1) Investment shares	7,686	69,172	62,094	9	13,474
(2) Investments, at cost	$209,503	$1,680,094	$1,318,391	$173	$576,769

December 31, 2022 (continued)	Janus Henderson VIT Bal, Serv	Janus Henderson VIT Enter, Serv	Janus Henderson VIT Flex Bd, Inst	Janus Henderson VIT Flex Bd, Serv	Janus Hend VIT Gbl Tech Innov, Srv
Assets
Investments, at fair value(1),(2)	$74,836	$710,063	$36,113	$8,146	$1,611,899
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	—	63	—	—	967
Receivable for share redemptions	—	310	—	—	729
Total assets	74,836	710,436	36,113	8,146	1,613,595

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	—	310	—	—	708
Contract terminations	—	—	—	—	21
Payable for investments purchased	—	63	—	—	967
Total liabilities	—	373	—	—	1,696
Net assets applicable to Variable Life contracts in accumulation period	74,836	710,063	36,113	8,146	1,611,766
Net assets applicable to seed money	—	—	—	—	133
Total net assets	$74,836	$710,063	$36,113	$8,146	$1,611,899
(1) Investment shares	1,762	11,310	3,633	741	154,841
(2) Investments, at cost	$74,367	$657,942	$38,758	$9,759	$1,871,612

See accompanying notes to financial statements.

24	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Assets and Liabilities

December 31, 2022 (continued)	Janus Henderson VIT Overseas, Serv	Janus Henderson VIT Res, Inst	Janus Henderson VIT Res, Serv	Lazard Ret Global Dyn MA, Inv	Lazard Ret Global Dyn MA, Serv
Assets
Investments, at fair value(1),(2)	$1,735,695	$31,022	$454,385	$2,391	$16,367
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	76	—	25	—	—
Receivable for share redemptions	1,899	—	238	—	7
Total assets	1,737,670	31,022	454,648	2,391	16,374

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	819	—	212	—	7
Contract terminations	1,080	—	26	—	—
Payable for investments purchased	76	—	25	—	—
Total liabilities	1,975	—	263	—	7
Net assets applicable to Variable Life contracts in accumulation period	1,735,547	31,022	454,253	2,314	16,078
Net assets applicable to seed money	148	—	132	77	289
Total net assets	$1,735,695	$31,022	$454,385	$2,391	$16,367
(1) Investment shares	47,217	982	15,061	209	1,431
(2) Investments, at cost	$1,610,860	$34,626	$523,328	$2,823	$18,540

December 31, 2022 (continued)	MFS Mass Inv Gro Stock, Serv Cl	MFS New Dis, Serv Cl	MFS Utilities, Init Cl	MFS Utilities, Serv Cl	MS VIF Dis, Cl I
Assets
Investments, at fair value(1),(2)	$2,623,189	$1,822,357	$51,308	$1,130,292	$127,150
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	124	628	—	1,708	1,203
Receivable for share redemptions	1,231	753	—	529	—
Total assets	2,624,544	1,823,738	51,308	1,132,529	128,353

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	1,231	748	—	440	—
Contract terminations	—	5	—	89	—
Payable for investments purchased	124	628	—	1,708	1,203
Total liabilities	1,355	1,381	—	2,237	1,203
Net assets applicable to Variable Life contracts in accumulation period	2,623,107	1,822,277	51,308	1,130,124	127,150
Net assets applicable to seed money	82	80	—	168	—
Total net assets	$2,623,189	$1,822,357	$51,308	$1,130,292	$127,150
(1) Investment shares	139,087	206,149	1,413	31,777	39,984
(2) Investments, at cost	$2,784,776	$3,118,112	$51,236	$993,296	$277,044

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	25

Statement of Assets and Liabilities

December 31, 2022 (continued)	MS VIF Dis, Cl II	MS VIF Global Real Est, Cl II	NB AMT Sus Eq, Cl I	NB AMT Sus Eq, Cl S	NB AMT US Eq Index PW Strat, Cl S
Assets
Investments, at fair value(1),(2)	$528,771	$299,834	$13,894	$34,971	$28,311
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	169	396	—	—	—
Receivable for share redemptions	223	126	—	—	5
Total assets	529,163	300,356	13,894	34,971	28,316

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	223	126	—	—	5
Contract terminations	—	—	—	—	—
Payable for investments purchased	169	396	—	—	—
Total liabilities	392	522	—	—	5
Net assets applicable to Variable Life contracts in accumulation period	528,705	299,752	13,894	34,971	28,041
Net assets applicable to seed money	66	82	—	—	270
Total net assets	$528,771	$299,834	$13,894	$34,971	$28,311
(1) Investment shares	188,175	43,080	518	1,300	3,453
(2) Investments, at cost	$1,801,148	$409,400	$15,868	$40,570	$33,838

December 31, 2022 (continued)	PIMCO VIT All Asset, Advisor Cl	PIMCO VIT All Asset, Inst Cl	PIMCO VIT Glb Man As Alloc, Adv Cl	PIMCO VIT Tot Return, Advisor Cl	PIMCO VIT Tot Return, Inst Cl
Assets
Investments, at fair value(1),(2)	$611,067	$8,617	$5,200	$381,878	$66,648
Dividends receivable	—	—	—	1,314	250
Accounts receivable from RiverSource Life of NY for contract purchase payments	15	—	—	—	—
Receivable for share redemptions	310	—	—	167	—
Total assets	611,392	8,617	5,200	383,359	66,898

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	304	—	—	168	—
Contract terminations	6	—	—	—	—
Payable for investments purchased	15	—	—	1,313	250
Total liabilities	325	—	—	1,481	250
Net assets applicable to Variable Life contracts in accumulation period	610,987	8,617	5,200	379,764	66,648
Net assets applicable to seed money	80	—	—	2,114	—
Total net assets	$611,067	$8,617	$5,200	$381,878	$66,648
(1) Investment shares	69,756	984	611	42,525	7,422
(2) Investments, at cost	$739,293	$10,120	$6,948	$459,871	$77,195

See accompanying notes to financial statements.

26	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Assets and Liabilities

December 31, 2022 (continued)	Put VT Global Hlth Care, Cl IA	Put VT Global Hlth Care, Cl IB	Put VT Hi Yield, Cl IB	Put VT Intl Eq, Cl IB	Put VT Sus Leaders, Cl IA
Assets
Investments, at fair value(1),(2)	$13,415	$1,349,445	$234,468	$140,265	$10,570,064
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	—	56	28	12	170
Receivable for share redemptions	—	563	136	57	7,454
Total assets	13,415	1,350,064	234,632	140,334	10,577,688

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	—	563	136	57	7,454
Contract terminations	—	—	—	—	—
Payable for investments purchased	—	56	28	12	170
Total liabilities	—	619	164	69	7,624
Net assets applicable to Variable Life contracts in accumulation period	13,339	1,349,285	234,468	140,177	10,570,064
Net assets applicable to seed money	76	160	—	88	—
Total net assets	$13,415	$1,349,445	$234,468	$140,265	$10,570,064
(1) Investment shares	788	83,196	44,831	10,882	310,245
(2) Investments, at cost	$12,469	$1,306,579	$281,955	$154,549	$9,799,733

December 31, 2022 (continued)	Put VT Sus Leaders, Cl IB	Royce Micro-Cap, Invest Cl	Temp Global Bond, Cl 1	Temp Global Bond, Cl 2	Third Ave VST Third Ave Value
Assets
Investments, at fair value(1),(2)	$98,485	$1,719,564	$22,347	$176,481	$2,208,463
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	7	101	—	—	89
Receivable for share redemptions	36	24,219	—	62	10,051
Total assets	98,528	1,743,884	22,347	176,543	2,218,603

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	36	993	—	62	1,188
Contract terminations	—	23,226	—	—	8,863
Payable for investments purchased	7	101	—	—	89
Total liabilities	43	24,320	—	62	10,140
Net assets applicable to Variable Life contracts in accumulation period	98,032	1,719,564	22,347	176,416	2,208,463
Net assets applicable to seed money	453	—	—	65	—
Total net assets	$98,485	$1,719,564	$22,347	$176,481	$2,208,463
(1) Investment shares	3,015	222,741	1,699	14,141	104,370
(2) Investments, at cost	$109,319	$2,172,658	$24,272	$209,101	$1,657,921

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	27

Statement of Assets and Liabilities

December 31, 2022 (continued)	VanEck VIP Global Gold, Cl S	VP Aggr, Cl 1	VP Aggr, Cl 2	VP Aggr, Cl 4	VP Conserv, Cl 1
Assets
Investments, at fair value(1),(2)	$127,270	$680,721	$20,898,787	$21,226,626	$21
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	39	1,805	1,710	1,001	—
Receivable for share redemptions	43	—	4,426	8,574	—
Total assets	127,352	682,526	20,904,923	21,236,201	21

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	43	—	4,426	8,574	—
Contract terminations	—	—	—	—	—
Payable for investments purchased	39	1,805	1,710	1,001	—
Total liabilities	82	1,805	6,136	9,575	—
Net assets applicable to Variable Life contracts in accumulation period	127,118	680,721	20,898,678	21,226,517	1
Net assets applicable to seed money	152	—	109	109	20
Total net assets	$127,270	$680,721	$20,898,787	$21,226,626	$21
(1) Investment shares	16,768	28,176	871,509	883,706	1
(2) Investments, at cost	$143,598	$737,202	$18,192,697	$15,616,141	$20

December 31, 2022 (continued)	VP Conserv, Cl 2	VP Conserv, Cl 4	VP Man Vol Conserv, Cl 1	VP Man Vol Conserv, Cl 2	VP Man Vol Conserv Gro, Cl 1
Assets
Investments, at fair value(1),(2)	$550,429	$453,131	$20	$90,298	$50,418
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	—	515	—	—	—
Receivable for share redemptions	335	237	—	50	—
Total assets	550,764	453,883	20	90,348	50,418

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	224	237	—	50	—
Contract terminations	111	—	—	—	—
Payable for investments purchased	—	515	—	—	—
Total liabilities	335	752	—	50	—
Net assets applicable to Variable Life contracts in accumulation period	550,329	453,053	—	90,231	50,418
Net assets applicable to seed money	100	78	20	67	—
Total net assets	$550,429	$453,131	$20	$90,298	$50,418
(1) Investment shares	38,817	31,956	2	7,639	3,893
(2) Investments, at cost	$598,130	$435,271	$20	$99,223	$59,972

See accompanying notes to financial statements.

28	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Assets and Liabilities

December 31, 2022 (continued)	VP Man Vol Conserv Gro, Cl 2	VP Man Vol Gro, Cl 1	VP Man Vol Gro, Cl 2	VP Man Vol Mod Gro, Cl 1	VP Man Vol Mod Gro, Cl 2
Assets
Investments, at fair value(1),(2)	$133,914	$468,252	$1,975,750	$120,953	$1,604,176
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	—	949	241	—	250
Receivable for share redemptions	64	—	484	—	447
Total assets	133,978	469,201	1,976,475	120,953	1,604,873

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	64	—	484	—	447
Contract terminations	—	—	—	—	—
Payable for investments purchased	—	949	241	—	250
Total liabilities	64	949	725	—	697
Net assets applicable to Variable Life contracts in accumulation period	133,868	468,252	1,975,725	120,953	1,604,128
Net assets applicable to seed money	46	—	25	—	48
Total net assets	$133,914	$468,252	$1,975,750	$120,953	$1,604,176
(1) Investment shares	10,438	30,949	131,629	7,869	105,261
(2) Investments, at cost	$139,979	$528,903	$1,815,322	$132,624	$1,536,838

December 31, 2022 (continued)	VP Mod, Cl 1	VP Mod, Cl 2	VP Mod, Cl 4	VP Mod Aggr, Cl 1	VP Mod Aggr, Cl 2
Assets
Investments, at fair value(1),(2)	$2,021,253	$24,482,009	$31,437,346	$5,223,479	$37,869,453
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	473	3,452	2,139	844	12,875
Receivable for share redemptions	—	10,083	13,269	—	11,831
Total assets	2,021,726	24,495,544	31,452,754	5,224,323	37,894,159

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	—	10,083	13,269	—	11,831
Contract terminations	—	—	—	—	—
Payable for investments purchased	473	3,452	2,139	844	12,875
Total liabilities	473	13,535	15,408	844	24,706
Net assets applicable to Variable Life contracts in accumulation period	2,021,253	24,481,929	31,437,266	5,223,479	37,869,346
Net assets applicable to seed money	—	80	80	—	107
Total net assets	$2,021,253	$24,482,009	$31,437,346	$5,223,479	$37,869,453
(1) Investment shares	105,604	1,289,885	1,653,727	242,501	1,772,914
(2) Investments, at cost	$2,269,281	$21,524,910	$24,789,827	$5,688,654	$33,338,778

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	29

Statement of Assets and Liabilities

December 31, 2022 (continued)	VP Mod Aggr, Cl 4	VP Mod Conserv, Cl 1	VP Mod Conserv, Cl 2	VP Mod Conserv, Cl 4	VP Ptnrs Core Bond, Cl 1
Assets
Investments, at fair value(1),(2)	$53,423,923	$313,940	$2,001,521	$2,712,061	$10,581
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	342	—	—	399	—
Receivable for share redemptions	23,561	—	1,165	1,101	—
Total assets	53,447,826	313,940	2,002,686	2,713,561	10,581

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	21,224	—	872	1,101	—
Contract terminations	2,337	—	293	—	—
Payable for investments purchased	342	—	—	399	—
Total liabilities	23,903	—	1,165	1,500	—
Net assets applicable to Variable Life contracts in accumulation period	53,423,816	313,940	2,001,442	2,711,982	10,581
Net assets applicable to seed money	107	—	79	79	—
Total net assets	$53,423,923	$313,940	$2,001,521	$2,712,061	$10,581
(1) Investment shares	2,496,445	19,004	122,193	165,269	1,124
(2) Investments, at cost	$40,316,618	$323,174	$1,983,911	$2,455,720	$11,660

December 31, 2022 (continued)	VP Ptnrs Core Bond, Cl 2	VP Ptnrs Core Eq, Cl 1	VP Ptnrs Core Eq, Cl 2	VP Ptnrs Core Eq, Cl 3	VP Ptnrs Intl Core Eq, Cl 1
Assets
Investments, at fair value(1),(2)	$3,832	$1,442	$1,009	$370,132	$53,812
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	—	—	—	596	—
Receivable for share redemptions	—	—	—	155	—
Total assets	3,832	1,442	1,009	370,883	53,812

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	—	—	—	155	—
Contract terminations	—	—	—	—	—
Payable for investments purchased	—	—	—	596	—
Total liabilities	—	—	—	751	—
Net assets applicable to Variable Life contracts in accumulation period	3,751	1,407	981	369,998	53,812
Net assets applicable to seed money	81	35	28	134	—
Total net assets	$3,832	$1,442	$1,009	$370,132	$53,812
(1) Investment shares	409	48	35	12,585	6,115
(2) Investments, at cost	$4,397	$1,475	$806	$256,055	$70,329

See accompanying notes to financial statements.

30	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Assets and Liabilities

December 31, 2022 (continued)	VP Ptnrs Intl Core Eq, Cl 2	VP Ptnrs Intl Gro, Cl 1	VP Ptnrs Intl Gro, Cl 2	VP Ptnrs Intl Val, Cl 1	VP Ptnrs Intl Val, Cl 2
Assets
Investments, at fair value(1),(2)	$27,410	$121,423	$180,518	$21,108	$56,055
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	—	—	1,456	—	—
Receivable for share redemptions	—	—	—	—	—
Total assets	27,410	121,423	181,974	21,108	56,055

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	—	—	—	—	—
Contract terminations	—	—	—	—	—
Payable for investments purchased	—	—	1,456	—	—
Total liabilities	—	—	1,456	—	—
Net assets applicable to Variable Life contracts in accumulation period	27,410	121,423	180,518	21,108	56,055
Net assets applicable to seed money	—	—	—	—	—
Total net assets	$27,410	$121,423	$180,518	$21,108	$56,055
(1) Investment shares	3,147	12,070	18,161	2,410	6,436
(2) Investments, at cost	$33,934	$123,935	$212,640	$21,009	$61,903

December 31, 2022 (continued)	VP Ptnrs Sm Cap Gro, Cl 1	VP Ptnrs Sm Cap Gro, Cl 2	VP Ptnrs Sm Cap Val, Cl 1	VP Ptnrs Sm Cap Val, Cl 2	VP Ptnrs Sm Cap Val, Cl 3
Assets
Investments, at fair value(1),(2)	$42,633	$23,929	$8,275	$5,796	$605,181
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	—	—	—	—	71
Receivable for share redemptions	—	—	—	—	242
Total assets	42,633	23,929	8,275	5,796	605,494

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	—	—	—	—	242
Contract terminations	—	—	—	—	—
Payable for investments purchased	—	—	—	—	71
Total liabilities	—	—	—	—	313
Net assets applicable to Variable Life contracts in accumulation period	42,633	23,929	8,275	5,796	605,045
Net assets applicable to seed money	—	—	—	—	136
Total net assets	$42,633	$23,929	$8,275	$5,796	$605,181
(1) Investment shares	1,574	912	253	183	18,824
(2) Investments, at cost	$45,692	$23,624	$9,027	$4,997	$481,905

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	31

Statement of Assets and Liabilities

December 31, 2022 (continued)	VP US Flex Conserv Gro, Cl 1	VP US Flex Gro, Cl 1	VP US Flex Mod Gro, Cl 1	Wanger Acorn	Wanger Intl
Assets
Investments, at fair value(1),(2)	$3,582	$87,806	$5,736	$4,899,349	$3,948,383
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments	—	4,138	—	4,730	—
Receivable for share redemptions	—	—	—	2,153	8,575
Total assets	3,582	91,944	5,736	4,906,232	3,956,958

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee	—	—	—	2,153	1,666
Contract terminations	—	—	—	—	6,909
Payable for investments purchased	—	4,138	—	4,730	—
Total liabilities	—	4,138	—	6,883	8,575
Net assets applicable to Variable Life contracts in accumulation period	3,561	87,806	5,736	4,899,271	3,948,295
Net assets applicable to seed money	21	—	—	78	88
Total net assets	$3,582	$87,806	$5,736	$4,899,349	$3,948,383
(1) Investment shares	297	6,245	438	447,429	225,880
(2) Investments, at cost	$3,794	$95,742	$5,783	$9,094,238	$5,730,135

December 31, 2022 (continued)				WA Var Global Hi Yd Bond, Cl I	WA Var Global Hi Yd Bond, Cl II
Assets
Investments, at fair value(1),(2)				$16,564	$8,128
Dividends receivable				—	—
Accounts receivable from RiverSource Life of NY for contract purchase payments				20	—
Receivable for share redemptions				—	—
Total assets				16,584	8,128

Liabilities
Payable to RiverSource Life of NY for:
Mortality and expense risk fee				—	—
Contract terminations				—	—
Payable for investments purchased				20	—
Total liabilities				20	—
Net assets applicable to Variable Life contracts in accumulation period				16,564	8,128
Net assets applicable to seed money				—	—
Total net assets				$16,564	$8,128
(1) Investment shares				2,866	1,355
(2) Investments, at cost				$19,157	$10,006

See accompanying notes to financial statements.

32	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Operations

Year ended December 31, 2022	AB VPS Dyn Asset Alloc, Cl B	AB VPS Gro & Inc, Cl B	AB VPS Intl Val, Cl B	AB VPS Lg Cap Gro, Cl A	AB VPS Lg Cap Gro, Cl B
Investment income
Dividend income	$12	$27,812	$103,480	$—	$—
Variable account expenses	1	11,273	11,499	—	6,159
Investment income (loss) — net	11	16,539	91,981	—	(6,159)

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	1	168,443	158,941	12,612	115,391
Cost of investments sold	1	151,566	166,494	14,812	112,772
Net realized gain (loss) on sales of investments	—	16,877	(7,553)	(2,200)	2,619
Distributions from capital gains	147	412,088	—	17,413	241,564
Net change in unrealized appreciation or depreciation of investments	(256)	(578,281)	(487,104)	(61,857)	(891,053)
Net gain (loss) on investments	(109)	(149,316)	(494,657)	(46,644)	(646,870)
Net increase (decrease) in net assets resulting from operations	$(98)	$(132,777)	$(402,676)	$(46,644)	$(653,029)

Year ended December 31, 2022 (continued)	Allspg VT Index Asset Alloc, Cl 2	Allspg VT Intl Eq, Cl 2	Allspg VT Opp, Cl 1	Allspg VT Opp, Cl 2	Allspg VT Sm Cap Gro, Cl 1
Investment income
Dividend income	$3,361	$33,940	$—	$—	$—
Variable account expenses	2,203	5,884	—	5,030	—
Investment income (loss) — net	1,158	28,056	—	(5,030)	—

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	48,811	49,061	4,584	107,983	14,614
Cost of investments sold	52,062	81,065	4,639	96,955	19,696
Net realized gain (loss) on sales of investments	(3,251)	(32,004)	(55)	11,028	(5,082)
Distributions from capital gains	63,023	—	1,533	246,572	15,123
Net change in unrealized appreciation or depreciation of investments	(167,930)	(125,702)	(2,724)	(579,190)	(49,864)
Net gain (loss) on investments	(108,158)	(157,706)	(1,246)	(321,590)	(39,823)
Net increase (decrease) in net assets resulting from operations	$(107,000)	$(129,650)	$(1,246)	$(326,620)	$(39,823)

Year ended December 31, 2022 (continued)	Allspg VT Sm Cap Gro, Cl 2	ALPS Alerian Engy Infr, Class I	ALPS Alerian Engy Infr, Class III	AC VP Intl, Cl I	AC VP Intl, Cl II
Investment income
Dividend income	$—	$1,056	$20,922	$10,545	$9,324
Variable account expenses	4,662	—	2,814	4,941	2,895
Investment income (loss) — net	(4,662)	1,056	18,108	5,604	6,429

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	197,584	1,139	62,159	61,037	39,471
Cost of investments sold	244,362	1,081	51,979	57,824	43,092
Net realized gain (loss) on sales of investments	(46,778)	58	10,180	3,213	(3,621)
Distributions from capital gains	239,270	—	—	110,995	110,745
Net change in unrealized appreciation or depreciation of investments	(862,445)	(197)	32,524	(355,884)	(345,832)
Net gain (loss) on investments	(669,953)	(139)	42,704	(241,676)	(238,708)
Net increase (decrease) in net assets resulting from operations	$(674,615)	$917	$60,812	$(236,072)	$(232,279)

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	33

Statement of Operations

Year ended December 31, 2022 (continued)	AC VP Val, Cl I	AC VP Val, Cl II	BlackRock Global Alloc, Cl I	BlackRock Global Alloc, Cl III	Calvert VP EAFE Intl Index, Cl F(1)
Investment income
Dividend income	$83,278	$47,078	$—	$—	$12
Variable account expenses	27,211	9,405	—	2,372	—
Investment income (loss) — net	56,067	37,673	—	(2,372)	12

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	363,702	231,415	3,130	73,835	—
Cost of investments sold	251,179	182,310	3,902	88,746	—
Net realized gain (loss) on sales of investments	112,523	49,105	(772)	(14,911)	—
Distributions from capital gains	318,396	191,723	1,304	7,430	—
Net change in unrealized appreciation or depreciation of investments	(498,966)	(278,248)	(17,352)	(79,479)	(25)
Net gain (loss) on investments	(68,047)	(37,420)	(16,820)	(86,960)	(25)
Net increase (decrease) in net assets resulting from operations	$(11,980)	$253	$(16,820)	$(89,332)	$(13)

(1) For the period May 2, 2022 (commencement of operations) to December 31, 2022.

Year ended December 31, 2022 (continued)	Calvert VP EAFE Intl Index, Cl I(1)	Calvert VP Nasdaq 100 Index, Cl F(1)	Calvert VP Nasdaq 100 Index, Cl I(1)	Calv VP Russ 2000 Sm Cap Ind, Cl F(1)	Calv VP Russ 2000 Sm Cap Ind, Cl I(1)
Investment income
Dividend income	$342	$1	$12	$3	$3
Variable account expenses	—	—	—	—	—
Investment income (loss) — net	342	1	12	3	3

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	324	—	449	—	—
Cost of investments sold	327	—	446	—	—
Net realized gain (loss) on sales of investments	(3)	—	3	—	—
Distributions from capital gains	—	21	300	36	35
Net change in unrealized appreciation or depreciation of investments	45	(107)	(1,154)	(69)	(69)
Net gain (loss) on investments	42	(86)	(851)	(33)	(34)
Net increase (decrease) in net assets resulting from operations	$384	$(85)	$(839)	$(30)	$(31)

(1) For the period May 2, 2022 (commencement of operations) to December 31, 2022.

Year ended December 31, 2022 (continued)	Calvert VP SRI Bal, Cl I	Col VP Bal, Cl 1	Col VP Bal, Cl 3	Col VP Commodity Strategy, Cl 1	Col VP Commodity Strategy, Cl 2
Investment income
Dividend income	$30,823	$—	$—	$13,743	$9,293
Variable account expenses	12,485	—	127,390	—	—
Investment income (loss) — net	18,338	—	(127,390)	13,743	9,293

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	123,805	12,247	1,327,662	887	4,651
Cost of investments sold	128,838	12,667	668,118	757	3,408
Net realized gain (loss) on sales of investments	(5,033)	(420)	659,544	130	1,243
Distributions from capital gains	244,424	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(721,057)	(191,334)	(3,803,769)	(6,837)	(4,236)
Net gain (loss) on investments	(481,666)	(191,754)	(3,144,225)	(6,707)	(2,993)
Net increase (decrease) in net assets resulting from operations	$(463,328)	$(191,754)	$(3,271,615)	$7,036	$6,300

See accompanying notes to financial statements.

34	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Operations

Year ended December 31, 2022 (continued)	Col VP Contrarian Core, Cl 1	Col VP Contrarian Core, Cl 2	Col VP Disciplined Core, Cl 1	Col VP Disciplined Core, Cl 2	Col VP Disciplined Core, Cl 3
Investment income
Dividend income	$—	$—	$—	$—	$—
Variable account expenses	—	—	—	—	225,495
Investment income (loss) — net	—	—	—	—	(225,495)

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	9,554	27,294	2,126	29,254	2,116,451
Cost of investments sold	9,548	20,012	2,257	17,099	648,652
Net realized gain (loss) on sales of investments	6	7,282	(131)	12,155	1,467,799
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(24,944)	(37,876)	(11,031)	(96,221)	(7,534,782)
Net gain (loss) on investments	(24,938)	(30,594)	(11,162)	(84,066)	(6,066,983)
Net increase (decrease) in net assets resulting from operations	$(24,938)	$(30,594)	$(11,162)	$(84,066)	$(6,292,478)

Year ended December 31, 2022 (continued)	Col VP Divd Opp, Cl 1	Col VP Divd Opp, Cl 2	Col VP Divd Opp, Cl 3	Col VP Emerg Mkts Bond, Cl 1	Col VP Emerg Mkts Bond, Cl 2
Investment income
Dividend income	$—	$—	$—	$644	$819
Variable account expenses	—	—	71,172	—	—
Investment income (loss) — net	—	—	(71,172)	644	819

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	1,154	8,880	1,073,877	473	385
Cost of investments sold	1,075	6,348	543,321	513	473
Net realized gain (loss) on sales of investments	79	2,532	530,556	(40)	(88)
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(394)	(4,400)	(698,076)	(1,153)	(4,211)
Net gain (loss) on investments	(315)	(1,868)	(167,520)	(1,193)	(4,299)
Net increase (decrease) in net assets resulting from operations	$(315)	$(1,868)	$(238,692)	$(549)	$(3,480)

Year ended December 31, 2022 (continued)	Col VP Emer Mkts, Cl 1	Col VP Emer Mkts, Cl 2	Col VP Emer Mkts, Cl 3	Col VP Global Strategic Inc, Cl 2	Col VP Global Strategic Inc, Cl 3
Investment income
Dividend income	$—	$—	$—	$2,541	$40,894
Variable account expenses	—	—	11,603	—	6,429
Investment income (loss) — net	—	—	(11,603)	2,541	34,465

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	5,145	30,631	239,818	5,885	90,115
Cost of investments sold	7,333	45,255	320,377	6,448	111,961
Net realized gain (loss) on sales of investments	(2,188)	(14,624)	(80,559)	(563)	(21,846)
Distributions from capital gains	37,788	103,950	635,575	—	—
Net change in unrealized appreciation or depreciation of investments	(81,634)	(240,676)	(1,514,409)	(14,455)	(204,902)
Net gain (loss) on investments	(46,034)	(151,350)	(959,393)	(15,018)	(226,748)
Net increase (decrease) in net assets resulting from operations	$(46,034)	$(151,350)	$(970,996)	$(12,477)	$(192,283)

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	35

Statement of Operations

Year ended December 31, 2022 (continued)	Col VP Govt Money Mkt, Cl 1	Col VP Govt Money Mkt, Cl 2	Col VP Govt Money Mkt, Cl 3	Col VP Hi Yield Bond, Cl 1	Col VP Hi Yield Bond, Cl 2
Investment income
Dividend income	$1,661	$5,641	$28,888	$2,564	$14,284
Variable account expenses	—	—	13,386	—	—
Investment income (loss) — net	1,661	5,641	15,502	2,564	14,284

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	2,342	733,852	702,449	5,612	20,613
Cost of investments sold	2,342	733,851	702,448	5,906	22,527
Net realized gain (loss) on sales of investments	—	1	1	(294)	(1,914)
Distributions from capital gains	—	—	—	344	2,022
Net change in unrealized appreciation or depreciation of investments	—	—	—	(6,629)	(47,730)
Net gain (loss) on investments	—	1	1	(6,579)	(47,622)
Net increase (decrease) in net assets resulting from operations	$1,661	$5,642	$15,503	$(4,015)	$(33,338)

Year ended December 31, 2022 (continued)	Col VP Hi Yield Bond, Cl 3	Col VP Inc Opp, Cl 1	Col VP Inc Opp, Cl 2	Col VP Inc Opp, Cl 3	Col VP Inter Bond, Cl 1
Investment income
Dividend income	$129,744	$1,001	$1,586	$55,608	$1,625
Variable account expenses	13,545	—	—	5,771	—
Investment income (loss) — net	116,199	1,001	1,586	49,837	1,625

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	227,669	560	218	89,908	2,124
Cost of investments sold	248,246	627	247	106,699	2,547
Net realized gain (loss) on sales of investments	(20,577)	(67)	(29)	(16,791)	(423)
Distributions from capital gains	17,898	669	1,116	38,127	34
Net change in unrealized appreciation or depreciation of investments	(431,307)	(3,462)	(5,990)	(196,080)	(10,287)
Net gain (loss) on investments	(433,986)	(2,860)	(4,903)	(174,744)	(10,676)
Net increase (decrease) in net assets resulting from operations	$(317,787)	$(1,859)	$(3,317)	$(124,907)	$(9,051)

Year ended December 31, 2022 (continued)	Col VP Inter Bond, Cl 2	Col VP Inter Bond, Cl 3	Col VP Lg Cap Gro, Cl 1	Col VP Lg Cap Gro, Cl 2	Col VP Lg Cap Gro, Cl 3
Investment income
Dividend income	$1,272	$184,438	$—	$—	$—
Variable account expenses	—	36,215	—	—	17,074
Investment income (loss) — net	1,272	148,223	—	—	(17,074)

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	28,411	511,659	48,259	16,231	364,209
Cost of investments sold	32,653	595,498	54,427	11,469	174,529
Net realized gain (loss) on sales of investments	(4,242)	(83,839)	(6,168)	4,762	189,680
Distributions from capital gains	29	3,986	—	—	—
Net change in unrealized appreciation or depreciation of investments	(7,932)	(1,278,117)	(159,031)	(130,183)	(1,412,391)
Net gain (loss) on investments	(12,145)	(1,357,970)	(165,199)	(125,421)	(1,222,711)
Net increase (decrease) in net assets resulting from operations	$(10,873)	$(1,209,747)	$(165,199)	$(125,421)	$(1,239,785)
See accompanying notes to financial statements.

36	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Operations

Year ended December 31, 2022 (continued)	Col VP Lg Cap Index, Cl 1	Col VP Lg Cap Index, Cl 3	Col VP Limited Duration Cr, Cl 1	Col VP Limited Duration Cr, Cl 2	Col VP Long Govt/ Cr Bond, Cl 1
Investment income
Dividend income	$—	$—	$112	$3,288	$317
Variable account expenses	—	59,366	—	4,096	—
Investment income (loss) — net	—	(59,366)	112	(808)	317

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	52,836	808,102	46,071	907,882	8,103
Cost of investments sold	47,739	422,383	46,766	926,146	9,307
Net realized gain (loss) on sales of investments	5,097	385,719	(695)	(18,264)	(1,204)
Distributions from capital gains	—	—	—	—	347
Net change in unrealized appreciation or depreciation of investments	(339,229)	(2,983,716)	(310)	(25,768)	(2,104)
Net gain (loss) on investments	(334,132)	(2,597,997)	(1,005)	(44,032)	(2,961)
Net increase (decrease) in net assets resulting from operations	$(334,132)	$(2,657,363)	$(893)	$(44,840)	$(2,644)

Year ended December 31, 2022 (continued)	Col VP Long Govt/ Cr Bond, Cl 2	Col VP Overseas Core, Cl 1	Col VP Overseas Core, Cl 2	Col VP Overseas Core, Cl 3	Col VP Select Lg Cap Val, Cl 1
Investment income
Dividend income	$202	$611	$1,130	$35,459	$—
Variable account expenses	—	—	—	36,970	—
Investment income (loss) — net	202	611	1,130	(1,511)	—

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	266	2,511	18,524	322,871	25,660
Cost of investments sold	357	2,910	20,229	291,097	25,858
Net realized gain (loss) on sales of investments	(91)	(399)	(1,705)	31,774	(198)
Distributions from capital gains	250	7,678	11,684	333,003	—
Net change in unrealized appreciation or depreciation of investments	(3,131)	(18,577)	(37,093)	(1,184,325)	515
Net gain (loss) on investments	(2,972)	(11,298)	(27,114)	(819,548)	317
Net increase (decrease) in net assets resulting from operations	$(2,770)	$(10,687)	$(25,984)	$(821,059)	$317

Year ended December 31, 2022 (continued)	Col VP Select Lg Cap Val, Cl 2	Col VP Select Lg Cap Val, Cl 3	Col VP Select Mid Cap Gro, Cl 1	Col VP Select Mid Cap Gro, Cl 2	Col VP Select Mid Cap Gro, Cl 3
Investment income
Dividend income	$—	$—	$—	$—	$—
Variable account expenses	—	4,857	—	—	4,690
Investment income (loss) — net	—	(4,857)	—	—	(4,690)

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	24,219	67,841	4,433	13,961	177,509
Cost of investments sold	17,691	51,567	4,274	11,167	137,897
Net realized gain (loss) on sales of investments	6,528	16,274	159	2,794	39,612
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(9,058)	(32,391)	(49,050)	(36,979)	(421,838)
Net gain (loss) on investments	(2,530)	(16,117)	(48,891)	(34,185)	(382,226)
Net increase (decrease) in net assets resulting from operations	$(2,530)	$(20,974)	$(48,891)	$(34,185)	$(386,916)

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	37

Statement of Operations

Year ended December 31, 2022 (continued)	Col VP Select Mid Cap Val, Cl 1	Col VP Select Mid Cap Val, Cl 2	Col VP Select Mid Cap Val, Cl 3	Col VP Select Sm Cap Val, Cl 1	Col VP Select Sm Cap Val, Cl 2
Investment income
Dividend income	$—	$—	$—	$—	$—
Variable account expenses	—	—	3,688	—	—
Investment income (loss) — net	—	—	(3,688)	—	—

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	3,829	3,738	83,809	4,417	7,072
Cost of investments sold	3,751	2,791	57,322	4,223	5,949
Net realized gain (loss) on sales of investments	78	947	26,487	194	1,123
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(7,103)	(13,322)	(117,185)	(4,398)	(20,272)
Net gain (loss) on investments	(7,025)	(12,375)	(90,698)	(4,204)	(19,149)
Net increase (decrease) in net assets resulting from operations	$(7,025)	$(12,375)	$(94,386)	$(4,204)	$(19,149)

Year ended December 31, 2022 (continued)	Col VP Select Sm Cap Val, Cl 3	Col VP Sel Gbl Tech, Cl 1(1)	Col VP Sel Gbl Tech, Cl 2(1)	Col VP Strategic Inc, Cl 1	Col VP Strategic Inc, Cl 2
Investment income
Dividend income	$—	$—	$—	$2,463	$3,328
Variable account expenses	6,025	—	—	—	—
Investment income (loss) — net	(6,025)	—	—	2,463	3,328

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	101,898	4,315	6,209	5,849	64,208
Cost of investments sold	66,413	4,580	7,400	6,282	71,350
Net realized gain (loss) on sales of investments	35,485	(265)	(1,191)	(433)	(7,142)
Distributions from capital gains	—	27	1,601	3,432	5,114
Net change in unrealized appreciation or depreciation of investments	(221,654)	(4,081)	(76)	(15,412)	(19,542)
Net gain (loss) on investments	(186,169)	(4,319)	334	(12,413)	(21,570)
Net increase (decrease) in net assets resulting from operations	$(192,194)	$(4,319)	$334	$(9,950)	$(18,242)

(1) For the period May 2, 2022 (commencement of operations) to December 31, 2022.

Year ended December 31, 2022 (continued)	Col VP US Govt Mtge, Cl 1	Col VP US Govt Mtge, Cl 2	Col VP US Govt Mtge, Cl 3	CS Commodity Return	CTIVP AC Div Bond, Cl 1
Investment income
Dividend income	$252	$193	$24,884	$75,866	$834
Variable account expenses	—	—	7,214	2,562	—
Investment income (loss) — net	252	193	17,670	73,304	834

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	881	402	110,536	88,819	1,339
Cost of investments sold	962	435	123,222	84,616	1,480
Net realized gain (loss) on sales of investments	(81)	(33)	(12,686)	4,203	(141)
Distributions from capital gains	—	—	—	—	699
Net change in unrealized appreciation or depreciation of investments	(1,492)	(1,519)	(205,136)	(17,584)	(4,410)
Net gain (loss) on investments	(1,573)	(1,552)	(217,822)	(13,381)	(3,852)
Net increase (decrease) in net assets resulting from operations	$(1,321)	$(1,359)	$(200,152)	$59,923	$(3,018)

See accompanying notes to financial statements.

38	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Operations

Year ended December 31, 2022 (continued)	CTIVP AC Div Bond, Cl 2	CTIVP BR Gl Infl Prot Sec, Cl 1	CTIVP BR Gl Infl Prot Sec, Cl 2	CTIVP BR Gl Infl Prot Sec, Cl 3	CTIVP CenterSquare Real Est, Cl 1
Investment income
Dividend income	$504	$2,761	$874	$27,675	$598
Variable account expenses	—	—	—	3,271	—
Investment income (loss) — net	504	2,761	874	24,404	598

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	165	85,982	863	73,994	1,147
Cost of investments sold	191	94,219	941	82,158	1,263
Net realized gain (loss) on sales of investments	(26)	(8,237)	(78)	(8,164)	(116)
Distributions from capital gains	465	1,102	372	11,391	7,366
Net change in unrealized appreciation or depreciation of investments	(3,875)	(14,429)	(4,983)	(152,547)	(17,935)
Net gain (loss) on investments	(3,436)	(21,564)	(4,689)	(149,320)	(10,685)
Net increase (decrease) in net assets resulting from operations	$(2,932)	$(18,803)	$(3,815)	$(124,916)	$(10,087)

Year ended December 31, 2022 (continued)	CTIVP CenterSquare Real Est, Cl 2	CTIVP MFS Val, Cl 1	CTIVP MFS Val, Cl 2	CTIVP MS Adv, Cl 1	CTIVP MS Adv, Cl 2
Investment income
Dividend income	$2,837	$—	$—	$—	$—
Variable account expenses	—	—	—	—	—
Investment income (loss) — net	2,837	—	—	—	—

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	7,724	1,823	11,015	12,581	5,450
Cost of investments sold	7,832	1,744	8,109	18,184	6,949
Net realized gain (loss) on sales of investments	(108)	79	2,906	(5,603)	(1,499)
Distributions from capital gains	41,953	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(106,244)	(2,132)	(15,255)	(18,473)	(35,658)
Net gain (loss) on investments	(64,399)	(2,053)	(12,349)	(24,076)	(37,157)
Net increase (decrease) in net assets resulting from operations	$(61,562)	$(2,053)	$(12,349)	$(24,076)	$(37,157)

Year ended December 31, 2022 (continued)	CTIVP Prin Blue Chip Gro, Cl 1	CTIVP Prin Blue Chip Gro, Cl 2	CTIVP T Rowe Price LgCap Val, Cl 1	CTIVP T Rowe Price LgCap Val, Cl 2	CTIVP TCW Core Plus Bond, Cl 1
Investment income
Dividend income	$—	$—	$—	$—	$653
Variable account expenses	—	—	—	—	—
Investment income (loss) — net	—	—	—	—	653

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	13,997	9,565	12,859	366	9,524
Cost of investments sold	17,426	6,790	12,036	284	10,445
Net realized gain (loss) on sales of investments	(3,429)	2,775	823	82	(921)
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(20,456)	(24,860)	(5,772)	(5,179)	(8,370)
Net gain (loss) on investments	(23,885)	(22,085)	(4,949)	(5,097)	(9,291)
Net increase (decrease) in net assets resulting from operations	$(23,885)	$(22,085)	$(4,949)	$(5,097)	$(8,638)

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	39

Statement of Operations

Year ended December 31, 2022 (continued)	CTIVP TCW Core Plus Bond, Cl 2	CTIVP Vty Sycamore Estb Val, Cl 1	CTIVP Vty Sycamore Estb Val, Cl 2	CTIVP Vty Sycamore Estb Val, Cl 3	CTIVP Westfield Mid Cap Gro, Cl 1
Investment income
Dividend income	$192	$—	$—	$—	$—
Variable account expenses	—	—	—	6,389	—
Investment income (loss) — net	192	—	—	(6,389)	—

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	3,306	4,189	18,980	170,733	780
Cost of investments sold	3,651	4,011	12,671	119,259	856
Net realized gain (loss) on sales of investments	(345)	178	6,309	51,474	(76)
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(3,411)	(1,589)	(19,382)	(94,699)	(6,267)
Net gain (loss) on investments	(3,756)	(1,411)	(13,073)	(43,225)	(6,343)
Net increase (decrease) in net assets resulting from operations	$(3,564)	$(1,411)	$(13,073)	$(49,614)	$(6,343)

Year ended December 31, 2022 (continued)	CTIVP Westfield Mid Cap Gro, Cl 2	Del Ivy VIP Asset Strategy, Cl II	DWS Alt Asset Alloc VIP, Cl A	DWS Alt Asset Alloc VIP, Cl B	EV VT Floating-Rate Inc, Init Cl
Investment income
Dividend income	$—	$1,037	$191	$17,489	$59,544
Variable account expenses	—	269	—	317	7,131
Investment income (loss) — net	—	768	191	17,172	52,413

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	10,717	2,954	610	20,515	136,287
Cost of investments sold	9,143	3,381	626	18,856	142,525
Net realized gain (loss) on sales of investments	1,574	(427)	(16)	1,659	(6,238)
Distributions from capital gains	—	5,244	3	255	—
Net change in unrealized appreciation or depreciation of investments	(21,691)	(16,877)	(452)	(39,920)	(89,800)
Net gain (loss) on investments	(20,117)	(12,060)	(465)	(38,006)	(96,038)
Net increase (decrease) in net assets resulting from operations	$(20,117)	$(11,292)	$(274)	$(20,834)	$(43,625)

Year ended December 31, 2022 (continued)	Fid VIP Contrafund, Init Cl	Fid VIP Contrafund, Serv Cl 2	Fid VIP Gro & Inc, Serv Cl	Fid VIP Gro & Inc, Serv Cl 2	Fid VIP Mid Cap, Init Cl
Investment income
Dividend income	$2,221	$13,919	$71,257	$30,014	$1,620
Variable account expenses	—	27,281	29,344	7,961	—
Investment income (loss) — net	2,221	(13,362)	41,913	22,053	1,620

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	15,038	490,382	408,883	107,552	9,346
Cost of investments sold	16,595	406,866	292,655	89,068	10,224
Net realized gain (loss) on sales of investments	(1,557)	83,516	116,228	18,484	(878)
Distributions from capital gains	18,746	261,682	90,843	41,608	17,190
Net change in unrealized appreciation or depreciation of investments	(105,080)	(2,125,935)	(530,756)	(196,208)	(43,231)
Net gain (loss) on investments	(87,891)	(1,780,737)	(323,685)	(136,116)	(26,919)
Net increase (decrease) in net assets resulting from operations	$(85,670)	$(1,794,099)	$(281,772)	$(114,063)	$(25,299)

See accompanying notes to financial statements.

40	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Operations

Year ended December 31, 2022 (continued)	Fid VIP Mid Cap, Serv Cl	Fid VIP Mid Cap, Serv Cl 2	Fid VIP Overseas, Serv Cl	Fid VIP Overseas, Serv Cl 2	Fid VIP Strategic Inc, Init Cl
Investment income
Dividend income	$23,103	$14,439	$13,388	$8,761	$7,114
Variable account expenses	39,363	20,287	9,761	4,063	—
Investment income (loss) — net	(16,260)	(5,848)	3,627	4,698	7,114

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	550,308	364,517	147,119	41,520	13,659
Cost of investments sold	515,080	366,751	129,153	38,701	14,738
Net realized gain (loss) on sales of investments	35,228	(2,234)	17,966	2,819	(1,079)
Distributions from capital gains	380,629	365,191	13,015	9,478	113
Net change in unrealized appreciation or depreciation of investments	(1,450,097)	(1,307,703)	(492,102)	(343,134)	(21,870)
Net gain (loss) on investments	(1,034,240)	(944,746)	(461,121)	(330,837)	(22,836)
Net increase (decrease) in net assets resulting from operations	$(1,050,500)	$(950,594)	$(457,494)	$(326,139)	$(15,722)

Year ended December 31, 2022 (continued)	Fid VIP Strategic Inc, Serv Cl 2	Frank Global Real Est, Cl 2	Frank Inc, Cl 1	Frank Inc, Cl 2	Frank Mutual Shares, Cl 1
Investment income
Dividend income	$688	$53,261	$135	$18,210	$392
Variable account expenses	—	11,420	—	2,061	—
Investment income (loss) — net	688	41,841	135	16,149	392

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	21,980	242,623	686	57,141	3,748
Cost of investments sold	23,696	257,544	708	55,986	4,119
Net realized gain (loss) on sales of investments	(1,716)	(14,921)	(22)	1,155	(371)
Distributions from capital gains	37	159,203	52	7,391	1,989
Net change in unrealized appreciation or depreciation of investments	(3,325)	(896,597)	(240)	(47,937)	(2,714)
Net gain (loss) on investments	(5,004)	(752,315)	(210)	(39,391)	(1,096)
Net increase (decrease) in net assets resulting from operations	$(4,316)	$(710,474)	$(75)	$(23,242)	$(704)

Year ended December 31, 2022 (continued)	Frank Mutual Shares, Cl 2	Frank Sm Cap Val, Cl 1	Frank Sm Cap Val, Cl 2	GS VIT Mid Cap Val, Inst	GS VIT Multi-Strategy Alt, Advisor
Investment income
Dividend income	$31,447	$904	$26,772	$42,173	$1,370
Variable account expenses	7,589	—	13,471	33,481	196
Investment income (loss) — net	23,858	904	13,301	8,692	1,174

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	121,244	5,432	311,596	568,374	2,434
Cost of investments sold	127,509	5,412	355,324	528,639	2,529
Net realized gain (loss) on sales of investments	(6,265)	20	(43,728)	39,735	(95)
Distributions from capital gains	189,913	12,984	505,220	906,937	—
Net change in unrealized appreciation or depreciation of investments	(350,309)	(20,123)	(799,467)	(1,692,945)	(4,315)
Net gain (loss) on investments	(166,661)	(7,119)	(337,975)	(746,273)	(4,410)
Net increase (decrease) in net assets resulting from operations	$(142,803)	$(6,215)	$(324,674)	$(737,581)	$(3,236)

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	41

Statement of Operations

Year ended December 31, 2022 (continued)	GS VIT Sm Cap Eq Insights, Inst	GS VIT U.S. Eq Insights, Inst	Invesco VI Am Fran, Ser I	Invesco VI Am Fran, Ser II	Invesco VI Bal Risk Alloc, Ser I
Investment income
Dividend income	$1,598	$22,334	$—	$—	$1,552
Variable account expenses	3,325	14,119	3,724	3,785	—
Investment income (loss) — net	(1,727)	8,215	(3,724)	(3,785)	1,552

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	34,032	239,026	48,819	179,698	285
Cost of investments sold	39,932	246,364	43,738	234,600	303
Net realized gain (loss) on sales of investments	(5,900)	(7,338)	5,081	(54,902)	(18)
Distributions from capital gains	5,359	14,217	154,457	287,700	723
Net change in unrealized appreciation or depreciation of investments	(117,234)	(660,475)	(395,211)	(565,472)	(5,152)
Net gain (loss) on investments	(117,775)	(653,596)	(235,673)	(332,674)	(4,447)
Net increase (decrease) in net assets resulting from operations	$(119,502)	$(645,381)	$(239,397)	$(336,459)	$(2,895)

Year ended December 31, 2022 (continued)	Invesco VI Bal Risk Alloc, Ser II	Invesco VI Comstock, Ser II	Invesco VI Core Eq, Ser I	Invesco VI Dis Mid Cap Gro, Ser I	Invesco VI Div Divd, Ser I
Investment income
Dividend income	$20,759	$5,471	$88,818	$—	$21,069
Variable account expenses	1,365	2,818	82,304	4,502	5,394
Investment income (loss) — net	19,394	2,653	6,514	(4,502)	15,675

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	58,193	98,479	721,605	160,633	209,507
Cost of investments sold	62,173	88,208	672,433	163,054	171,305
Net realized gain (loss) on sales of investments	(3,980)	10,271	49,172	(2,421)	38,202
Distributions from capital gains	10,043	12,474	1,509,422	214,183	138,223
Net change in unrealized appreciation or depreciation of investments	(72,112)	(26,491)	(4,048,796)	(564,226)	(208,936)
Net gain (loss) on investments	(66,049)	(3,746)	(2,490,202)	(352,464)	(32,511)
Net increase (decrease) in net assets resulting from operations	$(46,655)	$(1,093)	$(2,483,688)	$(356,966)	$(16,836)

Year ended December 31, 2022 (continued)	Invesco VI EQV Intl Eq, Ser II	Invesco VI Global, Ser I	Invesco VI Global, Ser II	Invesco VI Gbl Strat Inc, Ser I	Invesco VI Gbl Strat Inc, Ser II
Investment income
Dividend income	$14,864	$—	$—	$—	$—
Variable account expenses	5,542	—	7,003	—	7,721
Investment income (loss) — net	9,322	—	(7,003)	—	(7,721)

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	78,208	14,430	243,857	1,002	138,753
Cost of investments sold	82,857	16,815	271,042	1,105	173,055
Net realized gain (loss) on sales of investments	(4,649)	(2,385)	(27,185)	(103)	(34,302)
Distributions from capital gains	116,273	25,306	280,106	—	—
Net change in unrealized appreciation or depreciation of investments	(358,761)	(59,573)	(947,737)	(731)	(171,810)
Net gain (loss) on investments	(247,137)	(36,652)	(694,816)	(834)	(206,112)
Net increase (decrease) in net assets resulting from operations	$(237,815)	$(36,652)	$(701,819)	$(834)	$(213,833)

See accompanying notes to financial statements.

42	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Operations

Year ended December 31, 2022 (continued)	Invesco VI Mn St Sm Cap, Ser I	Invesco VI Mn St Sm Cap, Ser II	Invesco VI Tech, Ser I	Invesco VI Tech, Ser II(1)	Janus Henderson VIT Bal, Inst
Investment income
Dividend income	$905	$4,243	$—	$—	$6,731
Variable account expenses	—	5,955	5,231	—	—
Investment income (loss) — net	905	(1,712)	(5,231)	—	6,731

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	5,203	186,853	206,007	—	8,650
Cost of investments sold	5,649	174,199	205,749	—	8,822
Net realized gain (loss) on sales of investments	(446)	12,654	258	—	(172)
Distributions from capital gains	19,643	198,802	357,118	48	16,095
Net change in unrealized appreciation or depreciation of investments	(43,596)	(519,578)	(873,743)	(76)	(115,553)
Net gain (loss) on investments	(24,399)	(308,122)	(516,367)	(28)	(99,630)
Net increase (decrease) in net assets resulting from operations	$(23,494)	$(309,834)	$(521,598)	$(28)	$(92,899)

(1) For the period May 2, 2022 (commencement of operations) to December 31, 2022.

Year ended December 31, 2022 (continued)	Janus Henderson VIT Bal, Serv	Janus Henderson VIT Enter, Serv	Janus Henderson VIT Flex Bd, Inst	Janus Henderson VIT Flex Bd, Serv	Janus Hend VIT Gbl Tech Innov, Srv
Investment income
Dividend income	$701	$600	$948	$161	$—
Variable account expenses	—	3,922	—	—	10,283
Investment income (loss) — net	701	(3,322)	948	161	(10,283)

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	499	51,997	1,157	251	311,250
Cost of investments sold	465	39,976	1,212	289	283,541
Net realized gain (loss) on sales of investments	34	12,021	(55)	(38)	27,709
Distributions from capital gains	1,832	131,389	717	133	356,777
Net change in unrealized appreciation or depreciation of investments	(13,725)	(284,537)	(2,536)	(1,423)	(1,404,604)
Net gain (loss) on investments	(11,859)	(141,127)	(1,874)	(1,328)	(1,020,118)
Net increase (decrease) in net assets resulting from operations	$(11,158)	$(144,449)	$(926)	$(1,167)	$(1,030,401)

Year ended December 31, 2022 (continued)	Janus Henderson VIT Overseas, Serv	Janus Henderson VIT Res, Inst	Janus Henderson VIT Res, Serv	Lazard Ret Global Dyn MA, Inv	Lazard Ret Global Dyn MA, Serv
Investment income
Dividend income	$29,562	$55	$—	$6	$18
Variable account expenses	10,032	—	3,008	—	129
Investment income (loss) — net	19,530	55	(3,008)	6	(111)

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	177,277	317	102,122	514	12,039
Cost of investments sold	166,017	332	98,740	575	12,926
Net realized gain (loss) on sales of investments	11,260	(15)	3,382	(61)	(887)
Distributions from capital gains	—	1,002	100,014	150	1,247
Net change in unrealized appreciation or depreciation of investments	(220,842)	(4,148)	(309,908)	(478)	(5,593)
Net gain (loss) on investments	(209,582)	(3,161)	(206,512)	(389)	(5,233)
Net increase (decrease) in net assets resulting from operations	$(190,052)	$(3,106)	$(209,520)	$(383)	$(5,344)

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	43

Statement of Operations

Year ended December 31, 2022 (continued)	MFS Mass Inv Gro Stock, Serv Cl	MFS New Dis, Serv Cl	MFS Utilities, Init Cl	MFS Utilities, Serv Cl	MS VIF Dis, Cl I
Investment income
Dividend income	$—	$—	$948	$24,962	$—
Variable account expenses	16,552	9,994	—	5,395	—
Investment income (loss) — net	(16,552)	(9,994)	948	19,567	—

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	327,988	196,265	351	122,012	19,635
Cost of investments sold	301,123	267,142	352	102,113	35,810
Net realized gain (loss) on sales of investments	26,865	(70,877)	(1)	19,899	(16,175)
Distributions from capital gains	395,775	715,690	1,503	43,890	47,859
Net change in unrealized appreciation or depreciation of investments	(1,101,837)	(1,458,271)	(2,177)	(83,268)	(131,322)
Net gain (loss) on investments	(679,197)	(813,458)	(675)	(19,479)	(99,638)
Net increase (decrease) in net assets resulting from operations	$(695,749)	$(823,452)	$273	$88	$(99,638)

Year ended December 31, 2022 (continued)	MS VIF Dis, Cl II	MS VIF Global Real Est, Cl II	NB AMT Sus Eq, Cl I	NB AMT Sus Eq, Cl S	NB AMT US Eq Index PW Strat, Cl S
Investment income
Dividend income	$—	$15,195	$47	$46	$—
Variable account expenses	4,098	1,718	—	—	69
Investment income (loss) — net	(4,098)	13,477	47	46	(69)

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	178,678	20,150	268	931	1,595
Cost of investments sold	414,354	23,677	279	975	1,666
Net realized gain (loss) on sales of investments	(235,676)	(3,527)	(11)	(44)	(71)
Distributions from capital gains	356,418	13,444	1,002	3,493	5,047
Net change in unrealized appreciation or depreciation of investments	(1,052,231)	(130,148)	(2,366)	(9,969)	(8,551)
Net gain (loss) on investments	(931,489)	(120,231)	(1,375)	(6,520)	(3,575)
Net increase (decrease) in net assets resulting from operations	$(935,587)	$(106,754)	$(1,328)	$(6,474)	$(3,644)

Year ended December 31, 2022 (continued)	PIMCO VIT All Asset, Advisor Cl	PIMCO VIT All Asset, Inst Cl	PIMCO VIT Glb Man As Alloc, Adv Cl	PIMCO VIT Tot Return, Advisor Cl	PIMCO VIT Tot Return, Inst Cl
Investment income
Dividend income	$52,426	$540	$108	$9,533	$1,620
Variable account expenses	4,271	—	—	2,079	—
Investment income (loss) — net	48,155	540	108	7,454	1,620

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	156,912	2,692	354	22,781	2,673
Cost of investments sold	170,380	3,045	435	26,055	3,020
Net realized gain (loss) on sales of investments	(13,468)	(353)	(81)	(3,274)	(347)
Distributions from capital gains	56,621	450	1,011	—	—
Net change in unrealized appreciation or depreciation of investments	(188,588)	(1,356)	(2,266)	(67,035)	(8,407)
Net gain (loss) on investments	(145,435)	(1,259)	(1,336)	(70,309)	(8,754)
Net increase (decrease) in net assets resulting from operations	$(97,280)	$(719)	$(1,228)	$(62,855)	$(7,134)

See accompanying notes to financial statements.

44	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Operations

Year ended December 31, 2022 (continued)	Put VT Global Hlth Care, Cl IA(1)	Put VT Global Hlth Care, Cl IB	Put VT Hi Yield, Cl IB	Put VT Intl Eq, Cl IB	Put VT Sus Leaders, Cl IA
Investment income
Dividend income	$—	$5,238	$15,435	$2,143	$96,270
Variable account expenses	—	6,856	1,992	690	98,586
Investment income (loss) — net	—	(1,618)	13,443	1,453	(2,316)

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	79	117,826	75,276	7,623	786,337
Cost of investments sold	74	115,516	88,449	7,903	658,633
Net realized gain (loss) on sales of investments	5	2,310	(13,173)	(280)	127,704
Distributions from capital gains	—	118,885	585	15,337	1,712,527
Net change in unrealized appreciation or depreciation of investments	946	(195,439)	(40,570)	(41,668)	(5,204,644)
Net gain (loss) on investments	951	(74,244)	(53,158)	(26,611)	(3,364,413)
Net increase (decrease) in net assets resulting from operations	$951	$(75,862)	$(39,715)	$(25,158)	$(3,366,729)

(1) For the period May 2, 2022 (commencement of operations) to December 31, 2022.

Year ended December 31, 2022 (continued)	Put VT Sus Leaders, Cl IB	Royce Micro-Cap, Invest Cl	Temp Global Bond, Cl 1	Temp Global Bond, Cl 2	Third Ave VST Third Ave Value
Investment income
Dividend income	$575	$—	$—	$—	$31,168
Variable account expenses	476	12,929	—	789	13,795
Investment income (loss) — net	99	(12,929)	—	(789)	17,373

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	6,969	236,812	—	19,366	273,520
Cost of investments sold	6,500	223,350	—	23,652	222,646
Net realized gain (loss) on sales of investments	469	13,462	—	(4,286)	50,874
Distributions from capital gains	15,987	567,112	—	—	—
Net change in unrealized appreciation or depreciation of investments	(46,724)	(1,113,987)	(1,036)	(4,875)	232,579
Net gain (loss) on investments	(30,268)	(533,413)	(1,036)	(9,161)	283,453
Net increase (decrease) in net assets resulting from operations	$(30,169)	$(546,342)	$(1,036)	$(9,950)	$300,826

Year ended December 31, 2022 (continued)	VanEck VIP Global Gold, Cl S	VP Aggr, Cl 1	VP Aggr, Cl 2	VP Aggr, Cl 4	VP Conserv, Cl 1
Investment income
Dividend income	$—	$—	$—	$—	$—
Variable account expenses	521	—	56,782	109,758	—
Investment income (loss) — net	(521)	—	(56,782)	(109,758)	—

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	18,416	92,137	2,523,102	1,452,284	—
Cost of investments sold	19,329	90,169	1,784,899	980,696	—
Net realized gain (loss) on sales of investments	(913)	1,968	738,203	471,588	—
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(18,777)	(95,339)	(5,419,334)	(5,264,696)	(3)
Net gain (loss) on investments	(19,690)	(93,371)	(4,681,131)	(4,793,108)	(3)
Net increase (decrease) in net assets resulting from operations	$(20,211)	$(93,371)	$(4,737,913)	$(4,902,866)	$(3)

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	45

Statement of Operations

Year ended December 31, 2022 (continued)	VP Conserv, Cl 2	VP Conserv, Cl 4	VP Man Vol Conserv, Cl 1	VP Man Vol Conserv, Cl 2	VP Man Vol Conserv Gro, Cl 1
Investment income
Dividend income	$—	$—	$—	$—	$—
Variable account expenses	3,021	3,255	—	741	—
Investment income (loss) — net	(3,021)	(3,255)	—	(741)	—

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	227,852	131,747	—	30,190	1,004
Cost of investments sold	212,014	116,124	—	31,667	1,143
Net realized gain (loss) on sales of investments	15,838	15,623	—	(1,477)	(139)
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(116,245)	(103,459)	(4)	(20,769)	(10,142)
Net gain (loss) on investments	(100,407)	(87,836)	(4)	(22,246)	(10,281)
Net increase (decrease) in net assets resulting from operations	$(103,428)	$(91,091)	$(4)	$(22,987)	$(10,281)

Year ended December 31, 2022 (continued)	VP Man Vol Conserv Gro, Cl 2	VP Man Vol Gro, Cl 1	VP Man Vol Gro, Cl 2	VP Man Vol Mod Gro, Cl 1	VP Man Vol Mod Gro, Cl 2
Investment income
Dividend income	$—	$—	$—	$—	$—
Variable account expenses	830	—	6,116	—	5,989
Investment income (loss) — net	(830)	—	(6,116)	—	(5,989)

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	12,480	22,114	17,840	18,636	237,875
Cost of investments sold	12,382	23,931	15,667	20,233	215,936
Net realized gain (loss) on sales of investments	98	(1,817)	2,173	(1,597)	21,939
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(29,840)	(87,722)	(468,723)	(16,482)	(403,350)
Net gain (loss) on investments	(29,742)	(89,539)	(466,550)	(18,079)	(381,411)
Net increase (decrease) in net assets resulting from operations	$(30,572)	$(89,539)	$(472,666)	$(18,079)	$(387,400)

Year ended December 31, 2022 (continued)	VP Mod, Cl 1	VP Mod, Cl 2	VP Mod, Cl 4	VP Mod Aggr, Cl 1	VP Mod Aggr, Cl 2
Investment income
Dividend income	$—	$—	$—	$—	$—
Variable account expenses	—	133,216	172,983	—	152,704
Investment income (loss) — net	—	(133,216)	(172,983)	—	(152,704)

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	85,680	3,193,161	2,538,333	207,022	3,295,316
Cost of investments sold	97,484	2,513,658	1,875,702	220,084	2,421,215
Net realized gain (loss) on sales of investments	(11,804)	679,503	662,631	(13,062)	874,101
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(287,907)	(5,741,201)	(7,151,742)	(710,759)	(8,730,547)
Net gain (loss) on investments	(299,711)	(5,061,698)	(6,489,111)	(723,821)	(7,856,446)
Net increase (decrease) in net assets resulting from operations	$(299,711)	$(5,194,914)	$(6,662,094)	$(723,821)	$(8,009,150)

See accompanying notes to financial statements.

46	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Operations

Year ended December 31, 2022 (continued)	VP Mod Aggr, Cl 4	VP Mod Conserv, Cl 1	VP Mod Conserv, Cl 2	VP Mod Conserv, Cl 4	VP Ptnrs Core Bond, Cl 1
Investment income
Dividend income	$—	$—	$—	$—	$128
Variable account expenses	274,527	—	11,685	14,008	—
Investment income (loss) — net	(274,527)	—	(11,685)	(14,008)	128

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	4,024,392	8,305	283,829	270,310	580
Cost of investments sold	2,816,518	8,141	259,652	220,126	630
Net realized gain (loss) on sales of investments	1,207,874	164	24,177	50,184	(50)
Distributions from capital gains	—	—	—	—	56
Net change in unrealized appreciation or depreciation of investments	(12,913,348)	(60,747)	(431,482)	(565,601)	(1,070)
Net gain (loss) on investments	(11,705,474)	(60,583)	(407,305)	(515,417)	(1,064)
Net increase (decrease) in net assets resulting from operations	$(11,980,001)	$(60,583)	$(418,990)	$(529,425)	$(936)

Year ended December 31, 2022 (continued)	VP Ptnrs Core Bond, Cl 2	VP Ptnrs Core Eq, Cl 1	VP Ptnrs Core Eq, Cl 2	VP Ptnrs Core Eq, Cl 3	VP Ptnrs Intl Core Eq, Cl 1
Investment income
Dividend income	$50	$—	$—	$—	$636
Variable account expenses	—	—	—	2,059	—
Investment income (loss) — net	50	—	—	(2,059)	636

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	398	34	—	116,437	1,252
Cost of investments sold	444	34	—	75,179	1,579
Net realized gain (loss) on sales of investments	(46)	—	—	41,258	(327)
Distributions from capital gains	26	—	—	—	8,431
Net change in unrealized appreciation or depreciation of investments	(558)	(181)	(192)	(125,735)	(16,943)
Net gain (loss) on investments	(578)	(181)	(192)	(84,477)	(8,839)
Net increase (decrease) in net assets resulting from operations	$(528)	$(181)	$(192)	$(86,536)	$(8,203)

Year ended December 31, 2022 (continued)	VP Ptnrs Intl Core Eq, Cl 2	VP Ptnrs Intl Gro, Cl 1	VP Ptnrs Intl Gro, Cl 2	VP Ptnrs Intl Val, Cl 1	VP Ptnrs Intl Val, Cl 2
Investment income
Dividend income	$573	$—	$—	$247	$1,692
Variable account expenses	—	—	—	—	—
Investment income (loss) — net	573	—	—	247	1,692

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	8,227	14,087	33,731	1,246	26,779
Cost of investments sold	9,645	11,929	38,519	1,325	29,128
Net realized gain (loss) on sales of investments	(1,418)	2,158	(4,788)	(79)	(2,349)
Distributions from capital gains	5,724	5,134	12,283	—	—
Net change in unrealized appreciation or depreciation of investments	(12,674)	(37,605)	(79,590)	(625)	(9,590)
Net gain (loss) on investments	(8,368)	(30,313)	(72,095)	(704)	(11,939)
Net increase (decrease) in net assets resulting from operations	$(7,795)	$(30,313)	$(72,095)	$(457)	$(10,247)

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	47

Statement of Operations

Year ended December 31, 2022 (continued)	VP Ptnrs Sm Cap Gro, Cl 1	VP Ptnrs Sm Cap Gro, Cl 2	VP Ptnrs Sm Cap Val, Cl 1	VP Ptnrs Sm Cap Val, Cl 2	VP Ptnrs Sm Cap Val, Cl 3
Investment income
Dividend income	$—	$—	$—	$—	$—
Variable account expenses	—	—	—	—	3,357
Investment income (loss) — net	—	—	—	—	(3,357)

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	1,200	4,249	1,420	71	96,745
Cost of investments sold	1,389	3,541	1,452	59	74,815
Net realized gain (loss) on sales of investments	(189)	708	(32)	12	21,930
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(3,468)	(10,289)	(868)	(848)	(124,921)
Net gain (loss) on investments	(3,657)	(9,581)	(900)	(836)	(102,991)
Net increase (decrease) in net assets resulting from operations	$(3,657)	$(9,581)	$(900)	$(836)	$(106,348)

Year ended December 31, 2022 (continued)	VP US Flex Conserv Gro, Cl 1	VP US Flex Gro, Cl 1	VP US Flex Mod Gro, Cl 1	Wanger Acorn	Wanger Intl
Investment income
Dividend income	$—	$—	$—	$—	$38,842
Variable account expenses	—	—	—	28,960	21,902
Investment income (loss) — net	—	—	—	(28,960)	16,940

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	29	5,974	70	328,951	352,741
Cost of investments sold	30	6,317	70	513,048	456,422
Net realized gain (loss) on sales of investments	(1)	(343)	—	(184,097)	(103,681)
Distributions from capital gains	—	—	—	1,909,424	768,223
Net change in unrealized appreciation or depreciation of investments	(253)	(10,219)	(1,160)	(4,220,878)	(2,713,043)
Net gain (loss) on investments	(254)	(10,562)	(1,160)	(2,495,551)	(2,048,501)
Net increase (decrease) in net assets resulting from operations	$(254)	$(10,562)	$(1,160)	$(2,524,511)	$(2,031,561)

Year ended December 31, 2022 (continued)				WA Var Global Hi Yd Bond, Cl I	WA Var Global Hi Yd Bond, Cl II
Investment income
Dividend income				$1,133	$530
Variable account expenses				—	—
Investment income (loss) — net				1,133	530

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales				1,052	1,688
Cost of investments sold				1,180	2,033
Net realized gain (loss) on sales of investments				(128)	(345)
Distributions from capital gains				—	—
Net change in unrealized appreciation or depreciation of investments				(2,260)	(1,680)
Net gain (loss) on investments				(2,388)	(2,025)
Net increase (decrease) in net assets resulting from operations				$(1,255)	$(1,495)

See accompanying notes to financial statements.

48	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2022	AB VPS Dyn Asset Alloc, Cl B	AB VPS Gro & Inc, Cl B	AB VPS Intl Val, Cl B	AB VPS Lg Cap Gro, Cl A	AB VPS Lg Cap Gro, Cl B
Operations
Investment income (loss) — net	$11	$16,539	$91,981	$—	$(6,159)
Net realized gain (loss) on sales of investments	—	16,877	(7,553)	(2,200)	2,619
Distributions from capital gains	147	412,088	—	17,413	241,564
Net change in unrealized appreciation or depreciation of investments	(256)	(578,281)	(487,104)	(61,857)	(891,053)
Net increase (decrease) in net assets resulting from operations	(98)	(132,777)	(402,676)	(46,644)	(653,029)

Contract transactions
Contract purchase payments	—	65,312	147,976	75,394	125,874
Net transfers(1)	—	(59,299)	(18,761)	33,842	102,845
Transfers for policy loans	—	(25,598)	(11,973)	—	(5,974)
Policy charges	—	(59,713)	(89,150)	(11,628)	(46,621)
Contract terminations:
Surrender benefits	—	(13,226)	(46,211)	—	(8,659)
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	—	(92,524)	(18,119)	97,608	167,465
Net assets at beginning of year	525	2,756,038	2,868,114	121,984	2,208,334
Net assets at end of year	$427	$2,530,737	$2,447,319	$172,948	$1,722,770

Accumulation unit activity
Units outstanding at beginning of year	—	721,010	1,523,422	58,808	349,809
Units purchased	—	18,149	98,506	65,097	54,590
Units redeemed	—	(41,537)	(105,966)	(7,280)	(12,562)
Units outstanding at end of year	—	697,622	1,515,962	116,625	391,837

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	49

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	Allspg VT Index Asset Alloc, Cl 2	Allspg VT Intl Eq, Cl 2	Allspg VT Opp, Cl 1	Allspg VT Opp, Cl 2	Allspg VT Sm Cap Gro, Cl 1
Operations
Investment income (loss) — net	$1,158	$28,056	$—	$(5,030)	$—
Net realized gain (loss) on sales of investments	(3,251)	(32,004)	(55)	11,028	(5,082)
Distributions from capital gains	63,023	—	1,533	246,572	15,123
Net change in unrealized appreciation or depreciation of investments	(167,930)	(125,702)	(2,724)	(579,190)	(49,864)
Net increase (decrease) in net assets resulting from operations	(107,000)	(129,650)	(1,246)	(326,620)	(39,823)

Contract transactions
Contract purchase payments	21,072	42,283	3,522	50,161	65,278
Net transfers(1)	(26,411)	5,173	7,233	(44,398)	58,999
Transfers for policy loans	3,087	77	—	(3,127)	—
Policy charges	(15,729)	(26,033)	(570)	(30,761)	(9,873)
Contract terminations:
Surrender benefits	(1)	(17,128)	(140)	(31,464)	—
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	(17,982)	4,372	10,045	(59,589)	114,404
Net assets at beginning of year	619,694	1,050,771	3,000	1,578,669	82,772
Net assets at end of year	$494,712	$925,493	$11,799	$1,192,460	$157,353

Accumulation unit activity
Units outstanding at beginning of year	268,474	482,056	1,604	297,509	45,645
Units purchased	12,264	29,271	7,228	13,375	94,136
Units redeemed	(20,476)	(26,888)	(389)	(24,131)	(7,710)
Units outstanding at end of year	260,262	484,439	8,443	286,753	132,071

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

50	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	Allspg VT Sm Cap Gro, Cl 2	ALPS Alerian Engy Infr, Class I	ALPS Alerian Engy Infr, Class III	AC VP Intl, Cl I	AC VP Intl, Cl II
Operations
Investment income (loss) — net	$(4,662)	$1,056	$18,108	$5,604	$6,429
Net realized gain (loss) on sales of investments	(46,778)	58	10,180	3,213	(3,621)
Distributions from capital gains	239,270	—	—	110,995	110,745
Net change in unrealized appreciation or depreciation of investments	(862,445)	(197)	32,524	(355,884)	(345,832)
Net increase (decrease) in net assets resulting from operations	(674,615)	917	60,812	(236,072)	(232,279)

Contract transactions
Contract purchase payments	78,667	13,273	21,183	23,425	30,883
Net transfers(1)	(51,511)	6,999	55,508	(17,757)	5,906
Transfers for policy loans	(16,574)	—	(11,257)	7,183	(6,594)
Policy charges	(33,581)	(366)	(5,591)	(21,683)	(12,400)
Contract terminations:
Surrender benefits	(27,830)	(226)	(5,826)	(17,581)	(10,998)
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	(50,829)	19,680	54,017	(26,413)	6,797
Net assets at beginning of year	1,936,899	2,236	389,588	927,558	926,276
Net assets at end of year	$1,211,455	$22,833	$504,417	$665,073	$700,794

Accumulation unit activity
Units outstanding at beginning of year	370,886	1,947	463,525	354,858	498,841
Units purchased	24,322	16,707	74,127	15,617	27,601
Units redeemed	(28,436)	(293)	(20,393)	(35,425)	(21,843)
Units outstanding at end of year	366,772	18,361	517,259	335,050	504,599

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	51

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	AC VP Val, Cl I	AC VP Val, Cl II	BlackRock Global Alloc, Cl I	BlackRock Global Alloc, Cl III	Calvert VP EAFE Intl Index, Cl F(2)
Operations
Investment income (loss) — net	$56,067	$37,673	$—	$(2,372)	$12
Net realized gain (loss) on sales of investments	112,523	49,105	(772)	(14,911)	—
Distributions from capital gains	318,396	191,723	1,304	7,430	—
Net change in unrealized appreciation or depreciation of investments	(498,966)	(278,248)	(17,352)	(79,479)	(25)
Net increase (decrease) in net assets resulting from operations	(11,980)	253	(16,820)	(89,332)	(13)

Contract transactions
Contract purchase payments	141,192	75,400	33,339	23,248	350
Net transfers(1)	37,892	16,445	15,967	(29,127)	—
Transfers for policy loans	(12,022)	(19,185)	—	(666)	—
Policy charges	(147,188)	(53,454)	(8,590)	(9,748)	—
Contract terminations:
Surrender benefits	(134,150)	(92,876)	—	(7,497)	—
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	(114,276)	(73,670)	40,716	(23,790)	350
Net assets at beginning of year	4,099,225	2,521,124	95,155	536,304	—
Net assets at end of year	$3,972,969	$2,447,707	$119,051	$423,182	$337

Accumulation unit activity
Units outstanding at beginning of year	917,928	1,181,672	66,633	336,061	—
Units purchased	77,544	65,644	39,353	16,282	—
Units redeemed	(83,219)	(91,763)	(6,908)	(34,400)	—
Units outstanding at end of year	912,253	1,155,553	99,078	317,943	—

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

(2)	For the period May 2, 2022 (commencement of operations) to December 31, 2022.

See accompanying notes to financial statements.

52	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	Calvert VP EAFE Intl Index, Cl I(2)	Calvert VP Nasdaq 100 Index, Cl F(2)	Calvert VP Nasdaq 100 Index, Cl I(2)	Calv VP Russ 2000 Sm Cap Ind, Cl F(2)	Calv VP Russ 2000 Sm Cap Ind, Cl I(2)
Operations
Investment income (loss) — net	$342	$1	$12	$3	$3
Net realized gain (loss) on sales of investments	(3)	—	3	—	—
Distributions from capital gains	—	21	300	36	35
Net change in unrealized appreciation or depreciation of investments	45	(107)	(1,154)	(69)	(69)
Net increase (decrease) in net assets resulting from operations	384	(85)	(839)	(30)	(31)

Contract transactions
Contract purchase payments	5,404	450	475	349	350
Net transfers(1)	32,719	—	6,209	—	—
Transfers for policy loans	—	—	—	—	—
Policy charges	(649)	—	—	—	—
Contract terminations:
Surrender benefits	(323)	—	(448)	—	—
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	37,151	450	6,236	349	350
Net assets at beginning of year	—	—	—	—	—
Net assets at end of year	$37,535	$365	$5,397	$319	$319

Accumulation unit activity
Units outstanding at beginning of year	—	—	—	—	—
Units purchased	38,973	—	6,316	—	—
Units redeemed	(719)	—	—	—	—
Units outstanding at end of year	38,254	—	6,316	—	—

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

(2)	For the period May 2, 2022 (commencement of operations) to December 31, 2022.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	53

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	Calvert VP SRI Bal, Cl I	Col VP Bal, Cl 1	Col VP Bal, Cl 3	Col VP Commodity Strategy, Cl 1	Col VP Commodity Strategy, Cl 2
Operations
Investment income (loss) — net	$18,338	$—	$(127,390)	$13,743	$9,293
Net realized gain (loss) on sales of investments	(5,033)	(420)	659,544	130	1,243
Distributions from capital gains	244,424	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(721,057)	(191,334)	(3,803,769)	(6,837)	(4,236)
Net increase (decrease) in net assets resulting from operations	(463,328)	(191,754)	(3,271,615)	7,036	6,300

Contract transactions
Contract purchase payments	21,330	98,577	643,563	14,401	2,648
Net transfers(1)	(11,785)	96,443	(11,316)	2,114	731
Transfers for policy loans	1,141	—	8,453	—	(2,803)
Policy charges	(90,669)	(34,529)	(869,056)	(2,202)	(1,305)
Contract terminations:
Surrender benefits	(301)	—	(588,945)	—	—
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	(80,284)	160,491	(817,301)	14,313	(729)
Net assets at beginning of year	2,936,746	1,087,263	19,187,380	39,072	30,751
Net assets at end of year	$2,393,134	$1,056,000	$15,098,464	$60,421	$36,322

Accumulation unit activity
Units outstanding at beginning of year	946,502	703,868	6,268,126	29,596	37,741
Units purchased	8,606	141,733	279,593	10,219	3,680
Units redeemed	(38,404)	(25,441)	(601,329)	(1,384)	(3,867)
Units outstanding at end of year	916,704	820,160	5,946,390	38,431	37,554

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

54	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	Col VP Contrarian Core, Cl 1	Col VP Contrarian Core, Cl 2	Col VP Disciplined Core, Cl 1	Col VP Disciplined Core, Cl 2	Col VP Disciplined Core, Cl 3
Operations
Investment income (loss) — net	$—	$—	$—	$—	$(225,495)
Net realized gain (loss) on sales of investments	6	7,282	(131)	12,155	1,467,799
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(24,944)	(37,876)	(11,031)	(96,221)	(7,534,782)
Net increase (decrease) in net assets resulting from operations	(24,938)	(30,594)	(11,162)	(84,066)	(6,292,478)

Contract transactions
Contract purchase payments	51,410	14,840	32,695	23,418	904,119
Net transfers(1)	36,668	5,001	42,815	699	(231,249)
Transfers for policy loans	—	(4,927)	—	(9,450)	(19,890)
Policy charges	(16,055)	(3,071)	(6,127)	(16,754)	(1,338,686)
Contract terminations:
Surrender benefits	—	(12,348)	—	(1,101)	(943,181)
Death benefits	—	—	—	—	(14,120)
Increase (decrease) from transactions	72,023	(505)	69,383	(3,188)	(1,643,007)
Net assets at beginning of year	107,756	158,014	42,910	449,068	32,946,689
Net assets at end of year	$154,841	$126,915	$101,131	$361,814	$25,011,204

Accumulation unit activity
Units outstanding at beginning of year	59,557	51,786	25,369	123,527	9,993,714
Units purchased	55,905	7,190	52,405	7,819	324,926
Units redeemed	(10,255)	(7,719)	(4,214)	(8,567)	(939,147)
Units outstanding at end of year	105,207	51,257	73,560	122,779	9,379,493

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	55

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	Col VP Divd Opp, Cl 1	Col VP Divd Opp, Cl 2	Col VP Divd Opp, Cl 3	Col VP Emerg Mkts Bond, Cl 1	Col VP Emerg Mkts Bond, Cl 2
Operations
Investment income (loss) — net	$—	$—	$(71,172)	$644	$819
Net realized gain (loss) on sales of investments	79	2,532	530,556	(40)	(88)
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(394)	(4,400)	(698,076)	(1,153)	(4,211)
Net increase (decrease) in net assets resulting from operations	(315)	(1,868)	(238,692)	(549)	(3,480)

Contract transactions
Contract purchase payments	22,009	5,860	420,925	16,305	2,688
Net transfers(1)	16,841	37,679	(46,949)	4,250	—
Transfers for policy loans	—	—	21,915	—	—
Policy charges	(7,854)	(2,866)	(440,647)	(879)	(470)
Contract terminations:
Surrender benefits	—	—	(443,786)	(70)	—
Death benefits	—	—	(18,630)	—	—
Increase (decrease) from transactions	30,996	40,673	(507,172)	19,606	2,218
Net assets at beginning of year	80,541	113,387	13,120,839	2,307	21,547
Net assets at end of year	$111,222	$152,192	$12,374,975	$21,364	$20,285

Accumulation unit activity
Units outstanding at beginning of year	56,566	44,199	3,424,864	1,995	15,918
Units purchased	28,108	17,113	127,746	21,768	2,369
Units redeemed	(5,681)	(1,150)	(266,786)	(939)	(414)
Units outstanding at end of year	78,993	60,162	3,285,824	22,824	17,873

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

56	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	Col VP Emer Mkts, Cl 1	Col VP Emer Mkts, Cl 2	Col VP Emer Mkts, Cl 3	Col VP Global Strategic Inc, Cl 2	Col VP Global Strategic Inc, Cl 3
Operations
Investment income (loss) — net	$—	$—	$(11,603)	$2,541	$34,465
Net realized gain (loss) on sales of investments	(2,188)	(14,624)	(80,559)	(563)	(21,846)
Distributions from capital gains	37,788	103,950	635,575	—	—
Net change in unrealized appreciation or depreciation of investments	(81,634)	(240,676)	(1,514,409)	(14,455)	(204,902)
Net increase (decrease) in net assets resulting from operations	(46,034)	(151,350)	(970,996)	(12,477)	(192,283)

Contract transactions
Contract purchase payments	56,479	41,694	110,751	5,319	59,604
Net transfers(1)	51,999	(12,780)	(20,971)	—	6,515
Transfers for policy loans	—	(1,886)	3,851	(1,769)	(6,984)
Policy charges	(6,795)	(16,684)	(64,825)	(2,935)	(53,117)
Contract terminations:
Surrender benefits	—	(6,775)	(104,725)	—	(23,637)
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	101,683	3,569	(75,919)	615	(17,619)
Net assets at beginning of year	112,367	455,326	2,927,224	92,637	1,395,058
Net assets at end of year	$168,016	$307,545	$1,880,309	$80,775	$1,185,156

Accumulation unit activity
Units outstanding at beginning of year	76,876	250,402	847,968	91,808	1,049,829
Units purchased	100,892	31,516	58,120	5,886	59,499
Units redeemed	(6,463)	(29,202)	(77,239)	(5,013)	(71,050)
Units outstanding at end of year	171,305	252,716	828,849	92,681	1,038,278

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	57

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	Col VP Govt Money Mkt, Cl 1	Col VP Govt Money Mkt, Cl 2	Col VP Govt Money Mkt, Cl 3	Col VP Hi Yield Bond, Cl 1	Col VP Hi Yield Bond, Cl 2
Operations
Investment income (loss) — net	$1,661	$5,641	$15,502	$2,564	$14,284
Net realized gain (loss) on sales of investments	—	1	1	(294)	(1,914)
Distributions from capital gains	—	—	—	344	2,022
Net change in unrealized appreciation or depreciation of investments	—	—	—	(6,629)	(47,730)
Net increase (decrease) in net assets resulting from operations	1,661	5,642	15,503	(4,015)	(33,338)

Contract transactions
Contract purchase payments	100,174	102,474	240,507	27,764	30,037
Net transfers(1)	24,950	(59,322)	(80,648)	22,086	(7,374)
Transfers for policy loans	—	(7,386)	28,165	—	(4,011)
Policy charges	(5,189)	(23,033)	(258,217)	(4,175)	(11,208)
Contract terminations:
Surrender benefits	—	(342)	(19,556)	—	(828)
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	119,935	12,391	(89,749)	45,675	6,616
Net assets at beginning of year	44,950	492,289	2,734,400	26,692	309,502
Net assets at end of year	$166,546	$510,322	$2,660,154	$68,352	$282,780

Accumulation unit activity
Units outstanding at beginning of year	44,118	476,129	2,736,771	21,689	188,870
Units purchased	122,478	98,937	343,080	44,129	20,169
Units redeemed	(5,077)	(86,899)	(433,081)	(3,728)	(15,627)
Units outstanding at end of year	161,519	488,167	2,646,770	62,090	193,412

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

58	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	Col VP Hi Yield Bond, Cl 3	Col VP Inc Opp, Cl 1	Col VP Inc Opp, Cl 2	Col VP Inc Opp, Cl 3	Col VP Inter Bond, Cl 1
Operations
Investment income (loss) — net	$116,199	$1,001	$1,586	$49,837	$1,625
Net realized gain (loss) on sales of investments	(20,577)	(67)	(29)	(16,791)	(423)
Distributions from capital gains	17,898	669	1,116	38,127	34
Net change in unrealized appreciation or depreciation of investments	(431,307)	(3,462)	(5,990)	(196,080)	(10,287)
Net increase (decrease) in net assets resulting from operations	(317,787)	(1,859)	(3,317)	(124,907)	(9,051)

Contract transactions
Contract purchase payments	86,630	2,277	3,685	29,329	15,413
Net transfers(1)	(52,980)	168	12,797	(11,089)	5,576
Transfers for policy loans	3,481	—	—	(2,279)	—
Policy charges	(97,453)	(567)	(767)	(27,432)	(4,283)
Contract terminations:
Surrender benefits	(86,863)	—	—	(31,145)	—
Death benefits	(5,168)	—	—	—	—
Increase (decrease) from transactions	(152,353)	1,878	15,715	(42,616)	16,706
Net assets at beginning of year	2,889,550	18,093	31,311	1,182,207	48,494
Net assets at end of year	$2,419,410	$18,112	$43,709	$1,014,684	$56,149

Accumulation unit activity
Units outstanding at beginning of year	1,113,218	14,911	19,681	553,960	40,227
Units purchased	39,544	2,183	11,445	16,623	19,964
Units redeemed	(112,257)	(506)	(525)	(34,442)	(4,033)
Units outstanding at end of year	1,040,505	16,588	30,601	536,141	56,158

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	59

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	Col VP Inter Bond, Cl 2	Col VP Inter Bond, Cl 3	Col VP Lg Cap Gro, Cl 1	Col VP Lg Cap Gro, Cl 2	Col VP Lg Cap Gro, Cl 3
Operations
Investment income (loss) — net	$1,272	$148,223	$—	$—	$(17,074)
Net realized gain (loss) on sales of investments	(4,242)	(83,839)	(6,168)	4,762	189,680
Distributions from capital gains	29	3,986	—	—	—
Net change in unrealized appreciation or depreciation of investments	(7,932)	(1,278,117)	(159,031)	(130,183)	(1,412,391)
Net increase (decrease) in net assets resulting from operations	(10,873)	(1,209,747)	(165,199)	(125,421)	(1,239,785)

Contract transactions
Contract purchase payments	16,990	239,027	440,576	53,564	113,351
Net transfers(1)	(27,495)	14,402	162,975	(8,195)	(64,612)
Transfers for policy loans	(1,167)	(41,785)	—	(5,538)	(49,129)
Policy charges	(1,887)	(282,453)	(53,410)	(8,126)	(81,847)
Contract terminations:
Surrender benefits	—	(163,735)	—	—	(60,854)
Death benefits	—	(2,887)	—	—	—
Increase (decrease) from transactions	(13,559)	(237,431)	550,141	31,705	(143,091)
Net assets at beginning of year	66,153	6,923,643	346,432	392,070	3,968,111
Net assets at end of year	$41,721	$5,476,465	$731,374	$298,354	$2,585,235

Accumulation unit activity
Units outstanding at beginning of year	48,732	3,717,812	166,962	85,336	809,388
Units purchased	13,351	196,112	380,622	15,233	35,172
Units redeemed	(24,955)	(322,292)	(33,883)	(5,724)	(83,622)
Units outstanding at end of year	37,128	3,591,632	513,701	94,845	760,938

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

60	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	Col VP Lg Cap Index, Cl 1	Col VP Lg Cap Index, Cl 3	Col VP Limited Duration Cr, Cl 1	Col VP Limited Duration Cr, Cl 2	Col VP Long Govt/ Cr Bond, Cl 1
Operations
Investment income (loss) — net	$—	$(59,366)	$112	$(808)	$317
Net realized gain (loss) on sales of investments	5,097	385,719	(695)	(18,264)	(1,204)
Distributions from capital gains	—	—	—	—	347
Net change in unrealized appreciation or depreciation of investments	(339,229)	(2,983,716)	(310)	(25,768)	(2,104)
Net increase (decrease) in net assets resulting from operations	(334,132)	(2,657,363)	(893)	(44,840)	(2,644)

Contract transactions
Contract purchase payments	1,265,346	390,014	45,519	826,756	10,525
Net transfers(1)	381,497	97,314	(36,011)	22,799	—
Transfers for policy loans	—	(121,439)	—	(2,189)	—
Policy charges	(193,034)	(275,261)	(1,071)	(14,355)	(478)
Contract terminations:
Surrender benefits	(12,993)	(165,975)	(82)	(10,647)	(79)
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	1,440,816	(75,347)	8,355	822,364	9,968
Net assets at beginning of year	1,407,353	14,197,243	10,542	681,131	3,443
Net assets at end of year	$2,514,037	$11,464,533	$18,004	$1,458,655	$10,767

Accumulation unit activity
Units outstanding at beginning of year	790,988	3,011,939	9,364	635,866	2,523
Units purchased	1,075,432	140,951	42,978	789,384	9,137
Units redeemed	(136,004)	(125,101)	(35,178)	(37,269)	(447)
Units outstanding at end of year	1,730,416	3,027,789	17,164	1,387,981	11,213

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	61

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	Col VP Long Govt/ Cr Bond, Cl 2	Col VP Overseas Core, Cl 1	Col VP Overseas Core, Cl 2	Col VP Overseas Core, Cl 3	Col VP Select Lg Cap Val, Cl 1
Operations
Investment income (loss) — net	$202	$611	$1,130	$(1,511)	$—
Net realized gain (loss) on sales of investments	(91)	(399)	(1,705)	31,774	(198)
Distributions from capital gains	250	7,678	11,684	333,003	—
Net change in unrealized appreciation or depreciation of investments	(3,131)	(18,577)	(37,093)	(1,184,325)	515
Net increase (decrease) in net assets resulting from operations	(2,770)	(10,687)	(25,984)	(821,059)	317

Contract transactions
Contract purchase payments	1,341	55,436	21,759	224,747	109,137
Net transfers(1)	—	44,885	(2,640)	(8,032)	160,941
Transfers for policy loans	—	—	(3,400)	15,003	—
Policy charges	(316)	(6,470)	(5,698)	(230,672)	(20,838)
Contract terminations:
Surrender benefits	—	—	—	(174,536)	—
Death benefits	—	—	—	(3,619)	—
Increase (decrease) from transactions	1,025	93,851	10,021	(177,109)	249,240
Net assets at beginning of year	9,709	78,170	169,965	5,338,817	105,814
Net assets at end of year	$7,964	$161,334	$154,002	$4,340,649	$355,371

Accumulation unit activity
Units outstanding at beginning of year	6,367	58,074	94,407	3,611,334	69,647
Units purchased	1,118	88,075	13,765	197,064	183,012
Units redeemed	(262)	(5,676)	(7,653)	(344,737)	(14,358)
Units outstanding at end of year	7,223	140,473	100,519	3,463,661	238,301

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

62	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	Col VP Select Lg Cap Val, Cl 2	Col VP Select Lg Cap Val, Cl 3	Col VP Select Mid Cap Gro, Cl 1	Col VP Select Mid Cap Gro, Cl 2	Col VP Select Mid Cap Gro, Cl 3
Operations
Investment income (loss) — net	$—	$(4,857)	$—	$—	$(4,690)
Net realized gain (loss) on sales of investments	6,528	16,274	159	2,794	39,612
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(9,058)	(32,391)	(49,050)	(36,979)	(421,838)
Net increase (decrease) in net assets resulting from operations	(2,530)	(20,974)	(48,891)	(34,185)	(386,916)

Contract transactions
Contract purchase payments	13,211	14,086	113,711	9,971	27,572
Net transfers(1)	14,992	63,312	1,897	(9,529)	(14,652)
Transfers for policy loans	(8,040)	(2,572)	—	180	(833)
Policy charges	(3,911)	(18,455)	(6,488)	(3,092)	(23,136)
Contract terminations:
Surrender benefits	—	(23,788)	—	(2,704)	(49,922)
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	16,252	32,583	109,120	(5,174)	(60,971)
Net assets at beginning of year	106,840	928,091	142,505	109,046	1,251,738
Net assets at end of year	$120,562	$939,700	$202,734	$69,687	$803,851

Accumulation unit activity
Units outstanding at beginning of year	33,606	276,336	77,603	29,557	244,520
Units purchased	9,012	23,249	86,800	3,673	15,767
Units redeemed	(3,897)	(16,419)	(4,785)	(5,851)	(39,808)
Units outstanding at end of year	38,721	283,166	159,618	27,379	220,479

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	63

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	Col VP Select Mid Cap Val, Cl 1	Col VP Select Mid Cap Val, Cl 2	Col VP Select Mid Cap Val, Cl 3	Col VP Select Sm Cap Val, Cl 1	Col VP Select Sm Cap Val, Cl 2
Operations
Investment income (loss) — net	$—	$—	$(3,688)	$—	$—
Net realized gain (loss) on sales of investments	78	947	26,487	194	1,123
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(7,103)	(13,322)	(117,185)	(4,398)	(20,272)
Net increase (decrease) in net assets resulting from operations	(7,025)	(12,375)	(94,386)	(4,204)	(19,149)

Contract transactions
Contract purchase payments	119,003	17,794	26,849	38,886	18,890
Net transfers(1)	33,245	9,477	4,671	2,035	10,037
Transfers for policy loans	—	—	2,759	—	—
Policy charges	(10,616)	(4,707)	(19,827)	(6,701)	(5,850)
Contract terminations:
Surrender benefits	—	(2)	(58,569)	—	—
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	141,632	22,562	(44,117)	34,220	23,077
Net assets at beginning of year	66,077	122,588	938,139	27,309	119,333
Net assets at end of year	$200,684	$132,775	$799,636	$57,325	$123,261

Accumulation unit activity
Units outstanding at beginning of year	41,351	39,291	223,983	18,903	41,086
Units purchased	104,642	9,476	9,176	32,869	11,080
Units redeemed	(7,319)	(1,658)	(17,483)	(5,250)	(2,283)
Units outstanding at end of year	138,674	47,109	215,676	46,522	49,883

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

64	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	Col VP Select Sm Cap Val, Cl 3	Col VP Sel Gbl Tech, Cl 1(2)	Col VP Sel Gbl Tech, Cl 2(2)	Col VP Strategic Inc, Cl 1	Col VP Strategic Inc, Cl 2
Operations
Investment income (loss) — net	$(6,025)	$—	$—	$2,463	$3,328
Net realized gain (loss) on sales of investments	35,485	(265)	(1,191)	(433)	(7,142)
Distributions from capital gains	—	27	1,601	3,432	5,114
Net change in unrealized appreciation or depreciation of investments	(221,654)	(4,081)	(76)	(15,412)	(19,542)
Net increase (decrease) in net assets resulting from operations	(192,194)	(4,319)	334	(9,950)	(18,242)

Contract transactions
Contract purchase payments	34,902	39,970	125	17,188	44,982
Net transfers(1)	(38,615)	30,108	1,114	10,527	17,852
Transfers for policy loans	(521)	—	—	—	(52)
Policy charges	(34,896)	(4,214)	(59)	(7,357)	(71,577)
Contract terminations:
Surrender benefits	(16,624)	(113)	—	—	—
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	(55,754)	65,751	1,180	20,358	(8,795)
Net assets at beginning of year	1,261,335	—	—	84,764	155,375
Net assets at end of year	$1,013,387	$61,432	$1,514	$95,172	$128,338

Accumulation unit activity
Units outstanding at beginning of year	267,272	—	—	72,700	110,112
Units purchased	7,545	75,949	1,703	26,292	47,967
Units redeemed	(20,777)	(4,706)	(63)	(6,895)	(55,290)
Units outstanding at end of year	254,040	71,243	1,640	92,097	102,789

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

(2)	For the period May 2, 2022 (commencement of operations) to December 31, 2022.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	65

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	Col VP US Govt Mtge, Cl 1	Col VP US Govt Mtge, Cl 2	Col VP US Govt Mtge, Cl 3	CS Commodity Return	CTIVP AC Div Bond, Cl 1
Operations
Investment income (loss) — net	$252	$193	$17,670	$73,304	$834
Net realized gain (loss) on sales of investments	(81)	(33)	(12,686)	4,203	(141)
Distributions from capital gains	—	—	—	—	699
Net change in unrealized appreciation or depreciation of investments	(1,492)	(1,519)	(205,136)	(17,584)	(4,410)
Net increase (decrease) in net assets resulting from operations	(1,321)	(1,359)	(200,152)	59,923	(3,018)

Contract transactions
Contract purchase payments	4,416	560	58,881	47,185	25,501
Net transfers(1)	4,433	4,406	(29,384)	68,452	380
Transfers for policy loans	—	—	4,446	(16,830)	—
Policy charges	(1,245)	(167)	(70,901)	(7,938)	(1,604)
Contract terminations:
Surrender benefits	(80)	—	(9,246)	(40,135)	—
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	7,524	4,799	(46,204)	50,734	24,277
Net assets at beginning of year	6,156	6,657	1,391,378	390,816	9,021
Net assets at end of year	$12,359	$10,097	$1,145,022	$501,473	$30,280

Accumulation unit activity
Units outstanding at beginning of year	5,520	5,366	1,027,006	491,069	7,709
Units purchased	8,824	4,283	51,964	114,188	24,388
Units redeemed	(1,263)	(149)	(85,774)	(67,096)	(1,550)
Units outstanding at end of year	13,081	9,500	993,196	538,161	30,547

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

66	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	CTIVP AC Div Bond, Cl 2	CTIVP BR Gl Infl Prot Sec, Cl 1	CTIVP BR Gl Infl Prot Sec, Cl 2	CTIVP BR Gl Infl Prot Sec, Cl 3	CTIVP CenterSquare Real Est, Cl 1
Operations
Investment income (loss) — net	$504	$2,761	$874	$24,404	$598
Net realized gain (loss) on sales of investments	(26)	(8,237)	(78)	(8,164)	(116)
Distributions from capital gains	465	1,102	372	11,391	7,366
Net change in unrealized appreciation or depreciation of investments	(3,875)	(14,429)	(4,983)	(152,547)	(17,935)
Net increase (decrease) in net assets resulting from operations	(2,932)	(18,803)	(3,815)	(124,916)	(10,087)

Contract transactions
Contract purchase payments	2,471	12,899	3,206	30,840	18,846
Net transfers(1)	—	12,057	—	(5,806)	3,988
Transfers for policy loans	—	—	(65)	(2,715)	—
Policy charges	(187)	(1,966)	(1,275)	(22,823)	(1,983)
Contract terminations:
Surrender benefits	—	—	—	(26,800)	—
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	2,284	22,990	1,866	(27,304)	20,851
Net assets at beginning of year	18,148	54,068	20,899	719,905	32,713
Net assets at end of year	$17,500	$58,255	$18,950	$567,685	$43,477

Accumulation unit activity
Units outstanding at beginning of year	13,911	44,629	15,095	436,600	21,848
Units purchased	2,126	15,470	2,619	21,457	18,003
Units redeemed	(160)	(1,803)	(1,084)	(37,330)	(1,584)
Units outstanding at end of year	15,877	58,296	16,630	420,727	38,267

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	67

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	CTIVP CenterSquare Real Est, Cl 2	CTIVP MFS Val, Cl 1	CTIVP MFS Val, Cl 2	CTIVP MS Adv, Cl 1	CTIVP MS Adv, Cl 2
Operations
Investment income (loss) — net	$2,837	$—	$—	$—	$—
Net realized gain (loss) on sales of investments	(108)	79	2,906	(5,603)	(1,499)
Distributions from capital gains	41,953	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(106,244)	(2,132)	(15,255)	(18,473)	(35,658)
Net increase (decrease) in net assets resulting from operations	(61,562)	(2,053)	(12,349)	(24,076)	(37,157)

Contract transactions
Contract purchase payments	18,288	28,150	15,463	32,514	3,764
Net transfers(1)	(1,016)	45,313	(5,617)	57,068	—
Transfers for policy loans	(1,818)	—	1,159	—	(1,286)
Policy charges	(7,378)	(8,355)	(4,531)	(2,646)	(4,834)
Contract terminations:
Surrender benefits	(486)	—	—	—	—
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	7,590	65,108	6,474	86,936	(2,356)
Net assets at beginning of year	251,092	64,048	196,375	30,774	90,463
Net assets at end of year	$197,120	$127,103	$190,500	$93,634	$50,950

Accumulation unit activity
Units outstanding at beginning of year	116,421	42,525	66,881	16,377	20,706
Units purchased	10,134	53,410	6,116	70,268	1,270
Units redeemed	(5,771)	(6,065)	(3,714)	(2,095)	(2,138)
Units outstanding at end of year	120,784	89,870	69,283	84,550	19,838

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

68	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	CTIVP Prin Blue Chip Gro, Cl 1	CTIVP Prin Blue Chip Gro, Cl 2	CTIVP T Rowe Price LgCap Val, Cl 1	CTIVP T Rowe Price LgCap Val, Cl 2	CTIVP TCW Core Plus Bond, Cl 1
Operations
Investment income (loss) — net	$—	$—	$—	$—	$653
Net realized gain (loss) on sales of investments	(3,429)	2,775	823	82	(921)
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(20,456)	(24,860)	(5,772)	(5,179)	(8,370)
Net increase (decrease) in net assets resulting from operations	(23,885)	(22,085)	(4,949)	(5,097)	(8,638)

Contract transactions
Contract purchase payments	31,080	8,204	28,070	7,369	8,265
Net transfers(1)	912	(7,230)	132	15,140	8,931
Transfers for policy loans	—	—	—	—	—
Policy charges	(5,247)	(3,605)	(11,370)	(862)	(3,847)
Contract terminations:
Surrender benefits	—	—	—	—	—
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	26,745	(2,631)	16,832	21,647	13,349
Net assets at beginning of year	69,775	78,637	103,310	97,873	53,461
Net assets at end of year	$72,635	$53,921	$115,193	$114,423	$58,172

Accumulation unit activity
Units outstanding at beginning of year	38,000	17,978	70,254	40,261	46,222
Units purchased	20,560	2,442	20,302	9,744	16,074
Units redeemed	(3,615)	(3,253)	(8,136)	(373)	(3,687)
Units outstanding at end of year	54,945	17,167	82,420	49,632	58,609

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	69

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	CTIVP TCW Core Plus Bond, Cl 2	CTIVP Vty Sycamore Estb Val, Cl 1	CTIVP Vty Sycamore Estb Val, Cl 2	CTIVP Vty Sycamore Estb Val, Cl 3	CTIVP Westfield Mid Cap Gro, Cl 1
Operations
Investment income (loss) — net	$192	$—	$—	$(6,389)	$—
Net realized gain (loss) on sales of investments	(345)	178	6,309	51,474	(76)
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(3,411)	(1,589)	(19,382)	(94,699)	(6,267)
Net increase (decrease) in net assets resulting from operations	(3,564)	(1,411)	(13,073)	(49,614)	(6,343)

Contract transactions
Contract purchase payments	1,874	151,751	42,491	25,635	5,003
Net transfers(1)	—	82,490	(15,483)	(48,800)	39,268
Transfers for policy loans	(2,398)	—	345	(10,011)	—
Policy charges	(827)	(14,012)	(12,794)	(18,004)	(2,036)
Contract terminations:
Surrender benefits	—	—	—	(31,690)	—
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	(1,351)	220,229	14,559	(82,870)	42,235
Net assets at beginning of year	25,994	146,027	445,851	1,267,483	14,481
Net assets at end of year	$21,079	$364,845	$447,337	$1,134,999	$50,373

Accumulation unit activity
Units outstanding at beginning of year	20,770	90,704	128,161	273,332	8,065
Units purchased	1,644	151,485	12,902	8,873	31,060
Units redeemed	(2,759)	(9,151)	(8,497)	(25,871)	(1,419)
Units outstanding at end of year	19,655	233,038	132,566	256,334	37,706

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

70	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	CTIVP Westfield Mid Cap Gro, Cl 2	Del Ivy VIP Asset Strategy, Cl II	DWS Alt Asset Alloc VIP, Cl A	DWS Alt Asset Alloc VIP, Cl B	EV VT Floating-Rate Inc, Init Cl
Operations
Investment income (loss) — net	$—	$768	$191	$17,172	$52,413
Net realized gain (loss) on sales of investments	1,574	(427)	(16)	1,659	(6,238)
Distributions from capital gains	—	5,244	3	255	—
Net change in unrealized appreciation or depreciation of investments	(21,691)	(16,877)	(452)	(39,920)	(89,800)
Net increase (decrease) in net assets resulting from operations	(20,117)	(11,292)	(274)	(20,834)	(43,625)

Contract transactions
Contract purchase payments	2,821	2,896	6,736	23,308	27,354
Net transfers(1)	(8,398)	8	4,706	1,321	147,018
Transfers for policy loans	—	—	—	(187)	(11,377)
Policy charges	(494)	(1,855)	(1,046)	(10,146)	(28,689)
Contract terminations:
Surrender benefits	—	(1,116)	—	(7,051)	(41,859)
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	(6,071)	(67)	10,396	7,245	92,447
Net assets at beginning of year	81,469	74,262	1,902	265,417	1,252,514
Net assets at end of year	$55,281	$62,903	$12,024	$251,828	$1,301,336

Accumulation unit activity
Units outstanding at beginning of year	23,462	50,503	1,491	201,750	827,165
Units purchased	1,017	2,098	9,557	21,059	117,796
Units redeemed	(3,028)	(2,422)	(871)	(15,782)	(55,944)
Units outstanding at end of year	21,451	50,179	10,177	207,027	889,017

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	71

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	Fid VIP Contrafund, Init Cl	Fid VIP Contrafund, Serv Cl 2	Fid VIP Gro & Inc, Serv Cl	Fid VIP Gro & Inc, Serv Cl 2	Fid VIP Mid Cap, Init Cl
Operations
Investment income (loss) — net	$2,221	$(13,362)	$41,913	$22,053	$1,620
Net realized gain (loss) on sales of investments	(1,557)	83,516	116,228	18,484	(878)
Distributions from capital gains	18,746	261,682	90,843	41,608	17,190
Net change in unrealized appreciation or depreciation of investments	(105,080)	(2,125,935)	(530,756)	(196,208)	(43,231)
Net increase (decrease) in net assets resulting from operations	(85,670)	(1,794,099)	(281,772)	(114,063)	(25,299)

Contract transactions
Contract purchase payments	137,071	150,866	136,082	50,948	144,173
Net transfers(1)	83,100	(2,754)	(113,016)	4,605	34,643
Transfers for policy loans	—	(30,061)	(31,494)	(2,522)	—
Policy charges	(20,052)	(103,823)	(176,611)	(47,646)	(15,565)
Contract terminations:
Surrender benefits	—	(193,478)	(109,159)	(10,442)	—
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	200,119	(179,250)	(294,198)	(5,057)	163,251
Net assets at beginning of year	294,524	6,735,557	4,960,644	2,111,841	189,166
Net assets at end of year	$408,973	$4,762,208	$4,384,674	$1,992,721	$327,118

Accumulation unit activity
Units outstanding at beginning of year	151,193	1,513,591	1,114,009	875,671	119,370
Units purchased	146,861	64,805	33,413	31,694	134,185
Units redeemed	(13,140)	(128,518)	(112,237)	(32,540)	(11,438)
Units outstanding at end of year	284,914	1,449,878	1,035,185	874,825	242,117

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

72	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	Fid VIP Mid Cap, Serv Cl	Fid VIP Mid Cap, Serv Cl 2	Fid VIP Overseas, Serv Cl	Fid VIP Overseas, Serv Cl 2	Fid VIP Strategic Inc, Init Cl
Operations
Investment income (loss) — net	$(16,260)	$(5,848)	$3,627	$4,698	$7,114
Net realized gain (loss) on sales of investments	35,228	(2,234)	17,966	2,819	(1,079)
Distributions from capital gains	380,629	365,191	13,015	9,478	113
Net change in unrealized appreciation or depreciation of investments	(1,450,097)	(1,307,703)	(492,102)	(343,134)	(21,870)
Net increase (decrease) in net assets resulting from operations	(1,050,500)	(950,594)	(457,494)	(326,139)	(15,722)

Contract transactions
Contract purchase payments	139,159	174,216	53,683	37,598	61,819
Net transfers(1)	(119,939)	(74,912)	10,937	(6,183)	37,360
Transfers for policy loans	13,162	(30,765)	(232)	2,498	—
Policy charges	(209,007)	(120,158)	(44,099)	(18,062)	(10,840)
Contract terminations:
Surrender benefits	(208,592)	(142,409)	(94,537)	(18,066)	—
Death benefits	(15,707)	—	—	—	—
Increase (decrease) from transactions	(400,924)	(194,028)	(74,248)	(2,215)	88,339
Net assets at beginning of year	6,880,194	6,270,658	1,832,955	1,311,974	115,276
Net assets at end of year	$5,428,770	$5,126,036	$1,301,213	$983,620	$187,893

Accumulation unit activity
Units outstanding at beginning of year	1,133,757	2,636,116	643,817	682,139	97,109
Units purchased	29,488	89,500	32,085	27,201	91,330
Units redeemed	(101,436)	(179,865)	(70,578)	(27,235)	(10,078)
Units outstanding at end of year	1,061,809	2,545,751	605,324	682,105	178,361

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	73

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	Fid VIP Strategic Inc, Serv Cl 2	Frank Global Real Est, Cl 2	Frank Inc, Cl 1	Frank Inc, Cl 2	Frank Mutual Shares, Cl 1
Operations
Investment income (loss) — net	$688	$41,841	$135	$16,149	$392
Net realized gain (loss) on sales of investments	(1,716)	(14,921)	(22)	1,155	(371)
Distributions from capital gains	37	159,203	52	7,391	1,989
Net change in unrealized appreciation or depreciation of investments	(3,325)	(896,597)	(240)	(47,937)	(2,714)
Net increase (decrease) in net assets resulting from operations	(4,316)	(710,474)	(75)	(23,242)	(704)

Contract transactions
Contract purchase payments	6,527	91,431	4,049	12,105	4,749
Net transfers(1)	(16,951)	(30,492)	3,768	36,204	(47)
Transfers for policy loans	(2,300)	(3,590)	—	128	—
Policy charges	(2,033)	(79,045)	(1,225)	(10,842)	(1,160)
Contract terminations:
Surrender benefits	—	(54,792)	—	(475)	—
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	(14,757)	(76,488)	6,592	37,120	3,542
Net assets at beginning of year	38,216	2,744,073	2,835	361,457	15,072
Net assets at end of year	$19,143	$1,957,111	$9,352	$375,335	$17,910

Accumulation unit activity
Units outstanding at beginning of year	26,864	939,698	2,152	253,571	11,921
Units purchased	4,955	72,080	6,536	60,549	4,334
Units redeemed	(16,610)	(91,624)	(1,010)	(30,308)	(998)
Units outstanding at end of year	15,209	920,154	7,678	283,812	15,257

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

74	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	Frank Mutual Shares, Cl 2	Frank Sm Cap Val, Cl 1	Frank Sm Cap Val, Cl 2	GS VIT Mid Cap Val, Inst	GS VIT Multi-Strategy Alt, Advisor
Operations
Investment income (loss) — net	$23,858	$904	$13,301	$8,692	$1,174
Net realized gain (loss) on sales of investments	(6,265)	20	(43,728)	39,735	(95)
Distributions from capital gains	189,913	12,984	505,220	906,937	—
Net change in unrealized appreciation or depreciation of investments	(350,309)	(20,123)	(799,467)	(1,692,945)	(4,315)
Net increase (decrease) in net assets resulting from operations	(142,803)	(6,215)	(324,674)	(737,581)	(3,236)

Contract transactions
Contract purchase payments	69,007	37,301	79,498	170,109	1,613
Net transfers(1)	(37,912)	37,692	(149,194)	(195,032)	(2)
Transfers for policy loans	(6,947)	—	41,493	(17,719)	(8)
Policy charges	(33,463)	(8,120)	(71,107)	(163,863)	(358)
Contract terminations:
Surrender benefits	(36,245)	—	(53,907)	(138,821)	—
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	(45,560)	66,873	(153,217)	(345,326)	1,245
Net assets at beginning of year	1,850,041	47,490	3,092,100	6,992,695	44,108
Net assets at end of year	$1,661,678	$108,148	$2,614,209	$5,909,788	$42,117

Accumulation unit activity
Units outstanding at beginning of year	690,270	32,647	692,152	1,439,545	41,432
Units purchased	40,052	56,025	33,432	44,363	1,950
Units redeemed	(50,856)	(6,233)	(64,650)	(102,559)	(728)
Units outstanding at end of year	679,466	82,439	660,934	1,381,349	42,654

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	75

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	GS VIT Sm Cap Eq Insights, Inst	GS VIT U.S. Eq Insights, Inst	Invesco VI Am Fran, Ser I	Invesco VI Am Fran, Ser II	Invesco VI Bal Risk Alloc, Ser I
Operations
Investment income (loss) — net	$(1,727)	$8,215	$(3,724)	$(3,785)	$1,552
Net realized gain (loss) on sales of investments	(5,900)	(7,338)	5,081	(54,902)	(18)
Distributions from capital gains	5,359	14,217	154,457	287,700	723
Net change in unrealized appreciation or depreciation of investments	(117,234)	(660,475)	(395,211)	(565,472)	(5,152)
Net increase (decrease) in net assets resulting from operations	(119,502)	(645,381)	(239,397)	(336,459)	(2,895)

Contract transactions
Contract purchase payments	14,568	76,882	8,815	27,200	5,250
Net transfers(1)	(4,708)	(53,546)	(2,145)	24	672
Transfers for policy loans	(974)	6,932	1,730	(110)	—
Policy charges	(14,203)	(61,678)	(22,824)	(14,506)	(1,901)
Contract terminations:
Surrender benefits	(1,477)	(99,521)	(21,515)	(455)	—
Death benefits	(9,013)	—	—	—	—
Increase (decrease) from transactions	(15,807)	(130,931)	(35,939)	12,153	4,021
Net assets at beginning of year	601,946	3,232,319	776,977	1,053,111	18,639
Net assets at end of year	$466,637	$2,456,007	$501,641	$728,805	$19,765

Accumulation unit activity
Units outstanding at beginning of year	114,245	631,750	194,247	305,588	14,305
Units purchased	3,372	17,647	3,721	10,344	5,003
Units redeemed	(6,598)	(55,270)	(14,761)	(6,955)	(1,597)
Units outstanding at end of year	111,019	594,127	183,207	308,977	17,711

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

76	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	Invesco VI Bal Risk Alloc, Ser II	Invesco VI Comstock, Ser II	Invesco VI Core Eq, Ser I	Invesco VI Dis Mid Cap Gro, Ser I	Invesco VI Div Divd, Ser I
Operations
Investment income (loss) — net	$19,394	$2,653	$6,514	$(4,502)	$15,675
Net realized gain (loss) on sales of investments	(3,980)	10,271	49,172	(2,421)	38,202
Distributions from capital gains	10,043	12,474	1,509,422	214,183	138,223
Net change in unrealized appreciation or depreciation of investments	(72,112)	(26,491)	(4,048,796)	(564,226)	(208,936)
Net increase (decrease) in net assets resulting from operations	(46,655)	(1,093)	(2,483,688)	(356,966)	(16,836)

Contract transactions
Contract purchase payments	8,349	7,970	302,372	33,252	18,516
Net transfers(1)	(16,083)	(37,071)	(64,524)	8,740	74,190
Transfers for policy loans	(12,569)	(590)	11,312	(1,305)	(6,759)
Policy charges	(2,002)	(6,413)	(406,410)	(18,544)	(17,188)
Contract terminations:
Surrender benefits	(219)	(4,033)	(357,912)	(124,680)	(121,593)
Death benefits	—	—	(2,839)	—	—
Increase (decrease) from transactions	(22,524)	(40,137)	(518,001)	(102,537)	(52,834)
Net assets at beginning of year	322,455	441,140	11,887,517	1,157,275	1,170,855
Net assets at end of year	$253,276	$399,910	$8,885,828	$697,772	$1,101,185

Accumulation unit activity
Units outstanding at beginning of year	218,539	134,548	2,247,588	646,889	473,428
Units purchased	21,823	2,116	69,849	32,686	49,535
Units redeemed	(38,569)	(12,857)	(184,207)	(111,509)	(78,993)
Units outstanding at end of year	201,793	123,807	2,133,230	568,066	443,970

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	77

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	Invesco VI EQV Intl Eq, Ser II	Invesco VI Global, Ser I	Invesco VI Global, Ser II	Invesco VI Gbl Strat Inc, Ser I	Invesco VI Gbl Strat Inc, Ser II
Operations
Investment income (loss) — net	$9,322	$—	$(7,003)	$—	$(7,721)
Net realized gain (loss) on sales of investments	(4,649)	(2,385)	(27,185)	(103)	(34,302)
Distributions from capital gains	116,273	25,306	280,106	—	—
Net change in unrealized appreciation or depreciation of investments	(358,761)	(59,573)	(947,737)	(731)	(171,810)
Net increase (decrease) in net assets resulting from operations	(237,815)	(36,652)	(701,819)	(834)	(213,833)

Contract transactions
Contract purchase payments	35,052	85,279	93,202	11,326	59,917
Net transfers(1)	5,941	69,923	(101,958)	3,559	(13,499)
Transfers for policy loans	(2,662)	—	(9,732)	—	14,187
Policy charges	(22,386)	(13,059)	(31,663)	(2,280)	(44,448)
Contract terminations:
Surrender benefits	(33,679)	—	(58,237)	—	(40,972)
Death benefits	(7,586)	—	—	—	—
Increase (decrease) from transactions	(25,320)	142,143	(108,388)	12,605	(24,815)
Net assets at beginning of year	1,252,508	79,902	2,194,545	5,112	1,771,659
Net assets at end of year	$989,373	$185,393	$1,384,338	$16,883	$1,533,011

Accumulation unit activity
Units outstanding at beginning of year	520,535	46,965	549,737	4,828	1,155,435
Units purchased	20,152	123,390	43,896	15,615	58,096
Units redeemed	(39,526)	(10,656)	(73,875)	(2,435)	(73,350)
Units outstanding at end of year	501,161	159,699	519,758	18,008	1,140,181

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

78	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	Invesco VI Mn St Sm Cap, Ser I	Invesco VI Mn St Sm Cap, Ser II	Invesco VI Tech, Ser I	Invesco VI Tech, Ser II(2)	Janus Henderson VIT Bal, Inst
Operations
Investment income (loss) — net	$905	$(1,712)	$(5,231)	$—	$6,731
Net realized gain (loss) on sales of investments	(446)	12,654	258	—	(172)
Distributions from capital gains	19,643	198,802	357,118	48	16,095
Net change in unrealized appreciation or depreciation of investments	(43,596)	(519,578)	(873,743)	(76)	(115,553)
Net increase (decrease) in net assets resulting from operations	(23,494)	(309,834)	(521,598)	(28)	(92,899)

Contract transactions
Contract purchase payments	43,486	64,280	60,279	125	69,423
Net transfers(1)	34,641	(17,248)	(42,920)	—	33,209
Transfers for policy loans	—	2,639	(10,881)	—	—
Policy charges	(7,640)	(30,286)	(28,638)	—	(14,012)
Contract terminations:
Surrender benefits	—	(54,808)	(17,729)	—	—
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	70,487	(35,423)	(39,889)	125	88,620
Net assets at beginning of year	130,400	1,905,775	1,343,256	—	543,918
Net assets at end of year	$177,393	$1,560,518	$781,769	$97	$539,639

Accumulation unit activity
Units outstanding at beginning of year	82,456	508,370	185,085	—	354,538
Units purchased	56,392	33,699	56,331	—	76,868
Units redeemed	(5,575)	(51,699)	(34,168)	—	(10,648)
Units outstanding at end of year	133,273	490,370	207,248	—	420,758

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

(2)	For the period May 2, 2022 (commencement of operations) to December 31, 2022.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	79

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	Janus Henderson VIT Bal, Serv	Janus Henderson VIT Enter, Serv	Janus Henderson VIT Flex Bd, Inst	Janus Henderson VIT Flex Bd, Serv	Janus Hend VIT Gbl Tech Innov, Srv
Operations
Investment income (loss) — net	$701	$(3,322)	$948	$161	$(10,283)
Net realized gain (loss) on sales of investments	34	12,021	(55)	(38)	27,709
Distributions from capital gains	1,832	131,389	717	133	356,777
Net change in unrealized appreciation or depreciation of investments	(13,725)	(284,537)	(2,536)	(1,423)	(1,404,604)
Net increase (decrease) in net assets resulting from operations	(11,158)	(144,449)	(926)	(1,167)	(1,030,401)

Contract transactions
Contract purchase payments	5,880	15,326	28,769	1,500	61,539
Net transfers(1)	19,405	(11,555)	5,759	—	(92,167)
Transfers for policy loans	(140)	(153)	—	—	(39,691)
Policy charges	(500)	(14,656)	(1,228)	(308)	(40,275)
Contract terminations:
Surrender benefits	—	(23,997)	(78)	—	(58,223)
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	24,645	(35,035)	33,222	1,192	(168,817)
Net assets at beginning of year	61,349	889,547	3,817	8,121	2,811,117
Net assets at end of year	$74,836	$710,063	$36,113	$8,146	$1,611,899

Accumulation unit activity
Units outstanding at beginning of year	37,748	129,330	3,149	6,201	359,401
Units purchased	17,948	3,695	33,358	1,285	10,031
Units redeemed	(454)	(10,311)	(1,176)	(262)	(43,778)
Units outstanding at end of year	55,242	122,714	35,331	7,224	325,654

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

80	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	Janus Henderson VIT Overseas, Serv	Janus Henderson VIT Res, Inst	Janus Henderson VIT Res, Serv	Lazard Ret Global Dyn MA, Inv	Lazard Ret Global Dyn MA, Serv
Operations
Investment income (loss) — net	$19,530	$55	$(3,008)	$6	$(111)
Net realized gain (loss) on sales of investments	11,260	(15)	3,382	(61)	(887)
Distributions from capital gains	—	1,002	100,014	150	1,247
Net change in unrealized appreciation or depreciation of investments	(220,842)	(4,148)	(309,908)	(478)	(5,593)
Net increase (decrease) in net assets resulting from operations	(190,052)	(3,106)	(209,520)	(383)	(5,344)

Contract transactions
Contract purchase payments	68,156	1,128	23,425	2,036	442
Net transfers(1)	(53,742)	29,081	(4,750)	71	(7,574)
Transfers for policy loans	18,663	—	(4,921)	—	9
Policy charges	(57,813)	(295)	(13,334)	(1,049)	(797)
Contract terminations:
Surrender benefits	(64,628)	(250)	(33,762)	—	—
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	(89,364)	29,664	(33,342)	1,058	(7,920)
Net assets at beginning of year	2,015,111	4,464	697,247	1,716	29,631
Net assets at end of year	$1,735,695	$31,022	$454,385	$2,391	$16,367

Accumulation unit activity
Units outstanding at beginning of year	814,236	2,195	142,605	1,312	19,862
Units purchased	40,205	21,246	16,392	1,943	462
Units redeemed	(80,591)	(199)	(29,450)	(994)	(7,210)
Units outstanding at end of year	773,850	23,242	129,547	2,261	13,114

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	81

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	MFS Mass Inv Gro Stock, Serv Cl	MFS New Dis, Serv Cl	MFS Utilities, Init Cl	MFS Utilities, Serv Cl	MS VIF Dis, Cl I
Operations
Investment income (loss) — net	$(16,552)	$(9,994)	$948	$19,567	$—
Net realized gain (loss) on sales of investments	26,865	(70,877)	(1)	19,899	(16,175)
Distributions from capital gains	395,775	715,690	1,503	43,890	47,859
Net change in unrealized appreciation or depreciation of investments	(1,101,837)	(1,458,271)	(2,177)	(83,268)	(131,322)
Net increase (decrease) in net assets resulting from operations	(695,749)	(823,452)	273	88	(99,638)

Contract transactions
Contract purchase payments	59,308	56,640	12,021	56,690	88,014
Net transfers(1)	(96,206)	16,628	8,937	7,232	73,133
Transfers for policy loans	(59,945)	(8,501)	—	7,145	—
Policy charges	(73,371)	(50,350)	(2,050)	(50,563)	(13,626)
Contract terminations:
Surrender benefits	(85,334)	(98,049)	—	(53,002)	—
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	(255,548)	(83,632)	18,908	(32,498)	147,521
Net assets at beginning of year	3,574,486	2,729,441	32,127	1,162,702	79,267
Net assets at end of year	$2,623,189	$1,822,357	$51,308	$1,130,292	$127,150

Accumulation unit activity
Units outstanding at beginning of year	1,293,229	472,878	23,163	328,419	31,098
Units purchased	25,472	15,617	15,047	28,615	114,339
Units redeemed	(135,021)	(40,358)	(1,495)	(33,200)	(10,753)
Units outstanding at end of year	1,183,680	448,137	36,715	323,834	134,684

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

82	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	MS VIF Dis, Cl II	MS VIF Global Real Est, Cl II	NB AMT Sus Eq, Cl I	NB AMT Sus Eq, Cl S	NB AMT US Eq Index PW Strat, Cl S
Operations
Investment income (loss) — net	$(4,098)	$13,477	$47	$46	$(69)
Net realized gain (loss) on sales of investments	(235,676)	(3,527)	(11)	(44)	(71)
Distributions from capital gains	356,418	13,444	1,002	3,493	5,047
Net change in unrealized appreciation or depreciation of investments	(1,052,231)	(130,148)	(2,366)	(9,969)	(8,551)
Net increase (decrease) in net assets resulting from operations	(935,587)	(106,754)	(1,328)	(6,474)	(3,644)

Contract transactions
Contract purchase payments	80,384	13,147	8,517	1,380	2,223
Net transfers(1)	(56,908)	9,243	3,015	17,236	(292)
Transfers for policy loans	(29,863)	(4,949)	—	—	—
Policy charges	(26,962)	(9,073)	(761)	(1,073)	(1,299)
Contract terminations:
Surrender benefits	(21,432)	(1,621)	(154)	—	—
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	(54,781)	6,747	10,617	17,543	632
Net assets at beginning of year	1,519,139	399,841	4,605	23,902	31,323
Net assets at end of year	$528,771	$299,834	$13,894	$34,971	$28,311

Accumulation unit activity
Units outstanding at beginning of year	183,414	217,340	2,667	7,113	23,115
Units purchased	22,039	12,573	8,108	6,056	1,763
Units redeemed	(42,416)	(9,916)	(536)	(377)	(1,306)
Units outstanding at end of year	163,037	219,997	10,239	12,792	23,572

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	83

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	PIMCO VIT All Asset, Advisor Cl	PIMCO VIT All Asset, Inst Cl	PIMCO VIT Glb Man As Alloc, Adv Cl	PIMCO VIT Tot Return, Advisor Cl	PIMCO VIT Tot Return, Inst Cl
Operations
Investment income (loss) — net	$48,155	$540	$108	$7,454	$1,620
Net realized gain (loss) on sales of investments	(13,468)	(353)	(81)	(3,274)	(347)
Distributions from capital gains	56,621	450	1,011	—	—
Net change in unrealized appreciation or depreciation of investments	(188,588)	(1,356)	(2,266)	(67,035)	(8,407)
Net increase (decrease) in net assets resulting from operations	(97,280)	(719)	(1,228)	(62,855)	(7,134)

Contract transactions
Contract purchase payments	31,879	6,534	48	1,975	37,756
Net transfers(1)	(43,290)	—	—	20,753	1,123
Transfers for policy loans	(1,723)	—	—	(7)	—
Policy charges	(22,075)	(2,735)	(355)	(4,180)	(5,760)
Contract terminations:
Surrender benefits	(76,023)	—	—	—	—
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	(111,232)	3,799	(307)	18,541	33,119
Net assets at beginning of year	819,579	5,537	6,735	426,192	40,663
Net assets at end of year	$611,067	$8,617	$5,200	$381,878	$66,648

Accumulation unit activity
Units outstanding at beginning of year	384,272	4,124	4,051	349,024	35,397
Units purchased	18,819	5,366	35	23,740	37,798
Units redeemed	(77,984)	(2,225)	(253)	(5,683)	(5,600)
Units outstanding at end of year	325,107	7,265	3,833	367,081	67,595

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

84	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	Put VT Global Hlth Care, Cl IA(2)	Put VT Global Hlth Care, Cl IB	Put VT Hi Yield, Cl IB	Put VT Intl Eq, Cl IB	Put VT Sus Leaders, Cl IA
Operations
Investment income (loss) — net	$—	$(1,618)	$13,443	$1,453	$(2,316)
Net realized gain (loss) on sales of investments	5	2,310	(13,173)	(280)	127,704
Distributions from capital gains	—	118,885	585	15,337	1,712,527
Net change in unrealized appreciation or depreciation of investments	946	(195,439)	(40,570)	(41,668)	(5,204,644)
Net increase (decrease) in net assets resulting from operations	951	(75,862)	(39,715)	(25,158)	(3,366,729)

Contract transactions
Contract purchase payments	11,978	39,398	11,415	3,521	236,312
Net transfers(1)	600	(7,331)	(35,877)	429	(72,888)
Transfers for policy loans	—	(10,953)	(252)	(374)	(39,413)
Policy charges	(114)	(26,062)	(14,742)	(3,164)	(364,726)
Contract terminations:
Surrender benefits	—	(8,663)	(14,262)	(1,758)	(443,497)
Death benefits	—	—	—	—	(1,723)
Increase (decrease) from transactions	12,464	(13,611)	(53,718)	(1,346)	(685,935)
Net assets at beginning of year	—	1,438,918	327,901	166,769	14,622,728
Net assets at end of year	$13,415	$1,349,445	$234,468	$140,265	$10,570,064

Accumulation unit activity
Units outstanding at beginning of year	—	297,874	108,147	73,282	2,067,035
Units purchased	13,123	44,543	4,180	2,332	41,097
Units redeemed	(113)	(18,930)	(23,991)	(2,824)	(157,875)
Units outstanding at end of year	13,010	323,487	88,336	72,790	1,950,257

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

(2)	For the period May 2, 2022 (commencement of operations) to December 31, 2022.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	85

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	Put VT Sus Leaders, Cl IB	Royce Micro-Cap, Invest Cl	Temp Global Bond, Cl 1	Temp Global Bond, Cl 2	Third Ave VST Third Ave Value
Operations
Investment income (loss) — net	$99	$(12,929)	$—	$(789)	$17,373
Net realized gain (loss) on sales of investments	469	13,462	—	(4,286)	50,874
Distributions from capital gains	15,987	567,112	—	—	—
Net change in unrealized appreciation or depreciation of investments	(46,724)	(1,113,987)	(1,036)	(4,875)	232,579
Net increase (decrease) in net assets resulting from operations	(30,169)	(546,342)	(1,036)	(9,950)	300,826

Contract transactions
Contract purchase payments	2,020	95,119	4,338	11,891	78,894
Net transfers(1)	(2,294)	(36,085)	—	(4,290)	45,584
Transfers for policy loans	(98)	(2,293)	—	275	10,642
Policy charges	(2,422)	(82,471)	(1,264)	(4,618)	(75,066)
Contract terminations:
Surrender benefits	—	(107,538)	—	(3,649)	(133,572)
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	(2,794)	(133,268)	3,074	(391)	(73,518)
Net assets at beginning of year	131,448	2,399,174	20,309	186,822	1,981,155
Net assets at end of year	$98,485	$1,719,564	$22,347	$176,481	$2,208,463

Accumulation unit activity
Units outstanding at beginning of year	23,942	479,589	22,626	206,020	721,009
Units purchased	400	23,501	5,020	13,933	74,305
Units redeemed	(1,068)	(56,123)	(1,482)	(15,060)	(94,279)
Units outstanding at end of year	23,274	446,967	26,164	204,893	701,035

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

86	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	VanEck VIP Global Gold, Cl S	VP Aggr, Cl 1	VP Aggr, Cl 2	VP Aggr, Cl 4	VP Conserv, Cl 1
Operations
Investment income (loss) — net	$(521)	$—	$(56,782)	$(109,758)	$—
Net realized gain (loss) on sales of investments	(913)	1,968	738,203	471,588	—
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(18,777)	(95,339)	(5,419,334)	(5,264,696)	(3)
Net increase (decrease) in net assets resulting from operations	(20,211)	(93,371)	(4,737,913)	(4,902,866)	(3)

Contract transactions
Contract purchase payments	5,666	273,422	855,144	1,269,244	—
Net transfers(1)	11,514	169,144	271,386	(308,031)	—
Transfers for policy loans	(12,178)	—	(105,470)	37,080	—
Policy charges	(1,947)	(68,728)	(411,071)	(419,053)	—
Contract terminations:
Surrender benefits	(144)	—	(256,029)	(814,514)	—
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	2,911	373,838	353,960	(235,274)	—
Net assets at beginning of year	144,570	400,254	25,282,740	26,364,766	24
Net assets at end of year	$127,270	$680,721	$20,898,787	$21,226,626	$21

Accumulation unit activity
Units outstanding at beginning of year	110,005	269,416	10,581,476	10,513,174	—
Units purchased	16,308	343,645	819,977	588,476	—
Units redeemed	(13,833)	(54,344)	(654,172)	(742,253)	—
Units outstanding at end of year	112,480	558,717	10,747,281	10,359,397	—

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	87

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	VP Conserv, Cl 2	VP Conserv, Cl 4	VP Man Vol Conserv, Cl 1	VP Man Vol Conserv, Cl 2	VP Man Vol Conserv Gro, Cl 1
Operations
Investment income (loss) — net	$(3,021)	$(3,255)	$—	$(741)	$—
Net realized gain (loss) on sales of investments	15,838	15,623	—	(1,477)	(139)
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(116,245)	(103,459)	(4)	(20,769)	(10,142)
Net increase (decrease) in net assets resulting from operations	(103,428)	(91,091)	(4)	(22,987)	(10,281)

Contract transactions
Contract purchase payments	49,208	32,328	—	—	—
Net transfers(1)	61,748	(41,593)	—	—	1,206
Transfers for policy loans	(32,371)	624	—	—	—
Policy charges	(37,741)	(42,850)	—	(2,544)	(1,004)
Contract terminations:
Surrender benefits	(20,202)	—	—	(26,905)	—
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	20,642	(51,491)	—	(29,449)	202
Net assets at beginning of year	633,215	595,713	24	142,734	60,497
Net assets at end of year	$550,429	$453,131	$20	$90,298	$50,418

Accumulation unit activity
Units outstanding at beginning of year	416,554	383,645	—	110,766	48,032
Units purchased	141,199	66,323	—	—	1,045
Units redeemed	(121,747)	(106,323)	—	(26,517)	(918)
Units outstanding at end of year	436,006	343,645	—	84,249	48,159

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

88	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	VP Man Vol Conserv Gro, Cl 2	VP Man Vol Gro, Cl 1	VP Man Vol Gro, Cl 2	VP Man Vol Mod Gro, Cl 1	VP Man Vol Mod Gro, Cl 2
Operations
Investment income (loss) — net	$(830)	$—	$(6,116)	$—	$(5,989)
Net realized gain (loss) on sales of investments	98	(1,817)	2,173	(1,597)	21,939
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(29,840)	(87,722)	(468,723)	(16,482)	(403,350)
Net increase (decrease) in net assets resulting from operations	(30,572)	(89,539)	(472,666)	(18,079)	(387,400)

Contract transactions
Contract purchase payments	1,119	137,182	49,231	44,484	63,991
Net transfers(1)	(4,113)	39,122	75,851	55,314	(90,416)
Transfers for policy loans	(627)	—	(511)	—	(3,279)
Policy charges	(7,078)	(46,792)	(22,299)	(27,563)	(71,036)
Contract terminations:
Surrender benefits	—	—	—	—	(54,789)
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	(10,699)	129,512	102,272	72,235	(155,529)
Net assets at beginning of year	175,185	428,279	2,346,144	66,797	2,147,105
Net assets at end of year	$133,914	$468,252	$1,975,750	$120,953	$1,604,176

Accumulation unit activity
Units outstanding at beginning of year	127,474	311,895	1,487,100	50,678	1,436,041
Units purchased	930	150,334	88,482	85,616	61,349
Units redeemed	(10,022)	(40,085)	(17,560)	(24,469)	(181,911)
Units outstanding at end of year	118,382	422,144	1,558,022	111,825	1,315,479

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	89

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	VP Mod, Cl 1	VP Mod, Cl 2	VP Mod, Cl 4	VP Mod Aggr, Cl 1	VP Mod Aggr, Cl 2
Operations
Investment income (loss) — net	$—	$(133,216)	$(172,983)	$—	$(152,704)
Net realized gain (loss) on sales of investments	(11,804)	679,503	662,631	(13,062)	874,101
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(287,907)	(5,741,201)	(7,151,742)	(710,759)	(8,730,547)
Net increase (decrease) in net assets resulting from operations	(299,711)	(5,194,914)	(6,662,094)	(723,821)	(8,009,150)

Contract transactions
Contract purchase payments	278,705	1,199,720	1,556,077	1,808,288	2,122,805
Net transfers(1)	537,771	33,684	(441,318)	769,446	(27,750)
Transfers for policy loans	—	75,128	158,174	(62)	938,875
Policy charges	(97,137)	(989,249)	(1,420,382)	(274,024)	(1,071,557)
Contract terminations:
Surrender benefits	—	(890,869)	(933,256)	—	(678,631)
Death benefits	—	(125,978)	(36,735)	—	(97,970)
Increase (decrease) from transactions	719,339	(697,564)	(1,117,440)	2,303,648	1,185,772
Net assets at beginning of year	1,601,625	30,374,487	39,216,880	3,643,652	44,692,831
Net assets at end of year	$2,021,253	$24,482,009	$31,437,346	$5,223,479	$37,869,453

Accumulation unit activity
Units outstanding at beginning of year	1,185,491	15,164,209	19,360,326	2,573,072	20,137,966
Units purchased	687,158	1,416,874	968,416	2,117,771	2,673,510
Units redeemed	(82,658)	(1,910,134)	(1,595,985)	(226,368)	(1,951,036)
Units outstanding at end of year	1,789,991	14,670,949	18,732,757	4,464,475	20,860,440

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

90	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	VP Mod Aggr, Cl 4	VP Mod Conserv, Cl 1	VP Mod Conserv, Cl 2	VP Mod Conserv, Cl 4	VP Ptnrs Core Bond, Cl 1
Operations
Investment income (loss) — net	$(274,527)	$—	$(11,685)	$(14,008)	$128
Net realized gain (loss) on sales of investments	1,207,874	164	24,177	50,184	(50)
Distributions from capital gains	—	—	—	—	56
Net change in unrealized appreciation or depreciation of investments	(12,913,348)	(60,747)	(431,482)	(565,601)	(1,070)
Net increase (decrease) in net assets resulting from operations	(11,980,001)	(60,583)	(418,990)	(529,425)	(936)

Contract transactions
Contract purchase payments	2,081,450	—	112,873	140,102	2,276
Net transfers(1)	(365,584)	—	(219)	130,743	4,433
Transfers for policy loans	(124,962)	—	18,687	2,310	—
Policy charges	(1,304,301)	(8,305)	(171,430)	(154,359)	(601)
Contract terminations:
Surrender benefits	(2,526,002)	—	(109,022)	(90,251)	(83)
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	(2,239,399)	(8,305)	(149,111)	28,545	6,025
Net assets at beginning of year	67,643,323	382,828	2,569,622	3,212,941	5,492
Net assets at end of year	$53,423,923	$313,940	$2,001,521	$2,712,061	$10,581

Accumulation unit activity
Units outstanding at beginning of year	29,528,484	299,444	1,425,217	1,831,635	4,708
Units purchased	1,093,833	—	98,092	183,213	6,504
Units redeemed	(2,210,603)	(7,358)	(199,718)	(160,913)	(584)
Units outstanding at end of year	28,411,714	292,086	1,323,591	1,853,935	10,628

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	91

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	VP Ptnrs Core Bond, Cl 2	VP Ptnrs Core Eq, Cl 1	VP Ptnrs Core Eq, Cl 2	VP Ptnrs Core Eq, Cl 3	VP Ptnrs Intl Core Eq, Cl 1
Operations
Investment income (loss) — net	$50	$—	$—	$(2,059)	$636
Net realized gain (loss) on sales of investments	(46)	—	—	41,258	(327)
Distributions from capital gains	26	—	—	—	8,431
Net change in unrealized appreciation or depreciation of investments	(558)	(181)	(192)	(125,735)	(16,943)
Net increase (decrease) in net assets resulting from operations	(528)	(181)	(192)	(86,536)	(8,203)

Contract transactions
Contract purchase payments	600	1,319	124	11,228	29,145
Net transfers(1)	283	—	—	(15,476)	17,587
Transfers for policy loans	—	—	—	(5,375)	—
Policy charges	(440)	(633)	—	(5,869)	(3,302)
Contract terminations:
Surrender benefits	—	—	—	(56,000)	—
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	443	686	124	(71,492)	43,430
Net assets at beginning of year	3,917	937	1,077	528,160	18,585
Net assets at end of year	$3,832	$1,442	$1,009	$370,132	$53,812

Accumulation unit activity
Units outstanding at beginning of year	3,046	524	320	130,240	13,559
Units purchased	807	903	45	3,580	38,180
Units redeemed	(393)	(430)	—	(31,591)	(2,964)
Units outstanding at end of year	3,460	997	365	102,229	48,775

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

92	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	VP Ptnrs Intl Core Eq, Cl 2	VP Ptnrs Intl Gro, Cl 1	VP Ptnrs Intl Gro, Cl 2	VP Ptnrs Intl Val, Cl 1	VP Ptnrs Intl Val, Cl 2
Operations
Investment income (loss) — net	$573	$—	$—	$247	$1,692
Net realized gain (loss) on sales of investments	(1,418)	2,158	(4,788)	(79)	(2,349)
Distributions from capital gains	5,724	5,134	12,283	—	—
Net change in unrealized appreciation or depreciation of investments	(12,674)	(37,605)	(79,590)	(625)	(9,590)
Net increase (decrease) in net assets resulting from operations	(7,795)	(30,313)	(72,095)	(457)	(10,247)

Contract transactions
Contract purchase payments	2,492	42,477	17,440	11,596	3,437
Net transfers(1)	(4,173)	(8,097)	(23,962)	1,917	(23,161)
Transfers for policy loans	(1,461)	—	(1,160)	—	(2,407)
Policy charges	(1,664)	(4,999)	(7,337)	(2,196)	(1,528)
Contract terminations:
Surrender benefits	—	—	(402)	—	—
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	(4,806)	29,381	(15,421)	11,317	(23,659)
Net assets at beginning of year	40,011	122,355	268,034	10,248	89,961
Net assets at end of year	$27,410	$121,423	$180,518	$21,108	$56,055

Accumulation unit activity
Units outstanding at beginning of year	23,312	78,714	134,375	9,090	62,150
Units purchased	1,773	38,074	11,535	14,291	2,652
Units redeemed	(5,213)	(10,229)	(22,153)	(2,233)	(20,917)
Units outstanding at end of year	19,872	106,559	123,757	21,148	43,885

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	93

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	VP Ptnrs Sm Cap Gro, Cl 1	VP Ptnrs Sm Cap Gro, Cl 2	VP Ptnrs Sm Cap Val, Cl 1	VP Ptnrs Sm Cap Val, Cl 2	VP Ptnrs Sm Cap Val, Cl 3
Operations
Investment income (loss) — net	$—	$—	$—	$—	$(3,357)
Net realized gain (loss) on sales of investments	(189)	708	(32)	12	21,930
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(3,468)	(10,289)	(868)	(848)	(124,921)
Net increase (decrease) in net assets resulting from operations	(3,657)	(9,581)	(900)	(836)	(106,348)

Contract transactions
Contract purchase payments	4,303	1,960	1,339	557	24,963
Net transfers(1)	36,543	(1,528)	6,712	—	(43,914)
Transfers for policy loans	—	—	—	—	(1,689)
Policy charges	(1,384)	(688)	(161)	(239)	(17,964)
Contract terminations:
Surrender benefits	—	—	(143)	—	(35,192)
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	39,462	(256)	7,747	318	(73,796)
Net assets at beginning of year	6,828	33,766	1,428	6,314	785,325
Net assets at end of year	$42,633	$23,929	$8,275	$5,796	$605,181

Accumulation unit activity
Units outstanding at beginning of year	4,427	12,078	961	2,767	210,015
Units purchased	35,682	909	6,415	275	7,671
Units redeemed	(1,190)	(909)	(137)	(117)	(31,037)
Units outstanding at end of year	38,919	12,078	7,239	2,925	186,649

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

94	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	VP US Flex Conserv Gro, Cl 1	VP US Flex Gro, Cl 1	VP US Flex Mod Gro, Cl 1	Wanger Acorn	Wanger Intl
Operations
Investment income (loss) — net	$—	$—	$—	$(28,960)	$16,940
Net realized gain (loss) on sales of investments	(1)	(343)	—	(184,097)	(103,681)
Distributions from capital gains	—	—	—	1,909,424	768,223
Net change in unrealized appreciation or depreciation of investments	(253)	(10,219)	(1,160)	(4,220,878)	(2,713,043)
Net increase (decrease) in net assets resulting from operations	(254)	(10,562)	(1,160)	(2,524,511)	(2,031,561)

Contract transactions
Contract purchase payments	1,601	36,044	748	170,578	177,536
Net transfers(1)	1,479	53,440	—	39,344	29,430
Transfers for policy loans	—	—	—	6,276	53,631
Policy charges	(162)	(11,328)	(519)	(149,794)	(119,836)
Contract terminations:
Surrender benefits	—	—	—	(102,467)	(77,053)
Death benefits	—	—	—	—	—
Increase (decrease) from transactions	2,918	78,156	229	(36,063)	63,708
Net assets at beginning of year	918	20,212	6,667	7,459,923	5,916,236
Net assets at end of year	$3,582	$87,806	$5,736	$4,899,349	$3,948,383

Accumulation unit activity
Units outstanding at beginning of year	710	14,814	5,081	1,293,174	1,667,326
Units purchased	2,827	73,932	663	63,571	139,609
Units redeemed	(147)	(9,746)	(455)	(61,321)	(99,763)
Units outstanding at end of year	3,390	79,000	5,289	1,295,424	1,707,172

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	95

Statement of Changes in Net Assets

Year ended December 31, 2022 (continued)	WA Var Global Hi Yd Bond, Cl I	WA Var Global Hi Yd Bond, Cl II
Operations
Investment income (loss) — net	$1,133	$530
Net realized gain (loss) on sales of investments	(128)	(345)
Distributions from capital gains	—	—
Net change in unrealized appreciation or depreciation of investments	(2,260)	(1,680)
Net increase (decrease) in net assets resulting from operations	(1,255)	(1,495)

Contract transactions
Contract purchase payments	6,225	1,077
Net transfers(1)	5,950	—
Transfers for policy loans	—	(1,122)
Policy charges	(1,897)	(632)
Contract terminations:
Surrender benefits	—	—
Death benefits	—	—
Increase (decrease) from transactions	10,278	(677)
Net assets at beginning of year	7,541	10,300
Net assets at end of year	$16,564	$8,128

Accumulation unit activity
Units outstanding at beginning of year	6,419	7,336
Units purchased	11,742	862
Units redeemed	(1,820)	(1,477)
Units outstanding at end of year	16,341	6,721

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

96	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2021	AB VPS Dyn Asset Alloc, Cl B	AB VPS Gro & Inc, Cl B	AB VPS Intl Val, Cl B	AB VPS Lg Cap Gro, Cl A	AB VPS Lg Cap Gro, Cl B
Operations
Investment income (loss) — net	$7	$4,448	$35,359	$—	$(7,955)
Net realized gain (loss) on sales of investments	—	44,145	19,509	6,640	176,528
Distributions from capital gains	—	—	—	3,991	147,296
Net change in unrealized appreciation or depreciation of investments	36	553,110	211,750	6,588	204,131
Net increase (decrease) in net assets resulting from operations	43	601,703	266,618	17,219	520,000

Contract transactions
Contract purchase payments	—	77,430	180,462	50,819	128,718
Net transfers(1)	(1)	(150,106)	8,556	13,271	(260,415)
Transfers for policy loans	—	28,248	(69,187)	—	(91,049)
Policy charges	—	(52,801)	(84,784)	(4,854)	(35,810)
Contract terminations:
Surrender benefits	—	(79,043)	(59,978)	—	(75,074)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	(1)	(176,272)	(24,931)	59,236	(333,630)
Net assets at beginning of year	483	2,330,607	2,626,427	45,529	2,021,964
Net assets at end of year	$525	$2,756,038	$2,868,114	$121,984	$2,208,334

Accumulation unit activity
Units outstanding at beginning of year	—	760,593	1,530,419	28,309	409,788
Units purchased	—	34,967	121,240	33,104	38,578
Units redeemed	—	(74,550)	(128,237)	(2,605)	(98,557)
Units outstanding at end of year	—	721,010	1,523,422	58,808	349,809

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	97

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	Allspg VT Index Asset Alloc, Cl 2	Allspg VT Intl Eq, Cl 2	Allspg VT Opp, Cl 1	Allspg VT Opp, Cl 2	Allspg VT Sm Cap Gro, Cl 1
Operations
Investment income (loss) — net	$837	$4,807	$4	$(5,354)	$—
Net realized gain (loss) on sales of investments	15,114	(46,495)	9	27,966	481
Distributions from capital gains	53,296	—	83	72,172	5,653
Net change in unrealized appreciation or depreciation of investments	14,203	108,121	285	214,602	(4,496)
Net increase (decrease) in net assets resulting from operations	83,450	66,433	381	309,386	1,638

Contract transactions
Contract purchase payments	21,481	36,003	1,644	47,859	25,919
Net transfers(1)	(91,449)	(27,186)	171	(888)	36,512
Transfers for policy loans	6,177	(34,772)	—	(4,160)	—
Policy charges	(14,611)	(25,258)	(368)	(28,661)	(3,261)
Contract terminations:
Surrender benefits	(2,318)	(18,594)	—	(35,660)	(145)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	(80,720)	(69,807)	1,447	(21,510)	59,025
Net assets at beginning of year	616,964	1,054,145	1,172	1,290,793	22,109
Net assets at end of year	$619,694	$1,050,771	$3,000	$1,578,669	$82,772

Accumulation unit activity
Units outstanding at beginning of year	308,535	513,853	732	299,955	13,084
Units purchased	22,559	18,716	1,098	18,870	34,350
Units redeemed	(62,620)	(50,513)	(226)	(21,316)	(1,789)
Units outstanding at end of year	268,474	482,056	1,604	297,509	45,645

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

98	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	Allspg VT Sm Cap Gro, Cl 2	ALPS Alerian Engy Infr, Class I	ALPS Alerian Engy Infr, Class III	AC VP Intl, Cl I	AC VP Intl, Cl II
Operations
Investment income (loss) — net	$(6,986)	$50	$5,065	$(4,961)	$(3,609)
Net realized gain (loss) on sales of investments	84,137	3	3,401	10,141	26,051
Distributions from capital gains	217,212	—	—	25,159	26,052
Net change in unrealized appreciation or depreciation of investments	(151,642)	72	133,373	37,840	23,374
Net increase (decrease) in net assets resulting from operations	142,721	125	141,839	68,179	71,868

Contract transactions
Contract purchase payments	97,058	1,196	21,672	23,406	31,388
Net transfers(1)	(59,634)	855	(145,778)	5,907	1,943
Transfers for policy loans	(13,741)	—	2,989	(1,764)	1,191
Policy charges	(30,268)	(142)	(3,357)	(23,039)	(13,651)
Contract terminations:
Surrender benefits	(36,219)	—	(59,960)	(1,108)	(47,194)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	(42,804)	1,909	(184,434)	3,402	(26,323)
Net assets at beginning of year	1,836,982	202	432,183	855,977	880,731
Net assets at end of year	$1,936,899	$2,236	$389,588	$927,558	$926,276

Accumulation unit activity
Units outstanding at beginning of year	380,384	93	708,785	354,571	506,528
Units purchased	27,266	2,000	29,739	10,885	37,833
Units redeemed	(36,764)	(146)	(274,999)	(10,598)	(45,520)
Units outstanding at end of year	370,886	1,947	463,525	354,858	498,841

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	99

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	AC VP Val, Cl I	AC VP Val, Cl II	BlackRock Global Alloc, Cl I	BlackRock Global Alloc, Cl III	Calvert VP SRI Bal, Cl I
Operations
Investment income (loss) — net	$41,371	$28,678	$645	$1,690	$17,608
Net realized gain (loss) on sales of investments	114,523	48,816	1,493	6,826	7,802
Distributions from capital gains	—	—	12,361	88,902	76,034
Net change in unrealized appreciation or depreciation of investments	650,456	412,283	(11,509)	(68,466)	221,679
Net increase (decrease) in net assets resulting from operations	806,350	489,777	2,990	28,952	323,123

Contract transactions
Contract purchase payments	134,661	93,637	25,501	24,656	133,349
Net transfers(1)	(52,038)	(49,995)	49,385	24,773	718,283
Transfers for policy loans	15,276	2,791	52	(3,813)	7,697
Policy charges	(125,696)	(47,330)	(4,229)	(8,569)	(72,697)
Contract terminations:
Surrender benefits	(124,121)	(66,606)	(3,853)	(31,663)	(210)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	(151,918)	(67,503)	66,856	5,384	786,422
Net assets at beginning of year	3,444,793	2,098,850	25,309	501,968	1,827,201
Net assets at end of year	$4,099,225	$2,521,124	$95,155	$536,304	$2,936,746

Accumulation unit activity
Units outstanding at beginning of year	940,344	1,206,270	18,906	333,952	690,709
Units purchased	47,345	67,129	53,490	39,200	281,912
Units redeemed	(69,761)	(91,727)	(5,763)	(37,091)	(26,119)
Units outstanding at end of year	917,928	1,181,672	66,633	336,061	946,502

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

100	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	Col VP Bal, Cl 1	Col VP Bal, Cl 3	Col VP Commodity Strategy, Cl 1	Col VP Commodity Strategy, Cl 2	Col VP Contrarian Core, Cl 1
Operations
Investment income (loss) — net	$—	$(147,020)	$52	$—	$—
Net realized gain (loss) on sales of investments	827	991,893	1,628	19	2,598
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	78,625	1,562,877	4,428	6,806	9,143
Net increase (decrease) in net assets resulting from operations	79,452	2,407,750	6,108	6,825	11,741

Contract transactions
Contract purchase payments	232,691	709,600	4,255	2,415	14,876
Net transfers(1)	406,974	134,867	19,435	2,486	66,907
Transfers for policy loans	—	(239,239)	(623)	882	—
Policy charges	(17,734)	(842,477)	(921)	(743)	(8,091)
Contract terminations:
Surrender benefits	(151)	(693,363)	(81)	—	(8,414)
Death benefits	—	(10,693)	—	—	—
Increase (decrease) from contract transactions	621,780	(941,305)	22,065	5,040	65,278
Net assets at beginning of year	386,031	17,720,935	10,899	18,886	30,737
Net assets at end of year	$1,087,263	$19,187,380	$39,072	$30,751	$107,756

Accumulation unit activity
Units outstanding at beginning of year	287,077	6,626,966	10,873	30,599	21,114
Units purchased	428,861	302,101	20,264	8,127	48,416
Units redeemed	(12,070)	(660,941)	(1,541)	(985)	(9,973)
Units outstanding at end of year	703,868	6,268,126	29,596	37,741	59,557

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	101

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	Col VP Contrarian Core, Cl 2	Col VP Disciplined Core, Cl 1	Col VP Disciplined Core, Cl 2	Col VP Disciplined Core, Cl 3	Col VP Divd Opp, Cl 1
Operations
Investment income (loss) — net	$—	$—	$—	$(251,104)	$—
Net realized gain (loss) on sales of investments	4,516	670	7,889	2,176,170	2,605
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	25,437	2,907	100,683	6,316,005	7,354
Net increase (decrease) in net assets resulting from operations	29,953	3,577	108,572	8,241,071	9,959

Contract transactions
Contract purchase payments	19,000	5,624	24,192	921,779	9,736
Net transfers(1)	(1,065)	36,164	(2,965)	(543,499)	57,665
Transfers for policy loans	(6,787)	—	(1,283)	(457,166)	(209)
Policy charges	(3,073)	(2,879)	(12,360)	(1,266,592)	(3,709)
Contract terminations:
Surrender benefits	—	(36)	—	(1,149,477)	(3,827)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	8,075	38,873	7,584	(2,494,955)	59,656
Net assets at beginning of year	119,986	460	332,912	27,200,573	10,926
Net assets at end of year	$158,014	$42,910	$449,068	$32,946,689	$80,541

Accumulation unit activity
Units outstanding at beginning of year	48,746	336	121,275	10,851,874	9,681
Units purchased	6,961	26,903	7,456	316,944	52,661
Units redeemed	(3,921)	(1,870)	(5,204)	(1,175,104)	(5,776)
Units outstanding at end of year	51,786	25,369	123,527	9,993,714	56,566

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

102	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	Col VP Divd Opp, Cl 2	Col VP Divd Opp, Cl 3	Col VP Emerg Mkts Bond, Cl 1	Col VP Emerg Mkts Bond, Cl 2	Col VP Emer Mkts, Cl 1
Operations
Investment income (loss) — net	$—	$(70,221)	$50	$647	$901
Net realized gain (loss) on sales of investments	764	541,919	4	(1)	182
Distributions from capital gains	—	—	—	—	3,571
Net change in unrealized appreciation or depreciation of investments	22,050	2,264,909	(70)	(942)	(16,641)
Net increase (decrease) in net assets resulting from operations	22,814	2,736,607	(16)	(296)	(11,987)

Contract transactions
Contract purchase payments	5,827	433,850	1,844	1,169	37,459
Net transfers(1)	(856)	(213,907)	461	9,478	42,177
Transfers for policy loans	—	13,342	—	—	—
Policy charges	(2,228)	(392,120)	(411)	(279)	(3,417)
Contract terminations:
Surrender benefits	—	(520,636)	—	—	—
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	2,743	(679,471)	1,894	10,368	76,219
Net assets at beginning of year	87,830	11,063,703	429	11,475	48,135
Net assets at end of year	$113,387	$13,120,839	$2,307	$21,547	$112,367

Accumulation unit activity
Units outstanding at beginning of year	43,101	3,630,415	302	8,269	30,561
Units purchased	2,429	151,332	2,060	7,854	48,454
Units redeemed	(1,331)	(356,883)	(367)	(205)	(2,139)
Units outstanding at end of year	44,199	3,424,864	1,995	15,918	76,876

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	103

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	Col VP Emer Mkts, Cl 2	Col VP Emer Mkts, Cl 3	Col VP Global Strategic Inc, Cl 2	Col VP Global Strategic Inc, Cl 3	Col VP Govt Money Mkt, Cl 1
Operations
Investment income (loss) — net	$4,151	$14,112	$3,570	$45,493	$3
Net realized gain (loss) on sales of investments	1,683	110,404	(131)	(15,771)	—
Distributions from capital gains	17,947	117,407	—	—	5
Net change in unrealized appreciation or depreciation of investments	(61,006)	(490,787)	(2,492)	(21,492)	—
Net increase (decrease) in net assets resulting from operations	(37,225)	(248,864)	947	8,230	8

Contract transactions
Contract purchase payments	42,463	127,012	5,671	78,218	5,915
Net transfers(1)	6,887	79,949	(4,635)	18,648	37,798
Transfers for policy loans	(464)	(9,351)	(22)	(2,632)	—
Policy charges	(17,653)	(72,655)	(2,468)	(52,553)	(2,014)
Contract terminations:
Surrender benefits	1	(180,130)	—	(32,200)	(2,038)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	31,234	(55,175)	(1,454)	9,481	39,661
Net assets at beginning of year	461,317	3,231,263	93,144	1,377,347	5,281
Net assets at end of year	$455,326	$2,927,224	$92,637	$1,395,058	$44,950

Accumulation unit activity
Units outstanding at beginning of year	234,735	832,806	93,264	1,023,017	3,184
Units purchased	24,715	95,427	5,648	116,105	42,911
Units redeemed	(9,048)	(80,265)	(7,104)	(89,293)	(1,977)
Units outstanding at end of year	250,402	847,968	91,808	1,049,829	44,118

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

104	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	Col VP Govt Money Mkt, Cl 2	Col VP Govt Money Mkt, Cl 3	Col VP Hi Yield Bond, Cl 1	Col VP Hi Yield Bond, Cl 2	Col VP Hi Yield Bond, Cl 3
Operations
Investment income (loss) — net	$47	$(14,617)	$778	$14,452	$126,978
Net realized gain (loss) on sales of investments	—	3	1	459	6,598
Distributions from capital gains	51	269	—	—	—
Net change in unrealized appreciation or depreciation of investments	—	(3)	59	(1,025)	(13,023)
Net increase (decrease) in net assets resulting from operations	98	(14,348)	838	13,886	120,553

Contract transactions
Contract purchase payments	111,630	230,797	6,581	27,249	83,250
Net transfers(1)	16,841	(111,169)	9,596	(12,002)	47,499
Transfers for policy loans	718	47,058	—	(385)	(18,832)
Policy charges	(24,025)	(263,972)	(1,248)	(8,886)	(93,328)
Contract terminations:
Surrender benefits	(395)	(790,887)	(89)	—	(47,489)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	104,769	(888,173)	14,840	5,976	(28,900)
Net assets at beginning of year	387,422	3,636,921	11,014	289,640	2,797,897
Net assets at end of year	$492,289	$2,734,400	$26,692	$309,502	$2,889,550

Accumulation unit activity
Units outstanding at beginning of year	374,776	3,622,191	9,321	185,211	1,091,252
Units purchased	124,975	276,912	13,401	17,008	109,045
Units redeemed	(23,622)	(1,162,332)	(1,033)	(13,349)	(87,079)
Units outstanding at end of year	476,129	2,736,771	21,689	188,870	1,113,218

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	105

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	Col VP Inc Opp, Cl 1	Col VP Inc Opp, Cl 2	Col VP Inc Opp, Cl 3	Col VP Inter Bond, Cl 1	Col VP Inter Bond, Cl 2
Operations
Investment income (loss) — net	$1,593	$2,573	$98,672	$1,184	$2,066
Net realized gain (loss) on sales of investments	12	637	(4,179)	(389)	671
Distributions from capital gains	—	—	—	2,568	4,831
Net change in unrealized appreciation or depreciation of investments	(832)	(1,696)	(49,116)	(3,474)	(7,916)
Net increase (decrease) in net assets resulting from operations	773	1,514	45,377	(111)	(348)

Contract transactions
Contract purchase payments	370	3,988	25,322	11,471	16,307
Net transfers(1)	86	(9,539)	(21,298)	10,775	(12,433)
Transfers for policy loans	—	—	3,302	—	—
Policy charges	(552)	(737)	(24,066)	(2,818)	(2,246)
Contract terminations:
Surrender benefits	—	—	(27,050)	(91)	—
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	(96)	(6,288)	(43,790)	19,337	1,628
Net assets at beginning of year	17,416	36,085	1,180,620	29,268	64,873
Net assets at end of year	$18,093	$31,311	$1,182,207	$48,494	$66,153

Accumulation unit activity
Units outstanding at beginning of year	14,998	23,621	569,640	24,146	47,510
Units purchased	379	2,568	16,358	18,410	12,001
Units redeemed	(466)	(6,508)	(32,038)	(2,329)	(10,779)
Units outstanding at end of year	14,911	19,681	553,960	40,227	48,732

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

106	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	Col VP Inter Bond, Cl 3	Col VP Lg Cap Gro, Cl 1	Col VP Lg Cap Gro, Cl 2	Col VP Lg Cap Gro, Cl 3	Col VP Lg Cap Index, Cl 1
Operations
Investment income (loss) — net	$184,369	$—	$—	$(23,307)	$—
Net realized gain (loss) on sales of investments	34,487	34,422	4,313	387,371	6,284
Distributions from capital gains	514,031	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(800,223)	26,836	75,093	584,080	218,967
Net increase (decrease) in net assets resulting from operations	(67,336)	61,258	79,406	948,144	225,251

Contract transactions
Contract purchase payments	289,514	130,452	68,534	80,579	584,834
Net transfers(1)	(81,841)	77,360	(9,420)	(6,559)	309,413
Transfers for policy loans	6,403	—	40	(277,823)	—
Policy charges	(301,319)	(16,289)	(7,617)	(76,427)	(73,173)
Contract terminations:
Surrender benefits	(257,773)	—	—	(106,807)	—
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	(345,016)	191,523	51,537	(387,037)	821,074
Net assets at beginning of year	7,335,995	93,651	261,127	3,407,004	361,028
Net assets at end of year	$6,923,643	$346,432	$392,070	$3,968,111	$1,407,353

Accumulation unit activity
Units outstanding at beginning of year	3,859,422	58,103	72,950	927,833	260,526
Units purchased	276,431	117,285	16,664	23,677	575,712
Units redeemed	(418,041)	(8,426)	(4,278)	(142,122)	(45,250)
Units outstanding at end of year	3,717,812	166,962	85,336	809,388	790,988

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	107

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	Col VP Lg Cap Index, Cl 3	Col VP Limited Duration Cr, Cl 1	Col VP Limited Duration Cr, Cl 2	Col VP Long Govt/ Cr Bond, Cl 1	Col VP Long Govt/ Cr Bond, Cl 2
Operations
Investment income (loss) — net	$(66,430)	$1	$5,048	$89	$172
Net realized gain (loss) on sales of investments	752,120	3	4,552	(41)	(77)
Distributions from capital gains	—	—	—	204	455
Net change in unrealized appreciation or depreciation of investments	2,455,936	6	(19,295)	(143)	(846)
Net increase (decrease) in net assets resulting from operations	3,141,626	10	(9,695)	109	(296)

Contract transactions
Contract purchase payments	374,064	—	9,928	1,960	2,448
Net transfers(1)	(12,387)	10,516	92,022	718	(1,639)
Transfers for policy loans	(412,166)	—	(17,824)	—	—
Policy charges	(240,052)	(68)	(10,079)	(459)	(317)
Contract terminations:
Surrender benefits	(184,210)	—	—	—	—
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	(474,751)	10,448	74,047	2,219	492
Net assets at beginning of year	11,530,368	84	616,779	1,115	9,513
Net assets at end of year	$14,197,243	$10,542	$681,131	$3,443	$9,709

Accumulation unit activity
Units outstanding at beginning of year	3,143,989	—	568,690	740	6,022
Units purchased	122,260	9,425	93,086	2,136	1,685
Units redeemed	(254,310)	(61)	(25,910)	(353)	(1,340)
Units outstanding at end of year	3,011,939	9,364	635,866	2,523	6,367

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

108	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	Col VP Overseas Core, Cl 1	Col VP Overseas Core, Cl 2	Col VP Overseas Core, Cl 3	Col VP Select Lg Cap Val, Cl 1	Col VP Select Lg Cap Val, Cl 2
Operations
Investment income (loss) — net	$818	$1,721	$19,201	$—	$—
Net realized gain (loss) on sales of investments	(4)	434	152,129	596	2,597
Distributions from capital gains	1,302	3,244	111,283	—	—
Net change in unrealized appreciation or depreciation of investments	1,316	7,740	179,329	4,005	18,651
Net increase (decrease) in net assets resulting from operations	3,432	13,139	461,942	4,601	21,248

Contract transactions
Contract purchase payments	8,867	20,236	227,502	65,862	12,697
Net transfers(1)	67,966	10,132	(76,435)	34,136	(4,469)
Transfers for policy loans	—	—	24,739	—	23
Policy charges	(2,092)	(5,162)	(242,273)	(3,397)	(3,443)
Contract terminations:
Surrender benefits	(94)	—	(288,235)	(26)	—
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	74,647	25,206	(354,702)	96,575	4,808
Net assets at beginning of year	91	131,620	5,231,577	4,638	80,784
Net assets at end of year	$78,170	$169,965	$5,338,817	$105,814	$106,840

Accumulation unit activity
Units outstanding at beginning of year	—	80,231	3,879,433	3,835	32,012
Units purchased	59,624	17,074	179,925	68,157	4,285
Units redeemed	(1,550)	(2,898)	(448,024)	(2,345)	(2,691)
Units outstanding at end of year	58,074	94,407	3,611,334	69,647	33,606

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	109

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	Col VP Select Lg Cap Val, Cl 3	Col VP Select Mid Cap Gro, Cl 1	Col VP Select Mid Cap Gro, Cl 2	Col VP Select Mid Cap Gro, Cl 3	Col VP Select Mid Cap Val, Cl 1
Operations
Investment income (loss) — net	$(5,759)	$—	$—	$(6,238)	$—
Net realized gain (loss) on sales of investments	100,963	618	1,536	120,845	1,161
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	102,173	18,048	13,467	53,244	7,437
Net increase (decrease) in net assets resulting from operations	197,377	18,666	15,003	167,851	8,598

Contract transactions
Contract purchase payments	19,974	41,946	8,327	32,960	44,278
Net transfers(1)	264,010	4,061	—	61,667	11,295
Transfers for policy loans	(243,807)	—	(1,359)	(10,651)	—
Policy charges	(13,277)	(3,847)	(2,725)	(22,647)	(2,612)
Contract terminations:
Surrender benefits	(5,783)	—	—	(99,031)	(29)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	21,117	42,160	4,243	(37,702)	52,932
Net assets at beginning of year	709,597	81,679	89,800	1,121,589	4,547
Net assets at end of year	$928,091	$142,505	$109,046	$1,251,738	$66,077

Accumulation unit activity
Units outstanding at beginning of year	264,242	51,850	28,301	243,743	3,745
Units purchased	97,693	27,947	2,441	20,388	39,408
Units redeemed	(85,599)	(2,194)	(1,185)	(19,611)	(1,802)
Units outstanding at end of year	276,336	77,603	29,557	244,520	41,351

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

110	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	Col VP Select Mid Cap Val, Cl 2	Col VP Select Mid Cap Val, Cl 3	Col VP Select Sm Cap Val, Cl 1	Col VP Select Sm Cap Val, Cl 2	Col VP Select Sm Cap Val, Cl 3
Operations
Investment income (loss) — net	$—	$(3,754)	$—	$—	$(7,933)
Net realized gain (loss) on sales of investments	2,105	38,965	284	4,130	172,078
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	26,468	191,256	3,049	21,643	176,195
Net increase (decrease) in net assets resulting from operations	28,573	226,467	3,333	25,773	340,340

Contract transactions
Contract purchase payments	17,544	24,825	14,629	19,310	42,477
Net transfers(1)	(3,353)	(18,214)	6,259	(2,736)	43,826
Transfers for policy loans	—	27,749	—	250	(300,636)
Policy charges	(4,098)	(16,544)	(3,414)	(4,878)	(30,927)
Contract terminations:
Surrender benefits	—	(32,605)	—	—	(15,891)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	10,093	(14,789)	17,474	11,946	(261,151)
Net assets at beginning of year	83,922	726,461	6,502	81,614	1,182,146
Net assets at end of year	$122,588	$938,139	$27,309	$119,333	$1,261,335

Accumulation unit activity
Units outstanding at beginning of year	35,499	229,256	5,892	36,703	328,163
Units purchased	6,344	14,141	15,506	7,233	18,471
Units redeemed	(2,552)	(19,414)	(2,495)	(2,850)	(79,362)
Units outstanding at end of year	39,291	223,983	18,903	41,086	267,272

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	111

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	Col VP Strategic Inc, Cl 1	Col VP Strategic Inc, Cl 2	Col VP US Govt Mtge, Cl 1	Col VP US Govt Mtge, Cl 2	Col VP US Govt Mtge, Cl 3
Operations
Investment income (loss) — net	$4,584	$8,165	$37	$118	$19,753
Net realized gain (loss) on sales of investments	401	1,678	(67)	2	1,620
Distributions from capital gains	—	—	28	104	23,544
Net change in unrealized appreciation or depreciation of investments	(3,504)	(7,331)	(33)	(312)	(69,638)
Net increase (decrease) in net assets resulting from operations	1,481	2,512	(35)	(88)	(24,721)

Contract transactions
Contract purchase payments	16,154	45,047	4	560	66,799
Net transfers(1)	6,132	34,843	4,509	675	14,957
Transfers for policy loans	—	(212)	—	—	8,328
Policy charges	(4,332)	(80,595)	(238)	(129)	(73,703)
Contract terminations:
Surrender benefits	—	—	—	—	(35,552)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	17,954	(917)	4,275	1,106	(19,171)
Net assets at beginning of year	65,329	153,780	1,916	5,639	1,435,270
Net assets at end of year	$84,764	$155,375	$6,156	$6,657	$1,391,378

Accumulation unit activity
Units outstanding at beginning of year	57,202	110,756	1,650	4,491	1,039,546
Units purchased	19,215	56,658	4,083	977	73,718
Units redeemed	(3,717)	(57,302)	(213)	(102)	(86,258)
Units outstanding at end of year	72,700	110,112	5,520	5,366	1,027,006

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

112	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	CS Commodity Return	CTIVP AC Div Bond, Cl 1	CTIVP AC Div Bond, Cl 2	CTIVP BR Gl Infl Prot Sec, Cl 1	CTIVP BR Gl Infl Prot Sec, Cl 2
Operations
Investment income (loss) — net	$15,951	$91	$353	$191	$113
Net realized gain (loss) on sales of investments	(20,001)	1	(2)	451	234
Distributions from capital gains	—	83	360	496	414
Net change in unrealized appreciation or depreciation of investments	86,207	(144)	(611)	695	84
Net increase (decrease) in net assets resulting from operations	82,157	31	100	1,833	845

Contract transactions
Contract purchase payments	20,704	4,856	2,280	5,877	4,386
Net transfers(1)	(411)	2,375	15,320	39,770	(4,115)
Transfers for policy loans	50	—	—	175	(210)
Policy charges	(6,196)	(797)	(131)	(1,225)	(1,056)
Contract terminations:
Surrender benefits	(1,258)	(87)	(97)	—	—
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	12,889	6,347	17,372	44,597	(995)
Net assets at beginning of year	295,770	2,643	676	7,638	21,049
Net assets at end of year	$390,816	$9,021	$18,148	$54,068	$20,899

Accumulation unit activity
Units outstanding at beginning of year	510,120	2,194	445	6,592	15,878
Units purchased	97,187	6,203	13,567	39,831	3,301
Units redeemed	(116,238)	(688)	(101)	(1,794)	(4,084)
Units outstanding at end of year	491,069	7,709	13,911	44,629	15,095

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	113

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	CTIVP BR Gl Infl Prot Sec, Cl 3	CTIVP CenterSquare Real Est, Cl 1	CTIVP CenterSquare Real Est, Cl 2	CTIVP MFS Val, Cl 1	CTIVP MFS Val, Cl 2
Operations
Investment income (loss) — net	$1,054	$335	$2,364	$—	$—
Net realized gain (loss) on sales of investments	(4,056)	74	538	1,734	7,338
Distributions from capital gains	13,841	2,404	20,325	—	—
Net change in unrealized appreciation or depreciation of investments	14,616	5,542	48,312	7,999	31,865
Net increase (decrease) in net assets resulting from operations	25,455	8,355	71,539	9,733	39,203

Contract transactions
Contract purchase payments	26,790	7,629	16,550	18,913	13,652
Net transfers(1)	36,062	392	23,387	9,589	(3,898)
Transfers for policy loans	(1,243)	—	(218)	—	(3,234)
Policy charges	(22,609)	(1,045)	(5,855)	(3,606)	(2,534)
Contract terminations:
Surrender benefits	(27,003)	—	—	—	—
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	11,997	6,976	33,864	24,896	3,986
Net assets at beginning of year	682,453	17,382	145,689	29,419	153,186
Net assets at end of year	$719,905	$32,713	$251,092	$64,048	$196,375

Accumulation unit activity
Units outstanding at beginning of year	429,057	16,419	95,379	24,499	65,272
Units purchased	39,212	6,230	24,341	20,648	5,232
Units redeemed	(31,669)	(801)	(3,299)	(2,622)	(3,623)
Units outstanding at end of year	436,600	21,848	116,421	42,525	66,881

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

114	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	CTIVP MS Adv, Cl 1	CTIVP MS Adv, Cl 2	CTIVP Prin Blue Chip Gro, Cl 1	CTIVP Prin Blue Chip Gro, Cl 2	CTIVP T Rowe Price LgCap Val, Cl 1
Operations
Investment income (loss) — net	$—	$—	$—	$—	$—
Net realized gain (loss) on sales of investments	301	514	77	1,093	128
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(2,426)	(5,431)	3,545	10,868	7,993
Net increase (decrease) in net assets resulting from operations	(2,125)	(4,917)	3,622	11,961	8,121

Contract transactions
Contract purchase payments	11,944	13,993	8,046	5,618	17,512
Net transfers(1)	14,573	24,687	58,804	(89)	67,314
Transfers for policy loans	—	—	—	—	—
Policy charges	(2,079)	(2,552)	(2,736)	(3,450)	(3,658)
Contract terminations:
Surrender benefits	(43)	—	(32)	—	—
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	24,395	36,128	64,082	2,079	81,168
Net assets at beginning of year	8,504	59,252	2,071	64,597	14,021
Net assets at end of year	$30,774	$90,463	$69,775	$78,637	$103,310

Accumulation unit activity
Units outstanding at beginning of year	4,320	12,972	1,317	17,468	11,946
Units purchased	13,072	8,280	38,207	1,374	60,909
Units redeemed	(1,015)	(546)	(1,524)	(864)	(2,601)
Units outstanding at end of year	16,377	20,706	38,000	17,978	70,254

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	115

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	CTIVP T Rowe Price LgCap Val, Cl 2	CTIVP TCW Core Plus Bond, Cl 1	CTIVP TCW Core Plus Bond, Cl 2	CTIVP Vty Sycamore Estb Val, Cl 1	CTIVP Vty Sycamore Estb Val, Cl 2
Operations
Investment income (loss) — net	$—	$700	$287	$—	$—
Net realized gain (loss) on sales of investments	91	(33)	10	3,926	16,880
Distributions from capital gains	—	2,210	1,106	—	—
Net change in unrealized appreciation or depreciation of investments	17,314	(3,452)	(1,690)	13,507	92,472
Net increase (decrease) in net assets resulting from operations	17,405	(575)	(287)	17,433	109,352

Contract transactions
Contract purchase payments	6,769	4,583	2,523	44,961	43,260
Net transfers(1)	17,716	3,218	1,412	64,525	(40,295)
Transfers for policy loans	—	—	—	(491)	(1,783)
Policy charges	(622)	(2,228)	(798)	(3,357)	(7,282)
Contract terminations:
Surrender benefits	—	—	—	—	—
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	23,863	5,573	3,137	105,638	(6,100)
Net assets at beginning of year	56,605	48,463	23,144	22,956	342,599
Net assets at end of year	$97,873	$53,461	$25,994	$146,027	$445,851

Accumulation unit activity
Units outstanding at beginning of year	29,102	41,421	18,232	18,807	129,549
Units purchased	11,435	6,725	3,174	74,142	13,617
Units redeemed	(276)	(1,924)	(636)	(2,245)	(15,005)
Units outstanding at end of year	40,261	46,222	20,770	90,704	128,161

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

116	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	CTIVP Vty Sycamore Estb Val, Cl 3	CTIVP Westfield Mid Cap Gro, Cl 1	CTIVP Westfield Mid Cap Gro, Cl 2	Del Ivy VIP Asset Strategy, Cl II	DWS Alt Asset Alloc VIP, Cl A
Operations
Investment income (loss) — net	$(6,375)	$—	$—	$755	$85
Net realized gain (loss) on sales of investments	58,459	1,249	4,151	7,799	218
Distributions from capital gains	—	—	—	7,409	—
Net change in unrealized appreciation or depreciation of investments	238,672	1,352	7,569	(7,643)	86
Net increase (decrease) in net assets resulting from operations	290,756	2,601	11,720	8,320	389

Contract transactions
Contract purchase payments	28,360	10,188	20,237	5,662	1,949
Net transfers(1)	147,992	644	(10,725)	(15,828)	(461)
Transfers for policy loans	(26,038)	—	—	—	—
Policy charges	(15,457)	(1,245)	(333)	(766)	(382)
Contract terminations:
Surrender benefits	(71,381)	(32)	—	(46,645)	(96)
Death benefits	(5,289)	—	—	—	—
Increase (decrease) from contract transactions	58,187	9,555	9,179	(57,577)	1,010
Net assets at beginning of year	918,540	2,325	60,570	123,519	503
Net assets at end of year	$1,267,483	$14,481	$81,469	$74,262	$1,902

Accumulation unit activity
Units outstanding at beginning of year	266,898	1,491	20,306	94,146	369
Units purchased	36,407	7,322	6,774	3,976	1,573
Units redeemed	(29,973)	(748)	(3,618)	(47,619)	(451)
Units outstanding at end of year	273,332	8,065	23,462	50,503	1,491

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	117

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	DWS Alt Asset Alloc VIP, Cl B	EV VT Floating-Rate Inc, Init Cl	Fid VIP Contrafund, Init Cl	Fid VIP Contrafund, Serv Cl 2	Fid VIP Gro & Inc, Serv Cl
Operations
Investment income (loss) — net	$3,764	$29,543	$79	$(31,875)	$78,469
Net realized gain (loss) on sales of investments	1,500	(1,893)	5,838	295,153	80,373
Distributions from capital gains	—	—	27,655	792,424	210,698
Net change in unrealized appreciation or depreciation of investments	23,098	10,043	12,768	423,015	633,232
Net increase (decrease) in net assets resulting from operations	28,362	37,693	46,340	1,478,717	1,002,772

Contract transactions
Contract purchase payments	20,792	29,788	42,676	183,591	134,735
Net transfers(1)	(8,215)	39,870	117,795	(167,293)	(14,110)
Transfers for policy loans	(369)	6,596	1,020	(16,004)	(4,932)
Policy charges	(8,472)	(19,273)	(8,513)	(100,379)	(161,332)
Contract terminations:
Surrender benefits	—	(118,426)	—	(379,030)	(67,974)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	3,736	(61,445)	152,978	(479,115)	(113,613)
Net assets at beginning of year	233,319	1,276,266	95,206	5,735,955	4,071,485
Net assets at end of year	$265,417	$1,252,514	$294,524	$6,735,557	$4,960,644

Accumulation unit activity
Units outstanding at beginning of year	199,180	895,047	62,477	1,641,881	1,146,596
Units purchased	16,138	68,879	95,469	78,636	36,664
Units redeemed	(13,568)	(136,761)	(6,753)	(206,926)	(69,251)
Units outstanding at end of year	201,750	827,165	151,193	1,513,591	1,114,009

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

118	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	Fid VIP Gro & Inc, Serv Cl 2	Fid VIP Mid Cap, Init Cl	Fid VIP Mid Cap, Serv Cl	Fid VIP Mid Cap, Serv Cl 2	Fid VIP Overseas, Serv Cl
Operations
Investment income (loss) — net	$36,414	$1,035	$(11,855)	$(1,061)	$(4,323)
Net realized gain (loss) on sales of investments	30,341	4,770	155,475	78,888	42,441
Distributions from capital gains	93,125	27,746	1,042,943	975,769	129,700
Net change in unrealized appreciation or depreciation of investments	277,558	(6,494)	225,691	202,336	125,151
Net increase (decrease) in net assets resulting from operations	437,438	27,057	1,412,254	1,255,932	292,969

Contract transactions
Contract purchase payments	48,499	29,042	144,115	223,272	55,358
Net transfers(1)	(74,991)	65,714	(140,916)	(83,898)	(27,059)
Transfers for policy loans	9,585	154	(20,580)	(1,639)	20,657
Policy charges	(42,054)	(5,245)	(200,054)	(109,411)	(45,537)
Contract terminations:
Surrender benefits	(46,806)	(87)	(189,761)	(96,983)	(54,768)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	(105,767)	89,578	(407,196)	(68,659)	(51,349)
Net assets at beginning of year	1,780,170	72,531	5,875,136	5,083,385	1,591,335
Net assets at end of year	$2,111,841	$189,166	$6,880,194	$6,270,658	$1,832,955

Accumulation unit activity
Units outstanding at beginning of year	923,730	57,487	1,205,136	2,664,288	663,125
Units purchased	25,979	65,479	26,979	103,143	30,924
Units redeemed	(74,038)	(3,596)	(98,358)	(131,315)	(50,232)
Units outstanding at end of year	875,671	119,370	1,133,757	2,636,116	643,817

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	119

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	Fid VIP Overseas, Serv Cl 2	Fid VIP Strategic Inc, Init Cl	Fid VIP Strategic Inc, Serv Cl 2	Frank Global Real Est, Cl 2	Frank Inc, Cl 1
Operations
Investment income (loss) — net	$(813)	$3,012	$922	$8,941	$4
Net realized gain (loss) on sales of investments	26,652	86	78	11,024	—
Distributions from capital gains	88,143	1,665	591	56,835	—
Net change in unrealized appreciation or depreciation of investments	95,162	(3,158)	(358)	495,092	96
Net increase (decrease) in net assets resulting from operations	209,144	1,605	1,233	571,892	100

Contract transactions
Contract purchase payments	49,750	10,640	6,527	108,978	—
Net transfers(1)	140,230	92,806	(722)	71,279	2,802
Transfers for policy loans	(1,245)	689	882	5,050	—
Policy charges	(18,464)	(4,235)	(1,626)	(76,576)	(148)
Contract terminations:
Surrender benefits	(44,468)	(156)	—	(63,861)	—
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	125,803	99,744	5,061	44,870	2,654
Net assets at beginning of year	977,027	13,927	31,922	2,127,311	81
Net assets at end of year	$1,311,974	$115,276	$38,216	$2,744,073	$2,835

Accumulation unit activity
Units outstanding at beginning of year	600,302	12,096	23,233	898,340	—
Units purchased	124,746	88,940	5,318	100,957	2,270
Units redeemed	(42,909)	(3,927)	(1,687)	(59,599)	(118)
Units outstanding at end of year	682,139	97,109	26,864	939,698	2,152

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

120	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	Frank Inc, Cl 2	Frank Mutual Shares, Cl 1	Frank Mutual Shares, Cl 2	Frank Sm Cap Val, Cl 1	Frank Sm Cap Val, Cl 2
Operations
Investment income (loss) — net	$13,913	$429	$44,020	$327	$14,864
Net realized gain (loss) on sales of investments	1,432	899	(291)	380	9,222
Distributions from capital gains	—	—	—	729	78,343
Net change in unrealized appreciation or depreciation of investments	34,393	1,386	254,517	4,255	503,155
Net increase (decrease) in net assets resulting from operations	49,738	2,714	298,246	5,691	605,584

Contract transactions
Contract purchase payments	12,272	1,440	78,586	11,581	88,831
Net transfers(1)	2,393	(11,286)	(38,080)	13,066	155,873
Transfers for policy loans	(3,567)	—	(3,670)	—	(92,863)
Policy charges	(8,016)	(765)	(31,021)	(2,027)	(68,098)
Contract terminations:
Surrender benefits	(77)	—	(61,155)	—	(53,568)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	3,005	(10,611)	(55,340)	22,620	30,175
Net assets at beginning of year	308,714	22,969	1,607,135	19,179	2,456,341
Net assets at end of year	$361,457	$15,072	$1,850,041	$47,490	$3,092,100

Accumulation unit activity
Units outstanding at beginning of year	252,257	21,713	704,588	16,569	682,647
Units purchased	25,457	1,197	32,009	17,536	60,632
Units redeemed	(24,143)	(10,989)	(46,327)	(1,458)	(51,127)
Units outstanding at end of year	253,571	11,921	690,270	32,647	692,152

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	121

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	GS VIT Mid Cap Val, Inst	GS VIT Multi-Strategy Alt, Advisor	GS VIT Sm Cap Eq Insights, Inst	GS VIT U.S. Eq Insights, Inst	Invesco VI Am Fran, Ser I
Operations
Investment income (loss) — net	$(4,857)	$402	$(1,172)	$8,350	$(4,992)
Net realized gain (loss) on sales of investments	159,172	344	10,593	91,722	23,020
Distributions from capital gains	901,151	—	128,592	698,958	90,467
Net change in unrealized appreciation or depreciation of investments	620,926	634	(21,130)	(47,204)	(26,621)
Net increase (decrease) in net assets resulting from operations	1,676,392	1,380	116,883	751,826	81,874

Contract transactions
Contract purchase payments	169,423	1,955	13,816	79,499	10,472
Net transfers(1)	(127,751)	6,191	(1,693)	(51,786)	(7,604)
Transfers for policy loans	17,744	(8)	(22,884)	(69,627)	1,867
Policy charges	(151,148)	(310)	(13,482)	(64,907)	(24,469)
Contract terminations:
Surrender benefits	(395,723)	(5,599)	(5,851)	(129,533)	(22,155)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	(487,455)	2,229	(30,094)	(236,354)	(41,889)
Net assets at beginning of year	5,803,758	40,499	515,157	2,716,847	736,992
Net assets at end of year	$6,992,695	$44,108	$601,946	$3,232,319	$776,977

Accumulation unit activity
Units outstanding at beginning of year	1,563,732	39,626	121,290	685,379	205,009
Units purchased	60,772	7,637	3,229	16,600	3,330
Units redeemed	(184,959)	(5,831)	(10,274)	(70,229)	(14,092)
Units outstanding at end of year	1,439,545	41,432	114,245	631,750	194,247

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

122	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	Invesco VI Am Fran, Ser II	Invesco VI Bal Risk Alloc, Ser I	Invesco VI Bal Risk Alloc, Ser II	Invesco VI Comstock, Ser II	Invesco VI Core Eq, Ser I
Operations
Investment income (loss) — net	$(4,592)	$569	$7,492	$4,057	$(21,748)
Net realized gain (loss) on sales of investments	121,345	12	654	6,235	166,139
Distributions from capital gains	126,329	566	9,759	—	250,140
Net change in unrealized appreciation or depreciation of investments	(134,709)	178	6,352	86,705	2,199,474
Net increase (decrease) in net assets resulting from operations	108,373	1,325	24,257	96,997	2,594,005

Contract transactions
Contract purchase payments	42,000	6,580	8,204	9,591	346,869
Net transfers(1)	40,799	—	6,223	41,012	(305,917)
Transfers for policy loans	1,518	—	9,029	3,147	(68,140)
Policy charges	(16,016)	(1,385)	(1,934)	(4,432)	(420,424)
Contract terminations:
Surrender benefits	(49,122)	(93)	(3,683)	(2,328)	(404,903)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	19,179	5,102	17,839	46,990	(852,515)
Net assets at beginning of year	925,559	12,212	280,359	297,153	10,146,027
Net assets at end of year	$1,053,111	$18,639	$322,455	$441,140	$11,887,517

Accumulation unit activity
Units outstanding at beginning of year	291,113	10,191	207,239	128,530	2,426,718
Units purchased	100,568	5,203	28,702	15,547	74,891
Units redeemed	(86,093)	(1,089)	(17,402)	(9,529)	(254,021)
Units outstanding at end of year	305,588	14,305	218,539	134,548	2,247,588

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	123

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	Invesco VI Dis Mid Cap Gro, Ser I	Invesco VI Div Divd, Ser I	Invesco VI EQV Intl Eq, Ser II	Invesco VI Global, Ser I	Invesco VI Global, Ser II
Operations
Investment income (loss) — net	$(5,820)	$18,363	$6,310	$—	$(12,465)
Net realized gain (loss) on sales of investments	15,183	16,613	34,798	537	223,264
Distributions from capital gains	117,860	4,352	85,012	2,882	130,255
Net change in unrealized appreciation or depreciation of investments	51,470	146,045	(63,804)	1,450	(1,633)
Net increase (decrease) in net assets resulting from operations	178,693	185,373	62,316	4,869	339,421

Contract transactions
Contract purchase payments	37,261	17,783	39,581	13,452	115,658
Net transfers(1)	9,239	16,621	2,593	39,217	(168,020)
Transfers for policy loans	6,329	8,774	(808)	—	(352,587)
Policy charges	(19,940)	(15,748)	(22,783)	(2,706)	(28,940)
Contract terminations:
Surrender benefits	(15,358)	(73,038)	(68,212)	—	(49,401)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	17,531	(45,608)	(49,629)	49,963	(483,290)
Net assets at beginning of year	961,051	1,031,090	1,239,821	25,070	2,338,414
Net assets at end of year	$1,157,275	$1,170,855	$1,252,508	$79,902	$2,194,545

Accumulation unit activity
Units outstanding at beginning of year	636,300	490,189	549,619	17,019	734,205
Units purchased	37,263	19,900	33,428	31,583	65,161
Units redeemed	(26,674)	(36,661)	(62,512)	(1,637)	(249,629)
Units outstanding at end of year	646,889	473,428	520,535	46,965	549,737

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

124	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	Invesco VI Gbl Strat Inc, Ser I	Invesco VI Gbl Strat Inc, Ser II	Invesco VI Mn St Sm Cap, Ser I	Invesco VI Mn St Sm Cap, Ser II	Invesco VI Tech, Ser I
Operations
Investment income (loss) — net	$241	$67,851	$438	$(3,593)	$(8,257)
Net realized gain (loss) on sales of investments	(11)	(10,861)	5,017	56,957	98,333
Distributions from capital gains	—	—	7,363	117,138	124,890
Net change in unrealized appreciation or depreciation of investments	(332)	(131,796)	2,175	170,089	(50,303)
Net increase (decrease) in net assets resulting from operations	(102)	(74,806)	14,993	340,591	164,663

Contract transactions
Contract purchase payments	4,597	59,209	28,187	80,593	24,182
Net transfers(1)	—	55,059	36,607	(1,095)	15,371
Transfers for policy loans	—	14,840	—	4,698	7,660
Policy charges	(985)	(44,296)	(3,772)	(27,672)	(25,110)
Contract terminations:
Surrender benefits	(77)	(73,539)	—	(57,786)	(28,006)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	3,535	11,273	61,022	(1,262)	(5,903)
Net assets at beginning of year	1,679	1,835,192	54,385	1,566,446	1,184,496
Net assets at end of year	$5,112	$1,771,659	$130,400	$1,905,775	$1,343,256

Accumulation unit activity
Units outstanding at beginning of year	1,456	1,149,791	42,145	521,008	188,450
Units purchased	4,295	90,027	42,779	43,061	28,673
Units redeemed	(923)	(84,383)	(2,468)	(55,699)	(32,038)
Units outstanding at end of year	4,828	1,155,435	82,456	508,370	185,085

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	125

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	Janus Henderson VIT Bal, Inst	Janus Henderson VIT Bal, Serv	Janus Henderson VIT Enter, Serv	Janus Henderson VIT Flex Bd, Inst	Janus Henderson VIT Flex Bd, Serv
Operations
Investment income (loss) — net	$4,368	$376	$(2,643)	$71	$132
Net realized gain (loss) on sales of investments	198	127	40,780	(21)	(1)
Distributions from capital gains	3,603	407	79,553	92	193
Net change in unrealized appreciation or depreciation of investments	67,008	7,601	12,155	(134)	(370)
Net increase (decrease) in net assets resulting from operations	75,177	8,511	129,845	8	(46)

Contract transactions
Contract purchase payments	14,972	7,418	14,200	2,257	2,608
Net transfers(1)	65,301	271	(17,998)	600	—
Transfers for policy loans	—	(497)	(16,548)	—	—
Policy charges	(3,659)	(359)	(14,563)	(266)	(305)
Contract terminations:
Surrender benefits	—	—	(40,272)	—	—
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	76,614	6,833	(75,181)	2,591	2,303
Net assets at beginning of year	392,127	46,005	834,883	1,218	5,864
Net assets at end of year	$543,918	$61,349	$889,547	$3,817	$8,121

Accumulation unit activity
Units outstanding at beginning of year	299,547	33,093	145,007	945	4,428
Units purchased	57,563	5,217	2,711	2,430	2,006
Units redeemed	(2,572)	(562)	(18,388)	(226)	(233)
Units outstanding at end of year	354,538	37,748	129,330	3,149	6,201

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

126	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	Janus Hend VIT Gbl Tech Innov, Srv	Janus Henderson VIT Overseas, Serv	Janus Henderson VIT Res, Inst	Janus Henderson VIT Res, Serv	Lazard Ret Global Dyn MA, Inv
Operations
Investment income (loss) — net	$(11,835)	$9,003	$4	$(3,899)	$28
Net realized gain (loss) on sales of investments	228,877	29,283	39	39,359	15
Distributions from capital gains	353,261	—	188	34,380	—
Net change in unrealized appreciation or depreciation of investments	(143,355)	194,175	495	46,898	40
Net increase (decrease) in net assets resulting from operations	426,948	232,461	726	116,738	83

Contract transactions
Contract purchase payments	48,641	71,302	2,602	31,000	1,207
Net transfers(1)	(319,729)	(15,579)	1,115	(11,258)	575
Transfers for policy loans	13,667	(16,490)	—	(1,502)	—
Policy charges	(42,988)	(56,292)	(260)	(12,397)	(232)
Contract terminations:
Surrender benefits	(85,676)	(55,231)	—	(37,238)	—
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	(386,085)	(72,290)	3,457	(31,395)	1,550
Net assets at beginning of year	2,770,254	1,854,940	281	611,904	83
Net assets at end of year	$2,811,117	$2,015,111	$4,464	$697,247	$1,716

Accumulation unit activity
Units outstanding at beginning of year	446,449	848,979	28	151,557	—
Units purchased	8,171	48,589	2,317	8,087	1,507
Units redeemed	(95,219)	(83,332)	(150)	(17,039)	(195)
Units outstanding at end of year	359,401	814,236	2,195	142,605	1,312

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	127

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	Lazard Ret Global Dyn MA, Serv	MFS Mass Inv Gro Stock, Serv Cl	MFS New Dis, Serv Cl	MFS Utilities, Init Cl	MFS Utilities, Serv Cl
Operations
Investment income (loss) — net	$673	$(17,506)	$(14,751)	$418	$11,459
Net realized gain (loss) on sales of investments	1,330	80,801	130,931	285	22,322
Distributions from capital gains	—	419,845	506,115	815	38,126
Net change in unrealized appreciation or depreciation of investments	1,300	227,010	(591,438)	1,853	67,133
Net increase (decrease) in net assets resulting from operations	3,303	710,150	30,857	3,371	139,040

Contract transactions
Contract purchase payments	589	55,353	70,316	5,762	54,479
Net transfers(1)	(10,233)	28,621	(135,005)	4,956	(31,197)
Transfers for policy loans	(3,406)	(5,113)	22,800	—	(4,492)
Policy charges	(779)	(66,076)	(53,270)	(1,340)	(45,072)
Contract terminations:
Surrender benefits	—	(65,078)	(29,710)	—	(33,552)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	(13,829)	(52,293)	(124,869)	9,378	(59,834)
Net assets at beginning of year	40,157	2,916,629	2,823,453	19,378	1,083,496
Net assets at end of year	$29,631	$3,574,486	$2,729,441	$32,127	$1,162,702

Accumulation unit activity
Units outstanding at beginning of year	30,233	1,318,723	493,454	15,940	340,176
Units purchased	415	47,134	25,973	8,273	23,508
Units redeemed	(10,786)	(72,628)	(46,549)	(1,050)	(35,265)
Units outstanding at end of year	19,862	1,293,229	472,878	23,163	328,419

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

128	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	MS VIF Dis, Cl I	MS VIF Dis, Cl II	MS VIF Global Real Est, Cl II	NB AMT Sus Eq, Cl I	NB AMT Sus Eq, Cl S
Operations
Investment income (loss) — net	$—	$(13,742)	$6,464	$16	$39
Net realized gain (loss) on sales of investments	(844)	273,490	415	55	74
Distributions from capital gains	8,235	821,998	—	81	428
Net change in unrealized appreciation or depreciation of investments	(18,785)	(1,269,722)	68,078	351	3,526
Net increase (decrease) in net assets resulting from operations	(11,394)	(187,976)	74,957	503	4,067

Contract transactions
Contract purchase payments	26,890	57,345	12,523	2,524	10,027
Net transfers(1)	59,763	(316,541)	(15,117)	943	—
Transfers for policy loans	—	(282,569)	6,134	—	—
Policy charges	(3,560)	(35,166)	(8,627)	(369)	(770)
Contract terminations:
Surrender benefits	(268)	(9,007)	(5,070)	—	—
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	82,825	(585,938)	(10,157)	3,098	9,257
Net assets at beginning of year	7,836	2,293,053	335,041	1,004	10,578
Net assets at end of year	$79,267	$1,519,139	$399,841	$4,605	$23,902

Accumulation unit activity
Units outstanding at beginning of year	2,659	265,755	230,423	645	3,878
Units purchased	29,664	8,655	30,137	2,260	3,487
Units redeemed	(1,225)	(90,996)	(43,220)	(238)	(252)
Units outstanding at end of year	31,098	183,414	217,340	2,667	7,113

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	129

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	NB AMT US Eq Index PW Strat, Cl S	PIMCO VIT All Asset, Advisor Cl	PIMCO VIT All Asset, Inst Cl	PIMCO VIT Glb Man As Alloc, Adv Cl	PIMCO VIT Tot Return, Advisor Cl
Operations
Investment income (loss) — net	$31	$113,537	$356	$143	$4,619
Net realized gain (loss) on sales of investments	106	45,236	(20)	20	511
Distributions from capital gains	1,837	—	—	672	17,896
Net change in unrealized appreciation or depreciation of investments	1,839	(2,107)	(152)	(105)	(27,955)
Net increase (decrease) in net assets resulting from operations	3,813	156,666	184	730	(4,929)

Contract transactions
Contract purchase payments	2,511	47,701	—	552	4,429
Net transfers(1)	7,165	(146,292)	6,508	—	136,831
Transfers for policy loans	—	(251,681)	—	—	(91)
Policy charges	(925)	(22,128)	(1,143)	(151)	(4,436)
Contract terminations:
Surrender benefits	(84)	(88,184)	(98)	—	(2,432)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	8,667	(460,584)	5,267	401	134,301
Net assets at beginning of year	18,843	1,123,497	86	5,604	296,820
Net assets at end of year	$31,323	$819,579	$5,537	$6,735	$426,192

Accumulation unit activity
Units outstanding at beginning of year	16,202	649,051	—	3,796	237,378
Units purchased	7,649	29,258	4,992	353	125,566
Units redeemed	(736)	(294,037)	(868)	(98)	(13,920)
Units outstanding at end of year	23,115	384,272	4,124	4,051	349,024

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

130	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	PIMCO VIT Tot Return, Inst Cl	Put VT Global Hlth Care, Cl IB	Put VT Hi Yield, Cl IB	Put VT Intl Eq, Cl IB	Put VT Sus Leaders, Cl IA
Operations
Investment income (loss) — net	$684	$7,347	$17,600	$1,193	$(71,649)
Net realized gain (loss) on sales of investments	(41)	10,567	(7,342)	5,417	501,951
Distributions from capital gains	1,536	104,048	—	6,309	1,276,342
Net change in unrealized appreciation or depreciation of investments	(2,353)	106,617	4,587	709	1,130,279
Net increase (decrease) in net assets resulting from operations	(174)	228,579	14,845	13,628	2,836,923

Contract transactions
Contract purchase payments	18,471	26,524	11,405	4,415	275,800
Net transfers(1)	4,410	13,627	(70,257)	(6,628)	(238,335)
Transfers for policy loans	—	(321)	(5,917)	(52)	(71,719)
Policy charges	(3,464)	(21,446)	(13,572)	(3,361)	(391,285)
Contract terminations:
Surrender benefits	(2,288)	(51,297)	(37,482)	(14,508)	(734,679)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	17,129	(32,913)	(115,823)	(20,134)	(1,160,218)
Net assets at beginning of year	23,708	1,243,252	428,879	173,275	12,946,023
Net assets at end of year	$40,663	$1,438,918	$327,901	$166,769	$14,622,728

Accumulation unit activity
Units outstanding at beginning of year	18,428	304,628	146,503	79,868	2,247,819
Units purchased	19,987	19,134	3,845	4,588	43,861
Units redeemed	(3,018)	(25,888)	(42,201)	(11,174)	(224,645)
Units outstanding at end of year	35,397	297,874	108,147	73,282	2,067,035

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	131

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	Put VT Sus Leaders, Cl IB	Royce Micro-Cap, Invest Cl	Temp Global Bond, Cl 1	Temp Global Bond, Cl 2	Third Ave VST Third Ave Value
Operations
Investment income (loss) — net	$(408)	$(16,156)	$—	$(875)	$263
Net realized gain (loss) on sales of investments	8,179	73,361	—	(3,519)	28,640
Distributions from capital gains	12,713	104,185	—	—	—
Net change in unrealized appreciation or depreciation of investments	6,326	407,864	(907)	(6,290)	333,512
Net increase (decrease) in net assets resulting from operations	26,810	569,254	(907)	(10,684)	362,415

Contract transactions
Contract purchase payments	1,840	70,606	6,590	10,832	88,633
Net transfers(1)	(16,100)	(74,334)	—	(2,672)	(62,562)
Transfers for policy loans	57	(25,576)	—	(2,522)	2,325
Policy charges	(2,655)	(82,852)	(1,151)	(4,122)	(65,739)
Contract terminations:
Surrender benefits	(1,135)	(68,186)	(71)	(3,648)	(62,213)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	(17,993)	(180,342)	5,368	(2,132)	(99,556)
Net assets at beginning of year	122,631	2,010,262	15,848	199,638	1,718,296
Net assets at end of year	$131,448	$2,399,174	$20,309	$186,822	$1,981,155

Accumulation unit activity
Units outstanding at beginning of year	27,537	519,160	16,763	208,876	758,309
Units purchased	420	15,426	7,120	13,529	35,086
Units redeemed	(4,015)	(54,997)	(1,257)	(16,385)	(72,386)
Units outstanding at end of year	23,942	479,589	22,626	206,020	721,009

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

132	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	VanEck VIP Global Gold, Cl S	VP Aggr, Cl 1	VP Aggr, Cl 2	VP Aggr, Cl 4	VP Conserv, Cl 1
Operations
Investment income (loss) — net	$14,235	$—	$(76,900)	$(125,297)	$—
Net realized gain (loss) on sales of investments	1,078	2,055	1,966,410	571,071	—
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(33,552)	27,216	1,454,951	3,071,511	1
Net increase (decrease) in net assets resulting from operations	(18,239)	29,271	3,344,461	3,517,285	1

Contract transactions
Contract purchase payments	5,094	219,777	1,043,873	726,484	—
Net transfers(1)	19,233	57,584	536,123	(356,491)	—
Transfers for policy loans	(67)	—	(70,997)	65,685	—
Policy charges	(1,549)	(34,875)	(387,940)	(396,881)	—
Contract terminations:
Surrender benefits	(1,803)	—	(861,917)	(510,859)	—
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	20,908	242,486	259,142	(472,062)	—
Net assets at beginning of year	141,901	128,497	21,679,137	23,319,543	23
Net assets at end of year	$144,570	$400,254	$25,282,740	$26,364,766	$24

Accumulation unit activity
Units outstanding at beginning of year	92,263	100,357	10,139,429	10,695,078	—
Units purchased	23,468	193,515	2,332,682	326,565	—
Units redeemed	(5,726)	(24,456)	(1,890,635)	(508,469)	—
Units outstanding at end of year	110,005	269,416	10,581,476	10,513,174	—

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	133

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	VP Conserv, Cl 2	VP Conserv, Cl 4	VP Man Vol Conserv, Cl 1	VP Man Vol Conserv, Cl 2	VP Man Vol Conserv Gro, Cl 1
Operations
Investment income (loss) — net	$(4,526)	$(3,735)	$—	$(769)	$—
Net realized gain (loss) on sales of investments	68,302	10,666	—	905	1
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(49,557)	5,670	1	2,569	584
Net increase (decrease) in net assets resulting from operations	14,219	12,601	1	2,705	585

Contract transactions
Contract purchase payments	53,510	47,461	—	—	—
Net transfers(1)	5,503	—	—	25,890	60,229
Transfers for policy loans	(1,733)	38	—	—	—
Policy charges	(38,771)	(36,840)	—	(2,310)	(316)
Contract terminations:
Surrender benefits	(275,075)	(28,308)	—	(397)	(25)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	(256,566)	(17,649)	—	23,183	59,888
Net assets at beginning of year	875,562	600,761	23	116,846	24
Net assets at end of year	$633,215	$595,713	$24	$142,734	$60,497

Accumulation unit activity
Units outstanding at beginning of year	579,009	395,352	—	91,844	—
Units purchased	183,543	30,335	—	28,269	48,285
Units redeemed	(345,998)	(42,042)	—	(9,347)	(253)
Units outstanding at end of year	416,554	383,645	—	110,766	48,032

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

134	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	VP Man Vol Conserv Gro, Cl 2	VP Man Vol Gro, Cl 1	VP Man Vol Gro, Cl 2	VP Man Vol Mod Gro, Cl 1	VP Man Vol Mod Gro, Cl 2
Operations
Investment income (loss) — net	$(978)	$—	$(6,673)	$—	$(6,931)
Net realized gain (loss) on sales of investments	1,491	653	11,195	791	24,408
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	8,170	22,525	231,949	3,151	146,209
Net increase (decrease) in net assets resulting from operations	8,683	23,178	236,471	3,942	163,686

Contract transactions
Contract purchase payments	1,119	194,345	66,256	21,066	73,314
Net transfers(1)	17,387	197,350	26,245	17,353	225,177
Transfers for policy loans	(1,154)	—	4,411	—	85
Policy charges	(5,803)	(23,958)	(19,008)	(6,933)	(66,709)
Contract terminations:
Surrender benefits	(7,845)	—	(3,625)	(6,300)	(13,703)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	3,704	367,737	74,279	25,186	218,164
Net assets at beginning of year	162,798	37,364	2,035,394	37,669	1,765,255
Net assets at end of year	$175,185	$428,279	$2,346,144	$66,797	$2,147,105

Accumulation unit activity
Units outstanding at beginning of year	124,236	30,536	1,439,040	31,157	1,278,695
Units purchased	14,032	299,350	64,536	29,973	217,051
Units redeemed	(10,794)	(17,991)	(16,476)	(10,452)	(59,705)
Units outstanding at end of year	127,474	311,895	1,487,100	50,678	1,436,041

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	135

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	VP Mod, Cl 1	VP Mod, Cl 2	VP Mod, Cl 4	VP Mod Aggr, Cl 1	VP Mod Aggr, Cl 2
Operations
Investment income (loss) — net	$—	$(165,300)	$(200,922)	$—	$(196,274)
Net realized gain (loss) on sales of investments	1,111	2,499,972	919,156	15,188	3,821,854
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	32,855	37,936	2,420,191	176,716	1,189,108
Net increase (decrease) in net assets resulting from operations	33,966	2,372,608	3,138,425	191,904	4,814,688

Contract transactions
Contract purchase payments	309,662	1,335,041	1,516,217	1,409,621	2,195,886
Net transfers(1)	1,229,343	437,052	42,068	1,509,571	247,980
Transfers for policy loans	—	(58,985)	(181,714)	—	(1,138,746)
Policy charges	(36,768)	(920,764)	(1,402,601)	(136,538)	(1,002,542)
Contract terminations:
Surrender benefits	(7,272)	(1,105,367)	(1,077,911)	—	(1,013,957)
Death benefits	—	(16,574)	(11,199)	—	(187,897)
Increase (decrease) from contract transactions	1,494,965	(329,597)	(1,115,140)	2,782,654	(899,276)
Net assets at beginning of year	72,694	28,331,476	37,193,595	669,094	40,777,419
Net assets at end of year	$1,601,625	$30,374,487	$39,216,880	$3,643,652	$44,692,831

Accumulation unit activity
Units outstanding at beginning of year	58,815	15,046,682	19,863,405	532,095	20,341,791
Units purchased	1,160,296	3,619,663	1,023,555	2,140,646	4,434,078
Units redeemed	(33,620)	(3,502,136)	(1,526,634)	(99,669)	(4,637,903)
Units outstanding at end of year	1,185,491	15,164,209	19,360,326	2,573,072	20,137,966

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

136	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	VP Mod Aggr, Cl 4	VP Mod Conserv, Cl 1	VP Mod Conserv, Cl 2	VP Mod Conserv, Cl 4	VP Ptnrs Core Bond, Cl 1
Operations
Investment income (loss) — net	$(321,236)	$—	$(14,666)	$(18,448)	$16
Net realized gain (loss) on sales of investments	1,899,702	911	256,831	303,970	(29)
Distributions from capital gains	—	—	—	—	28
Net change in unrealized appreciation or depreciation of investments	5,725,058	20,986	(121,157)	(91,467)	(29)
Net increase (decrease) in net assets resulting from operations	7,303,524	21,897	121,008	194,055	(14)

Contract transactions
Contract purchase payments	2,214,768	—	162,743	155,122	679
Net transfers(1)	(591,851)	—	250,639	(1,084,712)	4,516
Transfers for policy loans	176,454	—	17,979	41,494	—
Policy charges	(1,271,003)	(8,009)	(173,700)	(178,550)	(330)
Contract terminations:
Surrender benefits	(3,167,583)	—	(187,116)	(98,017)	—
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	(2,639,215)	(8,009)	70,545	(1,164,663)	4,865
Net assets at beginning of year	62,979,014	368,940	2,378,069	4,183,549	641
Net assets at end of year	$67,643,323	$382,828	$2,569,622	$3,212,941	$5,492

Accumulation unit activity
Units outstanding at beginning of year	30,762,638	305,859	1,395,930	2,518,057	477
Units purchased	1,140,515	—	581,708	142,003	4,519
Units redeemed	(2,374,669)	(6,415)	(552,421)	(828,425)	(288)
Units outstanding at end of year	29,528,484	299,444	1,425,217	1,831,635	4,708

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	137

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	VP Ptnrs Core Bond, Cl 2	VP Ptnrs Core Eq, Cl 1	VP Ptnrs Core Eq, Cl 2	VP Ptnrs Core Eq, Cl 3	VP Ptnrs Intl Core Eq, Cl 1
Operations
Investment income (loss) — net	$44	$—	$—	$(2,479)	$119
Net realized gain (loss) on sales of investments	7	7	1	26,513	973
Distributions from capital gains	95	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(194)	114	225	97,067	(496)
Net increase (decrease) in net assets resulting from operations	(48)	121	226	121,101	596

Contract transactions
Contract purchase payments	280	1,040	120	9,732	14,493
Net transfers(1)	586	—	—	(28,635)	214
Transfers for policy loans	—	—	—	1,307	—
Policy charges	(348)	(491)	—	(5,837)	(1,322)
Contract terminations:
Surrender benefits	—	—	—	(7,667)	(101)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	518	549	120	(31,100)	13,284
Net assets at beginning of year	3,447	267	731	438,159	4,705
Net assets at end of year	$3,917	$937	$1,077	$528,160	$18,585

Accumulation unit activity
Units outstanding at beginning of year	2,633	178	279	140,273	3,823
Units purchased	691	661	41	3,703	10,727
Units redeemed	(278)	(315)	—	(13,736)	(991)
Units outstanding at end of year	3,046	524	320	130,240	13,559

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

138	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	VP Ptnrs Intl Core Eq, Cl 2	VP Ptnrs Intl Gro, Cl 1	VP Ptnrs Intl Gro, Cl 2	VP Ptnrs Intl Val, Cl 1	VP Ptnrs Intl Val, Cl 2
Operations
Investment income (loss) — net	$754	$69	$—	$163	$1,738
Net realized gain (loss) on sales of investments	2,144	622	1,842	90	6
Distributions from capital gains	—	5,122	11,352	—	—
Net change in unrealized appreciation or depreciation of investments	2,286	5,364	11,185	497	7,152
Net increase (decrease) in net assets resulting from operations	5,184	11,177	24,379	750	8,896

Contract transactions
Contract purchase payments	2,008	10,234	35,504	4,977	3,741
Net transfers(1)	(6,414)	11,528	(622)	—	2,218
Transfers for policy loans	—	—	681	—	—
Policy charges	(1,445)	(2,729)	(6,712)	(1,559)	(1,374)
Contract terminations:
Surrender benefits	—	—	—	—	—
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	(5,851)	19,033	28,851	3,418	4,585
Net assets at beginning of year	40,678	92,145	214,804	6,080	76,480
Net assets at end of year	$40,011	$122,355	$268,034	$10,248	$89,961

Accumulation unit activity
Units outstanding at beginning of year	26,824	65,582	118,814	6,030	58,985
Units purchased	1,232	14,941	19,453	4,456	4,128
Units redeemed	(4,744)	(1,809)	(3,892)	(1,396)	(963)
Units outstanding at end of year	23,312	78,714	134,375	9,090	62,150

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	139

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	VP Ptnrs Sm Cap Gro, Cl 1	VP Ptnrs Sm Cap Gro, Cl 2	VP Ptnrs Sm Cap Val, Cl 1	VP Ptnrs Sm Cap Val, Cl 2	VP Ptnrs Sm Cap Val, Cl 3
Operations
Investment income (loss) — net	$—	$—	$—	$—	$(3,730)
Net realized gain (loss) on sales of investments	108	14,044	16	90	42,357
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	166	(8,712)	68	1,138	99,056
Net increase (decrease) in net assets resulting from operations	274	5,332	84	1,228	137,683

Contract transactions
Contract purchase payments	6,556	2,916	475	449	36,915
Net transfers(1)	13	(35,022)	711	(267)	85,348
Transfers for policy loans	—	—	—	—	(43,814)
Policy charges	(835)	(1,111)	(123)	(195)	(16,172)
Contract terminations:
Surrender benefits	(159)	—	—	(21)	(24,285)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	5,575	(33,217)	1,063	(34)	37,992
Net assets at beginning of year	979	61,651	281	5,120	609,650
Net assets at end of year	$6,828	$33,766	$1,428	$6,314	$785,325

Accumulation unit activity
Units outstanding at beginning of year	586	23,822	139	2,766	203,310
Units purchased	4,373	1,058	918	207	30,036
Units redeemed	(532)	(12,802)	(96)	(206)	(23,331)
Units outstanding at end of year	4,427	12,078	961	2,767	210,015

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

140	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	VP US Flex Conserv Gro, Cl 1	VP US Flex Gro, Cl 1	VP US Flex Mod Gro, Cl 1	Wanger Acorn	Wanger Intl
Operations
Investment income (loss) — net	$—	$—	$—	$16,465	$1,069
Net realized gain (loss) on sales of investments	1	188	324	21,766	60,483
Distributions from capital gains	—	—	—	243,861	85,873
Net change in unrealized appreciation or depreciation of investments	30	1,982	469	312,432	784,057
Net increase (decrease) in net assets resulting from operations	31	2,170	793	594,524	931,482

Contract transactions
Contract purchase payments	768	11,595	403	181,565	198,977
Net transfers(1)	85	672	—	(176,970)	(169,492)
Transfers for policy loans	—	—	—	4,409	(9,243)
Policy charges	(157)	(3,211)	(351)	(162,462)	(125,326)
Contract terminations:
Surrender benefits	—	—	(3,322)	(177,479)	(136,670)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	696	9,056	(3,270)	(330,937)	(241,754)
Net assets at beginning of year	191	8,986	9,144	7,196,336	5,226,508
Net assets at end of year	$918	$20,212	$6,667	$7,459,923	$5,916,236

Accumulation unit activity
Units outstanding at beginning of year	143	7,624	7,784	1,353,979	1,718,695
Units purchased	695	9,706	326	34,219	72,061
Units redeemed	(128)	(2,516)	(3,029)	(95,024)	(123,430)
Units outstanding at end of year	710	14,814	5,081	1,293,174	1,667,326

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	141

Statement of Changes in Net Assets

Year ended December 31, 2021 (continued)	WA Var Global Hi Yd Bond, Cl I	WA Var Global Hi Yd Bond, Cl II
Operations
Investment income (loss) — net	$322	$423
Net realized gain (loss) on sales of investments	—	9
Distributions from capital gains	—	—
Net change in unrealized appreciation or depreciation of investments	(354)	(375)
Net increase (decrease) in net assets resulting from operations	(32)	57

Contract transactions
Contract purchase payments	5,472	1,062
Net transfers(1)	2,414	4,971
Transfers for policy loans	—	—
Policy charges	(826)	(290)
Contract terminations:
Surrender benefits	(89)	(103)
Death benefits	—	—
Increase (decrease) from contract transactions	6,971	5,640
Net assets at beginning of year	602	4,603
Net assets at end of year	$7,541	$10,300

Accumulation unit activity
Units outstanding at beginning of year	445	3,239
Units purchased	6,673	4,303
Units redeemed	(699)	(206)
Units outstanding at end of year	6,419	7,336

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life of NY’s fixed account.

See accompanying notes to financial statements.

142	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Notes to Financial Statements

1.  ORGANIZATION

RiverSource of New York Account 8 (the Account) was established under New York law as a segregated asset account of RiverSource Life Insurance Co. of New York (RiverSource Life of NY). The Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the 1940 Act) and exists in accordance with the rules and regulations of the New York State Department of Financial Services.

The Account is used as a funding vehicle for individual variable life insurance policies issued by RiverSource Life of NY. The following is a list of each variable life insurance product funded through the Account.

RiverSource Succession Select® Variable Life Insurance*

RiverSource® Variable Second-To-Die Life Insurance*

RiverSource® Variable Universal Life Insurance*

RiverSource® Variable Universal Life Insurance III*

RiverSource® Variable Universal Life IV*

RiverSource® Variable Universal Life IV – Estate Series*

RiverSource® Variable Universal Life 5*

RiverSource® Variable Universal Life 5 – Estate Series*

RiverSource® Variable Universal Life 6 Insurance

RiverSource® Survivorship Variable Universal Life Insurance

*

New contracts are no longer being issued for this product. As a result, an annual contract prospectus and statement of additional information are no longer distributed. An annual report for this product is distributed to all current contract holders.

The Account is comprised of various divisions. Each division invests exclusively in shares of the following funds or portfolios (collectively, the Funds), which are registered under the 1940 Act as open-end management investment companies. The name of each Fund and the corresponding division name are provided below. Each division is comprised of subaccounts. Individual variable life insurance policies invest in subaccounts. For each division, the financial statements are comprised of a statement of assets and liabilities as of December 31, 2022, a related statement of operations for the year then ended and statements of changes in net assets for each of the two years in the period then ended, all presented to reflect a full twelve month period except as noted below.

Division	Fund
AB VPS Dyn Asset Alloc, Cl B	AB VPS Dynamic Asset Allocation Portfolio (Class B)
AB VPS Gro & Inc, Cl B	AB VPS Growth and Income Portfolio (Class B) (renamed to AB VPS Relative Value Portfolio (Class B) effective sometime during the second quarter of 2023)
AB VPS Intl Val, Cl B	AB VPS International Value Portfolio (Class B)
AB VPS Lg Cap Gro, Cl A	AB VPS Large Cap Growth Portfolio (Class A)
AB VPS Lg Cap Gro, Cl B	AB VPS Large Cap Growth Portfolio (Class B)
Allspg VT Index Asset Alloc, Cl 2	Allspring VT Index Asset Allocation Fund – Class 2
Allspg VT Intl Eq, Cl 2	Allspring VT International Equity Fund – Class 2
Allspg VT Opp, Cl 1	Allspring VT Opportunity Fund – Class 1
Allspg VT Opp, Cl 2	Allspring VT Opportunity Fund – Class 2
Allspg VT Sm Cap Gro, Cl 1	Allspring VT Small Cap Growth Fund – Class 1
Allspg VT Sm Cap Gro, Cl 2	Allspring VT Small Cap Growth Fund – Class 2
ALPS Alerian Engy Infr, Class I	ALPS/Alerian Energy Infrastructure Portfolio: Class I
ALPS Alerian Engy Infr, Class III	ALPS/Alerian Energy Infrastructure Portfolio: Class III
AC VP Intl, Cl I	American Century VP International, Class I
AC VP Intl, Cl II	American Century VP International, Class II
AC VP Val, Cl I	American Century VP Value, Class I
AC VP Val, Cl II	American Century VP Value, Class II
BlackRock Global Alloc, Cl I	BlackRock Global Allocation V.I. Fund (Class I)
BlackRock Global Alloc, Cl III	BlackRock Global Allocation V.I. Fund (Class III)
Calvert VP EAFE Intl Index, Cl F	Calvert VP EAFE International Index Portfolio – Class F(1)
Calvert VP EAFE Intl Index, Cl I	Calvert VP EAFE International Index Portfolio – Class I(1)
Calvert VP Nasdaq 100 Index, Cl F	Calvert VP Nasdaq 100 Index Portfolio – Class F(1)
Calvert VP Nasdaq 100 Index, Cl I	Calvert VP Nasdaq 100 Index Portfolio – Class I(1)
Calv VP Russ 2000 Sm Cap Ind, Cl F	Calvert VP Russell 2000® Small Cap Index Portfolio – Class F(1)
Calv VP Russ 2000 Sm Cap Ind, Cl I	Calvert VP Russell 2000® Small Cap Index Portfolio – Class I(1)
Calvert VP SRI Bal, Cl I	Calvert VP SRI Balanced Portfolio – Class I

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	143

Division	Fund
Col VP Bal, Cl 1	Columbia Variable Portfolio – Balanced Fund (Class 1)
Col VP Bal, Cl 3	Columbia Variable Portfolio – Balanced Fund (Class 3)
Col VP Commodity Strategy, Cl 1	Columbia Variable Portfolio – Commodity Strategy Fund (Class 1)
Col VP Commodity Strategy, Cl 2	Columbia Variable Portfolio – Commodity Strategy Fund (Class 2)
Col VP Contrarian Core, Cl 1	Columbia Variable Portfolio – Contrarian Core Fund (Class 1)
Col VP Contrarian Core, Cl 2	Columbia Variable Portfolio – Contrarian Core Fund (Class 2)
Col VP Disciplined Core, Cl 1	Columbia Variable Portfolio – Disciplined Core Fund (Class 1)
Col VP Disciplined Core, Cl 2	Columbia Variable Portfolio – Disciplined Core Fund (Class 2)
Col VP Disciplined Core, Cl 3	Columbia Variable Portfolio – Disciplined Core Fund (Class 3)
Col VP Divd Opp, Cl 1	Columbia Variable Portfolio – Dividend Opportunity Fund (Class 1)
Col VP Divd Opp, Cl 2	Columbia Variable Portfolio – Dividend Opportunity Fund (Class 2)
Col VP Divd Opp, Cl 3	Columbia Variable Portfolio – Dividend Opportunity Fund (Class 3)
Col VP Emerg Mkts Bond, Cl 1	Columbia Variable Portfolio – Emerging Markets Bond Fund (Class 1)
Col VP Emerg Mkts Bond, Cl 2	Columbia Variable Portfolio – Emerging Markets Bond Fund (Class 2)
Col VP Emer Mkts, Cl 1	Columbia Variable Portfolio – Emerging Markets Fund (Class 1)
Col VP Emer Mkts, Cl 2	Columbia Variable Portfolio – Emerging Markets Fund (Class 2)
Col VP Emer Mkts, Cl 3	Columbia Variable Portfolio – Emerging Markets Fund (Class 3)
Col VP Global Strategic Inc, Cl 2	Columbia Variable Portfolio – Global Strategic Income Fund (Class 2)
Col VP Global Strategic Inc, Cl 3	Columbia Variable Portfolio – Global Strategic Income Fund (Class 3)
Col VP Govt Money Mkt, Cl 1	Columbia Variable Portfolio – Government Money Market Fund (Class 1)
Col VP Govt Money Mkt, Cl 2	Columbia Variable Portfolio – Government Money Market Fund (Class 2)
Col VP Govt Money Mkt, Cl 3	Columbia Variable Portfolio – Government Money Market Fund (Class 3)
Col VP Hi Yield Bond, Cl 1	Columbia Variable Portfolio – High Yield Bond Fund (Class 1)
Col VP Hi Yield Bond, Cl 2	Columbia Variable Portfolio – High Yield Bond Fund (Class 2)
Col VP Hi Yield Bond, Cl 3	Columbia Variable Portfolio – High Yield Bond Fund (Class 3)
Col VP Inc Opp, Cl 1	Columbia Variable Portfolio – Income Opportunities Fund (Class 1)
Col VP Inc Opp, Cl 2	Columbia Variable Portfolio – Income Opportunities Fund (Class 2)
Col VP Inc Opp, Cl 3	Columbia Variable Portfolio – Income Opportunities Fund (Class 3)
Col VP Inter Bond, Cl 1	Columbia Variable Portfolio – Intermediate Bond Fund (Class 1)
Col VP Inter Bond, Cl 2	Columbia Variable Portfolio – Intermediate Bond Fund (Class 2)
Col VP Inter Bond, Cl 3	Columbia Variable Portfolio – Intermediate Bond Fund (Class 3)
Col VP Lg Cap Gro, Cl 1	Columbia Variable Portfolio – Large Cap Growth Fund (Class 1)
Col VP Lg Cap Gro, Cl 2	Columbia Variable Portfolio – Large Cap Growth Fund (Class 2)
Col VP Lg Cap Gro, Cl 3	Columbia Variable Portfolio – Large Cap Growth Fund (Class 3)
Col VP Lg Cap Index, Cl 1	Columbia Variable Portfolio – Large Cap Index Fund (Class 1)
Col VP Lg Cap Index, Cl 3	Columbia Variable Portfolio – Large Cap Index Fund (Class 3)
Col VP Limited Duration Cr, Cl 1	Columbia Variable Portfolio – Limited Duration Credit Fund (Class 1)
Col VP Limited Duration Cr, Cl 2	Columbia Variable Portfolio – Limited Duration Credit Fund (Class 2)
Col VP Long Govt/Cr Bond, Cl 1	Columbia Variable Portfolio – Long Government/Credit Bond Fund (Class 1)
Col VP Long Govt/Cr Bond, Cl 2	Columbia Variable Portfolio – Long Government/Credit Bond Fund (Class 2)
Col VP Overseas Core, Cl 1	Columbia Variable Portfolio – Overseas Core Fund (Class 1)
Col VP Overseas Core, Cl 2	Columbia Variable Portfolio – Overseas Core Fund (Class 2)
Col VP Overseas Core, Cl 3	Columbia Variable Portfolio – Overseas Core Fund (Class 3)
Col VP Select Lg Cap Val, Cl 1	Columbia Variable Portfolio – Select Large Cap Value Fund (Class 1)
Col VP Select Lg Cap Val, Cl 2	Columbia Variable Portfolio – Select Large Cap Value Fund (Class 2)
Col VP Select Lg Cap Val, Cl 3	Columbia Variable Portfolio – Select Large Cap Value Fund (Class 3)
Col VP Select Mid Cap Gro, Cl 1	Columbia Variable Portfolio – Select Mid Cap Growth Fund (Class 1) (previously Columbia Variable Portfolio – Mid Cap Growth Fund (Class 1))
Col VP Select Mid Cap Gro, Cl 2	Columbia Variable Portfolio – Select Mid Cap Growth Fund (Class 2) (previously Columbia Variable Portfolio – Mid Cap Growth Fund (Class 2))
Col VP Select Mid Cap Gro, Cl 3	Columbia Variable Portfolio – Select Mid Cap Growth Fund (Class 3) (previously Columbia Variable Portfolio – Mid Cap Growth Fund (Class 3))
Col VP Select Mid Cap Val, Cl 1	Columbia Variable Portfolio – Select Mid Cap Value Fund (Class 1)
Col VP Select Mid Cap Val, Cl 2	Columbia Variable Portfolio – Select Mid Cap Value Fund (Class 2)
Col VP Select Mid Cap Val, Cl 3	Columbia Variable Portfolio – Select Mid Cap Value Fund (Class 3)
Col VP Select Sm Cap Val, Cl 1	Columbia Variable Portfolio – Select Small Cap Value Fund (Class 1)
Col VP Select Sm Cap Val, Cl 2	Columbia Variable Portfolio – Select Small Cap Value Fund (Class 2)
Col VP Select Sm Cap Val, Cl 3	Columbia Variable Portfolio – Select Small Cap Value Fund (Class 3)
Col VP Sel Gbl Tech, Cl 1	Columbia Variable Portfolio – Seligman Global Technology Fund (Class 1)(1)

144	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Division	Fund
Col VP Sel Gbl Tech, Cl 2	Columbia Variable Portfolio – Seligman Global Technology Fund (Class 2)(1)
Col VP Strategic Inc, Cl 1	Columbia Variable Portfolio – Strategic Income Fund (Class 1)
Col VP Strategic Inc, Cl 2	Columbia Variable Portfolio – Strategic Income Fund (Class 2)
Col VP US Govt Mtge, Cl 1	Columbia Variable Portfolio – U.S. Government Mortgage Fund (Class 1)
Col VP US Govt Mtge, Cl 2	Columbia Variable Portfolio – U.S. Government Mortgage Fund (Class 2)
Col VP US Govt Mtge, Cl 3	Columbia Variable Portfolio – U.S. Government Mortgage Fund (Class 3)
CS Commodity Return	Credit Suisse Trust – Commodity Return Strategy Portfolio
CTIVP AC Div Bond, Cl 1	CTIVP® – American Century Diversified Bond Fund (Class 1)
CTIVP AC Div Bond, Cl 2	CTIVP® – American Century Diversified Bond Fund (Class 2)
CTIVP BR Gl Infl Prot Sec, Cl 1	CTIVP® – BlackRock Global Inflation-Protected Securities Fund (Class 1)
CTIVP BR Gl Infl Prot Sec, Cl 2	CTIVP® – BlackRock Global Inflation-Protected Securities Fund (Class 2)
CTIVP BR Gl Infl Prot Sec, Cl 3	CTIVP® – BlackRock Global Inflation-Protected Securities Fund (Class 3)
CTIVP CenterSquare Real Est, Cl 1	CTIVP® – CenterSquare Real Estate Fund (Class 1)
CTIVP CenterSquare Real Est, Cl 2	CTIVP® – CenterSquare Real Estate Fund (Class 2)
CTIVP MFS Val, Cl 1	CTIVP® – MFS® Value Fund (Class 1)
CTIVP MFS Val, Cl 2	CTIVP® – MFS® Value Fund (Class 2)
CTIVP MS Adv, Cl 1	CTIVP® – Morgan Stanley Advantage Fund (Class 1)
CTIVP MS Adv, Cl 2	CTIVP® – Morgan Stanley Advantage Fund (Class 2)
CTIVP Prin Blue Chip Gro, Cl 1	CTIVP® – Principal Blue Chip Growth Fund (Class 1) (previously CTIVP® – Loomis Sayles Growth Fund (Class 1))
CTIVP Prin Blue Chip Gro, Cl 2	CTIVP® – Principal Blue Chip Growth Fund (Class 2) (previously CTIVP® – Loomis Sayles Growth Fund (Class 2))
CTIVP T Rowe Price LgCap Val, Cl 1	CTIVP® – T. Rowe Price Large Cap Value Fund (Class 1)
CTIVP T Rowe Price LgCap Val, Cl 2	CTIVP® – T. Rowe Price Large Cap Value Fund (Class 2)
CTIVP TCW Core Plus Bond, Cl 1	CTIVP® – TCW Core Plus Bond Fund (Class 1)
CTIVP TCW Core Plus Bond, Cl 2	CTIVP® – TCW Core Plus Bond Fund (Class 2)
CTIVP Vty Sycamore Estb Val, Cl 1	CTIVP® – Victory Sycamore Established Value Fund (Class 1)
CTIVP Vty Sycamore Estb Val, Cl 2	CTIVP® – Victory Sycamore Established Value Fund (Class 2)
CTIVP Vty Sycamore Estb Val, Cl 3	CTIVP® – Victory Sycamore Established Value Fund (Class 3)
CTIVP Westfield Mid Cap Gro, Cl 1	CTIVP® – Westfield Mid Cap Growth Fund (Class 1)
CTIVP Westfield Mid Cap Gro, Cl 2	CTIVP® – Westfield Mid Cap Growth Fund (Class 2)
Del Ivy VIP Asset Strategy, Cl II	Delaware Ivy VIP Asset Strategy, Class II
DWS Alt Asset Alloc VIP, Cl A	DWS Alternative Asset Allocation VIP, Class A
DWS Alt Asset Alloc VIP, Cl B	DWS Alternative Asset Allocation VIP, Class B
EV VT Floating-Rate Inc, Init Cl	Eaton Vance VT Floating-Rate Income Fund – Initial Class
Fid VIP Contrafund, Init Cl	Fidelity® VIP ContrafundSM Portfolio Initial Class
Fid VIP Contrafund, Serv Cl 2	Fidelity® VIP ContrafundSM Portfolio Service Class 2
Fid VIP Gro & Inc, Serv Cl	Fidelity® VIP Growth & Income Portfolio Service Class
Fid VIP Gro & Inc, Serv Cl 2	Fidelity® VIP Growth & Income Portfolio Service Class 2
Fid VIP Mid Cap, Init Cl	Fidelity® VIP Mid Cap Portfolio Initial Class
Fid VIP Mid Cap, Serv Cl	Fidelity® VIP Mid Cap Portfolio Service Class
Fid VIP Mid Cap, Serv Cl 2	Fidelity® VIP Mid Cap Portfolio Service Class 2
Fid VIP Overseas, Serv Cl	Fidelity® VIP Overseas Portfolio Service Class
Fid VIP Overseas, Serv Cl 2	Fidelity® VIP Overseas Portfolio Service Class 2
Fid VIP Strategic Inc, Init Cl	Fidelity® VIP Strategic Income Portfolio Initial Class
Fid VIP Strategic Inc, Serv Cl 2	Fidelity® VIP Strategic Income Portfolio Service Class 2
Frank Global Real Est, Cl 2	Franklin Global Real Estate VIP Fund – Class 2
Frank Inc, Cl 1	Franklin Income VIP Fund – Class 1
Frank Inc, Cl 2	Franklin Income VIP Fund – Class 2
Frank Mutual Shares, Cl 1	Franklin Mutual Shares VIP Fund – Class 1
Frank Mutual Shares, Cl 2	Franklin Mutual Shares VIP Fund – Class 2
Frank Sm Cap Val, Cl 1	Franklin Small Cap Value VIP Fund – Class 1
Frank Sm Cap Val, Cl 2	Franklin Small Cap Value VIP Fund – Class 2
GS VIT Mid Cap Val, Inst	Goldman Sachs VIT Mid Cap Value Fund – Institutional Shares
GS VIT Multi-Strategy Alt, Advisor	Goldman Sachs VIT Multi-Strategy Alternatives Portfolio – Advisor Shares
GS VIT Sm Cap Eq Insights, Inst	Goldman Sachs VIT Small Cap Equity Insights Fund – Institutional Shares
GS VIT U.S. Eq Insights, Inst	Goldman Sachs VIT U.S. Equity Insights Fund – Institutional Shares
Invesco VI Am Fran, Ser I	Invesco V.I. American Franchise Fund, Series I Shares
Invesco VI Am Fran, Ser II	Invesco V.I. American Franchise Fund, Series II Shares

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	145

Division	Fund
Invesco VI Bal Risk Alloc, Ser I	Invesco V.I. Balanced-Risk Allocation Fund, Series I Shares
Invesco VI Bal Risk Alloc, Ser II	Invesco V.I. Balanced-Risk Allocation Fund, Series II Shares
Invesco VI Comstock, Ser II	Invesco V.I. Comstock Fund, Series II Shares
Invesco VI Core Eq, Ser I	Invesco V.I. Core Equity Fund, Series I Shares
Invesco VI Dis Mid Cap Gro, Ser I	Invesco V.I. Discovery Mid Cap Growth Fund, Series I Shares
Invesco VI Div Divd, Ser I	Invesco V.I. Diversified Dividend Fund, Series I Shares
Invesco VI EQV Intl Eq, Ser II	Invesco V.I. EQV International Equity Fund, Series II Shares (previously Invesco V.I. International Growth Fund, Series II Shares)
Invesco VI Global, Ser I	Invesco V.I. Global Fund, Series I Shares
Invesco VI Global, Ser II	Invesco V.I. Global Fund, Series II Shares
Invesco VI Gbl Strat Inc, Ser I	Invesco V.I. Global Strategic Income Fund, Series I Shares
Invesco VI Gbl Strat Inc, Ser II	Invesco V.I. Global Strategic Income Fund, Series II Shares
Invesco VI Mn St Sm Cap, Ser I	Invesco V.I. Main Street Small Cap Fund®, Series I Shares
Invesco VI Mn St Sm Cap, Ser II	Invesco V.I. Main Street Small Cap Fund®, Series II Shares
Invesco VI Tech, Ser I	Invesco V.I. Technology Fund, Series I Shares
Invesco VI Tech, Ser II	Invesco V.I. Technology Fund, Series II Shares(1)
Janus Henderson VIT Bal, Inst	Janus Henderson VIT Balanced Portfolio: Institutional Shares
Janus Henderson VIT Bal, Serv	Janus Henderson VIT Balanced Portfolio: Service Shares
Janus Henderson VIT Enter, Serv	Janus Henderson VIT Enterprise Portfolio: Service Shares
Janus Henderson VIT Flex Bd, Inst	Janus Henderson VIT Flexible Bond Portfolio: Institutional Shares
Janus Henderson VIT Flex Bd, Serv	Janus Henderson VIT Flexible Bond Portfolio: Service Shares
Janus Hend VIT Gbl Tech Innov, Srv	Janus Henderson VIT Global Technology and Innovation Portfolio: Service Shares
Janus Henderson VIT Overseas, Serv	Janus Henderson VIT Overseas Portfolio: Service Shares
Janus Henderson VIT Res, Inst	Janus Henderson VIT Research Portfolio: Institutional Shares
Janus Henderson VIT Res, Serv	Janus Henderson VIT Research Portfolio: Service Shares
Lazard Ret Global Dyn MA, Inv	Lazard Retirement Global Dynamic Multi-Asset Portfolio – Investor Shares
Lazard Ret Global Dyn MA, Serv	Lazard Retirement Global Dynamic Multi-Asset Portfolio – Service Shares
MFS Mass Inv Gro Stock, Serv Cl	MFS® Massachusetts Investors Growth Stock Portfolio – Service Class
MFS New Dis, Serv Cl	MFS® New Discovery Series – Service Class
MFS Utilities, Init Cl	MFS® Utilities Series – Initial Class
MFS Utilities, Serv Cl	MFS® Utilities Series – Service Class
MS VIF Dis, Cl I	Morgan Stanley VIF Discovery Portfolio, Class I Shares
MS VIF Dis, Cl II	Morgan Stanley VIF Discovery Portfolio, Class II Shares
MS VIF Global Real Est, Cl II	Morgan Stanley VIF Global Real Estate Portfolio, Class II Shares
NB AMT Sus Eq, Cl I	Neuberger Berman AMT Sustainable Equity Portfolio (Class I)
NB AMT Sus Eq, Cl S	Neuberger Berman AMT Sustainable Equity Portfolio (Class S)
NB AMT US Eq Index PW Strat, Cl S	Neuberger Berman AMT U.S. Equity Index PutWrite Strategy Portfolio (Class S)
PIMCO VIT All Asset, Advisor Cl	PIMCO VIT All Asset Portfolio, Advisor Class
PIMCO VIT All Asset, Inst Cl	PIMCO VIT All Asset Portfolio, Institutional Class
PIMCO VIT Glb Man As Alloc, Adv Cl	PIMCO VIT Global Managed Asset Allocation Portfolio, Advisor Class
PIMCO VIT Tot Return, Advisor Cl	PIMCO VIT Total Return Portfolio, Advisor Class
PIMCO VIT Tot Return, Inst Cl	PIMCO VIT Total Return Portfolio, Institutional Class
Put VT Global Hlth Care, Cl IA	Putnam VT Global Health Care Fund – Class IA Shares(1)
Put VT Global Hlth Care, Cl IB	Putnam VT Global Health Care Fund – Class IB Shares
Put VT Hi Yield, Cl IB	Putnam VT High Yield Fund – Class IB Shares
Put VT Intl Eq, Cl IB	Putnam VT International Equity Fund – Class IB Shares
Put VT Sus Leaders, Cl IA	Putnam VT Sustainable Leaders Fund – Class IA Shares
Put VT Sus Leaders, Cl IB	Putnam VT Sustainable Leaders Fund – Class IB Shares
Royce Micro-Cap, Invest Cl	Royce Capital Fund – Micro-Cap Portfolio, Investment Class
Temp Global Bond, Cl 1	Templeton Global Bond VIP Fund – Class 1
Temp Global Bond, Cl 2	Templeton Global Bond VIP Fund – Class 2
Third Ave VST Third Ave Value	Third Avenue VST Third Avenue Value Portfolio
VanEck VIP Global Gold, Cl S	VanEck VIP Global Gold Fund (Class S Shares)
VP Aggr, Cl 1	Variable Portfolio – Aggressive Portfolio (Class 1)
VP Aggr, Cl 2	Variable Portfolio – Aggressive Portfolio (Class 2)
VP Aggr, Cl 4	Variable Portfolio – Aggressive Portfolio (Class 4)
VP Conserv, Cl 1	Variable Portfolio – Conservative Portfolio (Class 1)
VP Conserv, Cl 2	Variable Portfolio – Conservative Portfolio (Class 2)
VP Conserv, Cl 4	Variable Portfolio – Conservative Portfolio (Class 4)

146	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Division	Fund
VP Man Vol Conserv, Cl 1	Variable Portfolio – Managed Volatility Conservative Fund (Class 1)
VP Man Vol Conserv, Cl 2	Variable Portfolio – Managed Volatility Conservative Fund (Class 2)
VP Man Vol Conserv Gro, Cl 1	Variable Portfolio – Managed Volatility Conservative Growth Fund (Class 1)
VP Man Vol Conserv Gro, Cl 2	Variable Portfolio – Managed Volatility Conservative Growth Fund (Class 2)
VP Man Vol Gro, Cl 1	Variable Portfolio – Managed Volatility Growth Fund (Class 1)
VP Man Vol Gro, Cl 2	Variable Portfolio – Managed Volatility Growth Fund (Class 2)
VP Man Vol Mod Gro, Cl 1	Variable Portfolio – Managed Volatility Moderate Growth Fund (Class 1)
VP Man Vol Mod Gro, Cl 2	Variable Portfolio – Managed Volatility Moderate Growth Fund (Class 2)
VP Mod, Cl 1	Variable Portfolio – Moderate Portfolio (Class 1)
VP Mod, Cl 2	Variable Portfolio – Moderate Portfolio (Class 2)
VP Mod, Cl 4	Variable Portfolio – Moderate Portfolio (Class 4)
VP Mod Aggr, Cl 1	Variable Portfolio – Moderately Aggressive Portfolio (Class 1)
VP Mod Aggr, Cl 2	Variable Portfolio – Moderately Aggressive Portfolio (Class 2)
VP Mod Aggr, Cl 4	Variable Portfolio – Moderately Aggressive Portfolio (Class 4)
VP Mod Conserv, Cl 1	Variable Portfolio – Moderately Conservative Portfolio (Class 1)
VP Mod Conserv, Cl 2	Variable Portfolio – Moderately Conservative Portfolio (Class 2)
VP Mod Conserv, Cl 4	Variable Portfolio – Moderately Conservative Portfolio (Class 4)
VP Ptnrs Core Bond, Cl 1	Variable Portfolio – Partners Core Bond Fund (Class 1)
VP Ptnrs Core Bond, Cl 2	Variable Portfolio – Partners Core Bond Fund (Class 2)
VP Ptnrs Core Eq, Cl 1	Variable Portfolio – Partners Core Equity Fund (Class 1)
VP Ptnrs Core Eq, Cl 2	Variable Portfolio – Partners Core Equity Fund (Class 2)
VP Ptnrs Core Eq, Cl 3	Variable Portfolio – Partners Core Equity Fund (Class 3)
VP Ptnrs Intl Core Eq, Cl 1	Variable Portfolio – Partners International Core Equity Fund (Class 1)
VP Ptnrs Intl Core Eq, Cl 2	Variable Portfolio – Partners International Core Equity Fund (Class 2)
VP Ptnrs Intl Gro, Cl 1	Variable Portfolio – Partners International Growth Fund (Class 1)
VP Ptnrs Intl Gro, Cl 2	Variable Portfolio – Partners International Growth Fund (Class 2)
VP Ptnrs Intl Val, Cl 1	Variable Portfolio – Partners International Value Fund (Class 1)
VP Ptnrs Intl Val, Cl 2	Variable Portfolio – Partners International Value Fund (Class 2)
VP Ptnrs Sm Cap Gro, Cl 1	Variable Portfolio – Partners Small Cap Growth Fund (Class 1)
VP Ptnrs Sm Cap Gro, Cl 2	Variable Portfolio – Partners Small Cap Growth Fund (Class 2)
VP Ptnrs Sm Cap Val, Cl 1	Variable Portfolio – Partners Small Cap Value Fund (Class 1)
VP Ptnrs Sm Cap Val, Cl 2	Variable Portfolio – Partners Small Cap Value Fund (Class 2)
VP Ptnrs Sm Cap Val, Cl 3	Variable Portfolio – Partners Small Cap Value Fund (Class 3)
VP US Flex Conserv Gro, Cl 1	Variable Portfolio – U.S. Flexible Conservative Growth Fund (Class 1)
VP US Flex Gro, Cl 1	Variable Portfolio – U.S. Flexible Growth Fund (Class 1)
VP US Flex Mod Gro, Cl 1	Variable Portfolio – U.S. Flexible Moderate Growth Fund (Class 1)
Wanger Acorn	Wanger Acorn (previously Wanger USA)
Wanger Intl	Wanger International
WA Var Global Hi Yd Bond, Cl I	Western Asset Variable Global High Yield Bond Portfolio – Class I
WA Var Global Hi Yd Bond, Cl II	Western Asset Variable Global High Yield Bond Portfolio – Class II

(1)	For the period May 2, 2022 (commencement of operations) to December 31, 2022.

The assets of each division of the Account are not chargeable with liabilities arising out of the business conducted by any other segregated asset account or by RiverSource Life of NY.

RiverSource Life of NY serves as issuer of the variable life insurance policies.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments in the Funds

Investment transactions are accounted for on the date the shares are purchased and sold. Realized gains and losses on the sales of investments are computed using the average cost method. Income from dividends and gains from realized capital gain distributions are reinvested in additional shares of the Funds and are recorded as income by the divisions on the ex-dividend date.

Unrealized appreciation or depreciation of investments in the accompanying financial statements represents the division’s share of the Funds’ undistributed net investment income, undistributed realized gain or loss and the unrealized appreciation or depreciation on their investment securities.

The Account categorizes its fair value measurements according to a three-level hierarchy. This hierarchy prioritizes the inputs used by the Account to value investment securities. A level is assigned to each fair value measurement based on the lowest level

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	147

input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2 – Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The Funds in the Accounts have been measured at fair value using the net asset value per share (or its equivalent) as a practical expedient and are therefore not categorized in the fair value hierarchy. There were no transfers between levels in the period ended December 31, 2022.

Federal Income Taxes

RiverSource Life of NY is taxed as a life insurance company. The Account is treated as part of RiverSource Life of NY for federal income tax purposes. Under existing federal income tax law, no income taxes are payable with respect to any investment income of the Account to the extent the earnings are credited under the policies. Based on this, no charge is being made currently to the Account for federal income taxes. RiverSource Life of NY will review periodically the status of this policy. In the event of changes in the tax law, a charge may be made in future years for any federal income taxes that would be attributable to the policies.

Subsequent Events

Management has evaluated Account related events and transactions that occurred through the date the financial statements were issued. Management noted there were no items requiring adjustments or additional disclosures in the Account’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

3.  VARIABLE ACCOUNT EXPENSES

RiverSource Life of NY deducts a daily mortality and expense risk fee equal, on an annual basis, to 0.00%, 0.20%, 0.30%, 0.45% or 0.90% of the average daily net assets of each subaccount depending on the product selected.

4.  POLICY CHARGES

A monthly deduction is made for the cost of insurance and the policy fee. The cost of insurance for the policy month is determined on the monthly date by determining the net amount at risk, as of that day, and by then applying the cost of insurance rates to the net amount at risk which RiverSource Life of NY is assuming for the succeeding month. The monthly deduction will be taken from the subaccounts as specified in the application for the policy.

A policy fee is deducted each month to reimburse RiverSource Life of NY for expenses incurred in administering the policy, such as processing claims, maintaining records, making policy changes and communicating with owners of policies.

RiverSource Life of NY deducts a premium expense charge from each premium payment. It partially compensates RiverSource Life of NY for expenses associated with administering and distributing the policy, including the agents’ compensation, advertising and printing the prospectus and sales literature. It also compensates RiverSource Life of NY for paying premium taxes imposed by the state of New York.

Each month RiverSource Life of NY deducts charges for any optional insurance benefits added to the policy by rider.

Some products may also charge a death benefit guarantee charge or a no lapse guarantee charge.

5.  SURRENDER CHARGES

RiverSource Life of NY may assess a surrender charge to help it recover certain expenses related to the issuance of the policy. Such charges are not treated as a separate expense of the divisions as they are ultimately deducted from surrender benefits paid by RiverSource Life of NY. Charges by RiverSource Life of NY for surrenders are not identified on an individual division basis.

6.  RELATED PARTY TRANSACTIONS

RiverSource Life of NY is a wholly-owned subsidiary of RiverSource Life Insurance Company, which is a wholly-owned subsidiary of Ameriprise Financial, Inc. (Ameriprise Financial).

148	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

The following table reflects fees paid by certain affiliated funds to Ameriprise Financial and its affiliates.

Fee Agreement:	Fees Paid To:
Management Agreement	Columbia Management Investment Advisers, LLC
Shareholder Services Agreement	Columbia Management Investment Services Corp.
Plan and Agreement of Distribution	Columbia Management Investment Distributors, Inc.
Investment Advisory Agreement	Columbia Wanger Asset Management, LLC
Administrative Services Agreement	Columbia Wanger Asset Management, LLC

7.  INVESTMENT TRANSACTIONS

The divisions’ purchases of Funds’ shares, including reinvestment of dividend distributions, for the year ended December 31, 2022 were as follows:

Division	Purchases
AB VPS Dyn Asset Alloc, Cl B	$159
AB VPS Gro & Inc, Cl B	504,546
AB VPS Intl Val, Cl B	232,803
AB VPS Lg Cap Gro, Cl A	127,633
AB VPS Lg Cap Gro, Cl B	518,261
Allspg VT Index Asset Alloc, Cl 2	95,010
Allspg VT Intl Eq, Cl 2	81,489
Allspg VT Opp, Cl 1	16,162
Allspg VT Opp, Cl 2	289,936
Allspg VT Sm Cap Gro, Cl 1	144,141
Allspg VT Sm Cap Gro, Cl 2	381,363
ALPS Alerian Engy Infr, Class I	21,875
ALPS Alerian Engy Infr, Class III	134,284
AC VP Intl, Cl I	151,223
AC VP Intl, Cl II	163,442
AC VP Val, Cl I	623,889
AC VP Val, Cl II	387,141
BlackRock Global Alloc, Cl I	45,150
BlackRock Global Alloc, Cl III	55,103
Calvert VP EAFE Intl Index, Cl F	362
Calvert VP EAFE Intl Index, Cl I	37,817
Calvert VP Nasdaq 100 Index, Cl F	472
Calvert VP Nasdaq 100 Index, Cl I	6,997
Calv VP Russ 2000 Sm Cap Ind, Cl F	388
Calv VP Russ 2000 Sm Cap Ind, Cl I	388
Calvert VP SRI Bal, Cl I	306,283
Col VP Bal, Cl 1	172,738
Col VP Bal, Cl 3	382,971
Col VP Commodity Strategy, Cl 1	28,943
Col VP Commodity Strategy, Cl 2	13,215
Col VP Contrarian Core, Cl 1	81,577
Col VP Contrarian Core, Cl 2	26,789
Col VP Disciplined Core, Cl 1	71,509
Col VP Disciplined Core, Cl 2	26,066
Col VP Disciplined Core, Cl 3	247,949
Col VP Divd Opp, Cl 1	32,150
Col VP Divd Opp, Cl 2	49,553
Col VP Divd Opp, Cl 3	495,533
Col VP Emerg Mkts Bond, Cl 1	20,723
Col VP Emerg Mkts Bond, Cl 2	3,422
Col VP Emer Mkts, Cl 1	144,616
Col VP Emer Mkts, Cl 2	138,150
Col VP Emer Mkts, Cl 3	787,871
Col VP Global Strategic Inc, Cl 2	9,041
Col VP Global Strategic Inc, Cl 3	106,961
Col VP Govt Money Mkt, Cl 1	123,922

Division	Purchases
Col VP Govt Money Mkt, Cl 2	$751,837
Col VP Govt Money Mkt, Cl 3	627,945
Col VP Hi Yield Bond, Cl 1	54,195
Col VP Hi Yield Bond, Cl 2	43,535
Col VP Hi Yield Bond, Cl 3	209,413
Col VP Inc Opp, Cl 1	4,108
Col VP Inc Opp, Cl 2	18,635
Col VP Inc Opp, Cl 3	135,256
Col VP Inter Bond, Cl 1	20,489
Col VP Inter Bond, Cl 2	16,153
Col VP Inter Bond, Cl 3	426,437
Col VP Lg Cap Gro, Cl 1	598,400
Col VP Lg Cap Gro, Cl 2	47,936
Col VP Lg Cap Gro, Cl 3	204,044
Col VP Lg Cap Index, Cl 1	1,493,652
Col VP Lg Cap Index, Cl 3	673,389
Col VP Limited Duration Cr, Cl 1	54,538
Col VP Limited Duration Cr, Cl 2	1,729,438
Col VP Long Govt/Cr Bond, Cl 1	18,735
Col VP Long Govt/Cr Bond, Cl 2	1,743
Col VP Overseas Core, Cl 1	104,651
Col VP Overseas Core, Cl 2	41,359
Col VP Overseas Core, Cl 3	477,254
Col VP Select Lg Cap Val, Cl 1	274,900
Col VP Select Lg Cap Val, Cl 2	40,471
Col VP Select Lg Cap Val, Cl 3	95,567
Col VP Select Mid Cap Gro, Cl 1	113,553
Col VP Select Mid Cap Gro, Cl 2	8,787
Col VP Select Mid Cap Gro, Cl 3	111,848
Col VP Select Mid Cap Val, Cl 1	145,461
Col VP Select Mid Cap Val, Cl 2	26,300
Col VP Select Mid Cap Val, Cl 3	36,004
Col VP Select Sm Cap Val, Cl 1	38,637
Col VP Select Sm Cap Val, Cl 2	30,149
Col VP Select Sm Cap Val, Cl 3	40,119
Col VP Sel Gbl Tech, Cl 1	70,093
Col VP Sel Gbl Tech, Cl 2	8,990
Col VP Strategic Inc, Cl 1	32,102
Col VP Strategic Inc, Cl 2	63,855
Col VP US Govt Mtge, Cl 1	8,657
Col VP US Govt Mtge, Cl 2	5,394
Col VP US Govt Mtge, Cl 3	82,002
CS Commodity Return	212,857
CTIVP AC Div Bond, Cl 1	27,149
CTIVP AC Div Bond, Cl 2	3,418
CTIVP BR Gl Infl Prot Sec, Cl 1	112,835

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	149

Division	Purchases
CTIVP BR Gl Infl Prot Sec, Cl 2	$3,975
CTIVP BR Gl Infl Prot Sec, Cl 3	82,485
CTIVP CenterSquare Real Est, Cl 1	29,962
CTIVP CenterSquare Real Est, Cl 2	60,104
CTIVP MFS Val, Cl 1	66,931
CTIVP MFS Val, Cl 2	17,489
CTIVP MS Adv, Cl 1	99,517
CTIVP MS Adv, Cl 2	3,094
CTIVP Prin Blue Chip Gro, Cl 1	40,742
CTIVP Prin Blue Chip Gro, Cl 2	6,934
CTIVP T Rowe Price LgCap Val, Cl 1	29,691
CTIVP T Rowe Price LgCap Val, Cl 2	22,013
CTIVP TCW Core Plus Bond, Cl 1	23,526
CTIVP TCW Core Plus Bond, Cl 2	2,147
CTIVP Vty Sycamore Estb Val, Cl 1	224,418
CTIVP Vty Sycamore Estb Val, Cl 2	33,539
CTIVP Vty Sycamore Estb Val, Cl 3	81,474
CTIVP Westfield Mid Cap Gro, Cl 1	43,015
CTIVP Westfield Mid Cap Gro, Cl 2	4,646
Del Ivy VIP Asset Strategy, Cl II	8,899
DWS Alt Asset Alloc VIP, Cl A	11,200
DWS Alt Asset Alloc VIP, Cl B	45,187
EV VT Floating-Rate Inc, Init Cl	281,147
Fid VIP Contrafund, Init Cl	236,124
Fid VIP Contrafund, Serv Cl 2	559,452
Fid VIP Gro & Inc, Serv Cl	247,441
Fid VIP Gro & Inc, Serv Cl 2	166,156
Fid VIP Mid Cap, Init Cl	191,407
Fid VIP Mid Cap, Serv Cl	513,753
Fid VIP Mid Cap, Serv Cl 2	529,832
Fid VIP Overseas, Serv Cl	89,513
Fid VIP Overseas, Serv Cl 2	53,481
Fid VIP Strategic Inc, Init Cl	109,225
Fid VIP Strategic Inc, Serv Cl 2	7,948
Frank Global Real Est, Cl 2	367,179
Frank Inc, Cl 1	7,465
Frank Inc, Cl 2	117,801
Frank Mutual Shares, Cl 1	9,671
Frank Mutual Shares, Cl 2	289,455
Frank Sm Cap Val, Cl 1	86,193
Frank Sm Cap Val, Cl 2	676,900
GS VIT Mid Cap Val, Inst	1,138,677
GS VIT Multi-Strategy Alt, Advisor	4,853
GS VIT Sm Cap Eq Insights, Inst	21,857
GS VIT U.S. Eq Insights, Inst	130,527
Invesco VI Am Fran, Ser I	163,613
Invesco VI Am Fran, Ser II	475,766
Invesco VI Bal Risk Alloc, Ser I	6,581
Invesco VI Bal Risk Alloc, Ser II	65,106
Invesco VI Comstock, Ser II	73,469
Invesco VI Core Eq, Ser I	1,719,540
Invesco VI Dis Mid Cap Gro, Ser I	267,777
Invesco VI Div Divd, Ser I	310,571
Invesco VI EQV Intl Eq, Ser II	178,483
Invesco VI Global, Ser I	181,879
Invesco VI Global, Ser II	408,572
Invesco VI Gbl Strat Inc, Ser I	13,607
Invesco VI Gbl Strat Inc, Ser II	106,217
Invesco VI Mn St Sm Cap, Ser I	96,238

Division	Purchases
Invesco VI Mn St Sm Cap, Ser II	$348,520
Invesco VI Tech, Ser I	518,005
Invesco VI Tech, Ser II	173
Janus Henderson VIT Bal, Inst	120,096
Janus Henderson VIT Bal, Serv	27,677
Janus Henderson VIT Enter, Serv	145,029
Janus Henderson VIT Flex Bd, Inst	36,044
Janus Henderson VIT Flex Bd, Serv	1,737
Janus Hend VIT Gbl Tech Innov, Srv	488,927
Janus Henderson VIT Overseas, Serv	107,443
Janus Henderson VIT Res, Inst	31,038
Janus Henderson VIT Res, Serv	165,786
Lazard Ret Global Dyn MA, Inv	1,728
Lazard Ret Global Dyn MA, Serv	5,255
MFS Mass Inv Gro Stock, Serv Cl	451,663
MFS New Dis, Serv Cl	818,329
MFS Utilities, Init Cl	21,710
MFS Utilities, Serv Cl	152,971
MS VIF Dis, Cl I	215,015
MS VIF Dis, Cl II	476,217
MS VIF Global Real Est, Cl II	53,818
NB AMT Sus Eq, Cl I	11,934
NB AMT Sus Eq, Cl S	22,013
NB AMT US Eq Index PW Strat, Cl S	7,205
PIMCO VIT All Asset, Advisor Cl	150,456
PIMCO VIT All Asset, Inst Cl	7,481
PIMCO VIT Glb Man As Alloc, Adv Cl	1,166
PIMCO VIT Tot Return, Advisor Cl	48,776
PIMCO VIT Tot Return, Inst Cl	37,412
Put VT Global Hlth Care, Cl IA	12,543
Put VT Global Hlth Care, Cl IB	221,482
Put VT Hi Yield, Cl IB	35,586
Put VT Intl Eq, Cl IB	23,067
Put VT Sus Leaders, Cl IA	1,810,613
Put VT Sus Leaders, Cl IB	20,261
Royce Micro-Cap, Invest Cl	657,727
Temp Global Bond, Cl 1	3,074
Temp Global Bond, Cl 2	18,186
Third Ave VST Third Ave Value	217,375
VanEck VIP Global Gold, Cl S	20,806
VP Aggr, Cl 1	465,975
VP Aggr, Cl 2	2,820,280
VP Aggr, Cl 4	1,107,252
VP Conserv, Cl 1	—
VP Conserv, Cl 2	245,473
VP Conserv, Cl 4	77,001
VP Man Vol Conserv, Cl 1	—
VP Man Vol Conserv, Cl 2	—
VP Man Vol Conserv Gro, Cl 1	1,206
VP Man Vol Conserv Gro, Cl 2	951
VP Man Vol Gro, Cl 1	151,626
VP Man Vol Gro, Cl 2	113,996
VP Man Vol Mod Gro, Cl 1	90,871
VP Man Vol Mod Gro, Cl 2	76,357
VP Mod, Cl 1	805,019
VP Mod, Cl 2	2,362,381
VP Mod, Cl 4	1,247,910
VP Mod Aggr, Cl 1	2,510,670
VP Mod Aggr, Cl 2	4,328,384

150	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

Division	Purchases
VP Mod Aggr, Cl 4	$1,510,466
VP Mod Conserv, Cl 1	—
VP Mod Conserv, Cl 2	123,033
VP Mod Conserv, Cl 4	284,847
VP Ptnrs Core Bond, Cl 1	6,789
VP Ptnrs Core Bond, Cl 2	917
VP Ptnrs Core Eq, Cl 1	720
VP Ptnrs Core Eq, Cl 2	124
VP Ptnrs Core Eq, Cl 3	42,886
VP Ptnrs Intl Core Eq, Cl 1	53,749
VP Ptnrs Intl Core Eq, Cl 2	9,718
VP Ptnrs Intl Gro, Cl 1	48,602
VP Ptnrs Intl Gro, Cl 2	30,593
VP Ptnrs Intl Val, Cl 1	12,810

Division	Purchases
VP Ptnrs Intl Val, Cl 2	$4,812
VP Ptnrs Sm Cap Gro, Cl 1	40,662
VP Ptnrs Sm Cap Gro, Cl 2	3,993
VP Ptnrs Sm Cap Val, Cl 1	9,167
VP Ptnrs Sm Cap Val, Cl 2	389
VP Ptnrs Sm Cap Val, Cl 3	19,592
VP US Flex Conserv Gro, Cl 1	2,947
VP US Flex Gro, Cl 1	84,130
VP US Flex Mod Gro, Cl 1	299
Wanger Acorn	2,173,352
Wanger Intl	1,201,612
WA Var Global Hi Yd Bond, Cl I	12,463
WA Var Global Hi Yd Bond, Cl II	1,541

8.  FINANCIAL HIGHLIGHTS

The table below shows certain financial information regarding the divisions.

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
AB VPS Dyn Asset Alloc, Cl B
2022	—	$1.25	to	$1.08	$0	2.56%	0.00%	to	0.90%	(18.68%)		to	(19.40%)
2021	—	$1.54	to	$1.34	$1	1.56%	0.00%	to	0.90%	9.28%		to	8.30%
2020	—	$1.41	to	$1.24	$0	1.45%	0.00%	to	0.90%	4.87%		to	3.92%
2019	—	$1.34	to	$1.19	$0	1.82%	0.00%	to	0.90%	15.24%		to	14.21%
2018	—	$1.16	to	$1.05	$0	1.60%	0.00%	to	0.90%	(7.35%)		to	(8.18%)
AB VPS Gro & Inc, Cl B
2022	698	$1.10	to	$3.86	$2,531	1.10%	0.20%	to	0.90%	10.30	%(9)	to	(5.27%)
2021	721	$2.35	to	$4.07	$2,756	0.64%	0.30%	to	0.90%	27.45%		to	26.69%
2020	761	$1.85	to	$3.21	$2,331	1.33%	0.30%	to	0.90%	2.17%		to	1.55%
2019	783	$1.81	to	$3.17	$2,337	1.03%	0.30%	to	0.90%	23.24%		to	22.50%
2018	821	$1.47	to	$2.58	$2,042	0.76%	0.30%	to	0.90%	(6.13%)		to	(6.69%)
AB VPS Intl Val, Cl B
2022	1,516	$1.18	to	$1.58	$2,447	4.22%	0.20%	to	0.90%	18.83	%(9)	to	(14.57%)
2021	1,523	$1.32	to	$1.84	$2,868	1.72%	0.30%	to	0.90%	10.52%		to	9.86%
2020	1,530	$1.19	to	$1.68	$2,626	1.55%	0.30%	to	0.90%	1.90%		to	1.30%
2019	1,608	$1.17	to	$1.66	$2,711	0.81%	0.30%	to	0.90%	16.44%		to	15.74%
2018	1,729	$1.01	to	$1.43	$2,471	1.09%	0.30%	to	0.90%	(23.21%)		to	(23.67%)
AB VPS Lg Cap Gro, Cl A
2022	117	$1.48	to	$1.48	$173	—	0.00%	to	0.00%	(28.51%)		to	(28.51%)
2021	59	$2.07	to	$2.07	$122	—	0.00%	to	0.00%	28.97%		to	28.97%
2020	28	$1.61	to	$1.61	$46	—	0.00%	to	0.00%	35.49%		to	35.49%
2019	16	$1.19	to	$1.19	$20	—	0.00%	to	0.00%	10.78	%(6)	to	10.78	%(6)
AB VPS Lg Cap Gro, Cl B
2022	392	$3.90	to	$3.76	$1,723	—	0.00%	to	0.90%	(28.69%)		to	(29.33%)
2021	350	$5.47	to	$5.32	$2,208	—	0.00%	to	0.90%	28.65%		to	27.50%
2020	410	$4.25	to	$4.17	$2,022	—	0.00%	to	0.90%	35.15%		to	33.94%
2019	357	$3.15	to	$3.11	$1,282	—	0.00%	to	0.90%	34.37%		to	33.16%
2018	292	$2.34	to	$2.34	$780	—	0.00%	to	0.90%	2.32%		to	1.40%
Allspg VT Index Asset Alloc, Cl 2
2022	260	$1.04	to	$3.26	$495	0.63%	0.20%	to	0.90%	4.13	%(9)	to	(17.76%)
2021	268	$2.32	to	$3.96	$620	0.56%	0.30%	to	0.90%	15.65%		to	14.96%
2020	309	$2.01	to	$3.45	$617	0.83%	0.30%	to	0.90%	16.24%		to	15.54%
2019	297	$1.73	to	$2.98	$527	1.09%	0.30%	to	0.90%	19.80%		to	19.08%
2018	315	$1.44	to	$2.51	$482	0.97%	0.30%	to	0.90%	(3.20%)		to	(3.78%)

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	151

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
Allspg VT Intl Eq, Cl 2
2022	484	$1.15	to	$1.84	$925	3.65%	0.20%	to	0.90%	16.17	%(9)	to	(12.67%)
2021	482	$1.43	to	$2.11	$1,051	1.07%	0.30%	to	0.90%	6.55%		to	5.91%
2020	514	$1.34	to	$1.99	$1,054	2.55%	0.30%	to	0.90%	4.62%		to	3.99%
2019	532	$1.28	to	$1.92	$1,047	3.69%	0.30%	to	0.90%	15.14%		to	14.45%
2018	546	$1.11	to	$1.68	$934	11.19%	0.30%	to	0.90%	(17.53%)		to	(18.03%)
Allspg VT Opp, Cl 1
2022	8	$1.40	to	$1.40	$12	—	0.00%	to	0.00%	(20.61%)		to	(20.61%)
2021	2	$1.76	to	$1.76	$3	0.23%	0.00%	to	0.00%	25.06%		to	25.06%
2020	1	$1.41	to	$1.41	$1	0.74%	0.00%	to	0.00%	21.32%		to	21.32%
2019	0	$1.16	to	$1.16	$0	0.87%	0.00%	to	0.00%	10.25	%(6)	to	10.25	%(6)
Allspg VT Opp, Cl 2
2022	287	$2.83	to	$4.79	$1,192	—	0.00%	to	0.90%	(20.81%)		to	(21.52%)
2021	298	$3.57	to	$6.11	$1,579	0.04%	0.00%	to	0.90%	24.78%		to	23.66%
2020	300	$2.86	to	$4.94	$1,291	0.43%	0.00%	to	0.90%	21.01%		to	19.92%
2019	354	$2.37	to	$4.12	$1,276	0.28%	0.00%	to	0.90%	31.46%		to	30.29%
2018	379	$1.80	to	$3.16	$1,048	0.19%	0.00%	to	0.90%	(7.15%)		to	(7.98%)
Allspg VT Sm Cap Gro, Cl 1
2022	132	$1.19	to	$1.19	$157	—	0.00%	to	0.00%	(34.30%)		to	(34.30%)
2021	46	$1.81	to	$1.81	$83	—	0.00%	to	0.00%	7.93%		to	7.93%
2020	13	$1.68	to	$1.68	$22	—	0.00%	to	0.00%	58.10%		to	58.10%
2019	0	$1.06	to	$1.06	$0	—	0.00%	to	0.00%	3.90	%(6)	to	3.90	%(6)
Allspg VT Sm Cap Gro, Cl 2
2022	367	$2.63	to	$5.34	$1,211	—	0.00%	to	0.90%	(34.42%)		to	(35.01%)
2021	371	$4.01	to	$8.21	$1,937	—	0.00%	to	0.90%	7.64%		to	6.68%
2020	380	$3.72	to	$7.70	$1,837	—	0.00%	to	0.90%	57.78%		to	56.37%
2019	381	$2.36	to	$4.92	$1,249	—	0.00%	to	0.90%	24.83%		to	23.71%
2018	368	$1.89	to	$3.98	$1,003	—	0.00%	to	0.90%	1.31%		to	0.40%
ALPS Alerian Engy Infr, Class I
2022	18	$1.24	to	$1.24	$23	10.76%	0.00%	to	0.00%	17.84%		to	17.84%
2021	2	$1.06	to	$1.06	$2	5.09%	0.00%	to	0.00%	38.25%		to	38.25%
2020	0	$0.76	to	$0.76	$0	5.30%	0.00%	to	0.00%	(24.85%)		to	(24.85%)
2019	—	$1.02	to	$1.02	$0	3.88%	0.00%	to	0.00%	0.35	%(6)	to	0.35	%(6)
ALPS Alerian Engy Infr, Class III
2022	517	$1.24	to	$0.93	$504	4.42%	0.00%	to	0.90%	17.32%		to	16.27%
2021	464	$1.05	to	$0.80	$390	1.76%	0.00%	to	0.90%	37.78%		to	36.54%
2020	709	$0.77	to	$0.59	$432	2.76%	0.00%	to	0.90%	(25.12%)		to	(25.80%)
2019	526	$1.02	to	$0.79	$431	1.51%	0.00%	to	0.90%	20.41%		to	19.33%
2018	581	$0.85	to	$0.66	$397	2.09%	0.00%	to	0.90%	(18.95%)		to	(19.68%)
AC VP Intl, Cl I
2022	335	$2.72	to	$1.60	$665	1.48%	0.45%	to	0.90%	(25.09%)		to	(25.43%)
2021	355	$3.63	to	$2.15	$928	0.16%	0.45%	to	0.90%	8.26%		to	7.78%
2020	355	$3.35	to	$2.00	$856	0.48%	0.45%	to	0.90%	25.32%		to	24.75%
2019	376	$2.68	to	$1.60	$721	0.89%	0.45%	to	0.90%	27.84%		to	27.27%
2018	451	$2.09	to	$1.26	$676	1.27%	0.45%	to	0.90%	(15.60%)		to	(15.98%)
AC VP Intl, Cl II
2022	505	$1.15	to	$2.59	$701	1.29%	0.20%	to	0.90%	15.50	%(9)	to	(25.54%)
2021	499	$1.87	to	$3.47	$926	0.02%	0.30%	to	0.90%	8.28%		to	7.63%
2020	507	$1.73	to	$3.23	$881	0.39%	0.30%	to	0.90%	25.28%		to	24.53%
2019	536	$1.38	to	$2.59	$774	0.73%	0.30%	to	0.90%	27.76%		to	26.99%
2018	585	$1.08	to	$2.04	$658	1.06%	0.30%	to	0.90%	(15.55%)		to	(16.06%)

152	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
AC VP Val, Cl I
2022	912	$1.44	to	$4.77	$3,973	2.10%	0.00%	to	0.90%	0.54%		to	(0.36%)
2021	918	$1.43	to	$4.79	$4,099	1.75%	0.00%	to	0.90%	24.51%		to	23.39%
2020	940	$1.15	to	$3.88	$3,445	2.31%	0.00%	to	0.90%	0.98%		to	0.07%
2019	1,014	$1.14	to	$3.88	$3,737	2.11%	0.00%	to	0.90%	12.02	%(6)	to	25.90%
2018	1,159	$2.79	to	$3.08	$3,420	1.64%	0.45%	to	0.90%	(9.56%)		to	(9.97%)
AC VP Val, Cl II
2022	1,156	$2.69	to	$3.97	$2,448	1.95%	0.00%	to	0.90%	0.31%		to	(0.59%)
2021	1,182	$2.68	to	$4.00	$2,521	1.60%	0.00%	to	0.90%	24.28%		to	23.17%
2020	1,206	$2.16	to	$3.24	$2,099	2.17%	0.00%	to	0.90%	0.83%		to	(0.07%)
2019	1,271	$2.14	to	$3.25	$2,214	1.97%	0.00%	to	0.90%	26.92%		to	25.78%
2018	1,397	$1.69	to	$2.58	$1,970	1.49%	0.00%	to	0.90%	(9.28%)		to	(10.09%)
BlackRock Global Alloc, Cl I
2022	99	$1.20	to	$1.20	$119	—	0.00%	to	0.00%	(15.86%)		to	(15.86%)
2021	67	$1.43	to	$1.43	$95	1.20%	0.00%	to	0.00%	6.67%		to	6.67%
2020	19	$1.34	to	$1.34	$25	3.35%	0.00%	to	0.00%	21.01%		to	21.01%
2019	0	$1.11	to	$1.11	$0	2.95%	0.00%	to	0.00%	6.61	%(6)	to	6.61	%(6)
BlackRock Global Alloc, Cl III
2022	318	$1.61	to	$1.26	$423	—	0.00%	to	0.90%	(16.07%)		to	(16.82%)
2021	336	$1.92	to	$1.51	$536	0.84%	0.00%	to	0.90%	6.42%		to	5.46%
2020	334	$1.80	to	$1.44	$502	1.40%	0.00%	to	0.90%	20.71%		to	19.63%
2019	319	$1.49	to	$1.20	$400	1.46%	0.00%	to	0.90%	17.75%		to	16.70%
2018	435	$1.27	to	$1.03	$468	0.86%	0.00%	to	0.90%	(7.58%)		to	(8.41%)
Calvert VP EAFE Intl Index, Cl F
2022	—	$0.98	to	$0.98	$0	5.68%	0.00%	to	0.00%	(1.64	%)(8)	to	(1.64	%)(8)
Calvert VP EAFE Intl Index, Cl I
2022	38	$0.98	to	$0.98	$38	5.16%	0.00%	to	0.00%	(1.51	%)(8)	to	(1.51	%)(8)
Calvert VP Nasdaq 100 Index, Cl F
2022	—	$0.85	to	$0.85	$0	0.31%	0.00%	to	0.00%	(16.12	%)(8)	to	(16.12	%)(8)
Calvert VP Nasdaq 100 Index, Cl I
2022	6	$0.85	to	$0.85	$5	0.42%	0.00%	to	0.00%	(15.98	%)(8)	to	(15.98	%)(8)
Calv VP Russ 2000 Sm Cap Ind, Cl F
2022	—	$0.95	to	$0.95	$0	1.32%	0.00%	to	0.00%	(5.66	%)(8)	to	(5.66	%)(8)
Calv VP Russ 2000 Sm Cap Ind, Cl I
2022	—	$0.95	to	$0.95	$0	1.31%	0.00%	to	0.00%	(5.55	%)(8)	to	(5.55	%)(8)
Calvert VP SRI Bal, Cl I
2022	917	$1.04	to	$2.20	$2,393	1.21%	0.20%	to	0.90%	4.47	%(9)	to	(16.17%)
2021	947	$2.15	to	$2.63	$2,937	1.24%	0.30%	to	0.90%	14.77%		to	14.08%
2020	691	$1.87	to	$2.30	$1,827	2.59%	0.30%	to	0.90%	14.91%		to	14.22%
2019	208	$1.63	to	$2.02	$483	2.01%	0.30%	to	0.90%	24.03%		to	23.29%
2018	171	$1.31	to	$1.64	$318	1.65%	0.30%	to	0.90%	(2.96%)		to	(3.55%)
Col VP Bal, Cl 1
2022	820	$1.29	to	$1.29	$1,056	—	0.00%	to	0.00%	(16.65%)		to	(16.65%)
2021	704	$1.54	to	$1.54	$1,087	—	0.00%	to	0.00%	14.87%		to	14.87%
2020	287	$1.34	to	$1.34	$386	—	0.00%	to	0.00%	17.77%		to	17.77%
2019	—	$1.14	to	$1.14	$0	—	0.00%	to	0.00%	7.86	%(6)	to	7.86	%(6)
Col VP Bal, Cl 3
2022	5,946	$2.14	to	$2.33	$15,098	—	0.00%	to	0.90%	(16.74%)		to	(17.49%)
2021	6,268	$2.57	to	$2.83	$19,187	—	0.00%	to	0.90%	14.74%		to	13.71%
2020	6,627	$2.24	to	$2.49	$17,721	—	0.00%	to	0.90%	17.59%		to	16.53%
2019	6,990	$1.90	to	$2.13	$15,642	—	0.00%	to	0.90%	22.78%		to	21.68%
2018	7,598	$1.55	to	$1.75	$13,906	—	0.00%	to	0.90%	(5.89%)		to	(6.74%)

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	153

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
Col VP Commodity Strategy, Cl 1
2022	38	$1.57	to	$1.57	$60	25.52%	0.00%	to	0.00%	19.09%		to	19.09%
2021	30	$1.32	to	$1.32	$39	0.21%	0.00%	to	0.00%	32.63%		to	32.63%
2020	11	$1.00	to	$1.00	$11	2.45%	0.00%	to	0.00%	(1.29%)		to	(1.29%)
2019	—	$1.01	to	$1.01	$0	2.30%	0.00%	to	0.00%	3.06	%(6)	to	3.06	%(6)
Col VP Commodity Strategy, Cl 2
2022	38	$0.97	to	$0.97	$36	24.92%	0.00%	to	0.00%	18.70%		to	18.70%
2021	38	$0.81	to	$0.81	$31	—	0.00%	to	0.00%	32.01%		to	32.01%
2020	31	$0.62	to	$0.62	$19	19.21%	0.00%	to	0.00%	(1.55%)		to	(1.55%)
2019	30	$0.63	to	$0.63	$19	0.92%	0.00%	to	0.00%	7.78%		to	7.78%
2018	21	$0.58	to	$0.58	$12	—	0.00%	to	0.00%	(14.17%)		to	(14.17%)
Col VP Contrarian Core, Cl 1
2022	105	$1.47	to	$1.47	$155	—	0.00%	to	0.00%	(18.65%)		to	(18.65%)
2021	60	$1.81	to	$1.81	$108	—	0.00%	to	0.00%	24.28%		to	24.28%
2020	21	$1.46	to	$1.46	$31	—	0.00%	to	0.00%	22.35%		to	22.35%
2019	—	$1.19	to	$1.19	$0	—	0.00%	to	0.00%	11.36	%(6)	to	11.36	%(6)
Col VP Contrarian Core, Cl 2
2022	51	$2.48	to	$2.48	$127	—	0.00%	to	0.00%	(18.85%)		to	(18.85%)
2021	52	$3.05	to	$3.05	$158	—	0.00%	to	0.00%	23.96%		to	23.96%
2020	49	$2.46	to	$2.46	$120	—	0.00%	to	0.00%	22.00%		to	22.00%
2019	46	$2.02	to	$2.02	$92	—	0.00%	to	0.00%	32.81%		to	32.81%
2018	36	$1.52	to	$1.52	$55	—	0.00%	to	0.00%	(9.14%)		to	(9.14%)
Col VP Disciplined Core, Cl 1
2022	74	$1.37	to	$1.37	$101	—	0.00%	to	0.00%	(18.72%)		to	(18.72%)
2021	25	$1.69	to	$1.69	$43	—	0.00%	to	0.00%	32.74%		to	32.74%
2020	0	$1.27	to	$1.27	$0	—	0.00%	to	0.00%	14.12%		to	14.12%
2019	—	$1.12	to	$1.12	$0	—	0.00%	to	0.00%	8.51	%(6)	to	8.51	%(6)
Col VP Disciplined Core, Cl 2
2022	123	$2.95	to	$2.95	$362	—	0.00%	to	0.00%	(18.94%)		to	(18.94%)
2021	124	$3.64	to	$3.64	$449	—	0.00%	to	0.00%	32.43%		to	32.43%
2020	121	$2.75	to	$2.75	$333	—	0.00%	to	0.00%	13.83%		to	13.83%
2019	114	$2.41	to	$2.41	$274	—	0.00%	to	0.00%	24.47%		to	24.47%
2018	117	$1.94	to	$1.94	$227	—	0.00%	to	0.00%	(3.85%)		to	(3.85%)
Col VP Disciplined Core, Cl 3
2022	9,379	$1.05	to	$2.41	$25,011	—	0.20%	to	0.90%	5.12	%(9)	to	(19.56%)
2021	9,994	$3.02	to	$3.00	$32,947	—	0.30%	to	0.90%	32.17%		to	31.38%
2020	10,852	$2.29	to	$2.28	$27,201	—	0.30%	to	0.90%	13.64%		to	12.96%
2019	11,866	$2.01	to	$2.02	$26,226	—	0.30%	to	0.90%	24.26%		to	23.52%
2018	13,037	$1.62	to	$1.63	$23,192	—	0.30%	to	0.90%	(4.03%)		to	(4.61%)
Col VP Divd Opp, Cl 1
2022	79	$1.41	to	$1.41	$111	—	0.00%	to	0.00%	(1.11%)		to	(1.11%)
2021	57	$1.42	to	$1.42	$81	—	0.00%	to	0.00%	26.16%		to	26.16%
2020	10	$1.13	to	$1.13	$11	—	0.00%	to	0.00%	1.15%		to	1.15%
2019	0	$1.12	to	$1.12	$0	—	0.00%	to	0.00%	7.17	%(6)	to	7.17	%(6)
Col VP Divd Opp, Cl 2
2022	60	$2.53	to	$2.53	$152	—	0.00%	to	0.00%	(1.39%)		to	(1.39%)
2021	44	$2.57	to	$2.57	$113	—	0.00%	to	0.00%	25.89%		to	25.89%
2020	43	$2.04	to	$2.04	$88	—	0.00%	to	0.00%	0.90%		to	0.90%
2019	39	$2.02	to	$2.02	$79	—	0.00%	to	0.00%	23.76%		to	23.76%
2018	28	$1.63	to	$1.63	$46	—	0.00%	to	0.00%	(6.01%)		to	(6.01%)
Col VP Divd Opp, Cl 3
2022	3,286	$1.12	to	$4.18	$12,375	—	0.20%	to	0.90%	12.24	%(9)	to	(2.12%)
2021	3,425	$2.13	to	$4.27	$13,121	—	0.30%	to	0.90%	25.64%		to	24.89%
2020	3,630	$1.70	to	$3.42	$11,064	—	0.30%	to	0.90%	0.72%		to	0.12%
2019	3,919	$1.69	to	$3.41	$11,865	—	0.30%	to	0.90%	23.55%		to	22.81%
2018	4,359	$1.36	to	$2.78	$10,651	—	0.30%	to	0.90%	(6.15%)		to	(6.72%)

154	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
Col VP Emerg Mkts Bond, Cl 1
2022	23	$0.94	to	$0.94	$21	5.56%	0.00%	to	0.00%	(16.03%)		to	(16.03%)
2021	2	$1.11	to	$1.11	$2	4.23%	0.00%	to	0.00%	(2.20%)		to	(2.20%)
2020	0	$1.14	to	$1.14	$0	4.21%	0.00%	to	0.00%	7.43%		to	7.43%
2019	—	$1.06	to	$1.06	$0	9.53%	0.00%	to	0.00%	1.46	%(6)	to	1.46	%(6)
Col VP Emerg Mkts Bond, Cl 2
2022	18	$1.13	to	$1.13	$20	4.21%	0.00%	to	0.00%	(16.16%)		to	(16.16%)
2021	16	$1.35	to	$1.35	$22	3.66%	0.00%	to	0.00%	(2.45%)		to	(2.45%)
2020	8	$1.39	to	$1.39	$11	3.32%	0.00%	to	0.00%	7.16%		to	7.16%
2019	7	$1.29	to	$1.29	$9	4.78%	0.00%	to	0.00%	12.09%		to	12.09%
2018	6	$1.16	to	$1.16	$7	4.91%	0.00%	to	0.00%	(7.38%)		to	(7.38%)
Col VP Emer Mkts, Cl 1
2022	171	$0.98	to	$0.98	$168	—	0.00%	to	0.00%	(32.90%)		to	(32.90%)
2021	77	$1.46	to	$1.46	$112	0.92%	0.00%	to	0.00%	(7.20%)		to	(7.20%)
2020	31	$1.58	to	$1.58	$48	0.30%	0.00%	to	0.00%	33.54%		to	33.54%
2019	7	$1.18	to	$1.18	$9	0.01%	0.00%	to	0.00%	12.89	%(6)	to	12.89	%(6)
Col VP Emer Mkts, Cl 2
2022	253	$1.22	to	$1.22	$308	—	0.00%	to	0.00%	(33.07%)		to	(33.07%)
2021	250	$1.82	to	$1.82	$455	0.85%	0.00%	to	0.00%	(7.47%)		to	(7.47%)
2020	235	$1.97	to	$1.97	$461	0.41%	0.00%	to	0.00%	33.17%		to	33.17%
2019	226	$1.48	to	$1.48	$333	0.14%	0.00%	to	0.00%	31.27%		to	31.27%
2018	205	$1.12	to	$1.12	$230	0.26%	0.00%	to	0.00%	(21.67%)		to	(21.67%)
Col VP Emer Mkts, Cl 3
2022	829	$1.05	to	$3.24	$1,880	—	0.20%	to	0.90%	6.78	%(9)	to	(33.58%)
2021	848	$1.80	to	$4.88	$2,927	0.99%	0.30%	to	0.90%	(7.61%)		to	(8.16%)
2020	833	$1.95	to	$5.32	$3,231	0.55%	0.30%	to	0.90%	32.96%		to	32.17%
2019	945	$1.47	to	$4.02	$2,752	0.18%	0.30%	to	0.90%	31.03%		to	30.25%
2018	1,095	$1.12	to	$3.09	$2,411	0.45%	0.30%	to	0.90%	(21.81%)		to	(22.29%)
Col VP Global Strategic Inc, Cl 2
2022	93	$0.87	to	$0.87	$81	3.07%	0.00%	to	0.00%	(13.63%)		to	(13.63%)
2021	92	$1.01	to	$1.01	$93	3.85%	0.00%	to	0.00%	1.03%		to	1.03%
2020	93	$1.00	to	$1.00	$93	4.87%	0.00%	to	0.00%	4.59%		to	4.59%
2019	89	$0.95	to	$0.95	$85	—	0.00%	to	0.00%	10.75%		to	10.75%
2018	83	$0.86	to	$0.86	$71	3.95%	0.00%	to	0.00%	(5.51%)		to	(5.51%)
Col VP Global Strategic Inc, Cl 3
2022	1,038	$1.02	to	$1.58	$1,185	3.32%	0.20%	to	0.90%	2.78	%(9)	to	(14.38%)
2021	1,050	$1.06	to	$1.84	$1,395	3.84%	0.30%	to	0.90%	0.84%		to	0.23%
2020	1,023	$1.05	to	$1.84	$1,377	5.18%	0.30%	to	0.90%	4.37%		to	3.74%
2019	1,131	$1.01	to	$1.77	$1,478	—	0.30%	to	0.90%	10.57%		to	9.91%
2018	1,222	$0.91	to	$1.61	$1,472	4.26%	0.30%	to	0.90%	(5.62%)		to	(6.19%)
Col VP Govt Money Mkt, Cl 1
2022	162	$1.03	to	$1.03	$167	1.82%	0.00%	to	0.00%	1.20%		to	1.20%
2021	44	$1.02	to	$1.02	$45	0.01%	0.00%	to	0.00%	0.01%		to	0.01%
2020	3	$1.02	to	$1.02	$5	0.20%	0.00%	to	0.00%	0.30%		to	0.30%
2019	—	$1.02	to	$1.02	$2	2.87%	0.00%	to	0.00%	0.89	%(6)	to	0.89	%(6)
Col VP Govt Money Mkt, Cl 2
2022	488	$1.05	to	$1.05	$510	1.03%	0.00%	to	0.00%	1.10%		to	1.10%
2021	476	$1.03	to	$1.03	$492	0.01%	0.00%	to	0.00%	0.02%		to	0.02%
2020	375	$1.03	to	$1.03	$387	0.10%	0.00%	to	0.00%	0.24%		to	0.24%
2019	131	$1.03	to	$1.03	$135	1.58%	0.00%	to	0.00%	1.64%		to	1.64%
2018	121	$1.01	to	$1.01	$123	1.45%	0.00%	to	0.00%	1.26%		to	1.26%

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	155

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
Col VP Govt Money Mkt, Cl 3
2022	2,647	$1.04	to	$1.05	$2,660	1.16%	0.20%	to	0.90%	0.96%		to	0.26%
2021	2,737	$1.03	to	$1.05	$2,734	0.01%	0.20%	to	0.90%	(0.17%)		to	(0.86%)
2020	3,622	$1.03	to	$1.06	$3,637	0.23%	0.20%	to	0.90%	0.08%		to	(0.61%)
2019	2,794	$1.03	to	$1.06	$2,820	1.71%	0.20%	to	0.90%	1.56%		to	0.86%
2018	2,819	$1.01	to	$1.05	$2,813	1.37%	0.20%	to	0.90%	1.17%		to	0.47%
Col VP Hi Yield Bond, Cl 1
2022	62	$1.10	to	$1.10	$68	5.76%	0.00%	to	0.00%	(10.54%)		to	(10.54%)
2021	22	$1.23	to	$1.23	$27	4.97%	0.00%	to	0.00%	4.98%		to	4.98%
2020	9	$1.17	to	$1.17	$11	2.20%	0.00%	to	0.00%	6.67%		to	6.67%
2019	—	$1.10	to	$1.10	$0	10.99%	0.00%	to	0.00%	4.96	%(6)	to	4.96	%(6)
Col VP Hi Yield Bond, Cl 2
2022	193	$1.46	to	$1.46	$283	5.05%	0.00%	to	0.00%	(10.78%)		to	(10.78%)
2021	189	$1.64	to	$1.64	$310	4.84%	0.00%	to	0.00%	4.79%		to	4.79%
2020	185	$1.56	to	$1.56	$290	5.62%	0.00%	to	0.00%	6.31%		to	6.31%
2019	178	$1.47	to	$1.47	$261	5.79%	0.00%	to	0.00%	16.52%		to	16.52%
2018	165	$1.26	to	$1.26	$209	5.87%	0.00%	to	0.00%	(4.00%)		to	(4.00%)
Col VP Hi Yield Bond, Cl 3
2022	1,041	$1.02	to	$2.92	$2,419	5.10%	0.20%	to	0.90%	2.27	%(9)	to	(11.50%)
2021	1,113	$1.53	to	$3.30	$2,890	4.98%	0.30%	to	0.90%	4.55%		to	3.92%
2020	1,091	$1.46	to	$3.17	$2,798	5.76%	0.30%	to	0.90%	6.23%		to	5.59%
2019	1,154	$1.38	to	$3.00	$2,857	5.81%	0.30%	to	0.90%	16.37%		to	15.67%
2018	1,198	$1.18	to	$2.60	$2,498	5.52%	0.30%	to	0.90%	(4.29%)		to	(4.86%)
Col VP Inc Opp, Cl 1
2022	17	$1.09	to	$1.09	$18	5.62%	0.00%	to	0.00%	(10.01%)		to	(10.01%)
2021	15	$1.21	to	$1.21	$18	9.06%	0.00%	to	0.00%	4.50%		to	4.50%
2020	15	$1.16	to	$1.16	$17	0.05%	0.00%	to	0.00%	5.90%		to	5.90%
2019	—	$1.10	to	$1.10	$0	9.50%	0.00%	to	0.00%	4.80	%(6)	to	4.80	%(6)
Col VP Inc Opp, Cl 2
2022	31	$1.43	to	$1.43	$44	4.99%	0.00%	to	0.00%	(10.22%)		to	(10.22%)
2021	20	$1.59	to	$1.59	$31	7.51%	0.00%	to	0.00%	4.14%		to	4.14%
2020	24	$1.53	to	$1.53	$36	4.49%	0.00%	to	0.00%	5.67%		to	5.67%
2019	19	$1.45	to	$1.45	$28	4.90%	0.00%	to	0.00%	16.13%		to	16.13%
2018	13	$1.24	to	$1.24	$17	4.77%	0.00%	to	0.00%	(3.90%)		to	(3.90%)
Col VP Inc Opp, Cl 3
2022	536	$1.02	to	$2.10	$1,015	5.25%	0.20%	to	0.90%	2.16	%(9)	to	(11.02%)
2021	554	$1.50	to	$2.36	$1,182	8.90%	0.30%	to	0.90%	4.16%		to	3.54%
2020	570	$1.44	to	$2.28	$1,181	4.67%	0.30%	to	0.90%	5.42%		to	4.79%
2019	626	$1.37	to	$2.17	$1,248	4.89%	0.30%	to	0.90%	15.88%		to	15.19%
2018	548	$1.18	to	$1.89	$1,000	4.74%	0.30%	to	0.90%	(4.15%)		to	(4.73%)
Col VP Inter Bond, Cl 1
2022	56	$1.00	to	$1.00	$56	3.29%	0.00%	to	0.00%	(17.06%)		to	(17.06%)
2021	40	$1.21	to	$1.21	$48	3.30%	0.00%	to	0.00%	(0.24%)		to	(0.24%)
2020	24	$1.21	to	$1.21	$29	1.31%	0.00%	to	0.00%	12.58%		to	12.58%
2019	—	$1.07	to	$1.07	$0	6.03%	0.00%	to	0.00%	2.25	%(6)	to	2.25	%(6)
Col VP Inter Bond, Cl 2
2022	37	$1.12	to	$1.12	$42	2.44%	0.00%	to	0.00%	(17.22%)		to	(17.22%)
2021	49	$1.36	to	$1.36	$66	3.01%	0.00%	to	0.00%	(0.58%)		to	(0.58%)
2020	48	$1.37	to	$1.37	$65	2.62%	0.00%	to	0.00%	12.28%		to	12.28%
2019	30	$1.22	to	$1.22	$36	2.96%	0.00%	to	0.00%	9.03%		to	9.03%
2018	21	$1.12	to	$1.12	$23	2.10%	0.00%	to	0.00%	0.14%		to	0.14%

156	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
Col VP Inter Bond, Cl 3
2022	3,592	$1.02	to	$1.74	$5,476	3.08%	0.20%	to	0.90%	1.80	%(9)	to	(17.91%)
2021	3,718	$1.37	to	$2.12	$6,924	3.19%	0.30%	to	0.90%	(0.65%)		to	(1.25%)
2020	3,859	$1.38	to	$2.15	$7,336	2.77%	0.30%	to	0.90%	12.11%		to	11.44%
2019	3,987	$1.23	to	$1.93	$6,835	3.09%	0.30%	to	0.90%	8.79%		to	8.14%
2018	3,938	$1.13	to	$1.78	$6,262	2.26%	0.30%	to	0.90%	(0.03%)		to	(0.64%)
Col VP Lg Cap Gro, Cl 1
2022	514	$1.42	to	$1.42	$731	—	0.00%	to	0.00%	(31.38%)		to	(31.38%)
2021	167	$2.07	to	$2.07	$346	—	0.00%	to	0.00%	28.73%		to	28.73%
2020	58	$1.61	to	$1.61	$94	—	0.00%	to	0.00%	34.74%		to	34.74%
2019	0	$1.20	to	$1.20	$0	—	0.00%	to	0.00%	11.18	%(6)	to	11.18	%(6)
Col VP Lg Cap Gro, Cl 2
2022	95	$3.15	to	$3.15	$298	—	0.00%	to	0.00%	(31.53%)		to	(31.53%)
2021	85	$4.59	to	$4.59	$392	—	0.00%	to	0.00%	28.35%		to	28.35%
2020	73	$3.58	to	$3.58	$261	—	0.00%	to	0.00%	34.41%		to	34.41%
2019	49	$2.66	to	$2.66	$131	—	0.00%	to	0.00%	35.53%		to	35.53%
2018	28	$1.97	to	$1.97	$54	—	0.00%	to	0.00%	(4.14%)		to	(4.14%)
Col VP Lg Cap Gro, Cl 3
2022	761	$1.01	to	$2.06	$2,585	—	0.20%	to	0.90%	2.68	%(9)	to	(32.06%)
2021	809	$3.90	to	$3.03	$3,968	—	0.30%	to	0.90%	28.15%		to	27.39%
2020	928	$3.04	to	$2.38	$3,407	—	0.30%	to	0.90%	34.16%		to	33.36%
2019	982	$2.27	to	$1.78	$2,612	—	0.30%	to	0.90%	35.35%		to	34.54%
2018	1,078	$1.68	to	$1.32	$2,144	—	0.30%	to	0.90%	(4.38%)		to	(4.96%)
Col VP Lg Cap Index, Cl 1
2022	1,730	$1.45	to	$1.45	$2,514	—	0.00%	to	0.00%	(18.34%)		to	(18.34%)
2021	791	$1.78	to	$1.78	$1,407	—	0.00%	to	0.00%	28.39%		to	28.39%
2020	261	$1.39	to	$1.39	$361	—	0.00%	to	0.00%	18.03%		to	18.03%
2019	9	$1.17	to	$1.17	$10	—	0.00%	to	0.00%	10.64	%(6)	to	10.64	%(6)
Col VP Lg Cap Index, Cl 3
2022	3,028	$3.08	to	$3.19	$11,465	—	0.00%	to	0.90%	(18.45%)		to	(19.18%)
2021	3,012	$3.78	to	$3.95	$14,197	—	0.00%	to	0.90%	28.22%		to	27.07%
2020	3,144	$2.95	to	$3.11	$11,530	—	0.00%	to	0.90%	17.90%		to	16.85%
2019	3,292	$2.50	to	$2.66	$10,253	—	0.00%	to	0.90%	30.95%		to	29.78%
2018	3,508	$1.91	to	$2.05	$8,621	—	0.00%	to	0.90%	(4.81%)		to	(5.67%)
Col VP Limited Duration Cr, Cl 1
2022	17	$1.05	to	$1.05	$18	0.75%	0.00%	to	0.00%	(6.08%)		to	(6.08%)
2021	9	$1.12	to	$1.12	$11	0.21%	0.00%	to	0.00%	(0.60%)		to	(0.60%)
2020	—	$1.12	to	$1.12	$0	2.71%	0.00%	to	0.00%	5.90%		to	5.90%
2019	—	$1.06	to	$1.06	$0	4.43%	0.00%	to	0.00%	2.29	%(6)	to	2.29	%(6)
Col VP Limited Duration Cr, Cl 2
2022	1,388	$1.12	to	$0.97	$1,459	0.39%	0.00%	to	0.90%	(6.36%)		to	(7.20%)
2021	636	$1.20	to	$1.05	$681	1.39%	0.00%	to	0.90%	(0.84%)		to	(1.74%)
2020	569	$1.21	to	$1.06	$617	2.40%	0.00%	to	0.90%	5.57%		to	4.62%
2019	543	$1.14	to	$1.02	$560	1.99%	0.00%	to	0.90%	7.47%		to	6.50%
2018	370	$1.06	to	$0.96	$358	1.55%	0.00%	to	0.90%	(0.02%)		to	(0.92%)
Col VP Long Govt/Cr Bond, Cl 1
2022	11	$0.96	to	$0.96	$11	3.53%	0.00%	to	0.00%	(27.55%)		to	(27.55%)
2021	3	$1.33	to	$1.33	$3	2.54%	0.00%	to	0.00%	(3.21%)		to	(3.21%)
2020	1	$1.37	to	$1.37	$1	2.75%	0.00%	to	0.00%	17.25%		to	17.25%
2019	0	$1.17	to	$1.17	$0	4.66%	0.00%	to	0.00%	5.74	%(6)	to	5.74	%(6)
Col VP Long Govt/Cr Bond, Cl 2
2022	7	$1.10	to	$1.10	$8	2.49%	0.00%	to	0.00%	(27.70%)		to	(27.70%)
2021	6	$1.53	to	$1.53	$10	1.75%	0.00%	to	0.00%	(3.47%)		to	(3.47%)
2020	6	$1.58	to	$1.58	$10	2.69%	0.00%	to	0.00%	17.07%		to	17.07%
2019	2	$1.35	to	$1.35	$2	0.33%	0.00%	to	0.00%	19.42%		to	19.42%
2018	—	$1.13	to	$1.13	$0	3.15%	0.00%	to	0.00%	(5.37%)		to	(5.37%)

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	157

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
Col VP Overseas Core, Cl 1
2022	140	$1.15	to	$1.15	$161	0.61%	0.00%	to	0.00%	(14.68%)		to	(14.68%)
2021	58	$1.35	to	$1.35	$78	1.39%	0.00%	to	0.00%	9.96%		to	9.96%
2020	—	$1.22	to	$1.22	$0	1.69%	0.00%	to	0.00%	9.11%		to	9.11%
2019	—	$1.12	to	$1.12	$0	3.96%	0.00%	to	0.00%	10.34	%(6)	to	10.34	%(6)
Col VP Overseas Core, Cl 2
2022	101	$1.53	to	$1.53	$154	0.73%	0.00%	to	0.00%	(14.90%)		to	(14.90%)
2021	94	$1.80	to	$1.80	$170	1.10%	0.00%	to	0.00%	9.74%		to	9.74%
2020	80	$1.64	to	$1.64	$132	1.46%	0.00%	to	0.00%	8.83%		to	8.83%
2019	66	$1.51	to	$1.51	$99	1.81%	0.00%	to	0.00%	25.15%		to	25.15%
2018	54	$1.20	to	$1.20	$65	2.41%	0.00%	to	0.00%	(16.81%)		to	(16.81%)
Col VP Overseas Core, Cl 3
2022	3,464	$1.14	to	$1.16	$4,341	0.79%	0.20%	to	0.90%	15.40	%(9)	to	(15.56%)
2021	3,611	$1.55	to	$1.38	$5,339	1.18%	0.30%	to	0.90%	9.55%		to	8.90%
2020	3,879	$1.41	to	$1.27	$5,232	1.56%	0.30%	to	0.90%	8.60%		to	7.95%
2019	4,209	$1.30	to	$1.17	$5,266	1.97%	0.30%	to	0.90%	24.95%		to	24.20%
2018	4,685	$1.04	to	$0.94	$4,697	2.66%	0.30%	to	0.90%	(16.95%)		to	(17.45%)
Col VP Select Lg Cap Val, Cl 1
2022	238	$1.49	to	$1.49	$355	—	0.00%	to	0.00%	(1.84%)		to	(1.84%)
2021	70	$1.52	to	$1.52	$106	—	0.00%	to	0.00%	26.29%		to	26.29%
2020	4	$1.20	to	$1.20	$5	—	0.00%	to	0.00%	7.08%		to	7.08%
2019	0	$1.12	to	$1.12	$0	—	0.00%	to	0.00%	11.84	%(6)	to	11.84	%(6)
Col VP Select Lg Cap Val, Cl 2
2022	39	$3.11	to	$3.11	$121	—	0.00%	to	0.00%	(2.06%)		to	(2.06%)
2021	34	$3.18	to	$3.18	$107	—	0.00%	to	0.00%	25.98%		to	25.98%
2020	32	$2.52	to	$2.52	$81	—	0.00%	to	0.00%	6.81%		to	6.81%
2019	28	$2.36	to	$2.36	$66	—	0.00%	to	0.00%	26.43%		to	26.43%
2018	23	$1.87	to	$1.87	$43	—	0.00%	to	0.00%	(12.45%)		to	(12.45%)
Col VP Select Lg Cap Val, Cl 3
2022	283	$1.11	to	$3.15	$940	—	0.20%	to	0.90%	12.68	%(9)	to	(2.83%)
2021	276	$2.41	to	$3.24	$928	—	0.30%	to	0.90%	25.77%		to	25.02%
2020	264	$1.91	to	$2.59	$710	—	0.30%	to	0.90%	6.63%		to	6.00%
2019	270	$1.79	to	$2.45	$694	—	0.30%	to	0.90%	26.16%		to	25.41%
2018	187	$1.42	to	$1.95	$413	—	0.30%	to	0.90%	(12.57%)		to	(13.10%)
Col VP Select Mid Cap Gro, Cl 1
2022	160	$1.27	to	$1.27	$203	—	0.00%	to	0.00%	(30.83%)		to	(30.83%)
2021	78	$1.84	to	$1.84	$143	—	0.00%	to	0.00%	16.57%		to	16.57%
2020	52	$1.58	to	$1.58	$82	—	0.00%	to	0.00%	35.42%		to	35.42%
2019	0	$1.16	to	$1.16	$0	—	0.00%	to	0.00%	8.21	%(6)	to	8.21	%(6)
Col VP Select Mid Cap Gro, Cl 2
2022	27	$2.55	to	$2.55	$70	—	0.00%	to	0.00%	(31.01%)		to	(31.01%)
2021	30	$3.69	to	$3.69	$109	—	0.00%	to	0.00%	16.27%		to	16.27%
2020	28	$3.17	to	$3.17	$90	—	0.00%	to	0.00%	35.08%		to	35.08%
2019	28	$2.35	to	$2.35	$67	—	0.00%	to	0.00%	34.83%		to	34.83%
2018	24	$1.74	to	$1.74	$42	—	0.00%	to	0.00%	(4.98%)		to	(4.98%)
Col VP Select Mid Cap Gro, Cl 3
2022	220	$1.01	to	$3.56	$804	—	0.20%	to	0.90%	2.87	%(9)	to	(31.54%)
2021	245	$3.04	to	$5.20	$1,252	—	0.30%	to	0.90%	16.06%		to	15.36%
2020	244	$2.62	to	$4.51	$1,122	—	0.30%	to	0.90%	34.83%		to	34.02%
2019	246	$1.94	to	$3.36	$913	—	0.30%	to	0.90%	34.61%		to	33.81%
2018	217	$1.44	to	$2.51	$597	—	0.30%	to	0.90%	(5.14%)		to	(5.71%)

158	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
Col VP Select Mid Cap Val, Cl 1
2022	139	$1.45	to	$1.45	$201	—	0.00%	to	0.00%	(9.44%)		to	(9.44%)
2021	41	$1.60	to	$1.60	$66	—	0.00%	to	0.00%	32.33%		to	32.33%
2020	4	$1.21	to	$1.21	$5	—	0.00%	to	0.00%	7.48%		to	7.48%
2019	2	$1.12	to	$1.12	$2	—	0.00%	to	0.00%	9.78	%(6)	to	9.78	%(6)
Col VP Select Mid Cap Val, Cl 2
2022	47	$2.82	to	$2.82	$133	—	0.00%	to	0.00%	(9.66%)		to	(9.66%)
2021	39	$3.12	to	$3.12	$123	—	0.00%	to	0.00%	31.97%		to	31.97%
2020	35	$2.36	to	$2.36	$84	—	0.00%	to	0.00%	7.25%		to	7.25%
2019	28	$2.20	to	$2.20	$61	—	0.00%	to	0.00%	31.25%		to	31.25%
2018	24	$1.68	to	$1.68	$41	—	0.00%	to	0.00%	(13.51%)		to	(13.51%)
Col VP Select Mid Cap Val, Cl 3
2022	216	$1.08	to	$2.80	$800	—	0.20%	to	0.90%	9.03	%(9)	to	(10.37%)
2021	224	$2.35	to	$3.13	$938	—	0.30%	to	0.90%	31.74%		to	30.95%
2020	229	$1.78	to	$2.39	$726	—	0.30%	to	0.90%	7.09%		to	6.45%
2019	244	$1.66	to	$2.25	$724	—	0.30%	to	0.90%	31.03%		to	30.24%
2018	265	$1.27	to	$1.72	$615	—	0.30%	to	0.90%	(13.67%)		to	(14.18%)
Col VP Select Sm Cap Val, Cl 1
2022	47	$1.23	to	$1.23	$57	—	0.00%	to	0.00%	(14.70%)		to	(14.70%)
2021	19	$1.44	to	$1.44	$27	—	0.00%	to	0.00%	30.93%		to	30.93%
2020	6	$1.10	to	$1.10	$7	—	0.00%	to	0.00%	9.19%		to	9.19%
2019	—	$1.01	to	$1.01	$0	—	0.00%	to	0.00%	5.21	%(6)	to	5.21	%(6)
Col VP Select Sm Cap Val, Cl 2
2022	50	$2.47	to	$2.47	$123	—	0.00%	to	0.00%	(14.93%)		to	(14.93%)
2021	41	$2.90	to	$2.90	$119	—	0.00%	to	0.00%	30.62%		to	30.62%
2020	37	$2.22	to	$2.22	$82	—	0.00%	to	0.00%	8.92%		to	8.92%
2019	33	$2.04	to	$2.04	$67	—	0.00%	to	0.00%	17.44%		to	17.44%
2018	28	$1.74	to	$1.74	$49	—	0.00%	to	0.00%	(12.82%)		to	(12.82%)
Col VP Select Sm Cap Val, Cl 3
2022	254	$1.05	to	$3.48	$1,013	—	0.20%	to	0.90%	5.87	%(9)	to	(15.58%)
2021	267	$2.09	to	$4.12	$1,261	—	0.30%	to	0.90%	30.41%		to	29.63%
2020	328	$1.60	to	$3.18	$1,182	—	0.30%	to	0.90%	8.73%		to	8.08%
2019	359	$1.47	to	$2.94	$1,202	—	0.30%	to	0.90%	17.23%		to	16.53%
2018	371	$1.26	to	$2.52	$1,054	—	0.30%	to	0.90%	(12.96%)		to	(13.48%)
Col VP Sel Gbl Tech, Cl 1
2022	71	$0.86	to	$0.86	$61	—	0.00%	to	0.00%	(15.48	%)(8)	to	(15.48	%)(8)
Col VP Sel Gbl Tech, Cl 2
2022	2	$0.86	to	$0.86	$2	—	0.00%	to	0.00%	(15.57	%)(8)	to	(15.57	%)(8)
Col VP Strategic Inc, Cl 1
2022	92	$1.03	to	$1.03	$95	2.87%	0.00%	to	0.00%	(11.37%)		to	(11.37%)
2021	73	$1.17	to	$1.17	$85	5.75%	0.00%	to	0.00%	2.09%		to	2.09%
2020	57	$1.14	to	$1.14	$65	4.79%	0.00%	to	0.00%	6.82%		to	6.82%
2019	—	$1.07	to	$1.07	$0	7.17%	0.00%	to	0.00%	2.95	%(6)	to	2.95	%(6)
Col VP Strategic Inc, Cl 2
2022	103	$1.25	to	$1.25	$128	2.45%	0.00%	to	0.00%	(11.52%)		to	(11.52%)
2021	110	$1.41	to	$1.41	$155	5.10%	0.00%	to	0.00%	1.63%		to	1.63%
2020	111	$1.39	to	$1.39	$154	3.36%	0.00%	to	0.00%	6.62%		to	6.62%
2019	77	$1.30	to	$1.30	$101	4.15%	0.00%	to	0.00%	10.22%		to	10.22%
2018	46	$1.18	to	$1.18	$55	3.54%	0.00%	to	0.00%	(0.64%)		to	(0.64%)
Col VP US Govt Mtge, Cl 1
2022	13	$0.94	to	$0.94	$12	2.52%	0.00%	to	0.00%	(14.14%)		to	(14.14%)
2021	6	$1.10	to	$1.10	$6	1.78%	0.00%	to	0.00%	(0.95%)		to	(0.95%)
2020	2	$1.11	to	$1.11	$2	4.40%	0.00%	to	0.00%	5.09%		to	5.09%
2019	—	$1.06	to	$1.06	$0	5.18%	0.00%	to	0.00%	2.15	%(6)	to	2.15	%(6)

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	159

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
Col VP US Govt Mtge, Cl 2
2022	9	$1.06	to	$1.06	$10	2.03%	0.00%	to	0.00%	(14.32%)		to	(14.32%)
2021	5	$1.24	to	$1.24	$7	1.85%	0.00%	to	0.00%	(1.20%)		to	(1.20%)
2020	4	$1.26	to	$1.26	$6	2.43%	0.00%	to	0.00%	4.85%		to	4.85%
2019	4	$1.20	to	$1.20	$5	2.55%	0.00%	to	0.00%	6.50%		to	6.50%
2018	4	$1.12	to	$1.12	$4	2.73%	0.00%	to	0.00%	1.60%		to	1.60%
Col VP US Govt Mtge, Cl 3
2022	993	$1.02	to	$1.24	$1,145	2.02%	0.20%	to	0.90%	2.31	%(9)	to	(15.03%)
2021	1,027	$1.26	to	$1.46	$1,391	1.95%	0.30%	to	0.90%	(1.36%)		to	(1.96%)
2020	1,040	$1.27	to	$1.49	$1,435	2.43%	0.30%	to	0.90%	4.64%		to	4.01%
2019	1,066	$1.22	to	$1.43	$1,413	2.65%	0.30%	to	0.90%	6.29%		to	5.66%
2018	1,099	$1.14	to	$1.35	$1,369	2.85%	0.30%	to	0.90%	1.41%		to	0.80%
CS Commodity Return
2022	538	$0.97	to	$0.68	$501	15.76%	0.20%	to	0.90%	(2.05	%)(9)	to	14.99%
2021	491	$0.82	to	$0.59	$391	4.98%	0.30%	to	0.90%	27.52%		to	26.75%
2020	510	$0.64	to	$0.46	$296	5.78%	0.30%	to	0.90%	(1.77%)		to	(2.36%)
2019	553	$0.65	to	$0.48	$317	0.87%	0.30%	to	0.90%	6.37%		to	5.73%
2018	616	$0.61	to	$0.45	$342	2.55%	0.30%	to	0.90%	(11.92%)		to	(12.46%)
CTIVP AC Div Bond, Cl 1
2022	31	$0.99	to	$0.99	$30	3.72%	0.00%	to	0.00%	(15.29%)		to	(15.29%)
2021	8	$1.17	to	$1.17	$9	1.74%	0.00%	to	0.00%	0.45%		to	0.45%
2020	2	$1.16	to	$1.16	$3	0.44%	0.00%	to	0.00%	8.55%		to	8.55%
2019	0	$1.07	to	$1.07	$0	10.24%	0.00%	to	0.00%	2.34	%(6)	to	2.34	%(6)
CTIVP AC Div Bond, Cl 2
2022	16	$1.10	to	$1.10	$17	2.92%	0.00%	to	0.00%	(15.51%)		to	(15.51%)
2021	14	$1.30	to	$1.30	$18	2.31%	0.00%	to	0.00%	0.29%		to	0.29%
2020	0	$1.30	to	$1.30	$1	2.73%	0.00%	to	0.00%	8.24%		to	8.24%
2019	2	$1.20	to	$1.20	$2	5.17%	0.00%	to	0.00%	9.40%		to	9.40%
2018	1	$1.10	to	$1.10	$1	2.63%	0.00%	to	0.00%	(1.31%)		to	(1.31%)
CTIVP BR Gl Infl Prot Sec, Cl 1
2022	58	$1.00	to	$1.00	$58	2.80%	0.00%	to	0.00%	(17.51%)		to	(17.51%)
2021	45	$1.21	to	$1.21	$54	0.66%	0.00%	to	0.00%	4.56%		to	4.56%
2020	7	$1.16	to	$1.16	$8	0.69%	0.00%	to	0.00%	9.37%		to	9.37%
2019	6	$1.06	to	$1.06	$7	0.18%	0.00%	to	0.00%	0.83	%(6)	to	0.83	%(6)
CTIVP BR Gl Infl Prot Sec, Cl 2
2022	17	$1.14	to	$1.14	$19	4.47%	0.00%	to	0.00%	(17.69%)		to	(17.69%)
2021	15	$1.38	to	$1.38	$21	0.55%	0.00%	to	0.00%	4.43%		to	4.43%
2020	16	$1.33	to	$1.33	$21	0.46%	0.00%	to	0.00%	8.97%		to	8.97%
2019	18	$1.22	to	$1.22	$22	2.99%	0.00%	to	0.00%	7.63%		to	7.63%
2018	12	$1.13	to	$1.13	$14	—	0.00%	to	0.00%	(0.71%)		to	(0.71%)
CTIVP BR Gl Infl Prot Sec, Cl 3
2022	421	$1.03	to	$1.41	$568	4.44%	0.20%	to	0.90%	5.32	%(9)	to	(18.32%)
2021	437	$1.40	to	$1.73	$720	0.68%	0.30%	to	0.90%	4.17%		to	3.54%
2020	429	$1.34	to	$1.67	$682	0.56%	0.30%	to	0.90%	8.79%		to	8.14%
2019	470	$1.23	to	$1.54	$692	3.17%	0.30%	to	0.90%	7.49%		to	6.85%
2018	537	$1.15	to	$1.45	$747	—	0.30%	to	0.90%	(0.81%)		to	(1.41%)
CTIVP CenterSquare Real Est, Cl 1
2022	38	$1.14	to	$1.14	$43	1.71%	0.00%	to	0.00%	(24.12%)		to	(24.12%)
2021	22	$1.50	to	$1.50	$33	1.38%	0.00%	to	0.00%	41.44%		to	41.44%
2020	16	$1.06	to	$1.06	$17	0.72%	0.00%	to	0.00%	(4.86%)		to	(4.86%)
2019	0	$1.11	to	$1.11	$0	2.21%	0.00%	to	0.00%	5.32	%(6)	to	5.32	%(6)

160	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
CTIVP CenterSquare Real Est, Cl 2
2022	121	$1.63	to	$1.63	$197	1.33%	0.00%	to	0.00%	(24.33%)		to	(24.33%)
2021	116	$2.16	to	$2.16	$251	1.13%	0.00%	to	0.00%	41.20%		to	41.20%
2020	95	$1.53	to	$1.53	$146	4.29%	0.00%	to	0.00%	(5.19%)		to	(5.19%)
2019	86	$1.61	to	$1.61	$139	1.64%	0.00%	to	0.00%	26.16%		to	26.16%
2018	82	$1.28	to	$1.28	$105	1.69%	0.00%	to	0.00%	(5.85%)		to	(5.85%)
CTIVP MFS Val, Cl 1
2022	90	$1.41	to	$1.41	$127	—	0.00%	to	0.00%	(6.10%)		to	(6.10%)
2021	43	$1.51	to	$1.51	$64	—	0.00%	to	0.00%	25.43%		to	25.43%
2020	24	$1.20	to	$1.20	$29	—	0.00%	to	0.00%	3.57%		to	3.57%
2019	21	$1.16	to	$1.16	$24	—	0.00%	to	0.00%	9.71	%(6)	to	9.71	%(6)
CTIVP MFS Val, Cl 2
2022	69	$2.75	to	$2.75	$191	—	0.00%	to	0.00%	(6.36%)		to	(6.36%)
2021	67	$2.94	to	$2.94	$196	—	0.00%	to	0.00%	25.11%		to	25.11%
2020	65	$2.35	to	$2.35	$153	—	0.00%	to	0.00%	3.34%		to	3.34%
2019	78	$2.27	to	$2.27	$177	—	0.00%	to	0.00%	29.51%		to	29.51%
2018	67	$1.75	to	$1.75	$117	—	0.00%	to	0.00%	(10.24%)		to	(10.24%)
CTIVP MS Adv, Cl 1
2022	85	$1.11	to	$1.11	$94	—	0.00%	to	0.00%	(41.07%)		to	(41.07%)
2021	16	$1.88	to	$1.88	$31	—	0.00%	to	0.00%	(4.11%)		to	(4.11%)
2020	4	$1.96	to	$1.96	$9	—	0.00%	to	0.00%	75.91%		to	75.91%
2019	0	$1.11	to	$1.11	$0	—	0.00%	to	0.00%	(0.42	%)(6)	to	(0.42	%)(6)
CTIVP MS Adv, Cl 2
2022	20	$2.57	to	$2.57	$51	—	0.00%	to	0.00%	(41.21%)		to	(41.21%)
2021	21	$4.37	to	$4.37	$90	—	0.00%	to	0.00%	(4.35%)		to	(4.35%)
2020	13	$4.57	to	$4.57	$59	—	0.00%	to	0.00%	75.49%		to	75.49%
2019	7	$2.60	to	$2.60	$19	—	0.00%	to	0.00%	26.86%		to	26.86%
2018	5	$2.05	to	$2.05	$11	—	0.00%	to	0.00%	2.62%		to	2.62%
CTIVP Prin Blue Chip Gro, Cl 1
2022	55	$1.32	to	$1.32	$73	—	0.00%	to	0.00%	(28.00%)		to	(28.00%)
2021	38	$1.84	to	$1.84	$70	—	0.00%	to	0.00%	18.57%		to	18.57%
2020	1	$1.55	to	$1.55	$2	—	0.00%	to	0.00%	31.93%		to	31.93%
2019	—	$1.17	to	$1.17	$0	—	0.00%	to	0.00%	7.59	%(6)	to	7.59	%(6)
CTIVP Prin Blue Chip Gro, Cl 2
2022	17	$3.14	to	$3.14	$54	—	0.00%	to	0.00%	(28.19%)		to	(28.19%)
2021	18	$4.37	to	$4.37	$79	—	0.00%	to	0.00%	18.28%		to	18.28%
2020	17	$3.70	to	$3.70	$65	—	0.00%	to	0.00%	31.61%		to	31.61%
2019	17	$2.81	to	$2.81	$47	—	0.00%	to	0.00%	31.43%		to	31.43%
2018	15	$2.14	to	$2.14	$31	—	0.00%	to	0.00%	(2.65%)		to	(2.65%)
CTIVP T Rowe Price LgCap Val, Cl 1
2022	82	$1.40	to	$1.40	$115	—	0.00%	to	0.00%	(4.96%)		to	(4.96%)
2021	70	$1.47	to	$1.47	$103	—	0.00%	to	0.00%	25.29%		to	25.29%
2020	12	$1.17	to	$1.17	$14	—	0.00%	to	0.00%	2.67%		to	2.67%
2019	—	$1.14	to	$1.14	$0	—	0.00%	to	0.00%	9.26	%(6)	to	9.26	%(6)
CTIVP T Rowe Price LgCap Val, Cl 2
2022	50	$2.31	to	$2.31	$114	—	0.00%	to	0.00%	(5.17%)		to	(5.17%)
2021	40	$2.43	to	$2.43	$98	—	0.00%	to	0.00%	24.98%		to	24.98%
2020	29	$1.95	to	$1.95	$57	—	0.00%	to	0.00%	2.43%		to	2.43%
2019	14	$1.90	to	$1.90	$26	—	0.00%	to	0.00%	26.22%		to	26.22%
2018	2	$1.50	to	$1.50	$4	—	0.00%	to	0.00%	(9.52%)		to	(9.52%)
CTIVP TCW Core Plus Bond, Cl 1
2022	59	$0.99	to	$0.99	$58	1.16%	0.00%	to	0.00%	(14.19%)		to	(14.19%)
2021	46	$1.16	to	$1.16	$53	1.38%	0.00%	to	0.00%	(1.14%)		to	(1.14%)
2020	41	$1.17	to	$1.17	$48	3.12%	0.00%	to	0.00%	8.88%		to	8.88%
2019	0	$1.07	to	$1.07	$0	3.28%	0.00%	to	0.00%	2.59	%(6)	to	2.59	%(6)

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	161

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
CTIVP TCW Core Plus Bond, Cl 2
2022	20	$1.07	to	$1.07	$21	0.87%	0.00%	to	0.00%	(14.31%)		to	(14.31%)
2021	21	$1.25	to	$1.25	$26	1.16%	0.00%	to	0.00%	(1.41%)		to	(1.41%)
2020	18	$1.27	to	$1.27	$23	2.53%	0.00%	to	0.00%	8.67%		to	8.67%
2019	6	$1.17	to	$1.17	$7	2.83%	0.00%	to	0.00%	8.58%		to	8.58%
2018	8	$1.08	to	$1.08	$9	1.92%	0.00%	to	0.00%	(0.10%)		to	(0.10%)
CTIVP Vty Sycamore Estb Val, Cl 1
2022	233	$1.57	to	$1.57	$365	—	0.00%	to	0.00%	(2.75%)		to	(2.75%)
2021	91	$1.61	to	$1.61	$146	—	0.00%	to	0.00%	31.90%		to	31.90%
2020	19	$1.22	to	$1.22	$23	—	0.00%	to	0.00%	8.05%		to	8.05%
2019	14	$1.13	to	$1.13	$16	—	0.00%	to	0.00%	9.03	%(6)	to	9.03	%(6)
CTIVP Vty Sycamore Estb Val, Cl 2
2022	133	$3.37	to	$3.37	$447	—	0.00%	to	0.00%	(3.00%)		to	(3.00%)
2021	128	$3.48	to	$3.48	$446	—	0.00%	to	0.00%	31.55%		to	31.55%
2020	130	$2.64	to	$2.64	$343	—	0.00%	to	0.00%	7.80%		to	7.80%
2019	103	$2.45	to	$2.45	$254	—	0.00%	to	0.00%	27.85%		to	27.85%
2018	71	$1.92	to	$1.92	$137	—	0.00%	to	0.00%	(10.20%)		to	(10.20%)
CTIVP Vty Sycamore Estb Val, Cl 3
2022	256	$1.10	to	$3.78	$1,135	—	0.20%	to	0.90%	10.35	%(9)	to	(3.75%)
2021	273	$2.76	to	$3.92	$1,267	—	0.30%	to	0.90%	31.35%		to	30.57%
2020	267	$2.10	to	$3.00	$919	—	0.30%	to	0.90%	7.58%		to	6.94%
2019	260	$1.95	to	$2.81	$817	—	0.30%	to	0.90%	27.63%		to	26.86%
2018	210	$1.53	to	$2.21	$555	—	0.30%	to	0.90%	(10.37%)		to	(10.91%)
CTIVP Westfield Mid Cap Gro, Cl 1
2022	38	$1.34	to	$1.34	$50	—	0.00%	to	0.00%	(25.60%)		to	(25.60%)
2021	8	$1.80	to	$1.80	$14	—	0.00%	to	0.00%	16.72%		to	16.72%
2020	1	$1.54	to	$1.54	$2	—	0.00%	to	0.00%	27.50%		to	27.50%
2019	0	$1.21	to	$1.21	$0	—	0.00%	to	0.00%	12.05	%(6)	to	12.05	%(6)
CTIVP Westfield Mid Cap Gro, Cl 2
2022	21	$2.58	to	$2.58	$55	—	0.00%	to	0.00%	(25.79%)		to	(25.79%)
2021	23	$3.47	to	$3.47	$81	—	0.00%	to	0.00%	16.41%		to	16.41%
2020	20	$2.98	to	$2.98	$61	—	0.00%	to	0.00%	27.18%		to	27.18%
2019	11	$2.35	to	$2.35	$25	—	0.00%	to	0.00%	41.80%		to	41.80%
2018	8	$1.65	to	$1.65	$14	—	0.00%	to	0.00%	(3.61%)		to	(3.61%)
Del Ivy VIP Asset Strategy, Cl II
2022	50	$1.35	to	$1.17	$63	1.60%	0.00%	to	0.90%	(14.74%)		to	(15.50%)
2021	51	$1.58	to	$1.38	$74	1.32%	0.00%	to	0.90%	10.44%		to	9.45%
2020	94	$1.43	to	$1.26	$124	1.95%	0.00%	to	0.90%	13.88%		to	12.86%
2019	123	$1.26	to	$1.12	$142	2.46%	0.00%	to	0.90%	21.78%		to	20.69%
2018	94	$1.03	to	$0.93	$89	2.10%	0.00%	to	0.90%	(5.44%)		to	(6.29%)
DWS Alt Asset Alloc VIP, Cl A
2022	10	$1.18	to	$1.18	$12	3.95%	0.00%	to	0.00%	(7.42%)		to	(7.42%)
2021	1	$1.28	to	$1.28	$2	1.99%	0.00%	to	0.00%	12.74%		to	12.74%
2020	0	$1.13	to	$1.13	$1	0.99%	0.00%	to	0.00%	5.71%		to	5.71%
2019	—	$1.07	to	$1.07	$0	7.09%	0.00%	to	0.00%	4.22	%(6)	to	4.22	%(6)
DWS Alt Asset Alloc VIP, Cl B
2022	207	$1.24	to	$1.08	$252	6.92%	0.00%	to	0.90%	(7.74%)		to	(8.57%)
2021	202	$1.35	to	$1.18	$265	1.64%	0.00%	to	0.90%	12.35%		to	11.34%
2020	199	$1.20	to	$1.06	$233	2.37%	0.00%	to	0.90%	5.32%		to	4.38%
2019	186	$1.14	to	$1.02	$207	3.44%	0.00%	to	0.90%	14.35%		to	13.32%
2018	179	$1.00	to	$0.90	$174	1.73%	0.00%	to	0.90%	(9.35%)		to	(10.16%)

162	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
EV VT Floating-Rate Inc, Init Cl
2022	889	$1.02	to	$1.39	$1,301	4.64%	0.20%	to	0.90%	1.54	%(9)	to	(3.61%)
2021	827	$1.25	to	$1.44	$1,253	2.90%	0.30%	to	0.90%	3.32%		to	2.70%
2020	895	$1.21	to	$1.40	$1,276	3.31%	0.30%	to	0.90%	1.69%		to	1.09%
2019	1,032	$1.19	to	$1.39	$1,492	4.29%	0.30%	to	0.90%	6.76%		to	6.12%
2018	906	$1.12	to	$1.31	$1,288	3.75%	0.30%	to	0.90%	(0.37%)		to	(0.97%)
Fid VIP Contrafund, Init Cl
2022	285	$1.44	to	$1.44	$409	0.74%	0.00%	to	0.00%	(26.31%)		to	(26.31%)
2021	151	$1.95	to	$1.95	$295	0.04%	0.00%	to	0.00%	27.83%		to	27.83%
2020	62	$1.52	to	$1.52	$95	0.31%	0.00%	to	0.00%	30.57%		to	30.57%
2019	19	$1.17	to	$1.17	$22	1.70%	0.00%	to	0.00%	8.97	%(6)	to	8.97	%(6)
Fid VIP Contrafund, Serv Cl 2
2022	1,450	$2.85	to	$2.79	$4,762	0.26%	0.00%	to	0.90%	(26.49%)		to	(27.14%)
2021	1,514	$3.87	to	$3.83	$6,736	0.03%	0.00%	to	0.90%	27.51%		to	26.37%
2020	1,642	$3.04	to	$3.03	$5,736	0.08%	0.00%	to	0.90%	30.23%		to	29.07%
2019	1,819	$2.33	to	$2.35	$4,800	0.22%	0.00%	to	0.90%	31.28%		to	30.10%
2018	1,895	$1.78	to	$1.80	$3,835	0.44%	0.00%	to	0.90%	(6.64%)		to	(7.48%)
Fid VIP Gro & Inc, Serv Cl
2022	1,035	$5.35	to	$3.31	$4,385	1.57%	0.45%	to	0.90%	(5.45%)		to	(5.87%)
2021	1,114	$5.66	to	$3.52	$4,961	2.34%	0.45%	to	0.90%	25.20%		to	24.64%
2020	1,147	$4.52	to	$2.82	$4,071	2.06%	0.45%	to	0.90%	7.25%		to	6.77%
2019	1,207	$4.21	to	$2.64	$4,004	3.56%	0.45%	to	0.90%	29.36%		to	28.78%
2018	1,341	$3.26	to	$2.05	$3,439	0.25%	0.45%	to	0.90%	(9.48%)		to	(9.89%)
Fid VIP Gro & Inc, Serv Cl 2
2022	875	$1.09	to	$3.82	$1,993	1.52%	0.20%	to	0.90%	10.16	%(9)	to	(6.02%)
2021	876	$2.43	to	$4.06	$2,112	2.23%	0.30%	to	0.90%	25.26%		to	24.51%
2020	924	$1.94	to	$3.26	$1,780	1.93%	0.30%	to	0.90%	7.27%		to	6.63%
2019	967	$1.81	to	$3.06	$1,749	3.37%	0.30%	to	0.90%	29.29%		to	28.52%
2018	1,195	$1.40	to	$2.38	$1,684	0.20%	0.30%	to	0.90%	(9.47%)		to	(10.01%)
Fid VIP Mid Cap, Init Cl
2022	242	$1.35	to	$1.35	$327	0.71%	0.00%	to	0.00%	(14.74%)		to	(14.74%)
2021	119	$1.58	to	$1.58	$189	0.79%	0.00%	to	0.00%	25.60%		to	25.60%
2020	57	$1.26	to	$1.26	$73	1.55%	0.00%	to	0.00%	18.19%		to	18.19%
2019	0	$1.07	to	$1.07	$0	2.02%	0.00%	to	0.00%	7.10	%(6)	to	7.10	%(6)
Fid VIP Mid Cap, Serv Cl
2022	1,062	$4.69	to	$5.61	$5,429	0.40%	0.45%	to	0.90%	(15.24%)		to	(15.62%)
2021	1,134	$5.53	to	$6.65	$6,880	0.51%	0.45%	to	0.90%	24.94%		to	24.38%
2020	1,205	$4.43	to	$5.35	$5,875	0.56%	0.45%	to	0.90%	17.51%		to	16.98%
2019	1,283	$3.77	to	$4.57	$5,350	0.79%	0.45%	to	0.90%	22.79%		to	22.24%
2018	1,396	$3.07	to	$3.74	$4,765	0.54%	0.45%	to	0.90%	(15.02%)		to	(15.41%)
Fid VIP Mid Cap, Serv Cl 2
2022	2,546	$2.55	to	$5.31	$5,126	0.27%	0.00%	to	0.90%	(14.97%)		to	(15.73%)
2021	2,636	$3.00	to	$6.30	$6,271	0.37%	0.00%	to	0.90%	25.31%		to	24.18%
2020	2,664	$2.39	to	$5.08	$5,083	0.40%	0.00%	to	0.90%	17.87%		to	16.81%
2019	2,874	$2.03	to	$4.35	$4,711	0.66%	0.00%	to	0.90%	23.17%		to	22.07%
2018	3,181	$1.65	to	$3.56	$4,311	0.40%	0.00%	to	0.90%	(14.77%)		to	(15.54%)
Fid VIP Overseas, Serv Cl
2022	605	$2.65	to	$1.84	$1,301	0.95%	0.45%	to	0.90%	(24.92%)		to	(25.26%)
2021	644	$3.52	to	$2.46	$1,833	0.44%	0.45%	to	0.90%	19.04%		to	18.50%
2020	663	$2.96	to	$2.07	$1,591	0.37%	0.45%	to	0.90%	14.98%		to	14.46%
2019	662	$2.57	to	$1.81	$1,371	1.66%	0.45%	to	0.90%	27.10%		to	26.53%
2018	693	$2.03	to	$1.43	$1,134	1.43%	0.45%	to	0.90%	(15.27%)		to	(15.65%)

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	163

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
Fid VIP Overseas, Serv Cl 2
2022	682	$1.14	to	$2.56	$984	0.86%	0.20%	to	0.90%	15.16	%(9)	to	(25.36%)
2021	682	$1.94	to	$3.43	$1,312	0.34%	0.30%	to	0.90%	19.03%		to	18.32%
2020	600	$1.63	to	$2.90	$977	0.20%	0.30%	to	0.90%	14.99%		to	14.30%
2019	714	$1.42	to	$2.54	$1,010	1.37%	0.30%	to	0.90%	27.12%		to	26.36%
2018	852	$1.11	to	$2.01	$956	1.23%	0.30%	to	0.90%	(15.31%)		to	(15.82%)
Fid VIP Strategic Inc, Init Cl
2022	178	$1.05	to	$1.05	$188	4.92%	0.00%	to	0.00%	(11.26%)		to	(11.26%)
2021	97	$1.19	to	$1.19	$115	5.17%	0.00%	to	0.00%	3.74%		to	3.74%
2020	12	$1.14	to	$1.14	$14	38.78%	0.00%	to	0.00%	7.51%		to	7.51%
2019	—	$1.06	to	$1.06	$0	6.26%	0.00%	to	0.00%	2.50	%(6)	to	2.50	%(6)
Fid VIP Strategic Inc, Serv Cl 2
2022	15	$1.26	to	$1.26	$19	1.96%	0.00%	to	0.00%	(11.52%)		to	(11.52%)
2021	27	$1.42	to	$1.42	$38	2.59%	0.00%	to	0.00%	3.53%		to	3.53%
2020	23	$1.37	to	$1.37	$32	2.98%	0.00%	to	0.00%	7.16%		to	7.16%
2019	23	$1.28	to	$1.28	$29	3.71%	0.00%	to	0.00%	10.66%		to	10.66%
2018	15	$1.16	to	$1.16	$18	4.17%	0.00%	to	0.00%	(2.82%)		to	(2.82%)
Frank Global Real Est, Cl 2
2022	920	$1.09	to	$2.51	$1,957	2.39%	0.20%	to	0.90%	10.23	%(9)	to	(26.72%)
2021	940	$1.72	to	$3.43	$2,744	0.89%	0.30%	to	0.90%	26.41%		to	25.66%
2020	898	$1.36	to	$2.73	$2,127	3.20%	0.30%	to	0.90%	(5.67%)		to	(6.24%)
2019	947	$1.44	to	$2.91	$2,410	2.62%	0.30%	to	0.90%	22.01%		to	21.28%
2018	969	$1.18	to	$2.40	$2,053	2.65%	0.30%	to	0.90%	(7.05%)		to	(7.61%)
Frank Inc, Cl 1
2022	8	$1.21	to	$1.21	$9	3.30%	0.00%	to	0.00%	(5.24%)		to	(5.24%)
2021	2	$1.27	to	$1.27	$3	0.60%	0.00%	to	0.00%	17.01%		to	17.01%
2020	—	$1.09	to	$1.09	$0	5.91%	0.00%	to	0.00%	0.97%		to	0.97%
2019	—	$1.08	to	$1.08	$0	10.16%	0.00%	to	0.00%	4.62	%(6)	to	4.62	%(6)
Frank Inc, Cl 2
2022	284	$1.58	to	$1.28	$375	4.85%	0.00%	to	0.90%	(5.47%)		to	(6.32%)
2021	254	$1.67	to	$1.37	$361	4.67%	0.00%	to	0.90%	16.75%		to	15.71%
2020	252	$1.43	to	$1.18	$309	6.22%	0.00%	to	0.90%	0.69%		to	(0.21%)
2019	205	$1.42	to	$1.18	$245	4.95%	0.00%	to	0.90%	16.06%		to	15.02%
2018	152	$1.22	to	$1.03	$157	4.66%	0.00%	to	0.90%	(4.30%)		to	(5.17%)
Frank Mutual Shares, Cl 1
2022	15	$1.17	to	$1.17	$18	2.59%	0.00%	to	0.00%	(7.15%)		to	(7.15%)
2021	12	$1.26	to	$1.26	$15	3.03%	0.00%	to	0.00%	19.52%		to	19.52%
2020	22	$1.06	to	$1.06	$23	2.61%	0.00%	to	0.00%	(4.85%)		to	(4.85%)
2019	10	$1.11	to	$1.11	$11	0.07%	0.00%	to	0.00%	8.95	%(6)	to	8.95	%(6)
Frank Mutual Shares, Cl 2
2022	679	$1.91	to	$2.74	$1,662	1.86%	0.00%	to	0.90%	(7.43%)		to	(8.26%)
2021	690	$2.06	to	$2.99	$1,850	2.89%	0.00%	to	0.90%	19.17%		to	18.10%
2020	705	$1.73	to	$2.53	$1,607	2.82%	0.00%	to	0.90%	(5.04%)		to	(5.89%)
2019	733	$1.82	to	$2.69	$1,796	1.82%	0.00%	to	0.90%	22.57%		to	21.47%
2018	788	$1.49	to	$2.21	$1,577	2.40%	0.00%	to	0.90%	(9.07%)		to	(9.89%)
Frank Sm Cap Val, Cl 1
2022	82	$1.31	to	$1.31	$108	1.20%	0.00%	to	0.00%	(9.82%)		to	(9.82%)
2021	33	$1.45	to	$1.45	$47	1.10%	0.00%	to	0.00%	25.67%		to	25.67%
2020	17	$1.16	to	$1.16	$19	1.12%	0.00%	to	0.00%	5.41%		to	5.41%
2019	2	$1.10	to	$1.10	$3	0.26%	0.00%	to	0.00%	15.15	%(6)	to	15.15	%(6)

164	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
Frank Sm Cap Val, Cl 2
2022	661	$2.54	to	$5.60	$2,614	0.98%	0.00%	to	0.90%	(10.06%)		to	(10.87%)
2021	692	$2.82	to	$6.29	$3,092	1.00%	0.00%	to	0.90%	25.37%		to	24.24%
2020	683	$2.25	to	$5.06	$2,456	1.47%	0.00%	to	0.90%	5.19%		to	4.25%
2019	700	$2.14	to	$4.85	$2,441	1.05%	0.00%	to	0.90%	26.35%		to	25.22%
2018	746	$1.69	to	$3.88	$2,057	0.89%	0.00%	to	0.90%	(12.88%)		to	(13.66%)
GS VIT Mid Cap Val, Inst
2022	1,381	$1.08	to	$6.23	$5,910	0.68%	0.20%	to	0.90%	8.14	%(9)	to	(10.79%)
2021	1,440	$2.27	to	$6.98	$6,993	0.48%	0.30%	to	0.90%	30.56%		to	29.78%
2020	1,564	$1.74	to	$5.38	$5,804	0.62%	0.30%	to	0.90%	8.08%		to	7.43%
2019	1,721	$1.61	to	$5.01	$6,002	0.79%	0.30%	to	0.90%	31.13%		to	30.35%
2018	1,878	$1.23	to	$3.84	$5,011	1.31%	0.30%	to	0.90%	(10.73%)		to	(11.27%)
GS VIT Multi-Strategy Alt, Advisor
2022	43	$1.02	to	$0.95	$42	3.23%	0.00%	to	0.90%	(6.85%)		to	(7.68%)
2021	41	$1.10	to	$1.02	$44	1.57%	0.00%	to	0.90%	4.66%		to	3.72%
2020	40	$1.05	to	$0.99	$40	1.77%	0.00%	to	0.90%	6.58%		to	5.62%
2019	42	$0.98	to	$0.94	$40	2.47%	0.00%	to	0.90%	8.60%		to	7.63%
2018	45	$0.91	to	$0.87	$40	2.17%	0.00%	to	0.90%	(7.09%)		to	(7.93%)
GS VIT Sm Cap Eq Insights, Inst
2022	111	$4.85	to	$3.67	$467	0.32%	0.45%	to	0.90%	(19.74%)		to	(20.10%)
2021	114	$6.04	to	$4.59	$602	0.46%	0.45%	to	0.90%	23.23%		to	22.68%
2020	121	$4.90	to	$3.74	$515	0.22%	0.45%	to	0.90%	8.09%		to	7.61%
2019	127	$4.53	to	$3.48	$502	0.49%	0.45%	to	0.90%	24.28%		to	23.72%
2018	131	$3.65	to	$2.81	$420	0.47%	0.45%	to	0.90%	(9.03%)		to	(9.45%)
GS VIT U.S. Eq Insights, Inst
2022	594	$1.05	to	$3.05	$2,456	0.82%	0.20%	to	0.90%	5.39	%(9)	to	(20.46%)
2021	632	$3.08	to	$3.84	$3,232	0.81%	0.30%	to	0.90%	29.02%		to	28.25%
2020	685	$2.38	to	$2.99	$2,717	0.86%	0.30%	to	0.90%	17.19%		to	16.49%
2019	741	$2.03	to	$2.57	$2,509	1.23%	0.30%	to	0.90%	24.84%		to	24.09%
2018	846	$1.63	to	$2.07	$2,277	1.22%	0.30%	to	0.90%	(6.48%)		to	(7.04%)
Invesco VI Am Fran, Ser I
2022	183	$2.79	to	$2.66	$502	—	0.45%	to	0.90%	(31.42%)		to	(31.73%)
2021	194	$4.07	to	$3.90	$777	—	0.45%	to	0.90%	11.42%		to	10.92%
2020	205	$3.66	to	$3.52	$737	0.07%	0.45%	to	0.90%	41.71%		to	41.08%
2019	227	$2.58	to	$2.49	$577	—	0.45%	to	0.90%	36.14%		to	35.53%
2018	261	$1.89	to	$1.84	$488	—	0.45%	to	0.90%	(4.06%)		to	(4.49%)
Invesco VI Am Fran, Ser II
2022	309	$1.01	to	$2.59	$729	—	0.20%	to	0.90%	1.87	%(9)	to	(31.91%)
2021	306	$3.48	to	$3.81	$1,053	—	0.30%	to	0.90%	11.31%		to	10.65%
2020	291	$3.13	to	$3.44	$926	—	0.30%	to	0.90%	41.57%		to	40.73%
2019	318	$2.21	to	$2.44	$713	—	0.30%	to	0.90%	36.02%		to	35.20%
2018	380	$1.62	to	$1.81	$627	—	0.30%	to	0.90%	(4.18%)		to	(4.76%)
Invesco VI Bal Risk Alloc, Ser I
2022	18	$1.12	to	$1.12	$20	8.24%	0.00%	to	0.00%	(14.35%)		to	(14.35%)
2021	14	$1.30	to	$1.30	$19	3.60%	0.00%	to	0.00%	9.55%		to	9.55%
2020	10	$1.19	to	$1.19	$12	10.34%	0.00%	to	0.00%	10.22%		to	10.22%
2019	—	$1.08	to	$1.08	$0	—	0.00%	to	0.00%	4.30	%(6)	to	4.30	%(6)
Invesco VI Bal Risk Alloc, Ser II
2022	202	$1.37	to	$1.20	$253	7.29%	0.00%	to	0.90%	(14.52%)		to	(15.28%)
2021	219	$1.60	to	$1.42	$322	3.01%	0.00%	to	0.90%	9.26%		to	8.28%
2020	207	$1.46	to	$1.31	$280	8.21%	0.00%	to	0.90%	9.99%		to	9.00%
2019	192	$1.33	to	$1.20	$239	—	0.00%	to	0.90%	14.88%		to	13.85%
2018	138	$1.16	to	$1.06	$151	1.26%	0.00%	to	0.90%	(6.71%)		to	(7.55%)

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	165

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
Invesco VI Comstock, Ser II
2022	124	$1.11	to	$2.46	$400	1.28%	0.20%	to	0.90%	11.38	%(9)	to	(0.06%)
2021	135	$2.14	to	$2.46	$441	1.75%	0.30%	to	0.90%	32.65%		to	31.85%
2020	129	$1.62	to	$1.87	$297	2.08%	0.30%	to	0.90%	(1.38%)		to	(1.97%)
2019	137	$1.64	to	$1.90	$313	1.79%	0.30%	to	0.90%	24.57%		to	23.82%
2018	128	$1.32	to	$1.54	$238	1.42%	0.30%	to	0.90%	(12.63%)		to	(13.16%)
Invesco VI Core Eq, Ser I
2022	2,133	$3.60	to	$4.25	$8,886	0.91%	0.45%	to	0.90%	(20.90%)		to	(21.26%)
2021	2,248	$4.56	to	$5.40	$11,888	0.66%	0.45%	to	0.90%	27.17%		to	26.59%
2020	2,427	$3.58	to	$4.26	$10,146	1.35%	0.45%	to	0.90%	13.34%		to	12.83%
2019	2,558	$3.16	to	$3.78	$9,470	0.95%	0.45%	to	0.90%	28.39%		to	27.81%
2018	2,771	$2.46	to	$2.96	$8,026	0.88%	0.45%	to	0.90%	(9.80%)		to	(10.21%)
Invesco VI Dis Mid Cap Gro, Ser I
2022	568	$1.00	to	$1.22	$698	—	0.20%	to	0.90%	1.14	%(9)	to	(31.60%)
2021	647	$1.80	to	$1.78	$1,157	—	0.30%	to	0.90%	18.74%		to	18.03%
2020	636	$1.51	to	$1.51	$961	0.05%	0.30%	to	0.90%	51.28	%(7)	to	50.66	%(7)
Invesco VI Div Divd, Ser I
2022	444	$1.09	to	$2.51	$1,101	1.94%	0.20%	to	0.90%	10.06	%(9)	to	(2.56%)
2021	473	$2.05	to	$2.58	$1,171	2.15%	0.30%	to	0.90%	18.54%		to	17.83%
2020	490	$1.73	to	$2.19	$1,031	3.12%	0.30%	to	0.90%	(0.16%)		to	(0.76%)
2019	496	$1.73	to	$2.20	$1,104	2.94%	0.30%	to	0.90%	24.72%		to	23.97%
2018	528	$1.39	to	$1.78	$943	2.28%	0.30%	to	0.90%	(7.85%)		to	(8.41%)
Invesco VI EQV Intl Eq, Ser II
2022	501	$1.11	to	$1.32	$989	1.44%	0.20%	to	0.90%	12.44	%(9)	to	(19.23%)
2021	521	$1.68	to	$1.63	$1,253	1.05%	0.30%	to	0.90%	5.29%		to	4.66%
2020	550	$1.59	to	$1.56	$1,240	2.17%	0.30%	to	0.90%	13.40%		to	12.72%
2019	617	$1.40	to	$1.38	$1,232	1.30%	0.30%	to	0.90%	27.85%		to	27.09%
2018	699	$1.10	to	$1.09	$1,043	1.78%	0.30%	to	0.90%	(15.46%)		to	(15.97%)
Invesco VI Global, Ser I
2022	160	$1.16	to	$1.16	$185	—	0.00%	to	0.00%	(31.76%)		to	(31.76%)
2021	47	$1.70	to	$1.70	$80	—	0.00%	to	0.00%	15.49%		to	15.49%
2020	17	$1.47	to	$1.47	$25	1.74%	0.00%	to	0.00%	27.64%		to	27.64%
2019	2	$1.15	to	$1.15	$2	0.42%	0.00%	to	0.00%	9.75	%(6)	to	9.75	%(6)
Invesco VI Global, Ser II
2022	520	$2.17	to	$2.17	$1,384	—	0.00%	to	0.90%	(31.94%)		to	(32.55%)
2021	550	$3.20	to	$3.21	$2,195	—	0.00%	to	0.90%	15.17%		to	14.14%
2020	734	$2.77	to	$2.81	$2,338	0.47%	0.00%	to	0.90%	27.34%		to	26.20%
2019	691	$2.18	to	$2.23	$1,763	0.63%	0.00%	to	0.90%	31.45%		to	30.28%
2018	658	$1.66	to	$1.71	$1,307	0.74%	0.00%	to	0.90%	(13.39%)		to	(14.17%)
Invesco VI Gbl Strat Inc, Ser I
2022	18	$0.94	to	$0.94	$17	—	0.00%	to	0.00%	(11.46%)		to	(11.46%)
2021	5	$1.06	to	$1.06	$5	6.56%	0.00%	to	0.00%	(3.41%)		to	(3.41%)
2020	1	$1.10	to	$1.10	$2	14.11%	0.00%	to	0.00%	3.40%		to	3.40%
2019	—	$1.06	to	$1.06	$0	7.06%	0.00%	to	0.00%	2.26	%(6)	to	2.26	%(6)
Invesco VI Gbl Strat Inc, Ser II
2022	1,140	$1.05	to	$1.36	$1,533	—	0.00%	to	0.90%	(11.71%)		to	(12.51%)
2021	1,155	$1.19	to	$1.55	$1,772	4.30%	0.00%	to	0.90%	(3.56%)		to	(4.43%)
2020	1,150	$1.24	to	$1.63	$1,835	5.38%	0.00%	to	0.90%	2.99%		to	2.07%
2019	1,285	$1.20	to	$1.59	$2,030	3.31%	0.00%	to	0.90%	10.61%		to	9.61%
2018	1,252	$1.09	to	$1.45	$1,844	4.47%	0.00%	to	0.90%	(4.54%)		to	(5.40%)
Invesco VI Mn St Sm Cap, Ser I
2022	133	$1.33	to	$1.33	$177	0.60%	0.00%	to	0.00%	(15.83%)		to	(15.83%)
2021	82	$1.58	to	$1.58	$130	0.47%	0.00%	to	0.00%	22.55%		to	22.55%
2020	42	$1.29	to	$1.29	$54	1.38%	0.00%	to	0.00%	19.93%		to	19.93%
2019	10	$1.08	to	$1.08	$11	0.01%	0.00%	to	0.00%	11.74	%(6)	to	11.74	%(6)

166	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
Invesco VI Mn St Sm Cap, Ser II
2022	490	$2.83	to	$2.81	$1,561	0.26%	0.00%	to	0.90%	(16.04%)		to	(16.79%)
2021	508	$3.37	to	$3.37	$1,906	0.19%	0.00%	to	0.90%	22.26%		to	21.17%
2020	521	$2.76	to	$2.78	$1,566	0.38%	0.00%	to	0.90%	19.64%		to	18.56%
2019	519	$2.30	to	$2.35	$1,285	—	0.00%	to	0.90%	26.13%		to	25.00%
2018	526	$1.83	to	$1.88	$1,057	0.06%	0.00%	to	0.90%	(10.54%)		to	(11.34%)
Invesco VI Tech, Ser I
2022	207	$0.81	to	$3.82	$782	—	0.00%	to	0.90%	(20.38	%)(8)	to	(40.49%)
2021	185	$3.87	to	$6.41	$1,343	—	0.30%	to	0.90%	14.07%		to	13.39%
2020	188	$3.39	to	$5.65	$1,184	—	0.30%	to	0.90%	45.68%		to	44.81%
2019	172	$2.33	to	$3.90	$735	—	0.30%	to	0.90%	35.47%		to	34.66%
2018	173	$1.72	to	$2.90	$552	—	0.30%	to	0.90%	(0.75%)		to	(1.35%)
Invesco VI Tech, Ser II
2022	—	$0.81	to	$0.81	$0	—	0.00%	to	0.00%	(20.54	%)(8)	to	(20.54	%)(8)
Janus Henderson VIT Bal, Inst
2022	421	$1.28	to	$1.28	$540	1.32%	0.00%	to	0.00%	(16.40%)		to	(16.40%)
2021	355	$1.53	to	$1.53	$544	0.92%	0.00%	to	0.00%	17.20%		to	17.20%
2020	300	$1.31	to	$1.31	$392	6.41%	0.00%	to	0.00%	14.31%		to	14.31%
2019	0	$1.15	to	$1.15	$1	4.18%	0.00%	to	0.00%	8.35	%(6)	to	8.35	%(6)
Janus Henderson VIT Bal, Serv
2022	55	$1.36	to	$1.36	$75	1.17%	0.00%	to	0.00%	(16.62%)		to	(16.62%)
2021	38	$1.63	to	$1.63	$61	0.70%	0.00%	to	0.00%	16.91%		to	16.91%
2020	33	$1.39	to	$1.39	$46	1.84%	0.00%	to	0.00%	14.03%		to	14.03%
2019	12	$1.22	to	$1.22	$14	2.12%	0.00%	to	0.00%	22.27%		to	22.27%
2018	4	$1.00	to	$1.00	$4	1.10%	0.00%	to	0.00%	(0.29	%)(5)	to	(0.29	%)(5)
Janus Henderson VIT Enter, Serv
2022	123	$7.15	to	$3.06	$710	0.08%	0.45%	to	0.90%	(16.53%)		to	(16.90%)
2021	129	$8.57	to	$3.68	$890	0.24%	0.45%	to	0.90%	16.02%		to	15.50%
2020	145	$7.39	to	$3.19	$835	—	0.45%	to	0.90%	18.65%		to	18.11%
2019	161	$6.23	to	$2.70	$752	0.05%	0.45%	to	0.90%	34.55%		to	33.95%
2018	171	$4.63	to	$2.01	$585	0.11%	0.45%	to	0.90%	(1.11%)		to	(1.56%)
Janus Henderson VIT Flex Bd, Inst
2022	35	$1.02	to	$1.02	$36	4.36%	0.00%	to	0.00%	(13.66%)		to	(13.66%)
2021	3	$1.18	to	$1.18	$4	2.32%	0.00%	to	0.00%	(0.90%)		to	(0.90%)
2020	1	$1.19	to	$1.19	$1	4.52%	0.00%	to	0.00%	10.48%		to	10.48%
2019	0	$1.08	to	$1.08	$0	6.68%	0.00%	to	0.00%	3.34	%(6)	to	3.34	%(6)
Janus Henderson VIT Flex Bd, Serv
2022	7	$1.13	to	$1.13	$8	2.08%	0.00%	to	0.00%	(13.90%)		to	(13.90%)
2021	6	$1.31	to	$1.31	$8	1.72%	0.00%	to	0.00%	(1.11%)		to	(1.11%)
2020	4	$1.32	to	$1.32	$6	2.72%	0.00%	to	0.00%	10.25%		to	10.25%
2019	1	$1.20	to	$1.20	$1	2.96%	0.00%	to	0.00%	9.28%		to	9.28%
2018	1	$1.10	to	$1.10	$1	2.81%	0.00%	to	0.00%	(1.29%)		to	(1.29%)
Janus Hend VIT Gbl Tech Innov, Srv
2022	326	$1.01	to	$2.75	$1,612	—	0.20%	to	0.90%	3.74	%(9)	to	(37.69%)
2021	359	$5.42	to	$4.41	$2,811	0.11%	0.30%	to	0.90%	17.39%		to	16.69%
2020	446	$4.61	to	$3.78	$2,770	—	0.30%	to	0.90%	50.28%		to	49.38%
2019	486	$3.07	to	$2.53	$1,933	—	0.30%	to	0.90%	44.38%		to	43.52%
2018	528	$2.13	to	$1.76	$1,419	—	0.30%	to	0.90%	0.61%		to	0.00%
Janus Henderson VIT Overseas, Serv
2022	774	$1.16	to	$2.04	$1,736	1.69%	0.20%	to	0.90%	17.25	%(9)	to	(9.65%)
2021	814	$1.50	to	$2.26	$2,015	1.03%	0.30%	to	0.90%	12.95%		to	12.27%
2020	849	$1.33	to	$2.01	$1,855	1.21%	0.30%	to	0.90%	15.67%		to	14.98%
2019	937	$1.15	to	$1.75	$1,771	1.83%	0.30%	to	0.90%	26.33%		to	25.57%
2018	1,060	$0.91	to	$1.39	$1,576	1.66%	0.30%	to	0.90%	(15.39%)		to	(15.90%)

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	167

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
Janus Henderson VIT Res, Inst
2022	23	$1.33	to	$1.33	$31	0.67%	0.00%	to	0.00%	(29.89%)		to	(29.89%)
2021	2	$1.90	to	$1.90	$4	0.11%	0.00%	to	0.00%	20.33%		to	20.33%
2020	0	$1.58	to	$1.58	$0	0.44%	0.00%	to	0.00%	32.96%		to	32.96%
2019	—	$1.19	to	$1.19	$0	0.84%	0.00%	to	0.00%	9.65	%(6)	to	9.65	%(6)
Janus Henderson VIT Res, Serv
2022	130	$2.88	to	$2.73	$454	—	0.00%	to	0.90%	(30.06%)		to	(30.69%)
2021	143	$4.12	to	$3.94	$697	0.02%	0.00%	to	0.90%	20.05%		to	18.97%
2020	152	$3.43	to	$3.31	$612	0.22%	0.00%	to	0.90%	32.58%		to	31.39%
2019	157	$2.59	to	$2.52	$481	0.30%	0.00%	to	0.90%	35.23%		to	34.01%
2018	193	$1.92	to	$1.88	$419	0.36%	0.00%	to	0.90%	(2.84%)		to	(3.71%)
Lazard Ret Global Dyn MA, Inv
2022	2	$1.02	to	$1.02	$2	0.28%	0.00%	to	0.00%	(17.28%)		to	(17.28%)
2021	1	$1.24	to	$1.24	$2	3.53%	0.00%	to	0.00%	12.16%		to	12.16%
2020	—	$1.10	to	$1.10	$0	0.77%	0.00%	to	0.00%	0.96%		to	0.96%
2019	—	$1.09	to	$1.09	$0	0.10%	0.00%	to	0.00%	5.04	%(6)	to	5.04	%(6)
Lazard Ret Global Dyn MA, Serv
2022	13	$1.40	to	$1.17	$16	0.08%	0.00%	to	0.90%	(17.37%)		to	(18.11%)
2021	20	$1.69	to	$1.43	$30	2.76%	0.00%	to	0.90%	11.94%		to	10.93%
2020	30	$1.51	to	$1.29	$40	0.53%	0.00%	to	0.90%	0.81%		to	(0.10%)
2019	52	$1.50	to	$1.29	$68	0.04%	0.00%	to	0.90%	17.79%		to	16.73%
2018	73	$1.27	to	$1.11	$83	1.44%	0.00%	to	0.90%	(6.57%)		to	(7.41%)
MFS Mass Inv Gro Stock, Serv Cl
2022	1,184	$1.07	to	$2.16	$2,623	—	0.20%	to	0.90%	8.09	%(9)	to	(20.17%)
2021	1,293	$2.82	to	$2.71	$3,574	0.03%	0.30%	to	0.90%	25.28%		to	24.53%
2020	1,319	$2.25	to	$2.17	$2,917	0.22%	0.30%	to	0.90%	21.83%		to	21.10%
2019	1,371	$1.85	to	$1.79	$2,493	0.35%	0.30%	to	0.90%	39.17%		to	38.33%
2018	1,440	$1.33	to	$1.30	$1,887	0.32%	0.30%	to	0.90%	0.27%		to	(0.33%)
MFS New Dis, Serv Cl
2022	448	$1.04	to	$3.26	$1,822	—	0.20%	to	0.90%	5.44	%(9)	to	(30.62%)
2021	473	$2.81	to	$4.70	$2,729	—	0.30%	to	0.90%	1.27%		to	0.66%
2020	493	$2.78	to	$4.67	$2,823	—	0.30%	to	0.90%	45.15%		to	44.28%
2019	489	$1.91	to	$3.24	$1,888	—	0.30%	to	0.90%	40.85%		to	40.01%
2018	474	$1.36	to	$2.31	$1,357	—	0.30%	to	0.90%	(2.01%)		to	(2.60%)
MFS Utilities, Init Cl
2022	37	$1.40	to	$1.40	$51	2.48%	0.00%	to	0.00%	0.76%		to	0.76%
2021	23	$1.39	to	$1.39	$32	1.80%	0.00%	to	0.00%	14.09%		to	14.09%
2020	16	$1.22	to	$1.22	$19	2.37%	0.00%	to	0.00%	5.90%		to	5.90%
2019	6	$1.15	to	$1.15	$7	0.38%	0.00%	to	0.00%	6.69	%(6)	to	6.69	%(6)
MFS Utilities, Serv Cl
2022	324	$2.22	to	$6.14	$1,130	2.23%	0.00%	to	0.90%	0.48%		to	(0.42%)
2021	328	$2.20	to	$6.17	$1,163	1.54%	0.00%	to	0.90%	13.82%		to	12.80%
2020	340	$1.94	to	$5.47	$1,083	2.17%	0.00%	to	0.90%	5.62%		to	4.67%
2019	355	$1.83	to	$5.23	$1,175	3.74%	0.00%	to	0.90%	24.80%		to	23.68%
2018	460	$1.47	to	$4.22	$1,190	0.84%	0.00%	to	0.90%	0.81%		to	(0.10%)
MS VIF Dis, Cl I
2022	135	$0.94	to	$0.94	$127	—	0.00%	to	0.00%	(62.96%)		to	(62.96%)
2021	31	$2.55	to	$2.55	$79	—	0.00%	to	0.00%	(11.06%)		to	(11.06%)
2020	3	$2.87	to	$2.87	$8	—	0.00%	to	0.00%	152.29%		to	152.29%
2019	—	$1.14	to	$1.14	$0	—	0.00%	to	0.00%	(3.13	%)(6)	to	(3.13	%)(6)
MS VIF Dis, Cl II
2022	163	$2.18	to	$2.26	$529	—	0.00%	to	0.90%	(62.97%)		to	(63.30%)
2021	183	$5.87	to	$6.15	$1,519	—	0.00%	to	0.90%	(11.19%)		to	(11.99%)
2020	266	$6.61	to	$6.98	$2,293	—	0.00%	to	0.90%	152.04%		to	149.79%
2019	204	$2.62	to	$2.80	$669	—	0.00%	to	0.90%	39.97%		to	38.71%
2018	198	$1.88	to	$2.02	$442	—	0.00%	to	0.90%	10.53%		to	9.53%

168	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
MS VIF Global Real Est, Cl II
2022	220	$1.09	to	$0.94	$300	4.52%	0.20%	to	0.90%	10.43	%(9)	to	(26.86%)
2021	217	$1.41	to	$1.28	$400	2.33%	0.30%	to	0.90%	23.46%		to	22.72%
2020	230	$1.14	to	$1.04	$335	4.38%	0.30%	to	0.90%	(15.11%)		to	(15.62%)
2019	235	$1.35	to	$1.24	$392	2.53%	0.30%	to	0.90%	17.70%		to	17.00%
2018	213	$1.14	to	$1.06	$304	3.09%	0.30%	to	0.90%	(8.48%)		to	(9.03%)
NB AMT Sus Eq, Cl I
2022	10	$1.36	to	$1.36	$14	0.61%	0.00%	to	0.00%	(18.45%)		to	(18.45%)
2021	3	$1.66	to	$1.66	$5	0.56%	0.00%	to	0.00%	23.48%		to	23.48%
2020	1	$1.35	to	$1.35	$1	0.52%	0.00%	to	0.00%	19.56%		to	19.56%
2019	—	$1.13	to	$1.13	$0	0.78%	0.00%	to	0.00%	10.59	%(6)	to	10.59	%(6)
NB AMT Sus Eq, Cl S
2022	13	$2.73	to	$2.73	$35	0.14%	0.00%	to	0.00%	(18.65%)		to	(18.65%)
2021	7	$3.36	to	$3.36	$24	0.19%	0.00%	to	0.00%	23.16%		to	23.16%
2020	4	$2.73	to	$2.73	$11	0.36%	0.00%	to	0.00%	19.28%		to	19.28%
2019	2	$2.29	to	$2.29	$5	0.29%	0.00%	to	0.00%	25.58%		to	25.58%
2018	2	$1.82	to	$1.82	$4	0.15%	0.00%	to	0.00%	(5.94%)		to	(5.94%)
NB AMT US Eq Index PW Strat, Cl S
2022	24	$1.21	to	$1.12	$28	—	0.00%	to	0.90%	(11.28%)		to	(12.07%)
2021	23	$1.37	to	$1.28	$31	0.36%	0.00%	to	0.90%	17.94%		to	16.89%
2020	16	$1.16	to	$1.09	$19	0.90%	0.00%	to	0.90%	8.26%		to	7.29%
2019	10	$1.07	to	$1.02	$11	0.17%	0.00%	to	0.90%	15.26%		to	14.22%
2018	9	$0.93	to	$0.89	$9	—	0.00%	to	0.90%	(6.78%)		to	(7.62%)
PIMCO VIT All Asset, Advisor Cl
2022	325	$1.39	to	$1.69	$611	7.44%	0.00%	to	0.90%	(11.87%)		to	(12.66%)
2021	384	$1.58	to	$1.94	$820	11.21%	0.00%	to	0.90%	16.04%		to	15.00%
2020	649	$1.36	to	$1.68	$1,123	4.83%	0.00%	to	0.90%	7.91%		to	6.94%
2019	667	$1.26	to	$1.57	$1,083	2.81%	0.00%	to	0.90%	11.74%		to	10.74%
2018	719	$1.13	to	$1.42	$1,055	3.04%	0.00%	to	0.90%	(5.45%)		to	(6.30%)
PIMCO VIT All Asset, Inst Cl
2022	7	$1.19	to	$1.19	$9	8.47%	0.00%	to	0.00%	(11.66%)		to	(11.66%)
2021	4	$1.34	to	$1.34	$6	12.05%	0.00%	to	0.00%	16.41%		to	16.41%
2020	—	$1.15	to	$1.15	$0	5.12%	0.00%	to	0.00%	8.17%		to	8.17%
2019	—	$1.07	to	$1.07	$0	5.82%	0.00%	to	0.00%	3.76	%(6)	to	3.76	%(6)
PIMCO VIT Glb Man As Alloc, Adv Cl
2022	4	$1.36	to	$1.36	$5	1.92%	0.00%	to	0.00%	(18.40%)		to	(18.40%)
2021	4	$1.66	to	$1.66	$7	2.31%	0.00%	to	0.00%	12.60%		to	12.60%
2020	4	$1.48	to	$1.48	$6	7.85%	0.00%	to	0.00%	16.71%		to	16.71%
2019	3	$1.26	to	$1.26	$4	2.13%	0.00%	to	0.00%	16.96%		to	16.96%
2018	3	$1.08	to	$1.08	$3	1.60%	0.00%	to	0.00%	(5.61%)		to	(5.61%)
PIMCO VIT Tot Return, Advisor Cl
2022	367	$1.11	to	$1.00	$382	2.53%	0.00%	to	0.90%	(14.39%)		to	(15.15%)
2021	349	$1.29	to	$1.18	$426	1.73%	0.00%	to	0.90%	(1.37%)		to	(2.25%)
2020	237	$1.31	to	$1.21	$297	2.02%	0.00%	to	0.90%	8.54%		to	7.57%
2019	221	$1.21	to	$1.12	$256	2.86%	0.00%	to	0.90%	8.25%		to	7.28%
2018	118	$1.11	to	$1.05	$132	2.38%	0.00%	to	0.90%	(0.63%)		to	(1.53%)
PIMCO VIT Tot Return, Inst Cl
2022	68	$0.99	to	$0.99	$67	2.87%	0.00%	to	0.00%	(14.17%)		to	(14.17%)
2021	35	$1.15	to	$1.15	$41	1.98%	0.00%	to	0.00%	(1.12%)		to	(1.12%)
2020	18	$1.16	to	$1.16	$24	2.25%	0.00%	to	0.00%	8.81%		to	8.81%
2019	—	$1.07	to	$1.07	$2	4.45%	0.00%	to	0.00%	2.31	%(6)	to	2.31	%(6)
Put VT Global Hlth Care, Cl IA
2022	13	$1.03	to	$1.03	$13	—	0.00%	to	0.00%	3.27	%(8)	to	3.27	%(8)

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	169

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
Put VT Global Hlth Care, Cl IB
2022	323	$1.02	to	$4.99	$1,349	0.40%	0.00%	to	0.90%	3.12	%(8)	to	(5.53%)
2021	298	$2.72	to	$5.29	$1,439	1.10%	0.30%	to	0.90%	19.04%		to	18.33%
2020	305	$2.29	to	$4.47	$1,243	0.47%	0.30%	to	0.90%	15.93%		to	15.24%
2019	289	$1.97	to	$3.88	$1,055	—	0.30%	to	0.90%	29.90%		to	29.13%
2018	307	$1.52	to	$3.00	$882	0.98%	0.30%	to	0.90%	(0.89%)		to	(1.49%)
Put VT Hi Yield, Cl IB
2022	88	$2.50	to	$2.78	$234	5.48%	0.45%	to	0.90%	(12.00%)		to	(12.39%)
2021	108	$2.84	to	$3.17	$328	5.61%	0.45%	to	0.90%	4.51%		to	4.03%
2020	147	$2.72	to	$3.05	$429	5.71%	0.45%	to	0.90%	4.74%		to	4.26%
2019	154	$2.60	to	$2.93	$432	5.90%	0.45%	to	0.90%	13.89%		to	13.37%
2018	164	$2.28	to	$2.58	$403	5.83%	0.45%	to	0.90%	(4.50%)		to	(4.93%)
Put VT Intl Eq, Cl IB
2022	73	$1.15	to	$2.14	$140	1.54%	0.20%	to	0.90%	16.28	%(9)	to	(15.53%)
2021	73	$1.58	to	$2.53	$167	1.20%	0.30%	to	0.90%	8.50%		to	7.85%
2020	80	$1.45	to	$2.34	$173	1.61%	0.30%	to	0.90%	11.76%		to	11.09%
2019	82	$1.30	to	$2.11	$160	1.46%	0.30%	to	0.90%	24.78%		to	24.03%
2018	98	$1.04	to	$1.70	$157	1.44%	0.30%	to	0.90%	(19.36%)		to	(19.84%)
Put VT Sus Leaders, Cl IA
2022	1,950	$6.31	to	$5.33	$10,570	0.83%	0.45%	to	0.90%	(23.07%)		to	(23.41%)
2021	2,067	$8.20	to	$6.96	$14,623	0.34%	0.45%	to	0.90%	23.28%		to	22.73%
2020	2,248	$6.65	to	$5.67	$12,946	0.63%	0.45%	to	0.90%	28.48%		to	27.91%
2019	2,376	$5.18	to	$4.43	$10,692	0.68%	0.45%	to	0.90%	36.11%		to	35.50%
2018	2,583	$3.80	to	$3.27	$8,568	0.01%	0.45%	to	0.90%	(1.73%)		to	(2.17%)
Put VT Sus Leaders, Cl IB
2022	23	$1.04	to	$3.99	$98	0.54%	0.20%	to	0.90%	5.04	%(9)	to	(23.60%)
2021	24	$3.73	to	$5.22	$131	0.15%	0.30%	to	0.90%	23.16%		to	22.43%
2020	28	$3.03	to	$4.26	$123	0.40%	0.30%	to	0.90%	28.51%		to	27.74%
2019	33	$2.36	to	$3.34	$109	0.48%	0.30%	to	0.90%	35.95%		to	35.14%
2018	45	$1.73	to	$2.47	$114	—	0.30%	to	0.90%	(1.82%)		to	(2.41%)
Royce Micro-Cap, Invest Cl
2022	447	$3.43	to	$4.32	$1,720	—	0.45%	to	0.90%	(22.78%)		to	(23.13%)
2021	480	$4.45	to	$5.61	$2,399	—	0.45%	to	0.90%	29.40%		to	28.82%
2020	519	$3.44	to	$4.36	$2,010	—	0.45%	to	0.90%	23.24%		to	22.68%
2019	616	$2.79	to	$3.55	$1,931	—	0.45%	to	0.90%	19.02%		to	18.48%
2018	658	$2.34	to	$3.00	$1,740	—	0.45%	to	0.90%	(9.46%)		to	(9.86%)
Temp Global Bond, Cl 1
2022	26	$0.85	to	$0.85	$22	—	0.00%	to	0.00%	(4.85%)		to	(4.85%)
2021	23	$0.90	to	$0.90	$20	—	0.00%	to	0.00%	(4.62%)		to	(4.62%)
2020	17	$0.94	to	$0.94	$16	0.74%	0.00%	to	0.00%	(5.08%)		to	(5.08%)
2019	—	$0.99	to	$0.99	$0	13.50%	0.00%	to	0.00%	(0.89	%)(6)	to	(0.89	%)(6)
Temp Global Bond, Cl 2
2022	205	$0.93	to	$0.82	$176	—	0.00%	to	0.90%	(4.95%)		to	(5.80%)
2021	206	$0.98	to	$0.87	$187	—	0.00%	to	0.90%	(4.99%)		to	(5.84%)
2020	209	$1.03	to	$0.92	$200	8.55%	0.00%	to	0.90%	(5.28%)		to	(6.13%)
2019	200	$1.08	to	$0.98	$201	6.87%	0.00%	to	0.90%	2.01%		to	1.10%
2018	176	$1.06	to	$0.97	$174	—	0.00%	to	0.90%	1.94%		to	1.02%
Third Ave VST Third Ave Value
2022	701	$3.04	to	$3.30	$2,208	1.51%	0.45%	to	0.90%	15.59%		to	15.07%
2021	721	$2.63	to	$2.87	$1,981	0.69%	0.45%	to	0.90%	21.51%		to	20.97%
2020	758	$2.17	to	$2.37	$1,718	2.73%	0.45%	to	0.90%	(2.83%)		to	(3.27%)
2019	757	$2.23	to	$2.45	$1,764	0.27%	0.45%	to	0.90%	11.96%		to	11.45%
2018	802	$1.99	to	$2.20	$1,670	1.85%	0.45%	to	0.90%	(20.70%)		to	(21.06%)

170	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
VanEck VIP Global Gold, Cl S
2022	112	$1.23	to	$1.07	$127	—	0.00%	to	0.90%	(13.36%)		to	(14.13%)
2021	110	$1.42	to	$1.25	$145	11.22%	0.00%	to	0.90%	(14.01%)		to	(14.78%)
2020	92	$1.65	to	$1.46	$142	1.78%	0.00%	to	0.90%	38.62%		to	37.38%
2019	190	$1.19	to	$1.07	$210	—	0.00%	to	0.90%	38.75%		to	37.50%
2018	229	$0.86	to	$0.78	$183	2.92%	0.00%	to	0.90%	(15.70%)		to	(16.46%)
VP Aggr, Cl 1
2022	559	$1.22	to	$1.22	$681	—	0.00%	to	0.00%	(17.99%)		to	(17.99%)
2021	269	$1.49	to	$1.49	$400	—	0.00%	to	0.00%	16.03%		to	16.03%
2020	100	$1.28	to	$1.28	$128	—	0.00%	to	0.00%	15.30%		to	15.30%
2019	0	$1.11	to	$1.11	$1	—	0.00%	to	0.00%	6.79	%(6)	to	6.79	%(6)
VP Aggr, Cl 2
2022	10,747	$1.94	to	$2.14	$20,899	—	0.00%	to	0.90%	(18.19%)		to	(18.92%)
2021	10,581	$2.38	to	$2.64	$25,283	—	0.00%	to	0.90%	15.76%		to	14.72%
2020	10,139	$2.05	to	$2.30	$21,679	—	0.00%	to	0.90%	14.99%		to	13.96%
2019	9,514	$1.78	to	$2.02	$17,831	—	0.00%	to	0.90%	21.59%		to	20.50%
2018	9,422	$1.47	to	$1.67	$14,705	—	0.00%	to	0.90%	(8.58%)		to	(9.41%)
VP Aggr, Cl 4
2022	10,359	$1.07	to	$2.14	$21,227	—	0.20%	to	0.90%	7.96	%(9)	to	(18.92%)
2021	10,513	$2.04	to	$2.64	$26,365	—	0.30%	to	0.90%	15.43%		to	14.74%
2020	10,695	$1.77	to	$2.30	$23,320	—	0.30%	to	0.90%	14.62%		to	13.93%
2019	10,708	$1.54	to	$2.02	$20,414	—	0.30%	to	0.90%	21.31%		to	20.59%
2018	10,946	$1.27	to	$1.68	$17,257	—	0.30%	to	0.90%	(8.89%)		to	(9.44%)
VP Conserv, Cl 1
2022	—	$1.03	to	$1.03	$0	—	0.00%	to	0.00%	(15.26%)		to	(15.26%)
2021	—	$1.21	to	$1.21	$0	—	0.00%	to	0.00%	3.05%		to	3.05%
2020	—	$1.18	to	$1.18	$0	—	0.00%	to	0.00%	9.55%		to	9.55%
2019	—	$1.07	to	$1.07	$0	—	0.00%	to	0.00%	3.03	%(6)	to	3.03	%(6)
VP Conserv, Cl 2
2022	436	$1.22	to	$1.26	$550	—	0.00%	to	0.90%	(15.54%)		to	(16.30%)
2021	417	$1.45	to	$1.51	$633	—	0.00%	to	0.90%	2.82%		to	1.89%
2020	579	$1.41	to	$1.48	$876	—	0.00%	to	0.90%	9.30%		to	8.32%
2019	457	$1.29	to	$1.37	$628	—	0.00%	to	0.90%	10.75%		to	9.76%
2018	422	$1.16	to	$1.25	$528	—	0.00%	to	0.90%	(2.95%)		to	(3.82%)
VP Conserv, Cl 4
2022	344	$1.03	to	$1.26	$453	—	0.20%	to	0.90%	3.31	%(9)	to	(16.25%)
2021	384	$1.39	to	$1.51	$596	—	0.30%	to	0.90%	2.51%		to	1.90%
2020	395	$1.35	to	$1.48	$601	—	0.30%	to	0.90%	8.91%		to	8.26%
2019	668	$1.24	to	$1.37	$898	—	0.30%	to	0.90%	10.42%		to	9.76%
2018	445	$1.13	to	$1.25	$567	—	0.30%	to	0.90%	(3.17%)		to	(3.76%)
VP Man Vol Conserv, Cl 1
2022	—	$1.02	to	$1.02	$0	—	0.00%	to	0.00%	(15.75%)		to	(15.75%)
2021	—	$1.21	to	$1.21	$0	—	0.00%	to	0.00%	2.91%		to	2.91%
2020	—	$1.18	to	$1.18	$0	—	0.00%	to	0.00%	8.35%		to	8.35%
2019	—	$1.08	to	$1.08	$0	—	0.00%	to	0.00%	3.76	%(6)	to	3.76	%(6)
VP Man Vol Conserv, Cl 2
2022	84	$1.13	to	$1.05	$90	—	0.00%	to	0.90%	(15.99%)		to	(16.74%)
2021	111	$1.35	to	$1.26	$143	—	0.00%	to	0.90%	2.63%		to	1.71%
2020	92	$1.31	to	$1.24	$117	—	0.00%	to	0.90%	8.12%		to	7.15%
2019	21	$1.21	to	$1.16	$25	—	0.00%	to	0.90%	11.92%		to	10.91%
2018	15	$1.09	to	$1.04	$16	—	0.00%	to	0.90%	(2.58%)		to	(3.46%)

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	171

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
VP Man Vol Conserv Gro, Cl 1
2022	48	$1.05	to	$1.05	$50	—	0.00%	to	0.00%	(16.88%)		to	(16.88%)
2021	48	$1.26	to	$1.26	$60	—	0.00%	to	0.00%	5.77%		to	5.77%
2020	—	$1.19	to	$1.19	$0	—	0.00%	to	0.00%	9.35%		to	9.35%
2019	—	$1.09	to	$1.09	$0	—	0.00%	to	0.00%	4.34	%(6)	to	4.34	%(6)
VP Man Vol Conserv Gro, Cl 2
2022	118	$1.19	to	$1.10	$134	—	0.00%	to	0.90%	(17.06%)		to	(17.81%)
2021	127	$1.43	to	$1.34	$175	—	0.00%	to	0.90%	5.45%		to	4.51%
2020	124	$1.36	to	$1.28	$163	—	0.00%	to	0.90%	9.15%		to	8.17%
2019	40	$1.24	to	$1.18	$48	—	0.00%	to	0.90%	14.00%		to	12.97%
2018	56	$1.09	to	$1.05	$59	—	0.00%	to	0.90%	(4.30%)		to	(5.16%)
VP Man Vol Gro, Cl 1
2022	422	$1.11	to	$1.11	$468	—	0.00%	to	0.00%	(19.22%)		to	(19.22%)
2021	312	$1.37	to	$1.37	$428	—	0.00%	to	0.00%	12.22%		to	12.22%
2020	31	$1.22	to	$1.22	$37	—	0.00%	to	0.00%	11.56%		to	11.56%
2019	8	$1.10	to	$1.10	$8	—	0.00%	to	0.00%	5.50	%(6)	to	5.50	%(6)
VP Man Vol Gro, Cl 2
2022	1,558	$1.30	to	$1.20	$1,976	—	0.00%	to	0.90%	(19.43%)		to	(20.15%)
2021	1,487	$1.61	to	$1.51	$2,346	—	0.00%	to	0.90%	11.89%		to	10.89%
2020	1,439	$1.44	to	$1.36	$2,035	—	0.00%	to	0.90%	11.30%		to	10.30%
2019	1,434	$1.30	to	$1.23	$1,827	—	0.00%	to	0.90%	18.26%		to	17.20%
2018	1,368	$1.10	to	$1.05	$1,478	—	0.00%	to	0.90%	(7.73%)		to	(8.56%)
VP Man Vol Mod Gro, Cl 1
2022	112	$1.08	to	$1.08	$121	—	0.00%	to	0.00%	(17.94%)		to	(17.94%)
2021	51	$1.32	to	$1.32	$67	—	0.00%	to	0.00%	9.02%		to	9.02%
2020	31	$1.21	to	$1.21	$38	—	0.00%	to	0.00%	10.62%		to	10.62%
2019	4	$1.09	to	$1.09	$5	—	0.00%	to	0.00%	4.93	%(6)	to	4.93	%(6)
VP Man Vol Mod Gro, Cl 2
2022	1,315	$1.26	to	$1.16	$1,604	—	0.00%	to	0.90%	(18.15%)		to	(18.89%)
2021	1,436	$1.53	to	$1.43	$2,147	—	0.00%	to	0.90%	8.70%		to	7.72%
2020	1,279	$1.41	to	$1.33	$1,765	—	0.00%	to	0.90%	10.37%		to	9.38%
2019	1,304	$1.28	to	$1.22	$1,635	—	0.00%	to	0.90%	16.17%		to	15.13%
2018	1,291	$1.10	to	$1.06	$1,397	—	0.00%	to	0.90%	(5.85%)		to	(6.70%)
VP Mod, Cl 1
2022	1,790	$1.13	to	$1.13	$2,021	—	0.00%	to	0.00%	(16.42%)		to	(16.42%)
2021	1,185	$1.35	to	$1.35	$1,602	—	0.00%	to	0.00%	9.31%		to	9.31%
2020	59	$1.24	to	$1.24	$73	—	0.00%	to	0.00%	13.12%		to	13.12%
2019	—	$1.09	to	$1.09	$0	—	0.00%	to	0.00%	4.75	%(6)	to	4.75	%(6)
VP Mod, Cl 2
2022	14,671	$1.56	to	$1.69	$24,482	—	0.00%	to	0.90%	(16.61%)		to	(17.35%)
2021	15,164	$1.87	to	$2.05	$30,374	—	0.00%	to	0.90%	9.00%		to	8.03%
2020	15,047	$1.72	to	$1.90	$28,331	—	0.00%	to	0.90%	12.86%		to	11.85%
2019	15,836	$1.52	to	$1.69	$26,566	—	0.00%	to	0.90%	16.13%		to	15.09%
2018	16,008	$1.31	to	$1.47	$23,208	—	0.00%	to	0.90%	(5.57%)		to	(6.42%)
VP Mod, Cl 4
2022	18,733	$1.05	to	$1.70	$31,437	—	0.20%	to	0.90%	5.51	%(9)	to	(17.33%)
2021	19,360	$1.70	to	$2.05	$39,217	—	0.30%	to	0.90%	8.72%		to	8.07%
2020	19,863	$1.56	to	$1.90	$37,194	—	0.30%	to	0.90%	12.45%		to	11.78%
2019	21,370	$1.39	to	$1.70	$35,568	—	0.30%	to	0.90%	15.83%		to	15.14%
2018	24,897	$1.20	to	$1.47	$35,675	—	0.30%	to	0.90%	(5.85%)		to	(6.42%)
VP Mod Aggr, Cl 1
2022	4,464	$1.17	to	$1.17	$5,223	—	0.00%	to	0.00%	(17.38%)		to	(17.38%)
2021	2,573	$1.42	to	$1.42	$3,644	—	0.00%	to	0.00%	12.61%		to	12.61%
2020	532	$1.26	to	$1.26	$669	—	0.00%	to	0.00%	14.26%		to	14.26%
2019	53	$1.10	to	$1.10	$59	—	0.00%	to	0.00%	5.74	%(6)	to	5.74	%(6)

172	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
VP Mod Aggr, Cl 2
2022	20,860	$1.74	to	$1.90	$37,869	—	0.00%	to	0.90%	(17.59%)		to	(18.33%)
2021	20,138	$2.11	to	$2.33	$44,693	—	0.00%	to	0.90%	12.31%		to	11.30%
2020	20,342	$1.88	to	$2.10	$40,777	—	0.00%	to	0.90%	14.03%		to	13.01%
2019	20,092	$1.65	to	$1.85	$35,918	—	0.00%	to	0.90%	18.71%		to	17.65%
2018	20,043	$1.39	to	$1.58	$30,499	—	0.00%	to	0.90%	(7.03%)		to	(7.87%)
VP Mod Aggr, Cl 4
2022	28,412	$1.06	to	$1.91	$53,424	—	0.20%	to	0.90%	6.74	%(9)	to	(18.30%)
2021	29,528	$1.86	to	$2.34	$67,643	—	0.30%	to	0.90%	12.00%		to	11.33%
2020	30,763	$1.66	to	$2.10	$62,979	—	0.30%	to	0.90%	13.67%		to	12.99%
2019	33,208	$1.46	to	$1.86	$59,867	—	0.30%	to	0.90%	18.39%		to	17.68%
2018	35,800	$1.24	to	$1.58	$54,778	—	0.30%	to	0.90%	(7.36%)		to	(7.91%)
VP Mod Conserv, Cl 1
2022	292	$1.07	to	$1.07	$314	—	0.00%	to	0.00%	(15.93%)		to	(15.93%)
2021	299	$1.28	to	$1.28	$383	—	0.00%	to	0.00%	5.99%		to	5.99%
2020	306	$1.21	to	$1.21	$369	—	0.00%	to	0.00%	11.28%		to	11.28%
2019	—	$1.08	to	$1.08	$0	—	0.00%	to	0.00%	3.93	%(6)	to	3.93	%(6)
VP Mod Conserv, Cl 2
2022	1,324	$1.38	to	$1.46	$2,002	—	0.00%	to	0.90%	(16.09%)		to	(16.84%)
2021	1,425	$1.64	to	$1.76	$2,570	—	0.00%	to	0.90%	5.74%		to	4.79%
2020	1,396	$1.56	to	$1.68	$2,378	—	0.00%	to	0.90%	11.00%		to	10.01%
2019	1,357	$1.40	to	$1.52	$2,077	—	0.00%	to	0.90%	13.51%		to	12.50%
2018	1,598	$1.23	to	$1.35	$2,168	—	0.00%	to	0.90%	(4.12%)		to	(4.99%)
VP Mod Conserv, Cl 4
2022	1,854	$1.04	to	$1.46	$2,712	—	0.20%	to	0.90%	4.54	%(9)	to	(16.85%)
2021	1,832	$1.54	to	$1.76	$3,213	—	0.30%	to	0.90%	5.47%		to	4.84%
2020	2,518	$1.46	to	$1.68	$4,184	—	0.30%	to	0.90%	10.65%		to	9.99%
2019	2,780	$1.32	to	$1.53	$4,290	—	0.30%	to	0.90%	13.15%		to	12.47%
2018	2,996	$1.16	to	$1.36	$4,112	—	0.30%	to	0.90%	(4.34%)		to	(4.92%)
VP Ptnrs Core Bond, Cl 1
2022	11	$1.00	to	$1.00	$11	1.67%	0.00%	to	0.00%	(13.29%)		to	(13.29%)
2021	5	$1.15	to	$1.15	$5	1.21%	0.00%	to	0.00%	(1.24%)		to	(1.24%)
2020	0	$1.16	to	$1.16	$1	2.37%	0.00%	to	0.00%	8.27%		to	8.27%
2019	0	$1.07	to	$1.07	$0	4.19%	0.00%	to	0.00%	2.47	%(6)	to	2.47	%(6)
VP Ptnrs Core Bond, Cl 2
2022	3	$1.08	to	$1.08	$4	1.38%	0.00%	to	0.00%	(13.60%)		to	(13.60%)
2021	3	$1.25	to	$1.25	$4	1.19%	0.00%	to	0.00%	(1.41%)		to	(1.41%)
2020	3	$1.27	to	$1.27	$3	2.22%	0.00%	to	0.00%	7.97%		to	7.97%
2019	4	$1.18	to	$1.18	$4	2.14%	0.00%	to	0.00%	8.39%		to	8.39%
2018	2	$1.09	to	$1.09	$3	2.29%	0.00%	to	0.00%	(0.35%)		to	(0.35%)
VP Ptnrs Core Eq, Cl 1
2022	1	$1.41	to	$1.41	$1	—	0.00%	to	0.00%	(17.33%)		to	(17.33%)
2021	1	$1.71	to	$1.71	$1	—	0.00%	to	0.00%	29.45%		to	29.45%
2020	0	$1.32	to	$1.32	$0	—	0.00%	to	0.00%	17.02%		to	17.02%
2019	—	$1.13	to	$1.13	$0	—	0.00%	to	0.00%	8.80	%(6)	to	8.80	%(6)
VP Ptnrs Core Eq, Cl 2
2022	0	$2.69	to	$2.69	$1	—	0.00%	to	0.00%	(17.55%)		to	(17.55%)
2021	0	$3.26	to	$3.26	$1	—	0.00%	to	0.00%	29.18%		to	29.18%
2020	0	$2.52	to	$2.52	$1	—	0.00%	to	0.00%	16.73%		to	16.73%
2019	0	$2.16	to	$2.16	$0	—	0.00%	to	0.00%	26.20%		to	26.20%
2018	0	$1.71	to	$1.71	$1	—	0.00%	to	0.00%	(8.20%)		to	(8.20%)

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	173

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
VP Ptnrs Core Eq, Cl 3
2022	102	$1.06	to	$2.24	$370	—	0.20%	to	0.90%	6.59	%(9)	to	(18.17%)
2021	130	$2.73	to	$2.74	$528	—	0.30%	to	0.90%	28.95%		to	28.18%
2020	140	$2.11	to	$2.14	$438	—	0.30%	to	0.90%	16.49%		to	15.80%
2019	132	$1.81	to	$1.85	$343	—	0.30%	to	0.90%	26.00%		to	25.25%
2018	171	$1.44	to	$1.48	$325	—	0.30%	to	0.90%	(8.36%)		to	(8.91%)
VP Ptnrs Intl Core Eq, Cl 1
2022	49	$1.10	to	$1.10	$54	1.50%	0.00%	to	0.00%	(19.51%)		to	(19.51%)
2021	14	$1.37	to	$1.37	$19	1.19%	0.00%	to	0.00%	13.55%		to	13.55%
2020	4	$1.21	to	$1.21	$5	0.01%	0.00%	to	0.00%	11.17%		to	11.17%
2019	—	$1.09	to	$1.09	$0	5.40%	0.00%	to	0.00%	5.22	%(6)	to	5.22	%(6)
VP Ptnrs Intl Core Eq, Cl 2
2022	20	$1.38	to	$1.38	$27	1.75%	0.00%	to	0.00%	(19.64%)		to	(19.64%)
2021	23	$1.72	to	$1.72	$40	1.81%	0.00%	to	0.00%	13.18%		to	13.18%
2020	27	$1.52	to	$1.52	$41	0.20%	0.00%	to	0.00%	10.96%		to	10.96%
2019	24	$1.37	to	$1.37	$32	2.48%	0.00%	to	0.00%	18.41%		to	18.41%
2018	18	$1.15	to	$1.15	$21	2.02%	0.00%	to	0.00%	(16.69%)		to	(16.69%)
VP Ptnrs Intl Gro, Cl 1
2022	107	$1.14	to	$1.14	$121	—	0.00%	to	0.00%	(26.69%)		to	(26.69%)
2021	79	$1.55	to	$1.55	$122	0.06%	0.00%	to	0.00%	10.63%		to	10.63%
2020	66	$1.41	to	$1.41	$92	0.00%	0.00%	to	0.00%	22.62%		to	22.62%
2019	0	$1.15	to	$1.15	$0	1.28%	0.00%	to	0.00%	9.35	%(6)	to	9.35	%(6)
VP Ptnrs Intl Gro, Cl 2
2022	124	$1.46	to	$1.46	$181	—	0.00%	to	0.00%	(26.87%)		to	(26.87%)
2021	134	$1.99	to	$1.99	$268	—	0.00%	to	0.00%	10.33%		to	10.33%
2020	119	$1.81	to	$1.81	$215	0.08%	0.00%	to	0.00%	22.30%		to	22.30%
2019	110	$1.48	to	$1.48	$163	0.89%	0.00%	to	0.00%	26.36%		to	26.36%
2018	88	$1.17	to	$1.17	$103	0.85%	0.00%	to	0.00%	(19.10%)		to	(19.10%)
VP Ptnrs Intl Val, Cl 1
2022	21	$1.00	to	$1.00	$21	1.96%	0.00%	to	0.00%	(11.46%)		to	(11.46%)
2021	9	$1.13	to	$1.13	$10	1.97%	0.00%	to	0.00%	11.80%		to	11.80%
2020	6	$1.01	to	$1.01	$6	0.70%	0.00%	to	0.00%	(3.82%)		to	(3.82%)
2019	2	$1.05	to	$1.05	$2	3.48%	0.00%	to	0.00%	4.88	%(6)	to	4.88	%(6)
VP Ptnrs Intl Val, Cl 2
2022	44	$1.28	to	$1.28	$56	2.19%	0.00%	to	0.00%	(11.75%)		to	(11.75%)
2021	62	$1.45	to	$1.45	$90	1.99%	0.00%	to	0.00%	11.64%		to	11.64%
2020	59	$1.30	to	$1.30	$76	0.80%	0.00%	to	0.00%	(4.14%)		to	(4.14%)
2019	53	$1.35	to	$1.35	$71	3.55%	0.00%	to	0.00%	13.20%		to	13.20%
2018	45	$1.19	to	$1.19	$54	2.73%	0.00%	to	0.00%	(17.48%)		to	(17.48%)
VP Ptnrs Sm Cap Gro, Cl 1
2022	39	$1.10	to	$1.10	$43	—	0.00%	to	0.00%	(28.97%)		to	(28.97%)
2021	4	$1.54	to	$1.54	$7	—	0.00%	to	0.00%	8.29%		to	8.29%
2020	1	$1.42	to	$1.42	$1	—	0.00%	to	0.00%	38.77%		to	38.77%
2019	—	$1.03	to	$1.03	$0	—	0.00%	to	0.00%	5.62	%(6)	to	5.62	%(6)
VP Ptnrs Sm Cap Gro, Cl 2
2022	12	$1.98	to	$1.98	$24	—	0.00%	to	0.00%	(29.13%)		to	(29.13%)
2021	12	$2.80	to	$2.80	$34	—	0.00%	to	0.00%	8.02%		to	8.02%
2020	24	$2.59	to	$2.59	$62	—	0.00%	to	0.00%	38.43%		to	38.43%
2019	16	$1.87	to	$1.87	$30	—	0.00%	to	0.00%	20.95%		to	20.95%
2018	6	$1.55	to	$1.55	$9	—	0.00%	to	0.00%	(4.88%)		to	(4.88%)
VP Ptnrs Sm Cap Val, Cl 1
2022	7	$1.14	to	$1.14	$8	—	0.00%	to	0.00%	(12.94%)		to	(12.94%)
2021	1	$1.31	to	$1.31	$1	—	0.00%	to	0.00%	24.01%		to	24.01%
2020	0	$1.06	to	$1.06	$0	—	0.00%	to	0.00%	4.27%		to	4.27%
2019	—	$1.02	to	$1.02	$0	—	0.00%	to	0.00%	6.96	%(6)	to	6.96	%(6)

174	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
VP Ptnrs Sm Cap Val, Cl 2
2022	3	$1.98	to	$1.98	$6	—	0.00%	to	0.00%	(13.16%)		to	(13.16%)
2021	3	$2.28	to	$2.28	$6	—	0.00%	to	0.00%	23.75%		to	23.75%
2020	3	$1.84	to	$1.84	$5	—	0.00%	to	0.00%	3.99%		to	3.99%
2019	2	$1.77	to	$1.77	$4	—	0.00%	to	0.00%	19.53%		to	19.53%
2018	2	$1.48	to	$1.48	$3	—	0.00%	to	0.00%	(13.72%)		to	(13.72%)
VP Ptnrs Sm Cap Val, Cl 3
2022	187	$1.08	to	$3.52	$605	—	0.20%	to	0.90%	8.27	%(9)	to	(13.84%)
2021	210	$1.76	to	$4.09	$785	—	0.30%	to	0.90%	23.52%		to	22.78%
2020	203	$1.42	to	$3.33	$610	—	0.30%	to	0.90%	3.80%		to	3.18%
2019	208	$1.37	to	$3.23	$606	—	0.30%	to	0.90%	19.30%		to	18.58%
2018	225	$1.15	to	$2.72	$555	—	0.30%	to	0.90%	(13.86%)		to	(14.38%)
VP US Flex Conserv Gro, Cl 1
2022	3	$1.05	to	$1.05	$4	—	0.00%	to	0.00%	(16.54%)		to	(16.54%)
2021	1	$1.26	to	$1.26	$1	—	0.00%	to	0.00%	7.76%		to	7.76%
2020	0	$1.17	to	$1.17	$0	—	0.00%	to	0.00%	6.18%		to	6.18%
2019	—	$1.10	to	$1.10	$0	—	0.00%	to	0.00%	4.90	%(6)	to	4.90	%(6)
VP US Flex Gro, Cl 1
2022	79	$1.11	to	$1.11	$88	—	0.00%	to	0.00%	(18.54%)		to	(18.54%)
2021	15	$1.36	to	$1.36	$20	—	0.00%	to	0.00%	15.76%		to	15.76%
2020	8	$1.18	to	$1.18	$9	—	0.00%	to	0.00%	5.07%		to	5.07%
2019	—	$1.12	to	$1.12	$0	—	0.00%	to	0.00%	6.85	%(6)	to	6.85	%(6)
VP US Flex Mod Gro, Cl 1
2022	5	$1.08	to	$1.08	$6	—	0.00%	to	0.00%	(17.36%)		to	(17.36%)
2021	5	$1.31	to	$1.31	$7	—	0.00%	to	0.00%	11.71%		to	11.71%
2020	8	$1.17	to	$1.17	$9	—	0.00%	to	0.00%	5.74%		to	5.74%
2019	—	$1.11	to	$1.11	$0	—	0.00%	to	0.00%	5.92	%(6)	to	5.92	%(6)
Wanger Acorn
2022	1,295	$1.01	to	$4.60	$4,899	—	0.20%	to	0.90%	2.29	%(9)	to	(34.06%)
2021	1,293	$2.64	to	$6.97	$7,460	0.76%	0.30%	to	0.90%	8.57%		to	7.92%
2020	1,354	$2.43	to	$6.46	$7,196	—	0.30%	to	0.90%	23.86%		to	23.12%
2019	1,499	$1.96	to	$5.25	$6,511	0.26%	0.30%	to	0.90%	30.71%		to	29.93%
2018	1,686	$1.50	to	$4.04	$5,574	0.09%	0.30%	to	0.90%	(1.76%)		to	(2.35%)
Wanger Intl
2022	1,707	$1.15	to	$2.93	$3,948	0.92%	0.20%	to	0.90%	15.79	%(9)	to	(34.44%)
2021	1,667	$1.98	to	$4.46	$5,916	0.55%	0.30%	to	0.90%	18.45%		to	17.74%
2020	1,719	$1.68	to	$3.79	$5,227	2.02%	0.30%	to	0.90%	14.02%		to	13.34%
2019	1,829	$1.47	to	$3.35	$4,881	0.81%	0.30%	to	0.90%	29.60%		to	28.83%
2018	1,983	$1.13	to	$2.60	$4,160	2.03%	0.30%	to	0.90%	(17.95%)		to	(18.44%)
WA Var Global Hi Yd Bond, Cl I
2022	16	$1.01	to	$1.01	$17	9.59%	0.00%	to	0.00%	(13.72%)		to	(13.72%)
2021	6	$1.17	to	$1.17	$8	8.92%	0.00%	to	0.00%	1.33%		to	1.33%
2020	0	$1.16	to	$1.16	$1	5.74%	0.00%	to	0.00%	7.32%		to	7.32%
2019	0	$1.08	to	$1.08	$0	16.70%	0.00%	to	0.00%	2.66	%(6)	to	2.66	%(6)
WA Var Global Hi Yd Bond, Cl II
2022	7	$1.21	to	$1.21	$8	5.98%	0.00%	to	0.00%	(13.87%)		to	(13.87%)
2021	7	$1.40	to	$1.40	$10	5.04%	0.00%	to	0.00%	1.04%		to	1.04%
2020	3	$1.39	to	$1.39	$5	4.14%	0.00%	to	0.00%	7.12%		to	7.12%
2019	3	$1.30	to	$1.30	$3	5.57%	0.00%	to	0.00%	14.01%		to	14.01%
2018	2	$1.14	to	$1.14	$2	5.69%	0.00%	to	0.00%	(4.16%)		to	(4.16%)

(1)	The accumulation unit values and total returns are presented as a range of values based on the life insurance policies with the lowest and highest expense ratios.
(2)

These amounts represent the dividends, excluding distributions of capital gains, received by the division from the underlying fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude variable account expenses that result in direct reductions in the unit values. The recognition of investment income by the division is affected by the timing of the declaration of dividends by the underlying fund in which the division invests. These ratios are annualized for periods less than one year.

RIVERSOURCE OF NEW YORK ACCOUNT 8 ∎	175

(3)

These ratios represent the annualized policy expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policy owner accounts through the redemption of units and expenses of the underlying fund are excluded.

(4)

These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period. Although the total return is presented as a range of values based on the subaccounts representing the lowest and highest expense ratios, some individual subaccount total returns are not within the ranges presented due to the introduction of new subaccounts during the year and other market factors.

(5)	New subaccount operations commenced on April 27, 2018.
(6)	New subaccount operations commenced on June 24, 2019.
(7)	New subaccount operations commenced on April 24, 2020.
(8)	New subaccount operations commenced on May 2, 2022.
(9)	New subaccount operations commenced on October 10, 2022.

176	∎ RIVERSOURCE OF NEW YORK ACCOUNT 8

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDER OF RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK:

Opinion

We have audited the accompanying financial statements of RiverSource Life Insurance Co. of New York (the “Company”), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, comprehensive income, shareholder’s equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with US GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/  PricewaterhouseCoopers LLP

Minneapolis, Minnesota

April 19, 2023

RiverSource Life Insurance Co. of New York

BALANCE SHEETS

(in thousands, except share amounts)

December 31,	2022	2021
Assets
Investments:
Available-for-Sale:
Fixed maturities, at fair value (amortized cost: 2022, $1,678,575; 2021, $1,710,400; allowance for credit losses: 2022, $572; 2021, nil)	$1,528,743	$1,840,154
Mortgage loans, at amortized cost (allowance for credit losses: 2022, $965; 2021, $859)	157,068	155,720
Policy loans	50,791	52,068
Other investments	547	512
Total investments	1,737,149	2,048,454
Cash and cash equivalents	204,760	370,237
Reinsurance recoverables (allowance for credit losses: 2022, $3,500; 2021, $5,400)	189,465	184,971
Receivables	8,569	13,830
Accrued investment income	14,722	13,440
Deferred acquisition costs	214,324	175,258
Other assets	198,981	406,002
Separate account assets	4,230,890	5,432,261
Total assets	$6,798,860	$8,644,453

Liabilities and Shareholder’s Equity
Liabilities:
Policyholder account balances, future policy benefits and claims	$1,997,633	$2,106,471
Other liabilities	182,723	526,623
Separate account liabilities	4,230,890	5,432,261
Total liabilities	6,411,246	8,065,355
Shareholder’s Equity:
Common stock, $10 par value; 200,000 shares authorized, issued and outstanding	2,000	2,000
Additional paid-in capital	106,926	106,926
Retained earnings	386,646	420,377
Accumulated other comprehensive income (loss), net of tax	(107,958)	49,795
Total shareholder’s equity	387,614	579,098
Total liabilities and shareholder’s equity	$6,798,860	$8,644,453

See Notes to Financial Statements.

RiverSource Life Insurance Co. of New York

STATEMENTS OF INCOME

(in thousands)

Years Ended December 31,	2022	2021	2020
Revenues
Premiums	$16,693	$15,416	$17,699
Net investment income	72,209	65,369	70,451
Policy and contract charges	125,459	139,659	123,702
Other revenues	23,617	27,360	24,526
Net realized investment gains (losses)	(3,452)	11,580	(346)
Total revenues	234,526	259,384	236,032

Benefits and Expenses
Benefits, claims, losses and settlement expenses	107,180	84,589	83,691
Interest credited to fixed accounts	51,588	47,165	49,171
Amortization of deferred acquisition costs	8,919	6,296	18,276
Other insurance and operating expenses	34,217	35,838	35,551
Total benefits and expenses	201,904	173,888	186,689
Pretax income (loss)	32,622	85,496	49,343
Income tax provision (benefit)	3,353	15,392	7,671
Net income	$29,269	$70,104	$41,672

See Notes to Financial Statements.

STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

Years Ended December 31,	2022	2021	2020

Net income	$29,269	$70,104	$41,672
Other comprehensive income (loss), net of tax:
Net unrealized gains (losses) on securities	(157,753)	(40,322)	33,941
Total other comprehensive income (loss), net of tax	(157,753)	(40,322)	33,941
Total comprehensive income (loss)	$(128,484)	$29,782	$75,613

See Notes to Financial Statements.

RiverSource Life Insurance Co. of New York

STATEMENTS OF SHAREHOLDER’S EQUITY

(in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balances at January 1, 2020	$2,000	$106,926	$311,430	$56,176	$476,532
Cumulative effect of adoption of current expected credit losses guidance	—	—	(2,829)	—	(2,829)
Net income	—	—	41,672	—	41,672
Other comprehensive income (loss), net of tax	—	—	—	33,941	33,941
Balances at December 31, 2020	2,000	106,926	350,273	90,117	549,316
Net income	—	—	70,104	—	70,104
Other comprehensive income (loss), net of tax	—	—	—	(40,322)	(40,322)
Balances at December 31, 2021	2,000	106,926	420,377	49,795	579,098
Net income	—	—	29,269	—	29,269
Other comprehensive income (loss), net of tax	—	—	—	(157,753)	(157,753)
Cash dividend to RiverSource Life Insurance Company	—	—	(63,000)	—	(63,000)
Balances at December 31, 2022	$2,000	$106,926	$386,646	$(107,958)	$387,614

See Notes to Financial Statements.

RiverSource Life Insurance Co. of New York

STATEMENTS OF CASH FLOWS

(in thousands)

Years Ended December 31,	2022	2021	2020
Cash Flows from Operating Activities
Net income	$29,269	$70,104	$41,672
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation, amortization and accretion, net	2,971	2,903	1,575
Deferred income tax (benefit) expense	(8,701)	(7,895)	(10,626)
Contractholder and policyholder charges, non-cash	(27,193)	(26,825)	(26,308)
(Gain) Loss from equity method investments	96	(44)	(53)
Net realized investment (gains) losses	1,918	(11,901)	(1,350)
Impairments and provision for loan losses	1,534	321	1,696
Change in operating assets and liabilities:
Deferred acquisition costs	(1,128)	(8,743)	3,739
Policyholder account balances, future policy benefits and claims, net	(23,755)	(41,807)	115,496
Derivatives, net of collateral	(136,006)	93,328	(34,858)
Reinsurance recoverables	(6,624)	(265)	(8,659)
Receivables	5,261	(5,580)	(237)
Accrued investment income	(1,282)	213	(593)
Current income tax, net	3,339	(19,210)	19,086
Other, net	3,279	10,712	3,676
Net cash provided by (used in) operating activities	(157,022)	55,311	104,256

Cash Flows from Investing Activities
Available-for-Sale securities:
Proceeds from sales	152,436	15,898	6,109
Maturities, sinking fund payments and calls	229,741	322,473	208,944
Purchases	(356,097)	(361,731)	(329,029)
Proceeds from maturities and repayments of mortgage loans	12,845	18,041	18,508
Funding of mortgage loans	(14,299)	(5,700)	(23,585)
Proceeds from sales of other investments	—	47	3
Purchase of other investments	(131)	(9)	(9)
Change in policy loans, net	1,277	(3,356)	621
Net cash provided by (used in) investing activities	25,772	(14,337)	(118,438)

Cash Flows from Financing Activities
Policyholder account balances:
Deposits and other additions	92,918	119,937	121,283
Net transfers from (to) separate accounts	(3,275)	(13,581)	(239)
Surrenders and other benefits	(90,640)	(91,215)	(86,335)
Proceeds from line of credit with Ameriprise Financial, Inc.	—	5,800	6,000
Payments on line of credit with Ameriprise Financial, Inc.	—	(5,800)	(6,000)
Cash received for purchased options with deferred premiums	30,753	53,361	—
Cash paid for purchased options with deferred premiums	(983)	(1,248)	(7,638)
Cash dividends to RiverSource Life Insurance Company	(63,000)	—	—
Net cash provided by (used in) financing activities	(34,227)	67,254	27,071
Net increase (decrease) in cash and cash equivalents	(165,477)	108,228	12,889
Cash and cash equivalents at beginning of period	370,237	262,009	249,120
Cash and cash equivalents at end of period	$204,760	$370,237	$262,009
Supplemental Disclosures:
Income taxes paid (received), net	$10,115	$42,497	$(790)

See Notes to Financial Statements.

RiverSource Life Insurance Co. of New York

NOTES TO FINANCIAL STATEMENTS

1.  NATURE OF BUSINESS AND BASIS OF PRESENTATION

RiverSource Life Insurance Co. of New York (the “Company”) is a stock life insurance company which is domiciled and holds a Certificate of Authority in the State of New York. The Company is a wholly owned subsidiary of RiverSource Life Insurance Company (“RiverSource Life”), which is domiciled in Minnesota. RiverSource Life is a wholly owned subsidiary of Ameriprise Financial, Inc. (“Ameriprise Financial”). The Company issues insurance and annuity products to customers in the State of New York.

During 2022, the Company identified an error related to the shadow unearned revenue liability balance associated with universal life insurance products. The Company evaluated the error and determined that the impact was not material to the Company’s results for any period, but for comparability, the Company revised the prior period financial statements and related disclosures impacted. A summary of the revision to the Company’s previously reported financial statements is presented in Note 20.

The accompanying financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) which vary in certain respects from reporting practices prescribed or permitted by the New York State Department of Financial Services (“New York Department”) (the Company’s primary regulator) as described in Note 14.

The Company evaluated events or transactions that may have occurred after the balance sheet date for potential recognition or disclosure through April 19, 2023, the date the financial statements were issued. No subsequent events or transactions requiring recognition or disclosure were identified.

The Company’s principal products are variable annuities, universal life (“UL”) insurance, including indexed universal life (“IUL”) and variable universal life (“VUL”) insurance, which are issued primarily to individuals. Waiver of premium and accidental death benefit riders are generally available with UL products, in addition to other benefit riders. Variable annuity contract purchasers can choose to add optional benefit riders to their contracts, such as guaranteed minimum death benefit (“GMDB”), guaranteed minimum withdrawal benefit (“GMWB”) and guaranteed minimum accumulation benefit (“GMAB”) riders. The Company discontinued most new sales of its variable annuities with living benefit guarantees by the end of 2021 and new sales were completely discontinued as of mid-2022. As the Company continues to optimize its risk profile and shift its business mix to lower risk offerings, it has discontinued new sales of its UL insurance with secondary guarantees. The Company also offers immediate annuities, traditional life insurance and disability income (“DI”) insurance. In 2020, the Company discontinued sales of fixed deferred annuities.

The Company’s business is sold through the advisor network of Ameriprise Financial Services, LLC (“AFS”), a subsidiary of Ameriprise Financial. RiverSource Distributors, Inc., a subsidiary of Ameriprise Financial, serves as the principal underwriter and distributor of variable annuity and life insurance products issued by the Company.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Amounts Based on Estimates and Assumptions

Accounting estimates are an integral part of the financial statements. In part, they are based upon assumptions concerning future events. Among the more significant are those that relate to investment securities valuation and the recognition of credit losses or impairments, deferred acquisition costs (“DAC”) and the corresponding recognition of DAC amortization, valuation of derivative instruments, future policy benefits and claims reserves and income tax provision and the recognition of deferred tax assets and liabilities. These accounting estimates reflect the best judgment of management and actual results could differ.

Investments

Available-for-Sale Securities

Available-for-Sale securities are carried at fair value with unrealized gains (losses) recorded in accumulated other comprehensive income (“AOCI”), net of impacts to DAC, deferred sales inducement costs (“DSIC”), unearned revenue, benefit reserves, reinsurance recoverables and income taxes. Gains and losses are recognized on a trade date basis in the Statements of Income upon disposition of the securities.

Available-for-Sale securities are impaired when the fair value of an investment is less than its amortized cost. When an Available-for-Sale security is impaired, the Company first assesses whether or not: (i) it has the intent to sell the security (i.e., made a decision to sell) or (ii) it is more likely than not that the Company will be required to sell the security before its anticipated recovery. If either of these conditions exist, the Company recognizes an impairment by reducing the book value of the security for the difference between the investment’s amortized cost and its fair value with a corresponding charge to earnings. Subsequent increases in the fair value of Available-for-Sale securities that occur in periods after a write-down has occurred are recorded as unrealized gains in other comprehensive income (“OCI”), while subsequent decreases in fair value would continue to be recorded as reductions of book value with a charge to earnings.

For securities that do not meet the above criteria, the Company determines whether the decrease in fair value is due to a credit loss or due to other factors. The amount of impairment due to credit-related factors, if any, is recognized as an allowance for

RiverSource Life Insurance Co. of New York

credit losses with a related charge to net realized investment gains (losses). The allowance for credit losses is limited to the amount by which the security’s amortized cost basis exceeds its fair value. The amount of the impairment related to other factors is recognized in OCI.

Factors the Company considers in determining whether declines in the fair value of fixed maturity securities are due to credit-related factors include: (i) the extent to which the market value is below amortized cost; (ii) fundamental analysis of the liquidity, business prospects and overall financial condition of the issuer; and (iii) market events that could impact credit ratings, economic and business climate, litigation and government actions, and similar external business factors.

If through subsequent evaluation there is a sustained increase in cash flows expected, both the allowance and related charge to earnings may be reversed to reflect the increase in expected principal and interest payments.

In order to determine the amount of the credit loss component for corporate debt securities, a best estimate of the present value of cash flows expected to be collected discounted at the security’s effective interest rate is compared to the amortized cost basis of the security. The significant inputs to cash flow projections consider potential debt restructuring terms, projected cash flows available to pay creditors and the Company’s position in the debtor’s overall capital structure. When assessing potential credit-related impairments for structured investments (e.g., residential mortgage backed securities, commercial mortgage backed securities and asset backed securities), the Company also considers credit-related factors such as overall deal structure and its position within the structure, quality of underlying collateral, delinquencies and defaults, loss severities, recoveries, prepayments and cumulative loss projections.

Management has elected to exclude accrued interest in its measurement of the allowance for credit losses for Available-for-Sale securities. Accrued interest on Available-for-Sale securities is recorded as earned in Accrued investment income. Available-for-Sale securities are generally placed on nonaccrual status when the accrued balance becomes 90 days past due or earlier based on management’s evaluation of the facts and circumstances of each security under review. All previously accrued interest is reversed through Net investment income.

Financing Receivables

Financing receivables are comprised of mortgage loans and policy loans.

Mortgage Loans

Mortgage loans are loans on commercial properties that are originated by the Company and are recorded at amortized cost less the allowance for loan losses.

Interest income is accrued as earned on the unpaid principal balances of the loans. Interest income recognized on mortgage loans is recorded in Net investment income.

Policy Loans

Policy loans do not exceed the cash surrender value at origination. As there is minimal risk of loss related to policy loans, there is no allowance for credit losses.

Interest income is accrued as earned on the unpaid principal balances of the loans. Interest income recognized on policy loans is recorded in Net investment income.

Allowance for Credit Losses

The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected over the asset’s expected life, considering past events, current conditions and reasonable and supportable forecasts of future economic conditions. Estimates of expected credit losses consider both historical charge-off and recovery experience as well as current economic conditions and management’s expectation of future charge-off and recovery levels. Expected losses related to risks other than credit risk are excluded from the allowance for credit losses. The allowance for credit losses is measured and recorded upon initial recognition of the loan, regardless of whether it is originated or purchased.

The allowance for credit losses for mortgage loans utilizes a probability of default and loss severity approach to estimate lifetime expected credit losses. Actual historical default and loss severity data is adjusted for current conditions and reasonable and supportable forecasts of future economic conditions to develop the probability of default and loss severity assumptions that are applied to the amortized cost basis of the loans over the expected life of each portfolio. The allowance for credit losses on mortgage loans is recorded through provisions charged to Net realized investment gains (losses) and is reduced/increased by net charge-offs/recoveries.

Management determines the adequacy of the allowance for credit losses based on the overall loan portfolio composition, recent and historical loss experience, and other pertinent factors, including when applicable, internal risk ratings, loan-to-value (“LTV”) ratios and occupancy rates, along with reasonable and supportable forecasts of economic and market conditions. This evaluation is inherently subjective as it requires estimates, which may be susceptible to significant change. While the Company may

RiverSource Life Insurance Co. of New York

attribute portions of the allowance to specific loan pools as part of the allowance estimation process, the entire allowance is available to absorb losses expected over the life of the loan portfolio.

Nonaccrual Loans

Mortgage loans are placed on nonaccrual status when either the collection of interest or principal has become 90 days past due or is otherwise considered doubtful of collection. When a loan is placed on nonaccrual status, unpaid accrued interest is reversed. Interest payments received on loans on nonaccrual status are generally applied to principal unless the remaining principal balance has been determined to be fully collectible. Management has elected to exclude accrued interest in its measurement of the allowance for credit losses for mortgage loans.

Restructured Loans

A loan is classified as a restructured loan when the Company makes certain concessionary modifications to contractual terms for borrowers experiencing financial difficulties. When the interest rate, minimum payments, and/or due dates have been modified in an attempt to make the loan more affordable to a borrower experiencing financial difficulties, the modification is considered a troubled debt restructuring (“TDR”). Modifications to loan terms do not automatically result in TDRs. Generally, performance prior to the restructuring or significant events that coincide with the restructuring are considered in assessing whether the borrower can meet the new terms which may result in the loan being returned to accrual status at the time of the restructuring or after a performance period. If the borrower’s ability to meet the revised payment schedule is not reasonably assured, the loan remains on nonaccrual status.

Charge-off and Foreclosure

Charge-offs are recorded when the Company concludes that all or a portion of the mortgage loan is uncollectible. Factors used by the Company to determine whether all amounts due on mortgage loans will be collected, include but are not limited to, the financial condition of the borrower, performance of the underlying properties, collateral and/or guarantees on the loan, and the borrower’s estimated future ability to pay based on property type and geographic location.

If it is determined that foreclosure on a mortgage loan is probable and the fair value is less than the current loan balance, expected credit losses are measured as the difference between the amortized cost basis of the asset and fair value less estimated costs to sell, if applicable. Upon foreclosure, the mortgage loan and related allowance are reversed, and the foreclosed property is recorded as real estate owned within Other assets.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments with original or remaining maturities at the time of purchase of 90 days or less.

Reinsurance

The Company cedes insurance risk to other insurers under reinsurance agreements.

Reinsurance premiums paid and benefits received are accounted for consistently with the basis used in accounting for the policies from which risk is reinsured and consistently with the terms of the reinsurance contracts. Reinsurance premiums for traditional life, long term care (“LTC”) and DI, net of the change in any prepaid reinsurance asset, are reported as a reduction of Premiums. UL and VUL reinsurance premiums are reported as a reduction of Policy and contract charges. In addition, for UL and VUL insurance policies, the net cost of reinsurance ceded, which represents the discounted amount of the expected cash flows between the reinsurer and the Company, is classified as an asset and amortized over the estimated life of the policies in proportion to the estimated gross profits (“EGPs”) and is subject to retrospective adjustment in a manner similar to retrospective adjustment of DAC. The assumptions used to project the expected cash flows are consistent with those used for DAC valuation for the same contracts. Changes in the net cost of reinsurance are reflected as a component of Policy and contract charges. Reinsurance recoveries are reported as components of Benefits, claims, losses and settlement expenses.

Insurance liabilities are reported before the effects of reinsurance. Policyholder account balances, future policy benefits and claims recoverable under reinsurance contracts are recorded within Reinsurance recoverables, net of the allowance for credit losses. The Company evaluates the financial condition of its reinsurers prior to entering into new reinsurance contracts and on a periodic basis during the contract term. The allowance for credit losses related to reinsurance recoverable is based on applying observable industry data including insurer ratings, default and loss severity data to the Company’s reinsurance recoverable balances. Management evaluates the results of the calculation and considers differences between the industry data and the Company’s data. Such differences include the fact that the Company has no actual history of losses and the fact that industry data may contain non-life insurers. This evaluation is inherently subjective as it requires estimates, which may be susceptible to significant change given the long-term nature of these receivables. The allowance for credit losses on reinsurance recoverable is recorded through provisions charged to Benefits, claims, losses and settlement expenses.

The Company also assumes life insurance and fixed annuity risk from other insurers in limited circumstances. Reinsurance premiums received and benefits paid are accounted for consistently with the basis used in accounting for the policies from which

RiverSource Life Insurance Co. of New York

risk is reinsured and consistently with the terms of the reinsurance contracts. Liabilities for assumed business are recorded within Policyholder account balances, future policy benefits and claims.

See Note 9 for additional information on reinsurance.

Derivative Instruments and Hedging Activities

Freestanding derivative instruments are recorded at fair value and are reflected in Other assets or Other liabilities. The Company’s policy is to not offset fair value amounts recognized for derivatives and collateral arrangements executed with the same counterparty under the same master netting arrangement. The accounting for changes in the fair value of a derivative instrument depends on its intended use and the resulting hedge designation, if any. The Company primarily uses derivatives as economic hedges that are not designated as accounting hedges or do not qualify for hedge accounting treatment.

Derivative instruments that are entered into for hedging purposes are designated as such at the time the Company enters into the contract. For all derivative instruments that are designated for hedging activities, the Company documents all of the hedging relationships between the hedge instruments and the hedged items at the inception of the relationships. Management also documents its risk management objectives and strategies for entering into the hedge transactions. The Company assesses, at inception and on a quarterly basis, whether derivatives designated as hedges are highly effective in offsetting the fair value or cash flows of hedged items. If it is determined that a derivative is no longer highly effective as a hedge, the Company will discontinue the application of hedge accounting.

For derivative instruments that do not qualify for hedge accounting or are not designated as accounting hedges, changes in fair value are recognized in current period earnings. Changes in fair value of derivatives are presented in the Statements of Income based on the nature and use of the instrument. Changes in fair value of derivatives used as economic hedges are presented in the Statements of Income with the corresponding change in the hedged asset or liability.

The equity component of IUL obligations is considered an embedded derivative. Additionally, certain annuities contain GMAB and GMWB provisions. The GMAB and the non-life contingent benefits associated with GMWB provisions are also considered embedded derivatives.

See Note 12 for information regarding the Company’s fair value measurement of derivative instruments and Note 16 for the impact of derivatives on the Statements of Income.

Deferred Acquisition Costs

The Company incurs costs in connection with acquiring new and renewal insurance and annuity businesses. The portion of these costs which are incremental and direct to the acquisition of a new or renewal insurance policy or annuity contract are deferred. Significant costs capitalized include sales based compensation related to the acquisition of new and renewal insurance policies and annuity contracts, medical inspection costs for successful sales, and a portion of employee compensation and benefit costs based upon the amount of time spent on successful sales. Sales based compensation paid to AFS advisors and employees and third-party distributors is capitalized. Employee compensation and benefits costs which are capitalized relate primarily to sales efforts, underwriting and processing. All other costs which are not incremental direct costs of acquiring an insurance policy or annuity contract are expensed as incurred. The DAC associated with insurance policies or annuity contracts that are significantly modified or internally replaced with another contract are accounted for as contract terminations. These transactions are anticipated in establishing amortization periods and other valuation assumptions.

The Company monitors other DAC amortization assumptions, such as persistency, mortality, morbidity, interest margin, variable annuity benefit utilization and maintenance expense levels each quarter and, when assessed independently, each could impact the Company’s DAC balances.

The analysis of DAC balances and the corresponding amortization is a dynamic process that considers all relevant factors and assumptions described previously. Unless the Company’s management identifies a significant deviation over the course of the quarterly monitoring, management reviews and updates these DAC amortization assumptions annually in the third quarter of each year.

Non-Traditional Long-Duration Products

For non-traditional long-duration products (including variable and fixed deferred annuity contracts, UL and VUL insurance products), DAC are amortized based on projections of EGPs over amortization periods equal to the approximate life of the business.

EGPs vary based on persistency rates (assumptions at which contractholders and policyholders are expected to surrender, make withdrawals from and make deposits to their contracts), mortality levels, client asset value growth rates (based on equity and bond market performance), variable annuity benefit utilization and interest margins (the spread between earned rates on invested assets and rates credited to contractholder and policyholder accounts) and are management’s best estimates. Management regularly monitors financial market conditions and actual contractholder and policyholder behavior experience and compares them to its assumptions. These assumptions are updated whenever it appears that earlier estimates should be revised. When

RiverSource Life Insurance Co. of New York

assumptions are changed, the percentage of EGPs used to amortize DAC might also change. A change in the required amortization percentage is applied retrospectively; an increase in amortization percentage will result in a decrease in the DAC balance and an increase in DAC amortization expense, while a decrease in amortization percentage will result in an increase in the DAC balance and a decrease in DAC amortization expense. The impact on results of operations of changing assumptions can be either positive or negative in any particular period and is reflected in the period in which such changes are made. At each balance sheet date, the DAC balance is adjusted for the effect that would result from the realization of unrealized gains (losses) on securities impacting EGPs, with the related change recognized through AOCI.

The client asset value growth rates are the rates at which variable annuity and VUL insurance contract values invested in separate accounts are assumed to appreciate in the future. The rates used vary by equity and fixed income investments. Management reviews and, where appropriate, adjusts its assumptions with respect to client asset value growth rates on a regular basis. The Company typically uses a five-year mean reversion process as a guideline in setting near-term equity fund growth rates based on a long-term view of financial market performance as well as recent actual performance. The suggested near-term equity fund growth rate is reviewed quarterly to ensure consistency with management’s assessment of anticipated equity market performance. DAC amortization expense recorded in a period when client asset value growth rates exceed management’s near-term estimate will typically be less than in a period when growth rates fall short of management’s near-term estimate.

Traditional Long-Duration Products

For traditional long-duration products (including traditional life and DI insurance products), DAC are generally amortized as a percentage of premiums over amortization periods equal to the premium paying period. The assumptions made in calculating the DAC balance and DAC amortization expense are consistent with those used in determining the liabilities.

For traditional life and DI insurance products, the assumptions provide for adverse deviations in experience and are revised only if management concludes experience will be so adverse that DAC are not recoverable. If management concludes that DAC are not recoverable, DAC are reduced to the amount that is recoverable based on best estimate assumptions and there is a corresponding expense recorded in the Statements of Income.

Deferred Sales Inducement Costs

Sales inducement costs consist of bonus interest credits and premium credits added to certain annuity contract and insurance policy values. These benefits are capitalized to the extent they are incremental to amounts that would be credited on similar contracts without the applicable feature. The amounts capitalized are amortized using the same methodology and assumptions used to amortize DAC. DSIC is recorded in Other assets and amortization of DSIC is recorded in Benefits, claims, losses and settlement expenses.

Separate Account Assets and Liabilities

Separate account assets represent funds held for the benefit of and Separate account liabilities represent the obligation to the variable annuity contractholders and variable life insurance policyholders who have a contractual right to receive the benefits of their contract or policy and bear the related investment risk. Gains and losses on separate account assets accrue directly to the contractholder or policyholder and are not reported in the Company’s Statements of Income. Separate account assets are recorded at fair value and Separate account liabilities are equal to the assets recognized.

Policyholder Account Balances, Future Policy Benefits and Claims

The Company establishes reserves to cover the benefits associated with non-traditional and traditional long-duration products. Non-traditional long-duration products include variable annuity contracts, fixed annuity contracts and UL and VUL policies. Traditional long-duration products include term life, whole life, DI and LTC insurance products.

Guarantees accounted for as insurance liabilities include GMDB, guaranteed minimum income benefit (“GMIB”) and the life contingent benefits associated with GMWB. In addition, UL and VUL policies with product features that result in profits followed by losses are accounted for as insurance liabilities.

Guarantees accounted for as embedded derivatives include GMAB and the non-life contingent benefits associated with GMWB. In addition, the portion of indexed annuities and IUL policies allocated to the indexed account is accounted for as an embedded derivative.

Changes in future policy benefits and claims are reflected in earnings in the period adjustments are made. Where applicable, benefit amounts expected to be recoverable from reinsurance companies who share in the risk are separately recorded as Reinsurance recoverables.

Non-Traditional Long-Duration Products

The liabilities for non-traditional long-duration products include fixed account values on variable and fixed annuities and UL and VUL policies, liabilities for guaranteed benefits associated with variable annuities and embedded derivatives for variable annuities and IUL products.

RiverSource Life Insurance Co. of New York

Liabilities for fixed account values on variable and fixed deferred annuities and UL and VUL policies are equal to accumulation values, which are the cumulative gross deposits and credited interest less withdrawals and various charges.

A portion of the Company’s UL and VUL policies have product features that result in profits followed by losses from the insurance component of the contract. These profits followed by losses can be generated by the cost structure of the product or secondary guarantees in the contract. The secondary guarantee ensures that, subject to specified conditions, the policy will not terminate and will continue to provide a death benefit even if there is insufficient policy value to cover the monthly deductions and charges. The liability for these future losses is determined by estimating the death benefits in excess of account value and recognizing the excess over the estimated life based on expected assessments (e.g., cost of insurance charges, contractual administrative charges, similar fees and investment margin). See Note 11 for information regarding the liability for contracts with secondary guarantees.

Liabilities for IUL products are equal to the accumulation of host contract values covering guaranteed benefits and the fair value of embedded equity options.

The GMDB liability is determined by estimating the expected value of death benefits in excess of the projected contract accumulation value and recognizing the excess over the estimated life based on expected assessments (e.g., mortality and expense fees, contractual administrative charges and similar fees).

If elected by the contract owner and after a stipulated waiting period from contract issuance, a GMIB guarantees a minimum lifetime annuity based on a specified rate of contract accumulation value growth and predetermined annuity purchase rates. The GMIB liability is determined each period by estimating the expected value of annuitization benefits in excess of the projected contract accumulation value at the date of annuitization and recognizing the excess over the estimated life based on expected assessments.

The liability for the life contingent benefits associated with GMWB provisions is determined by estimating the expected value of benefits that are contingent upon survival after the account value is equal to zero and recognizing the benefits over the estimated life based on expected assessments (e.g., mortality and expense fees, contractual administrative charges and similar fees).

In determining the liabilities for GMDB, GMIB and the life contingent benefits associated with GMWB, the Company projects these benefits and contract assessments using actuarial models to simulate various equity market scenarios. Significant assumptions made in projecting future benefits and assessments relate to customer asset value growth rates, mortality, persistency, benefit utilization and investment margins and are consistent with those used for DAC valuation for the same contracts. As with DAC, unless the Company’s management identifies a significant deviation over the course of quarterly monitoring, management reviews and updates these assumptions annually in the third quarter of each year.

See Note 11 for information regarding variable annuity guarantees.

Liabilities for fixed annuities in a benefit or payout status utilize assumptions established as of the date the payout phase is initiated. The liabilities are the present value of future estimated payments reduced for mortality (which is based on industry mortality tables with modifications based on the Company’s experience) and discounted with interest rates.

Embedded Derivatives

The fair value of embedded derivatives related to GMAB and the non-life contingent benefits associated with GMWB provisions fluctuate based on equity, interest rate and credit markets and the estimate of the Company’s nonperformance risk, which can cause these embedded derivatives to be either an asset or a liability. The fair value of embedded derivatives related to IUL fluctuate based on equity markets and interest rates and the estimate of the Company’s nonperformance risk and is a liability. See Note 12 for information regarding the fair value measurement of embedded derivatives.

Traditional Long-Duration Products

The liabilities for traditional long-duration products include liabilities for unpaid amounts on reported claims, estimates of benefits payable on claims incurred but not yet reported and estimates of benefits that will become payable on term life, whole life, DI and LTC policies as claims are incurred in the future.

Liabilities for unpaid amounts on reported life insurance claims are equal to the death benefits payable under the policies.

Liabilities for unpaid amounts on reported DI and LTC claims include any periodic or other benefit amounts due and accrued, along with estimates of the present value of obligations for continuing benefit payments. These unpaid amounts are calculated using anticipated claim continuance rates based on established industry tables, adjusted as appropriate for the Company’s experience. The discount rates used to calculate present values are based on average interest rates earned on assets supporting the liability for unpaid amounts.

Liabilities for estimated benefits payable on claims that have been incurred but not yet reported are based on periodic analysis of the actual time lag between when a claim occurs and when it is reported.

Liabilities for estimates of benefits that will become payable on future claims on term life, whole life and DI insurance policies are based on the net level premium and LTC policies are based on a gross premium valuation reflecting management’s current

RiverSource Life Insurance Co. of New York

best estimate assumptions. Net level premium includes anticipated premium payments, mortality and morbidity rates, policy persistency and interest rates earned on assets supporting the liability. Gross premium valuation includes expected premium rate increases, benefit reductions, morbidity rates, policy persistency and interest rates earned on assets supporting the liability. Anticipated mortality and morbidity rates are based on established industry mortality and morbidity tables, with modifications based on the Company’s experience. Anticipated premium payments and persistency rates vary by policy form, issue age, policy duration and certain other pricing factors.

For term life, whole life, DI and LTC policies, the Company utilizes best estimate assumptions as of the date the policy is issued with provisions for the risk of adverse deviation, as appropriate. After the liabilities are initially established, management performs premium deficiency tests using current best estimate assumptions without provisions for adverse deviation annually in the third quarter of each year unless management identifies a material deviation over the course of quarterly monitoring. If the liabilities determined based on these best estimate assumptions are greater than the net reserves (i.e., GAAP reserves net of any DAC balance), the existing net reserves are adjusted by first reducing the DAC balance by the amount of the deficiency or to zero through a charge to current period earnings. If the deficiency is more than the DAC balance, then the net reserves are increased by the excess through a charge to current period earnings. If a premium deficiency is recognized, the assumptions as of the date of the loss recognition are locked in and used in subsequent periods. The assumptions for LTC insurance products are management’s best estimate as of the date of loss recognition and thus no longer provide for adverse deviations in experience.

See Note 10 for information regarding the liabilities for traditional long-duration products.

Unearned Revenue Liability

The Company’s UL and VUL policies require payment of fees or other policyholder assessments in advance for services to be provided in future periods. These charges are deferred as unearned revenue and amortized using EGPs, similar to DAC. The unearned revenue liability is recorded in Other liabilities and the amortization is recorded in Policy and contract charges.

Income Taxes

The Company qualifies as a life insurance company for federal income tax purposes. As such, the Company is subject to the Internal Revenue Code provisions applicable to life insurance companies.

The Company’s taxable income is included in the consolidated federal income tax return of Ameriprise Financial. The Company provides for income taxes on a separate return basis, except that, under an agreement between Ameriprise Financial and the Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of Ameriprise Financial that it will reimburse its subsidiaries for any tax benefits recorded.

The Company’s provision for income taxes represents the net amount of income taxes that the Company expects to pay or to receive from various taxing jurisdictions in connection with its operations. The Company provides for income taxes based on amounts that the Company believes it will ultimately owe taking into account the recognition and measurement for uncertain tax positions. Inherent in the provision for income taxes are estimates and judgments regarding the tax treatment of certain items.

In connection with the provision for income taxes, the financial statements reflect certain amounts related to deferred tax assets and liabilities, which result from temporary differences between the assets and liabilities measured for financial statement purposes versus the assets and liabilities measured for tax return purposes.

The Company is required to establish a valuation allowance for any portion of its deferred tax assets that management believes will not be realized. Significant judgment is required in determining if a valuation allowance should be established and the amount of such allowance if required. Factors used in making this determination include estimates relating to the performance of the business. Consideration is given to, among other things in making this determination: (i) future taxable income exclusive of reversing temporary differences and carryforwards; (ii) future reversals of existing taxable temporary differences; (iii) taxable income in prior carryback years; and (iv) tax planning strategies. Management may need to identify and implement appropriate planning strategies to ensure its ability to realize deferred tax assets and reduce the likelihood of the establishment of a valuation allowance with respect to such assets. See Note 18 for additional information on the Company’s valuation allowance.

Changes in tax rates and tax law are accounted for in the period of enactment. Deferred tax assets and liabilities are adjusted for the effect of a change in tax laws or rates and the effect is included in net income.

Revenue Recognition

Premiums on traditional life, DI and LTC insurance products and immediate annuities with a life contingent feature are net of reinsurance ceded and are recognized as revenue when due.

Interest income is accrued as earned using the effective interest method, which makes an adjustment of the yield for security premiums and discounts on all performing fixed maturity securities classified as Available-for-Sale so that the related security or loan recognizes a constant rate of return on the outstanding balance throughout its term. When actual prepayments differ significantly from originally anticipated prepayments, the retrospective effective yield is recalculated to reflect actual payments to date and updated future payment assumptions and a catch-up adjustment is recorded in the current period. In addition, the new effective yield, which reflects anticipated future payments, is used prospectively.

RiverSource Life Insurance Co. of New York

Mortality and expense risk fees are based on a percentage of the fair value of assets held in the Company’s separate accounts and recognized when assessed. Variable annuity guaranteed benefit rider charges, cost of insurance charges on UL and VUL insurance and contract charges (net of reinsurance premiums and cost of reinsurance for UL insurance products) and surrender charges on annuities and UL and VUL insurance are recognized as revenue when assessed.

Realized gains and losses on the sale of securities are recognized using the specific identification method, on a trade date basis.

Fees received under marketing support and distribution services arrangements are recognized as revenue when earned.

See Note 4 for further discussion of accounting policies on revenue from contracts with customers.

3.  RECENT ACCOUNTING PRONOUNCEMENTS

Future Adoption of New Accounting Standards

Financial Instruments — Credit Losses — Troubled Debt Restructurings and Vintage Disclosures

In March 2022, the Financial Accounting Standards Board (“FASB”) proposed amendments to Accounting Standards Update (“ASU”) 2016-13, Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments (“Topic 326”). The update removes the recognition and measurement guidance for TDRs by creditors in Subtopic 310-40, Receivables — Troubled Debt Restructurings by Creditors, and modifies the disclosure requirements for certain loan refinancing and restructuring by creditors when a borrower is experiencing financial difficulty. Rather than applying the recognition and measurement for TDRs, an entity must apply the loan refinancing and restructuring guidance to determine whether a modification results in a new loan or a continuation of an existing loan. The update also requires entities to disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20, Financial Instruments — Credit Losses — Measured at Amortized Cost. The amendments are to be applied prospectively, but entities may apply a modified retrospective transition for changes to the recognition and measurement of TDRs. For entities that have adopted Topic 326, the amendments are effective for interim and annual periods beginning after December 15, 2022. Early adoption is permitted for entities that have adopted Topic 326, including adoption in an interim period. The Company adopted the standard on January 1, 2023. The adoption of this update did not have an impact on the Company’s financial condition and results of operations.

Financial Services — Insurance — Targeted Improvements to the Accounting for Long-Duration Contracts

In August 2018, the FASB updated the accounting standard related to long-duration insurance contracts (ASU 2018-12). The guidance changes elements of the measurement models and disclosure requirements for an issuer’s long-duration insurance contract benefits and acquisition costs by expanding the use of fair value accounting to certain contract benefits, requiring updates, if any, to assumptions used to measure liabilities for future policy benefit, and changing the amortization pattern of deferred acquisition costs to a constant level basis. Adoption of the accounting standard will not impact overall cash flows or regulatory capital requirements. When the Company adopts the standard as of January 1, 2021 (the “transition date”), opening equity will be adjusted for the adoption impacts to retained earnings and AOCI and prior periods presented (i.e. 2021 and 2022) will be restated. The adoption impact as of January 1, 2021 is estimated to be a reduction in total equity of approximately $76 million, of which a significant portion was reflected in AOCI. However, as of December 31, 2022, the impact on total equity is estimated to be an increase of approximately $6 million as a result of changes in the equity, credit, and rate environment subsequent to the transition date. The Company utilizes a governance framework to guide its adoption process and is managing a detailed implementation plan to support the timely application of the standard during 2023. The Company continues to refine its internal controls environment. These activities include, but are not limited to, execution of controls surrounding disclosure and financial reporting controls. The estimated adoption impact at transition date is subject to change as the Company completes its adoption process during 2023.

RiverSource Life Insurance Co. of New York

4.  REVENUE FROM CONTRACTS WITH CUSTOMERS

The following table presents disaggregated revenue from contracts with customers and a reconciliation to total revenues reported on the Statements of Income:

	Years Ended December 31,
(in thousands)	2022	2021	2020
Policy and contract charges
Affiliated (from Columbia Management Investment Distributors, Inc.)	$9,762	$11,402	$10,217
Unaffiliated	829	936	747
Total	10,591	12,338	10,964
Other revenues
Administrative fees
Affiliated (from Columbia Management Investment Services, Corp.)	2,474	2,908	2,560
Unaffiliated	1,019	1,127	1,019
	3,493	4,035	3,579
Other fees
Affiliated (from Columbia Management Investment Advisers, LLC (“CMIA”) and Columbia Wanger Asset Management, LLC)	19,845	22,969	20,638
Unaffiliated	232	282	226
	20,077	23,251	20,864
Total	23,570	27,286	24,443
Total revenue from contracts with customers	34,161	39,624	35,407
Revenue from other sources(1)	200,365	219,760	200,625
Total revenues	$234,526	$259,384	$236,032

(1)	Amounts primarily consist of revenue associated with insurance and annuity products or financial instruments.

The following discussion describes the nature, timing, and uncertainty of revenues and cash flows arising from the Company’s contracts with customers.

Policy and contract charges

The Company earns revenue for providing distribution-related services to affiliated and unaffiliated mutual funds that are available as underlying investments in its variable annuity and variable life insurance products. The performance obligation is satisfied at the time the mutual fund is distributed. Revenue is recognized over the time the mutual fund is held in the variable product and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund. The revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company’s control, including market volatility and how long the fund(s) remain in the insurance policy or annuity contract. The revenue will not be recognized until it is probable that a significant reversal will not occur. These fees are accrued and collected on a monthly basis.

Other revenues

Administrative fees

The Company earns revenue for providing customer support, contract servicing and administrative services for affiliated and unaffiliated mutual funds that are available as underlying instruments in its variable annuity and variable life insurance products. The transfer agent and administration revenue is earned daily based on a fixed rate applied, as a percentage, to assets under management. These performance obligations are considered a series of distinct services that are substantially the same and are satisfied each day over the contract term. These fees are accrued and collected on a monthly basis.

Other fees

The Company earns revenue for providing affiliated and unaffiliated partners an opportunity to educate the financial advisors of its affiliate, AFS, that sell the Company’s products as well as product and marketing personnel to support the offer, sale and servicing of funds within the Company’s variable annuity and variable life insurance products. These payments allow the parties to train and support the advisors, explain the features of their products, and distribute marketing and educational materials. The affiliated revenue is earned based on a rate, updated at least annually, which is applied, as a percentage, to the market value of assets invested. The unaffiliated revenue is earned based on a fixed rate applied, as a percentage, to the market value of assets invested. These performance obligations are considered a series of distinct services that are substantially the same and are satisfied each day over the contract term. These fees are accrued and collected on a monthly basis.

Receivables

Receivables for revenue from contracts with customers are recognized when the performance obligation is satisfied and the Company has an unconditional right to the revenue. Receivables related to revenues from contracts with customers were $2.9 million and $3.6 million as of December 31, 2022 and 2021, respectively.

RiverSource Life Insurance Co. of New York

5.  VARIABLE INTEREST ENTITIES

The Company invests in structured investments which are considered variable interest entities (“VIEs”) for which it is not the sponsor. These structured investments typically invest in fixed income instruments and are managed by third parties and include asset backed securities, and commercial and residential mortgage backed securities. The Company classifies these investments as Available-for-Sale securities. The Company has determined that it is not the primary beneficiary of these structures due to the size of the Company’s investment in the entities and position in the capital structure of these entities. The Company’s maximum exposure to loss as a result of its investment in these structured investments is limited to its amortized cost. The Company has no obligation to provide financial or other support to the structured investments beyond its investment nor has the Company provided any support to the structured investments. See Note 6 for additional information on these structured investments.

6.  INVESTMENTS

Available-for-Sale securities distributed by type were as follows:

	December 31, 2022
Description of Securities (in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value

Fixed maturities:
Corporate debt securities	$905,629	$13,188	$(85,717)	$(572)	$832,528
Residential mortgage backed securities	310,338	27	(41,976)	—	268,389
Commercial mortgage backed securities	340,684	—	(39,053)	—	301,631
State and municipal obligations	86,002	6,539	(781)	—	91,760
Asset backed securities	34,959	1,033	(2,552)	—	33,440
Foreign government bonds and obligations	747	68	(35)	—	780
U.S. government and agency obligations	216	—	(1)	—	215
Total	$1,678,575	$20,855	$(170,115)	$(572)	$1,528,743

	December 31, 2021
Description of Securities (in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value

Fixed maturities:
Corporate debt securities	$921,350	$90,826	$(4,480)	$—	$1,007,696
Residential mortgage backed securities	337,609	3,997	(1,303)	—	340,303
Commercial mortgage backed securities	320,574	8,502	(763)	—	328,313
State and municipal obligations	108,074	30,827	(5)	—	138,896
Asset backed securities	20,894	1,910	(6)	—	22,798
Foreign government bonds and obligations	1,789	271	(22)	—	2,038
U.S. government and agency obligations	110	—	—	—	110
Total	$1,710,400	$136,333	$(6,579)	$—	$1,840,154

As of December 31, 2022 and 2021, accrued interest of $14.2 million and $12.9 million, respectively, is excluded from the amortized cost basis of Available-for-Sale securities in the tables above and is recorded in Accrued investment income.

As of December 31, 2022 and 2021, investment securities with a fair value of $117.4 million and $208.8 million, respectively, were pledged to meet contractual obligations under derivative contracts, of which $32.5 million and $144.3 million, respectively, may be sold, pledged or rehypothecated by the counterparty.

As of December 31, 2022 and 2021, fixed maturity securities comprised approximately 88% and 90%, respectively, of the Company’s total investments. Rating agency designations are based on the availability of ratings from Nationally Recognized Statistical Rating Organizations (“NRSROs”), including Moody’s Investors Service (“Moody’s”), Standard & Poor’s Ratings Services (“S&P”) and Fitch Ratings Ltd. (“Fitch”). The Company uses the median of available ratings from Moody’s, S&P and Fitch, or if fewer than three ratings are available, the lower rating is used. When ratings from Moody’s, S&P and Fitch are unavailable, the Company may utilize ratings from other NRSROs or rate the securities internally. As of December 31, 2022 and 2021, $21.9 million and $34.6 million, respectively, of securities were internally rated by CMIA, an affiliate of the Company, using criteria similar to those used by NRSROs.

RiverSource Life Insurance Co. of New York

A summary of fixed maturity securities by rating was as follows:

	December 31, 2022			December 31, 2021
Ratings (in thousands, except percentages)	Amortized Cost	Fair Value	Percent of Total Fair Value	Amortized Cost	Fair Value	Percent of Total Fair Value
AAA	$681,243	$598,313	39%	$674,144	$686,258	37%
AA	62,194	68,657	5	59,332	80,770	5
A	128,524	128,819	8	181,353	216,077	12
BBB	749,531	681,552	45	687,598	740,720	40
Below investment grade	57,083	51,402	3	107,973	116,329	6
Total fixed maturities	$1,678,575	$1,528,743	100%	$1,710,400	$1,840,154	100%

As of December 31, 2022 and 2021, approximately 42% and 46%, respectively, of securities rated AAA were GNMA, FNMA and FHLMC mortgage backed securities. No holdings of any issuer were greater than 10% of the Company’s total shareholder’s equity as of both December 31, 2022 and 2021.

The following tables summarize the fair value and gross unrealized losses on Available-for-Sale securities, aggregated by major investment type and the length of time that individual securities have been in a continuous unrealized loss position for which no allowance for credit losses has been recorded:

	December 31, 2022
	Less than 12 months			12 months or more			Total
Description of Securities (in thousands, except number of securities)	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses
Corporate debt securities	190	$533,591	$(39,382)	49	$169,667	$(46,335)	239	$703,258	$(85,717)
Residential mortgage backed securities	64	115,585	(9,029)	6	151,248	(32,947)	70	266,833	(41,976)
Commercial mortgage backed securities	94	245,420	(27,630)	10	56,211	(11,423)	104	301,631	(39,053)
State and municipal obligations	14	8,637	(738)	1	207	(43)	15	8,844	(781)
Asset backed securities	15	26,559	(2,552)	—	—	—	15	26,559	(2,552)
U.S. government and agency obligations	1	215	(1)	—	—	—	1	215	(1)
Foreign government bonds and obligations	—	—	—	1	71	(35)	1	71	(35)
Total	378	$930,007	$(79,332)	67	$377,404	$(90,783)	445	$1,307,411	$(170,115)

	December 31, 2021
	Less than 12 months			12 months or more			Total
Description of Securities (in thousands, except number of securities)	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses
Corporate debt securities	56	$223,974	$(3,986)	6	$7,924	$(494)	62	$231,898	$(4,480)
Residential mortgage backed securities	8	201,216	(1,303)	—	—	—	8	201,216	(1,303)
Commercial mortgage backed securities	12	74,061	(761)	1	863	(2)	13	74,924	(763)
State and municipal obligations	2	500	(5)	—	—	—	2	500	(5)
Asset backed securities	1	4,493	(6)	—	—	—	1	4,493	(6)
Foreign government bonds and obligations	—	—	—	1	86	(22)	1	86	(22)
Total	79	$504,244	$(6,061)	8	$8,873	$(518)	87	$513,117	$(6,579)

As part of the Company’s ongoing monitoring process, management determined that the change in gross unrealized losses on its Available-for-Sale securities for which an allowance for credit losses has not been recognized during the year ended December 31, 2022 is primarily attributable to the impact of higher interest rates and wider credit spreads driven by continued market volatility, with no specific credit concerns. The Company did not recognize these unrealized losses in earnings because it was determined that such losses were due to non-credit factors. The Company does not intend to sell these securities and does not believe that it is more likely than not that the Company will be required to sell these securities before the anticipated recovery of the remaining amortized cost basis. As of December 31, 2022 and 2021, approximately 89% and 77%, respectively, of the total of Available-for-Sale securities with gross unrealized losses were considered investment grade.

RiverSource Life Insurance Co. of New York

The following table presents a rollforward of the allowance for credit losses on Available-for-Sale securities:

(in thousands)	Corporate Debt Securities
Balance at January 1, 2020	$—
Additions for which credit losses were not previously recorded	975
Additional increases (decreases) on securities that had an allowance recorded in a previous period	(236)
Balance at December 31, 2020	739
Additional increases (decreases) on securities that had an allowance recorded in a previous period	(104)
Charge-offs	(635)
Balance at December 31, 2021	—
Additions for which credit losses were not previously recorded	572
Balance at December 31, 2022	$572

Net realized gains and losses on Available-for-Sale securities, determined using the specific identification method, recognized in Net realized investment gains (losses) were as follows:

	Years Ended December 31,
(in thousands)	2022	2021	2020
Gross realized investment gains	$1,316	$11,923	$1,461
Gross realized investment losses	(3,234)	(9)	(111)
Credit reversals (losses)	(572)	104	(739)
Other impairments	(856)	(1,641)	—
Total	$(3,346)	$10,377	$611

Credit losses for the year ended December 31, 2022 primarily related to recording an allowance for credit losses on a corporate debt security in the communications industry. For the year ended December 31, 2021, net credit reversals primarily related to decreases in an allowance for credit losses. For the year ended December 31, 2020, credit losses primarily related to recording an allowance for credit losses on certain corporate debt securities, primarily in the oil and gas industry. Other impairments for the years ended December 31, 2022 and 2021 related to Available-for-Sale securities which the Company intended to sell.

See Note 17 for a rollforward of net unrealized investment gains (losses) included in AOCI.

Available-for-Sale securities by contractual maturity as of December 31, 2022 were as follows:

(in thousands)	Amortized Cost	Fair Value
Due within one year	$51,401	$51,015
Due after one year through five years	180,422	173,055
Due after five years through 10 years	179,652	154,191
Due after 10 years	581,119	547,022
	992,594	925,283
Residential mortgage backed securities	310,338	268,389
Commercial mortgage backed securities	340,684	301,631
Asset backed securities	34,959	33,440
Total	$1,678,575	$1,528,743

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Residential mortgage backed securities, commercial mortgage backed securities and asset backed securities are not due at a single maturity date. As such, these securities were not included in the maturities distribution.

The following is a summary of Net investment income:

	Years Ended December 31,
(in thousands)	2022	2021	2020
Fixed maturities	$60,796	$57,644	$60,840
Mortgage loans	6,419	7,223	7,876
Other investments	6,926	2,411	3,480
	74,141	67,278	72,196
Less: investment expenses	1,932	1,909	1,745
Total	$72,209	$65,369	$70,451

RiverSource Life Insurance Co. of New York

7.  FINANCING RECEIVABLES

Financing receivables are comprised of mortgage loans and policy loans. See Note 2 for information regarding the Company’s accounting policies related to financing receivables and the allowance for credit losses.

Allowance for Credit Losses

The following table presents a rollforward of the allowance for credit losses:

(in thousands)	Mortgage Loans
Balance at December 31, 2019(1)	$2,038
Cumulative effect of adoption of current expected credit losses guidance	(919)
Balance at January 1, 2020	1,119
Provisions	956
Balance at December 31, 2020	2,075
Provisions	(1,216)
Balance at December 31, 2021	859
Provisions	106
Balance at December 31, 2022	$965

(1)	Prior to January 1, 2020, the allowance for credit losses was based on an incurred loss model that did not require estimating expected credit losses over the expected life of the asset.

As of December 31, 2022 and 2021, accrued interest on mortgage loans was $516 thousand and $501 thousand, respectively, and is recorded in Accrued investment income and excluded from the amortized cost basis of mortgage loans.

Credit Quality Information

There were no nonperforming loans as of both December 31, 2022 and 2021. All loans were considered to be performing.

Mortgage Loans

The Company reviews the credit worthiness of the borrower and the performance of the underlying properties in order to determine the risk of loss on mortgage loans. Loan-to-value ratio is the primary credit quality indicator included in this review.

Based on this review, the mortgage loans are assigned an internal risk rating, which management updates when credit risk changes. Mortgage loans which management has assigned its highest risk rating were nil as of both December 31, 2022 and 2021. Loans with the highest risk rating represent distressed loans which the Company has identified as impaired or expects to become delinquent or enter into foreclosure within the next six months. There were no mortgage loans past due as of both December 31, 2022 and 2021.

The tables below present the amortized cost basis of mortgage loans by year of origination and loan-to-value ratio:

(in thousands)	December 31, 2022
	2022	2021	2020	2019	2018	Prior	Total
Loan-to-Value Ratio
>100%	$—	$—	$2,003	$—	$—	$1,082	$3,085
80% – 100%	—	2,480	1,751	—	2,191	6,369	12,791
60% – 80%	7,205	1,741	5,950	6,430	1,691	2,739	25,756
40% – 60%	1,142	1,337	2,907	5,195	10,993	21,202	42,776
<40%	—	—	8,970	7,280	8,903	48,472	73,625
Total	$8,347	$5,558	$21,581	$18,905	$23,778	$79,864	$158,033

(in thousands)	December 31, 2021
	2021	2020	2019	2018	2017	Prior	Total
Loan-to-Value Ratio
>100%	$—	$—	$—	$—	$—	$—	$—
80% – 100%	2,500	1,940	2,702	2,261	—	1,332	10,735
60% – 80%	1,786	5,913	2,408	3,514	4,255	1,471	19,347
40% – 60%	1,384	7,769	11,767	12,934	8,010	21,749	63,613
<40%	—	6,655	2,675	6,070	10,148	37,336	62,884
Total	$5,670	$22,277	$19,552	$24,779	$22,413	$61,888	$156,579

Loan-to-value ratio is based on income and expense data provided by borrowers at least annually and long-term capitalization rate assumptions based on property type.

RiverSource Life Insurance Co. of New York

In addition, the Company reviews the concentrations of credit risk by region and property type. Concentrations of credit risk of mortgage loans by U.S. region were as follows:

	Loans		Percentage
	December 31,		December 31,
	2022	2021	2022	2021
	(in thousands)
Pacific	$47,107	$45,171	30%	29%
South Atlantic	30,528	27,124	19	17
Mountain	21,716	22,735	14	15
Middle Atlantic	16,994	17,604	11	11
East North Central	13,993	13,621	9	9
West North Central	11,651	13,224	7	8
West South Central	7,103	7,669	5	5
East South Central	5,274	5,629	3	4
New England	3,667	3,802	2	2

	158,033	156,579	100%	100%

Less: allowance for credit losses	965	859

Total	$157,068	$155,720

Concentrations of credit risk of mortgage loans by property type were as follows:

	Loans		Percentage
	December 31,		December 31,
	2022	2021	2022	2021
	(in thousands)
Apartments	$48,592	$44,365	31%	28%
Retail	45,513	45,906	29	29
Industrial	26,501	30,310	17	19
Office	18,953	18,023	12	12
Mixed use	7,444	7,883	4	5
Other	11,030	10,092	7	7

	158,033	156,579	100%	100%

Less: allowance for credit losses	965	859

Total	$157,068	$155,720

Policy Loans

Policy loans do not exceed the cash surrender value at origination. As there is minimal risk of loss related to policy loans, there is no allowance for credit losses.

Troubled Debt Restructurings

There were no loans accounted for as a troubled debt restructuring by the Company during the years ended December 31, 2022, 2021 and 2020. There are no commitments to lend additional funds to borrowers whose loans have been restructured.

8.  DEFERRED ACQUISITION COSTS AND DEFERRED SALES INDUCEMENT COSTS

Management updates market-related inputs on a quarterly basis and implements model changes related to the living benefit valuation. In addition, management conducts its annual review of life insurance and annuity valuation assumptions relative to current experience and management expectations including modeling changes. These aforementioned changes are collectively referred to as unlocking. The impact of unlocking to DAC for the year ended December 31, 2022 primarily reflected a favorable impact from lower surrenders on fixed annuities and variable universal life products. The impact of unlocking to DAC for the year ended December 31, 2021 primarily reflected a favorable impact from lower surrenders on variable annuities with living benefits and spread changes on universal life products. The impact of unlocking to DAC for the year ended December 31, 2020 primarily reflected updates to interest rate assumptions, partially offset by a favorable impact from lower surrenders on annuity contracts with a withdrawal benefit.

RiverSource Life Insurance Co. of New York

The balances of and changes in DAC were as follows:

(in thousands)	2022	2021	2020
Balance at January 1	$175,258	$162,650	$174,062
Capitalization of acquisition costs	10,047	15,039	14,537
Amortization	(9,827)	(12,277)	(13,599)
Amortization, impact of valuation assumptions review	908	5,981	(4,677)
Impact of change in net unrealized (gains) losses on securities	37,938	3,865	(7,673)
Balance at December 31	$214,324	$175,258	$162,650

The balances of and changes in DSIC, which is included in Other assets, were as follows:

(in thousands)	2022	2021	2020
Balance at January 1	$8,098	$8,596	$10,096
Capitalization of sales inducement costs	38	52	59
Amortization	(1,251)	(934)	(730)
Amortization, impact of valuation assumptions review	101	102	(902)
Impact of change in net unrealized (gains) losses on securities	2,844	282	73
Balance at December 31	$9,830	$8,098	$8,596

9.  REINSURANCE

The Company reinsures a portion of the insurance risks associated with its traditional life, DI and LTC insurance products through reinsurance agreements with unaffiliated reinsurance companies. Reinsurance contracts do not relieve the Company from its primary obligation to policyholders.

The Company generally reinsures 90% of the death benefit liability for new term life insurance policies beginning in 2002 and new individual UL and VUL insurance policies beginning in 2003. Policies issued prior to these dates are not subject to these same reinsurance levels.

However, for IUL policies issued after September 1, 2013 and VUL policies issued after January 1, 2014, the Company generally reinsures 50% of the death benefit liability.

The maximum amount of life insurance risk the Company will retain is $10 million on a single life and $10 million on any flexible premium survivorship life policy; however, reinsurance agreements are in place such that retaining more than $1.5 million of insurance risk on a single life or a flexible premium survivorship life policy is very unusual. Risk on UL and VUL policies is reinsured on a yearly renewable term basis. Risk on most term life policies starting in 2002 is reinsured on a coinsurance basis, a type of reinsurance in which the reinsurer participates proportionally in all material risks and premiums associated with a policy.

The Company also has life insurance risk previously assumed under reinsurance arrangements with an unaffiliated insurance company.

As of December 31, 2002, the Company discontinued underwriting LTC insurance. For existing LTC policies, the Company has continued ceding 50% of the risk on a coinsurance basis to Genworth Life Insurance Company of New York (“Genworth”) and retains the remaining risk. This reinsurance arrangement applies for 1996 and later issues only. Under these agreements, the Company has the right, but never the obligation, to recapture some, or all, of the risk ceded to Genworth.

Generally, the Company retains at most $5,000 per month of risk per life on DI policies sold on policy forms introduced in 2010 and reinsures the remainder of the risk on a coinsurance basis with unaffiliated reinsurance companies. The Company retains all risk for new claims on DI contracts sold on other policy forms introduced prior to 2010. The Company also retains all risk on accidental death benefit claims and substantially all risk associated with waiver of premium provisions.

As of both December 31, 2022 and 2021, traditional life and UL insurance policies in force were $11.5 billion, of which $8.2 billion and $8.1 billion as of December 31, 2022 and 2021 were reinsured at the respective year ends.

The effect of reinsurance on premiums for traditional long-duration products was as follows:

	Years Ended December 31,
(in thousands)	2022	2021	2020
Direct premiums	$27,673	$26,456	$29,441
Reinsurance ceded	(10,980)	(11,040)	(11,742)
Net premiums	$16,693	$15,416	$17,699

RiverSource Life Insurance Co. of New York

Policy and contract charges are presented on the Statements of Income net of $10.3 million, $9.3 million and $8.5 million of reinsurance ceded for non-traditional long-duration products for the years ended December 31, 2022, 2021 and 2020, respectively.

The amount of claims recovered through reinsurance on all contracts was $20.4 million, $16.0 million and $22.7 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Reinsurance recoverables include approximately $145.6 million and $143.4 million related to LTC risk ceded to Genworth as of December 31, 2022 and 2021, respectively.

Policyholder account balances, future policy benefits and claims include $1.2 million and $1.4 million related to previously assumed reinsurance arrangements as of December 31, 2022 and 2021, respectively.

10.  POLICYHOLDER ACCOUNT BALANCES, FUTURE POLICY BENEFITS AND CLAIMS AND SEPARATE ACCOUNT LIABILITIES

Policyholder account balances, future policy benefits and claims consisted of the following:

	December 31,
(in thousands)	2022	2021
Policyholder account balances
Fixed annuities(1)	$758,617	$779,580
Variable annuity fixed sub-accounts	267,080	268,266
UL/VUL insurance	188,719	193,239
IUL insurance	152,485	143,396
Other life insurance	25,984	28,265
Total policyholder account balances	1,392,885	1,412,746
Future policy benefits
Variable annuity GMWB	58,082	97,348
Variable annuity GMAB(2)	2,506	(2,705)
Other annuity liabilities	958	8,896
Fixed annuity life contingent liabilities	69,278	74,672
Life and DI insurance	64,826	66,569
LTC insurance	320,793	355,747
UL/VUL and other life insurance additional liabilities	75,907	84,319
Total future policy benefits	592,350	684,846
Policy claims and other policyholders’ funds	12,398	8,879
Total policyholder account balances, future policy benefits and claims	$1,997,633	$2,106,471

(1)	Includes fixed deferred annuities and non-life contingent fixed payout annuities.
(2)	Includes the fair value of GMAB embedded derivatives that was a net asset as of December 31, 2021 reported as a contra liability.

Fixed Annuities

Fixed annuities include both deferred and payout contracts. In 2020, the Company discontinued sales of fixed deferred annuities.

Deferred contracts offer a guaranteed minimum rate of interest and security of the principal invested. Payout contracts guarantee a fixed income payment for life or the term of the contract. Liabilities for fixed annuities in a benefit or payout status are based on future estimated payments using established industry mortality tables and interest rates, ranging from 2.23% to 9.38% as of December 31, 2022, depending on year of issue, with an average rate of approximately 3.66%. The Company generally invests the proceeds from the annuity contracts in fixed rate securities.

Variable Annuities

Purchasers of variable annuities can select from a variety of investment options and can elect to allocate a portion to a fixed account. A vast majority of the premiums received for variable annuity contracts are held in separate accounts where the assets are held for the exclusive benefit of those contractholders.

See Note 2 and Note 11 for information regarding the Company’s variable annuity guarantees. See Note 12 and Note 16 for additional information regarding the Company’s derivative instruments used to hedge risks related to GMWB and GMAB provisions. The Company does not currently hedge its risk under the GMDB and GMIB provisions.

Insurance Liabilities

UL/VUL is the largest group of insurance policies written by the Company. Purchasers of UL accumulate cash value that increases by a fixed interest rate. Purchasers of VUL can select from a variety of investment options and can elect to allocate a portion to a fixed account or a separate account. A vast majority of the premiums received for VUL policies are held in separate accounts where the assets are held for the exclusive benefit of those policyholders.

RiverSource Life Insurance Co. of New York

IUL is a UL policy that includes an indexed account. The rate of credited interest above the minimum guarantee for funds allocated to the indexed account is linked to the performance of the specific index for the indexed account (subject to stated account parameters, which include a cap and floor, or a spread and floor). The policyholder may allocate all or a portion of the policy value to a fixed or any available indexed account. The portion of the policy allocated to the indexed account is accounted for as an embedded derivative at fair value. The Company hedges the interest credited rate including equity and interest rate risk related to the indexed account with derivative instruments. See Note 16 for additional information regarding the Company’s derivative instruments used to hedge the risk related to IUL.

The Company also offers term life insurance as well as DI products. The Company no longer offers standalone LTC products and whole life insurance but has in force policies from prior years.

Insurance liabilities include accumulation values, incurred but not reported claims, obligations for anticipated future claims and unpaid reported claims.

The liability for estimates of benefits that will become payable on future claims on term life, whole life and DI policies is based on the net level premium and LTC policies is based on a gross premium valuation reflecting management’s current best estimate assumptions. Both include the anticipated interest rates earned on assets supporting the liability. Anticipated interest rates for term and whole life ranged from 2.25% to 10% as of December 31, 2022. Anticipated interest rates for DI policies ranged from 4% to 7.5% as of December 31, 2022 and for LTC policies ranged from 5% to 5.7% as of December 31, 2022.

The liability for unpaid reported claims on DI and LTC policies includes an estimate of the present value of obligations for continuing benefit payments. The discount rates used to calculate present values are based on average interest rates earned on assets supporting the liability for unpaid amounts and were 4.5% and 5.95% for DI and LTC claims, respectively, as of December 31, 2022.

Portions of the Company’s UL and VUL policies have product features that result in profits followed by losses from the insurance component of the policy. These profits followed by losses can be generated by the cost structure of the product or secondary guarantees in the policy. The secondary guarantee ensures that, subject to specified conditions, the policy will not terminate and will continue to provide a death benefit even if there is insufficient policy value to cover the monthly deductions and charges.

Separate Account Liabilities

Separate account liabilities consisted of the following:

	December 31,
(in thousands)	2022	2021
Variable annuity	$3,793,152	$4,897,176
VUL insurance	436.852	534,001
Other insurance	886	1,084
Total	$4,230,890	$5,432,261

11.  VARIABLE ANNUITY AND INSURANCE GUARANTEES

Most of the variable annuity contracts issued by the Company contain one or more GMDB provisions. The Company discontinued most new sales of GMWB and GMAB by the end of 2021 and new sales were completely discontinued as of mid-2022. The Company also previously offered contracts containing GMIB provisions. See Note 2 and Note 10 for additional information regarding the Company’s variable annuity guarantees.

The GMDB provisions provide a specified minimum return upon death of the contractholder. The death benefit payable is the greater of (i) the contract value less any purchase payment credits subject to recapture less a pro-rata portion of any rider fees, or (ii) the GMDB provisions specified in the contract. The Company has the following primary GMDB provisions:

•	Return of premium — provides purchase payments minus adjusted partial surrenders.

•

Reset — provides that the value resets to the account value every sixth contract anniversary minus adjusted partial surrenders. This provision was often provided in combination with the return of premium provision and is no longer offered.

•	Ratchet — provides that the value ratchets up to the maximum account value at specified anniversary intervals, plus subsequent purchase payments less adjusted partial surrenders.

The variable annuity contracts with GMWB riders typically have account values that are based on an underlying portfolio of mutual funds, the values of which fluctuate based on fund performance. At contract issue, the guaranteed amount is equal to the amount deposited but the guarantee may be increased annually to the account value (a “step-up”) in the case of favorable market performance or by a benefit credit if the contract includes this provision.

RiverSource Life Insurance Co. of New York

The Company has GMWB riders in force, which contain one or more of the following provisions:

•	Withdrawals at a specified rate per year until the amount withdrawn is equal to the guaranteed amount.

•	Withdrawals at a specified rate per year for the life of the contractholder (“GMWB for life”).

•	Withdrawals at a specified rate per year for joint contractholders while either is alive.

•	Withdrawals based on performance of the contract.

•	Withdrawals based on the age withdrawals begin.

•	Credits are applied annually for a specified number of years to increase the guaranteed amount as long as withdrawals have not been taken.

Variable annuity contractholders age 79 or younger at contract issue could obtain a principal-back guarantee by purchasing the optional GMAB rider for an additional charge. The GMAB rider guarantees that, regardless of market performance at the end of the 10-year waiting period, the contract value will be no less than the original investment or a specified percentage of the highest anniversary value, adjusted for withdrawals. If the contract value is less than the guarantee at the end of the 10-year period, a lump sum will be added to the contract value to make the contract value equal to the guarantee value.

Certain UL policies provide secondary guarantee benefits. The secondary guarantee ensures that, subject to specified conditions, the policy will not terminate and will continue to provide a death benefit even if there is insufficient policy value to cover the monthly deductions and charges.

The following table provides information related to variable annuity guarantees for which the Company has established additional liabilities:

	December 31, 2022				December 31, 2021
Variable Annuity Guarantees by Benefit Type(1) (in thousands, except age)	Total Contract Value	Contract Value in Separate Accounts	Net Amount at Risk	Weighted Average Attained Age	Total Contract Value	Contract Value in Separate Accounts	Net Amount at Risk	Weighted Average Attained Age
GMDB:
Return of premium	$3,107,162	$3,029,801	$58,764	69	$3,981,649	$3,893,764	$212	68
Five/six-year reset	391,680	224,853	10,643	70	472,012	306,636	337	68
One-year ratchet	407,827	394,333	70,666	72	526,810	514,172	704	71
Five-year ratchet	115,869	112,567	7,762	69	157,344	153,695	72	69
Total — GMDB	$4,022,538	$3,761,554	$147,835	69	$5,137,815	$4,868,267	$1,325	68
GMIB	$10,154	$8,777	$336	73	$14,253	$12,895	$57	72
GMWB:
GMWB	$88,454	$88,204	$1,305	75	$119,783	$119,419	$27	75
GMWB for life	2,294,663	2,294,227	70,408	70	2,999,127	2,996,699	333	69
Total — GMWB	$2,383,117	$2,382,431	$71,713	70	$3,118,910	$3,116,118	$360	69
GMAB	$134,770	$134,770	$12,798	62	$196,030	$196,030	$5	61

(1)

Individual variable annuity contracts may have more than one guarantee and therefore may be included in more than one benefit type. Variable annuity contracts for which the death benefit equals the account value are not shown in this table.

The net amount at risk for GMDB and GMAB is defined as the current guaranteed benefit amount in excess of the current contract value. The net amount at risk for GMIB is defined as the greater of the present value of the minimum guaranteed annuity payments less the current contract value or zero. The net amount at risk for GMWB is defined as the greater of the present value of the minimum guaranteed withdrawal payments less the current contract value or zero.

The following table provides information related to insurance guarantees for which the Company has established additional liabilities:

	December 31, 2022		December 31, 2021
(in thousands, except age)	Net Amount at Risk	Weighted Average Attained Age	Net Amount at Risk	Weighted Average Attained Age
UL secondary guarantees	$465,663	69	$470,385	68

The net amount at risk for UL secondary guarantees is defined as the current guaranteed death benefit amount in excess of the current policyholder account balance.

RiverSource Life Insurance Co. of New York

Changes in additional liabilities (contra liabilities) for variable annuity and insurance guarantees were as follows:

(in thousands)	GMDB	GMIB	GMWB(1)	GMAB(1)	UL
Balance at January 1, 2020	$570	$207	$53,604	$(3,987)	$51,480
Incurred claims	806	(9)	83,320	3,445	15,959
Paid claims	(447)	—	—	—	(5,364)
Balance at December 31, 2020	929	198	136,924	(542)	62,075
Incurred claims	680	(10)	(39,577)	(2,163)	10,183
Paid claims	(2)	—	—	—	(2,490)
Balance at December 31, 2021	1,607	188	97,347	(2,705)	69,768
Incurred claims	2,038	56	(39,265)	5,211	9,420
Paid claims	(1,079)	—	—	—	(3,342)
Balance at December 31, 2022	$2,566	$244	$58,082	$2,506	$75,846

(1)	The incurred claims for GMWB and GMAB include the change in the fair value of the liabilities (contra liabilities) less paid claims.

The liabilities for guaranteed benefits are supported by general account assets.

The following table summarizes the distribution of separate account balances by asset type for variable annuity contracts providing guaranteed benefits:

	December 31,
(in thousands)	2022	2021
Mutual funds:
Equity	$2,278,954	$2,889,953
Bond	1,235,936	1,486,601
Other	374,543	502,889
Total mutual funds	$3,889,433	$4,879,443

No gains or losses were recognized on assets transferred to separate accounts for the years ended December 31, 2022, 2021 and 2020.

12.  FAIR VALUES OF ASSETS AND LIABILITIES

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy are defined as follows:

Level 1	Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2	Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

RiverSource Life Insurance Co. of New York

The following tables present the balances of assets and liabilities measured at fair value on a recurring basis:

	December 31, 2022
(in thousands)	Level 1	Level 2	Level 3	Total
Assets
Available-for-Sale securities:
Corporate debt securities	$—	$803,156	$29,372	$832,528
Residential mortgage backed securities	—	268,389	—	268,389
Commercial mortgage backed securities	—	301,631	—	301,631
State and municipal obligations	—	91,760	—	91,760
Asset backed securities	—	33,440	—	33,440
Foreign government bonds and obligations	—	780	—	780
U.S. government and agency obligations	215	—	—	215
Total Available-for-Sale securities	215	1,499,156	29,372	1,528,743
Cash equivalents	—	204,645	—	204,645
Other assets:
Interest rate derivative contracts	138	11,278	—	11,416
Equity derivative contracts	3,851	77,768	—	81,619
Foreign exchange derivative contracts	11	1,230	—	1,241
Total other assets	4,000	90,276	—	94,276
Separate account assets at net asset value (“NAV”)				4,230,890	(1)
Total assets at fair value	$4,215	$1,794,077	$29,372	$6,058,554

Liabilities
Policyholder account balances, future policy benefits and claims:
IUL embedded derivatives	$—	$—	$42,382	$42,382
GMWB and GMAB embedded derivatives	—	—	21,459	21,459	(2)
Total policyholder account balances, future policy benefits and claims	—	—	63,841	63,841	(3)
Other liabilities:
Interest rate derivative contracts	—	7,625	—	7,625
Equity derivative contracts	53	50,834	—	50,887
Foreign exchange derivative contracts	272	—	—	272
Total other liabilities	325	58,459	—	58,784
Total liabilities at fair value	$325	$58,459	$63,841	$122,625

RiverSource Life Insurance Co. of New York

	December 31, 2021
(in thousands)	Level 1	Level 2	Level 3	Total
Assets
Available-for-Sale securities:
Corporate debt securities	$—	$961,862	$45,834	$1,007,696
Residential mortgage backed securities	—	340,303	—	340,303
Commercial mortgage backed securities	—	328,313	—	328,313
State and municipal obligations	—	138,896	—	138,896
Asset backed securities	—	22,798	—	22,798
Foreign government bonds and obligations	—	2,038	—	2,038
U.S. government and agency obligations	110	—	—	110
Total Available-for-Sale securities	110	1,794,210	45,834	1,840,154
Cash equivalents	—	370,121	—	370,121
Other assets:
Interest rate derivative contracts	—	75,145	—	75,145
Equity derivative contracts	1,459	252,365	—	253,824
Foreign exchange derivative contracts	—	547	—	547
Total other assets	1,459	328,057	—	329,516
Separate account assets at NAV				5,432,261	(1)
Total assets at fair value	$1,569	$2,492,388	$45,834	$7,972,052

Liabilities
Policyholder account balances, future policy benefits and claims:
IUL embedded derivatives	$—	$—	$51,617	$51,617
GMWB and GMAB embedded derivatives	—	—	71,065	71,065	(4)
Total policyholder account balances, future policy benefits and claims	—	—	122,682	122,682	(5)
Other liabilities:
Interest rate derivative contracts	—	36,683	—	36,683
Equity derivative contracts	4	194,211	—	194,215
Foreign exchange derivative contracts	52	—	—	52
Total other liabilities	56	230,894	—	230,950
Total liabilities at fair value	$56	$230,894	$122,682	$353,632

(1)

Amounts are comprised of certain financial instruments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient and have not been classified in the fair value hierarchy.

(2)

The fair value of the GMWB and GMAB embedded derivatives included $40.9 million of individual contracts in a liability position and $19.4 million of individual contracts in an asset position (recorded as a contra liability) as of December 31, 2022.

(3)	The Company’s adjustment for nonperformance risk resulted in a $27.1 million cumulative decrease to the embedded derivatives as of December 31, 2022.
(4)

The fair value of the GMWB and GMAB embedded derivatives included $81.1 million of individual contracts in a liability position and $10.0 million of individual contracts in an asset position (recorded as a contra liability) as of December 31, 2021.

(5)	The Company’s adjustment for nonperformance risk resulted in a $34.0 million cumulative decrease to the embedded derivatives as of December 31, 2021.

RiverSource Life Insurance Co. of New York

The following tables provide a summary of changes in Level 3 assets and liabilities measured at fair value on a recurring basis:

	Available-for- Sale Securities		Policyholder Account Balances, Future Policy Benefits and Claims
(in thousands)	Corporate Debt Securities		IUL Embedded Derivatives		GMWB and GMAB Embedded Derivatives	Total
Balance at January 1, 2022	$45,834		$(51,617)		$(71,065)	$(122,682)
Total gains (losses) included in:
Net income	(69	)(1)	5,029	(2)	64,964 (3)	69,993
Other comprehensive income (loss)	(3,002)		—		—	—
Issues	—		(2,483)		(19,679)	(22,162)
Settlements	(13,391)		6,689		4,321	11,010
Balance at December 31, 2022	$29,372		$(42,382)		$(21,459)	$(63,841)
Changes in unrealized gains (losses) in net income relating to assets and liabilities held at December 31, 2022	$(66	)(1)	$5,029	(2)	$63,799 (3)	$68,828
Changes in unrealized gains (losses) in other comprehensive income (loss) relating to assets and liabilities held at December 31, 2022	$(2,829)		$—		$—	$—

	Available-for- Sale Securities		Policyholder Account Balances, Future Policy Benefits and Claims
(in thousands)	Corporate Debt Securities		IUL Embedded Derivatives		GMWB and GMAB Embedded Derivatives	Total
Balance at January 1, 2021	$64,484		$(52,327)		$(116,490)	$(168,817)
Total gains (losses) included in:
Net income	(66	)(1)	(4,136	)(2)	73,798 (3)	69,662
Other comprehensive income (loss)	(1,237)		—		—	—
Issues	—		(299)		(21,012)	(21,311)
Settlements	(9,341)		5,145		(7,361)	(2,216)
Transfers into Level 3	33,041		—		—	—
Transfers out of Level 3	(41,047)		—		—	—
Balance at December 31, 2021	$45,834		$(51,617)		$(71,065)	$(122,682)
Changes in unrealized gains (losses) in net income relating to assets and liabilities held at December 31, 2021	$(61	)(1)	$(4,136	)(2)	$71,262 (3)	$67,126
Changes in unrealized gains (losses) in other comprehensive income (loss) relating to assets and liabilities held at December 31, 2021	$(962)		$—		$—	$—

	Available-for- Sale Securities		Policyholder Account Balances, Future Policy Benefits and Claims
(in thousands)	Corporate Debt Securities		IUL Embedded Derivatives		GMWB and GMAB Embedded Derivatives		Total
Balance at January 1, 2020	$64,484		$(47,214)		$(32,326)		$(79,540)
Total gains (losses) included in:
Net income	(71	)(1)	(4,566	)(2)	(59,884	)(3)	(64,450)
Other comprehensive income (loss)	1,503		—		—		—
Purchases	5,441		—		—		—
Issues	—		(4,896)		(20,634)		(25,530)
Settlements	(6,873)		4,349		(3,646)		703
Balance at December 31, 2020	$64,484		$(52,327)		$(116,490)		$(168,817)
Changes in unrealized gains (losses) in net income relating to assets and liabilities held at December 31, 2020	$(71	)(1)	$(4,566	)(2)	$(62,930	)(3)	$(67,496)
Changes in unrealized gains (losses) in other comprehensive income (loss) relating to assets and liabilities held at December 31, 2020	$1,504		$—		$—		$—

(1)	Included in Net investment income.
(2)	Included in Interest credited to fixed accounts.
(3)	Included in Benefits, claims, losses and settlement expenses.

RiverSource Life Insurance Co. of New York

The increase (decrease) to pretax income of the Company’s adjustment for nonperformance risk on the fair value of its embedded derivatives was $(4.1) million, $(4.2) million and $11.3 million, net of DAC, DSIC, unearned revenue amortization and the reinsurance accrual, for the years ended December 31, 2022, 2021 and 2020, respectively.

Securities transferred from Level 3 primarily represent securities with fair values that are now obtained from a third-party pricing service with observable inputs or fair values that were included in an observable transaction with a market participant. Securities transferred to Level 3 represent securities with fair values that are now based on a single non-binding broker quote.

The following tables provide a summary of the significant unobservable inputs used in the fair value measurements developed by the Company or reasonably available to the Company of Level 3 assets and liabilities:

	December 31, 2022
	Fair Value	Valuation Technique	Unobservable Input	Range			Weighted Average
	(in thousands)
Corporate debt securities (private placements)	$29,351	Discounted cash flow	Yield/spread to U.S. Treasuries(1)	1.1%	–	2.3%	1.7%
IUL embedded derivatives	$42,382	Discounted cash flow	Nonperformance risk(2)	95 bps			95	bps
GMWB and GMAB embedded derivatives	$21,459	Discounted cash flow	Utilization of guaranteed withdrawals(3)(4)	0.0%	–	48.0%	11.4%
			Surrender rate (5)	0.1%	–	55.7%	3.4%
			Market volatility (6) (7)	5.0%	–	17.4%	11.7%
			Nonperformance risk (2)	95 bps			95	bps

	December 31, 2021
	Fair Value	Valuation Technique	Unobservable Input	Range			Weighted Average
	(in thousands)
Corporate debt securities (private placements)	$45,816	Discounted cash flow	Yield/spread to U.S. Treasuries(1)	0.8%	–	1.9%	1.3%
IUL embedded derivatives	$51,617	Discounted cash flow	Nonperformance risk (2)	65 bps			65	bps
GMWB and GMAB embedded derivatives	$71,065	Discounted cash flow	Utilization of guaranteed withdrawals(3)(4)	0.0%	–	48.0%	10.9%
			Surrender rate (5)	0.1%	–	55.7%	3.6%
			Market volatility (6) (7)	4.3%	–	16.8%	10.8%
			Nonperformance risk (2)	65 bps			65	bps

(1)

The weighted average for the yield/spread to U.S. Treasuries for corporate debt securities (private placements) is weighted based on the security’s market value as a percentage of the aggregate market value of the securities.

(2)

The nonperformance risk is the spread added to the observable interest rates used in the valuation of the embedded derivatives. During the third quarter of 2022, the Company changed to using a U.S. Treasury curve as its observable discount rate curve reflecting the evolution of LIBOR discontinuation as an observable reference rate used by market participants.

(3)	The utilization of guaranteed withdrawals represents the percentage of contractholders that will begin withdrawing in any given year.
(4)

The weighted average utilization rate represents the average assumption for the current year, weighting each policy evenly. The calculation excludes policies that have already started taking withdrawals.

(5)

The weighted average surrender rate is weighted based on the benefit base of each contract and represents the average assumption in the current year including the effect of a dynamic surrender formula.

(6)	Market volatility represents the implied volatility of fund of funds and managed volatility funds.
(7)	The weighted average market volatility represents the average volatility across all contracts, weighted by the size of the guaranteed benefit.

Level 3 measurements not included in the tables above are obtained from non-binding broker quotes where unobservable inputs utilized in the fair value calculation are not reasonably available to the Company.

Uncertainty of Fair Value Measurements

Significant increases (decreases) in the yield/spread to U.S. Treasuries used in the fair value measurement of Level 3 corporate debt securities in isolation would have resulted in a significantly lower (higher) fair value measurement.

Significant increases (decreases) in nonperformance risk used in the fair value measurement of the IUL embedded derivatives in isolation would have resulted in a significantly lower (higher) fair value measurement.

Significant increases (decreases) in utilization and volatility used in the fair value measurement of the GMWB and GMAB embedded derivatives in isolation would have resulted in a significantly higher (lower) liability value.

Significant increases (decreases) in nonperformance risk and surrender rate used in the fair value measurement of the GMWB and GMAB embedded derivatives in isolation would have resulted in a significantly lower (higher) liability value. Utilization of guaranteed withdrawals and surrender rates vary with the type of rider, the duration of the policy, the age of the contractholder, the distribution channel and whether the value of the guaranteed benefit exceeds the contract accumulation value.

RiverSource Life Insurance Co. of New York

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company’s market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company’s income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Assets

Available-for-Sale Securities

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from third-party pricing services, non-binding broker quotes, or other model-based valuation techniques.

Level 1 securities primarily include U.S. Treasuries.

Level 2 securities primarily include corporate bonds, residential mortgage backed securities, commercial mortgage backed securities, state and municipal obligations, asset backed securities and foreign government securities. The fair value of these Level 2 securities is based on a market approach with prices obtained from third-party pricing services. Observable inputs used to value these securities can include, but are not limited to, reported trades, benchmark yields, issuer spreads and non-binding broker quotes. The fair value of securities included in an observable transaction with a market participant are also considered Level 2 when the market is not active.

Level 3 securities primarily include certain corporate bonds. The fair value of corporate bonds classified as Level 3 is typically based on a single non-binding broker quote. The underlying inputs used for some of the non-binding broker quotes are not readily available to the Company. The Company’s privately placed corporate bonds are typically based on a single non-binding broker quote.

In consideration of the above, management is responsible for the fair values recorded on the financial statements. Prices received from third-party pricing services are subjected to exception reporting that identifies investments with significant daily price movements as well as no movements. The Company reviews the exception reporting and resolves the exceptions through reaffirmation of the price or recording an appropriate fair value estimate. The Company also performs subsequent transaction testing. The Company performs annual due diligence of third-party pricing services. The Company’s due diligence procedures include assessing the vendor’s valuation qualifications, control environment, analysis of asset-class specific valuation methodologies, and understanding of sources of market observable assumptions and unobservable assumptions, if any, employed in the valuation methodology. The Company also considers the results of its exception reporting controls and any resulting price challenges that arise.

Cash Equivalents

Cash equivalents include time deposits and other highly liquid investments with original or remaining maturities at the time of purchase of 90 days or less. The Company’s cash equivalents are classified as Level 2 and measured at amortized cost, which is a reasonable estimate of fair value because of the short time between the purchase of the instrument and its expected realization.

Other Assets

Derivatives that are measured using quoted prices in active markets, such as derivatives that are exchange-traded, are classified as Level 1 measurements. The variation margin on futures contracts is also classified as Level 1. The fair value of derivatives that are traded in less active over-the-counter (“OTC”) markets is generally measured using pricing models with market observable inputs such as interest rates and equity index levels. These measurements are classified as Level 2 within the fair value hierarchy and include swaps and the majority of options. The counterparties’ nonperformance risk associated with uncollateralized derivative assets was immaterial as of both December 31, 2022 and 2021. See Note 15 and Note 16 for further information on the credit risk of derivative instruments and related collateral.

Separate Account Assets

The fair value of assets held by separate accounts is determined by the NAV of the funds in which those separate accounts are invested. The NAV is used as a practical expedient for fair value and represents the exit price for the separate account. Separate account assets are excluded from classification in the fair value hierarchy.

Liabilities

Policyholder Account Balances, Future Policy Benefits and Claims

There is no active market for the transfer of the Company’s embedded derivatives attributable to the provisions of certain variable annuity riders and IUL products.

RiverSource Life Insurance Co. of New York

The Company values the embedded derivatives attributable to the provisions of certain variable annuity riders using internal valuation models. These models calculate fair value as the present value of future expected benefit payments less the present value of future expected rider fees attributable to the embedded derivative feature. The projected cash flows used by these models include observable capital market assumptions and incorporate significant unobservable inputs related to implied volatility as well as contractholder behavior assumptions that include margins for risk, all of which the Company believes a market participant would expect. The fair value also reflects a current estimate of the Company’s nonperformance risk specific to these embedded derivatives. Given the significant unobservable inputs to this valuation, these measurements are classified as Level 3. The embedded derivatives attributable to these provisions are recorded in Policyholder account balances, future policy benefits and claims.

The Company uses discounted cash flow models to determine the fair value of the embedded derivatives associated with the provisions of its IUL products. The fair value of the IUL embedded derivatives includes significant observable interest rates, volatilities and equity index levels and the significant unobservable estimate of the Company’s nonperformance risk. Given the significance of the nonperformance risk assumption, the IUL embedded derivatives are classified as Level 3.

The embedded derivatives attributable to these provisions are recorded in Policyholder account balances, future policy benefits and claims.

Other Liabilities

Derivatives that are measured using quoted prices in active markets, such as derivatives that are exchange-traded, are classified as Level 1 measurements. The variation margin on futures contracts is also classified as Level 1. The fair value of derivatives that are traded in less active OTC markets is generally measured using pricing models with market observable inputs such as interest rates and equity index levels. These measurements are classified as Level 2 within the fair value hierarchy and include swaps and the majority of options. The Company’s nonperformance risk associated with uncollateralized derivative liabilities was immaterial as of both December 31, 2022 and 2021. See Note 15 and Note 16 for further information on the credit risk of derivative instruments and related collateral.

Fair Value on a Nonrecurring Basis

During the years ended December 31, 2022 and 2021, there were no material assets or liabilities measured at fair value on a nonrecurring basis.

Assets and Liabilities Not Reported at Fair Value

The following tables provide the carrying value and the estimated fair value of financial instruments that are not reported at fair value:

	December 31, 2022
	Carrying Value	Fair Value
(in thousands)		Level 1	Level 2	Level 3	Total
Financial Assets
Mortgage loans, net	$157,068	$—	$—	$143,477	$143,477
Policy loans	50,791	—	50,791	—	50,791

Financial Liabilities
Policyholder account balances, future policy benefits and claims	$761,275	$—	$—	$728,833	$728,833
Separate account liabilities – investment contracts	3,048	—	3,048	—	3,048

	December 31, 2021
	Carrying Value	Fair Value
(in thousands)		Level 1	Level 2	Level 3	Total
Financial Assets
Mortgage loans, net	$155,720	$—	$—	$162,999	$162,999
Policy loans	52,068	—	52,068	—	52,068

Financial Liabilities
Policyholder account balances, future policy benefits and claims	$782,398	$—	$—	$914,709	$914,709
Separate account liabilities – investment contracts	4,124	—	4,124	—	4,124

See Note 7 for additional information on mortgage loans and policy loans.

Policyholder account balances, future policy benefits and claims include fixed annuities in deferral status, non-life contingent fixed annuities in payout status, and the fixed portion of a small number of variable annuity contracts classified as investment contracts. See Note 10 for additional information on these liabilities. Separate account liabilities are related to certain annuity products that are classified as investment contracts.

RiverSource Life Insurance Co. of New York

13.  RELATED PARTY TRANSACTIONS

Revenues

See Note 4 for information about revenues from contracts with customers earned by the Company from related party transactions with affiliates.

Expenses

Charges by Ameriprise Financial and affiliated companies to the Company for use of joint facilities, technology support, marketing services and other services aggregated $22.9 million, $23.1 million and $24.1 million for the years ended December 31, 2022, 2021 and 2020, respectively. Certain of these costs are included in DAC. Expenses allocated to the Company may not be reflective of expenses that would have been incurred by the Company on a stand-alone basis.

Income Taxes

The Company’s taxable income is included in the consolidated federal income tax returns of Ameriprise Financial. The net amount due to Ameriprise Financial for federal income taxes was $3.8 million and $698 thousand as of December 31, 2022 and 2021, respectively, which is reflected in Other liabilities.

Lines of Credit

The Company, as the borrower, has a revolving credit agreement with Ameriprise Financial as the lender. The aggregate amount outstanding under this line of credit may not exceed the lesser of $25 million or 3% of the Company’s statutory admitted assets (excluding separate accounts) as of the prior year end. The interest rate for any borrowing under the agreement is established by reference to LIBOR for U.S. dollar deposits with maturities comparable to the relevant interest period. Amounts borrowed may be repaid at any time with no prepayment penalty. The credit agreement is amended to extend the maturity on an annual basis with Ameriprise Financial, subject to the New York Department’s non-disapproval. There were no amounts outstanding on this line of credit as of both December 31, 2022 and 2021.

Dividends or Distributions

During the years ended December 31, 2022, 2021 and 2020, the Company paid cash dividends or distributions of $63 million, nil and nil, respectively, to RiverSource Life. For dividend or other distributions from the Company, advance notification was provided to the New York Department prior to payments. See Note 14 for additional information.

14.  STATUTORY ACCOUNTING PRINCIPLES AND REQUIREMENTS

The National Association of Insurance Commissioners (“NAIC”) defines Risk-Based Capital (“RBC”) requirements for insurance companies. The RBC requirements are used by the NAIC and state insurance regulators to identify companies that merit regulatory actions designed to protect policyholders. These requirements apply to the Company. The Company has met its minimum RBC requirements.

Insurance companies are required to prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by the insurance departments of their respective states of domicile, which vary materially from GAAP. Prescribed statutory accounting practices include publications of the NAIC, as well as state laws, regulations and general administrative rules. The State of New York has adopted the NAIC Accounting Practices and Procedures Manual as its prescribed basis of statutory accounting principles. In addition, New York has prescribed certain reserve requirements that differ from those required under NAIC statutory accounting principles. As of December 31, 2022 and 2021, application of these New York prescribed practices which deviate from the NAIC requirements resulted in an increase of $66.0 million and a decrease of $20.3 million to the Company’s net income, respectively, and a decrease to the Company’s statutory surplus of $83.2 million and $149.2 million, respectively. The Company’s RBC would not have triggered a regulatory event without the application of these prescribed practices.

The more significant differences between NAIC statutory accounting principles and GAAP include charging policy acquisition costs to expense as incurred, establishing annuity and insurance reserves using different actuarial methods and assumptions, valuing investments on a different basis and excluding certain assets from the balance sheet by charging them directly to surplus, such as a portion of the net deferred income tax assets.

State insurance statutes generally require insurance companies to provide notice to state regulators prior to payment of dividends or distributions and those dividends or distributions exceeding prescribed limitations are subject to potential disapproval. For the Company, dividends or distributions in a calendar year which exceed the greater of: (i) 10% of statutory surplus as of the immediately preceding year-end, or (ii) statutory net gain from operations for the immediately preceding calendar year, not to exceed 30% of statutory surplus as of the immediately preceding year-end would require pre-notification to the New York Department and are subject to potential disapproval. Statutory net gain from operations was $212.7 million, $63.6 million and $13.8 million for the years ended December 31, 2022, 2021 and 2020, respectively.

RiverSource Life Insurance Co. of New York

Comparisons of net income and shareholder’s equity, as shown in the accompanying GAAP financial statements, to that determined using statutory accounting principles prescribed by the State of New York (“SAP”) were as follows:

	Years Ended December 31,
(in thousands)	2022	2021	2020
Net Income
Net income, per accompanying GAAP financial statements	$29,269	$70,104	$41,672
Net income (loss), SAP basis(1)	317,442	6,125	(46,207)
Difference	$(288,173)	$63,979	$87,879

	December 31,
(in thousands)	2022	2021
Shareholder’s Equity
Shareholder’s equity, per accompanying GAAP financial statements(2)	$387,614	$579,098
Capital and surplus, SAP basis(3)	319,620	309,105
Difference	$67,994	$269,993

(1)

Results may be significantly impacted by changes in reserves for variable annuity guaranteed benefits, however, these impacts may be substantially offset by unrealized gains (losses) on derivatives which are not included in statutory income but are recorded directly to surplus.

(2)	See Note 20 for a summary of the revision to the Company’s previously reported financial statements.
(3)	Includes unassigned surplus of $210.7 million and $200.2 million as of December 31, 2022 and 2021, respectively.

As of December 31, 2022 and 2021, bonds carried at $215 thousand and $110 thousand, respectively, were on deposit with the State of New York as required by law.

15.  OFFSETTING ASSETS AND LIABILITIES

Certain financial instruments and derivative instruments are eligible for offset in the Balance Sheets. The Company’s derivative instruments are subject to master netting and collateral arrangements and qualify for offset. A master netting arrangement with a counterparty creates a right of offset for amounts due to and from that same counterparty that is enforceable in the event of a default or bankruptcy. The Company’s policy is to recognize amounts subject to master netting arrangements on a gross basis in the Balance Sheets.

The following tables present the gross and net information about the Company’s assets subject to master netting arrangements:

	December 31, 2022
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Balance Sheets	Amounts of Assets Presented in the Balance Sheets	Gross Amounts Not Offset in the Balance Sheets			Net Amount
(in thousands)				Financial Instruments(1)	Cash Collateral	Securities Collateral
Derivatives:
OTC	$89,575	$—	$89,575	$(13,173)	$(75,976)	$—	$426
OTC cleared	701	—	701	(442)	—	—	259
Exchange-traded	4,000	—	4,000	(325)	—	—	3,675
Total	$94,276	$—	$94,276	$(13,940)	$(75,976)	$—	$4,360

	December 31, 2021
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Balance Sheets	Amounts of Assets Presented in the Balance Sheets	Gross Amounts Not Offset in the Balance Sheets
(in thousands)				Financial Instruments(1)	Cash Collateral	Securities Collateral	Net Amount
Derivatives:
OTC	$323,686	$—	$323,686	$(56,063)	$(266,282)	$—	$1,341
OTC cleared	5,189	—	5,189	(2,555)	—	—	2,634
Exchange-traded	641	—	641	(56)	—	—	585
Total	$329,516	$—	$329,516	$(58,674)	$(266,282)	$—	$4,560

(1)	Represents the amount of assets that could be offset by liabilities with the same counterparty under master netting or similar arrangements that management elects not to offset on the Balance Sheets.

RiverSource Life Insurance Co. of New York

The following tables present the gross and net information about the Company’s liabilities subject to master netting arrangements:

	December 31, 2022
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Balance Sheets	Amounts of Liabilities Presented in the Balance Sheets	Gross Amounts Not Offset in the Balance Sheets			Net Amount
(in thousands)				Financial Instruments(1)	Cash Collateral	Securities Collateral
Derivatives:
OTC	$58,017	$—	$58,017	$(13,173)	$(13,227)	$(31,449)	$168
OTC cleared	442	—	442	(442)	—	—	—
Exchange-traded	325	—	325	(325)	—	—	—
Total	$58,784	$—	$58,784	$(13,940)	$(13,227)	$(31,449)	$168

	December 31, 2021
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Balance Sheets	Amounts of Liabilities Presented in the Balance Sheets	Gross Amounts Not Offset in the Balance Sheets			Net Amount
(in thousands)				Financial Instruments(1)	Cash Collateral	Securities Collateral
Derivatives:
OTC	$228,339	$—	$228,339	$(56,063)	$(36,429)	$(135,700)	$147
OTC cleared	2,555	—	2,555	(2,555)	—	—	—
Exchange-traded	56	—	56	(56)	—	—	—
Total	$230,950	$—	$230,950	$(58,674)	$(36,429)	$(135,700)	$147

(1)	Represents the amount of liabilities that could be offset by assets with the same counterparty under master netting or similar arrangements that management elects not to offset on the Balance Sheets.

In the tables above, the amount of assets or liabilities presented are offset first by financial instruments that have the right of offset under master netting or similar arrangements, then any remaining amount is reduced by the amount of cash and securities collateral. The actual collateral may be greater than amounts presented in the tables.

When the fair value of collateral accepted by the Company is less than the amount due to the Company, there is a risk of loss if the counterparty fails to perform or provide additional collateral. To mitigate this risk, the Company monitors collateral values regularly and requires additional collateral when necessary. When the value of collateral pledged by the Company declines, it may be required to post additional collateral.

Freestanding derivative instruments are reflected in Other assets and Other liabilities. Cash collateral pledged by the Company is reflected in Other assets and cash collateral accepted by the Company is reflected in Other liabilities. See Note 16 for additional disclosures related to the Company’s derivative instruments.

16.  DERIVATIVES AND HEDGING ACTIVITIES

Derivative instruments enable the Company to manage its exposure to various market risks. The value of such instruments is derived from an underlying variable or multiple variables, including equity and interest rate indices or prices. The Company primarily enters into derivative agreements for risk management purposes related to the Company’s products and operations.

Certain of the Company’s freestanding derivative instruments are subject to master netting arrangements. The Company’s policy on the recognition of derivatives on the Balance Sheets is to not offset fair value amounts recognized for derivatives and collateral arrangements executed with the same counterparty under the same master netting arrangement. See Note 15 for additional information regarding the estimated fair value of the Company’s freestanding derivatives after considering the effect of master netting arrangements and collateral.

RiverSource Life Insurance Co. of New York

Generally, the Company uses derivatives as economic hedges and accounting hedges. The following table presents the notional value and gross fair value of derivative instruments, including embedded derivatives:

	December 31, 2022			December 31, 2021
		Gross Fair Value			Gross Fair Value
(in thousands)	Notional	Assets(1)	Liabilities(2)(3)	Notional	Assets(1)	Liabilities(2)(3)
Derivatives not designated as hedging instruments
Interest rate contracts	$3,131,000	$11,416	$7,625	$3,340,500	$75,145	$36,683
Equity contracts	1,291,022	81,619	50,887	1,922,156	253,824	194,215
Foreign exchange contracts	90,943	1,241	272	54,825	547	52
Total non-designated hedges	4,512,965	94,276	58,784	5,317,481	329,516	230,950
Embedded derivatives
GMWB and GMAB(4)	N/A	—	21,459	N/A	—	71,065
IUL	N/A	—	42,382	N/A	—	51,617
Total embedded derivatives	N/A	—	63,841	N/A	—	122,682
Total derivatives	$4,512,965	$94,276	$122,625	$5,317,481	$329,516	$353,632
N/A Not applicable

(1)	The fair value of freestanding derivative assets is included in Other assets.
(2)

The fair value of freestanding derivative liabilities is included in Other liabilities. The fair value of GMWB and GMAB and IUL embedded derivatives is included in Policyholder account balances, future policy benefits and claims.

(3)

The fair value of the Company’s derivative liabilities after considering the effects of master netting arrangements, cash collateral held by the same counterparty and the fair value of net embedded derivatives was $95.5 million and $258.5 million as of December 31, 2022 and 2021, respectively. See Note 15 for additional information related to master netting arrangements and cash collateral.

(4)

The fair value of the GMWB and GMAB embedded derivatives as of December 31, 2022 included $40.9 million of individual contracts in a liability position and $19.4 million of individual contracts in an asset position. The fair value of the GMWB and GMAB embedded derivatives as of December 31, 2021 included $81.1 million of individual contracts in a liability position and $10.0 million of individual contracts in an asset position.

See Note 12 for additional information regarding the Company’s fair value measurement of derivative instruments.

As of both December 31, 2022 and 2021, investment securities with a fair value of nil were received as collateral to meet contractual obligations under derivative contracts, of which nil may be sold, pledged, or rehypothecated by the Company. As of both December 31, 2022 and 2021, the Company had sold, pledged, or rehypothecated none of these securities. In addition, as of both December 31, 2022 and 2021, non-cash collateral accepted was held in separate custodial accounts and was not included in the Company’s Balance Sheets.

The following table presents a summary of the impact of derivatives not designated as hedging instruments, including embedded derivatives, on the Statements of Income:

(in thousands)	Interest Credited to Fixed Accounts	Benefits, Claims, Losses and Settlement Expenses
Year Ended December 31, 2022
Interest rate contracts	$—	$(145,925)
Equity contracts	(6,797)	35,340
Foreign exchange contracts	—	5,198
GMWB and GMAB embedded derivatives	—	49,173
IUL embedded derivatives	11,718	—
Total gain (loss)	$4,921	$(56,214)
Year Ended December 31, 2021
Interest rate contracts	$—	$(49,439)
Equity contracts	4,552	(38,592)
Foreign exchange contracts	—	477
GMWB and GMAB embedded derivatives	—	45,425
IUL embedded derivatives	1,009	—
Total gain (loss)	$5,561	$(42,129)
Year Ended December 31, 2020
Interest rate contracts	$—	$90,348
Equity contracts	2,991	(32,970)
Foreign exchange contracts	—	(231)
GMWB and GMAB embedded derivatives	—	(84,164)
IUL embedded derivatives	(217)	—
Total gain (loss)	$2,774	$(27,017)

RiverSource Life Insurance Co. of New York

The Company holds derivative instruments that either do not qualify or are not designated for hedge accounting treatment. These derivative instruments are used as economic hedges of equity, interest rate, credit and foreign currency exchange rate risk related to various products and transactions of the Company.

Certain annuity contracts contain GMWB or GMAB provisions, which guarantee the right to make limited partial withdrawals each contract year regardless of the volatility inherent in the underlying investments or guarantee a minimum accumulation value of consideration received at the beginning of the contract period, after a specified holding period, respectively. The GMAB and non-life contingent GMWB provisions are considered embedded derivatives, which are bifurcated from their host contracts for valuation purposes and reported on the Balance Sheets at fair value with changes in fair value reported in earnings. The Company economically hedges the aggregate exposure related to GMAB and non-life contingent GMWB provisions using options, swaptions, swaps and futures.

The deferred premium associated with certain of the above options is paid or received semi-annually over the life of the contract or at maturity. The following is a summary of the payments the Company is scheduled to make and receive for these options as of December 31, 2022:

(in thousands)	Premiums Payable	Premiums Receivable
2023	$520	$—
2024	280	—
2025	140	—
2026	23,701	—
Total	$24,641	$—

Actual timing and payment amounts may differ due to future settlements, modifications or exercises of the contracts prior to the full premium being paid or received.

IUL products have returns tied to the performance of equity markets. As a result of fluctuations in equity markets, the obligation incurred by the Company related to IUL products will positively or negatively impact earnings over the life of these products. The equity component of the IUL product obligations is considered an embedded derivative, which is bifurcated from the host contract for valuation purposes and reported on the Balance Sheets at fair value with changes in fair value reported in earnings. As a means of economically hedging its obligations under the provisions of this product, the Company enters into index options and futures contracts.

Credit Risk

Credit risk associated with the Company’s derivatives is the risk that a derivative counterparty will not perform in accordance with the terms of the applicable derivative contract. To mitigate such risk, the Company has established guidelines and oversight of credit risk through a comprehensive enterprise risk management program that includes members of senior management. Key components of this program are to require preapproval of counterparties and the use of master netting and collateral arrangements whenever practical. See Note 15 for additional information on the Company’s credit exposure related to derivative assets.

Certain of the Company’s derivative contracts contain provisions that adjust the level of collateral the Company is required to post based on the Company’s financial strength rating (or based on the debt rating of RiverSource Life’s parent, Ameriprise Financial). Additionally, certain of the Company’s derivative contracts contain provisions that allow the counterparty to terminate the contract if the Company does not maintain a specific financial strength rating or Ameriprise Financial’s debt does not maintain a specific credit rating (generally an investment grade rating). If these termination provisions were to be triggered, the Company’s counterparty could require immediate settlement of any net liability position. As of December 31, 2022 and 2021, the aggregate fair value of derivative contracts in a net liability position containing such credit contingent provisions was $42.9 million and $165.6 million, respectively. The aggregate fair value of assets posted as collateral for such instruments as of December 31, 2022 and 2021 was $42.7 million and $165.6 million, respectively. If the credit contingent provisions of derivative contracts in a net liability position as of December 31, 2022 and 2021 were triggered, the aggregate fair value of additional assets that would be required to be posted as collateral or needed to settle the instruments immediately would have been $168 thousand and nil, respectively.

17.  SHAREHOLDER’S EQUITY

Other comprehensive income (loss) related to net unrealized gains (losses) on securities includes three components: (i) unrealized gains (losses) that arose from changes in the market value of securities that were held during the period; (ii) (gains) losses that were previously unrealized, but have been recognized in current period net income due to sales of Available-for-Sale securities and due to the reclassification of noncredit losses to credit losses; and (iii) other adjustments primarily consisting of changes in insurance and annuity asset and liability balances, such as DAC, DSIC, unearned revenue, benefit reserves and reinsurance recoverables, to reflect the expected impact on their carrying values had the unrealized gains (losses) been realized as of the respective balance sheet dates.

RiverSource Life Insurance Co. of New York

The following table provides the amounts related to each component of OCI and AOCI:

(in thousands)	Pretax	Income Tax Benefit (Expense)	Net of Tax
Balance of AOCI at January 1, 2020			$56,176
Net unrealized gains (losses) on securities:
Net unrealized gains (losses) on securities arising during the period(1)	$59,055	$(12,401)	46,654
Reclassification of net (gains) losses on securities included in net income(2)	(611)	128	(483)
Impact of DAC, DSIC, unearned revenue, benefit reserves and reinsurance recoverables(3)	(15,422)	3,192	(12,230)
Total other comprehensive income (loss)	43,022	(9,081)	33,941
Balance of AOCI at December 31, 2020			90,117
Net unrealized gains (losses) on securities:
Net unrealized gains (losses) on securities arising during the period(1)	(53,907)	11,321	(42,586)
Reclassification of net (gains) losses on securities included in net income(2)	(10,377)	2,179	(8,198)
Impact of DAC, DSIC, unearned revenue, benefit reserves and reinsurance recoverables(3)	13,248	(2,786)	10,462
Total other comprehensive income (loss)	(51,036)	10,714	(40,322)
Balance of AOCI at December 31, 2021			49,795
Net unrealized gains (losses) on securities:
Net unrealized gains (losses) on securities arising during the period(1)	(282,360)	59,296	(223,064)
Reclassification of net (gains) losses on securities included in net income(2)	3,346	(703)	2,643
Impact of DAC, DSIC, unearned revenue, benefit reserves and reinsurance recoverables	79,188	(16,520)	62,668
Total other comprehensive income (loss)	$(199,826)	$42,073	(157,753)
Balance of AOCI at December 31, 2022			$(107,958)

(1)	Includes impairments on Available-for-Sale securities related to factors other than credit that were recognized in OCI during the period.
(2)	Reclassification amounts are recorded in Net realized investment gains (losses).
(3)	See Note 20 for a summary of the revision to the Company’s previously reported financial statements.

18.  INCOME TAXES

The components of income tax provision were as follows:

	Years Ended December 31,
(in thousands)	2022	2021	2020
Current income tax
Federal	$11,869	$22,663	$18,213
State and local	185	624	84
Total current income tax	12,054	23,287	18,297
Deferred federal income tax	(8,701)	(7,895)	(10,626)
Total income tax provision	$3,353	$15,392	$7,671

The principal reasons that the aggregate income tax provision is different from that computed by using the U.S. statutory rate of 21% were as follows:

	Years Ended December 31,
	2022	2021	2020
Tax at U.S. statutory rate	21.0%	21.0%	21.0%
Changes in taxes resulting from:
Dividend received deduction	(6.1)	(2.3)	(4.4)
Foreign tax credit, net of addback	(4.6)	(1.2)	—
Other	—	0.5	(1.0)
Income tax provision	10.3%	18.0%	15.6%

The decrease in the Company’s effective tax rate for the year ended December 31, 2022 compared to 2021 is primarily due to lower pretax income relative to tax preferred items.

The increase in the Company’s effective tax rate for the year ended December 31, 2021 compared to 2020 is primarily due to higher pretax income relative to tax preferred items.

RiverSource Life Insurance Co. of New York

Deferred income tax assets and liabilities result from temporary differences between the assets and liabilities measured for GAAP reporting versus income tax return purposes. Deferred income tax assets and liabilities are measured at the statutory rate of 21% as of both December 31, 2022 and 2021. The significant components of the Company’s deferred income tax assets and liabilities, which are included net within Other assets or Other liabilities, were as follows:

	December 31,
(in thousands)	2022	2021
Deferred income tax assets
Liabilities for policyholder account balances, future policy benefits and claims	$46,343	$57,902
Investment related	30,321	10,691
Net unrealized losses on Available-for-Sale securities	26,517	—
Other	277	49
Gross deferred income tax assets	103,458	68,642
Deferred income tax liabilities
Deferred acquisition costs	29,205	29,289
Net unrealized gains on Available-for-Sale securities(1)	—	15,557
Other	1,589	1,906
Gross deferred income tax liabilities	30,794	46,752
Net deferred income tax assets	$72,664	$21,890

(1)	See Note 20 for a summary of the revision to the Company’s previously reported financial statements.

Based on analysis of the Company’s tax position, management believes it is more likely than not that the Company’s results of future operations and implementation of tax planning strategies will generate sufficient taxable income to enable the Company to utilize all of the deferred tax assets. Accordingly, no valuation allowance for deferred tax assets has been established as of both December 31, 2022 and 2021.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits was as follows:

(in thousands)	2022	2021	2020
Balance at January 1	$346	$372	$397
Reductions based on tax positions related to the current year	(26)	(26)	(25)
Balance at December 31	$320	$346	$372

If recognized, approximately $218 thousand, net of federal tax benefits, of unrecognized tax benefits as of December 31, 2022, 2021 and 2020, respectively, would affect the effective tax rate.

It is reasonably possible that the total amount of unrecognized tax benefits will change in the next 12 months. The Company estimates that the total amount of gross unrecognized tax benefits may decrease by approximately $320 thousand in the next 12 months primarily due to Internal Revenue Service (“IRS”) settlements.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of the income tax provision. The Company recognized a net increase of $16 thousand, $11 thousand and $15 thousand in interest and penalties for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022 and 2021, the Company had a payable of $90 thousand and $74 thousand, respectively, related to accrued interest and penalties.

The Company files income tax returns as part of its inclusion in the consolidated federal income tax returns of Ameriprise Financial in the U.S. federal jurisdiction and various state jurisdictions. The federal statute of limitations are closed on years through 2015, except for one issue for 2014 and 2015 which was claimed on amended returns. The IRS is currently auditing Ameriprise Financial’s U.S. income tax returns for 2016 through 2020. Ameriprise Financial’s or the Company’s state income tax returns are currently under examination by various jurisdictions for years ranging from 2015 through 2020.

19.  COMMITMENTS, GUARANTEES AND CONTINGENCIES

Commitments

As of December 31, 2022 and 2021, the Company’s funding commitments for mortgage loans were nil and $3.4 million, respectively.

Guarantees

The Company’s annuity and life products all have minimum interest rate guarantees in their fixed accounts. As of December 31, 2022, these guarantees range from 1% to 5%.

RiverSource Life Insurance Co. of New York

Contingencies

The Company and its affiliates are involved in the normal course of business in legal proceedings which include regulatory inquiries, arbitration and litigation, including class actions, concerning matters arising in connection with the conduct of its activities. These include proceedings specific to the Company as well as proceedings generally applicable to business practices in the industries in which it operates. The Company can also be subject to legal proceedings arising out of its general business activities, such as its investments, contracts, and employment relationships. Uncertain economic conditions, heightened and sustained volatility in the financial markets and significant financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the insurance industry generally.

As with other insurance companies, the level of regulatory activity and inquiry concerning the Company’s businesses remains elevated. From time to time, the Company and its affiliates, including AFS and RiverSource Distributors, Inc. receive requests for information from, and/or are subject to examination or claims by various state, federal and other domestic authorities. The Company and its affiliates typically have numerous pending matters, which include information requests, exams or inquiries regarding their business activities and practices and other subjects, including from time to time: sales and distribution of various products, including the Company’s insurance and annuity products; supervision of associated persons, including AFS financial advisors and RiverSource Distributors, Inc.’s wholesalers; administration of insurance and annuity claims; security of client information; and transaction monitoring systems and controls. The Company and its affiliates have cooperated and will continue to cooperate with the applicable regulators.

These matters are subject to uncertainties and, as such, it is inherently difficult to determine whether any loss is probable or even reasonably possible, or to reasonably estimate the amount of any loss. The Company cannot predict with certainty if, how, or when any such proceedings will be initiated or resolved. Matters frequently need to be more developed before a loss or range of loss can be reasonably estimated for any proceeding. An adverse outcome in any proceeding could result in an adverse judgment, a settlement, fine, penalty, or other sanction, and may lead to further claims, examinations, or adverse publicity each of which could have a material adverse effect on the Company’s financial condition, results of operations, or liquidity.

In accordance with applicable accounting standards, the Company establishes an accrued liability for contingent litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. The Company discloses the nature of the contingency when management believes there is at least a reasonable possibility that the outcome may be material to the Company’s financial statements and, where feasible, an estimate of the possible loss. In such cases, there still may be an exposure to loss in excess of any amounts reasonably estimated and accrued. When a loss contingency is not both probable and reasonably estimable, the Company does not establish an accrued liability, but continues to monitor, in conjunction with any outside counsel handling a matter, further developments that would make such loss contingency both probable and reasonably estimable. Once the Company establishes an accrued liability with respect to a loss contingency, the Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established, and any appropriate adjustments are made each quarter.

Guaranty Fund Assessments

The Company is required by law to be a member of the guaranty fund association in the State of New York. In the event of insolvency of one or more unaffiliated insurance companies, the Company could be adversely affected by the requirement to pay assessments to the guaranty fund association.

The Company projects its cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations and the amount of its premiums written relative to the industry-wide premium in the State of New York. The Company accrues the estimated cost of future guaranty fund assessments when it is considered probable that an assessment will be imposed, the event obligating the Company to pay the assessment has occurred and the amount of the assessment can be reasonably estimated.

As of both December 31, 2022 and 2021, the Company had no accrual established for estimated future guaranty fund assessments.

RiverSource Life Insurance Co. of New York

20.  REVISION OF PRIOR PERIOD FINANCIAL STATEMENTS

The Company revised prior period financial statements to correct shadow unearned revenue liability balances associated with universal life insurance products for which an error began prior to the periods presented below. See Note 1 for additional information. A summary of the revision to our previously reported financial statements is presented below:

Revised Balance Sheet

	December 31, 2021
(in thousands)	As Reported	Impact of Revision	As Revised
Other assets	$411,394	$(5,392)	$406,002
Total assets	8,649,845	(5,392)	8,644,453
Other liabilities	551,780	(25,157)	526,623
Total liabilities	8,090,512	(25,157)	8,065,355
Accumulated other comprehensive income (loss), net of tax	30,030	19,765	49,795
Total shareholder’s equity	559,333	19,765	579,098
Total liabilities and shareholder’s equity	8,649,845	(5,392)	8,644,453

Revised Statements of Comprehensive Income

	Years Ended December 31,
	2021			2020
(in thousands)	As Reported	Impact of Revision	As Revised	As Reported	Impact of Revision	As Revised
Net unrealized gains (losses) on securities	$(41,005)	$683	$(40,322)	$25,508	$8,433	$33,941
Total other comprehensive income (loss), net of tax	(41,005)	683	(40,322)	25,508	8,433	33,941
Total comprehensive income (loss)	29,099	683	29,782	67,180	8,433	75,613

Revised Statements of Shareholder’s Equity

	As Reported			As Revised
(in thousands)	Accumulated Other Comprehensive Income (Loss)	Total Shareholder’s Equity	Impact of Revision	Accumulated Other Comprehensive Income (Loss)	Total Shareholder’s Equity
Balances at January 1, 2020	$45,527	$465,883	$10,649	$56,176	$476,532
Other comprehensive income (loss), net of tax	25,508	25,508	8,433	33,941	33,941
Balances at December 31, 2020	71,035	530,234	19,082	90,117	549,316
Other comprehensive income (loss), net of tax	(41,005)	(41,005)	683	(40,322)	(40,322)
Balances at December 31, 2021	30,030	559,333	19,765	49,795	579,098

SAI9020_12_B01_(05/23)

PART C: OTHER INFORMATION
Item 30. Exhibits—Except as noted below, all required exhibits have been previously filed and are incorporated by reference from prior Registration Statements of the Depositor.
(a)(1)
Copy of Resolution of Board of Directors of IDS Life of New York authorizing the Trust, adopted September 12, 1985, filed electronically as exhibit (a)(1) to Post-Effective Amendment No. 3 to Registration Statement No. 333-227507 is incorporated herein by reference.

(a)(2)
Copy of Resolution of the Board of Directors of IDS Life Insurance Company of New York adopting and approving Agreement and Plan of Merger band subsequent name changes, dated Aug. 29, 2006, filed electronically as Exhibit 1.11 to Post-Effective
Amendment No. 22 to Registration Statement No. 333-91691, is incorporated herein by reference.

(b)	Not applicable.
(c)
Form of Principal Underwriter Agreement for RiverSource Life Insurance Co. of New York for Variable Annuities and Variable
Life Insurance filed electronically as Exhibit 3.1 to the Initial Registration Statement on Form N-4 for RiverSource of New York
Variable Annuity Account 2 (previously ACL Variable Annuity Account 2), RiverSource Endeavor Select (SM) Variable Annuity,
RiverSource Innovations (SM) Select Variable Annuity and RiverSource Innovations (SM) Variable Annuity, on or about Jan. 2,
2007, is incorporated herein by reference.

(d)(1)
Copy of Flexible Premium Survivorship Variable Adjustable Life Insurance Policy (SVUL) filed electronically as Exhibit
(d)(1) to Initial Registration Statement on Form N-6 on or about February 10, 2023 is filed electronically herewith.

(d)(2)	Copy of Overloan Protection Benefit filed electronically as Exhibit (d)(8) to Initial Registration Statement on Form N-6 on or about August 13, 2012 is incorporated herein by reference.
(d)(4)	Copy of Accounting Value Increase Rider filed electronically as Exhibit (d)(12) to Post-Effective Amendment No. 6 to Registration Statement No. 333-183262 is incorporated herein by reference.
(d)(5)	Copy of Death Benefit Option 3 Endorsement filed electronically as Exhibit (d)(13) to Post-Effective Amendment No. 6 to Registration Statement No. 333-183262 is incorporated herein by reference.
(d)(6)	Copy of Policy Split Option Rider filed electronically as Exhibit (d)(6) to Initial Registration Statement on or about October 18, 2021 is incorporated herein by reference.
(d)(7)	Copy of Four-Year Term Insurance Rider filed electronically as Exhibit (d)(7) to Initial Registration Statement on or about October 18, 2021 is incorporated herein by reference.
(e)(1)	Form of Life and Disability Income Insurance Application filed electronically as Exhibit (e)(1) to Initial Registration Statement on or about February 10, 2023 is incorporated herein by reference.
(e)(2)
Form of Distribution of Policy Value Endorsement is filed electronically as Exhibit (e)(3) to Post-Effective Amendment No. 2 to
Registration Statement No. 333-227507 is incorporated herein by reference.

(f)(1)
Copy of Charter of RiverSource Life Insurance Co. of New York dated Dec. 31, 2006, filed electronically as Exhibit 27(f)(1) to
Post-Effective Amendment No. 22 to Registration Statement 333-44644 is incorporated herein by reference.

(f)(2)
Copy of Amended and Restated By-Laws of RiverSource Life Insurance Co. of New York filed electronically as
Exhibit 27(f)(2) to Post-Effective Amendment No. 22 to Registration Statement No. 333-44644 is incorporated herein by reference.

(g)(1)	Not Applicable.
(h)(1)
Copy of Amended and Restated Participation Agreement dated August 1, 2006, among American Centurion Life Assurance
Company, IDS Life Insurance Company of New York, Ameriprise Financial Services, Inc., AllianceBernstein L.P. and
AllianceBernstein Investments, Inc. filed electronically as Exhibit(h) (2) to Post-Effective Amendment No. 22 to Registration
Statement No. 333-44644 is incorporated herein by reference.

(h)(2)
Copy of Amended and Restated Fund Participation Agreement dated June 1, 2006, by and among American Centurion Life
Assurance Company, American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life
Insurance Company, IDS Life Insurance Company of New York, Ameriprise Financial Services, Inc. and American Century
Investment Services, Inc. filed electronically as Exhibit 27(h)(3) to Post-Effective Amendment No. 22 to Registration Statement
No. 333-44644 is incorporated herein by reference.

(h)(3)
Copy of Amended and Restated Fund Participation Agreement dated January 1, 2007, among Variable Insurance Products
Funds, Fidelity Distributors Corporation and RiverSource Life Insurance Co. of New York filed electronically as Exhibit 8.16 to
RiverSource of New York Variable Annuity Account 2’s Post-Effective Amendment No. 3 to Registration Statement
No. 333-139764 on or about April 28, 2008, is incorporated herein by reference.

(h)(4)
Copy of Amended and Restated Participation Agreement dated August 1, 2005, by and between Franklin Templeton Variable
Insurance Products Trust, Franklin/Templeton Distributors, Inc., American Centurion Life Assurance Company, American
Enterprise Life Insurance Company, IDS Life Insurance Company, IDS Life Insurance Company of New York and Ameriprise
Financial Services Inc. (formerly American Express Financial Advisors Inc.) filed electronically as Exhibit (h)(8) to
Post-Effective Amendment No. 21 to Registration Statement No. 333-44644 is incorporated herein by reference.

(h)(5)
Copy of Janus Aspen Series Amended and Restated Fund Participation Agreement dated September 1, 2006, by and among
American Centurion Life Assurance Company, IDS Life Insurance Company of New York and Janus Aspen Series filed electronically as Exhibit 27(h)(9) to Post-Effective Amendment No. 22 to Registration Statement No. 333-44644 is incorporated herein by reference.

(h)(6)
Copy of Participation Agreement Among MFS Variable Insurance Trust, American Centurion Life Assurance Company, IDS
Life Insurance Company of New York and Massachusetts Financial Services Company, dated June 15, 2006, filed electronically as Exhibit (h)(10) to Post-Effective Amendment No. 23 to Registration Statement No. 333-44644 is incorporated herein by reference.

(h)(7)
Copy of Fund Participation Agreement dated April 2, 2007, among RiverSource Life Insurance co. of New York, Wanger
Advisors Trust, Columbia Wanger Asset Management, L.P. and Columbia Management Distributors, Inc. filed electronically as
Exhibit 8.22 to RiverSource of New York Variable Annuity Account 2’s Post-Effective Amendment No. 3 to Registration
Statement No.333-139764 on or about April 28, 2008, is incorporated herein by reference.

(h)(8)
Copy of Fund Participation Agreement dated May 1, 2006, among American Centurion Life Assurance Company, IDS Life
Insurance Company of New York, Columbia Funds Variable Insurance Trust I, Columbia Management Advisors, LLC and
Columbia Management Distributors, Inc. filed electronically as Exhibit (h) (13) to Post-Effective Amendment No. 22 to
Registration Statement No. 333-44644 is incorporated herein by reference.

(h)(9)
Copy of Participation Agreement dated January 1, 2007, by and among, Wells Fargo Variable Trust, RiverSource Life Insurance
Co. of New York, RiverSource Distributors, Inc. and Wells Fargo Funds Distributor, LLC filed electronically as Exhibit(h)(16) to
Post-Effective Amendment No. 23 to Registration Statement No. 333-44644 is incorporated herein by reference.

(h)(10)
Copy of Amended and Restated Fund Participation Agreement dated March 30, 2007, among Oppenheimer Variable Account funds, Oppenheimer Funds, Inc. and RiverSource Life Insurance Co. of New York filed electronically as Exhibit 8.4 to
RiverSource of New York Variable Annuity Account 2’s Post-Effective Amendment No. 3 to Registration Statement
No. 333-139764 on or about April 28, 2008, is incorporated herein by reference.

(h)(11)
Copy of Participation Agreement dated March 1, 2006, among IDS Life Insurance Company of New York, PIMCO Variable
Insurance Trust and Allianz Global Investors Distributors LLC filed electronically as Exhibit 8.17 to Post-Effective Amendment
No. 22 to Registration Statement No. 333-91691 is incorporated herein by reference.

(h)(12)
Copy of Participation Agreement dated January 1, 2007, by and among RiverSource Life Insurance Company, RiverSource Life
Insurance Co. of New York and RiverSource Distributors, Inc. filed electronically as Exhibit 8.8 to Post-Effective Amendment
No. 1 to Registration Statement No. 333-139761 is incorporated herein by reference.

(h)(13)
Copy of Fund Participation Agreement dated April 30, 2012 by and among RiverSource Life Insurance Co. of New York,
BlackRock Variable Series Funds, Inc. and BlackRock Investments, LLC filed electronically as Exhibit 8.14 to RiverSource of
New York Variable Annuity Account’s Post-Effective Amendment No. 1 to Registration Statement No. 333-179335 is
incorporated herein by reference.

(h)(14)
Copy of Participation Agreement dated April 30, 2012 by and among RiverSource Life Insurance Co. of New York, RiverSource
Distributors, Inc., DWS Variable Series I, DWS Variable Series II, DWS Investments VIT Funds, DWS Investments Distributors,
Inc. and Deutsche Investment Management Americas Inc. filed electronically as Exhibit 8.15 to RiverSource of New York
Variable Annuity Account’s Post-Effective Amendment No. 1 to Registration Statement No. 333-179335 is incorporated herein by reference.

(h)(15)
Copy of Fund Participation Agreement dated March 2, 2006, by and between Neuberger Berman Advisers Management Trust,
Neuberger Berman Management, Inc. and IDS Life Insurance Company filed electronically as Exhibit 8.17 to Post-Effective
Amendment No. 41 to Registration Statement No. 333-79311 is incorporated herein by reference.

(h)(16)
Copy of Fund Participation Agreement dated April 30, 2013, by and among ALPS Variable Investment Trust, ALPS Portfolio
Solutions Distributor, Inc., and RiverSource Life Insurance Co. of New York filed electronically as Exhibit 8.16 to RiverSource of New York Variable Annuity Account’s Post-Effective Amendment No.4 to Registration Statement No. 333-179335 is
incorporated herein by reference.

(h)(17)
Copy of Amended and Restated Participation Agreement dated September 1, 2006, by and among IDS Life Insurance Company of New York, Legg Mason Partners Variable Portfolios I, Inc. (formerly Salomon Brothers Variable Series Fund, Inc.), Legg
Mason Partners Variable Portfolios II, Inc. (formerly Greenwich Street Series Fund, formerly Smith Barney Series Fund, formerly Smith Barney Shearson Series Fund, formerly Shearson Series Fund), Legg Mason Partners Variable Portfolios III, Inc.
(formerly Travelers Series Fund Inc., formerly Smith BarneyTravelers Series Fund Inc.) and Legg Mason Investor Services, LLC
filed electronically as Exhibit 8.14 to Post-Effective Amendment No.22 to Registration Statement No. 333-91691 is incorporated by reference.

(h)(18)
Copy of Amended and Restated Participation Agreement dated April 17,2006, by and among AIM Variable Insurance Funds,
AIM Distributors, Inc. American Centurion Life Assurance Company, IDS Life Insurance Company of New York, and
Ameriprise Financial Services, Inc. filed electronically as Exhibit(h)(1) to Post-Effective Amendment No. 22 to Registration
Statement No. 333-44644 is incorporated herein by reference.

(h)(19)
Copy of Amended and Restated Participation Agreement dated May 1, 2006, among The Universal Institutional Funds, Inc.,
Morgan Stanley Investment Management Inc., Morgan Stanley Distribution, Inc., American Enterprise Life Insurance Company
and IDS Life Insurance Company filed electronically as Exhibit 8.24 to Post-Effective Amendment No. 41 to Registration
Statement No. 333-79311 is incorporated herein by reference.

(h)(20)
Copy of Participation Agreement dated Jan. 1, 2007, by and among RiverSource Life Insurance Co. of New York, RiverSource
Distributors, Inc. and Lazard Asset Management Securities LLC and Lazard Retirement Series, Inc. filed electronically as
Exhibit 8.27 to Registrant's Post-Effective Amendment No. 24 to Registration Statement No.333-91691 is incorporated herein by reference.

(i)	Not applicable.
(j)	Not applicable.
(k)	Opinion of counsel and consent to its use as the legality of the securities being registered is filed electronically herewith.
(l)	Not applicable.
(m)	Not applicable.
(n)	Consent of Independent Registered Public Accounting Firm will be filed by amendment.
(o)	Not applicable.
(p)	Not applicable.
(q)
RiverSource Life Insurance Co. of New York’s Description of Transfer and Redemption Procedures and Method of Conversion
to Fixed Benefit Policies filed electronically as Exhibit (q) to Post-Effective Amendment No. 25 to Registration Statement
No. 333-42257 is incorporated herein by reference.

(r)	Form of Initial Summary Prospectus is filed electronically herewith.
(s)
Power of Attorney to sign Amendment to this Registration Statement, dated March 15, 2023, filed electronically as Exhibit (p) to
RiverSource Variable Account 10’s Registration Statement on Form N-4, File No. 333-230376, is incorporated herein by reference.

101	Inline Interactive Data File – the instance document does not appear in the Interactive Data File because its iXBRL tags are embedded within the Inline XBRL document filed electronically herewith.
Item 31. Directors and Officers of the Depositor The following are the Officers and Directors who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant and the executive officers of the Company:
Name	Principal Business Address*	Position and Offices With Depositor
Gumer C. Alvero	1765 Ameriprise Financial Center Minneapolis, MN 55474	Chairman of the Board, President and Chief Executive Officer
Diana M. Marchesi	1333 Jones St. #401 San Francisco, CA 94109	Director
Michael J. Pelzel		Senior Vice President - Corporate Tax
Stephen P. Blaske		Senior Vice President and Chief Actuary
Mark Gorham		Director and Vice President - Insurance Product Development
Karen M. Bohn	6620 Iroquois Trail Edina, MN 55439	Director

Name	Principal Business Address*	Position and Offices With Depositor
Ronald L. Guzior	BST & Co. CPAs, LLP 26 Computer Drive West Albany, NY 12205	Director
Brian E. Hartert		Director
Jason J. Poor		Director
Shweta Jhanji		Senior Vice President and Treasurer
Paula J. Minella		Secretary
Gregg L. Ewing		Vice President, Chief Financial Officer and Controller
Kara D. Sherman		Vice President – National Sales Manager – Insurance
*
Unless otherwise noted, the business address is 70100 Ameriprise Financial Center, Minneapolis, MN 55474.
Item 32. Persons Controlled by or Under Common Control with the Depositor or the Registrant
The following is the list of subsidiaries of Ameriprise Financial, Inc:
SUBSIDIARIES AND AFFILIATES OF AMERIPRISE FINANCIAL, INC.
Parent Company /Subsidiary Name	Jurisdiction
Ameriprise Financial, Inc.*	Delaware
Ameriprise Advisor Capital, LLC	Delaware
Ameriprise Advisor Financing 2, LLC	Delaware
Ameriprise Asset Management Holdings Singapore (Pte.) Ltd.	Signapore
Ameriprise Asset Management Holdings Hong Kong Limited	Hong Kong
Threadneedle Portfolio Services Hong Kong Limited	Hong Kong
Columbia Threadneedle Investments Japan Co., Ltd.	Japan
Columbia Threadneedle Malaysia Sdn Bhd.	Malaysia
Threadneedle Investments Singapore (Pte.) Ltd.	Singapore
Ameriprise Bank, FSB	Federal
Ameriprise Capital Trust I	Delaware
Ameriprise Capital Trust II	Delaware
Ameriprise Capital Trust III	Delaware
Ameriprise Capital Trust IV	Delaware
Ameriprise Captive Insurance Company	Vermont
Ameriprise Certificate Company	Delaware
Investors Syndicate Development Corporation	Nevada
Ameriprise Holdings, Inc.	Delaware
Ameriprise India LLP[1]	India
Ameriprise India Partner, LLC	Delaware
Ameriprise Trust Company	Minnesota
AMPF Holding, LLC	Minnesota
American Enterprise Investment Services Inc.[2]	Minnesota
Ameriprise Financial Services, LLC[2]	Delaware
AMPF Property Corporation	Michigan

Parent Company /Subsidiary Name	Jurisdiction
Investment Professionals, Inc.[2]	Texas
Columbia Management Investment Advisers, LLC	Minnesota
Advisory Capital Strategies Group Inc.	Minnesota
Columbia Wanger Asset Management, LLC	Delaware
Emerging Global Advisors, LLC	Delaware
GA Legacy, LLC	Delaware
J. & W. Seligman & Co. Incorporated	Delaware
Columbia Management Investment Distributors, Inc.[2]	Delaware
Seligman Partners, LLC[3]	Delaware
Lionstone BBP Limited Partner, LLC	Delaware
Houston BBP, L.P.[4]	Delaware
Lionstone CREAD Partners Two, LLC	Delaware
CREAD Ventures AIV, L.P.[12]	Delaware
LCFRE Nashville Carothers Holdings, LLC	Delaware
LCFRE Nashville Carothers GP, L.P.	Delaware
LCFRE Nashville Carothers (TN), LP	Delaware
Lionstone Commercial Real Estate Alpha Driver Partners, L.P.	Delaware
Lionstone LORE Two, LLC	Delaware
Lionstone Oregon Real Estate One, L.P.[12]	Delaware
Lionstone Partners, LLC	Texas
Cash Flow Asset Management GP, LLC	Texas
Cash Flow Asset Management, L.P.[5]	Texas
Lionstone Advisory Services, LLC	Texas
Lionstone CFRE II Real Estate Advisory, LLC	Delaware
Lionstone Development Services, LLC	Texas
LPL 1111 Broadway GP, LLC	Texas
LPL 1111 Broadway, L.P.[6]	Texas
Lionstone Raleigh Development Partners GP, LLC.	Delaware
Lionstone Raleigh Development Partners, LP7	Delaware
Lionstone RDP Channel House Investors, L.P.	Delaware
Lionstone RDP PCS Phase I Investors, L.P.	Delaware
Lionstone RDP Platform Investors, L.P.	Delaware
Lionstone RDP Tower V Investors GP, LLC	Delaware
Lionstone RDP Tower V Investors, L.P.[13]	Delaware
Lionstone RDP Coninvestment Fund 1 GP, LLC	Delaware
Lionstone RDP Coninvestment Fund 1, LP	Delaware
Lionstone VA Five, LLC	Delaware
Lionstone US Value-Add Five, L.P.[8]	Delaware

Parent Company /Subsidiary Name	Jurisdiction
RiverSource CDO Seed Investments, LLC	Minnesota
Columbia Management Investment Services Corp.	Minnesota
Columbia Threadneedle Canada, Inc.	Ontario
Columbia Threadneedle Investments UK International Limited	England & Wales
Columbia Threadneedle (Europe) Limited	England & Wales
Columbia Threadneedle AM (Holdings) plc	Scotland
Astraeus III GP LLP
Astraeus III FP LP
Columbia Threadneedle Capital (Group) Limited	Cayman Islands
Columbia Threadneedle Capital (Holdings) Limited	Cayman Islands
Columbia Threadneedle Capital (UK) Limited	England & Wales
Columbia Threadneedle Multi-Manager LLP	England & Wales
Thames River Capital LLP	England & Wales
Columbia Threadneedle Group (Holdings) Limited	England & Wales
Columbia Threadneedle Group (Management) Limited	England & Wales
Columbia Threadneedle Holdings Limited	England & Wales
Columbia Threadneedle Investment Services Limited	England & Wales
Columbia Threadneedle Management Limited	England & Wales
F&C Unit Management Limited	England & Wales
FCEM Holdings (UK) Limited	England & Wales
F&C Emerging Markets Limited	England & Wales
F&C (CI) Limited	England & Wales
F&C Private Equity Nominee Limited	England & Wales
Columbia Threadneedle Luxembourg S.A.9†	Luxembourg
Columbia Threadneedle Netherlands B.V.	Netherlands
F&C Alternative Investments (Holdings) Limited	England & Wales
F&C Ireland Limited	Ireland

Parent Company /Subsidiary Name	Jurisdiction
Columbia Threadneedle Treasury Limited	England & Wales
WAM Holdings Ltd	England & Wales
Columbia Threadneedle Fund Management Limited	England & Wales
Columbia Threadneedle Managers Limited	England & Wales
Columbia Threadneedle (Services) Limited	Scotland
Columbia Threadneedle Management (Swiss) GmbH‡	Switzerland
Columbia Threadneedle Investment Business Limited	Scotland
Columbia Threadneedle PE Co-Investment GP LLP	Scotland
FCIT PE FP LP9	Scotland
Columbia Threadneedle PE Co-Investment FP LP9	Scotland
Columbia Threadneedle Real Estate Partners LLP[10]	England & Wales
CT UK Residential Real Estate FCP-RAIF (Associate)	England & Wales
REIT Asset Management Limited	England & Wales
Columbia Threadneedle REP (Corporate Services) Limited	England & Wales
F&C REIT Corporate Finance Limited	England & Wales
Columbia Threadneedle Real Estate Partners S.à.r.l.	Luxembourg
CT Real Estate Partners GmbH & Co. KG, München	Germany
CT Real Estate Partners Verwaltungsgesellschaft mbH, München (General Partner)	Germany
Columbia Threadneedle Real Estate Partners Asset Management plc	England & Wales
FOSCA II Manager S.à.r.l.	Luxembourg
Columbia Threadneedle REP Property Management Limited	England & Wales
Columbia Threadneedle Unit Trust Managers Limited	England
Castle Mount Impact Partners GP LLP
Castle Mount Impact Partners FP LP
F&C Aurora (GP) Limited	Scotland
LPE II (Founding Partner) LP	Scotland
The Aurora Fund (Founder Partner) LP9	Scotland
F&C Climate Opportunity Partners (GP) Limited	Scotland
F&C Climate Opportunity Partners (GP) LP	Scotland
F&C Climate Opportunity Partners (Founder Partner) LP9	Scotland
F&C Equity Partners Holdings Limited	England & Wales

Parent Company /Subsidiary Name	Jurisdiction
F&C Equity Partners plc	England & Wales
F&C European Capital Partners (GP) Limited	Scotland
F&C European Capital Partners (Founder Partner) LP9	Scotland
F&C European Capital Partners II (GP) Limited	Scotland
F&C European Capital Partners II (Founder Partner) LP9	Scotland
F&C European Capital Partners II (GP) LP	Scotland
F&C Finance plc	England & Wales
F&C Group ESOP Trustee Limited	Scotland
F&C Investment Manager plc	England & Wales
FP Asset Management Holdings Limited	England & Wales
Columbia Threadneedle Asset Managers Limited	England & Wales
Ivory & Sime (Japan) KK	Japan
Ivory & Sime Limited	Scotland
Columbia Threadneedle (EM) Investments Limited	England & Wales
Pyrford International Limited	England & Wales
RiverSource Distributors, Inc.[2]	Delaware
RiverSource Life Insurance Company	Minnesota
Columbia Cent CLO Advisers, LLC	Delaware
RiverSource Life Insurance Co. of New York	New York
RiverSource NY REO, LLC	New York
RiverSource REO 1, LLC	Minnesota
RiverSource Tax Advantaged Investments, Inc.	Delaware
AEXP Affordable Housing Portfolio, LLC[11]	Delaware
TAM UK International Holdings Limited	England & Wales
Columbia Threadneedle Investments (ME) Limited	Dubai
Threadneedle Asset Management Oversight Limited	England & Wales
Ameriprise International Holdings GmbH	Switzerland
Threadneedle EMEA Holdings 1, LLC	Minnesota, USA
Threadneedle Asset Management Holdings Sàrl**	Luxembourg
CTM Holdings Limited	Malta
TAM Investment Limited	England & Wales

Parent Company /Subsidiary Name	Jurisdiction
Threadneedle Holdings Limited	England & Wales
TAM UK Holdings Limited	England & Wales
Threadneedle Asset Management Holdings Limited**	England & Wales
Columbia Threadneedle Foundation	England & Wales
TC Financing Limited	England & Wales
Threadneedle Asset Management Limited	England & Wales
Threadneedle Investment Services Limited	England & Wales
Threadneedle Asset Management (Nominees) Limited	England & Wales
Sackville TIPP Property (GP) Limited	England & Wales
Threadneedle Asset Management Finance Limited	England & Wales
TMS Investment Limited	Jersey
Threadneedle International Limited	England & Wales
Threadneedle Investments (Channel Islands) Limited	Jersey
Threadneedle Investments Limited	England & Wales
Threadneedle Management Services Limited	England & Wales
Threadneedle Pension Trustees Limited	England & Wales
Threadneedle Navigator ISA Manager Limited	England & Wales
Threadneedle Pensions Limited	England & Wales
Threadneedle Portfolio Services AG	Switzerland
Threadneedle Portfolio Services Limited	England & Wales
Threadneedle Property Investments Limited	England & Wales
Sackville (CTESIF) 2&3 GP Sàrl	Luxembourg
Sackville LCW (GP) Limited	England & Wales
Sackville LCW Sub LP 1 (GP) Limited	England & Wales
Sackville LCW Nominee 1 Limited	England & Wales

Parent Company /Subsidiary Name	Jurisdiction
Sackville LCW Nominee 2 Limited	England & Wales
Sackville LCW Sub LP 2 (GP) Limited	England & Wales
Sackville LCW Nominee 3 Limited	England & Wales
Sackville LCW Nominee 4 Limited	England & Wales
Sackville Property Atlantic (Jersey GP) Limited	Jersey
Sackville Property Curtis (Jersey GP) Limited	Jersey
Sackville Property Farnborough (Jersey GP) Limited	Jersey
Sackville Property Hayes (Jersey GP) Limited	Jersey
Sackville UKPEC6 Hayes Nominee 1 Limited	Jersey
Sackville UKPEC6 Hayes Nominee 2 Limited	Jersey
Sackville Property St James (Jersey GP) Limited	Jersey
Sackville Property Tower (Jersey GP) Limited	Jersey
Sackville Property Victoria (Jersey GP) Limited	Jersey
Sackville Tandem Property (GP) Limited	England & Wales
Sackville TPEN Property (GP) Limited	England & Wales
Sackville TSP Property (GP) Limited	England & Wales
Sackville UK Property Select II (GP) Limited	England & Wales
Sackville UK Property Select II (GP) No. 3 Limited	England & Wales
Sackville UK Property Select II Nominee (3) Limited	England & Wales
Sackville UK Property Select III (GP) No. 1 Limited	England & Wales
Sackville UK Property Select III Nominee (1) Limited	England & Wales
Sackville UK Property Select III Nominee (2) Limited	England & Wales
Sackville UK Property Select III (GP) No. 2 Limited	England & Wales
Sackville UK Property Select III Nominee (3) Ltd	England & Wales
Sackville UK Property Select III Nominee (4) Ltd	England & Wales
Sackville UK Property Select III (GP) No. 3 Limited	England & Wales
Sackville UK Property Select III Nominee (5) Ltd	England & Wales

Parent Company /Subsidiary Name	Jurisdiction
Sackville UK Property Select III Nominee (6) Ltd	England & Wales
Sackville UK Property Select III (GP) S.à r.l.	Luxembourg
Sackville UK Property Select IV (GP) S.à.r.l.	Luxembourg
Sackville UK Property Select IV (GP) No. 1 Limited	England
Sackville UK Property Select IV Nominee (1) Limited	England
Sackville UK Property Select IV Nominee (2) Limited	England
Sackville UK Property Select IV (GP) No. 2 Limited	England
Sackville UK Property Select IV (GP) No. 3 Limited	England
Sackville UKPEC1 Leeds (GP) Limited	England & Wales
Sackville UKPEC3 Croxley (GP) Limited	England & Wales
Threadneedle Property Execution 1 Limited	England & Wales
Threadneedle Property Execution 2 Limited	England & Wales
Threadneedle UK Property Select IV Feeder SA SICAV-RAIF	Luxembourg
Threadneedle Unit Trust Manager Limited	England & Wales
Threadneedle Management Luxembourg S.A.	Luxembourg

Unless otherwise indicated all ownership interests are 100%
*
Publicly-traded company (NYSE: AMP)
**
The company has non-voting shares held by third parties
†
Regulated by Luxembourg Authority
‡
FINMA Authorized Representative office of BMO Asset Management Ltd.
1
Owned by: Ameriprise Financial, Inc. 100% profit sharing ratio with capital contribution of 124,078,760 INR (Indian currency=rupees) & 10 INR owned each by Columbia Management Investment Advisers, LLC & Ameriprise India Partner, LLC
2
Registered broker-dealer
3
Managed by members of onshore hedge fund feeders
4
Owned by: Lionstone BBP Limited Partner, LLC (2%) & Teacher Retirement System of Texas (98%)
5
Owned by: Lionstone Partners, LLC (99%) & Cash Flow Asset Management GP, LLC (1%).
6
Owned by: Lionstone Partners, LLC (99.9%) & LPL 1111 Broadway GP, LLC (0.1%)
7
Owned by Lionstone Raleigh Development Partners GP, LLC (1.88%), LS Employee Holdings, LLC (0.82%), Lionstone Oregon Real Estate One, L.P. (32.43%), California State Teachers’ Retirement System (32.43%) and State of Wisconsin Investment Board (32.43%)
8
Owned by Lionstone VA Five, LLC (2%), LVA5 Holdings, LLC (1%), Teacher Retirement System of Texas (26.2%), California State Teachers’ Retirement System (26.2%), William Marsh Rice University (5.2%) and Lion Real Estate LLC (39.4%)
9
Columbia Threadneedle AM (Holdings) plc owns a percentage of the entity
10
Columbia ThreadneedleTreasury Limited holds 1 unit
11
One-third of this entity is owned by American Express Travel Related Services.
Item 33. Indemnification
The amended and restated By-Laws of the depositor provide that the depositor will indemnify, to the fullest extent now or hereafter provided for or permitted by law, each person involved in, or made or threatened to be made a party to, any action, suit, claim or proceeding, whether civil or criminal, including any investigative, administrative, legislative, or other proceeding, and including any action by or in the right of the depositor or any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise (any such entity, other than the depositor, being hereinafter referred to as an “Enterprise”), and including appeals therein (any such action or process being hereinafter referred to as a “Proceeding”), by reason of the fact that such person, such person’s testator or intestate (i) is or was a director or officer of the depositor, or (ii) is or was serving, at the request of the depositor, as a director, officer, or in any other capacity, or any other Enterprise, against any and all judgments, amounts paid in settlement, and expenses, including attorney’s fees, actually and reasonably incurred as a result of or in connection with any Proceeding, except as provided below.
No indemnification will be made to or on behalf of any such person if a judgment or other final adjudication adverse to such person establishes that such person’s acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that such person personally gained in fact a financial profit or other advantage to which such person was not legally entitled. In addition, no indemnification will be made with respect to any Proceeding initiated by any such person against the depositor, or a director or officer of the depositor, other than to enforce the terms of this indemnification provision, unless such Proceeding was authorized by the Board of Directors of the depositor. Further, no indemnification will be made with respect to any settlement or compromise of any Proceeding unless and until the depositor has consented to such settlement or compromise.
The depositor may, from time to time, with the approval of the Board of Directors, and to the extent authorized, grant rights to indemnification, and to the advancement of expenses, to any employee or agent of the depositor or to any person serving at the request of the depositor as a director or officer, or in any other capacity, of any other Enterprise, to the fullest extent of the provisions with respect to the indemnification and advancement of expenses of directors and officers of the depositor.
Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the depositor or the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
Item 34. Principal Underwriters
(a) RiverSource Distributors, Inc. acts as principal underwriter for:
RiverSource Variable Annuity Account 1
RiverSource Variable Annuity Account
RiverSource Account F
RiverSource Variable Annuity Fund A
RiverSource Variable Annuity Fund B
RiverSource Variable Account 10
RiverSource Account SBS
RiverSource MVA Account
RiverSource Account MGA
RiverSource Account for Smith Barney
RiverSource Variable Life Separate Account
RiverSource Variable Life Account
RiverSource of New York Variable Annuity Account 1
RiverSource of New York Variable Annuity Account 2
RiverSource of New York Account 4
RiverSource of New York Account 7
RiverSource of New York Account 8
(b) As to each director, officer or partner of the principal underwriter:
Name and Principal Business Address*	Positions and Offices with Underwriter
Kara D. Sherman	Director
Gumer C. Alvero	Chairman of the Board and Chief Executive Officer
Shweta Jhanji	Senior Vice President and Treasurer
Paula J. Minella	Secretary
Michael S. Mattox	Chief Financial Officer
Lori Arrell	Director
*
The business address is 70100 Ameriprise Financial Center, Minneapolis, MN 55474.

(c) RiverSource Distributors Inc., the principal underwriter during Registrant’s last fiscal year, was paid the following commissions:
NAME OF PRINCIPAL UNDERWRITER	NET UNDERWRITING DISCOUNTS AND COMMISSIONS	COMPENSATION ON REDEMPTION	BROKERAGE COMMISSIONS	OTHER COMPENSATION
RiverSource Distributors, Inc.	$20,929,617	None	None	None
Item 37. Fee Representation
The Depositor represents that the fees and charges deducted under the policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.
Item 35. Location of Accounts and Records
The accounts and records of the Registrant are located at the offices of the Depositor RiverSource Life Insurance Co. of New York at 20 Madison Avenue Extension, Albany, NY 12203.
Item 36. Management Services
Not Applicable.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, RiverSource Life Insurance Co. of New York, on behalf of the Registrant, has duly caused this Registration Statement to be signed on behalf of the Registrant by the undersigned, thereunto duly authorized, in the City of Minneapolis, and State of Minnesota on the 26th day of April, 2023.

By: RIVERSOURCE OF NEW YORK ACCOUNT 8
(Registrant)
By:	/s/ Gumer C. Alvero
Gumer C. Alvero Chairman of the Board and President
As required by the Securities Act of 1933, this Amended Registration Statement has been signed by the Depositor on the 26th day of April, 2023.

RiverSource Life Insurance Co. of New York
(Depositor)
By:	/s/ Gumer C. Alvero
Gumer C. Alvero Chairman of the Board and President
As required by the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities indicated on the 26th day of April, 2023.
Signature	Title
/s/ Gumer C. Alvero	Chairman of the Board, President and Chief Executive Officer (Chief Executive Officer)
Gumer C. Alvero
/s/ Michael J. Pelzel	Senior Vice President – Corporate Tax
Michael J. Pelzel
/s/ Stephen P. Blaske	Director, Senior Vice President and Chief Actuary
Stephen P. Blaske
/s/ Shweta Jhanji	Senior Vice President and Treasurer
Shweta Jhanji
/s/ Jason J. Poor	Director and Vice President – Operations
Jason J. Poor
/s/ Ronald L. Guzior	Director
Ronald L. Guzior
/s/ Brian E. Hartert	Director
Brian E. Hartert
/s/ Karen M. Bohn	Director
Karen M. Bohn
/s/ Mark Gorham	Director, Vice President – Insurance product Development
Mark Gorham
/s/ Diana M. Marchesi	Director
Diana M. Marchesi

Signature	Title
/s/ Gregg L. Ewing	Vice President, Chief Financial Officer and Controller (Principal Accounting Officer) (Chief Financial Officer)
Gregg L. Ewing
Signed pursuant to Power of Attorney to sign Amendment to this Registration Statement, dated March 15, 2023, filed electronically as Exhibit (p) to RiverSource Variable Account 10’s Post-Effective Amendment No. 19 to Registration Statement File No. 333-230376, is incorporated herein by reference, herewith, by:
/s/ John P. Hite
John P. Hite Counsel

This Registration Statement is comprised of the following papers and documents:
The Cover Page.
PART A.
Prospectus for:
RiverSource(R) Survivorship Variable Universal Life Insurance
PART B.
The Statement of Additional Information and Financial Statements relating to RiverSource of New York Account 8.
Part C.
Other Information.
Signatures.
Exhibits.

EXHIBIT INDEX
(k)	Consent and Opinion of Counsel.
(n)	Consent of Independent Registered Public Accounting Firm
(r)	Form of Initial Summary Prospectus
101	Inline Interactive Data File – the instance document does not appear in the Interactive Data File because its iXBRL tags are embedded within the Inline XBRL document filed electronically herewith.